

17010866

SEC
Mail Processing
Section
SEP 29 2017
Washington DC
412

UNITED STATES
SECURITIESAND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

United Mexican States
Exact name of registrant as specified in charter

0000101368
Registrant CIK number

Form 18-K (annual report for fiscal year ended December 31, 2016)
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

SEC file number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico, on the 29th day of September, 2017.

United Mexican States

By: ALBERTO TORRES GARCÍA
Name: Alberto Torres García
Title: Deputy Undersecretary for Public Credit of the Ministry of Finance and Public Credit

---

EXHIBIT C TO

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of the

UNITED MEXICAN STATES

(Name of Registrant)

Date of end of last fiscal year: December 31, 2016

EXHIBIT INDEX

Item	Description	Page
Exhibit A:	None	
Exhibit B:	None	
Exhibit C:	Federal Expenditure Budget for 2017 and Federal Annual Revenue Law for 2017 of the Registrant	
Exhibit D:	Current United Mexican States Description*	
Exhibit E:	Debt Tables as of December 31, 2016*	

* Filed pursuant to electronic filing of Form 18-K

EXHIBIT C

SECRETARIA DE HACIENDA Y CREDITO PUBLICO

DECRETO por el que se expide la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2017.

Al margen un sello con el Escudo Nacional, que dice: Estados Unidos Mexicanos.- Presidencia de la República.

ENRIQUE PEÑA NIETO, Presidente de los Estados Unidos Mexicanos, a sus habitantes sabed:

Que el Honorable Congreso de la Unión, se ha servido dirigirme el siguiente

DECRETO

EL CONGRESO GENERAL DE LOS ESTADOS UNIDOS MEXICANOS, DECRETA:

SE EXPIDE LA LEY DE INGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL DE 2017

ARTÍCULO PRIMERO. Se expide la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2017.

LEY DE INGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL DE 2017

Capítulo I

De los Ingresos y el Endeudamiento Público

Artículo 1o. En el ejercicio fiscal de 2017, la Federación percibirá los ingresos provenientes de los conceptos y en las cantidades estimadas que a continuación se enumeran:

CONCEPTO	Millones de pesos
TOTAL	**4,888,892.5**
INGRESOS DEL GOBIERNO FEDERAL (1+3+4+5+6+8+9)	**3,263,756.2**
1. Impuestos	**2,739,366.8**
1. Impuestos sobre los ingresos:	1,425,802.0
01. Impuesto sobre la renta.	1,425,802.0
2. Impuestos sobre el patrimonio.	
3. Impuestos sobre la producción, el consumo y las transacciones:	1,240,254.3
01. Impuesto al valor agregado.	797,653.9
02. Impuesto especial sobre producción y servicios:	433,890.4
01. Combustibles automotrices:	284,432.3
01. Artículo 2o., fracción I, inciso D).	257,466.0
02. Artículo 2o.-A.	26,966.3
02. Bebidas con contenido alcohólico y cerveza:	47,821.3
01. Bebidas alcohólicas.	14,696.1
02. Cervezas y bebidas refrescantes.	33,125.2
03. Tabacos labrados.	41,985.8
04. Juegos con apuestas y sorteos.	2,483.7
05. Redes públicas de telecomunicaciones.	6,700.5
06. Bebidas energetizantes.	7.5
07. Bebidas saborizadas.	24,556.6
08. Alimentos no básicos con alta densidad calórica.	17,858.4
09. Plaguicidas.	639.3
10. Combustibles fósiles.	7,405.0
03. Impuesto sobre automóviles nuevos.	8,710.0
4. Impuestos al comercio exterior:	45,842.1
01. Impuestos al comercio exterior:	45,842.1
01. A la importación.	45,842.1
02. A la exportación.	0.0
5. Impuestos sobre Nóminas y Asimilables.	
6. Impuestos Ecológicos.	
7. Accesorios:	26,415.7
01. Accesorios.	26,415.7
8. Otros impuestos:	4,114.7
01. Impuesto por la actividad de exploración y extracción de hidrocarburos.	4,114.7
02. Impuesto sobre servicios expresamente declarados de interés público por ley, en los que intervengan empresas concesionarias de bienes del dominio directo de la Nación.	0.0
9. Impuestos no comprendidos en las fracciones de la Ley de Ingresos causados en ejercicios fiscales anteriores pendientes de liquidación o pago.	-3,062.0

					Concepto	Millones de pesos
INGRESOS DE ORGANISMOS Y EMPRESAS (2+7)						**1,097,157.6**
2.	**Cuotas y aportaciones de seguridad social**					**283,241.7**
	1.	Aportaciones para Fondos de Vivienda.				0.0
		01.	Aportaciones y abonos retenidos a trabajadores por patrones para el Fondo Nacional de la Vivienda para los Trabajadores.			0.0
	2.	Cuotas para el Seguro Social.				283,241.7
		01.	Cuotas para el Seguro Social a cargo de patrones y trabajadores.			283,241.7
	3.	Cuotas de Ahorro para el Retiro.				0.0
		01.	Cuotas del Sistema de Ahorro para el Retiro a cargo de los patrones.			0.0
	4.	Otras Cuotas y Aportaciones para la seguridad social:				0.0
		01.	Cuotas para el Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado a cargo de los citados trabajadores.			0.0
		02.	Cuotas para el Instituto de Seguridad Social para las Fuerzas Armadas Mexicanas a cargo de los militares.			0.0
	5.	Accesorios.				0.0
3.	**Contribuciones de mejoras**					**33.6**
	1.	Contribución de mejoras por obras públicas:				33.6
		01.	Contribución de mejoras por obras públicas de infraestructura hidráulica.			33.6
	2.	Contribuciones de mejoras no comprendidas en las fracciones de la Ley de Ingresos causados en ejercicios fiscales anteriores pendientes de liquidación o pago.				0.0
4.	**Derechos**					**44,757.3**
	1.	Derechos por el uso, goce, aprovechamiento o explotación de bienes de dominio público:				38,565.1
		01.	Secretaría de Hacienda y Crédito Público.			100.2
		02.	Secretaría de la Función Pública.			0.0
		03.	Secretaría de Economía.			2,098.4
		04.	Secretaría de Comunicaciones y Transportes.			6,122.0
		05.	Secretaría de Medio Ambiente y Recursos Naturales.			21,371.4
		06.	Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación.			65.1
		07.	Secretaría del Trabajo y Previsión Social.			0.0
		08.	Secretaría de Educación Pública.			0.0
		09.	Instituto Federal de Telecomunicaciones.			8,808.0
	2.	Derechos por prestación de servicios:				6,192.2
		01.	Servicios que presta el Estado en funciones de derecho público:			6,192.2
			01.	Secretaría de Gobernación.		111.5
			02.	Secretaría de Relaciones Exteriores.		3,103.7
			03.	Secretaría de la Defensa Nacional.		0.0
			04.	Secretaría de Marina.		0.0
			05.	Secretaría de Hacienda y Crédito Público.		308.6
			06.	Secretaría de la Función Pública.		15.0
			07.	Secretaría de Energía.		8.0
			08.	Secretaría de Economía.		28.8
			09.	Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación.		55.3
			10.	Secretaría de Comunicaciones y Transportes.		1,233.4
			11.	Secretaría de Medio Ambiente y Recursos Naturales.		64.2
				01.	Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos.	0.0
				02.	Otros.	64.2
			12.	Secretaría de Educación Pública.		1,142.9
			13.	Secretaría de Salud.		29.7
			14.	Secretaría del Trabajo y Previsión Social.		3.7
			15.	Secretaría de Desarrollo Agrario, Territorial y Urbano.		60.4
			16.	Secretaría de Turismo.		0.0
			17.	Procuraduría General de la República.		0.2
			18.	Instituto Federal de Telecomunicaciones.		26.1
			19.	Comisión Nacional de Hidrocarburos.		0.0
			20.	Comisión Reguladora de Energía.		0.0
			21.	Comisión Federal de Competencia Económica.		0.7
	3.	Otros Derechos.				0.0
	4.	Accesorios.				0.0
	5.	Derechos no comprendidos en las fracciones de la Ley de Ingresos causados en ejercicios fiscales anteriores pendientes de liquidación o pago.				0.0

					Concepto	Importe
5.					**Productos**	**5,983.8**
	1.				Productos de tipo corriente:	7.4
		01.			Por los servicios que no correspondan a funciones de derecho público.	7.4
	2.				Productos de capital:	5,976.4
		01.			Derivados del uso, aprovechamiento o enajenación de bienes no sujetos al régimen de dominio público:	5,976.4
			01.		Explotación de tierras y aguas.	0.0
			02.		Arrendamiento de tierras, locales y construcciones.	0.3
			03.		Enajenación de bienes:	1,553.2
				01.	Muebles.	1,456.2
				02.	Inmuebles.	97.0
			04.		Intereses de valores, créditos y bonos.	3,944.9
			05.		Utilidades:	477.9
				01.	De organismos descentralizados y empresas de participación estatal.	0.0
				02.	De la Lotería Nacional para la Asistencia Pública.	0.0
				03.	De Pronósticos para la Asistencia Pública.	477.4
				04.	Otras.	0.5
			06.		Otros.	0.1
	3.				Productos no comprendidos en las fracciones de la Ley de Ingresos causados en ejercicios fiscales anteriores pendientes de liquidación o pago.	0.0
6.					**Aprovechamientos**	**86,712.9**
	1.				Aprovechamientos de tipo corriente:	86,683.4
		01.			Multas.	1,829.5
		02.			Indemnizaciones.	2,114.5
		03.			Reintegros:	139.1
			01.		Sostenimiento de las escuelas artículo 123.	0.0
			02.		Servicio de vigilancia forestal.	0.1
			03.		Otros.	139.0
		04.			Provenientes de obras públicas de infraestructura hidráulica.	373.0
		05.			Participaciones en los ingresos derivados de la aplicación de leyes locales sobre herencias y legados expedidas de acuerdo con la Federación.	0.0
		06.			Participaciones en los ingresos derivados de la aplicación de leyes locales sobre donaciones expedidas de acuerdo con la Federación.	0.0
		07.			Aportaciones de los Estados, Municipios y particulares para el servicio del Sistema Escolar Federalizado.	0.0
		08.			Cooperación de la Ciudad de México por servicios públicos locales prestados por la Federación.	0.0
		09.			Cooperación de los Gobiernos de Estados y Municipios y de particulares para alcantarillado, electrificación, caminos y líneas telegráficas, telefónicas y para otras obras públicas.	0.0
		10.			5% de días de cama a cargo de establecimientos particulares para internamiento de enfermos y otros destinados a la Secretaría de Salud.	0.0
		11.			Participaciones a cargo de los concesionarios de vías generales de comunicación y de empresas de abastecimiento de energía eléctrica.	767.7
		12.			Participaciones señaladas por la Ley Federal de Juegos y Sorteos.	1,026.9
		13.			Regalías provenientes de fondos y explotación minera.	0.0
		14.			Aportaciones de contratistas de obras públicas.	6.3
		15.			Destinados al Fondo para el Desarrollo Forestal:	0.5
			01.		Aportaciones que efectúen los Gobiernos de la Ciudad de México, Estatales y Municipales, los organismos y entidades públicas, sociales y los particulares.	0.0
			02.		De las reservas nacionales forestales.	0.0
			03.		Aportaciones al Instituto Nacional de Investigaciones Forestales y Agropecuarias.	0.0
			04.		Otros conceptos.	0.5
		16.			Cuotas Compensatorias.	119.0
		17.			Hospitales Militares.	0.0
		18.			Participaciones por la explotación de obras del dominio público señaladas por la Ley Federal del Derecho de Autor.	0.0
		19.			Provenientes de decomiso y de bienes que pasan a propiedad del Fisco Federal.	0.0

				Concepto	Importe
		20.		Provenientes del programa de mejoramiento de los medios de informática y de control de las autoridades aduaneras.	0.0
		21.		No comprendidos en los incisos anteriores provenientes del cumplimiento de convenios celebrados en otros ejercicios.	0.0
		22.		Otros:	80,303.8
			01.	Remanente de operación del Banco de México.	0.0
			02.	Utilidades por Recompra de Deuda.	0.0
			03.	Rendimiento mínimo garantizado.	0.0
			04.	Otros.	80,303.8
		23.		Provenientes de servicios en materia energética:	3.1
			01.	Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos.	0.0
			02.	Comisión Nacional de Hidrocarburos.	0.0
			03.	Comisión Reguladora de Energía.	3.1
	2.			Aprovechamientos de capital.	29.5
		01.		Recuperaciones de capital:	29.5
			01.	Fondos entregados en fideicomiso, a favor de Entidades Federativas y empresas públicas.	23.0
			02.	Fondos entregados en fideicomiso, a favor de empresas privadas y a particulares.	6.5
			03.	Inversiones en obras de agua potable y alcantarillado.	0.0
			04.	Desincorporaciones.	0.0
			05.	Otros.	0.0
	3.			Accesorios.	0.0
	4.			Aprovechamientos no comprendidos en las fracciones de la Ley de Ingresos causados en ejercicios fiscales anteriores pendientes de liquidación o pago.	0.0
7.				**Ingresos por ventas de bienes y servicios**	**813,915.9**
	1.			Ingresos por ventas de bienes y servicios de organismos descentralizados:	74,546.4
		01.		Instituto Mexicano del Seguro Social.	26,011.7
		02.		Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado.	48,534.7
	2.			Ingresos de operación de empresas productivas del Estado:	739,369.5
		01.		Petróleos Mexicanos.	400,415.5
		02.		Comisión Federal de Electricidad.	338,954.0
	3.			Ingresos de empresas de participación estatal.	0.0
	4.			Ingresos por ventas de bienes y servicios producidos en establecimientos del Gobierno Central.	0.0
8.				**Participaciones y aportaciones**	
	1.			Participaciones.	
	2.			Aportaciones.	
	3.			Convenios.	
9.				**Transferencias, asignaciones, subsidios y otras ayudas**	**386,901.8**
	1.			Transferencias internas y asignaciones al sector público.	386,901.8
		01.		Transferencias del Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo.	386,901.8
			01.	Ordinarias.	386,901.8
			02.	Extraordinarias.	0.0
	2.			Transferencias al resto del sector público.	0.0
	3.			Subsidios y subvenciones.	0.0
	4.			Ayudas sociales.	0.0
	5.			Pensiones y jubilaciones.	0.0
	6.			Transferencias a fideicomisos, mandatos y análogos.	0.0
10.				**Ingresos derivados de financiamientos**	**527,978.7**
	1.			Endeudamiento interno:	525,746.4
		01.		Endeudamiento interno del Gobierno Federal.	492,640.2
		02.		Otros financiamientos:	33,106.2
			01.	Diferimiento de pagos.	33,106.2
			02.	Otros.	0.0
	2.			Endeudamiento externo:	0.0
		01.		Endeudamiento externo del Gobierno Federal.	0.0
	3.			Déficit de organismos y empresas de control directo.	-60,079.2
	4.			Déficit de empresas productivas del Estado.	62,311.5
Informativo: Endeudamiento neto del Gobierno Federal (10.1.01+10.2.01)					492,640.2

Cuando una ley que establezca alguno de los ingresos previstos en este artículo, contenga disposiciones que señalen otros ingresos, estos últimos se considerarán comprendidos en la fracción que corresponda a los ingresos a que se refiere este precepto.

Se faculta al Ejecutivo Federal para que durante el ejercicio fiscal de 2017, otorgue los beneficios fiscales que sean necesarios para dar debido cumplimiento a las resoluciones derivadas de la aplicación de mecanismos internacionales para la solución de controversias legales que determinen una violación a un tratado internacional.

El Ejecutivo Federal informará al Congreso de la Unión de los ingresos por contribuciones pagados en especie o en servicios, así como, en su caso, el destino de los mismos.

Derivado del monto de ingresos fiscales a obtener durante el ejercicio fiscal de 2017, se proyecta una recaudación federal participable por 2 billones 665 mil 463.6 millones de pesos.

Para el ejercicio fiscal de 2017, el gasto de inversión del Gobierno Federal y de las empresas productivas del Estado no se contabilizará para efectos del equilibrio presupuestario previsto en el artículo 17 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, hasta por un monto equivalente a 2.5 por ciento del Producto Interno Bruto correspondiente a Petróleos Mexicanos, la Comisión Federal de Electricidad e inversiones de alto impacto del Gobierno Federal en los términos del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2017.

Se estima que durante el ejercicio fiscal de 2017, en términos monetarios, el pago en especie del impuesto sobre servicios expresamente declarados de interés público por ley, en los que intervengan empresas concesionarias de bienes del dominio directo de la Nación, previsto en la Ley que establece, reforma y adiciona las disposiciones relativas a diversos impuestos publicada en el Diario Oficial de la Federación el 31 de diciembre de 1968, ascenderá al equivalente de 2 mil 740.5 millones de pesos.

La aplicación de los recursos a que se refiere el párrafo anterior, se hará de acuerdo a lo establecido en el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2017.

Con el objeto de que el Gobierno Federal continúe con la labor reconocida en el artículo segundo transitorio del "Decreto por el que se reforman y adicionan diversas disposiciones de la Ley que crea el Fideicomiso que administrará el fondo para el fortalecimiento de sociedades y cooperativas de ahorro y préstamo y de apoyo a sus ahorradores", publicado en el Diario Oficial de la Federación el 28 de enero de 2004, y a fin de atender la problemática social de los ahorradores afectados por la operación irregular de las cajas populares de ahorro y préstamo a que se refiere dicho transitorio, la Secretaría de Hacienda y Crédito Público, por conducto del área responsable de la banca y ahorro, continuará con la instrumentación, fortalecimiento y supervisión de las acciones o esquemas que correspondan para coadyuvar o intervenir en el resarcimiento de los ahorradores afectados.

En caso de que con base en las acciones o esquemas que se instrumenten conforme al párrafo que antecede sea necesaria la transmisión, administración o enajenación, por parte del Ejecutivo Federal, de los bienes y derechos del fideicomiso referido en el primer párrafo del artículo segundo transitorio del Decreto indicado en el párrafo anterior, las operaciones respectivas, en numerario o en especie, se registrarán en cuentas de orden, con la finalidad de no afectar el patrimonio o activos de los entes públicos federales que lleven a cabo esas operaciones.

El producto de la enajenación de los derechos y bienes decomisados o abandonados relacionados con los procesos judiciales y administrativos a que se refiere el artículo segundo transitorio del Decreto indicado en el párrafo precedente, se destinará en primer término, para cubrir los gastos de administración que eroguen los entes públicos federales que lleven a cabo las operaciones referidas en el párrafo anterior y, posteriormente, se destinarán para restituir al Gobierno Federal los recursos públicos aportados para el resarcimiento de los ahorradores afectados a que se refiere dicho precepto.

Los recursos que durante el ejercicio fiscal de 2017 se destinen al Fondo de Estabilización de los Ingresos de las Entidades Federativas en términos de las disposiciones aplicables, podrán utilizarse para cubrir las obligaciones derivadas de los esquemas que, a fin de mitigar la disminución en participaciones federales del ejercicio fiscal de 2017, se instrumenten para potenciar los recursos que, con cargo a dicho fondo, reciben las entidades federativas.

Hasta el 25 por ciento de las aportaciones que con cargo a los fondos de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal, y para el Fortalecimiento de las Entidades Federativas, corresponda recibir a las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México podrán servir como fuente de pago o compensación de las obligaciones que contraigan con el Gobierno Federal, siempre que exista acuerdo entre las partes y sin que sea necesario obtener la autorización de la legislatura local ni la inscripción ante la Secretaría de Hacienda y Crédito Público en el Registro Público Único, previsto en la Ley de Disciplina Financiera de las Entidades Federativas y los Municipios.

El gasto de inversión a que se refiere el párrafo sexto del presente artículo se reportará en los informes trimestrales que se presentan al Congreso de la Unión a que se refiere el artículo 107 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Para efectos de lo previsto en el artículo 107, fracción I de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la Secretaría de Hacienda y Crédito Público deberá incluir en los Informes sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública información del origen de los ingresos generados por los aprovechamientos a que se refiere el numeral 6.1.22.04 del presente artículo por concepto de otros aprovechamientos. Asimismo, deberá informar los destinos específicos que, en términos del artículo 19, fracción II, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, en su caso tengan dichos aprovechamientos.

Para el ejercicio fiscal 2017, de los recursos que se obtengan por concepto de coberturas o instrumentos de transferencia significativa de riesgos que hubieran sido contratados o adquiridos a través del Fondo de Estabilización de los Ingresos Presupuestarios, así como de la subcuenta que se haya constituido como complemento para asegurar el precio del petróleo de la mezcla mexicana en el citado Fondo, se podrán enterar a la Tesorería de la Federación las cantidades necesarias para compensar la disminución de los ingresos petroleros del Gobierno Federal respecto de las cantidades estimadas en este artículo.

Artículo 2o. Se autoriza al Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, para contratar y ejercer créditos, empréstitos y otras formas del ejercicio del crédito público, incluso mediante la emisión de valores, en los términos de la Ley Federal de Deuda Pública y para el financiamiento del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2017, por un monto de endeudamiento neto interno hasta por 495 mil millones de pesos, así como por el importe que resulte de conformidad con lo previsto por el Decreto por el que se reforman, adicionan y derogan diversas disposiciones de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y de la Ley General de Deuda Pública, publicado en el Diario Oficial de la Federación el 11 de agosto de 2014, transitorio Cuarto. Asimismo, el Ejecutivo Federal podrá contratar obligaciones constitutivas de deuda pública interna adicionales a lo autorizado, siempre que el endeudamiento neto externo sea menor al establecido en el presente artículo en un monto equivalente al de dichas obligaciones adicionales. El Ejecutivo Federal queda autorizado para contratar y ejercer en el exterior créditos, empréstitos y otras formas del ejercicio del crédito público, incluso mediante la emisión de valores, para el financiamiento del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2017, así como para canjear o refinanciar obligaciones del sector público federal, a efecto de obtener un monto de endeudamiento neto externo de hasta 5.8 mil millones de dólares de los Estados Unidos de América, el cual incluye el monto de endeudamiento neto externo que se ejercería con organismos financieros internacionales. De igual forma, el Ejecutivo Federal y las entidades podrán contratar obligaciones constitutivas de deuda pública externa adicionales a lo autorizado, siempre que el endeudamiento neto interno sea menor al establecido en el presente artículo en un monto equivalente al de dichas obligaciones adicionales. El cómputo de lo anterior se realizará, en una sola ocasión, el último día hábil bancario del ejercicio fiscal de 2017 considerando el tipo de cambio para solventar obligaciones denominadas en moneda extranjera pagaderas en la República Mexicana que publique el Banco de México en el Diario Oficial de la Federación, así como la equivalencia del peso mexicano con otras monedas que dé a conocer el propio Banco de México, en todos los casos en la fecha en que se hubieren realizado las operaciones correspondientes.

También se autoriza al Ejecutivo Federal para que, a través de la propia Secretaría de Hacienda y Crédito Público, emita valores en moneda nacional y contrate empréstitos para canje o refinanciamiento de obligaciones del erario federal, en los términos de la Ley Federal de Deuda Pública. Asimismo, el Ejecutivo Federal queda autorizado para contratar créditos o emitir valores en el exterior con el objeto de canjear o refinanciar endeudamiento externo.

Las operaciones a las que se refiere el párrafo anterior no deberán implicar endeudamiento neto adicional al autorizado para el ejercicio fiscal de 2017.

Se autoriza al Instituto para la Protección al Ahorro Bancario a contratar créditos o emitir valores con el único objeto de canjear o refinanciar exclusivamente sus obligaciones financieras, a fin de hacer frente a sus obligaciones de pago, otorgar liquidez a sus títulos y, en general, mejorar los términos y condiciones de sus obligaciones financieras. Los recursos obtenidos con esta autorización únicamente se podrán aplicar en los términos establecidos en la Ley de Protección al Ahorro Bancario incluyendo sus artículos transitorios. Sobre estas operaciones de canje y refinanciamiento se deberá informar trimestralmente al Congreso de la Unión.

El Banco de México actuará como agente financiero del Instituto para la Protección al Ahorro Bancario, para la emisión, colocación, compra y venta, en el mercado nacional, de los valores representativos de la deuda del citado Instituto y, en general, para el servicio de dicha deuda. El Banco de México también podrá operar por cuenta propia con los valores referidos.

En el evento de que en las fechas en que corresponda efectuar pagos por principal o intereses de los valores que el Banco de México coloque por cuenta del Instituto para la Protección al Ahorro Bancario, éste no tenga recursos suficientes para cubrir dichos pagos en la cuenta que, para tal efecto, le lleve el Banco de México, el propio Banco deberá proceder a emitir y colocar valores a cargo del Instituto para la Protección al

Ahorro Bancario, por cuenta de éste y por el importe necesario para cubrir los pagos que correspondan. Al determinar las características de la emisión y de la colocación, el citado Banco procurará las mejores condiciones para el mencionado Instituto dentro de lo que el mercado permita.

El Banco de México deberá efectuar la colocación de los valores a que se refiere el párrafo anterior en un plazo no mayor de 15 días hábiles contado a partir de la fecha en que se presente la insuficiencia de fondos en la cuenta del Instituto para la Protección al Ahorro Bancario. Excepcionalmente, la Junta de Gobierno del Banco de México podrá ampliar este plazo una o más veces por un plazo conjunto no mayor de tres meses, si ello resulta conveniente para evitar trastornos en el mercado financiero.

En cumplimiento de lo dispuesto por el artículo 45 de la Ley de Protección al Ahorro Bancario, se dispone que, en tanto se efectúe la colocación referida en el párrafo anterior, el Banco de México podrá cargar la cuenta corriente que le lleva a la Tesorería de la Federación, sin que se requiera la instrucción del Titular de dicha Tesorería, para atender el servicio de la deuda que emita el Instituto para la Protección al Ahorro Bancario. El Banco de México deberá abonar a la cuenta corriente de la Tesorería de la Federación el importe de la colocación de valores que efectúe en términos de este artículo.

Se autoriza a la banca de desarrollo, a la Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero, a los fondos de fomento y al Instituto del Fondo Nacional para el Consumo de los Trabajadores un monto conjunto de déficit por intermediación financiera, definida como el Resultado de Operación que considera la Constitución Neta de Reservas Crediticias Preventivas, de cero pesos para el Ejercicio Fiscal de 2017.

El monto autorizado conforme al párrafo anterior podrá ser adecuado previa autorización del órgano de gobierno de la entidad de que se trate y con la opinión favorable de la Secretaría de Hacienda y Crédito Público.

Los montos establecidos en el artículo 1o., numeral 10 "Ingresos derivados de Financiamientos" de esta Ley, así como el monto de endeudamiento neto interno consignado en este artículo, se verán, en su caso, modificados en lo conducente como resultado de la distribución, entre el Gobierno Federal y los organismos y empresas de control directo, de los montos autorizados en el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2017.

Se autoriza para Petróleos Mexicanos y sus empresas productivas subsidiarias la contratación y ejercicio de créditos, empréstitos y otras formas del ejercicio del crédito público, incluso mediante la emisión de valores, así como el canje o refinanciamiento de sus obligaciones constitutivas de deuda pública, a efecto de obtener un monto de endeudamiento neto interno de hasta 28 mil millones de pesos, y un monto de endeudamiento neto externo de hasta 7.1 mil millones de dólares de los Estados Unidos de América; asimismo, se podrán contratar obligaciones constitutivas de deuda pública interna o externa adicionales a lo autorizado, siempre que el endeudamiento neto externo o interno, respectivamente, sea menor al establecido en este párrafo en un monto equivalente al de dichas obligaciones adicionales. El uso del endeudamiento anterior deberá cumplir con la meta de balance financiero aprobado.

Se autoriza para la Comisión Federal de Electricidad y sus empresas productivas subsidiarias la contratación y ejercicio de créditos, empréstitos y otras formas del ejercicio del crédito público, incluso mediante la emisión de valores, así como el canje o refinanciamiento de sus obligaciones constitutivas de deuda pública, a efecto de obtener un monto de endeudamiento neto interno de hasta 10 mil millones de pesos, y un monto de endeudamiento neto externo de cero dólares de los Estados Unidos de América, asimismo se podrán contratar obligaciones constitutivas de deuda pública interna o externa adicionales a lo autorizado, siempre que el endeudamiento neto externo o interno, respectivamente, sea menor al establecido en este párrafo en un monto equivalente al de dichas obligaciones adicionales. El uso del endeudamiento anterior deberá cumplir con la meta de balance financiero aprobado.

El cómputo de lo establecido en los dos párrafos anteriores se realizará en una sola ocasión, el último día hábil bancario del ejercicio fiscal de 2017 considerando el tipo de cambio para solventar obligaciones denominadas en moneda extranjera pagaderas en la República Mexicana que publique el Banco de México en el Diario Oficial de la Federación, así como la equivalencia del peso mexicano con otras monedas que dé a conocer el propio Banco de México, en todos los casos en la fecha en que se hubieren realizado las operaciones correspondientes.

La Secretaría de Hacienda y Crédito Público informará al Congreso de la Unión de manera trimestral sobre el avance del Programa Anual de Financiamiento, destacando el comportamiento de los diversos rubros en el cual se haga referencia al financiamiento del Gasto de Capital y Refinanciamiento.

Artículo 3o. Se autoriza para la Ciudad de México la contratación y ejercicio de créditos, empréstitos y otras formas de crédito público para un endeudamiento neto de 4 mil 500 millones de pesos para el financiamiento de obras contempladas en el Presupuesto de Egresos de la Ciudad de México para el Ejercicio Fiscal 2017. Asimismo, se autoriza la contratación y ejercicio de créditos, empréstitos y otras formas de crédito público para realizar operaciones de canje o refinanciamiento de la deuda pública de la Ciudad de México.

El ejercicio del monto de endeudamiento autorizado se sujetará a lo dispuesto en la Ley de Disciplina Financiera de las Entidades Federativas y los Municipios.

Artículo 4o. En el ejercicio fiscal de 2017, la Federación percibirá los ingresos por proyectos de infraestructura productiva de largo plazo de inversión financiada directa y condicionada de la Comisión Federal de Electricidad por un total de 315,891.5 millones de pesos, de los cuales 213,539.8 millones de pesos corresponden a inversión directa y 102,351.7 millones de pesos a inversión condicionada.

Artículo 5o. En el ejercicio fiscal de 2017 el Ejecutivo Federal no contratará nuevos proyectos de inversión financiada de la Comisión Federal de Electricidad a los que hacen referencia los artículos 18 de la Ley Federal de Deuda Pública y 32, párrafos segundo a sexto, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, así como del Título Cuarto, Capítulo XIV, del Reglamento de este último ordenamiento.

Artículo 6o. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar las compensaciones que deban cubrir los organismos descentralizados y las empresas de participación estatal, por los bienes federales aportados o asignados a los mismos para su explotación o en relación con el monto de los productos o ingresos brutos que perciban.

Artículo 7o. Petróleos Mexicanos, sus organismos subsidiarios y/o sus empresas productivas subsidiarias, según corresponda estarán a lo siguiente:

I. Los pagos provisionales mensuales del derecho por la utilidad compartida, previstos en el artículo 42 de la Ley de Ingresos sobre Hidrocarburos, se realizarán a más tardar el día 17 del mes posterior a aquél a que correspondan los pagos provisionales; cuando el mencionado día sea inhábil, el pago se deberá realizar al siguiente día hábil. Dichos pagos serán efectuados al Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo.

II. Presentar las declaraciones, hacer los pagos y cumplir con las obligaciones de retener y enterar las contribuciones a cargo de terceros, ante la Tesorería de la Federación, a través del esquema para la presentación de declaraciones que para tal efecto establezca el Servicio de Administración Tributaria.

La Secretaría de Hacienda y Crédito Público queda facultada para establecer y, en su caso, modificar o suspender pagos a cuenta de los pagos provisionales mensuales del derecho por la utilidad compartida, previstos en el artículo 42 de la Ley de Ingresos sobre Hidrocarburos.

La Secretaría de Hacienda y Crédito Público informará y explicará las modificaciones a los montos que, por ingresos extraordinarios o una baja en los mismos, impacten en los pagos establecidos conforme al párrafo anterior, en un informe que se presentará a la Comisión de Hacienda y Crédito Público y al Centro de Estudios de las Finanzas Públicas, ambos de la Cámara de Diputados, dentro del mes siguiente a aquél en que se generen dichas modificaciones, así como en los Informes Trimestrales sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública.

En caso de que la Secretaría de Hacienda y Crédito Público haga uso de las facultades otorgadas en el segundo párrafo de este artículo, los pagos correspondientes deberán ser transferidos y concentrados en la Tesorería de la Federación por el Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo, a más tardar el día siguiente de su recepción, a cuenta de la transferencia a que se refiere el artículo 16, fracción II, inciso g) de la Ley del Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo.

Los gastos de mantenimiento y operación de los proyectos integrales de infraestructura de Petróleos Mexicanos que, hasta antes de la entrada en vigor del "Decreto por el que se adicionan y reforman diversas disposiciones de la Ley Federal de Presupuesto y Responsabilidad Hacendaria", publicado en el Diario Oficial de la Federación el 13 de noviembre de 2008, eran considerados proyectos de infraestructura productiva de largo plazo en términos del artículo 32 de dicha Ley, serán registrados como inversión.

Capítulo II

De las Facilidades Administrativas y Beneficios Fiscales

Artículo 8o. En los casos de prórroga para el pago de créditos fiscales se causarán recargos:

I. Al 0.75 por ciento mensual sobre los saldos insolutos.

II. Cuando de conformidad con el Código Fiscal de la Federación, se autorice el pago a plazos, se aplicará la tasa de recargos que a continuación se establece, sobre los saldos y durante el periodo de que se trate:

   1. Tratándose de pagos a plazos en parcialidades de hasta 12 meses, la tasa de recargos será del 1 por ciento mensual.
   2. Tratándose de pagos a plazos en parcialidades de más de 12 meses y hasta de 24 meses, la tasa de recargos será de 1.25 por ciento mensual.
   3. Tratándose de pagos a plazos en parcialidades superiores a 24 meses, así como tratándose de pagos a plazo diferido, la tasa de recargos será de 1.5 por ciento mensual.

Las tasas de recargos establecidas en la fracción II de este artículo incluyen la actualización realizada conforme a lo establecido por el Código Fiscal de la Federación.

Artículo 9o. Se ratifican los acuerdos y disposiciones de carácter general expedidos en el Ramo de Hacienda, de las que hayan derivado beneficios otorgados en términos de la presente Ley, así como por los que se haya dejado en suspenso total o parcialmente el cobro de gravámenes y las resoluciones dictadas por la Secretaría de Hacienda y Crédito Público sobre la causación de tales gravámenes.

Se ratifican los convenios que se hayan celebrado entre la Federación por una parte y las entidades federativas, organismos autónomos por disposición constitucional de éstas, organismos públicos descentralizados de las mismas y los municipios, por la otra, en los que se finiquiten adeudos entre ellos. También se ratifican los convenios que se hayan celebrado o se celebren entre la Federación por una parte y las entidades federativas, por la otra, en los que se señalen los incentivos que perciben las propias entidades federativas y, en su caso, los municipios, por los bienes que pasen a propiedad del Fisco Federal, provenientes de comercio exterior, incluidos los sujetos a un procedimiento establecido en la legislación aduanera o fiscal federal, así como los abandonados a favor del Gobierno Federal.

En virtud de lo señalado en el párrafo anterior, no se aplicará lo dispuesto en el artículo 6 bis de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público.

Artículo 10. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar los aprovechamientos que se cobrarán en el ejercicio fiscal de 2017, incluso por el uso, goce, aprovechamiento o explotación de bienes sujetos al régimen de dominio público de la Federación o por la prestación de servicios en el ejercicio de las funciones de derecho público por los que no se establecen derechos o que por cualquier causa legal no se paguen.

Para establecer el monto de los aprovechamientos se tomarán en consideración criterios de eficiencia económica y de saneamiento financiero y, en su caso, se estará a lo siguiente:

I. La cantidad que deba cubrirse por concepto del uso, goce, aprovechamiento o explotación de bienes o por la prestación de servicios que tienen referencia internacional, se fijará considerando el cobro que se efectúe por el uso, goce, aprovechamiento o explotación de bienes o por la prestación de servicios, de similares características, en países con los que México mantiene vínculos comerciales.

II. Los aprovechamientos que se cobren por el uso, goce, aprovechamiento o explotación de bienes o por la prestación de servicios, que no tengan referencia internacional, se fijarán considerando el costo de los mismos, siempre que se derive de una valuación de dichos costos en los términos de eficiencia económica y de saneamiento financiero.

III. Se podrán establecer aprovechamientos diferenciales por el uso, goce, aprovechamiento o explotación de bienes o por la prestación de servicios, cuando éstos respondan a estrategias de comercialización o racionalización y se otorguen de manera general.

Durante el ejercicio fiscal de 2017, la Secretaría de Hacienda y Crédito Público, mediante resoluciones de carácter particular, aprobará los montos de los aprovechamientos que cobren las dependencias de la Administración Pública Federal, salvo cuando su determinación y cobro se encuentre previsto en otras leyes. Para tal efecto, las dependencias interesadas estarán obligadas a someter para su aprobación, durante los meses de enero y febrero de 2017, los montos de los aprovechamientos que se cobren de manera regular. Los aprovechamientos que no sean sometidos a la aprobación de la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate a partir del 1 de marzo de 2017. Asimismo, los aprovechamientos cuya autorización haya sido negada por la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate, a partir de la fecha en que surta efectos la notificación de la resolución respectiva. Las solicitudes que formulen las dependencias y la autorización de los aprovechamientos por parte de la Secretaría de Hacienda y Crédito Público, se realizarán mediante la emisión de documentos con la firma autógrafa del servidor público facultado o certificados digitales, equipos o sistemas automatizados; para lo cual, en sustitución de la firma autógrafa, se emplearán medios de identificación electrónica y la firma electrónica avanzada, en términos de las disposiciones aplicables.

El uso de los medios de identificación electrónica a que se refiere el párrafo anterior producirá los mismos efectos que las disposiciones jurídicas otorgan a los documentos con firma autógrafa y, en consecuencia, tendrán el mismo valor vinculatorio.

Las autorizaciones para fijar o modificar las cuotas de los aprovechamientos que otorgue la Secretaría de Hacienda y Crédito Público durante el ejercicio fiscal de 2017, sólo surtirán sus efectos para ese año y, en su caso, dicha Secretaría autorizará el destino específico para los aprovechamientos que perciba la dependencia correspondiente.

Cuando la Secretaría de Hacienda y Crédito Público obtenga un aprovechamiento a cargo de las instituciones de banca de desarrollo o de las entidades paraestatales que formen parte del sistema financiero o de los fideicomisos públicos de fomento u otros fideicomisos públicos coordinados por dicha Secretaría, ya sea de los ingresos que obtengan o con motivo de la garantía soberana del Gobierno Federal, o tratándose de recuperaciones de capital o del patrimonio, según sea el caso, los recursos correspondientes se destinarán

por la propia Secretaría a la capitalización de cualquiera de dichas entidades, incluyendo la aportación de recursos al patrimonio de cualquiera de dichos fideicomisos o a fomentar acciones que les permitan cumplir con sus respectivos mandatos, sin perjuicio de lo previsto en el último párrafo del artículo 12 de la presente Ley.

Los ingresos excedentes provenientes de los aprovechamientos a que se refiere el artículo 1o., numerales 6.1.11, 6.2.01.04 y 6.1.22.04 de esta Ley por concepto de participaciones a cargo de los concesionarios de vías generales de comunicación y de empresas de abastecimiento de energía, de desincorporaciones distintos de entidades paraestatales y de otros aprovechamientos, respectivamente, se podrán destinar, en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, a gasto de inversión en infraestructura.

En tanto no sean autorizados los aprovechamientos a que se refiere este artículo para el ejercicio fiscal de 2017, se aplicarán los vigentes al 31 de diciembre de 2016, multiplicados por el factor que corresponda según el mes en el que fueron autorizados o, en el caso de haberse realizado una modificación posterior, a partir de la última vez en la que fueron modificados en dicho ejercicio fiscal, conforme a la tabla siguiente:

MES	FACTOR
Enero	1.0317
Febrero	1.0278
Marzo	1.0233
Abril	1.0218
Mayo	1.0251
Junio	1.0297
Julio	1.0285
Agosto	1.0259
Septiembre	1.0225
Octubre	1.0183
Noviembre	1.0115
Diciembre	1.0049

En el caso de aprovechamientos que, en el ejercicio inmediato anterior, se hayan fijado en porcentajes, se continuarán aplicando durante el 2017 los porcentajes autorizados por la Secretaría de Hacienda y Crédito Público que se encuentren vigentes al 31 de diciembre de 2016, hasta en tanto dicha Secretaría no emita respuesta respecto de la solicitud de autorización para el 2017.

Los aprovechamientos por concepto de multas, sanciones, penas convencionales, cuotas compensatorias, recuperaciones de capital, aquéllos a que se refieren la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, la Ley Federal de Competencia Económica, y la Ley Federal de Telecomunicaciones y Radiodifusión, así como los accesorios de los aprovechamientos no requieren de autorización por parte de la Secretaría de Hacienda y Crédito Público para su cobro.

Tratándose de aprovechamientos que no hayan sido cobrados en el ejercicio inmediato anterior o que no se cobren de manera regular, las dependencias interesadas deberán someter para su aprobación a la Secretaría de Hacienda y Crédito Público el monto de los aprovechamientos que pretendan cobrar, en un plazo no menor a 10 días anteriores a la fecha de su entrada en vigor.

En aquellos casos en los que se incumpla con la obligación de presentar los comprobantes de pago de los aprovechamientos a que se refiere este artículo en los plazos que para tales efectos se fijen, el prestador del servicio o el otorgante del uso, goce, aprovechamiento o explotación de bienes sujetos al régimen de dominio público de la Federación de que se trate, procederá conforme a lo dispuesto en el artículo 3o. de la Ley Federal de Derechos.

El prestador del servicio o el otorgante del uso, goce, aprovechamiento o explotación de bienes sujetos al régimen de dominio público de la Federación, deberá informar a la Secretaría de Hacienda y Crédito Público, a más tardar en el mes de marzo de 2017, los conceptos y montos de los ingresos que hayan percibido por aprovechamientos, así como de los enteros efectuados a la Tesorería de la Federación por dichos conceptos, durante el ejercicio fiscal inmediato anterior.

Los sujetos a que se refiere el párrafo anterior deberán presentar un informe a la Secretaría de Hacienda y Crédito Público, durante los primeros 15 días del mes de julio de 2017, respecto de los ingresos y su concepto que hayan percibido por aprovechamientos durante el primer semestre del ejercicio fiscal en curso, así como de los que tengan programado percibir durante el segundo semestre del mismo.

Artículo 11. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar, mediante resoluciones de carácter particular, las cuotas de los productos que pretendan cobrar las dependencias durante el ejercicio fiscal de 2017, aun cuando su cobro se encuentre previsto en otras leyes.

Las autorizaciones para fijar o modificar las cuotas de los productos que otorgue la Secretaría de Hacienda y Crédito Público durante el ejercicio fiscal de 2017, sólo surtirán sus efectos para ese año y, en su caso, dicha Secretaría autorizará el destino específico para los productos que perciba la dependencia correspondiente.

Para los efectos del párrafo anterior, las dependencias interesadas estarán obligadas a someter para su aprobación, durante los meses de enero y febrero de 2017, los montos de los productos que se cobren de manera regular. Los productos que no sean sometidos a la aprobación de la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate a partir del 1 de marzo de 2017. Asimismo, los productos cuya autorización haya sido negada por la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate, a partir de la fecha en que surta efectos la notificación de la resolución respectiva. Las solicitudes que formulen las dependencias y la autorización de los productos por parte de la Secretaría de Hacienda y Crédito Público, se realizarán mediante la emisión de documentos con la firma autógrafa del servidor público facultado o certificados digitales, equipos o sistemas automatizados; para lo cual, en sustitución de la firma autógrafa, se emplearán medios de identificación electrónica y la firma electrónica avanzada, en términos de las disposiciones aplicables.

El uso de los medios de identificación electrónica a que se refiere el párrafo anterior producirá los mismos efectos que las disposiciones jurídicas otorgan a los documentos con firma autógrafa y, en consecuencia, tendrán el mismo valor vinculatorio.

En tanto no sean autorizados los productos a que se refiere este artículo para el ejercicio fiscal de 2017, se aplicarán los vigentes al 31 de diciembre de 2016, multiplicados por el factor que corresponda según el mes en que fueron autorizados o, en el caso de haberse realizado una modificación posterior, a partir de la última vez en la que fueron modificados en dicho ejercicio fiscal, conforme a la tabla siguiente:

MES	FACTOR
Enero	1.0317
Febrero	1.0278
Marzo	1.0233
Abril	1.0218
Mayo	1.0251
Junio	1.0297
Julio	1.0285
Agosto	1.0259
Septiembre	1.0225
Octubre	1.0183
Noviembre	1.0115
Diciembre	1.0049

En el caso de productos que, en el ejercicio inmediato anterior, se hayan fijado en porcentajes, se continuarán aplicando durante el 2017 los porcentajes autorizados por la Secretaría de Hacienda y Crédito Público que se encuentren vigentes al 31 de diciembre de 2016 hasta en tanto dicha Secretaría no emita respuesta respecto de la solicitud de autorización para el 2017.

Los productos por concepto de penas convencionales, los que se establezcan como contraprestación derivada de una licitación, subasta o remate, los intereses, así como aquellos productos que provengan de arrendamientos o enajenaciones efectuadas tanto por el Instituto de Administración y Avalúos de Bienes Nacionales como por el Servicio de Administración y Enajenación de Bienes y los accesorios de los productos, no requieren de autorización por parte de la Secretaría de Hacienda y Crédito Público para su cobro.

De los ingresos provenientes de las enajenaciones realizadas por el Servicio de Administración y Enajenación de Bienes, respecto de los bienes propiedad del Gobierno Federal que hayan sido transferidos por la Tesorería de la Federación, el Servicio de Administración y Enajenación de Bienes deberá descontar los

importes necesarios para financiar otras transferencias o mandatos de la propia Tesorería; del monto restante hasta la cantidad que determine la Junta de Gobierno de dicho organismo se depositará en un fondo, manteniéndolo en una subcuenta específica, que se destinará a financiar otras transferencias o mandatos y el remanente será enterado a la Tesorería de la Federación en los términos de las disposiciones aplicables.

De los ingresos provenientes de las enajenaciones realizadas por el Servicio de Administración y Enajenación de Bienes, respecto de los bienes que pasan a propiedad del fisco federal conforme a las disposiciones fiscales, que hayan sido transferidos por el Servicio de Administración Tributaria, el Servicio de Administración y Enajenación de Bienes deberá descontar los importes necesarios para financiar otras transferencias o mandatos de la citada entidad transferente, sobre bienes de la misma naturaleza; del monto restante hasta la cantidad que determine la Junta de Gobierno de dicho organismo se depositará en el fondo señalado en el párrafo anterior, manteniéndolo en una subcuenta específica, que se destinará a financiar otras transferencias o mandatos y el remanente será enterado a la Tesorería de la Federación en los términos de las disposiciones aplicables. Un mecanismo como el previsto en el presente párrafo, se podrá aplicar a los ingresos provenientes de las enajenaciones de bienes de comercio exterior que transfieran las autoridades aduaneras, incluso para el pago de resarcimientos de bienes procedentes de comercio exterior que el Servicio de Administración y Enajenación de Bienes deba realizar por mandato de autoridad administrativa o jurisdiccional; con independencia de que el bien haya o no sido transferido a dicho Organismo por la entidad transferente.

Para los efectos de los dos párrafos anteriores, el Servicio de Administración y Enajenación de Bienes remitirá de manera semestral a la Cámara de Diputados y a su Coordinadora de Sector, un informe que contenga el desglose de las operaciones efectuadas por motivo de las transferencias de bienes del Gobierno Federal de las autoridades mencionadas en los párrafos citados.

Los ingresos netos provenientes de las enajenaciones realizadas por el Servicio de Administración y Enajenación de Bienes se podrán destinar hasta en un 100 por ciento a financiar otras transferencias o mandatos de la misma entidad transferente, así como para el pago de los créditos que hayan sido otorgados por la banca de desarrollo para cubrir los gastos de operación de los bienes transferidos, siempre que en el acta de entrega recepción de los bienes transferidos o en el convenio que al efecto se celebre se señale dicha situación. Lo previsto en este párrafo no resulta aplicable a las enajenaciones de bienes decomisados a que se refiere el décimo tercer párrafo del artículo 13 de esta Ley.

Los ingresos provenientes de la enajenación de los bienes sobre los que sea declarada la extinción de dominio y de sus frutos, serán destinados a los fines que establecen los artículos 54, 56 y 61 de la Ley Federal de Extinción de Dominio, Reglamentaria del artículo 22 de la Constitución Política de los Estados Unidos Mexicanos.

Tratándose de productos que no se hayan cobrado en el ejercicio inmediato anterior o que no se cobren de manera regular, las dependencias interesadas deberán someter para su aprobación a la Secretaría de Hacienda y Crédito Público el monto de los productos que pretendan cobrar, en un plazo no menor a 10 días anteriores a la fecha de su entrada en vigor.

Las dependencias de la Administración Pública Federal deberán informar a la Secretaría de Hacienda y Crédito Público, a más tardar en el mes de marzo de 2017, los conceptos y montos de los ingresos que hayan percibido por productos, así como de la concentración efectuada a la Tesorería de la Federación por dichos conceptos durante el ejercicio fiscal inmediato anterior.

Las dependencias a que se refiere el párrafo anterior deberán presentar un informe a la Secretaría de Hacienda y Crédito Público, durante los primeros 15 días del mes de julio de 2017 respecto de los ingresos y su concepto que hayan percibido por productos durante el primer semestre del ejercicio fiscal citado, así como de los que tengan programado percibir durante el segundo semestre del mismo.

Artículo 12. Los ingresos que se recauden durante el ejercicio fiscal 2017 se concentrarán en términos del artículo 22 de la Ley de Tesorería de la Federación, salvo en los siguientes casos:

I. Se concentrarán en la Tesorería de la Federación, a más tardar el día hábil siguiente al de su recepción, los derechos y aprovechamientos, por el uso, goce, aprovechamiento o explotación del espectro radioeléctrico y los servicios vinculados a éste, incluidos entre otros las sanciones, penas convencionales, cuotas compensatorias, así como los aprovechamientos por infracciones a la Ley Federal de Competencia Económica y a la Ley Federal de Telecomunicaciones y Radiodifusión;

II. Las entidades de control directo, los poderes Legislativo y Judicial y los órganos autónomos por disposición constitucional, sólo registrarán los ingresos que obtengan por cualquier concepto en el rubro correspondiente de esta Ley, salvo por lo dispuesto en la fracción I de este artículo, y deberán conservar a disposición de los órganos revisores de la Cuenta Pública Federal, la documentación comprobatoria de dichos ingresos.

Para los efectos del registro de los ingresos a que se refiere esta fracción, se deberá presentar a la Secretaría de Hacienda y Crédito Público la documentación comprobatoria de la obtención de dichos ingresos, o bien, de los informes avalados por el órgano interno de control o de la comisión respectiva del órgano de gobierno, según sea el caso, especificando los importes del impuesto al valor agregado que hayan trasladado por los actos o las actividades que dieron lugar a la obtención de los ingresos;

III. Las entidades de control indirecto deberán informar a la Secretaría de Hacienda y Crédito Público sobre sus ingresos, a efecto de que se esté en posibilidad de elaborar los informes trimestrales que establece la Ley Federal de Presupuesto y Responsabilidad Hacendaria y se reflejen dentro de la Cuenta Pública Federal;

IV. Los ingresos provenientes de las aportaciones de seguridad social destinadas al Instituto Mexicano del Seguro Social, al Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado y al Instituto de Seguridad Social para las Fuerzas Armadas Mexicanas, podrán ser recaudados por las oficinas de los propios institutos o por las instituciones de crédito que autorice la Secretaría de Hacienda y Crédito Público, debiendo cumplirse con los requisitos contables establecidos y reflejarse en la Cuenta Pública Federal, y

V. Los ingresos que obtengan las instituciones educativas, planteles y centros de investigación de las dependencias que prestan servicios de educación media superior, superior, de postgrado, de investigación y de formación para el trabajo del sector público, por la prestación de servicios, venta de bienes derivados de sus actividades sustantivas o por cualquier otra vía, incluidos los que generen sus escuelas, centros y unidades de enseñanza y de investigación, formarán parte de su patrimonio, en su caso, serán administrados por las propias instituciones y se destinarán para sus finalidades y programas institucionales, de acuerdo con las disposiciones presupuestarias aplicables, sin perjuicio de la concentración en términos de la Ley de Tesorería de la Federación.

Para el ejercicio oportuno de los recursos a que se refiere esta fracción, la Secretaría de Hacienda y Crédito Público podrá establecer un fondo revolvente que garantice su entrega y aplicación en un plazo máximo de 10 días hábiles, contado a partir de que dichos ingresos hayan sido concentrados en la Tesorería de la Federación. En el caso del Instituto Politécnico Nacional, éste no concentrará en la Tesorería de la Federación los ingresos que obtenga; sólo registrará los mismos en el rubro correspondiente del artículo 1o. de esta Ley, conservará a disposición de los órganos revisores de la Cuenta Pública Federal la documentación comprobatoria de dichos ingresos y estará a lo dispuesto en la fracción II de este artículo.

Las instituciones educativas, los planteles y centros de investigación de las dependencias que prestan servicios de educación media superior, superior, de postgrado, de investigación y de formación para el trabajo del sector público, deberán informar semestralmente a la Secretaría de Hacienda y Crédito Público el origen y aplicación de sus ingresos.

Los ingresos que provengan de proyectos de comercialización de certificados de reducción de gases de efecto invernadero, como dióxido de carbono y metano, se destinarán a las entidades o a las empresas productivas del Estado que los generen, para la realización del proyecto que los generó o proyectos de la misma naturaleza. Las entidades o las empresas productivas del Estado podrán celebrar convenios de colaboración con la iniciativa privada.

Las contribuciones, productos o aprovechamientos a los que las leyes de carácter no fiscal otorguen una naturaleza distinta a la establecida en las leyes fiscales, tendrán la naturaleza establecida en las leyes fiscales. Se derogan las disposiciones que se opongan a lo previsto en este artículo, en su parte conducente.

Los ingresos que obtengan las dependencias y entidades que integran la Administración Pública Federal, a los que las leyes de carácter no fiscal otorguen una naturaleza distinta a los conceptos previstos en el artículo 1o. de esta Ley, se considerarán comprendidos en la fracción que les corresponda conforme al citado artículo.

Lo señalado en el presente artículo se establece sin perjuicio de la obligación de concentrar los recursos públicos al final del ejercicio en la Tesorería de la Federación, en los términos del artículo 54, párrafo tercero, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Los recursos públicos remanentes a la extinción o terminación de la vigencia de un fideicomiso, mandato o contrato análogo deberán ser concentrados en la Tesorería de la Federación bajo la naturaleza de productos o aprovechamientos, según su origen, y se podrán destinar a la dependencia que aportó los recursos o a la dependencia o entidad que concuerden con los fines u objeto para los cuales se creó el fideicomiso, mandato o contrato análogo, salvo aquéllos para los que esté previsto un destino distinto en el instrumento correspondiente. Asimismo, los ingresos excedentes provenientes de los aprovechamientos a que se refiere el

numeral 6.2.01, con excepción del numeral 6.2.01.04 del artículo 1o. de esta Ley, por concepto de recuperaciones de capital, se podrán destinar, en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, a gasto de inversión en infraestructura.

Artículo 13. Los ingresos que se recauden por concepto de bienes que pasen a ser propiedad del Fisco Federal se enterarán a la Tesorería de la Federación hasta el momento en que se cobre la contraprestación pactada por la enajenación de dichos bienes.

Tratándose de los gastos de ejecución que reciba el Fisco Federal, éstos se enterarán a la Tesorería de la Federación hasta el momento en el que efectivamente se cobren, sin clasificarlos en el concepto de la contribución o aprovechamiento del cual son accesorios.

Los ingresos que se enteren a la Tesorería de la Federación por concepto de bienes que pasen a ser propiedad del Fisco Federal o gastos de ejecución, serán los netos que resulten de restar al ingreso percibido las erogaciones efectuadas para realizar la enajenación de los bienes o para llevar a cabo el procedimiento administrativo de ejecución que dio lugar al cobro de los gastos de ejecución, así como las erogaciones a que se refiere el párrafo siguiente.

Los ingresos netos por enajenación de acciones, cesión de derechos, negociaciones y desincorporación de entidades paraestatales son los recursos efectivamente recibidos por el Gobierno Federal, una vez descontadas las erogaciones realizadas tales como comisiones que se paguen a agentes financieros, contribuciones, gastos de administración, de mantenimiento y de venta, honorarios de comisionados especiales que no sean servidores públicos encargados de dichos procesos, así como pagos de las reclamaciones procedentes que presenten los adquirentes o terceros, por pasivos ocultos, fiscales o de otra índole, activos inexistentes y asuntos en litigio y demás erogaciones análogas a todas las mencionadas. Con excepción de lo dispuesto en el séptimo párrafo de este artículo para los procesos de desincorporación de entidades paraestatales, los ingresos netos a que se refiere este párrafo se enterarán o concentrarán, según corresponda en la Tesorería de la Federación y deberán manifestarse tanto en los registros de la propia Tesorería como en la Cuenta Pública Federal.

Lo dispuesto en el párrafo anterior será aplicable a la enajenación de acciones y cesión de derechos cuando impliquen contrataciones de terceros para llevar a cabo tales procesos, las cuales deberán sujetarse a lo dispuesto por la Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público.

Además de los conceptos señalados en los párrafos tercero y cuarto del presente artículo, a los ingresos que se obtengan por la enajenación de bienes, incluyendo acciones, por la enajenación y recuperación de activos financieros y por la cesión de derechos, todos ellos propiedad del Gobierno Federal, o de cualquier entidad transferente en términos de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, así como por la desincorporación de entidades, se les podrá descontar un porcentaje, por concepto de gastos indirectos de operación, que no podrá ser mayor del 7 por ciento, a favor del Servicio de Administración y Enajenación de Bienes, cuando a éste se le haya encomendado la ejecución de dichos procedimientos. Este porcentaje será autorizado por la Junta de Gobierno de la citada entidad, y se destinará a financiar, junto con los recursos fiscales y patrimoniales del organismo, las operaciones de éste.

Los recursos remanentes de los procesos de desincorporación de entidades concluidos podrán destinarse para cubrir los gastos y pasivos derivados de los procesos de desincorporación de entidades deficitarios, directamente o por conducto del Fondo de Desincorporación de Entidades, siempre que se cuente con la opinión favorable de la Comisión Intersecretarial de Gasto Público, Financiamiento y Desincorporación, sin que sea necesario concentrarlos en la Tesorería de la Federación. Estos recursos deberán identificarse por el liquidador, fiduciario o responsable del proceso en una subcuenta específica.

Los pasivos a cargo de organismos descentralizados en proceso de desincorporación que tengan como acreedor al Gobierno Federal, con excepción de aquéllos que tengan el carácter de crédito fiscal, quedarán extinguidos de pleno derecho sin necesidad de autorización alguna, y los créditos quedarán cancelados de las cuentas públicas.

Los recursos remanentes de los procesos de desincorporación de entidades que se encuentren en el Fondo de Desincorporación de Entidades, podrán permanecer afectos a éste para hacer frente a los gastos y pasivos de los procesos de desincorporación de entidades deficitarios, previa opinión de la Comisión Intersecretarial de Gasto Público, Financiamiento y Desincorporación. No se considerará enajenación la transmisión de bienes y derechos al Fondo de Desincorporación de Entidades que, con la opinión favorable de dicha Comisión, efectúen las entidades en proceso de desincorporación, para concluir las actividades residuales del proceso respectivo.

Tratándose de los procesos de desincorporación de entidades constituidas o en las que participen entidades paraestatales no apoyadas u otras entidades con recursos propios, los recursos remanentes que les correspondan de dichos procesos ingresarán a sus respectivas tesorerías para hacer frente a sus gastos.

Los recursos disponibles de los convenios de cesión de derechos y obligaciones suscritos, como parte de la estrategia de conclusión de los procesos de desincorporación de entidades, entre el Servicio de Administración y Enajenación de Bienes y las entidades cuyos procesos de desincorporación concluyeron, podrán ser utilizados por éste, para sufragar las erogaciones relacionadas al cumplimiento de su objeto, relativo a la atención de encargos bajo su administración, cuando estos sean deficitarios. Lo anterior, estará sujeto, al cumplimiento de las directrices que se emitan para tal efecto, así como a la autorización de la Junta de Gobierno del Servicio de Administración y Enajenación de Bienes, previa aprobación de los órganos colegiados competentes.

Los ingresos obtenidos por la venta de bienes asegurados cuya administración y destino hayan sido encomendados al Servicio de Administración y Enajenación de Bienes, en términos de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, deberán conservarse en cuentas de orden, hasta en tanto se defina el estatus jurídico de dichos bienes. Una vez que se determine el estatus jurídico, se podrán aplicar a los ingresos los descuentos aludidos en el presente artículo, previo al entero a la Tesorería de la Federación o a la entrega a la dependencia o entidad que tenga derecho a recibirlos.

Los ingresos provenientes de la enajenación de bienes decomisados y de sus frutos, a que se refiere la fracción I del artículo 1o. de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, se destinarán a la compensación a que se refieren los artículos 66, 67 y 69 de la Ley General de Víctimas y una vez que sea cubierta la misma, ésta no proceda o no sea instruida, los recursos restantes o su totalidad se entregarán en partes iguales, al Poder Judicial de la Federación, a la Procuraduría General de la República, a la Secretaría de Salud y al Fondo de Ayuda, Asistencia y Reparación Integral, con excepción de lo dispuesto en el párrafo décimo primero del artículo 1o. de la presente Ley.

Los ingresos que la Federación obtenga en términos del artículo 71 de la Ley General de Víctimas, serán integrados al patrimonio del Fondo de Ayuda, Asistencia y Reparación Integral previsto en la Ley citada.

Los ingresos provenientes de la enajenación que realice el Servicio de Administración y Enajenación de Bienes de vehículos declarados abandonados por la Secretaría de Comunicaciones y Transportes con menos de cinco años en depósito de guarda y custodia en locales permisionados por dicha dependencia, se destinarán de conformidad con lo establecido en el artículo 89 de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público. De la cantidad restante a los permisionarios federales se les cubrirán los adeudos generados hasta con el treinta por ciento de los remanentes de los ingresos y el resto se enterará a la Tesorería de la Federación.

Artículo 14. Se aplicará lo establecido en esta Ley a los ingresos que por cualquier concepto reciban las entidades de la Administración Pública Federal paraestatal que estén sujetas a control en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, de su Reglamento y del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2017, entre las que se comprende de manera enunciativa a las siguientes:

I. Instituto Mexicano del Seguro Social.

II. Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado.

Las entidades a que se refiere este artículo deberán estar inscritas en el Registro Federal de Contribuyentes y llevar contabilidad en los términos de las disposiciones fiscales, así como presentar las declaraciones informativas que correspondan en los términos de dichas disposiciones.

Artículo 15. Cuando con anterioridad al 1 de enero de 2017, una persona hubiere incurrido en infracción a las disposiciones aduaneras en los casos a que se refiere el artículo 152 de la Ley Aduanera y a la fecha de entrada en vigor de esta Ley no le haya sido impuesta la sanción correspondiente, dicha sanción no le será determinada si, por las circunstancias del infractor o de la comisión de la infracción, el crédito fiscal aplicable no excede a 3,500 unidades de inversión o su equivalente en moneda nacional al 1 de enero de 2017.

Durante el ejercicio fiscal de 2017, los contribuyentes a los que se les impongan multas por infracciones derivadas del incumplimiento de obligaciones fiscales federales distintas a las obligaciones de pago, entre otras, las relacionadas con el Registro Federal de Contribuyentes, con la presentación de declaraciones, solicitudes o avisos y con la obligación de llevar contabilidad, así como aquéllos a los que se les impongan multas por no efectuar los pagos provisionales de una contribución, de conformidad con lo dispuesto en el artículo 81, fracción IV del Código Fiscal de la Federación, con excepción de las impuestas por declarar pérdidas fiscales en exceso y las contempladas en el artículo 85, fracción I del citado Código, independientemente del ejercicio por el que corrijan su situación derivado del ejercicio de facultades de comprobación, pagarán el 50 por ciento de la multa que les corresponda si llevan a cabo dicho pago después de que las autoridades fiscales inicien el ejercicio de sus facultades de comprobación y hasta antes de que se le levante el acta final de la visita domiciliaria o se notifique el oficio de observaciones a que se refiere la fracción VI del artículo 48 del Código Fiscal de la Federación, siempre y cuando, además de dicha multa, se paguen las contribuciones omitidas y sus accesorios, cuando sea procedente.

Cuando los contribuyentes a los que se les impongan multas por las infracciones señaladas en el párrafo anterior corrijan su situación fiscal y paguen las contribuciones omitidas junto con sus accesorios, en su caso, después de que se levante el acta final de la visita domiciliaria, se notifique el oficio de observaciones a que se refiere la fracción VI del artículo 48 del Código Fiscal de la Federación o se notifique la resolución provisional a que se refiere el artículo 53-B, primer párrafo, fracción I del citado Código, pero antes de que se notifique la resolución que determine el monto de las contribuciones omitidas o la resolución definitiva a que se refiere el citado artículo 53-B, los contribuyentes pagarán el 60 por ciento de la multa que les corresponda siempre que se cumplan los demás requisitos exigidos en el párrafo anterior.

Artículo 16. Durante el ejercicio fiscal de 2017, se estará a lo siguiente:

A. En materia de estímulos fiscales:

I. Se otorga un estímulo fiscal a las personas que realicen actividades empresariales, y que para determinar su utilidad puedan deducir el diésel o el biodiésel y sus mezclas que adquieran para su consumo final, siempre que se utilicen exclusivamente como combustible en maquinaria en general, excepto vehículos, consistente en permitir el acreditamiento de un monto equivalente al impuesto especial sobre producción y servicios que las personas que enajenen diésel o biodiésel y sus mezclas en territorio nacional hayan causado por la enajenación de dichos combustibles, en términos del artículo 2o., fracción I, inciso D), numeral 1, subinciso c) o numeral 2, según corresponda al tipo de combustible, de la Ley del Impuesto Especial sobre Producción y Servicios.

El estímulo a que se refiere el párrafo anterior también será aplicable a los vehículos marinos siempre que se cumplan los requisitos que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

Para los efectos de las fracciones I y IV de este Apartado, se entiende por biodiésel y sus mezclas, aquellos productos considerados como tales de conformidad con lo previsto en el Capítulo 38 de la Tarifa de la Ley de los Impuestos Generales de Importación y de Exportación.

Adicionalmente, para que proceda la aplicación del estímulo al biodiésel y sus mezclas, el beneficiario deberá contar con el comprobante fiscal correspondiente a la adquisición del biodiésel o sus mezclas, en el que se consigne la proporción del biodiésel que se contenga en el caso de las mezclas, así como el número del pedimento de importación con el que se llevó a cabo la importación del citado combustible. El beneficiario del estímulo también deberá recabar de su proveedor una copia del pedimento de importación citado en el comprobante. En caso de que en el comprobante no se asienten los datos mencionados o no se cuente con la copia del pedimento de importación, no procederá la aplicación del estímulo al biodiésel y sus mezclas.

II. Para los efectos de lo dispuesto en la fracción anterior, los contribuyentes estarán a lo siguiente:

1. El monto que se podrá acreditar será el que resulte de multiplicar la cuota del impuesto especial sobre producción y servicios que corresponda conforme al artículo 2o., fracción I, inciso D), numeral 1, subinciso c) o numeral 2 de la Ley del Impuesto Especial sobre Producción y Servicios, según corresponda al tipo de combustible, con los ajustes que, en su caso, correspondan, vigente en el momento en que se haya realizado la adquisición del diésel o el biodiésel y sus mezclas, por el número de litros de diésel o de biodiésel y sus mezclas adquiridos.

En ningún caso procederá la devolución de las cantidades a que se refiere este numeral.

2. Las personas que utilicen el diésel o el biodiésel y sus mezclas en las actividades agropecuarias o silvícolas, podrán acreditar un monto equivalente a la cantidad que resulte de multiplicar el precio de adquisición del diésel o del biodiésel y sus mezclas en las estaciones de servicio y que conste en el comprobante correspondiente, incluido el impuesto al valor agregado, por el factor de 0.355, en lugar de aplicar lo dispuesto en el numeral anterior. Para la determinación del estímulo en los términos de este párrafo, no se considerará el impuesto correspondiente al artículo 2o.-A de la Ley del Impuesto Especial sobre Producción y Servicios, incluido dentro del precio señalado.

El acreditamiento a que se refiere la fracción anterior podrá efectuarse contra el impuesto sobre la renta que tenga el contribuyente a su cargo correspondiente al mismo ejercicio en que se determine el estímulo o contra las retenciones efectuadas en el mismo ejercicio a terceros por dicho impuesto.

III. Las personas que adquieran diésel o biodiésel y sus mezclas para su consumo final en las actividades agropecuarias o silvícolas a que se refiere la fracción I del presente artículo podrán solicitar la devolución del monto del impuesto especial sobre producción y servicios que tuvieran derecho a acreditar en los términos de la fracción II que antecede, en lugar de efectuar el acreditamiento a que la misma se refiere, siempre que cumplan con lo dispuesto en esta fracción.

Las personas a que se refiere el párrafo anterior que podrán solicitar la devolución serán únicamente aquéllas cuyos ingresos en el ejercicio inmediato anterior no hayan excedido el equivalente a veinte veces el valor anual de la Unidad de Medida y Actualización vigente en el año 2016. En ningún caso el monto de la devolución podrá ser superior a 747.69 pesos mensuales por cada persona física, salvo que se trate de personas físicas que cumplan con sus obligaciones fiscales en los términos de las Secciones I o II del Capítulo II del Título IV de la Ley del Impuesto sobre la Renta, en cuyo caso podrán solicitar la devolución de hasta 1,495.39 pesos mensuales.

El Servicio de Administración Tributaria emitirá las reglas necesarias para simplificar la obtención de la devolución a que se refiere el párrafo anterior.

Las personas morales que podrán solicitar la devolución a que se refiere esta fracción serán aquéllas cuyos ingresos en el ejercicio inmediato anterior no hayan excedido el equivalente a veinte veces el valor anual de la Unidad de Medida y Actualización vigente en el año 2016, por cada uno de los socios o asociados, sin exceder de doscientas veces el valor anual de la Unidad de Medida y Actualización vigente en el año 2016. El monto de la devolución no podrá ser superior a 747.69 pesos mensuales, por cada uno de los socios o asociados, sin que exceda en su totalidad de 7,884.96 pesos mensuales, salvo que se trate de personas morales que cumplan con sus obligaciones fiscales en los términos del Capítulo VIII del Título II de la Ley del Impuesto sobre la Renta, en cuyo caso podrán solicitar la devolución de hasta 1,495.39 pesos mensuales, por cada uno de los socios o asociados, sin que en este último caso exceda en su totalidad de 14,947.81 pesos mensuales.

La devolución correspondiente deberá ser solicitada trimestralmente en los meses de abril, julio y octubre de 2017 y enero de 2018.

Las personas a que se refiere el primer párrafo de esta fracción deberán llevar un registro de control de consumo de diésel o de biodiésel y sus mezclas, en el que asienten mensualmente la totalidad del diésel o del biodiésel y sus mezclas que utilicen para sus actividades agropecuarias o silvícolas en los términos de la fracción I de este artículo, en el que se deberá distinguir entre el diésel o el biodiésel y sus mezclas que se hubiera destinado para los fines a que se refiere dicha fracción, del diésel o del biodiésel y sus mezclas utilizado para otros fines. Este registro deberá estar a disposición de las autoridades fiscales por el plazo a que se esté obligado a conservar la contabilidad en los términos de las disposiciones fiscales.

La devolución a que se refiere esta fracción se deberá solicitar al Servicio de Administración Tributaria acompañando la documentación prevista en la presente fracción, así como aquélla que dicho órgano desconcentrado determine mediante reglas de carácter general.

El derecho para la devolución del impuesto especial sobre producción y servicios tendrá una vigencia de un año contado a partir de la fecha en que se hubiere efectuado la adquisición del diésel o del biodiésel y sus mezclas cumpliendo con los requisitos señalados en esta fracción, en el entendido de que quien no solicite oportunamente su devolución, perderá el derecho de realizarlo con posterioridad a dicho año.

Los derechos previstos en esta fracción y en la fracción II de este artículo no serán aplicables a los contribuyentes que utilicen el diésel o el biodiésel y sus mezclas en bienes destinados al autotransporte de personas o efectos a través de carreteras o caminos.

IV. Se otorga un estímulo fiscal a los contribuyentes que adquieran diésel o biodiésel y sus mezclas para su consumo final y que sea para uso automotriz en vehículos que se destinen exclusivamente al transporte público y privado, de personas o de carga, así como el turístico, consistente en permitir el acreditamiento de un monto equivalente al impuesto especial sobre producción y servicios que las personas que enajenen diésel o biodiésel y sus mezclas en territorio nacional hayan causado por la enajenación de estos combustibles en términos del artículo 2o., fracción I, inciso D), numeral 1, subinciso c) o el numeral 2, de la Ley del Impuesto Especial sobre Producción y Servicios, según corresponda al tipo de combustible, con los ajustes que, en su caso, correspondan.

Para los efectos del párrafo anterior, el monto que se podrá acreditar será el que resulte de multiplicar la cuota del impuesto especial sobre producción y servicios que corresponda según el tipo de combustible, conforme al artículo 2o., fracción I, inciso D), numeral 1, subinciso c) o el numeral 2 de la Ley del Impuesto Especial sobre Producción y Servicios, con los ajustes que, en su caso, correspondan, vigente en el momento en que se haya realizado la adquisición del diésel o del biodiésel y sus mezclas, por el número de litros adquiridos.

El acreditamiento a que se refiere esta fracción únicamente podrá efectuarse contra el impuesto sobre la renta que tenga el contribuyente a su cargo o en su carácter de retenedor correspondiente al mismo ejercicio en que se determine el estímulo, que se deba enterar, incluso en los pagos provisionales del mes en que se adquiera el diésel o biodiésel y sus mezclas, utilizando la forma oficial que mediante reglas de carácter general dé a conocer el Servicio de Administración Tributaria.

Para que proceda el acreditamiento a que se refiere esta fracción, el pago por la adquisición de diésel o de biodiésel y sus mezclas a distribuidores o estaciones de servicio, deberá efectuarse con: monedero electrónico autorizado por el Servicio de Administración Tributaria; tarjeta de crédito, débito o de servicios, expedida a favor del contribuyente que pretenda hacer el acreditamiento; con cheque nominativo expedido por el adquirente para abono en cuenta del enajenante, o bien, transferencia electrónica de fondos desde cuentas abiertas a nombre del contribuyente en instituciones que componen el sistema financiero y las entidades que para tal efecto autorice el Banco de México.

En ningún caso este beneficio podrá ser utilizado por los contribuyentes que presten preponderantemente sus servicios a otra persona moral residente en el país o en el extranjero, que se considere parte relacionada, de acuerdo al artículo 179 de la Ley del Impuesto sobre la Renta.

Adicionalmente, para que proceda la aplicación del estímulo al biodiésel y sus mezclas, el beneficiario deberá contar con el comprobante fiscal correspondiente a la adquisición del biodiésel o sus mezclas, en el que se consigne la proporción del biodiésel que se contenga en el caso de las mezclas, así como el número del pedimento de importación con el que se llevó a cabo la importación del citado combustible. El beneficiario del estímulo también deberá recabar de su proveedor una copia del pedimento de importación citado en el comprobante. En caso de que en el comprobante no se asienten los datos mencionados o no se cuente con la copia del pedimento de importación, no procederá la aplicación del estímulo al biodiésel y sus mezclas.

Los beneficiarios del estímulo previsto en esta fracción deberán llevar los controles y registros que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

V. Se otorga un estímulo fiscal a los contribuyentes que se dediquen exclusivamente al transporte terrestre público y privado, de carga o pasaje, así como el turístico, que utilizan la Red Nacional de Autopistas de Cuota, consistente en permitir un acreditamiento de los gastos realizados en el pago de los servicios por el uso de la infraestructura carretera de cuota hasta en un 50 por ciento del gasto total erogado por este concepto.

Los contribuyentes considerarán como ingresos acumulables para los efectos del impuesto sobre la renta el estímulo a que hace referencia esta fracción en el momento en que efectivamente lo acrediten.

El acreditamiento a que se refiere esta fracción únicamente podrá efectuarse contra el impuesto sobre la renta que tenga el contribuyente a su cargo correspondiente al mismo ejercicio en que se determine el estímulo, que se deba enterar, incluso en los pagos provisionales del ejercicio en que se realicen los gastos, utilizando la forma oficial que mediante reglas de carácter general dé a conocer el Servicio de Administración Tributaria. En el entendido de que quien no lo acredite contra los pagos provisionales o en la declaración del ejercicio que corresponda, perderá el derecho de realizarlo con posterioridad a dicho ejercicio.

Se faculta al Servicio de Administración Tributaria para emitir las reglas de carácter general que determinen los porcentajes máximos de acreditamiento por tramo carretero y demás disposiciones que considere necesarias para la correcta aplicación del beneficio contenido en esta fracción.

VI. Se otorga un estímulo fiscal a los adquirentes que utilicen los combustibles fósiles a que se refiere el artículo 2o., fracción I, inciso H) de la Ley del Impuesto Especial sobre Producción y Servicios, en sus procesos productivos para la elaboración de otros bienes y que en su proceso productivo no se destinen a la combustión.

El estímulo fiscal señalado en esta fracción será igual al monto que resulte de multiplicar la cuota del impuesto especial sobre producción y servicios que corresponda, por la cantidad del combustible consumido en un mes, que no se haya sometido a un proceso de combustión.

El monto que resulte conforme a lo señalado en el párrafo anterior únicamente podrá ser acreditado contra el impuesto sobre la renta que tenga el contribuyente a su cargo en el entendido de que quien no lo acredite contra los pagos provisionales o en la declaración del ejercicio que corresponda, perderá el derecho de realizarlo con posterioridad a dicho ejercicio.

Se faculta al Servicio de Administración Tributaria para emitir reglas de carácter general que determinen los porcentajes máximos de utilización del combustible no sujeto a un proceso de combustión por tipos de industria, así como las demás disposiciones que considere necesarias para la correcta aplicación de este estímulo fiscal.

VII. Se otorga un estímulo fiscal a los contribuyentes titulares de concesiones y asignaciones mineras cuyos ingresos brutos totales anuales por venta o enajenación de minerales y sustancias a que se refiere la Ley Minera, sean menores a 50 millones de pesos, consistente en permitir el acreditamiento del derecho especial sobre minería a que se refiere el artículo 268 de la Ley Federal de Derechos que hayan pagado en el ejercicio de que se trate.

El acreditamiento a que se refiere esta fracción, únicamente podrá efectuarse contra el impuesto sobre la renta que tengan los concesionarios o asignatarios mineros a su cargo, correspondiente al mismo ejercicio en que se haya determinado el estímulo.

El Servicio de Administración Tributaria podrá expedir las disposiciones de carácter general necesarias para la correcta y debida aplicación de esta fracción.

VIII. Se otorga un estímulo fiscal a los contribuyentes que tributen en los términos del Título II de la Ley del Impuesto sobre la Renta, consistente en disminuir de la utilidad fiscal determinada de conformidad con el artículo 14, fracción II de dicha Ley, el monto de la participación de los trabajadores en las utilidades de las empresas pagada en el mismo ejercicio, en los términos del artículo 123 de la Constitución Política de los Estados Unidos Mexicanos. El citado monto de la participación de los trabajadores en las utilidades de las empresas, se deberá disminuir, por partes iguales, en los pagos provisionales correspondientes a los meses de mayo a diciembre del ejercicio fiscal. La disminución a que se refiere este artículo se realizará en los pagos provisionales del ejercicio de manera acumulativa.

Conforme a lo establecido en el artículo 28, fracción XXVI de la Ley del Impuesto sobre la Renta, el monto de la participación de los trabajadores en las utilidades que se disminuya en los términos de este artículo en ningún caso será deducible de los ingresos acumulables del contribuyente.

Para los efectos de lo previsto en la presente fracción, se estará a lo siguiente:

a) El estímulo fiscal se aplicará hasta por el monto de la utilidad fiscal determinada para el pago provisional que corresponda.

b) En ningún caso se deberá recalcular el coeficiente de utilidad determinado en los términos del artículo 14, fracción I, de la Ley del Impuesto sobre la Renta con motivo de la aplicación de este estímulo.

IX. Se otorga un estímulo fiscal a los contribuyentes que, en los términos del artículo 27, fracción XX de la Ley del Impuesto sobre la Renta, entreguen en donación bienes básicos para la subsistencia humana en materia de alimentación o salud a instituciones autorizadas para recibir donativos deducibles de conformidad con la Ley del Impuesto sobre la Renta y que estén dedicadas a la atención de requerimientos básicos de subsistencia en materia de alimentación o salud de personas, sectores, comunidades o regiones de escasos recursos, denominados bancos de alimentos o de medicinas, consistente en una deducción adicional por un monto equivalente al 5 por ciento del costo de lo vendido que le hubiera correspondido a dichas mercancías, que efectivamente se donen y sean aprovechables para el consumo humano. Lo anterior, siempre y cuando el margen de utilidad bruta de las mercancías donadas en el ejercicio en el que se efectúe la donación hubiera sido igual o superior al 10 por ciento; cuando fuera menor, el por ciento de la deducción adicional se reducirá al 50 por ciento del margen.

X. Se otorga un estímulo fiscal a los contribuyentes, personas físicas o morales del impuesto sobre la renta, que empleen a personas que padezcan discapacidad motriz, que para superarla requieran usar permanentemente prótesis, muletas o sillas de ruedas; discapacidad auditiva o de lenguaje, en un 80 por ciento o más de la capacidad normal o discapacidad mental, así como cuando se empleen invidentes.

El estímulo fiscal consiste en poder deducir de los ingresos acumulables del contribuyente, para los efectos del impuesto sobre la renta por el ejercicio fiscal correspondiente, un monto adicional equivalente al 25 por ciento del salario efectivamente pagado a las personas antes señaladas. Para estos efectos, se deberá considerar la totalidad del salario que sirva de base para calcular, en el ejercicio que corresponda, las retenciones del impuesto sobre la renta del trabajador de que se trate, en los términos del artículo 96 de la Ley del Impuesto sobre la Renta.

Lo dispuesto en la presente fracción será aplicable siempre que el contribuyente cumpla, respecto de los trabajadores a que se refiere la presente fracción, con las obligaciones contenidas en el artículo 15 de la Ley del Seguro Social y las de retención y entero a que se refiere el Título IV, Capítulo I de la Ley del Impuesto sobre la Renta y obtenga, respecto de los trabajadores a que se refiere este artículo, el certificado de discapacidad del trabajador expedido por el Instituto Mexicano del Seguro Social.

Los contribuyentes que apliquen el estímulo fiscal previsto en esta fracción por la contratación de personas con discapacidad, no podrán aplicar en el mismo ejercicio fiscal, respecto de las personas por las que se aplique este beneficio, el estímulo fiscal a que se refiere el artículo 186 de la Ley del Impuesto sobre la Renta.

XI. Los contribuyentes del impuesto sobre la renta que sean beneficiados con el crédito fiscal previsto en el artículo 189 de la Ley del Impuesto sobre la Renta, por las aportaciones efectuadas a proyectos de inversión en la producción cinematográfica nacional o en la distribución de películas cinematográficas nacionales, podrán aplicar el monto del crédito fiscal que les autorice el Comité Interinstitucional a que se refiere el citado artículo, contra los pagos provisionales del impuesto sobre la renta.

XII. Las personas morales obligadas a efectuar la retención del impuesto sobre la renta y del impuesto al valor agregado en los términos de los artículos 106, último párrafo y 116, último párrafo, de la Ley del Impuesto sobre la Renta, y 1o.-A, fracción II, inciso a) y 32, fracción V, de la Ley del Impuesto al Valor Agregado, podrán optar por no proporcionar la constancia de retención a que se refieren dichos preceptos, siempre que la persona física que preste los servicios profesionales o haya otorgado el uso o goce temporal de bienes, le expida un Comprobante Fiscal Digital por Internet que cumpla con los requisitos a que se refieren los artículos 29 y 29-A del Código Fiscal de la Federación y en el comprobante se señale expresamente el monto del impuesto retenido.

Las personas físicas que expidan el comprobante fiscal digital a que se refiere el párrafo anterior, podrán considerarlo como constancia de retención de los impuestos sobre la renta y al valor agregado, y efectuar el acreditamiento de los mismos en los términos de las disposiciones fiscales.

Lo previsto en esta fracción en ningún caso libera a las personas morales de efectuar, en tiempo y forma, la retención y entero del impuesto de que se trate y la presentación de las declaraciones informativas correspondientes, en los términos de las disposiciones fiscales respecto de las personas a las que les hubieran efectuado dichas retenciones.

Los beneficiarios de los estímulos fiscales previstos en las fracciones I, IV, V, VI y VII de este apartado quedarán obligados a proporcionar la información que les requieran las autoridades fiscales dentro del plazo que para tal efecto señalen.

Los beneficios que se otorgan en las fracciones I, II y III del presente apartado no podrán ser acumulables con ningún otro estímulo fiscal establecido en esta Ley.

Los estímulos establecidos en las fracciones IV y V de este apartado podrán ser acumulables entre sí, pero no con los demás estímulos establecidos en la presente Ley.

Los estímulos fiscales que se otorgan en el presente apartado están condicionados a que los beneficiarios de los mismos cumplan con los requisitos que para cada uno de ellos se establece en la presente Ley.

Los estímulos fiscales previstos en las fracciones VIII, IX, X y XI del presente apartado no se considerarán ingresos acumulables para efectos del impuesto sobre la renta.

B. En materia de exenciones:

I. Se exime del pago del impuesto sobre automóviles nuevos que se cause a cargo de las personas físicas o morales que enajenen al público en general o que importen definitivamente en los términos de la Ley Aduanera, automóviles cuya propulsión sea a través de baterías eléctricas recargables, así como de aquéllos eléctricos que además cuenten con motor de combustión interna o con motor accionado por hidrógeno.

II. Se exime del pago del derecho de trámite aduanero que se cause por la importación de gas natural, en los términos del artículo 49 de la Ley Federal de Derechos.

Se faculta al Servicio de Administración Tributaria para emitir las reglas generales que sean necesarias para la aplicación del contenido previsto en este artículo.

Artículo 17. Se derogan las disposiciones que contengan exenciones, totales o parciales, o consideren a personas como no sujetos de contribuciones federales, otorguen tratamientos preferenciales o diferenciales en materia de ingresos y contribuciones federales, distintos de los establecidos en la presente Ley, en el Código Fiscal de la Federación, en la Ley de Ingresos sobre Hidrocarburos, ordenamientos legales referentes a empresas productivas del Estado, organismos descentralizados federales que prestan los servicios de seguridad social, decretos presidenciales, tratados internacionales y las leyes que establecen dichas contribuciones, así como los reglamentos de las mismas.

Lo dispuesto en el párrafo anterior también será aplicable cuando las disposiciones que contengan exenciones, totales o parciales, o consideren a personas como no sujetos de contribuciones federales, otorguen tratamientos preferenciales o diferenciales en materia de ingresos y contribuciones federales, se encuentren contenidas en normas jurídicas que tengan por objeto la creación o las bases de organización o funcionamiento de los entes públicos o empresas de participación estatal, cualquiera que sea su naturaleza.

Se derogan las disposiciones que establezcan que los ingresos que obtengan las dependencias u órganos por concepto de derechos, productos o aprovechamientos, tienen un destino específico, distintas de las contenidas en el Código Fiscal de la Federación, en la presente Ley y en las demás leyes fiscales.

Se derogan las disposiciones contenidas en leyes de carácter no fiscal que establezcan que los ingresos que obtengan las dependencias u órganos, incluyendo a sus órganos administrativos desconcentrados, o entidades, por concepto de derechos, productos o aprovechamientos, e ingresos de cualquier otra naturaleza, serán considerados como ingresos excedentes en el ejercicio fiscal en que se generen.

Artículo 18. Los ingresos acumulados que obtengan en exceso a los previstos en el calendario que publique la Secretaría de Hacienda y Crédito Público de los ingresos contemplados en el artículo 1o. de esta Ley, los poderes Legislativo y Judicial de la Federación, los tribunales administrativos, los órganos autónomos por disposición constitucional, las dependencias del Ejecutivo Federal y sus órganos administrativos desconcentrados, así como las entidades, se deberán aplicar en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y su Reglamento, sin perjuicio de lo dispuesto en el artículo 12 de esta Ley.

Para determinar los ingresos excedentes de la unidad generadora de las dependencias a que se refiere el primer párrafo de este artículo, se considerará la diferencia positiva que resulte de disminuir los ingresos acumulados estimados de la dependencia en la Ley de Ingresos de la Federación, a los enteros acumulados efectuados por dicha dependencia a la Tesorería de la Federación, en el periodo que corresponda.

Se entiende por unidad generadora de los ingresos de la dependencia, cada uno de los establecimientos de la misma en los que se otorga o proporciona, de manera autónoma e integral, el uso, goce, aprovechamiento o explotación de bienes o el servicio por el cual se cobra el aprovechamiento o producto, según sea el caso.

Se faculta a la Secretaría de Hacienda y Crédito Público para que, en términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y su Reglamento, emita dictámenes y reciba notificaciones, de ingresos excedentes que generen las dependencias, sus órganos administrativos desconcentrados y entidades.

Artículo 19. Los ingresos excedentes a que se refiere el artículo anterior, se clasifican de la siguiente manera:

I. Ingresos inherentes a las funciones de la dependencia o entidad, los cuales se generan en exceso a los contenidos en el calendario de los ingresos a que se refiere esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades relacionadas directamente con las funciones recurrentes de la institución.

II. Ingresos no inherentes a las funciones de la dependencia o entidad, los cuales se obtienen en exceso a los contenidos en el calendario de los ingresos a que se refiere esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades que no guardan relación directa con las funciones recurrentes de la institución.

III. Ingresos de carácter excepcional, los cuales se obtienen en exceso a los contenidos en el calendario de los ingresos a que se refiere esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades de carácter excepcional que no guardan relación directa con las atribuciones de la dependencia o entidad, tales como la recuperación de seguros, los donativos en dinero y la enajenación de bienes muebles.

IV. Ingresos de los poderes Legislativo y Judicial de la Federación, así como de los tribunales administrativos y de los órganos constitucionales autónomos. No se incluyen en esta fracción los aprovechamientos por infracciones a la Ley Federal de Competencia Económica, y a la Ley Federal de Telecomunicaciones y Radiodifusión ni aquéllos por concepto de derechos y aprovechamientos por el uso, goce, aprovechamiento o explotación del espectro radioeléctrico y los servicios vinculados a éste, los cuales se sujetan a lo dispuesto en el artículo 12, fracción I, de esta Ley.

La Secretaría de Hacienda y Crédito Público tendrá la facultad de fijar o modificar en una lista la clasificación de los ingresos a que se refieren las fracciones I, II y III de este artículo. Dicha lista se dará a conocer a las dependencias y entidades a más tardar el último día hábil de enero de 2017 y durante dicho ejercicio fiscal, conforme se modifiquen.

Los ingresos a que se refiere la fracción III de este artículo se aplicarán en los términos de lo previsto en la fracción II y penúltimo párrafo del artículo 19 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Artículo 20. Quedan sin efecto las exenciones relativas a los gravámenes a bienes inmuebles previstas en leyes federales a favor de organismos descentralizados sobre contribuciones locales, salvo en lo que se refiere a bienes propiedad de dichos organismos que se consideren del dominio público de la Federación.

Artículo 21. Durante el ejercicio fiscal de 2017 la tasa de retención anual a que se refieren los artículos 54 y 135 de la Ley del Impuesto sobre la Renta será del 0.58 por ciento. La metodología para calcular dicha tasa es la siguiente:

I. Se determinó la tasa de rendimiento promedio ponderado de los valores públicos por el periodo comprendido de febrero a julio de 2016, conforme a lo siguiente:

   a) Se tomaron las tasas promedio mensuales por instrumento, de los valores públicos publicados por el Banco de México.

   b) Se determinó el factor de ponderación mensual por instrumento, dividiendo las subastas mensuales de cada instrumento entre el total de las subastas de todos los instrumentos públicos efectuadas al mes.

   c) Para calcular la tasa ponderada mensual por instrumento, se multiplicó la tasa promedio mensual de cada instrumento por su respectivo factor de ponderación mensual, determinado conforme al inciso anterior.

   d) Para determinar la tasa ponderada mensual de valores públicos se sumó la tasa ponderada mensual por cada instrumento.

   e) La tasa de rendimiento promedio ponderado de valores públicos correspondiente al periodo febrero a julio de 2016 se determinó con el promedio simple de las tasas ponderadas mensuales determinadas conforme al inciso anterior del mencionado periodo.

II. Se tomaron las tasas promedio ponderadas mensuales de valores privados publicadas por el Banco de México y se determinó el promedio simple de dichos valores correspondiente al periodo de febrero a julio de 2016.

III. Se determinó un factor ponderado de los instrumentos públicos y privados en función al saldo promedio en circulación de los valores públicos y privados correspondientes al periodo de febrero a julio de 2016 publicados por el Banco de México.

IV. Para obtener la tasa ponderada de instrumentos públicos y privados, se multiplicaron las tasas promedio ponderadas de valores públicos y privados, determinados conforme a las fracciones I y II, por su respectivo factor de ponderación, determinado conforme a la fracción anterior, y posteriormente se sumaron dichos valores ponderados.

V. Al valor obtenido conforme a la fracción IV se disminuyó el valor promedio de la inflación mensual interanual del índice general correspondiente a cada uno de los meses del periodo de febrero a julio de 2016 del Índice Nacional de Precios al Consumidor, publicado por el Instituto Nacional de Estadística y Geografía.

VI. La tasa de retención anual es el resultado de multiplicar el valor obtenido conforme a la fracción V de este artículo por la tasa correspondiente al último tramo de la tarifa del artículo 152 de la Ley del Impuesto sobre la Renta.

Artículo 22. La Comisión Nacional Bancaria y de Valores sancionará a las entidades financieras por el incumplimiento de los plazos para la atención de los requerimientos de información, documentación, aseguramiento, desbloqueo de cuentas, transferencia o situación de fondos formulados por las autoridades competentes, con una multa administrativa del equivalente en moneda nacional de 1 hasta 15,000 veces el valor diario de la Unidad de Medida y Actualización, con base en los criterios que se establezcan para tal efecto, los cuales podrán considerar, entre otros, los días de atraso en la atención de los requerimientos, la gravedad de los delitos a los que, en su caso, se refieran los requerimientos que se hubieran incumplido, o la probable afectación de los intereses patrimoniales de los clientes o usuarios de los servicios financieros.

Las infracciones a las disposiciones de carácter general en materia de prevención de operaciones con recursos de procedencia ilícita y, en su caso, financiamiento al terrorismo, cometidas por las entidades financieras, centros cambiarios, transmisores de dinero, sociedades financieras de objeto múltiple no reguladas y asesores en inversiones, serán sancionadas por la Comisión Nacional Bancaria y de Valores con multa del 10 por ciento al 100 por ciento del monto del reporte de la operación inusual que no se hubiera enviado, del 10 por ciento al 100 por ciento del monto del acto, operación o servicio que se realice con un cliente o usuario de la que se haya informado que se encuentra en la lista de personas bloqueadas conforme a las disposiciones señaladas anteriormente, o bien con multa equivalente en moneda nacional de 10 hasta 100,000 veces el valor diario de la Unidad de Medida y Actualización, en el caso de cualquier otro incumplimiento a las referidas disposiciones.

Artículo 23. Los contribuyentes personas físicas que opten por tributar en el Régimen de Incorporación Fiscal, previsto en la Sección II del Capítulo II del Título IV de la Ley del Impuesto sobre la Renta y cumplan con las obligaciones que se establecen en dicho régimen durante el periodo que permanezcan en el mismo, por las actividades que realicen con el público en general, podrán optar por pagar el impuesto al valor agregado y el impuesto especial sobre producción y servicios que, en su caso, corresponda a las actividades mencionadas, mediante la aplicación del esquema de estímulos siguiente:

I. Calcularán y pagarán los impuestos citados en la forma siguiente:

a) Se aplicarán los porcentajes que a continuación se listan al monto de las contraprestaciones efectivamente cobradas por las actividades afectas al pago del impuesto al valor agregado en el bimestre de que se trate, considerando el giro o actividad a la que se dedique el contribuyente, conforme a la siguiente:

Tabla de porcentajes para determinar el IVA a pagar

	Sector económico	Porcentaje IVA (%)
1	Minería	8.0
2	Manufacturas y/o construcción	6.0
3	Comercio (incluye arrendamiento de bienes muebles)	2.0
4	Prestación de servicios (incluye restaurantes, fondas, bares y demás negocios similares en que se proporcionen servicios de alimentos y bebidas)	8.0
5	Negocios dedicados únicamente a la venta de alimentos y/o medicinas	0.0

Cuando las actividades de los contribuyentes correspondan a dos o más de los sectores económicos mencionados en los numerales 1 a 4 aplicarán el porcentaje que corresponda al sector preponderante. Se entiende por sector preponderante aquél de donde provenga la mayor parte de los ingresos del contribuyente.

b) Se aplicarán los porcentajes que a continuación se listan al monto de las contraprestaciones efectivamente cobradas por las actividades afectas al pago del impuesto especial sobre producción y servicios en el bimestre de que se trate, considerando el tipo de bienes enajenados por el contribuyente, conforme a la siguiente:

Tabla de porcentajes para determinar el IEPS a pagar

Descripción	Porcentaje IEPS (%)
Alimentos no básicos de alta densidad calórica (Ejemplo: dulces, chocolates, botanas, galletas, pastelillos, pan dulce, paletas, helados) (cuando el contribuyente sea comercializador)	1.0
Alimentos no básicos de alta densidad calórica (Ejemplo: dulces, chocolates, botanas, galletas, pastelillos, pan dulce, paletas, helados) (cuando el contribuyente sea fabricante)	3.0
Bebidas alcohólicas (no incluye cerveza) (cuando el contribuyente sea comercializador)	10.0
Bebidas alcohólicas (no incluye cerveza) (cuando el contribuyente sea fabricante)	21.0
Bebidas saborizadas (cuando el contribuyente sea fabricante)	4.0
Cerveza (cuando el contribuyente sea fabricante)	10.0
Plaguicidas (cuando el contribuyente sea fabricante o comercializador)	1.0
Puros y otros tabacos hechos enteramente a mano (cuando el contribuyente sea fabricante)	23.0
Tabacos en general (cuando el contribuyente sea fabricante)	120.0

Los contribuyentes que ejerzan la opción a que se refiere el presente artículo, cuando hayan pagado el impuesto especial sobre producción y servicios en la importación de tabacos labrados y bebidas saborizadas a que se refiere el artículo 2o., fracción I, incisos C) y G) de la Ley del Impuesto Especial sobre Producción y Servicios, considerarán dicho pago como definitivo, por lo que ya no pagarán el impuesto que trasladen en la enajenación de los bienes importados, siempre que dicha enajenación se efectúe con el público en general.

c) El resultado obtenido conforme a los incisos a) y b) de esta fracción será el monto del impuesto al valor agregado o del impuesto especial sobre producción y servicios, en su caso, a pagar por las actividades realizadas con el público en general, sin que proceda acreditamiento alguno por concepto de impuestos trasladados al contribuyente.

d) El pago bimestral del impuesto al valor agregado y del impuesto especial sobre producción y servicios deberá realizarse por los períodos y en los plazos establecidos en los artículos 5o.-E de la Ley del Impuesto al Valor Agregado y 5o.-D de la Ley del Impuesto Especial sobre Producción y Servicios.

Para los efectos de la presente fracción se entiende por actividades realizadas con el público en general, aquéllas por las que se emitan comprobantes que únicamente contengan los requisitos que se establezcan mediante reglas de carácter general que emita el Servicio de Administración Tributaria. El traslado del impuesto al valor agregado y del impuesto especial sobre producción y servicios en ningún caso deberá realizarse en forma expresa y por separado.

Tratándose de las actividades por las que los contribuyentes expidan comprobantes que reúnan los requisitos fiscales para que proceda su deducción o acreditamiento, en donde se traslade en forma expresa y por separado el impuesto al valor agregado o el impuesto especial sobre producción y servicios, dichos impuestos deberán pagarse en los términos establecidos en la Ley del Impuesto al Valor Agregado y en la Ley del Impuesto Especial sobre Producción y Servicios y demás disposiciones aplicables, conjuntamente con el impuesto al valor agregado y el impuesto especial sobre producción y servicios determinado conforme al inciso c) de esta fracción.

Para los efectos del párrafo anterior, el acreditamiento del impuesto al valor agregado o del impuesto especial sobre producción y servicios será aplicable, cuando proceda, en la proporción que represente el valor de las actividades por las que se expidieron comprobantes fiscales en las que se haya efectuado el traslado expreso y por separado, en el valor total de las actividades del bimestre que corresponda.

Los contribuyentes que ejerzan la opción a que se refiere esta fracción podrán abandonarla en cualquier momento, en cuyo caso deberán calcular y pagar el impuesto al valor agregado y el impuesto especial sobre producción y servicios en los términos establecidos en la Ley del Impuesto al Valor Agregado o en la Ley del Impuesto Especial sobre Producción y Servicios, según se trate, a partir del bimestre en que abandonen la opción. En este caso, los contribuyentes no podrán volver a ejercer la opción prevista en el presente artículo.

II. Los contribuyentes a que se refiere el presente artículo, por las actividades realizadas con el público en general en las que determinen el impuesto al valor agregado y el impuesto especial sobre producción y servicios con el esquema de porcentajes a que se refiere la fracción I del presente artículo, podrán aplicar un estímulo fiscal en la forma siguiente:

a) A los impuestos al valor agregado y especial sobre producción y servicios determinados mediante la aplicación de los porcentajes, se le aplicarán los porcentajes de reducción que se citan a continuación, según corresponda al número de años que tenga el contribuyente tributando en el Régimen de Incorporación Fiscal:

TABLA

Años	Porcentaje de reducción (%)
1	100
2	90
3	80
4	70
5	60
6	50
7	40
8	30
9	20
10	10

Para los efectos de la aplicación de la tabla el número de años de tributación del contribuyente se determinará de conformidad con lo que al respecto se considere para los efectos del impuesto sobre la renta.

Tratándose de contribuyentes que tributen en el Régimen de Incorporación Fiscal, cuyos ingresos propios de su actividad empresarial obtenidos en el ejercicio inmediato anterior no hubieran excedido de la cantidad de trescientos mil pesos, durante cada uno de los años en que tributen en el Régimen de Incorporación Fiscal y no excedan el monto de ingresos mencionados, el porcentaje de reducción aplicable será de 100%.

Los contribuyentes que inicien actividades y que opten por tributar conforme al Régimen de Incorporación Fiscal previsto en la Ley del Impuesto sobre la Renta, podrán aplicar lo dispuesto en el párrafo anterior cuando estimen que sus ingresos del ejercicio no excederán al monto establecido en dicho párrafo. Cuando en el ejercicio inicial realicen operaciones por un período menor a doce meses, para determinar el monto citado, dividirán los ingresos obtenidos entre el número de días que comprenda el período y el resultado se multiplicará por 365 días. Si la cantidad obtenida excede del importe del monto referido, en el ejercicio siguiente no se podrá tomar el beneficio del párrafo anterior.

b) La cantidad obtenida mediante la aplicación de los porcentajes de reducción a que se refiere el inciso anterior será acreditable únicamente contra el impuesto al valor agregado o el impuesto especial sobre producción y servicios, según se trate, determinado conforme a la aplicación de los porcentajes a que se refiere la fracción I de este artículo.

III. El estímulo fiscal a que se refiere el presente artículo no se considerará como ingreso acumulable para los efectos del impuesto sobre la renta.

IV. Se releva a los contribuyentes a que se refiere este artículo de la obligación de presentar el aviso a que se refiere el artículo 25, primer párrafo, del Código Fiscal de la Federación.

Artículo 24. Para los efectos de lo dispuesto en los artículos 2o., fracción I, incisos D) y H), y 2o.-A, de la Ley del Impuesto Especial sobre Producción y Servicios, en sustitución de las definiciones establecidas en dicha Ley, se entenderá por:

I. Combustibles automotrices: gasolinas, diésel, combustibles no fósiles o la mezcla de cualquiera de los combustibles mencionados.

II. Gasolina, combustible líquido que se puede obtener del proceso de refinación del petróleo crudo o mediante procesos alternativos que pueden utilizar como insumo materias primas que tuvieron su origen en el petróleo, formado por la mezcla de hidrocarburos líquidos volátiles, principalmente parafinas ramificadas, aromáticos, naftenos y olefinas, pudiendo contener otros compuestos provenientes de otras fuentes, que se clasifica en función del número de octano.

III. Diésel, combustible líquido que puede obtenerse del proceso de refinación del petróleo crudo o mediante procesos alternativos que pueden utilizar como insumo materias primas que tuvieron su origen en el petróleo, formado por la mezcla compleja de hidrocarburos, principalmente parafinas no ramificadas, pudiendo contener otros compuestos provenientes de otras fuentes, con independencia del uso al que se destine.

IV. Combustibles no fósiles, combustibles o componentes de combustibles que no se obtienen o derivan de un proceso de destilación de petróleo crudo o del procesamiento de gas natural.

Capítulo III

De las Medidas Administrativas en Materia Energética

Artículo 25. En adición a las obligaciones establecidas en el artículo 84 de la Ley de Hidrocarburos, los titulares de permisos de distribución y expendio al público de gasolinas, diésel, turbosina, gasavión, gas licuado de petróleo y propano, tendrán las siguientes obligaciones:

I. Reportar a la Comisión Reguladora de Energía:

a) Los precios de venta al público de los productos mencionados, así como los precios de venta de los distribuidores de gas licuado de petróleo y de propano, cada vez que se modifiquen, sin que exceda de sesenta minutos antes de la aplicación de dichos precios.

b) Diariamente la información sobre volúmenes comprados y vendidos.

c) Anualmente, a más tardar el 31 de enero de cada año, un informe de su estructura corporativa y de capital que contenga la descripción de la estructura del capital social, identificando la participación de cada socio o accionista, directo e indirecto, y de las personas o grupo de personas que tienen el control de la sociedad; los derechos inherentes a la participación en la estructura de capital; así como la descripción de la participación en otras sociedades, que contenga su objeto social, las actividades que estas terceras realizan y las concesiones y permisos otorgados por el Gobierno Federal de los que sean titulares y que guarden relación con la actividad de los permisionarios. En el caso de que no haya cambios respecto del último informe presentado, en sustitución del mismo, se deberá presentar un aviso manifestando tal situación.

Para efectos del párrafo anterior, se entiende por control de la sociedad y por grupo de personas, lo dispuesto en el artículo 2, fracciones III y IX, respectivamente, de la Ley del Mercado de Valores.

La información a que se refiere esta fracción se presentará bajo protesta de decir verdad, en los formatos y medios que para tales efectos establezca la Comisión Reguladora de Energía. Los permisionarios que incumplan con la entrega de la información antes señalada o la presenten incompleta o con errores serán acreedores a las sanciones aplicables, de acuerdo con la Ley de Hidrocarburos.

II. Tratándose de permisionarios de expendio al público en estaciones de servicio, deberán dar a conocer al público, en cada estación de servicio, el precio por litro o kilogramo de venta, según corresponda, vigente de cada combustible en un lugar prominente, asegurando la máxima visibilidad de la información, de conformidad con los lineamientos que para tal efecto establezca la Comisión Reguladora de Energía.

Artículo 26. En adición a las facultades establecidas en los artículos 22 y 41 de la Ley de los Órganos Reguladores Coordinados en Materia Energética, la Comisión Reguladora de Energía tendrá las siguientes atribuciones:

I. Administrar un sistema de información de precios de gasolinas, diésel, turbosina, gasavión, gas licuado de petróleo y propano, para lo cual podrá solicitar el apoyo de la Secretaría de Energía, de la Procuraduría Federal del Consumidor, del Instituto Nacional de Estadística y Geografía y del Servicio de Administración Tributaria y difundirá por medios electrónicos, una versión pública de dicho sistema.

II. Podrá poner a disposición del público, por medios electrónicos, información agregada por zona, de precios al mayoreo que obtenga la Comisión Reguladora de Energía.

III. En las actividades de expendio al público de gasolinas y diésel, la Comisión Reguladora de Energía podrá establecer la regulación de precios cuando la Comisión Federal de Competencia Económica determine que no existen condiciones de competencia efectiva.

La Comisión Reguladora de Energía podrá establecer, como medida precautoria, la regulación provisional de los precios en las actividades que se mencionan en el párrafo anterior mientras la Comisión Federal de Competencia Económica desahoga el procedimiento de declaratoria correspondiente, cuya vigencia no podrá exceder de la fecha en que se emita la resolución que ponga fin a dicho procedimiento.

IV. Requerir a los titulares de permisos de comercialización, distribución y expendio al público de los productos a que se refieren la fracción III de este artículo y el artículo 27 de esta Ley, la información que sea necesaria para llevar a cabo el ejercicio de las facultades a que se refieren la fracción III de este artículo y el artículo 27 de esta Ley, según corresponda. El personal oficial que intervenga en el ejercicio de dichas facultades estará obligado a guardar absoluta reserva sobre la información recibida.

Artículo 27. En relación a las actividades que conlleven a la venta al público de gas licuado de petróleo y propano, la Comisión Reguladora de Energía podrá establecer la regulación de precios máximos sobre dichos productos, previa resolución de la Comisión Federal de Competencia Económica que determine que no existen condiciones de competencia efectiva en dichas actividades, conforme a la legislación y normatividad aplicable. Para ello, la Comisión Reguladora de Energía, dentro de los 30 días naturales siguientes a la resolución por parte de la Comisión Federal de Competencia Económica, y previa audiencia con representantes del sector, establecerá la regulación de precios máximos, la cual se mantendrá únicamente mientras subsistan las condiciones que la motivaron. Los interesados o la Comisión Reguladora de Energía podrán solicitar a la Comisión Federal de Competencia Económica que determine si subsisten las condiciones que motivaron la resolución.

Capítulo IV

De la Información, la Transparencia, la Evaluación de la Eficiencia Recaudatoria, la Fiscalización y el Endeudamiento

Artículo 28. Con el propósito de coadyuvar a conocer los efectos de la política fiscal en el ingreso de los distintos grupos de la población, la Secretaría de Hacienda y Crédito Público deberá realizar un estudio de ingreso-gasto con base en la información estadística disponible que muestre por decil de ingreso de las familias su contribución en los distintos impuestos y derechos que aporte, así como los bienes y servicios públicos que reciben con recursos federales, estatales y municipales.

La realización del estudio referido en el párrafo anterior será responsabilidad de la Secretaría de Hacienda y Crédito Público y deberá ser entregado a las comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados y publicado en la página de Internet de dicha Secretaría, a más tardar el 15 de marzo de 2017.

Artículo 29. Los estímulos fiscales y las facilidades administrativas que prevea la Iniciativa de Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2018 se otorgarán con base en criterios de eficiencia económica, no discriminación, temporalidad definida y progresividad.

Para el otorgamiento de los estímulos fiscales deberá tomarse en cuenta si los objetivos pretendidos pudiesen alcanzarse de mejor manera con la política de gasto. Los costos para las finanzas públicas de las facilidades administrativas y los estímulos fiscales se especificarán en el Presupuesto de Gastos Fiscales.

Artículo 30. La Secretaría de Hacienda y Crédito Público deberá publicar en su página de Internet y entregar a las comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados, así como al Centro de Estudios de las Finanzas Públicas de dicho órgano legislativo y a la Comisión de Hacienda y Crédito Público de la Cámara de Senadores a más tardar el 30 de junio de 2017, el Presupuesto de Gastos Fiscales.

El Presupuesto de Gastos Fiscales comprenderá los montos que deja de recaudar el erario federal por conceptos de tasas diferenciadas en los distintos impuestos, exenciones, subsidios y créditos fiscales, condonaciones, facilidades administrativas, estímulos fiscales, deducciones autorizadas, tratamientos y regímenes especiales establecidos en las distintas leyes que en materia tributaria aplican a nivel federal.

El presupuesto a que se refiere el párrafo anterior deberá contener los montos referidos estimados para el ejercicio fiscal de 2018 en los siguientes términos:

I. El monto estimado de los recursos que dejará de percibir en el ejercicio el Erario Federal.

II. La metodología utilizada para realizar la estimación.

III. La referencia o sustento jurídico que respalde la inclusión de cada concepto o partida.

IV. Los sectores o actividades beneficiados específicamente de cada concepto, en su caso.

V. Los beneficios sociales y económicos asociados a cada uno de los gastos fiscales.

La Secretaría de Hacienda y Crédito Público deberá publicar en su página de Internet y entregar, a más tardar el 30 de septiembre de 2017, a las instancias a que se refiere el primer párrafo de este artículo un reporte de las personas morales y fideicomisos autorizados para recibir donativos deducibles para los efectos del impuesto sobre la renta, en el que se deberá señalar, para cada una, los montos de los donativos obtenidos en efectivo y en especie, así como los recibidos del extranjero y las entidades federativas en las que se ubiquen las mismas, clasificándolas por tipo de donataria de conformidad con los conceptos contenidos en los artículos 79, 82, 83 y 84 de la Ley del Impuesto sobre la Renta y en su Reglamento. Para la generación de este reporte, la información se obtendrá de la que las donatarias autorizadas estén obligadas a presentar en la declaración informativa de las personas morales con fines no lucrativos correspondiente al ejercicio fiscal de 2016, a la que se refiere el penúltimo párrafo del artículo 86 de la Ley del Impuesto sobre la Renta.

La información a que se refiere el párrafo anterior no se considerará comprendida dentro de las prohibiciones y restricciones que establecen los artículos 69 del Código Fiscal de la Federación y 2o., fracción VII de la Ley Federal de los Derechos del Contribuyente.

Artículo 31. En el ejercicio fiscal de 2017, toda iniciativa en materia fiscal, incluyendo aquéllas que se presenten para cubrir el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2018, deberá incluir en su exposición de motivos el impacto recaudatorio de cada una de las medidas propuestas. Asimismo, en cada una de las explicaciones establecidas en dicha exposición de motivos se deberá incluir claramente el artículo del ordenamiento de que se trate en el cual se llevarían a cabo las reformas.

Toda iniciativa en materia fiscal que envíe el Ejecutivo Federal al Congreso de la Unión observará lo siguiente:

I. Que se otorgue certidumbre jurídica a los contribuyentes.

II. Que el pago de las contribuciones sea sencillo y asequible.

III. Que el monto a recaudar sea mayor que el costo de su recaudación y fiscalización.

IV. Que las contribuciones sean estables para las finanzas públicas.

Los aspectos anteriores deberán incluirse en la exposición de motivos de la iniciativa de que se trate, mismos que deberán ser tomados en cuenta en la elaboración de los dictámenes que emitan las comisiones respectivas del Congreso de la Unión. La Iniciativa de Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2018 incluirá las estimaciones de las contribuciones contempladas en las leyes fiscales.

La Iniciativa de Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2018 deberá especificar la memoria de cálculo de cada uno de los rubros de ingresos previstos en la misma, así como las proyecciones de estos ingresos para los próximos 5 años. Se deberá entender por memoria de cálculo los procedimientos descritos en forma detallada de cómo se realizaron los cálculos, con el fin de que puedan ser revisados por la Cámara de Diputados.

Transitorios de la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2017

Primero. La presente Ley entrará en vigor el 1 de enero de 2017, salvo lo dispuesto en los transitorios Décimo Segundo y Décimo Cuarto, los cuales entrarán en vigor el día siguiente al de su publicación en el Diario Oficial de la Federación.

Segundo. Se aprueban las modificaciones a la Tarifa de los Impuestos Generales de Importación y de Exportación efectuadas por el Ejecutivo Federal a las que se refiere el informe que, en cumplimiento de lo dispuesto en el segundo párrafo del artículo 131 de la Constitución Política de los Estados Unidos Mexicanos, ha rendido el propio Ejecutivo Federal al Congreso de la Unión en el año 2016.

Tercero. Para los efectos de la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2017, cuando de conformidad con la Ley Orgánica de la Administración Pública Federal se modifique la denominación de alguna dependencia o entidad o las existentes desaparezcan, se entenderá que los ingresos estimados para éstas en la presente Ley corresponderán a las dependencias o entidades cuyas denominaciones hayan cambiado o que absorban las facultades de aquéllas que desaparezcan, según corresponda.

Cuarto. El gasto corriente estructural a que se refiere el artículo 2, fracción XXIV BIS de la Ley Federal de Presupuesto y Responsabilidad Hacendaria excluirá, adicionalmente a los conceptos de gasto previstos en dicha fracción, los gastos relativos a la implementación de las reformas a que se refiere el Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos en Materia de Energía, publicado en el Diario Oficial de la Federación el 20 de diciembre de 2013, así como de las leyes secundarias que derivan de dicho Decreto, publicadas en el mismo órgano de difusión oficial el 11 de agosto de 2014.

Quinto. Durante el ejercicio fiscal de 2017 el Fondo de Compensación del Régimen de Pequeños Contribuyentes y del Régimen de Intermedios creado mediante el Quinto transitorio de la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2014, publicada en el Diario Oficial de la Federación el 20 de noviembre de 2013 continuará destinándose en los términos del citado precepto.

Sexto. El Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2017 aprobado deberá prever una asignación equivalente a la recaudación estimada para la Federación por concepto del impuesto especial sobre producción y servicios aplicable a las bebidas saborizadas, de acuerdo con lo previsto en el artículo 1o. de la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2017, una vez descontadas las participaciones que correspondan a las entidades federativas, para destinarse a programas de promoción, prevención, detección, tratamiento, control y combate a la desnutrición, sobrepeso, obesidad y enfermedades crónico degenerativas relativas, así como para apoyar el incremento en la cobertura de los servicios de agua potable en localidades rurales, y proveer bebederos con suministro continúo de agua potable en inmuebles escolares públicos con mayor rezago educativo, de conformidad con los artículos 7 y 11 de la Ley General de la Infraestructura Física Educativa.

Séptimo. A partir del ejercicio fiscal 2017 las referencias que en materia de administración, determinación, liquidación, cobro, recaudación y fiscalización de las contribuciones se hacen a la Comisión Nacional del Agua en la Ley Federal de Derechos, así como en los artículos 51 de la Ley de Coordinación Fiscal y Décimo Tercero de las Disposiciones Transitorias del Decreto por el que se reforman y adicionan diversas disposiciones de la Ley de Coordinación Fiscal y de la Ley General de Contabilidad Gubernamental, publicado en el Diario Oficial de la Federación el 9 de diciembre de 2013 y las disposiciones que emanen de dichos ordenamientos se entenderán hechas también al Servicio de Administración Tributaria.

Octavo. Para efectos de lo previsto en el artículo 107, fracción I de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la Secretaría de Hacienda y Crédito Público deberá incluir en los informes trimestrales información sobre los costos recaudatorios de las medidas que representan un gasto fiscal, así como de los beneficiarios de dichos mecanismos, contenidos en los decretos que emita el Ejecutivo Federal en el ejercicio de las facultades conferidas en las fracciones II y III del artículo 39 del Código Fiscal de la Federación durante el trimestre que se reporta.

Noveno. Para efectos de lo previsto en el artículo 107, fracción I de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la Secretaría de Hacienda y Crédito Público deberá reportar en los Informes Trimestrales la información sobre los ingresos excedentes que, en su caso, se hayan generado con respecto al calendario de ingresos derivado de la Ley de Ingresos de la Federación a que se refiere el artículo 23 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria. En este reporte se presentará la comparación de los ingresos propios de las entidades paraestatales bajo control presupuestario directo, de las empresas productivas del Estado, así como del Gobierno Federal. En el caso de éstos últimos se presentará lo correspondiente a los ingresos provenientes de las transferencias del Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo.

Décimo. Las Entidades Federativas y Municipios que cuenten con disponibilidades de recursos federales, correspondientes a ejercicios fiscales anteriores al 2016, que no hayan sido devengados conforme a los calendarios respectivos, deberán enterarlos a la Tesorería de la Federación, incluyendo los rendimientos financieros que hubieran generado.

Para efectos de lo anterior, los aprovechamientos provenientes de los enteros que realicen las Entidades Federativas y Municipios en términos del presente transitorio, no se considerarán extemporáneos, por lo que no causan daño a la hacienda pública ni se cubrirán cargas financieras, siempre y cuando dichas disponibilidades hayan estado depositadas en cuentas bancarias de la Entidad Federativa y/o Municipio.

Décimo Primero. A partir del 1 de enero de 2017 se derogan las siguientes disposiciones:

I. Las fracciones III y V del artículo Quinto del Decreto por el que se reforman, adicionan y derogan diversas disposiciones de la Ley del Impuesto sobre la Renta, de la Ley del Impuesto Especial sobre Producción y Servicios, del Código Fiscal de la Federación y de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, publicado en el Diario Oficial de la Federación el 18 de noviembre de 2015.

II. La fracción I y el último párrafo del artículo Décimo Cuarto Transitorio de la Ley de Hidrocarburos publicada en el Diario Oficial de la Federación el 11 de agosto de 2014.

Décimo Segundo. Durante 2017 y 2018 los precios al público de las gasolinas y el diésel se determinarán de conformidad con lo siguiente:

I. La Comisión Reguladora de Energía, tomando en cuenta la opinión que emita la Comisión Federal de Competencia Económica, emitirá los acuerdos o el cronograma de flexibilización para que durante los años de 2017 y 2018 los precios al público se determinen bajo condiciones de mercado. Los acuerdos o el cronograma se establecerán por regiones del país. La Comisión Reguladora de Energía podrá modificar dichos acuerdos o cronograma, con base en la evolución de las condiciones de mercado y el desarrollo de la infraestructura de suministro en el país, entre otros factores. La Comisión Reguladora de Energía deberá publicar en el Diario Oficial de la Federación los acuerdos o el cronograma actualizados. Las modificaciones únicamente podrán llevarse a cabo para adelantar el momento a partir del cual los precios al público se determinarán bajo condiciones de mercado.

II. En las regiones del país, durante el tiempo en donde los precios al público de las gasolinas y el diésel no se determinen bajo condiciones de mercado conforme a lo establecido en la fracción anterior, la Secretaría de Hacienda y Crédito Público establecerá los precios máximos al público de las gasolinas y el diésel con base en lo siguiente:

a) Considerará el precio de la referencia internacional de los combustibles y, en su caso, las diferencias en la calidad de los mismos, las diferencias relativas por los costos de logística, incluyendo los costos de transporte entre regiones, los costos de distribución y comercialización en los centros de consumo y las diversas modalidades de distribución y expendio al público, procurando generar las condiciones para el abasto oportuno de dichos combustibles.

La Secretaría de Hacienda y Crédito Público publicará la metodología para determinar los precios máximos al público antes mencionados y el periodo de vigencia de los mismos a más tardar el 31 de diciembre de 2016.

La fijación de estos precios máximos tendrá como objetivo final la liberalización de los precios en la región que corresponda. Adicionalmente, en aquellas regiones con precio máximo, se deberá aplicar la regulación asimétrica para el acceso a la infraestructura, cuando así lo haya determinado la Comisión Reguladora de Energía y sin perjuicio de que dicha regulación pueda ser aplicada en el resto del territorio nacional.

b) Emitirá un acuerdo en el que se especifique la región, los combustibles y el periodo de aplicación de los precios, mismo que se publicará en el Diario Oficial de la Federación con anticipación al periodo durante el cual se aplicarán.

En las regiones del país que al 1 de enero de 2017 no se apliquen los precios al público de las gasolinas y el diésel bajo condiciones de mercado, se deberán publicar los precios máximos al público de los combustibles mencionados, a más tardar el 31 de diciembre de 2016.

III. Para los efectos de lo dispuesto en la fracción I de este artículo, cuando la Comisión Reguladora de Energía, previa opinión de la Comisión Federal de Competencia Económica, comunique a la Secretaría de Hacienda y Crédito Público que, en las regiones en las que se haya determinado que los precios de las gasolinas y el diésel se apliquen bajo condiciones de mercado se han presentado aumentos en los precios al público de dichos combustibles que no correspondan a la evolución de los precios internacionales de los combustibles y de los costos de suministro, dicha Secretaría podrá establecer por regiones o subregiones, precios máximos al público de conformidad con lo dispuesto en la fracción II de este artículo.

Para los efectos de lo dispuesto en el párrafo anterior, la Comisión Reguladora de Energía podrá ejercer la facultad establecida en la fracción IV del artículo 26 de esta Ley.

Lo establecido en este artículo tendrá vigencia hasta el 31 de diciembre de 2018.

Décimo Tercero. Para los efectos de lo dispuesto en el artículo 25, fracción I, inciso a), de la presente Ley, los titulares de los permisos a que se refiere el artículo mencionado deberán reportar a la Comisión Reguladora de Energía el precio de enajenación de las gasolinas, diésel, turbosina y gasavión, aplicado a partir del 1 de enero de 2017. Dicha información deberá ser proporcionada a más tardar el 15 de enero de 2017.

Décimo Cuarto. Los titulares de permisos de comercialización, distribución y expendio al público de gas licuado de petróleo y propano deberán reportar a la Comisión Reguladora de Energía el precio de enajenación de los productos mencionados aplicado a partir del 1 de diciembre de 2016, información que deberá ser proporcionada a más tardar el 15 del mismo mes y año.

Décimo Quinto. La aplicación de lo dispuesto en el artículo 26, fracción III de esta Ley entrará en vigor a partir del 1 de enero de 2019.

Décimo Sexto. Para efectos de lo dispuesto en el último párrafo del artículo 5o. de la Ley del Impuesto Especial sobre Producción y Servicios, la Secretaría de Hacienda y Crédito Público en un plazo máximo de 90 días contados a partir de la entrada en vigor de la presente Ley, deberá emitir las reglas de carácter general aplicables al valor de los bonos de carbono y a su entrega como medio de pago del impuesto especial sobre producción y servicios aplicable a los combustibles fósiles. Dichas reglas deberán prever que también podrán ser aceptados como medio de pago los bonos de proyectos en México, avalados por la Organización de las Naciones Unidas dentro del Protocolo de Kioto o el instrumento que lo sustituya conforme al Acuerdo de Paris.

Décimo Séptimo. Durante el ejercicio fiscal de 2017, para efectos del supuesto previsto en el artículo 21 Bis, fracción VIII, inciso b) de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, referente al reintegro de recursos que las Entidades Federativas deben realizar al Fondo de Estabilización de los Ingresos de las Entidades Federativas, la Secretaría de Hacienda y Crédito Público compensará dicho reintegro en parcialidades contra las participaciones federales de la Entidad Federativa de que se trate, sin ninguna carga financiera adicional, dentro del término de seis meses contados a partir del día siguiente a aquél en el que se comunique a la Entidad Federativa el monto que deberá reintegrar.

Décimo Octavo. La Secretaría de Hacienda y Crédito Público para el ejercicio fiscal de 2017, deberá reportar en los Informes Trimestrales que se presenten al Congreso de la Unión en términos del artículo 107, fracción I, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la evolución del precio del petróleo observado respecto del cubierto mediante la Estrategia de Coberturas Petroleras para el ejercicio fiscal 2017, así como de la subcuenta que se haya constituido como complemento en el Fondo de Estabilización de los Ingresos Presupuestarios.

Décimo Noveno. Con el propósito de coadyuvar a la transparencia y al análisis de la política fiscal, así como de facilitar el estudio de la distribución del ingreso entre la población y del efecto de la política tributaria sobre dicha distribución, en el ejercicio fiscal 2017 la Secretaría de Hacienda y Crédito Público, a través del Servicio de Administración Tributaria, deberá hacer pública información estadística anónima de las declaraciones anuales del impuesto sobre la renta de los contribuyentes personas físicas y morales. En ningún caso, la información pública podrá contener datos sobre el nombre, denominación o razón social y clave del registro federal de contribuyentes o información que permita la identificación del contribuyente.

El Servicio de Administración Tributaria determinará las características, fuentes, metodología y periodo de la información estadística a publicar, misma que dará a conocer en su página de Internet. La información estadística será actualizada cada dos años.

Vigésimo. En el ejercicio fiscal de 2017, la Secretaría de Hacienda y Crédito Público a través del Servicio de Administración Tributaria deberá publicar por lo menos dos estudios sobre la evasión fiscal en México. En la elaboración de dichos estudios deberán participar instituciones académicas de prestigio en el país, instituciones académicas extranjeras, centros de investigación, organismos o instituciones nacionales o internacionales que se dediquen a la investigación o que sean especialistas en la materia. Por lo menos uno de los estudios contendrá el análisis de la evasión fiscal por tipo de impuesto y utilizará información del ejercicio fiscal más reciente para el que ésta se encuentre disponible. Sus resultados deberán darse a conocer a las Comisiones de Hacienda y Crédito Público de ambas Cámaras del Congreso de la Unión, a más tardar 35 días después de terminado el ejercicio fiscal de 2017.

Vigésimo Primero. Con el fin de dar continuidad al cumplimiento de lo establecido por el Sexto Transitorio, párrafo quinto del "Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía", publicado el 20 de diciembre de 2013 en el Diario Oficial de la Federación, así como por el Décimo Segundo transitorio de la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2016, y de conformidad con lo establecido en el artículo 7o. de la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2017, la Secretaría de Energía deberá determinar durante el ejercicio fiscal 2017 el justo valor económico de las inversiones afectadas solicitado por Petróleos Mexicanos y la Secretaría de Hacienda y Crédito Público podrá autorizar a Petróleos Mexicanos a deducir de los pagos provisionales mensuales del derecho por la utilidad compartida del ejercicio fiscal de

2017, el justo valor económico de las inversiones afectadas que no hubiera sido compensado durante el 2016 conforme a lo dispuesto en el Décimo Segundo transitorio de la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2016.

Para la determinación del justo valor económico al que hace referencia el párrafo anterior, la Secretaría de Energía deberá considerar todas las inversiones hechas en las áreas en exploración y campos en producción que Petróleos Mexicanos tuviera previo a la entrada en vigor del Decreto antes mencionado, que en el proceso de la Ronda Cero hubiera solicitado y que no le fueron otorgadas como asignaciones.

En adición al anterior, y de acuerdo al procedimiento establecido en el presente transitorio, la contraprestación que reciba Petróleos Mexicanos durante el ejercicio fiscal 2017 deberá incluir el justo valor económico correspondiente a sus inversiones que hayan resultado afectadas con motivo de las adjudicaciones de contratos para la exploración y extracción de hidrocarburos, efectuadas por la Comisión Nacional de Hidrocarburos derivados de la licitación CNH-R01-L04/2015, realizada durante el ejercicio fiscal 2016.

Vigésimo Segundo. Petróleos Mexicanos difundirá en su portal de Internet una versión pública de su Plan de Negocios, misma que no deberá contener información que pudiera comprometer o poner en riesgo sus estrategias comerciales.

ARTÍCULO SEGUNDO. Se adiciona en el artículo 1o. un décimo séptimo párrafo de la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2016, para quedar como sigue:

Artículo 1o. ...

...

...

...

...

...

...

...

...

...

...

...

...

...

...

...

Para el ejercicio fiscal 2016, de los recursos que se obtengan por concepto de coberturas o instrumentos de transferencia significativa de riesgos que hubieran sido contratados o adquiridos a través del Fondo de Estabilización de los Ingresos Presupuestarios, así como de la subcuenta que se haya constituido como complemento para asegurar el precio del petróleo de la mezcla mexicana en el Fondo de Estabilización de los Ingresos Presupuestarios, se podrán enterar a la Tesorería de la Federación las cantidades necesarias para compensar la disminución de los ingresos petroleros del Gobierno Federal respecto de las cantidades estimadas en este artículo.

Transitorio

Único. El presente Decreto entrará en vigor conforme a lo siguiente:

I. El Artículo Primero, el 1 de enero de 2017, salvo lo dispuesto en los transitorios Décimo Segundo y Décimo Cuarto de la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2017, los cuales entrarán en vigor el día siguiente al de la publicación en el Diario Oficial de la Federación del presente Decreto, y

II. El Artículo Segundo, al día siguiente de su publicación en el Diario Oficial de la Federación.

Ciudad de México, a 26 de octubre de 2016.- Dip. **Edmundo Javier Bolaños Aguilar**, Presidente.- Sen. **Pablo Escudero Morales**, Presidente.- Dip. **Ana Guadalupe Perea Santos**, Secretaria.- Sen. **Itzel S. Ríos de la Mora**, Secretaria.- Rúbricas."

En cumplimiento de lo dispuesto por la fracción I del Artículo 89 de la Constitución Política de los Estados Unidos Mexicanos, y para su debida publicación y observancia, expido el presente Decreto en la Residencia del Poder Ejecutivo Federal, en la Ciudad de México, a catorce de noviembre de dos mil dieciséis.- **Enrique Peña Nieto**.- Rúbrica.- El Secretario de Gobernación, **Miguel Ángel Osorio Chong**.- Rúbrica.



SEGUNDA SECCION

PODER EJECUTIVO

SECRETARIA DE HACIENDA Y CREDITO PUBLICO

PRESUPUESTO de Egresos de la Federación para el Ejercicio Fiscal 2017.

Al margen un sello con el Escudo Nacional, que dice: Estados Unidos Mexicanos.- Presidencia de la República.

ENRIQUE PEÑA NIETO, Presidente de los Estados Unidos Mexicanos, a sus habitantes sabed:

Que la Cámara de Diputados del Honorable Congreso de la Unión, se ha servido dirigirme el siguiente

DECRETO

"LA CÁMARA DE DIPUTADOS DEL HONORABLE CONGRESO DE LA UNIÓN, EN EJERCICIO DE LA FACULTAD QUE LE OTORGA LA FRACCIÓN IV DEL ARTÍCULO 74 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS, D E C R E T A:

PRESUPUESTO DE EGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL 2017

TÍTULO PRIMERO

DE LAS ASIGNACIONES DEL PRESUPUESTO DE EGRESOS DE LA FEDERACIÓN

CAPÍTULO I

Disposiciones Generales

Artículo 1. El ejercicio, el control y la evaluación del gasto público federal para el ejercicio fiscal de 2017, así como la contabilidad y la presentación de la información financiera correspondiente, se realizarán conforme a lo establecido en la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la Ley General de Contabilidad Gubernamental y en las disposiciones que, en el marco de dichas leyes, estén establecidas en otros ordenamientos legales y en este Presupuesto de Egresos.

La interpretación del presente Presupuesto de Egresos, para efectos administrativos y exclusivamente en el ámbito de competencia del Ejecutivo Federal, corresponde a la Secretaría y a la Función Pública, en el ámbito de sus atribuciones, conforme a las disposiciones y definiciones que establece la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

La información que, en términos del presente Decreto, deba remitirse a la Cámara de Diputados será enviada a la Mesa Directiva de la misma, la cual turnará dicha información a las comisiones competentes, en forma impresa y en formato electrónico de texto modificable o de base de datos según corresponda, con el nivel de desagregación que establece la Ley Federal de Presupuesto y Responsabilidad Hacendaria y las disposiciones normativas vigentes, y será publicada en las páginas de Internet que correspondan.

En caso de que la fecha límite para presentar la información sea un día inhábil, la misma se recorrerá al día hábil siguiente.

En el ámbito de sus atribuciones, la Secretaría presentará información presupuestaria comparable respecto del ejercicio fiscal anterior y de los diversos documentos presupuestarios.

La Secretaría reportará en los Informes Trimestrales la evolución de las erogaciones correspondientes a los anexos transversales a que se refiere el artículo 41, fracción II, incisos j), o), p), q), r), s), t), u) y v), de la Ley Federal de Presupuesto y Responsabilidad Hacendaria; así como las principales causas de variación del gasto neto total al trimestre que corresponda, respecto del presupuesto autorizado, por ramo y entidad.

Los entes públicos a los que se les asignen recursos del presente Presupuesto contarán con un sistema de control interno en términos de las disposiciones jurídicas aplicables y con cargo a su presupuesto aprobado, con el fin de propiciar un ambiente de prevención y de gestión de riesgos. La Auditoría y la Función Pública podrán establecer modelos para la instrumentación del sistema de control interno que serán aplicables en los términos de los convenios que suscriban para tal efecto con dichos entes públicos.

CAPÍTULO II

De las erogaciones

Artículo 2. El gasto neto total previsto en el presente Presupuesto de Egresos importa la cantidad de $4,888,892,500,000 y corresponde al total de los ingresos aprobados en la Ley de Ingresos.

En términos del artículo 17 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, para el presente ejercicio fiscal se prevé un déficit presupuestario de $494,872,500,000.

Artículo 3. El gasto neto total se distribuye conforme a lo establecido en los Anexos de este Decreto y Tomos del Presupuesto de Egresos y se observará lo siguiente:

I. Las erogaciones de los ramos autónomos, administrativos y generales, así como los capítulos específicos que incorporan los flujos de efectivo de las entidades, se distribuyen conforme a lo previsto en el Anexo 1 del presente Decreto y los Tomos II a IX, de este Presupuesto de Egresos. En el Tomo I se incluye la información establecida en el artículo 41, fracción II, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria;

II. El gasto corriente estructural se incluye en el Anexo 2 de este Decreto;

III. El capítulo específico que incorpora las erogaciones correspondientes a los gastos obligatorios, se incluye en el Anexo 3 de este Decreto;

IV. El capítulo específico que incorpora los proyectos de inversión en infraestructura que cuentan con aprobación para realizar erogaciones plurianuales en términos del artículo 74, fracción IV, párrafo primero, de la Constitución Política de los Estados Unidos Mexicanos, se incluye en el Anexo 4 de este Decreto;

V. El capítulo específico que incorpora las erogaciones correspondientes a los compromisos plurianuales sujetos a la disponibilidad presupuestaria de los años subsecuentes, se incluye en el Anexo 5 de este Decreto;

VI. El capítulo específico que incorpora el monto máximo anual de gasto programable para atender los compromisos de pago requeridos para los nuevos proyectos de asociación público-privada y para aquellos autorizados en ejercicios fiscales anteriores, así como la información de cada uno de ellos, en términos del artículo 24 de la Ley de Asociaciones Público Privadas, se incluye en el Anexo 5.A de este Decreto y en el Tomo VIII del Presupuesto de Egresos;

VII. El capítulo específico que incorpora las erogaciones correspondientes a los compromisos derivados de proyectos de infraestructura productiva de largo plazo se incluye en el Anexo 6 de este Decreto y en el Tomo VII del Presupuesto de Egresos;

VIII. El capítulo específico que incorpora las previsiones salariales y económicas, se incluye en los Anexos 7 y 24 de este Decreto y en los Tomos III a VI del Presupuesto de Egresos.

Los montos y términos aprobados en este capítulo específico en dichos Anexos y Tomos del Presupuesto de Egresos, incluyendo las previsiones para contingencias y sus ampliaciones derivadas de adecuaciones presupuestarias y ahorros necesarios durante el ejercicio fiscal para cumplir, en su caso, con las disposiciones laborales aplicables, forman parte de la asignación global a que se refiere el artículo 33 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria;

IX. La suma de recursos destinados a cubrir el costo financiero de la deuda pública del Gobierno Federal, aquél correspondiente a la deuda de las empresas productivas del Estado incluidas en el Anexo 1, inciso E, de este Decreto; las erogaciones derivadas de operaciones y programas de saneamiento financiero, así como aquéllas para programas de apoyo a ahorradores y deudores de la banca, se distribuyen conforme a lo establecido en el Anexo 8 de este Decreto;

X. Para los efectos de los artículos 42 de la Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público, y 43 de la Ley de Obras Públicas y Servicios Relacionados con las Mismas, los montos máximos de adjudicación directa y los de adjudicación mediante invitación a cuando menos tres personas, de las adquisiciones, arrendamientos, prestación de servicios, obras públicas y servicios relacionados con éstas, serán los señalados en el Anexo 9 de este Decreto. Los montos establecidos deberán considerarse sin incluir el importe del Impuesto al Valor Agregado;

XI. Los recursos para el desarrollo integral de los pueblos y comunidades indígenas se señalan en el Anexo 10 de este Decreto, en los términos del artículo 2, Apartado B, de la Constitución Política de los Estados Unidos Mexicanos y conforme al artículo 41, fracción II, inciso j), de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, se presentan desglosados por ramo y programa presupuestario;

XII. Los recursos que conforman el Programa Especial Concurrente para el Desarrollo Rural Sustentable se señalan en el Anexo 11 de este Decreto, conforme a lo previsto en los artículos 16 y 69 de la Ley de Desarrollo Rural Sustentable;

XIII. El monto total de los recursos previstos para el programa de ciencia, tecnología e innovación, conforme a lo previsto en el artículo 22 de la Ley de Ciencia y Tecnología, se señala en el Anexo 12 de este Decreto;

XIV. Las erogaciones de los programas para la Igualdad entre Mujeres y Hombres, se señalan en el Anexo 13 de este Decreto;

XV. El presupuesto consolidado de la Estrategia de Transición para Promover el Uso de Tecnologías y Combustibles más Limpios, conforme al artículo 24 de la Ley de Transición Energética, se señala en el Anexo 15 de este Decreto;

XVI. Las erogaciones para el Ramo General 23 Provisiones Salariales y Económicas se distribuyen conforme a lo previsto en el Anexo 20 de este Decreto;

XVII. Las erogaciones para el Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos se distribuyen conforme a lo previsto en el Anexo 21 de este Decreto.

Las previsiones para servicios personales del Ramo General referidos en el párrafo anterior, que se destinen para sufragar las medidas salariales y económicas, deberán ser ejercidas conforme a lo que establece el segundo párrafo de la fracción VIII anterior y el artículo 18 de este Decreto y serán entregadas a las entidades federativas a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios y, sólo en el caso de la Ciudad de México se ejercerán por medio del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos;

XVIII. Las erogaciones para el Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios se distribuyen conforme a lo previsto en el Anexo 22 de este Decreto;

XIX. Los límites de las remuneraciones de los servidores públicos de la Federación se señalan en el Anexo 23 de este Decreto y en el Tomo IX de este Presupuesto de Egresos;

XX. Las previsiones para sufragar las erogaciones correspondientes a las medidas salariales y económicas para los Ramos Generales 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, y 33 Aportaciones Federales para Entidades Federativas y Municipios, se distribuyen conforme a lo establecido en el Anexo 24 de este Decreto;

XXI. Los programas sujetos a reglas de operación se señalan en el Anexo 25 de este Decreto;

XXII. Los principales programas previstos en este Presupuesto de Egresos se detallan en el Anexo 26 de este Decreto, y

XXIII. El presupuesto de PROSPERA Programa de Inclusión Social se distribuye conforme a lo establecido en el Anexo 27 de este Decreto.

Los Anexos 14, 16 al 19 y 28 al 31 de este Decreto, comprenden los recursos para la atención de grupos vulnerables; la adaptación y mitigación de los efectos del cambio climático; el desarrollo de los jóvenes; la atención de niñas, niños y adolescentes; la prevención del delito, combate a las adicciones, rescate de espacios públicos y promoción de proyectos productivos; la conservación y mantenimiento carretero; subsidios para organismos descentralizados estatales; la distribución del programa de fortalecimiento de los servicios estatales de salud, y la distribución del programa hidráulico: subsidios para entidades federativas.

Dichos recursos deberán ser ejercidos de forma tal que permitan su debido seguimiento, evaluación y difusión para conocer su impacto conforme al Plan Nacional de Desarrollo y las políticas públicas derivadas del mismo.

Artículo 4. Para el presente ejercicio fiscal no se incluyen recursos para el Programa Erogaciones Contingentes, correspondiente a la partida secreta a que se refiere el artículo 74, fracción IV, párrafo cuarto, de la Constitución Política de los Estados Unidos Mexicanos.

Artículo 5. Para el ejercicio fiscal 2017 se aprueba para Petróleos Mexicanos una meta de balance financiero de -$93,803,573,180 y un techo de gasto de servicios personales de $89,812,943,144. Asimismo, se aprueba para la Comisión Federal de Electricidad una meta de balance financiero de $31,491,993,267 y un techo de gasto de servicios personales de $54,953,000,232.

Artículo 6. Conforme al artículo 272 de la Ley del Seguro Social, el gasto programable del Instituto Mexicano del Seguro Social será de $622,682,563,457. El Gobierno Federal aportará al Instituto la cantidad de $84,727,706,934, como aportaciones para los seguros; asimismo, dispondrá de la cantidad de $237,158,038,117, para cubrir las pensiones en curso de pago derivadas del artículo Duodécimo Transitorio de la Ley del Seguro Social publicada en el Diario Oficial de la Federación el 21 de diciembre de 1995, y aportará la cantidad de $2,468,008,402, para atender lo dispuesto en los artículos 141, 172 y 172 A de dicha Ley.

Durante el ejercicio fiscal de 2017, el Instituto Mexicano del Seguro Social deberá destinar a las Reservas Financieras y Actuariales de los seguros y a la Reserva General Financiera y Actuarial, así como al Fondo para el Cumplimiento de Obligaciones Laborales de Carácter Legal o Contractual, a que se refieren los artículos 280, fracciones III y IV, y 286 K, respectivamente, de la Ley del Seguro Social, la cantidad de

$10,098,805,777, a fin de garantizar el debido y oportuno cumplimiento de las obligaciones que contraiga, derivadas del pago de beneficios y la prestación de servicios relativos a los seguros que se establecen en dicha Ley; así como para hacer frente a las obligaciones laborales que contraiga, ya sea por disposición legal o contractual con sus trabajadores.

Para los efectos del artículo 277 G de la Ley del Seguro Social, el Instituto Mexicano del Seguro Social deberá sujetarse a las normas de austeridad y disciplina presupuestaria contenidas en este Decreto, en los términos propuestos por el Consejo Técnico de dicho Instituto las cuales se aplicarán sin afectar con ellas el servicio público que está obligado a prestar a sus derechohabientes; asimismo, conforme al mismo artículo 277 G, dichas normas no deberán afectar las metas de constitución o incremento de reservas establecidas en este Decreto.

El uso de reservas de cualquier naturaleza y tipo deberá ser registrado invariablemente como gasto programable. Asimismo, las reservas del Seguro de Invalidez y Vida y de Riesgos de Trabajo, únicamente podrán destinarse para las prestaciones monetarias de esos seguros; y no para financiar gasto corriente del Instituto, salvo en los casos que así lo prevea la Ley del Seguro Social.

El titular y los servidores públicos competentes del Instituto Mexicano del Seguro Social serán responsables de que el ejercicio del gasto de dicho Instituto se sujete a los montos autorizados para cubrir su gasto programable, para las reservas y el fondo a que se refiere este artículo.

TÍTULO SEGUNDO

DEL FEDERALISMO

CAPÍTULO ÚNICO

De los recursos federales transferidos a las entidades federativas, a los municipios y a las demarcaciones territoriales de la Ciudad de México

Artículo 7. El ejercicio de los recursos federales aprobados en este Presupuesto de Egresos para ser transferidos a las entidades federativas y, por conducto de éstas, a los municipios y a las demarcaciones territoriales de la Ciudad de México, así como el de los recursos federales que se ejerzan de manera concurrente con recursos de dichos órdenes de gobierno, se sujetará a las disposiciones legales aplicables, al principio de anualidad y a lo siguiente:

I. El resultado de la distribución entre las entidades federativas de los recursos que integran los fondos del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, se presenta en el Tomo IV de este Presupuesto de Egresos, con excepción del Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal (FASP), cuya distribución se realizará conforme a lo dispuesto en el artículo 44 de la Ley de Coordinación Fiscal;

II. Los recursos federales a que se refiere este artículo, distintos a los previstos en la Ley de Coordinación Fiscal, serán ministrados siempre y cuando las entidades federativas y, en su caso, los municipios y demarcaciones territoriales de la Ciudad de México, cumplan con lo previsto en la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la Ley de Disciplina Financiera de las Entidades Federativas y los Municipios, la Ley General de Contabilidad Gubernamental, el Presupuesto de Egresos, las demás disposiciones jurídicas aplicables y los convenios correspondientes;

III. Las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México, que realicen proyectos de infraestructura con cargo a los recursos del Ramo General 23 Provisiones Salariales y Económicas, correspondientes a los fondos previstos en los Anexos 20.2 y 20.3 de este Decreto, se sujetarán a las disposiciones específicas que para tal efecto emita la Secretaría, a más tardar el 31 de enero.

En el caso de los proyectos de infraestructura cuyos montos sean iguales o menores a diez millones de pesos, las entidades federativas, así como los municipios y demarcaciones territoriales de la Ciudad de México, deberán presentar la cédula del proyecto que incluya, cuando menos lo siguiente: los datos, la descripción y la geolocalización de la obra; recursos solicitados y retenciones; calendario de ejecución, componentes y metas, así como su factibilidad.

La Secretaría podrá ministrar los recursos cuando se cuente con la información referida en el párrafo anterior, respecto de cada proyecto de infraestructura.

Para los proyectos mayores a 10 millones de pesos y menores o iguales a 50 millones de pesos, se requerirá la presentación del expediente técnico correspondiente, conforme a las disposiciones a que se refiere la presente fracción.

Las obras cuyo costo total sea mayor a 50 millones de pesos deberán contar con el análisis costo-beneficio simplificado o análisis costo-eficiencia simplificado, según corresponda, en términos de las disposiciones que para tal efecto se emitan.

Los proyectos con cargo a los fondos referidos en esta fracción deberán sujetarse a los costos paramétricos, cuando corresponda, de conformidad con las disposiciones que emita la Secretaría. Las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México serán responsables ante los órganos fiscalizadores de justificar las variaciones que, en su caso, excedan de dichos costos.

Del monto total asignado a cada uno de los fondos previstos en los Anexos 20.2 y 20.3, la Secretaría podrá destinar hasta el 1 por ciento para la administración de los mismos, y transferirá a la Auditoría una cantidad equivalente al 1 al millar de los montos aprobados en cada uno de estos fondos, para su fiscalización.

Las obras que se realicen con cargo a los fondos a que se refiere esta fracción, deberán incluir la leyenda siguiente: "Esta obra fue realizada con recursos públicos federales", sin perjuicio de las demás que establece el presente Decreto.

Las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México, serán responsables de la integración y veracidad de la información técnica que presenten a la Secretaría para la solicitud de los recursos correspondientes, así como de la aplicación, seguimiento, control, rendición de cuentas y transparencia de dichos recursos en términos de las disposiciones aplicables, sin perjuicio de las atribuciones federales en materia de fiscalización. La información referida deberá estar disponible en la página de Internet de la instancia ejecutora del recurso o a través de medios accesibles a los ciudadanos, según sea el caso.

La Secretaría deberá publicar de forma trimestral, en el Portal de Transparencia Presupuestaria, la información relativa a los proyectos de infraestructura aprobados en el Ramo General 23 Provisiones Salariales y Económicas, incluyendo el monto aprobado y pagado; su ubicación geográfica, y los lineamientos aplicables a dichos recursos. Asimismo, deberá informar en dicho medio el avance financiero de los proyectos con base en los reportes que, de conformidad con la normatividad aplicable, realicen las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México. La información anterior, deberá estar disponible, a su vez, en formato de datos abiertos;

IV. Los programas que prevean la aportación de recursos por parte de las entidades federativas y, en su caso, municipios o demarcaciones territoriales de la Ciudad de México, para ser ejercidos de manera concurrente con recursos federales, se sujetarán a lo siguiente:

a) El porcentaje o monto que corresponda aportar a las entidades federativas y, en su caso, a los municipios o demarcaciones territoriales de la Ciudad de México, será establecido por las dependencias a cargo de los respectivos programas;

b) Dichos órdenes de gobierno deberán realizar las aportaciones de recursos que le correspondan en la cuenta específica respectiva, en un periodo que no deberá exceder de 20 días hábiles contados a partir de la recepción de los recursos federales. Los recursos federales deberán ser ministrados de acuerdo con el calendario establecido en los convenios y de ninguna manera podrá iniciar ministraciones después del mes de marzo.

Cumplido el plazo a que se refiere el párrafo anterior sin que se haya realizado la aportación de recursos locales, las entidades federativas y, en su caso, municipios o demarcaciones territoriales de la Ciudad de México, en casos debidamente justificados, podrán solicitar a la dependencia o entidad correspondiente una prórroga hasta por el mismo plazo a que se refiere el párrafo anterior;

c) La entidad federativa, municipio o demarcación territorial que se vea afectado por situaciones que obliguen al Ejecutivo Federal a emitir declaratorias de emergencia o de desastre natural, en los términos de la Ley General de Protección Civil, contará con una prórroga de 20 días hábiles adicionales para efectuar el depósito de las aportaciones que le correspondan, una vez publicada la declaratoria;

d) Las entidades federativas podrán cubrir hasta en dos exhibiciones durante el ejercicio fiscal su aportación a los programas concurrentes en materia educativa para todos los niveles, y

e) Las ministraciones de recursos federales podrán ser suspendidas cuando las entidades federativas y, en su caso, los municipios y demarcaciones territoriales de la Ciudad de México no aporten en los plazos previstos los recursos que les corresponden en las cuentas específicas;

V. La Secretaría de Educación Pública comunicará a las entidades federativas a más tardar el último día hábil del mes de marzo, el presupuesto para el subsidio para organismos descentralizados estatales que la Federación otorga, así como para los programas financiados con fondos concurrentes;

VI. En caso de que, en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, deban realizarse ajustes o adecuaciones al Presupuesto de Egresos durante el ejercicio fiscal, una vez que se realicen las compensaciones previstas en la misma y, en su caso, una vez utilizados los recursos de las reservas que correspondan en términos de dicha ley, los ajustes que fuera necesario realizar a los recursos federales distintos a los contenidos en la Ley de Coordinación Fiscal destinados a las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México, deberán efectuarse de manera proporcional a los demás ajustes al Presupuesto de Egresos, informando de tales ajustes o adecuaciones a la Cámara de Diputados;

VII. Los recursos federales vinculados con ingresos excedentes que, en los términos de los artículos 19, fracción IV, inciso d), de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y 12, sexto párrafo, de su Reglamento, tengan como destino la realización de programas y proyectos de inversión en infraestructura y equipamiento de las entidades federativas, se sujetarán a las disposiciones aplicables del Fideicomiso para la Infraestructura en los Estados (FIES). En el caso de los subsidios que tengan el mismo destino, la Secretaría deberá entregar los recursos a las entidades federativas de acuerdo con un calendario establecido y podrá emitir las disposiciones correspondientes para comprobación de los mismos en términos de los artículos 34 y 79 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria;

VIII. Las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México deberán enviar a la Secretaría, a través del sistema al que hace referencia el artículo 85 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria la información de las evaluaciones que lleven a cabo sobre recursos federales transferidos, en los términos de las disposiciones aplicables. La Secretaría deberá reportar dicha información en los Informes Trimestrales;

IX. El Consejo Nacional de Seguridad Pública aprobará a más tardar en el mes de enero, los criterios de distribución de los recursos de los fondos de ayuda federal para la seguridad pública a que se refiere el artículo 21 de la Constitución Política de los Estados Unidos Mexicanos, en términos de lo establecido en el artículo 142 de la Ley General del Sistema Nacional de Seguridad Pública.

Para efectos del párrafo anterior, se promoverá que, por lo menos, el 20 por ciento de los recursos previstos en el Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal (FORTAMUN), se destinen a la atención de necesidades directamente vinculadas con la seguridad pública.

El Consejo Nacional de Seguridad Pública, al aprobar los criterios para la distribución de los recursos de los fondos de ayuda federal que se otorguen a las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México para la seguridad pública, promoverá y vigilará que su aplicación se oriente al cumplimiento de los ejes estratégicos y programas con prioridad nacional definidos por dicho Consejo, así como que su erogación se realice dentro del presente ejercicio fiscal.

Para tales efectos, los convenios relativos a estos fondos establecerán mecanismos que contribuyan a agilizar la recepción y el ejercicio de los recursos que reciban las entidades federativas, los municipios y las demarcaciones territoriales de la Ciudad de México.

Dicho Consejo promoverá que, por lo menos, el 20 por ciento de los recursos del Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal (FASP) se distribuya entre los municipios y las demarcaciones territoriales de la Ciudad de México, conforme a criterios que integren el número de habitantes y el avance en la aplicación del Programa Estatal de Seguridad Pública en materia de profesionalización, equipamiento, modernización tecnológica e infraestructura.

Las entidades federativas, los municipios y las demarcaciones territoriales de la Ciudad de México, en el ejercicio de los recursos que les sean transferidos, a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios deberán alinear, en su caso, la aplicación de los recursos para implementar y operar el modelo de desarrollo y operación policial previsto en la ley de la materia, conforme a los ejes estratégicos aprobados por el Consejo Nacional de Seguridad Pública, y

X. Durante los primeros 10 días naturales del mes de febrero, las entidades federativas deberán enviar a la Secretaría, en forma impresa y en formato electrónico de base de datos, el calendario de distribución y montos que de los fondos a los que se refieren los artículos 35 y 36 de la Ley de Coordinación Fiscal correspondan para el ejercicio fiscal 2017 a sus municipios o demarcaciones territoriales, según corresponda.

Artículo 8. El presente Presupuesto de Egresos incluye la cantidad de $5,000,000,000 para el otorgamiento del subsidio para el fortalecimiento del desempeño en materia de seguridad pública a los municipios y demarcaciones territoriales de la Ciudad de México y en su caso, a las entidades federativas que ejerzan de manera directa o coordinada la función.

Los subsidios a que se refiere este artículo serán destinados para los conceptos y conforme a los lineamientos que establezca el Secretariado Ejecutivo del Sistema Nacional de Seguridad Pública en alineación con los programas con prioridad nacional definidos por el Consejo Nacional de Seguridad Pública, con el objeto de apoyar la profesionalización, la certificación y el equipamiento de los elementos policiales de las instituciones de seguridad pública. De manera complementaria, se podrán destinar al fortalecimiento tecnológico, de equipo e infraestructura de las instituciones de seguridad pública, así como a la prevención social de la violencia y la delincuencia, así como a la capacitación, entre otras, en materia de derechos humanos y de igualdad de género.

A más tardar el 25 de enero, el Secretariado Ejecutivo del Sistema Nacional de Seguridad Pública publicará en el Diario Oficial de la Federación los lineamientos a que se refiere el párrafo anterior, los cuales incluirán lo siguiente:

I. Los requisitos y procedimientos para la gestión, administración y evaluación de los recursos, mismos que establecerán, entre otros, los plazos para la solicitud y entrega de recursos, así como el porcentaje de participación que deberán cubrir los beneficiarios como aportación;

II. La fórmula de elegibilidad y distribución de recursos.

En dicha fórmula deberá tomarse en consideración, entre otros, el número de habitantes; el estado de fuerza de los elementos policiales; la eficiencia en el combate a la delincuencia; la incidencia delictiva en los municipios y demarcaciones territoriales y las características asociadas a los mismos, como son: destinos turísticos, zonas fronterizas, conurbados y aquellos afectados por su proximidad geográfica a otros con alta incidencia delictiva, y

III. La lista de municipios y demarcaciones territoriales beneficiarios del subsidio y el monto de asignación correspondiente a cada uno.

El Secretariado Ejecutivo del Sistema Nacional de Seguridad Pública deberá suscribir los convenios específicos de adhesión y sus anexos técnicos, con las entidades federativas y con los beneficiarios del subsidio, a más tardar el último día hábil de febrero.

En dichos convenios deberán preverse los términos de la administración de los recursos del subsidio con base en las siguientes modalidades:

a) Ejercicio directo de la función de seguridad pública en el municipio o demarcación territorial por la entidad federativa;

b) Ejercicio directo de la función de seguridad pública por el municipio, o

c) Ejercicio coordinado de la función de seguridad pública entre ambos.

En los casos de los incisos b) y c) deberá estipularse el compromiso de las entidades federativas de entregar el monto correspondiente de los recursos a los municipios o demarcaciones territoriales, incluyendo sus rendimientos financieros, a más tardar dentro de los 5 días hábiles posteriores a que aquéllas reciban los recursos de la Federación.

Los recursos a que se refiere este artículo se sujetarán a las disposiciones aplicables a los subsidios federales, incluyendo aquéllas establecidas en el artículo 7 de este Decreto.

Artículo 9. La Secretaría, a más tardar el 31 de enero, emitirá las disposiciones para la aplicación de los recursos de los siguientes fondos:

I. Fondo Regional. Este fondo tiene por objeto apoyar a las 10 entidades federativas con menor índice de desarrollo humano respecto del índice nacional, a través de programas y proyectos de inversión destinados a permitir el acceso de la población a los servicios básicos de educación y salud, mantener e incrementar el capital físico o la capacidad productiva, así como de infraestructura básica; mediante la construcción, rehabilitación y ampliación de infraestructura pública y su equipamiento.

Los recursos de este fondo se aplicarán a través del fideicomiso público sin estructura orgánica que determine la Secretaría. La aprobación de los proyectos de infraestructura propuestos por las entidades federativas estará a cargo de un comité, presidido por la Secretaría, que contará con la participación de las secretarías de Salud, de Desarrollo Social y de Educación Pública.

El 50 por ciento de los recursos del Fondo se destinará a los estados de Chiapas, Guerrero y Oaxaca, y el restante 50 por ciento a las siete entidades federativas con menor índice de desarrollo humano, en términos de las disposiciones que emita la Secretaría;

II. Fondo para la Accesibilidad en el Transporte Público para las Personas con Discapacidad. La asignación prevista se distribuirá conforme a lo señalado en el Anexo 20.1 de este Decreto, en los términos y condiciones que mediante convenio se determinen para tal efecto, y

III. Fondo de Capitalidad para la Ciudad de México. Este fondo tiene por objeto apoyar la Ciudad de México, en consideración a su condición de sede de los Poderes de la Unión y capital de los Estados Unidos Mexicanos, en términos del artículo 44 de la Constitución Política de los Estados Unidos Mexicanos.

Los recursos del Fondo de Capitalidad se podrán destinar para:

a) Infraestructura y equipamiento en materia de procuración de justicia, readaptación social, y protección civil y rescate, considerando la capacitación que al respecto requieran los servidores públicos que realicen actividades en dichas materias;

b) Inversión en infraestructura vial primaria, incluyendo su construcción, modernización, reconstrucción, ampliación, remodelación, mantenimiento, conservación, equipamiento y el servicio de alumbrado público que su operación requiera;

c) Inversión en infraestructura cultural, turística o de transporte público, incluyendo su construcción, modernización, reconstrucción, ampliación, remodelación, mantenimiento, conservación y equipamiento. En el caso de la infraestructura de transporte público, incluye la adquisición y renovación del equipo que la complemente, considerando el mantenimiento preventivo y correctivo que para su operación requiera;

d) Infraestructura, equipamiento y mantenimiento, en materia de vigilancia, que permita desarrollar y aplicar políticas públicas para la prevención del delito;

e) Inversión en materia ambiental, tal como mantenimiento de suelos de conservación, infraestructura hidráulica, y para el manejo integral de residuos sólidos (recolección, traslado y disposición final), incluyendo la adquisición del equipo correspondiente; e

f) Inversión en infraestructura y equipamiento de puntos de recaudación de impuestos locales, así como la inversión para el desarrollo, implementación, equipamiento y operación de estrategias que incrementen la recaudación de la Ciudad de México.

Se podrá destinar hasta el veinte por ciento de la totalidad de este Fondo para gastos de operación asociados a los programas y proyectos descritos en esta fracción.

La asignación prevista para los fondos a que se refieren las fracciones I y III se contempla en el Anexo 20, de este Decreto.

Del monto total asignado a cada uno de los fondos previstos en este artículo, la Secretaría podrá destinar hasta el 1 por ciento para la administración de los mismos, y transferirá a la Auditoría una cantidad equivalente al 1 al millar de los montos aprobados en cada uno de estos fondos, para su fiscalización.

Las entidades federativas que tengan asignados recursos para la ejecución de proyectos con cargo a estos fondos, serán responsables de la integración y veracidad de la información técnica que presenten a la Secretaría para la solicitud de los recursos correspondientes, así como de la aplicación, seguimiento, control, rendición de cuentas y transparencia de dichos recursos en términos de las disposiciones aplicables, sin perjuicio de las atribuciones que tengan conferidas las autoridades federales en materia de fiscalización. La información referida deberá estar disponible en la página de Internet del ejecutor de gasto o, en su caso, en otros medios accesibles a los ciudadanos.

En caso de incumplimiento de los plazos, términos y condiciones establecidos en las disposiciones aplicables, la Secretaría podrá suspender las ministraciones o reasignar dichos recursos a programas sociales y de inversión en infraestructura.

Artículo 10. Los recursos del Fondo para el Fortalecimiento de la Infraestructura Estatal y Municipal previstos en el Anexo 20.2 de este Decreto, se destinarán a las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México, a través del Ramo General 23 Provisiones Salariales y Económicas, y tendrán como finalidad la generación de infraestructura, principalmente, pavimentaciones de calles y avenidas, alumbrado público, drenaje y alcantarillado, mantenimiento de vías; construcción, rehabilitación y ampliación de espacios educativos, artísticos y culturales; construcción, ampliación y mejoramiento de los espacios para la práctica del deporte, entre otras acciones de infraestructura urbana y social, de conformidad con lo siguiente:

I. En el caso de las obras de infraestructura cuyos montos sean iguales o menores a diez millones de pesos, las entidades federativas, así como los municipios y demarcaciones territoriales de la Ciudad de México, que presenten la cédula del proyecto antes del último día del mes de marzo, podrán recibir el 50 por ciento de los recursos en el mes de abril y el otro 50 por ciento a más tardar en el mes de junio.

En el caso de solicitudes que se presenten después de la fecha señalada en el párrafo anterior, la ministración de los recursos se realizará en términos de los convenios que se suscriban para tal efecto.

En caso de incumplimiento de los plazos, términos y condiciones establecidos en las disposiciones aplicables, la Secretaría podrá suspender las ministraciones o reasignar dichos recursos a programas sociales y de inversión en infraestructura;

II. Las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México deberán enviar a la Secretaría, a través del sistema al que hace referencia el artículo 85 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la información de las evaluaciones que de conformidad con sus respectivos Programas Anuales de Evaluación, realicen sobre recursos federales con cargo al Fondo. La Secretaría deberá reportar dicha información en los Informes Trimestrales, y

III. Las entidades federativas, por conducto de la Secretaría de Finanzas o su equivalente, deberán hacer pública la información relativa a la fecha y el monto de las ministraciones de recursos que con cargo a este Fondo realicen a sus municipios o demarcaciones territoriales de la Ciudad de México, a través de sus respectivas páginas oficiales de Internet, dentro de los diez días naturales siguientes a que los recursos correspondientes hayan sido efectivamente depositados en las cuentas bancarias específicas de los municipios o demarcaciones, incluyendo el número de identificación de la transferencia. Asimismo, deberán remitir en el mismo plazo dicha información a la Secretaría.

La Secretaría deberá publicar en su portal de Internet, el desglose de la cartera presentada por las entidades federativas, los municipios y demarcaciones territoriales de la Ciudad de México; los montos, y la ubicación geográfica georreferenciada. Asimismo, deberá informar en dicho medio el avance financiero de los proyectos. La información anterior, deberá estar disponible, a su vez, en formato de datos abiertos.

Durante el ejercicio fiscal, cuando se presenten proyectos que, cumpliendo con el objeto del Fondo, se consideren viables y conforme a la disponibilidad presupuestaria, se podrán realizar adecuaciones presupuestarias para cubrirlos, en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y las disposiciones a que se refiere este artículo.

Artículo 11. Los recursos federales que se asignan en este Presupuesto de Egresos para el Fondo Metropolitano se distribuyen entre las zonas metropolitanas conforme a la asignación que se presenta en el Anexo 20.4 de este Decreto y se deberán aplicar, evaluar, rendir cuentas y transparentar en los términos de las disposiciones aplicables.

La Secretaría emitirá las disposiciones específicas que establecerán los criterios, requisitos y procedimientos para el otorgamiento de los recursos del Fondo.

Los recursos del Fondo Metropolitano se destinarán a estudios, planes, evaluaciones, programas, proyectos, acciones, obras de infraestructura y su equipamiento, en cualquiera de sus componentes, ya sean nuevos, en proceso, o para completar el financiamiento de aquéllos que no hubiesen contado con los recursos necesarios para su ejecución; los cuales demuestren ser viables y sustentables, orientados a promover la adecuada planeación del desarrollo regional, urbano, el transporte público y la movilidad no motorizada y del ordenamiento del territorio para impulsar la competitividad económica, la sustentabilidad y las capacidades productivas de las zonas metropolitanas, coadyuvar a su viabilidad y a mitigar su vulnerabilidad o riesgos por fenómenos naturales, ambientales y los propiciados por la dinámica demográfica y económica, así como a la consolidación urbana y al aprovechamiento óptimo de las ventajas competitivas de funcionamiento regional, urbano y económico del espacio territorial de las zonas metropolitanas.

Los estudios, planes, evaluaciones, programas, proyectos, acciones, obras de infraestructura y su equipamiento a los que se destinen los recursos federales del Fondo Metropolitano deberán estar relacionados directamente o ser resultado de la planeación del desarrollo regional y urbano, así como de los programas de ordenamiento de los asentamientos humanos en el territorio y los programas ya establecidos para la movilidad no motorizada, por lo que deberán guardar congruencia con el Plan Nacional de Desarrollo 2013-2018, el Programa Nacional de Infraestructura 2014-2018, así como con los programas en materia de desarrollo regional y urbano correspondientes, además de estar alineados con los planes estatales y municipales de desarrollo urbano y de los municipios comprendidos en la respectiva zona metropolitana.

Las decisiones sobre la asignación y aplicación de los recursos del Fondo Metropolitano las tomarán los gobiernos de los estados a través de su Consejo de Desarrollo Metropolitano y deberán sujetarse para su financiamiento a criterios objetivos de evaluación de costo y beneficio, así como de impacto metropolitano, económico, social y ambiental, de acuerdo con las disposiciones del Fondo Metropolitano y las demás aplicables, tomando en cuenta la movilidad no motorizada considerada en estudios, planes, evaluaciones, programas, proyectos, acciones, obras de infraestructura y su equipamiento, en cualquiera de sus componentes, ya sean nuevos o en proceso.

Para coadyuvar en la asignación, aplicación, seguimiento, evaluación, rendición de cuentas y transparencia de los recursos del Fondo Metropolitano, cada zona metropolitana deberá contar con un Consejo para el Desarrollo Metropolitano o un órgano equivalente que tendrá carácter estatal, donde las entidades federativas determinarán los mecanismos de participación de los municipios y un fideicomiso de administración e inversión, en los términos que se establezcan en este artículo, en las disposiciones del Fondo Metropolitano y en las demás aplicables.

El Consejo para el Desarrollo Metropolitano, o su equivalente, estará presidido por el gobernador o gobernadores e integrado por los representantes que señalen las disposiciones del Fondo Metropolitano. En el caso de zonas metropolitanas en territorio de dos o más entidades federativas la presidencia será rotativa y con duración de por lo menos un año, pudiendo acordar el establecimiento de una presidencia conjunta, en cuyo caso no tendrá término de duración.

Los municipios y las demarcaciones territoriales de la Ciudad de México, por conducto de sus representantes, podrán participar en las sesiones del Consejo para el Desarrollo Metropolitano postulando estudios, planes, evaluaciones, programas, proyectos, acciones, obras de infraestructura y su equipamiento, presentando iniciativas y propuestas en el marco del objeto y fines del Fondo Metropolitano, en términos de las disposiciones aplicables al Fondo.

Dicho Consejo deberá quedar instalado a más tardar el tercer mes del año de ejercicio, salvo cuando se trate del inicio de un nuevo mandato de gobierno estatal, en cuyo caso dispondrá de hasta 30 días naturales contados a partir de la fecha de toma de posesión del cargo.

Las entidades federativas deberán reportar trimestralmente el informe del destino y aplicación de los recursos, del avance físico y financiero y de la evaluación de los resultados alcanzados, a la Secretaría y a la Cámara de Diputados, en los términos del artículo 85 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y las demás disposiciones legales aplicables al Fondo Metropolitano.

Las entidades federativas que conforman cada zona metropolitana deberán publicar trimestralmente en sus páginas de Internet la información actualizada respecto de la autorización de la asignación de recursos del Fondo Metropolitano.

La Secretaría podrá destinar hasta el 1 por ciento del monto total asignado al Fondo, para la administración del mismo, y transferirá a la Auditoría una cantidad equivalente al 1 al millar del monto aprobado del Fondo, para su fiscalización.

Las Zonas Metropolitanas referidas en el Anexo 20.4, deberán destinar al menos el 15 por ciento de sus recursos aprobados para el desarrollo de infraestructura para transporte público y movilidad no motorizada, de conformidad con las disposiciones aplicables.

Artículo 12. Los recursos a que se refieren el Anexo 20.3 Proyectos de Desarrollo Regional se destinarán para inversión en las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México, quienes serán responsables de la integración y veracidad de la información contenida en los expedientes técnicos correspondientes, la aplicación, seguimiento, control, rendición de cuentas y transparencia de dichos recursos en términos de las disposiciones aplicables, sin perjuicio de las atribuciones que correspondan a las autoridades federales en materia de fiscalización. La información referida deberá estar disponible en la página de Internet del ejecutor de gasto, o a través de medios accesibles a los ciudadanos, según sea el caso.

Del costo total de cada obra de infraestructura, se podrá destinar hasta el 30 por ciento de los recursos para su equipamiento.

Artículo 13. Las entidades federativas y en su caso, municipios y demarcaciones territoriales de la Ciudad de México, que realicen proyectos de infraestructura con recursos del Ramo General 23 deberán reportar a la Secretaría, en los términos que ésta determine y a través del sistema al que hace referencia el artículo 85 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la información del contrato bajo el cual se realicen dichos proyectos, su ubicación geográfica, informes sobre sus avances y, en su caso, evidencias de conclusión. Las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México serán responsables de la veracidad de la información reportada.

TÍTULO TERCERO

DE LOS LINEAMIENTOS GENERALES PARA EL EJERCICIO FISCAL

CAPÍTULO I

Disposiciones Generales

Artículo 14. Las dependencias y entidades, conforme al sistema de compensación de créditos y adeudos a que se refiere el artículo 42 de la Ley de Tesorería de la Federación y sin exceder sus presupuestos autorizados, responderán de las cargas financieras que se causen por no cubrir oportunamente los adeudos no fiscales contraídos entre sí, las cuales se calcularán a la tasa anual que resulte de sumar 5 puntos porcentuales al promedio de la Tasa Interbancaria de Fondeo dada a conocer diariamente por el Banco de México, durante el mes inmediato anterior a la fecha del ciclo compensatorio.

La Secretaría, analizando los objetivos macroeconómicos y la situación de las finanzas públicas, podrá autorizar compensaciones presupuestarias entre dependencias y entidades, y entre estas últimas, correspondientes a sus ingresos y egresos, cuando las mismas cubran obligaciones entre sí derivadas de variaciones respecto de la Ley de Ingresos y este Presupuesto de Egresos en los precios y volúmenes de los bienes y servicios adquiridos por las mismas, siempre y cuando el importe del pago con cargo al presupuesto del deudor sea igual al ingreso que se registre en las distintas fracciones del artículo 1 de la Ley de Ingresos o, en su caso, que dicho importe no pueda cubrirse con ingresos adicionales de la entidad a consecuencia del otorgamiento de subsidios en los precios de los bienes o servicios por parte de la entidad deudora.

La Secretaría podrá autorizar compensaciones para el pago de obligaciones fiscales de ejercicios anteriores y sus accesorios, siempre que las mismas se realicen durante el presente ejercicio fiscal.

Los ingresos que se perciban por las operaciones a que se refiere este artículo no se considerarán para efectos del cálculo de los ingresos excedentes a que se refiere el artículo 19 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Artículo 15. Los recursos correspondientes a los subejercicios que no sean subsanados en el plazo que establece el artículo 23, último párrafo, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, así como el importe de los ahorros que se obtengan como resultado de la instrumentación de las medidas de austeridad y disciplina presupuestaria, serán reasignados a los programas sociales y de inversión en infraestructura previstos en este Presupuesto de Egresos, así como en los términos de lo dispuesto en el artículo 61 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, respectivamente. Al efecto, la Secretaría informará trimestralmente a la Cámara de Diputados, a partir del 1 de abril, sobre dichos subejercicios. En el caso de las economías generadas durante el ejercicio fiscal, éstas deberán canalizarse a los programas y Tomos aprobados en este Presupuesto de Egresos.

La determinación de los subejercicios se realizará conforme a los calendarios autorizados, en los términos del artículo 23 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Si al término de los 90 días establecidos en el artículo 23, último párrafo, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria los subejercicios no hubieran sido subsanados, la Secretaría informará a la Función Pública sobre dichos subejercicios, a fin de que ésta proceda en los términos de la fracción IX del artículo 114 de la ley antes señalada.

La Función Pública informará trimestralmente a la Cámara de Diputados y a la Auditoría sobre las denuncias y las acciones realizadas en contra de los servidores públicos a que hace referencia el párrafo anterior.

Al término de dicho plazo, la Comisión del ramo de la Cámara de Diputados emitirá una opinión sobre los subejercicios informados.

CAPÍTULO II

De las disposiciones de austeridad, ajuste del gasto corriente, mejora y modernización de la gestión pública

Artículo 16. Las dependencias y entidades se sujetarán a las disposiciones de austeridad, ajuste del gasto corriente, mejora y modernización de la gestión pública que se establezcan en los términos del Título Tercero, Capítulo IV, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, y en las demás disposiciones aplicables, las cuales deberán prever como mínimo:

I. No crear plazas, salvo que se cuente con la previsión presupuestaria aprobada para tal fin en este Presupuesto de Egresos, así como aquéllas que sean resultado de reformas jurídicas.

Las plazas de investigadores y personal técnico de investigación que se creen a partir de los recursos que tenga aprobados el Ramo Administrativo 38 para este fin, se concursarán bajo los lineamientos que para tal efecto apruebe la Junta de Gobierno del Consejo Nacional de Ciencia y Tecnología. El personal contratado en términos del párrafo anterior podrá prestar servicios de investigación y docencia en las instituciones educativas y de investigación, según se determine en los lineamientos referidos y en las disposiciones jurídicas aplicables, manteniendo la relación laboral con el Consejo Nacional de Ciencia y Tecnología;

II. Los incrementos que, en su caso, se otorguen a los servidores públicos, se sujetarán a los recursos aprobados en los Anexos 7 y 24 de este Decreto y tendrán como objetivo exclusivamente mantener el poder adquisitivo respecto del año 2016;

III. La adquisición y los arrendamientos de inmuebles procederán exclusivamente cuando no se cuente con bienes nacionales aptos para cubrir las necesidades correspondientes y previo análisis costo beneficio.

El Instituto de Administración y Avalúos de Bienes Nacionales continuará las acciones para el mejor uso y aprovechamiento inmobiliario que considere, entre otras acciones, la puesta a disposición de inmuebles desaprovechados, mismos que podrán ser utilizados para resolver necesidades de otras instituciones públicas o, en su defecto, para su desincorporación y enajenación. Para tal efecto, dicho Instituto actualizará el programa de trabajo de aprovechamiento inmobiliario federal mismo que deberá publicarse en su portal de Internet, así como podrá realizar verificaciones a los inmuebles que así considere, previo aviso a la institución pública de que se trate. Las acciones derivadas del programa deberán sujetarse al presupuesto aprobado para las dependencias y entidades;

IV. La remodelación de oficinas se limitará, de acuerdo con el presupuesto aprobado para tal efecto, a aquéllas que sean estructurales y no puedan postergarse, las que impliquen una ocupación más eficiente de los espacios en los inmuebles y generen ahorros en el mediano plazo, las que se destinen a reparar daños provenientes de casos fortuitos, así como las que tengan por objeto mejorar y hacer más accesible y eficiente la atención al público;

V. No procederá la adquisición de vehículos, salvo aquéllos que resulten indispensables para destinarse en forma exclusiva al uso oficial, aquéllos que presten directamente servicios públicos a la población, los necesarios para actividades de seguridad pública y nacional, o para las actividades productivas;

VI. Se realizará la contratación consolidada de materiales y suministros; servicios, incluyendo telefonía, mantenimiento de bienes muebles e inmuebles, fotocopiado, vigilancia, boletos de avión, vales de despensa, medicamentos, seguros sobre personas y bienes, entre otros, siempre y cuando se asegure la obtención de ahorros y de las mejores condiciones para el Estado en cuanto a calidad, precio y oportunidad disponibles.

Adicionalmente, se utilizará la modalidad de ofertas subsecuentes de descuentos en las licitaciones públicas que se realicen cuando los bienes a adquirir o servicios por contratar satisfagan los requisitos y condiciones que establece la normatividad en la materia y se asegure con ello la obtención de las mejores condiciones para el Estado;

VII. Las dependencias y entidades que tengan contratadas pólizas de seguros sobre personas y bienes deberán llevar a cabo las acciones necesarias para incorporarse a las pólizas institucionales coordinadas por la Secretaría, siempre y cuando dicha incorporación represente una reducción en el gasto global y que se mantengan o mejoren las condiciones contratadas en la póliza, y

VIII. La Secretaría podrá establecer mecanismos financieros de cobertura de riesgos para atender obligaciones contingentes relacionadas con bienes culturales de las dependencias y entidades, considerando las asignaciones con las que cuenten para tal fin, así como de aquellas obras de arte que ingresen al territorio nacional para su exhibición al público en general.

Las dependencias y entidades proporcionarán a la Secretaría, en los términos que ésta determine, la información relacionada con los contratos que impliquen la erogación de recursos públicos, la cual será pública, en formato de datos abiertos, a través del Portal de Transparencia Presupuestaria. Para ello, la Función Pública se coordinará con la Secretaría para integrar la información que al respecto contenga el sistema CompraNet.

La Secretaría podrá determinar las modalidades específicas de aplicación de las medidas de austeridad, disciplina presupuestaria y modernización en casos excepcionales, para las dependencias y entidades que sean objeto de reformas jurídicas, de nueva creación o cuando se realicen modificaciones a su estructura programática.

Los Poderes Legislativo y Judicial, así como los entes autónomos, deberán implantar medidas equivalentes a las aplicables en las dependencias y entidades, respecto de la reducción del gasto destinado a las actividades administrativas y de apoyo y del presupuesto regularizable de servicios personales, para lo cual publicarán en el Diario Oficial de la Federación y en sus respectivas páginas de Internet, a más tardar el último día hábil del mes de febrero, sus respectivos lineamientos y el monto correspondiente a la meta de ahorro. Asimismo, reportarán en los Informes Trimestrales las medidas que hayan adoptado y los montos de ahorros obtenidos. Dichos reportes serán considerados por la Comisión de Presupuesto y Cuenta Pública de la Cámara de Diputados en el proceso de análisis y aprobación de las erogaciones correspondientes al Presupuesto de Egresos para el siguiente ejercicio fiscal.

La Secretaría reportará en los informes trimestrales las variaciones en el gasto corriente estructural.

Artículo 17. Los Poderes Legislativo y Judicial, los entes autónomos, así como las dependencias y entidades, podrán destinar recursos presupuestarios para actividades de comunicación social, a través de la radio y la televisión, siempre y cuando privilegien y hayan solicitado en primera instancia los tiempos que por ley deben poner a disposición del Estado las empresas de comunicación que operan al amparo de concesiones federales para el uso, aprovechamiento o explotación de bienes del dominio directo de la Nación, y dichos tiempos no estuvieran disponibles en los espacios y tiempos solicitados.

No podrán realizarse erogaciones en comunicación social en las entidades federativas en donde se lleven a cabo elecciones, durante el tiempo que comprendan las campañas electorales y hasta la conclusión de la jornada comicial. Sólo podrán realizarse erogaciones en los tiempos a que se refiere el párrafo anterior, en los casos de excepción previstos en la Constitución Política de los Estados Unidos Mexicanos y en la legislación en la materia.

El Ejecutivo Federal, a través de la Secretaría de Gobernación, observando lo dispuesto en el párrafo primero de este artículo, supervisará la administración y distribución de los tiempos fiscales cubiertos por las empresas de comunicación que operan mediante concesión federal. Dicha distribución se realizará en la proporción siguiente: 40 por ciento al Poder Ejecutivo Federal; 30 por ciento al Poder Legislativo, tiempos que se distribuirán en partes iguales a la Cámara de Diputados y a la Cámara de Senadores; 10 por ciento al Poder Judicial, y 20 por ciento a los entes autónomos.

La Secretaría de Gobernación dará seguimiento a la utilización de los tiempos fiscales. Asimismo, estará facultada para reasignar estos tiempos cuando no hubieren sido utilizados con oportunidad o se encuentren subutilizados, de conformidad con las disposiciones generales que al efecto emita. Las reasignaciones se ajustarán a la proporción prevista en este artículo.

Con base en lo anterior, la Secretaría de Gobernación informará bimestralmente a la Cámara de Diputados sobre la utilización de los tiempos fiscales, así como sobre las reasignaciones que, en su caso, realice.

La Secretaría de Gobernación autorizará las estrategias y programas de comunicación social, y registrará los gastos derivados de las partidas relativas a difusión de mensajes sobre programas y actividades gubernamentales; difusión de mensajes comerciales para promover la venta de productos o servicios; e información en medios masivos derivada de la operación y administración de las dependencias y entidades, de conformidad con las disposiciones generales que para tal efecto publique en el Diario Oficial de la Federación.

Todas las erogaciones que conforme a este artículo realicen las entidades deberán ser autorizadas por el órgano de gobierno respectivo o su equivalente.

Durante el ejercicio fiscal no podrán realizarse ampliaciones, traspasos de recursos de otros capítulos o conceptos de gasto, al concepto de gasto correspondiente a servicios de comunicación social y publicidad de los respectivos presupuestos, ni podrán incrementarse dichos conceptos de gasto, salvo cuando se trate de mensajes para atender situaciones de carácter contingente, se requiera para promoción comercial de las entidades para que generen mayores ingresos, tengan como propósito promover a México como destino turístico en el extranjero y los que deriven de los ingresos excedentes que obtenga el Instituto Nacional de Migración para mejorar los servicios migratorios. En dichos supuestos, los ejecutores de gasto deberán obtener de la Secretaría de Gobernación la autorización del programa de comunicación social o bien de la modificación respectiva, para lo cual señalarán el costo y su fuente de financiamiento y, posteriormente, deberán realizar el trámite de adecuación presupuestaria ante la Secretaría.

La Secretaría de Gobernación informará a la Cámara de Diputados, dentro de los 10 días naturales siguientes a la fecha en la que las dependencias y entidades cuenten con los recursos autorizados, sobre las razones que justifican la ampliación, traspaso o incremento de recursos, así como sobre su cuantía y modalidades de ejercicio.

El Ejecutivo Federal, por conducto de la Secretaría de Gobernación, remitirá a la Cámara de Diputados, en forma impresa y en formato electrónico de texto modificable de base de datos, la relación de todos los programas y campañas de comunicación social, relativos a la partida de difusión de mensajes sobre programas y actividades gubernamentales, desglosadas por dependencias y entidades, así como la programación de las erogaciones destinadas a sufragarlos. Asimismo, deberá contener la descripción de las fórmulas, modalidades y reglas para la asignación de tiempos oficiales. Dicho informe deberá presentarse una vez autorizados los programas de comunicación correspondientes.

Los programas y campañas de comunicación social se ejecutarán con arreglo a las siguientes bases:

I. Los tiempos a que se refiere el presente artículo sólo podrán destinarse a actividades de difusión, información o promoción de los programas y acciones de los Poderes Legislativo y Judicial, los entes autónomos, y dependencias o entidades, así como a las actividades análogas que prevean las disposiciones aplicables;

II. Las dependencias y entidades no podrán convenir el pago de créditos fiscales, ni de cualquier otra obligación de pago a favor de la dependencia o entidad, a través de la prestación de servicios de publicidad, impresiones, inserciones y demás actividades en materia de comunicación social. Los medios de difusión del sector público podrán convenir con los del sector privado la prestación recíproca de servicios de publicidad;

III. Las erogaciones realizadas en materia de comunicación social se acreditarán únicamente con órdenes de transmisión para medios electrónicos, con órdenes de inserción para medios impresos y con órdenes de servicio para medios complementarios. En todos los casos se deberá especificar la tarifa convenida, concepto, descripción del mensaje, destinatarios, cobertura geográfica, circulación certificada y pautas de difusión en relación con el medio de comunicación que corresponda;

IV. Los Poderes Legislativo y Judicial, los entes autónomos, así como las dependencias y entidades, previo a la contratación de servicios de producción, espacios en radio y televisión comerciales, deberán atender la información de los medios sobre cobertura geográfica, audiencias, programación y métodos para medición de audiencias, así como su capacidad técnica para la producción, postproducción y copiado. La Secretaría de Gobernación dará seguimiento a la inclusión de los medios públicos en los programas y campañas de comunicación social y publicidad de las dependencias y entidades;

V. La publicidad que adquieran las dependencias y entidades para la difusión de sus programas que otorguen subsidios o beneficios directos a la población deberá incluir, claramente visible y audible, la siguiente leyenda: "Este programa es público, ajeno a cualquier partido político. Queda prohibido el uso para fines distintos a los establecidos en el programa". En los casos de los programas de desarrollo social únicamente deberá incluirse la leyenda establecida en el artículo 28 de la Ley General de Desarrollo Social.

Para lo anterior, deberán considerarse las características de cada medio. En ningún caso los partidos políticos podrán emplear o referir estos programas en su propaganda, y

VI. Los Poderes Ejecutivo, Legislativo y Judicial, los entes autónomos, así como las dependencias y entidades harán uso de la Lengua de Señas Mexicanas por medio de un intérprete, subtítulos o, en su caso, tecnologías que permita el acceso a los contenidos de campañas en televisión a las personas con discapacidad auditiva.

La Secretaría de Gobernación informará bimestralmente a la Cámara de Diputados sobre la ejecución de los programas y campañas relativos a la partida de difusión de mensajes sobre programas y actividades gubernamentales. Dichos informes deberán contener, al menos, lo siguiente: monto total erogado por dependencia y entidad, empresas prestadoras de los servicios y tiempos contratados, así como un reporte del uso de los tiempos fiscales y de estado.

La Función Pública, a través del Sistema de Comunicación Social dará seguimiento al registro que realicen las dependencias y entidades sobre las erogaciones en materia de comunicación y publicidad, con la finalidad de que se lleven a cabo de manera oportuna y actualizada en el Sistema, en términos de las disposiciones aplicables.

El gasto en comunicación social aprobado en este Presupuesto de Egresos deberá destinarse, al menos, en un 5 por ciento a la contratación en medios impresos, conforme a las disposiciones aplicables.

CAPÍTULO III

De los servicios personales

Artículo 18. Los recursos previstos en los presupuestos de las dependencias y entidades en materia de servicios personales y, en su caso, en los ramos generales, incorporan la totalidad de las previsiones para sufragar las erogaciones correspondientes a las medidas salariales y económicas, y se sujetarán a lo siguiente:

I. Los incrementos a las percepciones se determinarán, conforme a:

a) La estructura ocupacional autorizada;

b) Las plazas registradas en el sistema de administración de nómina y demás elementos previstos en el caso del artículo 27-A de la Ley de Coordinación Fiscal y del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, para el caso del Fondo de Aportaciones para la Nómina Educativa y Gasto Operativo;

c) La plantilla de personal, tratándose del Fondo de Aportaciones para los Servicios de Salud (FASSA), y

d) Las plantillas de personal, tratándose del Fondo de Aportaciones para la Educación Tecnológica y de Adultos (FAETA); adicionalmente, en el caso de los servicios de educación para adultos, en los términos de la Ley de Coordinación Fiscal.

Las previsiones para el incremento a las percepciones, a que se refieren los Anexos 7 y 24 de este Decreto, incluyen la totalidad de los recursos para categorías y personal de confianza y sindicalizado, por lo que no deberá utilizarse la asignación prevista a un grupo para favorecer a otro;

II. En el presente ejercicio fiscal en las dependencias y entidades no se crearán plazas en nivel alguno con excepción de los casos previstos en el artículo 16, fracción I, de este Decreto;

III. Las previsiones a que se refiere el Anexo 24 de este Decreto incluyen los recursos para la educación tecnológica y de adultos correspondientes a aquellas entidades federativas que no han celebrado los convenios establecidos en el artículo 42 de la Ley de Coordinación Fiscal. Una vez que dichas entidades celebren los convenios respectivos, dichos recursos serán entregados a éstas a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios;

IV. Los recursos del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, incluyen las previsiones para cubrir:

a) Las medidas salariales y económicas correspondientes al fondo previsto en los artículos 26, 26-A, 27 y 27-A de la Ley de Coordinación Fiscal y al Fondo para la Educación Tecnológica y de Adultos (FAETA), que serán cubiertas a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios;

b) Las medidas económicas que se requieran para la cobertura y el mejoramiento de la calidad del sistema educativo. Asimismo, las previsiones para incrementos a las percepciones incluyen las correspondientes a los sistemas de desarrollo profesional que, en su caso, correspondan en los términos de la ley de la materia, y

c) Las plazas que sean creadas con cargo a los recursos establecidos en el rubro de previsiones salariales y económicas del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, para su aplicación a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, de acuerdo con la normatividad aplicable, y

V. Las previsiones incluidas en el Fondo de Aportaciones para los Servicios de Salud (FASSA), incluyen los recursos para cubrir aquellas medidas económicas que se requieran para la cobertura y el mejoramiento de la calidad del sistema de salud.

Las dependencias y entidades reportarán en los Informes Trimestrales el impacto de los incrementos salariales en el presupuesto regularizable.

Artículo 19. Las remuneraciones autorizadas a los servidores públicos de la Federación se detallan en el Anexo 23 de este Decreto y en el Tomo IX de este Presupuesto de Egresos, conforme a lo dispuesto en el artículo 127 de la Constitución Política de los Estados Unidos Mexicanos:

I. Las remuneraciones se integran, conforme a lo dispuesto en la referida disposición constitucional y en el artículo 2, fracciones XXXIII, XXXIV y XLVI, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, con la suma de la totalidad de percepciones ordinarias y extraordinarias que perciben los servidores públicos de la Federación.

Las percepciones ordinarias incluyen la totalidad de los elementos fijos de la remuneración. Las percepciones extraordinarias consideran los elementos variables de dicha remuneración, la cual sólo podrá cubrirse conforme a los requisitos y la periodicidad establecidos en las disposiciones aplicables.

Las contribuciones a cargo de los servidores públicos que se causen por las percepciones señaladas en el párrafo anterior, forman parte de su remuneración;

II. La remuneración total anual autorizada al Presidente de la República y los tabuladores de remuneraciones para la Administración Pública Federal se presentan en el Anexo 23.1. de este Decreto, conforme a lo siguiente:

a) Los límites mínimos y máximos de percepciones ordinarias netas mensuales para los servidores públicos de la Administración Pública Federal, las cuales incluyen la suma de la totalidad de pagos fijos, en efectivo y en especie, se presentan en el Anexo 23.1.1. de este Decreto y comprenden los conceptos que a continuación se señalan con sus respectivos montos, una vez realizada la retención de impuestos correspondiente:

i. Los montos correspondientes a sueldos y salarios, y

ii. Los montos correspondientes a las prestaciones.

Los montos presentados en dicho Anexo no consideran los incrementos salariales que, en su caso, se autoricen para el presente ejercicio fiscal, las repercusiones que se deriven de la aplicación de las disposiciones de carácter fiscal, ni las adecuaciones a la curva salarial del tabulador;

b) Los montos máximos de percepciones extraordinarias que perciban los servidores públicos de la Administración Pública Federal que, conforme a las disposiciones aplicables, tengan derecho a percibirlas, se detallan en el Anexo 23.1.2. de este Decreto.

En aquellos puestos de personal civil y militar de las dependencias cuyo desempeño ponga en riesgo la seguridad o la salud del servidor público de mando, podrá otorgarse la potenciación del seguro de vida institucional, y un pago extraordinario por riesgo hasta por el 30 por ciento sobre la percepción ordinaria mensual, por concepto de sueldos y salarios. Lo anterior, conforme a los límites establecidos en el Anexo 23.1.2. de este Decreto y a las disposiciones que para tal efecto emita la Función Pública, la cual evaluará la gravedad del riesgo y determinará el porcentaje del pago extraordinario en función del riesgo y, en su caso, autorizará el pago, previo dictamen favorable de la Secretaría en el ámbito presupuestario, y

c) La remuneración total anual autorizada al Presidente de la República para el ejercicio fiscal de 2017 se incluye en el Anexo 23.1.3. de este Decreto, en cumplimiento a lo dispuesto en la Base II del artículo 127 de la Constitución Política de los Estados Unidos Mexicanos;

III. La remuneración total anual autorizada a la máxima representación de los ejecutores de gasto que a continuación se indican y los tabuladores correspondientes a las percepciones ordinarias y extraordinarias de los servidores públicos de dichos ejecutores de gasto, conforme a lo dispuesto en la fracción I de este artículo, se presentan en los siguientes Anexos de este Decreto:

a) Anexo 23.2. Ramo 01: Cámara de Senadores;

b) Anexo 23.3. Ramo 01: Cámara de Diputados;

c) Anexo 23.4. Ramo 01: Auditoría Superior de la Federación;

d) Anexo 23.5. Ramo 03: Suprema Corte de Justicia de la Nación;

e) Anexo 23.6. Ramo 03: Consejo de la Judicatura Federal;

f) Anexo 23.7. Ramo 03: Tribunal Electoral del Poder Judicial de la Federación;

g) Anexo 23.8. Ramo 22: Instituto Nacional Electoral;

h) Anexo 23.9. Ramo 35: Comisión Nacional de los Derechos Humanos;

i) Anexo 23.10. Ramo 41: Comisión Federal de Competencia Económica;

j) Anexo 23.11. Ramo 42: Instituto Nacional para la Evaluación de la Educación;

k) Anexo 23.12. Ramo 43: Instituto Federal de Telecomunicaciones;

l) Anexo 23.13. Ramo 44: Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales, y

m) Anexo 23.14. Ramo 40: Instituto Nacional de Estadística y Geografía, y

IV. El desglose de las percepciones por ejecutor de gasto, se presenta en el Tomo IX de este Presupuesto de Egresos.

Las dependencias y entidades podrán modificar las percepciones ordinarias de los puestos conforme a las disposiciones aplicables, sujetándose a los límites máximos establecidos en el Anexo 23.1., del presente Decreto, previa autorización y registro presupuestario en los términos de las disposiciones aplicables. Asimismo, podrán efectuarse ajustes en la composición de las percepciones ordinarias por concepto de sueldos y salarios, siempre y cuando no se incremente el monto mensual previsto en dicho Anexo para el puesto correspondiente, y no se aumente su presupuesto regularizable de servicios personales.

Las entidades que cuenten con planes de compensación acordes con el cumplimiento de las expectativas de aumento en el valor agregado, podrán determinar las percepciones aplicables, sin generar costos adicionales y siempre que dichos planes sean autorizados por la Secretaría en lo que se refiere a que el presupuesto total de la entidad no se incremente y no se afecten negativamente los objetivos y metas de sus programas, y por lo que se refiere a la Función Pública en cuanto a la congruencia del plan de compensación con la política de planeación y administración de personal de la Administración Pública Federal.

Ningún servidor público podrá recibir emolumentos extraordinarios, sueldos, compensaciones o gratificaciones por participar en consejos, órganos de gobierno o equivalentes en las dependencias y entidades o comités técnicos de fideicomisos públicos o análogos a éstos.

El Ramo Administrativo 02 Oficina de la Presidencia de la República, a que se refiere el Anexo 1, inciso B, de este Decreto, incluye los recursos para cubrir las compensaciones de quienes han desempeñado el cargo de Titular del Ejecutivo Federal o, a falta de éste, a quien en términos de las disposiciones aplicables sea su beneficiario, las que no podrán exceder el monto que se cubre al primer nivel salarial del puesto de Secretario de Estado, así como aquéllas correspondientes al personal de apoyo que tengan asignado, de conformidad con las disposiciones aplicables y con sujeción a los términos de este artículo. Asimismo, incluye los recursos que se asignan a la compensación que se otorga al personal militar del Estado Mayor Presidencial. Las remuneraciones del personal civil de apoyo deberán reportarse en los Informes Trimestrales y serán públicas en los términos de la legislación en materia de transparencia y acceso a la información pública gubernamental.

Los ejecutores de gasto público federal publicarán en sus respectivas páginas de Internet, de manera permanente, y reportarán en la Cuenta Pública, los tabuladores y las remuneraciones que se cubren a los servidores públicos a su cargo y, en los casos correspondientes, al personal militar; personal de enlace; así como personal operativo de base y confianza, y categorías, especificando los elementos fijos y variables, tanto en efectivo como en especie.

Los Poderes Legislativo y Judicial, las dependencias y entidades, así como los entes autónomos, deberán abstenerse de cubrir cualquier tipo de estímulo, pago o compensación especial a los servidores públicos a su servicio, con motivo del término de su encargo, o bien por el término de la administración correspondiente.

Artículo 20. Los servidores públicos de mando y personal de enlace de las dependencias y entidades sólo podrán percibir las prestaciones establecidas en el manual a que se refiere el artículo 66 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria. Asimismo, las dependencias y entidades no podrán destinar recursos para cubrir prestaciones en adición a aquéllos previstos en el gasto de servicios personales aprobado en este Presupuesto de Egresos.

Los titulares de las entidades informarán a la Cámara de Diputados, así como a la Secretaría y a la Función Pública, sobre los resultados obtenidos en los procesos de revisión de las condiciones generales de trabajo, de los contratos colectivos de trabajo y de las revisiones de salario que, en su caso, realicen en el presente ejercicio fiscal. Dichos informes, incluyendo el reporte sobre el cumplimiento de lo dispuesto en el artículo 65, fracción XII, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, serán presentados, a más tardar a los 10 días hábiles posteriores a la conclusión de dichas negociaciones.

Las dependencias y entidades enviarán informes a la Secretaría con el detalle de todas las prestaciones que perciben los servidores públicos a su cargo, así como el gasto total destinado al pago de las mismas en el periodo correspondiente, a fin de que se incluyan en los Informes Trimestrales.

Artículo 21. Las dependencias y entidades observarán las siguientes disposiciones en materia de servicios personales:

I. Solicitarán autorización presupuestaria de la Secretaría, respecto de sus tabuladores, para dar cumplimiento a lo dispuesto en la Base V del artículo 127 de la Constitución Política de los Estados Unidos Mexicanos;

II. Los pagos retroactivos por ocupación de plazas, cuando procedan, solo podrán comprender hasta 45 días naturales anteriores a la fecha en que el servidor público correspondiente reciba su nombramiento. Lo anterior, siempre y cuando se acredite fehacientemente la asistencia y desempeño del servicio durante dicho periodo en la plaza respectiva, y

III. Podrán traspasarse las plazas necesarias de las dependencias y entidades, que con motivo de una reestructura en la Administración Pública Federal, derivada de una reforma legal o a ordenamientos de carácter administrativo, asuman funciones de aquéllas que se transformen, compacten, eliminen o sean creadas, para lo cual se deberá contar con la autorización presupuestaria de la Secretaría, conforme al mecanismo presupuestario que establezca para dichos fines.

Artículo 22. La Secretaría podrá establecer un mecanismo para cubrir una compensación económica a los servidores públicos por la terminación de la relación laboral como consecuencia de reestructuraciones a la Administración Pública Federal; la desincorporación de entidades; la cancelación de plazas, o la eliminación de unidades administrativas de las dependencias o entidades, en los términos de las disposiciones específicas que, al efecto, emita la propia Secretaría.

Dichas disposiciones específicas establecerán, entre otros aspectos, los montos de la compensación económica, los cuales se podrán cubrir con recursos del Ramo General 23 Provisiones Salariales y Económicas o conforme al mecanismo presupuestario y de pago que se determine; los tipos de personal que podrán acogerse al mismo, considerando no afectar la prestación de servicios públicos; así como el procedimiento que deberán seguir las dependencias y entidades correspondientes para su aplicación.

Artículo 23. Los Poderes Legislativo y Judicial y los entes autónomos deberán publicar en el Diario Oficial de la Federación, a más tardar el último día hábil del mes de febrero, el manual que regule las remuneraciones para los servidores públicos a su servicio, incluyendo a los Diputados y Senadores al Congreso de la Unión; Ministros de la Suprema Corte de Justicia de la Nación; Magistrados y Jueces del Poder Judicial y Consejeros de la Judicatura Federal; Presidentes y miembros de los órganos de gobierno de los entes autónomos; así como a los demás servidores públicos; en el que se proporcione la información completa y detallada relativa a las remuneraciones que se cubran para cada uno de los niveles jerárquicos que los conforman.

Adicionalmente, deberán publicar en el Diario Oficial de la Federación, en la fecha antes señalada, la estructura ocupacional que contenga la integración de los recursos aprobados en el capítulo de servicios personales, con la desagregación de su plantilla total, incluidas las plazas a que se refiere el párrafo anterior, junto con las del personal operativo, eventual y el contratado bajo el régimen de honorarios, en el que se identifiquen todos los conceptos de pago y aportaciones de seguridad social que se otorguen con base en disposiciones emitidas por sus órganos competentes, así como la totalidad de las plazas vacantes con que cuenten a dicha fecha.

En tanto no se publiquen en el Diario Oficial de la Federación las disposiciones y la estructura ocupacional a que se refieren los párrafos anteriores de este artículo, no procederá el pago de estímulos, incentivos, reconocimientos o gastos equivalentes a los mismos.

CAPÍTULO IV

De la igualdad entre Mujeres y Hombres

Artículo 24. En cumplimiento a la Ley General para la Igualdad entre Mujeres y Hombres, la Ley General de Acceso de las Mujeres a una Vida Libre de Violencia, las estrategias transversales del Plan Nacional de Desarrollo 2013-2018 y el Programa Nacional para la Igualdad de Oportunidades y no Discriminación contra las Mujeres 2013- 2018, el Ejecutivo Federal impulsará, de manera transversal, la igualdad sustantiva entre mujeres y hombres a través de la incorporación de la perspectiva de igualdad entre mujeres y hombres en el diseño, elaboración, aplicación, seguimiento y evaluación de resultados de los programas de la Administración Pública Federal. Para tal efecto, las dependencias y entidades deberán considerar lo siguiente:

I. Incorporar la igualdad entre mujeres y hombres y reflejarla en la matriz de indicadores para resultados de los programas bajo su responsabilidad;

II. Identificar y registrar la población objetivo y la atendida por dichos programas, diferenciada por sexo, grupo de edad, discapacidad, en su caso, región del país, entidad federativa, municipio o demarcación territorial de la Ciudad de México, y población indígena en los sistemas que disponga la Secretaría y en los padrones de beneficiarias y beneficiarios que correspondan;

III. Fomentar la igualdad entre mujeres y hombres en el diseño y la ejecución de programas en los que, aun cuando no estén dirigidos a mitigar o solventar desigualdades de género, se puedan identificar de forma diferenciada los beneficios específicos para mujeres y hombres;

IV. Establecer o consolidar en los programas bajo su responsabilidad, las metodologías de evaluación y seguimiento que generen información relacionada con indicadores para resultados con igualdad entre mujeres y hombres, y

V. Incorporar la perspectiva de género en las evaluaciones de los programas, con los criterios que emitan el Instituto Nacional de las Mujeres, la Secretaría y el Consejo Nacional de Evaluación de la Política de Desarrollo Social.

Las acciones contenidas en las fracciones anteriores serán obligatorias en lo relativo a los programas y acciones incorporadas en el Anexo 13 del presente Decreto y para los demás programas federales que correspondan.

Las dependencias y entidades que tengan a su cargo programas para mujeres y la igualdad de género, así como las entidades federativas y municipios que reciban recursos etiquetados incluidos en el Anexo 13 de este Decreto, deberán suscribir los convenios respectivos durante el primer trimestre, así como informar sobre los resultados de los mismos, los publicarán y difundirán para darlos a conocer a la población e informarle, en las lenguas nacionales reconocidas por la Ley General de Derechos Lingüísticos de los Pueblos Indígenas existentes en la entidad federativa, sobre los beneficios y requisitos para acceder a ellos, en los términos de la normativa aplicable.

Para el seguimiento de los recursos destinados a las mujeres y a la igualdad de género, todo programa federal que contenga padrones de beneficiarias y beneficiarios, además de reflejar dicho enfoque en su matriz de indicadores para resultados, generará información de manera desagregada, al menos por sexo y entidad federativa.

Las dependencias y entidades con presupuesto asignado dentro del Anexo 13, que realicen estudios y generen bases de datos o levantamientos de encuestas, deberán hacer públicos sus resultados en sus portales institucionales con el propósito de poder realizar evaluaciones y análisis posteriores. Las dependencias y entidades responsables de la coordinación de los programas contenidos en el Anexo 13 del presente Decreto informarán trimestralmente a través del sistema de información desarrollado por la Secretaría, y en el Sistema de Evaluación de Desempeño en los términos y plazos establecidos en las disposiciones respectivas, sobre los aspectos presupuestarios de los programas y los resultados alcanzados en materia de mujeres e igualdad de género, medidos a través de los indicadores y sus metas contenidos en la matriz respectiva. Asimismo, se detallarán los aspectos por cada programa presupuestario, contenido en el Anexo mencionado, la población objetivo y atendida, los indicadores utilizados, la programación y el avance en el ejercicio de los recursos.

La Secretaría presentará en los Informes Trimestrales los avances financieros y programáticos que le envíe el Instituto Nacional de las Mujeres con base en la información que a éste le proporcionen las dependencias y entidades responsables de los programas a través del sistema indicado en el párrafo anterior.

El Instituto Nacional de las Mujeres remitirá el informe mencionado anteriormente a la Cámara de Diputados, a más tardar a los 30 días naturales de concluido el trimestre que corresponda. Asimismo, deberá poner dicho informe a disposición del público en general a través de su página de Internet, en la misma fecha en que se publiquen los Informes Trimestrales.

La información que se publique trimestralmente servirá para las evaluaciones que se realicen en el marco de las disposiciones aplicables.

Los ejecutores del gasto público federal promoverán programas y acciones para cumplir con el Programa y las acciones derivadas del Sistema Nacional de Prevención, Atención, Sanción y Erradicación de la Violencia contra las Mujeres y el Sistema Nacional para la Igualdad entre Mujeres y Hombres, en los términos de la Ley General de Acceso de las Mujeres a una Vida Libre de Violencia y en la Ley General para la Igualdad entre Mujeres y Hombres, respectivamente.

Los resultados de los montos autorizados en los programas y actividades contenidas en el Anexo 13 de este Decreto se detallarán en un anexo específico dentro de la Cuenta Pública del ejercicio fiscal 2017.

La Comisión Federal de Mejora Regulatoria en conjunción con el Instituto Nacional de las Mujeres revisará las reglas de operación de los programas del Anexo 13 a fin de garantizar el cumplimiento de los objetivos de la Política Nacional para la Igualdad entre Mujeres y Hombres, en los términos de las disposiciones aplicables.

Una vez publicado el Presupuesto de Egresos en el Diario Oficial de la Federación, el Instituto Nacional de las Mujeres comunicará a cada dependencia y entidad con presupuesto asignado, los montos detallados por programa presupuestario y unidad responsable correspondientes al Anexo 13 del presente Decreto, informando de ello a la Cámara de Diputados.

Las menciones realizadas en el presente Decreto con respecto a beneficiarios, así como a titulares y servidores públicos de los ejecutores de gasto, se entenderán referidas a las mujeres y los hombres que integren el grupo de personas correspondiente.

CAPÍTULO V

De la inclusión de las personas con discapacidad

Artículo 25. Las dependencias y entidades, en coordinación con la Secretaría de Desarrollo Social, revisarán sus respectivos programas, con el objeto de incluir en aquellos que corresponda, acciones que promuevan la inclusión de las personas con discapacidad.

A más tardar el último día hábil de octubre, las dependencias y entidades entregarán un reporte a la Secretaría de Desarrollo Social, en relación con las acciones señaladas en este artículo.

El reporte al que se refiere el párrafo anterior, deberá ser enviado a las Comisiones de Atención a Grupos Vulnerables de las respectivas Cámaras del Congreso de la Unión.

CAPÍTULO VI

Del desarrollo integral de los pueblos y comunidades indígenas

Artículo 26. El ejercicio de las erogaciones para el desarrollo integral de los pueblos y comunidades indígenas a que se refiere el Anexo 10 del presente Decreto, se dirigirá al cumplimiento de las obligaciones que señala el artículo 2o, apartado B, fracciones I a IX, de la Constitución Política de los Estados Unidos Mexicanos.

Para tal efecto, de conformidad con los artículos 42, fracción VII, y 77 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, las dependencias y entidades, al ejecutar dichas erogaciones y emitir reglas de operación, se ajustarán a lo siguiente:

I. Las disposiciones para la operación de los programas que la Administración Pública Federal desarrolle en la materia considerarán la participación que, en su caso, tenga la Comisión Nacional para el Desarrollo de los Pueblos Indígenas, contando con la intervención que corresponda a su Consejo Consultivo, y la Comisión para el Diálogo con los Pueblos Indígenas de México, para facilitar el acceso de los pueblos y comunidades indígenas a sus beneficios;

II. En la ejecución de los programas se considerará la participación de los pueblos y comunidades indígenas, con base en su cultura y formas de organización tradicionales;

III. Para los municipios indígenas comprendidos entre los 200 más pobres del país, los proyectos de inversión del Programa de Infraestructura Indígena, se podrán financiar en su totalidad con recursos federales o de manera concurrente. Asimismo, se procurará atender su pleno acceso y la satisfacción de sus necesidades tales como electricidad, agua, drenaje, educación, salud, vivienda y de infraestructura para la producción, almacenamiento y distribución de alimentos;

IV. El Ejecutivo Federal, por sí o a través de sus dependencias y entidades, podrá celebrar convenios de coordinación con los gobiernos de las entidades federativas, así como formalizar convenios de concertación de acciones con las comunidades indígenas, para proveer la mejor observancia de las previsiones del presente artículo;

V. Las reglas de operación de los programas operados por las dependencias y entidades que atiendan a la población indígena, deberán contener disposiciones que faciliten su acceso a los programas y procurarán reducir los trámites y requisitos existentes;

VI. Se dará preferencia en los programas de infraestructura a la conclusión de obras iniciadas en ejercicios anteriores, así como a las obras de mantenimiento y reconstrucción.

La Comisión de Asuntos Indígenas de la Cámara de Diputados integrará a más tardar el 16 de febrero, un Grupo de Trabajo encargado de dar seguimiento y evaluar el ejercicio del presupuesto comprendido en el Anexo 10 Erogaciones para el Desarrollo Integral de los Pueblos y Comunidades Indígenas del presente Decreto, y

VII. Se buscará la inclusión financiera de las comunidades indígenas mediante programas de la banca de desarrollo y, en su caso, Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero.

CAPÍTULO VII

De la inversión pública

Artículo 27. En el presente ejercicio fiscal no se comprometerán nuevos proyectos de infraestructura productiva de largo plazo de inversión directa y de inversión condicionada, a que se refieren los artículos 32 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y 18 de la Ley Federal de Deuda Pública.

El monto autorizado a los proyectos de infraestructura productiva de largo plazo de inversión directa y condicionada, aprobados en ejercicios fiscales anteriores, asciende a la cantidad señalada en el Anexo 6, inciso A de este Decreto. Las variaciones en los compromisos de cada uno de dichos proyectos se detallan en el Tomo VII de este Presupuesto de Egresos.

Los compromisos correspondientes a proyectos de infraestructura productiva de largo plazo de inversión directa autorizados en ejercicios fiscales anteriores, se detallan en el Anexo 6, inciso B de este Decreto y comprenden exclusivamente los costos asociados a la adquisición de los activos, excluyendo los relativos al financiamiento en el periodo de operación de dichos proyectos.

Por lo que se refiere a los proyectos de infraestructura productiva de largo plazo de inversión condicionada, en caso de que conforme a lo dispuesto en el artículo 32 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, en el presente ejercicio fiscal surja la obligación de adquirir los bienes en los términos del contrato respectivo, el monto máximo de compromiso de inversión será aquél establecido en el Anexo 6, inciso C de este Decreto.

Las previsiones necesarias para cubrir las obligaciones de inversión física por concepto de amortizaciones y costo financiero de los proyectos de infraestructura productiva de largo plazo de inversión directa, que tienen efectos en el gasto del presente ejercicio en los términos de las disposiciones aplicables, se incluyen en el Anexo 6, inciso D de este Decreto. Dichas previsiones se especifican a nivel de flujo en el Tomo VII de este Presupuesto de Egresos y reflejan los montos presupuestarios autorizados, así como un desglose por proyecto.

Los montos de cada uno de los proyectos a que se refiere este artículo se detallan en el Tomo VII de este Presupuesto de Egresos.

En el último Informe Trimestral del ejercicio, adicionalmente se deberá incluir la información sobre los ingresos generados por cada uno de los proyectos de infraestructura productiva de largo plazo en operación; los proyectos que están en construcción, su monto ejercido y comprometido; el monto pendiente de pago de los proyectos concluidos, y la fecha de entrega y de entrada en operación de los proyectos. Esta información se deberá publicar en la página de Internet de la Comisión Federal de Electricidad.

Artículo 28. Los proyectos aprobados en este Presupuesto de Egresos que no cuenten con registro en la cartera de inversión, se sujetarán a lo siguiente:

I. Las entidades federativas, previa acreditación de que cuentan con la liberación del derecho de vía, así como las autorizaciones que garanticen la ejecución inmediata del proyecto, podrán presentar dichos proyectos ante el órgano o la dependencia competente según el sector, quien los remitirá a la Secretaría en un plazo máximo de 15 días hábiles, a fin de tramitar su registro en la cartera de programas y proyectos de inversión.

De acuerdo con las características de los proyectos, se deberá considerar la atención de las necesidades de accesibilidad para personas con discapacidad.

En caso de que se requiera subsanar uno o varios de los requisitos señalados en el artículo 34 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, dicho órgano o dependencia deberá notificar a la entidad federativa solicitante, a más tardar dentro de los 10 días hábiles siguientes a la presentación de la solicitud.

En todo caso se considerará como fecha de entrega la recepción por el órgano o dependencia primeramente mencionados, siempre y cuando la solicitud reúna los requisitos señalados o, en su caso, haya sido completada;

II. La Secretaría estará obligada a dar respuesta a las solicitudes que se le remitan dentro de un plazo no mayor a 20 días hábiles, comunicando la asignación del número del registro o las razones técnicas por las cuales no es procedente el mismo o, en su caso, solicite se precise la información;

III. Una vez que dicho proyecto cuente con registro en la cartera de programas y proyectos de inversión, se podrán realizar los trámites conducentes para efectos de la suscripción del convenio de reasignación correspondiente en términos de las disposiciones aplicables, y

IV. Los recursos reasignados a la entidad federativa estarán sujetos al cumplimiento de la normatividad federal aplicable en materia de obras públicas y servicios relacionados con las mismas, y en las demás disposiciones aplicables.

CAPÍTULO VIII

De la evaluación del desempeño

Artículo 29. La evaluación de los programas presupuestarios a cargo de las dependencias y entidades, derivados del sistema de planeación democrática del desarrollo nacional, se sujetará a lo establecido en la Ley Federal de Presupuesto y Responsabilidad Hacendaria, a los lineamientos emitidos por la Secretaría y el Consejo Nacional de Evaluación de la Política de Desarrollo Social, y a las demás disposiciones aplicables, y se llevará a cabo en los términos del Programa Anual de Evaluación, que emitan, de manera conjunta, dichas instituciones.

Las dependencias y entidades responsables de los programas, deberán observar lo siguiente:

I. Actualizar las matrices de indicadores para resultados de los programas presupuestarios.

Los programas que determine la Secretaría tendrán una matriz de indicadores para resultados, en la cual estarán contenidos los objetivos, indicadores y metas de los mismos, así como su vinculación con los objetivos derivados de los programas sectoriales y metas derivadas del Plan Nacional de Desarrollo 2013-2018. Para la actualización de las matrices, se deberá considerar, al menos lo siguiente:

a) Los avances y resultados obtenidos del monitoreo que se haga respecto del cumplimiento de las metas de los programas presupuestarios y de aquellas contenidas en los programas derivados del Plan Nacional de Desarrollo 2013-2018;

b) Las evaluaciones y otros ejercicios de análisis realizados conforme al programa anual de evaluación;

c) Las disposiciones emitidas en las Reglas de Operación para los programas presupuestarios sujetos a las mismas, y

d) Los criterios y recomendaciones que en su caso emitan la Secretaría y el Consejo Nacional de Evaluación de la Política de Desarrollo Social, en los términos de las disposiciones aplicables.

Las matrices de indicadores para resultados deberán considerar, en el caso de los programas que así lo requieran y sea factible, los enfoques transversales de equidad de género, juventud, discapacidad, y etnicidad.

Las dependencias y entidades deberán incorporar las recomendaciones de mejora a sus matrices de indicadores para resultados y hacerlas públicas en su página de Internet.

La Secretaría reportará en los Informes Trimestrales el avance en las metas de los indicadores registrados de los programas presupuestarios que conforman el gasto programable previsto en los ramos administrativos y generales y en las entidades sujetas a control presupuestario directo, considerando la periodicidad de medición de dichos indicadores.

Las dependencias y entidades que tengan a su cargo programas con beneficiarios, deberán relacionarlos a un listado o padrón. A más tardar el 31 de enero, las dependencias y entidades deberán remitir a la Función Pública una relación de esos programas y señalar para cada uno de ellos los casos en los que por razón de su naturaleza, tipo de beneficiarios, zonas geográficas atendidas, normatividad aplicable o cualquier otro criterio, éstos resulten excluyentes con respecto a otros programas federales.

Las dependencias y entidades llevarán a cabo las confrontas de los padrones o listados de los programas a su cargo con el propósito de identificar, si las hubiere, las concurrencias y/o duplicidades de beneficiarios o derechohabientes y señalar si, en su caso, existe improcedencia legal de la concurrencia o duplicidad de los registros. La Función Pública podrá realizar la confronta de los padrones o listas de beneficiarios para identificar concurrencias y/o duplicidades entre programas de distintas dependencias y entidades.

Las dependencias y entidades deberán informar los resultados de la identificación de las concurrencias y/o duplicidades, así como de las acciones de depuración de los padrones de beneficiarios de sus programas a la Secretaría, y a la Función Pública a más tardar el 15 de noviembre, conforme al procedimiento que establezca el Manual de Operación del Sistema Integral de Información de Padrones de Programas Gubernamentales. Dicha información será publicada por las dependencias, entidades y la Función Pública en sus respectivas páginas de Internet.

Los resultados de los procesos de depuración, mejora o actualización de los padrones o listados serán tomados en cuenta por las dependencias y entidades para adecuar las reglas de operación de los programas correspondientes;

II. El seguimiento a los avances en las metas de los indicadores se reportará en los sistemas que disponga la Secretaría, y se utilizará en las evaluaciones que se realicen;

III. La evaluación externa se realizará de acuerdo con lo establecido en el programa anual de evaluación y presentará los resultados de las evaluaciones de acuerdo con los plazos previstos en dicho programa, a la Cámara de Diputados, a la Auditoría, a la Secretaría y al Consejo Nacional de Evaluación de la Política de Desarrollo Social, de conformidad con las disposiciones aplicables.

Las dependencias y entidades deberán entregar los resultados de las evaluaciones de tipo complementarias a las que haga referencia el programa anual de evaluación y los lineamientos generales para la evaluación de los programas federales de la Administración Pública Federal, a más tardar 30 días posteriores a su realización, a la Cámara de Diputados, a la Auditoría, a la Secretaría y al Consejo Nacional de Evaluación de la Política de Desarrollo Social, de conformidad con las disposiciones aplicables.

Las dependencias y entidades deberán continuar y, en su caso, concluir con lo establecido en los programas anuales de evaluación de años anteriores, así como ejecutar lo relacionado con las evaluaciones para 2017;

IV. Elaborar un programa de trabajo para dar seguimiento a los principales resultados de las evaluaciones con que cuenten e integrar los aspectos que sean susceptibles de mejora en el diseño de las políticas públicas y de los programas correspondientes.

Los compromisos se formalizarán mediante instrumentos específicos, se reportarán los avances y resultados que se alcancen mediante el sistema de evaluación del desempeño y se publicarán en los términos de las disposiciones aplicables.

La información que se haya obtenido del seguimiento a los compromisos de mejora y de las evaluaciones, correspondiente al ejercicio fiscal 2016 y, en su caso, a ejercicios fiscales anteriores, se tomará en cuenta como parte de un proceso gradual y progresivo, durante 2017 y para los procesos presupuestarios subsecuentes;

V. Cubrir el costo de las evaluaciones de las políticas o los programas operados o coordinados por ellas con cargo a su presupuesto y conforme al mecanismo de pago que se determine. Las evaluaciones deberán realizarse por instituciones académicas y de investigación, personas físicas o morales especializadas en la materia u organismos especializados, de carácter nacional o internacional, que cuenten con reconocimiento y experiencia en las respectivas materias de los programas en los términos de las disposiciones aplicables. Asimismo, podrán realizar contrataciones para que las evaluaciones a que se refiere este artículo abarquen varios ejercicios fiscales, en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

La contratación, operación y supervisión de la evaluación externa, objetiva, imparcial, transparente e independiente, al interior de cada dependencia y entidad, se deberá realizar por una unidad administrativa ajena a la operación del programa a evaluar y al ejercicio de los recursos presupuestarios, en los términos de las disposiciones aplicables.

El total de las erogaciones que se lleven a cabo para realizar las diferentes etapas de las evaluaciones se deberá registrar de manera específica para su plena transparencia y rendición de cuentas;

VI. Publicar y dar transparencia a las evaluaciones, en los términos de las disposiciones aplicables.

Las dependencias y entidades deberán reportar el avance en el cumplimiento de las metas de los programas, los resultados de las evaluaciones y el grado de cumplimiento de los aspectos que sean susceptibles de mejora derivados de las mismas, en los Informes Trimestrales que corresponda, de conformidad con las disposiciones de la Secretaría y del Consejo Nacional de Evaluación de la Política de Desarrollo Social.

Dicha información será publicada en las respectivas páginas de Internet de las dependencias y entidades.

Por su parte, la Secretaría integrará la información relativa al avance de cumplimiento de metas, a los resultados de las evaluaciones y al seguimiento a los aspectos que sean susceptibles de mejora. Asimismo, las dependencias y entidades publicarán dicha información en su página de Internet y la integrarán a los informes correspondientes en términos de las disposiciones aplicables.

La Secretaría deberá publicar trimestralmente en Internet los avances en el cumplimiento de los aspectos que sean susceptibles de mejora que se deriven de las evaluaciones externas contempladas en los programas anuales de evaluación. Para tal efecto, el Consejo Nacional para la Evaluación de la Política de Desarrollo Social remitirá a la Secretaría la información derivada de las evaluaciones que haya coordinado, dentro de los 15 días naturales siguientes al término del trimestre que se informa, en la forma que para tal efecto determine la Secretaría.

La Secretaría y el Consejo Nacional de Evaluación de la Política de Desarrollo Social, establecerán los modelos de términos de referencia y demás elementos particulares que se requieran para las evaluaciones y coordinarán el proceso correspondiente, de conformidad con las disposiciones aplicables y sus competencias respectivas;

VII. La Cámara de Diputados, a través de las comisiones legislativas, la Auditoría y los centros de estudios correspondientes que lo soliciten, en los términos previstos en las disposiciones aplicables, tendrán acceso a la información relativa a la matriz de indicadores para resultados de los programas, al seguimiento del avance de cumplimiento de las metas de los indicadores de los programas, y a las evaluaciones realizadas, misma que será pública y estará disponible en las respectivas páginas de Internet de las entidades o dependencias correspondientes.

La Secretaría definirá los criterios específicos a seguir al respecto y proporcionará capacitación y asistencia técnica para que las instancias de la Cámara de Diputados que lo soliciten puedan llevar a cabo directamente la operación de las consultas y la generación de los reportes que requieran, con base en la información disponible en el sistema correspondiente;

VIII. La Secretaría podrá apoyar a las entidades federativas y, por conducto de éstas, a los municipios, en materia de planeación, programación, presupuesto, contabilidad y sistemas, así como para instrumentar la evaluación del desempeño, de conformidad con los artículos 134 de la Constitución Política de los Estados Unidos Mexicanos, 85 y 110 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, 49 de la Ley de Coordinación Fiscal y 80 de la Ley General de Contabilidad Gubernamental;

IX. Implantar mecanismos para innovar y modernizar el funcionamiento organizacional y el proceso de presupuesto y gasto público, con el objeto de que la información obtenida del seguimiento del cumplimiento de las metas de los indicadores de los programas, de las evaluaciones realizadas a los programas, y del seguimiento a los resultados de éstas, se utilice gradualmente en las decisiones presupuestarias y en la gestión de los programas. Lo anterior será coordinado por la Secretaría;

X. Capacitar y coadyuvar a la especialización de los servidores públicos involucrados en las funciones de planeación, evaluación, coordinación de las políticas y programas, así como de programación y presupuesto, para impulsar una mayor calidad del gasto público con base en el presupuesto basado en resultados y la evaluación del desempeño;

XI. Publicar en los portales de Internet de cada dependencia o entidad, para dar transparencia, a todas las evaluaciones, estudios y encuestas, que con cargo a recursos fiscales hagan las dependencias y entidades, aun cuando no sean parte del programa anual de evaluación, y

XII. Las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México, a más tardar a los 20 días naturales posteriores al término del segundo trimestre de 2017, deberán enviar, en los términos que establezca la Secretaría y mediante el sistema al que hace referencia el artículo 85 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, informes definitivos sobre el ejercicio, destino, resultados y, en su caso, reintegros, de los recursos federales que les fueron transferidos durante 2016. Lo anterior, sin perjuicio de la información que deben reportar al finalizar cada trimestre de 2017.

La Secretaría deberá incluir en el segundo Informe Trimestral la información definitiva anual a que hace referencia el párrafo anterior.

Las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México serán responsables de la información de su competencia que se entregue a la Secretaría, incluyendo su veracidad y calidad.

TÍTULO CUARTO

DE LA OPERACIÓN DE LOS PROGRAMAS

CAPÍTULO I

Disposiciones Generales

Artículo 30. Los programas que deberán sujetarse a reglas de operación son aquéllos señalados en el Anexo 25 de este Decreto. El Ejecutivo Federal por conducto de la Secretaría, podrá incluir otros programas que, por razones de su impacto social, deban sujetarse a reglas de operación. Para tal efecto, se deberá observar lo siguiente:

I. Las reglas de operación de los programas federales deberán sujetarse a los siguientes criterios generales:

a) Deberán ser simples, precisas y de fácil acceso para los beneficiarios;

b) Se procurará que la ejecución de las acciones correspondientes a los programas federales que por su naturaleza así lo permitan, sea desarrollada por los órdenes de gobierno más cercanos a la población, debiendo reducir al mínimo indispensable los gastos administrativos y de operación del programa respectivo; los gobiernos municipales deberán llevar un registro de beneficiarios y realizar el seguimiento para verificar la efectividad y coadyuvar en la evaluación de las acciones;

c) Se deberán tomar en cuenta las características de las diferentes regiones socioeconómicas del país;

d) Se deberán considerar las características sociales, económicas y culturales de la población objetivo;

e) Preverán que las aportaciones acordadas se realicen oportunamente y sean ejercidas de inmediato;

f) Se promoverá una calendarización eficiente para el ejercicio de los recursos federales respectivos;

g) Se asegurará la transparencia en la distribución, aplicación y comprobación de recursos;

h) Se promoverán los principios de igualdad, no discriminación, interés superior de la niñez, integridad, integración familiar, igualdad de género, inclusión social de las personas con discapacidad, libre determinación de las comunidades indígenas, protección al medio ambiente, protección a la vida, salud e integridad de las personas, incluyendo el fomento a las condiciones necesarias para que la libertad e igualdad de las personas sean reales y efectivas, según corresponda;

i) Deberán promover la eliminación de aquellos obstáculos que limiten el ejercicio de los derechos e impidan el pleno desarrollo de las personas así como su efectiva participación en la vida política, económica, cultural y social del país y promoverán la participación de las autoridades de los demás órdenes de Gobierno y de los particulares en la eliminación de dichos obstáculos;

j) Se promoverá la transparencia y acceso a la información pública, así como la eficiencia y eficacia de los recursos públicos, y

k) Se promoverá el establecimiento de una estructura informática que permita homologar la información proveniente de los datos de los beneficiarios de los Programas;

II. La Cámara de Diputados, a través de la comisión ordinaria que en razón de su competencia corresponda, emitirá opinión sobre las reglas de operación publicadas por el Ejecutivo Federal en los términos del artículo 77 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria. Dicha opinión deberá fundarse y motivarse conforme a los criterios a que se refiere el último párrafo de dicho artículo.

En caso de que las comisiones ordinarias de la Cámara de Diputados no emitan su opinión a más tardar el 31 de marzo, se entenderá como opinión favorable.

El Ejecutivo Federal, por conducto de la dependencia a cargo del programa sujeto a reglas de operación correspondiente, dará respuesta a la Cámara de Diputados en un plazo que no excederá de 30 días naturales posteriores a la recepción de la opinión respectiva, realizando las adecuaciones que procedan, y

III. Las dependencias y entidades que tengan a su cargo dichos programas deberán observar las siguientes disposiciones para fomentar la transparencia de los mismos:

a) La papelería y documentación oficial para los programas deberán incluir la siguiente leyenda: "Este programa es público, ajeno a cualquier partido político. Queda prohibido el uso para fines distintos a los establecidos en el programa".

Todo el gasto en comunicación social relacionado con la publicidad que se adquiera para estos programas, por parte de las dependencias y entidades, así como aquél relacionado con los recursos presupuestarios federales que se transfieran a las entidades federativas, municipios y las demarcaciones territoriales de la Ciudad de México, que se aplique a través de anuncios en medios electrónicos, impresos, complementarios o de cualquier otra índole, deberá señalar que se realiza con los recursos federales aprobados en este Presupuesto de Egresos y restringirse a lo establecido en el artículo 17 de este Decreto;

b) En el caso de programas que no cuenten con padrón de beneficiarios deberán manejarse invariablemente mediante convocatoria abierta y, en ningún caso, se podrá etiquetar o predeterminar de manera específica recursos a determinadas personas físicas o morales u otorgarles preferencias o ventajas sobre el resto de la población objetivo;

c) Poner a disposición del público en general un medio de contacto directo, en el cual se proporcione asesoría sobre el llenado de los formatos y sobre el cumplimiento de los requisitos y trámite que deben observarse para obtener los recursos o los beneficios de los programas, y

d) Las reglas de operación, los formatos, las solicitudes y demás requisitos que se establezcan para obtener los recursos o los beneficios de los programas; los indicadores de desempeño de los programas, y los medios de contacto de las unidades responsables de los mismos deberán estar disponibles en las páginas de Internet de las dependencias y entidades.

La Secretaría publicará en el Portal de Transparencia Presupuestaria la información que permita identificar las características de cada programa federal con base en sus reglas de operación. Para efecto de lo anterior, las dependencias y entidades remitirán a la Secretaría la información relacionada con las reglas de operación de los programas federales a su cargo, así como las modificaciones a las mismas, en los términos que la Secretaría determine.

Queda estrictamente prohibida la utilización de los programas de apoyo para promover o inducir la afiliación de la población objetivo a determinadas asociaciones o personas morales.

Artículo 31. Las dependencias y entidades que tengan a su cargo programas sujetos a reglas de operación deberán observar las siguientes disposiciones para asegurar la aplicación eficiente, eficaz, oportuna y equitativa de los recursos públicos asignados a los mismos:

I. Publicar en sus páginas de Internet los plazos de respuesta a las solicitudes que reciban. Los rechazos deberán estar fundados y motivados;

II. Tratándose de facultades concurrentes, cuando el Ejecutivo Federal por conducto de la dependencia competente y las entidades federativas decidan suscribir convenios de coordinación en términos de la Ley de Planeación, éstos deberán celebrarse a más tardar en el mes de febrero, en condiciones de oportunidad y certeza para beneficio de la población objetivo. Dichos convenios especificarán como mínimo: los programas a que se refieren, las zonas dentro de la respectiva entidad federativa a que se destinarán los recursos, las aportaciones monetarias de cada parte y su calendarización.

El Gobierno Federal y los gobiernos estatales, previa opinión de los Comités de Planeación para el Desarrollo o su equivalente, y dentro del marco del Convenio de Coordinación respectivo, decidirán a qué orden de gobierno corresponde la ejecución de los programas de acuerdo con la naturaleza de cada uno de ellos y a las características de las zonas donde se van a aplicar los programas, para lograr el mejor desarrollo e impacto social de los mismos, y

III. Brindar asesoría a los municipios y demarcaciones territoriales de la Ciudad de México para la integración de los expedientes técnicos que, en su caso, requiera el programa, especialmente a los que se encuentran en condiciones de muy alta y alta marginación.

Artículo 32. Las dependencias y entidades que tengan a su cargo programas presupuestarios considerados por el Consejo Nacional de Evaluación de la Política de Desarrollo Social como programas o acciones federales de desarrollo social deberán enviar a la Secretaría, en los términos y plazos que esta disponga, información sobre su población potencial, población objetivo y población atendida, misma que hará pública en el Portal de Transparencia Presupuestaria.

CAPÍTULO II

De los criterios específicos para la operación de los programas

Artículo 33. Los programas de subsidios del Ramo Administrativo 20 Desarrollo Social se destinarán, en las entidades federativas, en los términos de las disposiciones aplicables, exclusivamente a la población en condiciones de pobreza, de vulnerabilidad, de adultos mayores, de rezago y de marginación, de acuerdo con los criterios de resultados que defina el Consejo Nacional de Población y a las evaluaciones del Consejo Nacional de Evaluación de la Política de Desarrollo Social, en los programas que resulte aplicable y la Declaratoria de Zonas de Atención Prioritaria formulada por la Cámara de Diputados, mediante acciones que promuevan la superación de la pobreza a través de la educación, la salud, la alimentación, la generación de empleo e ingreso, autoempleo y capacitación; protección social y programas asistenciales; y el fomento del sector social de la economía; conforme lo establece el artículo 14 de la Ley General de Desarrollo Social, y tomando en consideración los criterios que propongan las entidades federativas.

Para estos fines, el Ramo Administrativo 20 Desarrollo Social considera los programas establecidos en el Anexo 25 para dicho ramo.

En los términos de los convenios de coordinación suscritos entre el Ejecutivo Federal, a través de la Secretaría de Desarrollo Social, y los gobiernos de las entidades federativas se impulsará el trabajo corresponsable en materia de superación de pobreza, vulnerabilidad, rezago y marginación y se promoverá el desarrollo humano, familiar, comunitario y productivo.

Este instrumento promoverá que las acciones y recursos dirigidos a la población en situación de pobreza se efectúen en un marco de coordinación de esfuerzos, manteniendo en todo momento el respeto a los órdenes de gobierno, así como el fortalecimiento del respectivo Comité de Planeación para el Desarrollo Estatal.

Derivado de este instrumento se suscribirán acuerdos y convenios específicos y anexos de ejecución en los que se establecerán: la distribución de los recursos de cada programa o región de acuerdo con sus condiciones de rezago, marginación y pobreza, indicando en lo posible la asignación correspondiente a cada municipio; las atribuciones y responsabilidades de la Federación, las entidades federativas y municipios, y las asignaciones presupuestarias de los órdenes de gobierno en que concurran en sujeción a los programas concertados.

Los convenios a que se refiere este artículo, deberán ser publicados en el Diario Oficial de la Federación y en el correspondiente medio oficial de difusión de la entidad federativa que corresponda, dentro de los 15 días hábiles siguientes a la fecha en que queden íntegramente suscritos.

A efecto de fortalecer la formulación, ejecución e instrumentación de programas, acciones e inversiones en materia de desarrollo social, se promoverá la celebración de convenios, acuerdos o bases de coordinación interinstitucional entre las dependencias y entidades.

Cuando la Secretaría, la Función Pública o la Secretaría de Desarrollo Social, en el ámbito de sus respectivas competencias, detecten faltas de comprobación, desviaciones, incumplimiento a los convenios o acuerdos, o incumplimiento en la entrega oportuna de la información relativa a avances y metas alcanzadas, la Secretaría de Desarrollo Social, después de escuchar la opinión del gobierno de las entidades federativas, podrá suspender la radicación de los recursos federales e inclusive solicitar su reintegro, sin perjuicio de lo establecido en las disposiciones aplicables.

Para el control de los recursos que se asignen a las entidades federativas, el Ejecutivo Federal convendrá con los gobiernos respectivos, los programas o las actividades que permitan garantizar el cumplimiento de las disposiciones aplicables.

Los ejecutores de los programas deberán informar trimestralmente a las entidades federativas y a la Secretaría de Desarrollo Social los avances de ejecución físicos y financieros.

Por lo que se refiere al Programa de Abasto Social de Leche, a cargo de Liconsa, S.A. de C.V., la Secretaría de Desarrollo Social hará del conocimiento público los nombres de los proveedores de leche de Liconsa, S.A. de C.V., en términos de la legislación en materia de transparencia y acceso a la información pública gubernamental.

Artículo 34. Las Reglas de Operación de PROSPERA Programa de Inclusión Social para el ejercicio fiscal 2017, deberán considerar lo siguiente:

I. Su objeto será articular y coordinar la oferta institucional de programas y acciones de política social, incluyendo aquellas relacionadas con el fomento productivo, generación de ingresos, bienestar económico, inclusión financiera y laboral, educación, alimentación y salud, dirigida a la población que se encuentre en situación de pobreza extrema, bajo esquemas de corresponsabilidad;

II. Los criterios para la inclusión de localidades en el medio rural y urbano. Las entidades federativas, en atención a los recursos de las mismas destinados a los componentes de salud y educación, podrán opinar, a través de los comités técnicos estatales, sobre dichos criterios, debiendo la Secretaría de Desarrollo Social, dar respuesta a dichas opiniones, en su caso, en un plazo no mayor de 30 días.

A más tardar el último día hábil del mes de febrero de 2017, la Secretaría de Desarrollo Social informará a la Cámara de Diputados, la cobertura de atención de familias beneficiarias.

La Coordinación Nacional del programa entregará a la Cámara de Diputados, el padrón de beneficiarios, el cual deberá permitir su identificación y para ello deberá contener, cuando menos, los nombres de quienes sean atendidos por el programa, así como su localidad, municipio y entidad federativa de residencia, en los términos de la legislación en materia de transparencia y acceso a la información pública gubernamental y demás normatividad aplicable. Los integrantes de la Cámara de Diputados serán responsables de su uso y deberán observar en lo conducente, en términos de ley, la protección de los datos personales. La Coordinación Nacional del programa deberá actualizarlo semestralmente;

III. La metodología de focalización para la identificación, inclusión y recertificación de las familias en el programa será única para todo el país, pudiendo diferenciar entre zonas rurales y urbanas. Esta metodología deberá considerar el levantamiento de cédulas individuales de información socioeconómica a las familias;

IV. Los criterios para atender la demanda de incorporación de familias tanto en localidades aún no atendidas como en localidades ya atendidas a través de un proceso de densificación. Este programa no deberá duplicar apoyos y debe limitarse a atender a la población en pobreza en los términos de la Ley General de Desarrollo Social;

V. Orientar los esfuerzos con la Coordinación Nacional de Becas de Educación Superior para dar continuidad al padrón de jóvenes con becas de educación superior;

VI. Las acciones de mejora que permitan fortalecer su funcionamiento;

VII. El esquema de operación que incluya las condiciones de la prestación de los servicios de salud y educación básica y media superior para la población beneficiaria; la producción y distribución de los suplementos alimenticios; los criterios para certificar la asistencia a estos servicios de los miembros de la familia, los montos, mecanismos y medios para la entrega de los apoyos y su periodicidad;

VIII. Los criterios para certificar el cumplimiento de las obligaciones a cargo de los beneficiarios;

IX. La definición de responsabilidades de cada una de las dependencias involucradas en el programa para la certificación del cumplimiento de asistencia de las familias beneficiarias, tanto en el componente de salud, como en el de educación y la entrega de los apoyos a nivel central y en las entidades federativas, así como para la ampliación y la elevación de la calidad de los servicios.

El cumplimiento de asistencia a unidades de salud y a planteles educativos, debidamente registrada, será indispensable para el otorgamiento de los respectivos apoyos. La entrega de los respectivos apoyos no podrá condicionarse al cumplimiento de otros requisitos o contraprestaciones, por lo que las reglas de operación deberán contemplar mecanismos para que se detecte y corrija la presencia de requerimientos adicionales;

X. Los criterios de recertificación para las familias y los criterios y mecanismos para la verificación permanente de las condiciones socioeconómicas de las familias beneficiarias, así como para atender el incremento demográfico en las localidades, y para la sustitución de bajas del padrón por incumplimiento de corresponsabilidades;

XI. Los mecanismos para promover alternativas dentro del sistema financiero para la entrega de los apoyos con oportunidad, promoviendo la inclusión financiera de la población objetivo;

XII. Los mecanismos para asegurar la complementariedad de acciones con otros programas; para aprovechar la información y el padrón del programa para focalizar otros subsidios complementarios y no duplicarlos, y para definir la transición de beneficiarios de otros programas federales que otorgan subsidios con el mismo objetivo de evitar duplicidad;

XIII. En su caso, las propuestas que hubiesen sido presentadas y aprobadas por el Comité Técnico de la Coordinación Nacional, y

XIV. Se podrán otorgar apoyos a los adultos mayores y a las personas con discapacidad que formen parte de hogares beneficiarios, incluyendo las condiciones, los montos, procedimientos y la corresponsabilidad en salud adecuada a su condición.

El presupuesto de PROSPERA Programa de Inclusión Social se distribuye conforme a lo señalado en el Anexo 27 de este Decreto. Los recursos de PROSPERA Programa de Inclusión Social no podrán ser transferidos a otros programas. Podrán realizarse traspasos no regularizables en las asignaciones del programa entre las secretarías de Desarrollo Social, de Educación Pública y de Salud, en los términos de las disposiciones aplicables. De lo anterior, se informará trimestralmente a la Cámara de Diputados.

El presupuesto para el componente de salud se ejercerá con base en una cuota igual por familia atendida, multiplicada por el padrón activo correspondiente, pudiendo ser ajustada, sin rebasar el presupuesto regularizable del programa, en función de los servicios efectivamente prestados y la calidad provista en los mismos y será entregado a los proveedores de los servicios de salud, tanto de los servicios estatales de salud como del IMSS-PROSPERA y del IMSS-Régimen Ordinario u otros que puedan resultar necesarios para cumplir con los objetivos del programa.

Las secretarías de Desarrollo Social, de Educación Pública y de Salud presentarán a la Cámara de Diputados a más tardar en abril de 2017, un informe sobre la contratación del proveedor encargado de entregar los apoyos a los beneficiarios en donde no exista infraestructura para realizar el pago directo a través de transferencia electrónica.

Artículo 35. Los programas de garantías, de reducción de costo de financiamiento, de capital de riesgo y cualquier otro esquema que promueva el acceso al financiamiento que las dependencias y entidades apoyen con recursos presupuestarios, deberán ser implementados exclusivamente por conducto de la banca de desarrollo, de Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero y/o de fideicomisos públicos de fomento del Gobierno Federal. Dichas dependencias y entidades podrán establecer convenios de colaboración con las agencias de desarrollo de los gobiernos de las entidades federativas, para la implementación de los programas.

La Secretaría tendrá en todo momento acceso a la base de datos única de los beneficiarios de los programas correspondientes establecida por la Agencia de Servicios a la Comercialización y Desarrollo de Mercados Agropecuarios (ASERCA).

Asimismo, a fin de evitar duplicidades de beneficiarios y operaciones, ASERCA deberá dar pleno acceso, vía remota y en tiempo real, a la Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero, a los Fideicomisos Instituidos en Relación con la Agricultura (FIRA) y a AGROASEMEX, S.A., a la referida base de datos para realizar las consultas correspondientes.

Se entenderá que los beneficiarios incluidos en la base de datos única de esquemas de manejo de riesgos en el sector agropecuario serán elegibles para recibir los mismos apoyos a coberturas e incentivos a la comercialización que los beneficiarios dados de alta por ASERCA en la misma, observando las disposiciones aplicables a dichos esquemas y aquellas destinadas a evitar duplicidad de subsidios.

El total de los recursos presupuestarios de ASERCA que se encuentren destinados a apoyos a coberturas y esquemas de administración de riesgos, también podrán ser solicitados y otorgados a través de las ventanillas de FIRA, Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero, y AGROASEMEX, S.A., debiéndose ejercer en el orden en el que sean tramitadas las solicitudes correspondientes.

De los recursos aprobados en este Presupuesto de Egresos para el Programa de Productividad y Competitividad Agroalimentaria, en sus componentes Acceso al Financiamiento en Apoyo a la Agricultura, Pesca y Pecuario, Productividad Agroalimentaria y Desarrollo Productivo Sur Sureste, a cargo de la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, al menos el 45 por ciento, 15 por ciento y 20 por ciento, respectivamente, se destinarán a promover el acceso al financiamiento en el sector rural en condiciones más competitivas, y se transferirán a la Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero, en un plazo no mayor a 45 días a partir de la entrada en vigor del presente Decreto.

Artículo 36. En el Anexo 11 de este Decreto se prevé la asignación de recursos para fortalecer el patrimonio de Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero, del Fondo de Capitalización e Inversión del Sector Rural (FOCIR) y del Fondo Especial de Asistencia Técnica y Garantía para Créditos Agropecuarios (FEGA).

Artículo 37. El Programa Especial Concurrente para el Desarrollo Rural Sustentable se sujetará a los siguientes lineamientos para la distribución del gasto aprobado en este Presupuesto de Egresos:

I. Deberá abarcar políticas públicas orientadas a incrementar la producción, la productividad y la competitividad agroalimentaria y pesquera del país, a la generación del empleo rural y para las actividades pesqueras y acuícolas, a promover en la población campesina y de la pesca el bienestar, así como su incorporación al desarrollo nacional, dando prioridad a las zonas de alta y muy alta marginación y a poblaciones indígenas.

El presupuesto para el campo procurará fomentar el abasto de alimentos y productos básicos y estratégicos a la población, promoviendo su acceso a los grupos sociales menos favorecidos y dando prioridad a la producción nacional, a que se refiere el artículo 178 de la Ley de Desarrollo Rural Sustentable.

El presupuesto dirigido al campo deberá tener las siguientes características:

a) Que permita la complementariedad de acciones con las demás dependencias y entidades;

b) Que permita el desarrollo de proyectos productivos por etapas;

c) Que se oriente prioritariamente hacia las pequeñas unidades de producción y al apoyo de los pequeños productores;

d) Que procuren la progresividad en el otorgamiento de los incentivos, en particular en los componentes de PROAGRO y PROGAN Productivo, y

e) En materia de concurrencia, el porcentaje o monto que corresponda aportar a las entidades federativas, podrá ser establecido por las dependencias considerando su condición socioeconómica.

II. Los ramos administrativos que participan en el Programa Especial Concurrente para el Desarrollo Rural Sustentable continuarán con el sistema de rendición de cuentas sobre el destino de los recursos fiscales de los programas concurrentes, el cual incorpora los siguientes elementos: región geográfica, entidad federativa, municipio y localidad, actividad productiva, eslabón de la cadena de valor, concepto de apoyo, monto fiscal y fecha de otorgamiento, y la estratificación correspondiente;

III. Establecer como prioridades, entre otras, las siguientes:

a) Incrementar la productividad, la inocuidad y el ingreso de los productores, apoyar en el combate a la pobreza, contribuyendo con la agricultura de autoconsumo a las familias pobres que habitan principalmente en las zonas rurales, en un marco de sustentabilidad, generación de oportunidades y que contribuya a la seguridad alimentaria;

b) Se procurará que los recursos destinados a competitividad, se orienten principalmente a las pequeñas unidades de producción, que se dedican a las ramas productivas básicas, a que se refiere el artículo 179 de la Ley de Desarrollo Rural Sustentable y otros productos básicos y estratégicos.

Dichos recursos se direccionarán una vez que se cuente con la estratificación de zonas y regiones productivas del país dando prioridad a las pequeñas unidades de producción;

c) Apoyar a los productores para que apliquen las innovaciones y desarrollos tecnológicos disponibles y fortalezcan su vinculación con los centros de investigación, así como la transferencia de tecnología del país, mediante servicios de extensionismo que aseguren la incorporación del pequeño productor a las innovaciones tecnológicas que redunden en la mejora de la productividad;

d) Ampliar la oferta de bienes y servicios públicos, particularmente en materia de infraestructura, investigación y desarrollo, capacitación, extensionismo rural e información;

e) Contribuir a adaptar las actividades agropecuarias, acuícolas y pesqueras mediante acciones para prevenir, mitigar y atender los impactos del fenómeno del cambio climático, así como la oportuna prevención, administración y atención a riesgos climáticos, sanitarios y de mercado, considerando los potenciales productivos de cada región;

f) Contribuir a la sustentabilidad de las actividades agropecuarias, pesqueras y acuícolas en lo referente al aprovechamiento responsable del agua y la tierra, y

g) Contribuir a la sustentabilidad de las actividades agropecuarias, pesqueras y acuícolas en lo referente a los recursos genéticos;

IV. Coadyuvar al impulso de los mercados y a perfeccionar la información disponible para el sector;

V. Propiciar la competitividad de las ramas productivas básicas, a que se refiere el artículo 179 de la Ley de Desarrollo Rural Sustentable, así como estrategias especiales para otros sistemas producto de alto impacto social;

VI. Coadyuvar al impulso de la producción primaria, de los productos básicos y estratégicos señalados en la Ley de Desarrollo Rural Sustentable, entre otros, para el aprovisionamiento de insumos básicos y apoyo a paquetes tecnológicos;

VII. Apoyar a las entidades federativas con recursos presupuestarios para la ejecución de proyectos productivos y/o estratégicos de impacto estatal o regional, de acuerdo con las prioridades y planteamientos que defina el Consejo Estatal para el Desarrollo Rural Sustentable, conforme a lo siguiente:

a) Depositarlos en los Fideicomisos de Fomento Agropecuario del Estado (FOFAE), en los términos de los convenios de coordinación y las reglas de operación. Las ministraciones que se acuerden no rebasen al periodo marzo a septiembre, en el entendido de que una vez depositada la primera aportación, para que el Gobierno Federal pueda depositar la segunda y subsecuentes, los Fideicomisos de Fomento Agropecuario del Estado (FOFAE) deben haber ejercido y pagado al menos el 70 por ciento de las aportaciones.

La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, deberá reportar trimestralmente en su página de Internet, el avance de los recursos ejercidos y pagados por los fideicomisos antes mencionados, así como los saldos de los mismos.

Las entidades federativas podrán solicitar a la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, adecuaciones entre programas de ejecución a cargo de éstas, siempre y cuando se hayan cumplido las metas establecidas en los convenios respectivos, y permitan un mejor cumplimiento de los objetivos y metas de los programas en su conjunto, en el marco de las disposiciones aplicables;

b) Que las entidades federativas sean las responsables de la oportuna ejecución de los recursos, administrados por los Fideicomisos de Fomento Agropecuario del Estado (FOFAE), constituidos de manera paritaria para este fin. Los apoyos se entregarán a los beneficiarios de acuerdo a la disponibilidad de los recursos del fondo independientemente de su origen mediante el pago electrónico a los beneficiarios;

c) El porcentaje máximo de apoyo sea de hasta el 50 por ciento del costo total del proyecto, con excepción de los apoyos dirigidos a productores de bajos ingresos preferentemente en zonas y localidades de alta y muy alta marginación que serán conforme se establezca en las reglas de operación. En ambos casos el trámite se hará gratuito y sin costo alguno para los beneficiarios;

d) En el caso de los subsidios a energéticos como energía eléctrica, diésel marino y gasolina ribereña, se beneficiará preferentemente a los productores de bajos recursos ubicados en zonas de alta y muy alta marginación de acuerdo a lo señalado en la Ley de Desarrollo Rural Sustentable. Asimismo, la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación deberá integrar un listado de beneficiarios, y

e) Implementar acciones y programas de reconversión orientados al desarrollo de mercados regionales, que permitan la reducción de costos, mediante mejoras en las prácticas para la producción y en su caso mediante incentivos orientados a este propósito;

VIII. Impulsar la producción y productividad en el sector mediante el fomento de proyectos integrales que consideren la tecnificación del riego y el uso de insumos (semillas, fertilizantes, biofertilizantes y prácticas agrícolas sustentables, entre otros);

IX. Promover el desarrollo regional mediante el sistema nacional de agroparques que vinculen a los productores con las cadenas de valor y propicien la generación de economías de escala, incrementen la productividad y competitividad, así como un desarrollo equilibrado en las regiones norte, centro y sur-sureste del país;

X. Los recursos destinados a fortalecer el medio ambiente buscarán que se beneficie prioritariamente a los territorios ejidales, comunales y privados de los pequeños productores;

XI. Se fortalecerán las obras de tecnificación de riego para aumentar la producción y productividad, dando prioridad a las pequeñas unidades de producción;

XII. Las autoridades fiscales pondrán a disposición de las dependencias y entidades encargadas del otorgamiento de subsidios y estímulos, herramientas tecnológicas que permitan la consulta sobre el cumplimiento de la obligación contenida dentro del artículo 32-D del Código Fiscal de la Federación. En las reglas de operación de los Programas Federales del Ramo 08 de la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, se deberá establecer que la consulta referida, o en su caso la inscripción, podrá hacerla directamente ésta última dependencia y no el beneficiario;

XIII. Para el caso del Programa de Apoyos a Pequeños Productores, el componente de desarrollo comercial de la agricultura familiar, será destinado prioritariamente para apoyar a mujeres y personas de la tercera edad en condición de pobreza alimentaria, que se dediquen o pretendan dedicarse a la producción de alimentos, y

XIV. Los incentivos al proceso de comercialización de los productos agropecuarios y pesqueros, buscarán impulsar el desarrollo de las regiones del país en donde la infraestructura para el acopio y agregación de valor es deficiente e insuficiente; asimismo, privilegiará a la población objetivo de más bajos recursos, con base en el fortalecimiento de su organización y capacitación.

Artículo 38. La ejecución y operación del Sistema de Protección Social en Salud deberá sujetarse a lo establecido por la Ley General de Salud, a las disposiciones reglamentarias de dicha Ley, así como a las disposiciones de carácter general o lineamientos que emitan la Secretaría de Salud o la Comisión Nacional de Protección Social en Salud.

A. La Secretaría de Salud, a través de la Comisión Nacional de Protección Social en Salud, llevará a cabo lo siguiente:

I. Difundir criterios públicos y objetivos para la definición de la población sujeta a la afiliación en el medio rural y urbano, prioritariamente a madres embarazadas y niños recién nacidos;

II. Dar a conocer semestralmente, en los términos de la legislación en materia de transparencia y acceso a la información pública gubernamental, la relación de municipios en los que opera el Sistema de Protección Social en Salud y el número de personas beneficiarias, en cada una de ellas por entidad federativa, así como el monto de las cuotas familiares, la cuota social y las aportaciones solidarias federal y estatal, por entidad federativa;

III. Publicar semestralmente en su página de Internet las obras e inversiones realizadas con los recursos del Fondo de Previsión Presupuestal, a que se refiere el artículo 77 bis 18 de la Ley General de Salud;

IV. Emitir disposiciones generales o lineamientos sobre:

a) El destino de los recursos federales que se transfieran a las entidades federativas por concepto de cuota social y aportación solidaria federal, conforme a las siguientes bases:

i. Hasta el 40 por ciento, por concepto de remuneraciones del personal ya contratado directamente involucrado en la prestación de servicios de atención a los afiliados al Sistema;

ii. Hasta el 30 por ciento, por concepto de adquisición de medicamentos, material de curación y otros insumos necesarios para la prestación de servicios a los afiliados al Sistema;

iii. Al menos el 20 por ciento, para acciones de promoción, prevención y detección oportuna de enfermedades que estén contenidas en el Catálogo Universal de Servicios de Salud (CAUSES);

iv. Hasta el 6 por ciento, para el gasto operativo y para el pago de personal administrativo del Régimen Estatal de Protección Social en Salud correspondiente a cada entidad federativa.

Sólo en casos plenamente justificados o excepcionales, la composición de dichos porcentajes se podrá modificar, siempre que las características de afiliación, financieras y de servicios de salud estatales lo ameriten, en el entendido de que dichas modificaciones deberán acreditarse y ser aprobadas por la Secretaría de Salud por conducto de la Comisión Nacional de Protección Social en Salud;

b) El destino de los recursos federales que se transfieran a las entidades federativas para el fortalecimiento de la infraestructura médica, y

c) Los demás que se requieran para el cumplimiento de lo dispuesto en este artículo, y

V. Transferir los recursos correspondientes a beneficiarios que no tengan registros duplicados, para lo cual los Regímenes Estatales de Protección Social en Salud enviarán mensualmente para validación de la Comisión Nacional de Protección Social en Salud, únicamente los registros de los beneficiarios del Sistema que no sean derechohabientes de los institutos de seguridad social u otros esquemas públicos y sociales de atención médica, sin perjuicio de lo dispuesto en el artículo 77 bis 5, apartado A), fracción XI, de la Ley General de Salud. Los Regímenes Estatales de Protección Social en Salud deberán suspender los registros duplicados que correspondan.

La Comisión Nacional de Protección Social en Salud presentará a la Cámara de Diputados un informe semestral pormenorizado sobre la validación de los registros de beneficiarios a que se refiere esta fracción.

B. Las entidades federativas deberán remitir la información que determine la Comisión Nacional de Protección Social en Salud, de conformidad con las disposiciones generales que para tal efecto emita.

Los anexos I, II, III y IV del Acuerdo de Coordinación a que se refiere el artículo 77 bis 6 de la Ley General de Salud, deberán firmarse, en su caso, en el primer trimestre del año fiscal. Al momento de su firma a la Comisión Nacional de Protección Social en Salud y las entidades federativas, les corresponderá su publicación en sus respectivas páginas de Internet. Tratándose de los anexos II, III y IV, deberán ser publicados en el Diario Oficial de la Federación, a través de la Secretaría de Salud.

Las disposiciones consideradas en la fracción IV de este artículo deberán formar parte del anexo IV de dicho Acuerdo de Coordinación.

El Consejo Nacional de Evaluación de la Política de Desarrollo Social normará la evaluación del Sistema de Protección Social en Salud, de conformidad con lo establecido en la Ley General de Desarrollo Social.

Artículo 39. La Comisión Nacional de Cultura Física y Deporte podrá otorgar subsidios a las asociaciones deportivas nacionales y demás instituciones y organismos públicos, siempre y cuando cumplan con la Ley General de Cultura Física y Deporte y su Reglamento, con el Programa Nacional de Cultura Física y Deporte y con las reglas de operación de dicha Comisión.

Artículo 40. La Secretaría de Educación Pública será responsable de emitir las reglas de operación de los programas sujetos a las mismas, de acuerdo con lo dispuesto en el artículo 77 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, las cuales contendrán, entre otras reglas, las siguientes:

I. Los recursos destinados a programas educativos deberán ser ejercidos exclusivamente por las autoridades educativas, tanto federales como estatales;

II. Las instituciones educativas contarán con un listado exhaustivo que contenga el personal comisionado a actividades sindicales. La Secretaría de Educación Pública enviará dichos listados a la Cámara de Diputados, y

III. En ningún caso podrán existir nóminas o partidas confidenciales. Los recursos públicos otorgados a las instituciones educativas que sean usados para el pago de nóminas deberán ejercerse en el marco de la transparencia y rendición de cuentas, por lo que los beneficiarios de dichos programas deberán reportar a la Secretaría de Educación Pública los montos pagados a cada trabajador.

La Secretaría de Educación Pública, antes del 31 de enero, emitirá las convocatorias para el concurso de los diversos fondos aprobados, respecto de los programas a que se refiere este artículo, con la excepción de los que estén sujetos a los calendarios escolares específicos.

De los recursos aprobados en este Presupuesto de Egresos para el Programa de la Reforma Educativa, se destinará un 54 por ciento para proveer bebederos con suministro continuo de agua potable para uso humano en los inmuebles escolares, de conformidad con los artículos 7 y 11 de la Ley General de la Infraestructura Física Educativa.

Artículo 41. Los programas destinados a educación media superior y superior, sujetos a reglas de operación, deberán contener las siguientes disposiciones:

I. La Secretaría de Educación Pública al diseñar los programas deberá enviar a la Cámara de Diputados un informe sobre cómo dichos programas disminuirán los rezagos de cobertura y absorción en educación media superior y superior en las diversas regiones del país;

II. Las entidades federativas deberán enviar, de manera trimestral, informes tanto a la Cámara de Diputados, como a la Secretaría de Educación Pública, sobre la aplicación de fondos para la operación de los subsistemas de educación media superior y superior;

III. Las instituciones públicas de educación superior estarán obligadas a la práctica de auditoría externa de su matrícula, debiendo enviar los resultados de ésta, así como un informe semestral específico sobre la ampliación de la misma, tanto a la Cámara de Diputados como a la Secretaría de Educación Pública, y

IV. Las instituciones públicas federales y estatales de educación media superior y superior pondrán a disposición de la sociedad la información sobre la aplicación y uso de los recursos recibidos a través de este Presupuesto de Egresos. En el marco de la legislación en materia de transparencia y acceso a la información pública gubernamental y, en su caso, la ley local respectiva, las instituciones incorporarán en su página de Internet la información relacionada con los proyectos y los montos autorizados. En particular, el registro, la asignación, los avances técnicos, académicos o ambos, y el seguimiento del ejercicio de recursos, manteniendo la información actualizada con periodicidad trimestral.

La información a que se refiere este artículo deberá estar disponible de manera permanente y actualizada en la página de Internet de la Secretaría de Educación Pública, la cual deberá enviar dicha información a la Secretaría de manera trimestral.

TÍTULO QUINTO

OTRAS DISPOSICIONES PARA EL EJERCICIO FISCAL

CAPÍTULO ÚNICO

Artículo 42. Con el objeto de impulsar la cultura del pago por suministro de agua en bloque en los Distritos de Riego y mejorar la infraestructura de riego, el Ejecutivo Federal, a través de la Comisión Nacional del Agua, devolverá a los Distritos de Riego que estén al corriente en sus pagos, un importe de recursos equivalente a las cuotas que se generen en el presente ejercicio fiscal, los cuales se destinarán en un 65 por ciento a la conservación y mantenimiento de los canales y drenes menores; 25 por ciento a la conservación de la red mayor, canales y drenes principales; 8 por ciento al mantenimiento de las obras de cabeza, y 2 por ciento a la supervisión y gasto de operación.

Artículo 43. Los programas de la Secretaría de Educación Pública, destinados a fomentar la expansión de la oferta educativa de los niveles Media Superior y Superior, establecerán mecanismos que permitan disminuir el rezago en el índice de cobertura en aquellas entidades federativas que estén por debajo del promedio nacional.

La Secretaría de Educación Pública deberá informar a la Cámara de Diputados, sobre la estructura de los programas destinados a fomentar la expansión de la oferta educativa a los que hace referencia el párrafo anterior, su distribución y metas de mediano y largo plazo, a más tardar el 31 de marzo.

Los recursos federales que reciban las universidades e instituciones públicas de educación media superior y superior, incluyendo subsidios, estarán sujetos a la fiscalización que realice la Auditoría en términos de lo establecido en la Ley de Fiscalización y Rendición de Cuentas de la Federación, y se rendirá cuenta sobre el ejercicio de los mismos en los términos de las disposiciones aplicables, detallando la información siguiente:

I. Los programas a los que se destinen los recursos y el cumplimiento de las metas correspondientes;

II. El costo de nómina del personal docente, no docente, administrativo y manual, identificando las distintas categorías y los tabuladores de remuneraciones por puesto, responsabilidad laboral y su lugar de ubicación;

III. Desglose del gasto corriente destinado a su operación;

IV. Los estados de situación financiera, analítico, así como el de origen y aplicación de recursos públicos federales, y

V. La información sobre matrícula de inicio y fin de cada ciclo escolar.

De conformidad con la Ley General de Contabilidad Gubernamental, así como con los lineamientos que emita en la materia el Consejo Nacional de Armonización Contable, las universidades e instituciones públicas de educación media superior y superior llevarán el registro y la vigilancia de los activos, pasivos corrientes y contingentes, ingresos, gastos y patrimonio.

Las universidades e instituciones públicas de educación media superior y superior a que se refiere este artículo entregarán a la Secretaría de Educación Pública la información señalada en el mismo, a más tardar a los 15 días naturales posteriores a la conclusión del trimestre que corresponda. Dicha Secretaría entregará esta información a la Cámara de Diputados y la publicará en su página de Internet, a más tardar a los 30 días naturales posteriores al periodo correspondiente.

Las autoridades correspondientes para aplicar dichos recursos verificarán que el personal de cada una de las universidades e instituciones de educación media superior y superior públicas, cumplan con sus obligaciones en términos de los contratos laborales correspondientes realizándose, en su caso, la compulsa entre las nóminas y los registros de asistencia.

La Secretaría de Educación Pública enviará la información a que se refiere este artículo a la Secretaría dentro de los 10 días hábiles posteriores a que aquélla la reciba.

Artículo 44. Las sanciones económicas que, en su caso, aplique el Instituto Nacional Electoral derivado del régimen disciplinario de los partidos políticos durante 2017, serán concentradas a la Tesorería de la Federación dentro de los 30 días naturales siguientes a la fecha en que se realice el pago o se haga efectivo el descuento. Los recursos obtenidos por este concepto serán destinados en los términos de las disposiciones aplicables al Ramo 38 para el Consejo Nacional de Ciencia y Tecnología y deberán destinarse a actividades sustantivas; dichos recursos no podrán ejercerse en servicios personales y su ejercicio y destino deberá reportarse en los Informes Trimestrales.

Artículo 45. El Ejecutivo Federal, por conducto de la Secretaría, con la participación que corresponda al Consejo Nacional de Armonización Contable, establecerá los términos y condiciones para la distribución del fondo previsto en este Presupuesto de Egresos, para el otorgamiento de subsidios a las entidades federativas y a los municipios para la capacitación y profesionalización de las unidades administrativas competentes en materia de contabilidad gubernamental, así como para la modernización de tecnologías de la información y comunicaciones que permitan el cumplimiento de la armonización contable de los tres órdenes de gobierno conforme a lo dispuesto en la Ley General de Contabilidad Gubernamental.

Las disposiciones a que se refiere el párrafo anterior deberán ser publicadas en el Diario Oficial de la Federación, a más tardar dentro del primer trimestre del año.

El Consejo Nacional de Armonización Contable, a más tardar el último día hábil de noviembre, deberá publicar en su página de Internet un reporte especial sobre la aplicación de los recursos del fondo a que hace referencia el presente artículo; así como publicar durante el último trimestre del año:

I. El monto de los subsidios otorgados a cada una de las entidades federativas y municipios;

II. El tipo y alcances de los subsidios federales otorgados, y

III. Los avances y resultados reportados por las entidades federativas y municipios.

TRANSITORIOS

Primero. El presente Decreto entrará en vigor el primero de enero del año 2017.

Segundo. Las disposiciones administrativas emitidas con base en lo dispuesto en los Decretos de Presupuesto de Egresos de la Federación de ejercicios fiscales anteriores, que se encuentren vigentes hasta antes de la entrada en vigor del presente Decreto, continuarán aplicándose en lo que no se opongan a éste, hasta en tanto no se emitan nuevas disposiciones administrativas que las reformen o abroguen.

Tercero. Se faculta al Ejecutivo Federal, a través de la Secretaría, para que emita las autorizaciones que correspondan, a efecto de realizar las adecuaciones o los traspasos de recursos humanos, financieros y materiales, incluyendo bienes muebles e inmuebles, que sean necesarios como consecuencia de reformas jurídicas que tengan por objeto la creación o modificación, de cualquier dependencia, entidad o ente autónomo, reportando las mismas en los Informes Trimestrales.

Cuarto. Los recursos del Ramo Administrativo 12 Salud y del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, correspondientes a la Subfunción Protección Social en Salud, destinados a la prestación de servicios de salud a la persona, deberán ser considerados en la integración de la aportación solidaria por parte del Gobierno Federal a la que hace referencia el artículo 77 bis 13, fracción II, de la Ley General de Salud.

Quinto. Los recursos del Fondo de Aportaciones para la Educación Tecnológica y de Adultos correspondientes a las entidades federativas que no hayan suscrito los convenios a los que hace referencia el artículo 42 de la Ley de Coordinación Fiscal deberán ser transferidos del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios al Ramo 11 Educación, a fin de que a través de éste se transfieran para esos mismos fines a dichas entidades federativas. Lo anterior, hasta en tanto sean suscritos los convenios de coordinación respectivos.

Sexto. La Secretaría de Salud, en coordinación con las entidades federativas, iniciará en el ejercicio fiscal 2017 el análisis de los conceptos y montos de las remuneraciones correspondientes a los registros de las plazas siguientes:

I. Las transferidas en el marco del Acuerdo Nacional para la Descentralización de los Servicios de Salud, publicado en el Diario Oficial de la Federación el 25 de septiembre de 1996 y los acuerdos de coordinación que de conformidad con el mismo fueron formalizados con las entidades federativas, así como aquéllas que posteriormente han sido homologadas, regularizadas y formalizadas, que al 31 de diciembre de 2016 su pago fue cubierto con cargo a las transferencias de recursos provenientes del Fondo de Aportaciones para los Servicios de Salud del Ramo 33, y

II. Las destinadas a la prestación de los Servicios de Salud a la persona del Sistema de Protección Social en Salud, que al 31 de diciembre de 2016, su pago fue cubierto con cargo a las transferencias de recursos provenientes del Ramo 12 Salud. Lo anterior, a fin de realizar la validación que corresponda con la Secretaría.

Para efecto de lo anterior, la Secretaría de Salud y la Secretaría darán a conocer a las entidades federativas el procedimiento de coordinación y los plazos para llevar a cabo el análisis de los conceptos y montos de las remuneraciones correspondientes.

Séptimo. Para efectos de lo establecido en el Cuarto Transitorio, último párrafo del "Decreto por el que se expide la Ley General del Sistema Nacional Anticorrupción; la Ley General de Responsabilidades Administrativas, y la Ley Orgánica del Tribunal Federal de Justicia Administrativa" publicado en el Diario Oficial de la Federación el 18 de julio de 2016, durante el ejercicio fiscal 2017, la Secretaría realizará las adecuaciones presupuestarias correspondientes para que se provean los recursos humanos, financieros y materiales correspondientes para el inicio de operación de la Secretaría Ejecutiva del Sistema Nacional Anticorrupción.

Octavo. Las obras de infraestructura y las acciones que realicen las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México, con cargo a recursos del presente Presupuesto de Egresos, se sujetarán a las especificaciones y características de imagen y promoción de las mismas que se establezcan en los lineamientos que para tales efectos emita la Función Pública a más tardar el 31 de marzo.

Noveno. Las entidades federativas deberán notificar y realizar la entrega de los recursos federales que correspondan a los municipios o demarcaciones territoriales de la Ciudad de México, en los plazos y términos que establecen las leyes federales aplicables, el Presupuesto de Egresos, y en el caso de programas de subsidios o gasto reasignado, conforme a lo previsto en los convenios que celebren con las dependencias y entidades de la Administración Pública Federal que les transfieran recursos federales.

Las entidades federativas no podrán establecer requisitos adicionales ni realizar acciones u omisiones que impidan el ejercicio eficiente, eficaz y oportuno de los recursos públicos que por su conducto se transfieran a los municipios y, en su caso, a las demarcaciones territoriales de la Ciudad de México.

Las entidades federativas, por conducto de la Secretaría de Finanzas o su equivalente, deberán hacer pública la información relativa a la fecha y el monto de las transferencias de recursos federales que deriven de los proyectos aprobados en el Presupuesto de Egresos, realizadas a sus municipios o demarcaciones territoriales de la Ciudad de México, a través de sus respectivas páginas oficiales de Internet, dentro de los diez días naturales siguientes a la fecha en que los recursos correspondientes hayan sido efectivamente depositados en las cuentas bancarias específicas de los municipios o demarcaciones, incluyendo el número de identificación de la transferencia.

El incumplimiento a lo previsto en el presente artículo, incluyendo el destino de los recursos correspondientes, será sancionado por las autoridades competentes en los términos de la legislación aplicable, sin perjuicio de las responsabilidades de carácter civil, administrativo o penal que, en su caso, se determinen.

Décimo. En el Anexo 20 de este Presupuesto se incluye la cantidad de $750,000,000 para la constitución del Fondo para Fronteras, el cual tendrá por objeto el otorgamiento de apoyos que se destinarán a obras de infraestructura que coadyuven a abatir la pobreza y promuevan el bienestar social, así como a proyectos de desarrollo económico que fomenten la competitividad en las entidades federativas o municipios en cuyo territorio se encuentren las líneas divisorias internacionales del norte y sur del país.

El ejercicio de los recursos de dicho Fondo estará sujeto a las disposiciones que para tal efecto emita la Secretaría, dentro del primer trimestre del ejercicio fiscal, para que las entidades federativas o municipios puedan acceder a los recursos aprobados en este fondo, así como a esquemas financieros que, en su caso, permitan potenciar dichos recursos a cargo de la entidad federativa y/o municipio, incluyendo el costo financiero.

ANEXO 1. GASTO NETO TOTAL (pesos)

A: RAMOS AUTÓNOMOS		**105,351,146,147**
Gasto Programable		
01	Poder Legislativo	14,447,171,472
	Cámara de Senadores [1/]	4,541,972,587
	Cámara de Diputados [2/]	7,629,432,185
	Auditoría Superior de la Federación	2,275,766,700
03	Poder Judicial	69,477,231,563
	Suprema Corte de Justicia de la Nación	5,488,046,962
	Consejo de la Judicatura Federal	60,863,904,601
	Tribunal Electoral del Poder Judicial de la Federación	3,125,280,000
22	Instituto Nacional Electoral	15,071,176,879
35	Comisión Nacional de los Derechos Humanos	1,728,566,039
41	Comisión Federal de Competencia Económica	537,243,760
42	Instituto Nacional para la Evaluación de la Educación	1,153,895,078
43	Instituto Federal de Telecomunicaciones	1,980,000,000
44	Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales	955,861,356
RAMO: 40 INFORMACIÓN NACIONAL ESTADÍSTICA Y GEOGRÁFICA		**7,033,704,504**
	Instituto Nacional de Estadística y Geografía	7,033,704,504
RAMO: 32 TRIBUNAL FEDERAL DE JUSTICIA ADMINISTRATIVA		**2,554,777,815**
	Tribunal Federal de Justicia Administrativa	2,554,777,815
B: RAMOS ADMINISTRATIVOS		**978,730,335,003**
Gasto Programable		
02	Oficina de la Presidencia de la República	1,819,588,182
04	Gobernación	58,187,060,971
05	Relaciones Exteriores	7,819,190,318
06	Hacienda y Crédito Público [3/]	26,857,819,823
07	Defensa Nacional	69,407,968,044
08	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	70,597,215,782
09	Comunicaciones y Transportes	84,627,745,420
10	Economía	9,524,564,724
11	Educación Pública	267,655,185,221
12	Salud	121,817,532,748
13	Marina	26,336,892,497
14	Trabajo y Previsión Social	3,536,129,469
15	Desarrollo Agrario, Territorial y Urbano	16,018,897,188
16	Medio Ambiente y Recursos Naturales	36,058,607,085
17	Procuraduría General de la República	15,897,460,324
18	Energía	2,361,605,506
20	Desarrollo Social	105,339,637,578
21	Turismo	3,947,455,241
27	Función Pública	1,106,575,552
31	Tribunales Agrarios	882,205,614
37	Consejería Jurídica del Ejecutivo Federal	121,331,124
38	Consejo Nacional de Ciencia y Tecnología	26,963,512,279
45	Comisión Reguladora de Energía	339,993,356
46	Comisión Nacional de Hidrocarburos	290,011,903
47	Entidades no Sectorizadas	8,787,848,969
48	Cultura [4/]	12,428,300,085
C: RAMOS GENERALES		**2,695,832,643,363**
Gasto Programable		
19	Aportaciones a Seguridad Social	642,744,210,907
23	Provisiones Salariales y Económicas	131,865,621,170
25	Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos	51,251,051,583
33	Aportaciones Federales para Entidades Federativas y Municipios	651,861,755,922

Gasto No Programable		
24	Deuda Pública	416,319,299,999
28	Participaciones a Entidades Federativas y Municipios	742,566,220,934
29	Erogaciones para las Operaciones y Programas de Saneamiento Financiero	0
30	Adeudos de Ejercicios Fiscales Anteriores	23,375,682,148
34	Erogaciones para los Programas de Apoyo a Ahorradores y Deudores de la Banca	35,848,800,700
D: ENTIDADES SUJETAS A CONTROL PRESUPUESTARIO DIRECTO		**886,271,858,636**
Gasto Programable		
GYN	Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado 5/	263,589,295,179
GYR	Instituto Mexicano del Seguro Social	622,682,563,457
E: EMPRESAS PRODUCTIVAS DEL ESTADO		**844,795,079,913**
Gasto Programable		
TYY	Petróleos Mexicanos (Consolidado)	391,946,173,180
TVV	Comisión Federal de Electricidad	332,453,989,726
Gasto No Programable		
	Costo Financiero, que se distribuye para erogaciones de:	120,394,917,007
TYY	Petróleos Mexicanos (Consolidado)	102,272,900,000
TVV	Comisión Federal de Electricidad	18,122,017,007
Neteo: Resta de: a) aportaciones ISSSTE; y, b) subsidios, transferencias y apoyos fiscales a las entidades de control directo y empresas productivas del Estado.		**631,677,045,381**
GASTO NETO TOTAL		**4,888,892,500,000**

1/ Incluye 70 millones de pesos para el Canal del Congreso.

2/ Incluye 70 millones de pesos para el Canal del Congreso.

3/ Incluye recursos por 120,812,058 pesos que corresponden al Instituto de Administración y Avalúos de Bienes Nacionales, los cuales son transferidos del Ramo Administrativo 27 Función Pública, en términos de lo previsto en el Tercero Transitorio del Decreto por el que se reforma y deroga diversas disposiciones de la Ley Orgánica de la Administración Pública Federal en Materia de Control Interno del Ejecutivo Federal, publicado en el Diario Oficial de la Federación el 18 de julio de 2016.

4/ La ejecución de los recursos asignados a las entidades paraestatales que correspondan, se realizará una vez que concluya con su proceso de resectorización, en términos de las disposiciones jurídicas aplicables.

5/ Incluye recursos para la creación de 3,000 plazas de la Rama Médica, Paramédica y Grupos Afines, las cuales se destinarán únicamente a fortalecer los servicios de salud que se prestan a los derechohabientes del ISSSTE.

ANEXO 2. GASTO CORRIENTE ESTRUCTURAL (pesos)

Gasto Corriente Estructural	**2,057,328,276,100**

***/ La asignación corresponde a montos estimados con base en las reasignaciones determinadas por la H. Cámara de Diputados.**

ANEXO 3. GASTOS OBLIGATORIOS (millones de pesos) */

Previsiones para Gastos Obligatorios	**3,402,916.7**
Previsiones para Gastos Obligatorios con Pensiones y Jubilaciones	**4,123,045.6**

*/ La asignación corresponde a montos estimados con base en las reasignaciones determinadas por la H. Cámara de Diputados.

ANEXO 4. EROGACIONES PLURIANUALES PARA PROYECTOS DE INFRAESTRUCTURA (millones de pesos)

	MONTO
INFRAESTRUCTURA HIDRÁULICA	**3,600.0**
Túnel Emisor Oriente (TEO)	3,600.0
INFRAESTRUCTURA TURÍSTICA	**100.0**
CIP Costa del Pacífico	100.0
TOTAL	3,700.0

ANEXO 5. COMPROMISOS PLURIANUALES (millones de pesos)

	MONTO
Dependencias y Entidades (Recursos Fiscales)	54,633.77
Entidades de Control Directo	28,135.73
Empresas Productivas del Estado	199,863.66

ANEXO 5.A. PROYECTOS DE ASOCIACIÓN PÚBLICO-PRIVADA (millones de pesos)

Para efectos de lo dispuesto en el artículo 3o., fracción VI del Presupuesto de Egresos de la Federación, el monto máximo anual de gasto programable para los proyectos de asociación público-privada, asciende a la cantidad de $33'622,200,000.

PROYECTOS DE ASOCIACIÓN PÚBLICO-PRIVADA	ENTIDAD FEDERATIVA	MONTO TOTAL INVERSIÓN1/	MONTO 20172/
PROYECTOS NUEVOS		**11,868.0**	**1,903.1**
SECRETARÍA DE COMUNICACIONES Y TRANSPORTES		**9,124.2**	**1,510.3**
Programa APP de Conservación Plurianual de la Red Federal de Carreteras (Matehuala - Saltillo) para el periodo 2017-2027	Nuevo León	1,762.5	287.1
Programa APP de Conservación Plurianual de la Red Federal de Carreteras (Pirámides-Tulancingo-Pachuca) para el periodo 2017-2027	Estado de México e Hidalgo	1,865.2	257.3
Programa APP de Conservación Plurianual de la Red Federal de Carreteras (Saltillo-Monterrey-Nuevo Laredo) para el periodo 2017-2027	Coahuila, Nuevo León y Tamaulipas	3,236.1	595.4
Programa APP de Conservación Plurianual de la Red Federal de Carreteras (Texcoco-Zacatepec) para el periodo 2017-2027	Estado de México, Tlaxcala y Puebla	2,260.3	370.5
INSTITUTO DE SEGURIDAD Y SERVICIOS SOCIALES DE LOS TRABAJADORES DEL ESTADO		**2,743.8**	**392.8**
Sustitución del actual Hospital General "Aquiles Calles Ramírez" en Tepic, Nayarit	Nayarit	1,219.7	149.3
Nuevo Hospital General en la Delegación Regional Sur de la Ciudad de México	Ciudad de México	1,524.1	243.5
PROYECTOS AUTORIZADOS EN EJERCICIOS ANTERIORES		**14,352.4**	**6,569.9**
SECRETARÍA DE COMUNICACIONES Y TRANSPORTES		**4,928.2**	**2,293.2**
Libramiento de la Carretera La Galarza-Amatitlanes	Puebla	910.7	637.5
Programa Asociación Público Privada de Conservación Plurianual de la Red Federal de Carreteras (APP Querétaro - San Luís Potosí)	Guanajuato, Querétaro y San Luis Potosí	1,919.3	800.2
Programa Asociación Público Privada de Conservación Plurianual de la Red Federal de Carreteras (APP Coatzacoalcos - Villahermosa)	Tabasco y Veracruz	2,098.2	855.5
INSTITUTO MEXICANO DEL SEGURO SOCIAL		**6,267.8**	**2,604.8**
Construcción del Hospital General de Zona de 144 camas, en Bahía de Banderas, Nayarit	Nayarit	1,180.8	525.6
Construcción del Hospital General de Zona (HGZ) de 180 camas en la localidad de Tapachula, en el estado de Chiapas	Chiapas	1,400.8	581.1
Construcción del Hospital Regional (HGR) de 260 camas en el Municipio de García, Nuevo León	Nuevo León	1,873.1	763.0
Construcción del Hospital General Regional de 260 camas en Tepotzotlán, Estado de México	Estado de México	1,813.0	735.2
INSTITUTO DE SEGURIDAD Y SERVICIOS SOCIALES DE LOS TRABAJADORES DEL ESTADO		**3,156.4**	**1,671.9**
Construcción y operación del nuevo Hospital General Dr. Gonzalo Castañeda, D.F.	Ciudad de México	1,556.8	508.8
Construcción de una nueva Clínica Hospital en Mérida, Yucatán	Yucatán	875.0	612.5
Sustitución del Hospital General Dr. Daniel Gurría Urgell en Villahermosa, Tabasco	Tabasco	724.5	550.7
TOTAL		**26,220.4**	**8,473.0**

1/ Monto estimado en gasto de inversión del sector privado en infraestructura, en millones de pesos de 2017, incluyen IVA.

2/ Inversión estimada prevista por el sector privado para el 2017, en millones de pesos de 2017, incluyen IVA.

ANEXO 6. PROYECTOS DE INFRAESTRUCTURA PRODUCTIVA DE LARGO PLAZO (pesos)

6.A. Monto autorizado para proyectos aprobados en ejercicios fiscales anteriores de inversión directa e inversión condicionada

	Inversión Directa	Inversión Condicionada	Suma
Comisión Federal de Electricidad	653,009,419,029	250,099,177,163	903,108,596,192

6.B. Monto comprometido de proyectos de inversión directa autorizados en ejercicios fiscales anteriores

	Monto Autorizado	Monto Contratado	Monto Comprometido
Comisión Federal de Electricidad	494,017,010,090	385,075,594,337	220,554,209,656

6.C. Monto máximo de compromiso de proyectos de inversión condicionada autorizados en ejercicios fiscales anteriores

	Monto Autorizado	Monto Contratado	Máximo Comprometido
Comisión Federal de Electricidad	206,812,088,815	145,174,660,426	106,500,447,081

6.D. Previsiones para pago de amortizaciones y costo financiero de proyectos de inversión directa

	Inversión Física (Amortizaciones)	Costo Financiero	Suma
Comisión Federal de Electricidad	17,827,343,369	6,086,597,178	23,913,940,547

ANEXO 7. PREVISIONES SALARIALES Y ECONÓMICAS (pesos) */

		Incremento a las percepciones	Creación de plazas	Otras medidas de carácter económico, laboral y contingente	Total
		I	II	III	
Ramos Administrativos					
02	Oficina de la Presidencia de la República	14,644,192		3,293,896	17,938,088
04	Gobernación	669,630,208		235,728,123	905,358,331
05	Relaciones Exteriores	27,206,481		9,433,277	36,639,758
06	Hacienda y Crédito Público	314,464,855	15,831,223	104,216,939	434,513,017
07	Defensa Nacional	909,635,094		0	909,635,094
08	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	148,057,746	39,103,433	72,157,108	259,318,287
09	Comunicaciones y Transportes	135,601,483	66,277,236	79,813,815	281,692,534
10	Economía	52,509,904		21,711,639	74,221,543
11	Educación Pública	1,949,770,818		1,906,771,753	3,856,542,571
12	Salud	531,454,457	200,353,623	150,971,200	882,779,280
13	Marina	243,286,241		216,534,974	459,821,215
14	Trabajo y Previsión Social	38,619,665		18,589,371	57,209,036
15	Desarrollo Agrario, Territorial y Urbano	35,477,833		17,901,812	53,379,645
16	Medio Ambiente y Recursos Naturales	135,042,614		88,275,501	223,318,115
17	Procuraduría General de la República	273,905,762		26,545,606	300,451,368
18	Energía	26,859,691		3,339,764	30,199,455
20	Desarrollo Social	44,896,591		21,529,248	66,425,839
21	Turismo	18,690,461		7,230,380	25,920,841
27	Función Pública	20,328,706		2,751,069	23,079,775
31	Tribunales Agrarios	13,210,759		5,495,864	18,706,623
37	Consejería Jurídica del Ejecutivo Federal	2,677,133		229,623	2,906,756
38	Consejo Nacional de Ciencia y Tecnología	98,366,191	200,000,000	66,261,319	364,627,510
45	Comisión Reguladora de Energía	5,048,889		411,414	5,460,303
46	Comisión Nacional de Hidrocarburos	4,910,599		256,800	5,167,399
47	Entidades no Sectorizadas	28,702,450		8,082,619	36,785,069
Ramos Generales					
23	Provisiones Salariales y Económicas	5,645,467,336	500,000,000	2,749,600,967	8,895,068,303

*/ Para efectos de control presupuestario y eficiencia del gasto, la administración de estos recursos se considera en el Ramo General 23 Provisiones Salariales y Económicas.

ANEXO 8. COSTO FINANCIERO DE LA DEUDA Y OTRAS EROGACIONES (pesos)

	MONTO
Costo financiero de la deuda del Gobierno Federal incluido en el Ramo General 24 Deuda Pública	416,319,299,999
Costo financiero de la deuda de las empresas incluidas en el Anexo 1.E de este Decreto	120,394,917,007
Erogaciones incluidas en el Ramo General 29 Erogaciones para las Operaciones y Programas de Saneamiento Financiero	0
Erogaciones incluidas en el Ramo General 34 Erogaciones para los Programas de Apoyo a Ahorradores y Deudores de la Banca	35,848,800,700
Obligaciones incurridas a través de los programas de apoyo a deudores	13,403,200,700
Obligaciones surgidas de los programas de apoyo a ahorradores	22,445,600,000
Total	**572,563,017,706**

ANEXO 9. MONTOS MÁXIMOS DE ADJUDICACIÓN MEDIANTE PROCEDIMIENTO DE ADJUDICACIÓN DIRECTA Y DE INVITACIÓN A CUANDO MENOS TRES PERSONAS, ESTABLECIDOS EN MILES DE PESOS, SIN CONSIDERAR EL IMPUESTO AL VALOR AGREGADO:

Adquisiciones, Arrendamientos y Servicios			
Presupuesto autorizado de adquisiciones, arrendamientos y servicios		**Monto máximo total de cada operación que podrá adjudicarse directamente**	**Monto máximo total de cada operación que podrá adjudicarse mediante invitación a cuando menos tres personas**
Mayor de	**Hasta**	**Dependencias y Entidades**	**Dependencias y Entidades**
	15,000	179	616
15,000	30,000	205	887
30,000	50,000	231	1,155
50,000	100,000	257	1,425
100,000	150,000	282	1,699
150,000	250,000	321	2,052
250,000	350,000	347	2,310
350,000	450,000	373	2,452
450,000	600,000	398	2,719
600,000	750,000	410	2,862
750,000	1,000,000	450	3,130
1,000,000		474	3,271

Obras Públicas y Servicios Relacionados con las Mismas					
Presupuesto autorizado para realizar obras públicas y servicios relacionados con las mismas		**Monto máximo total de cada obra pública que podrá adjudicarse directamente**	**Monto máximo total de cada servicio relacionado con obra pública que podrá adjudicarse directamente**	**Monto máximo total de cada obra pública que podrá adjudicarse mediante invitación a cuando menos tres personas**	**Monto máximo total de cada servicio relacionado con obra pública que podrá adjudicarse mediante invitación a cuando menos tres personas**
Mayor de	**Hasta**	Dependencias y Entidades	**Dependencias y Entidades**	**Dependencias y Entidades**	**Dependencias y Entidades**
	15,000	286	141	2,550	1,980
15,000	30,000	354	179	2,829	2,122
30,000	50,000	425	213	3,256	2,550
50,000	100,000	493	245	3,964	2,969
100,000	150,000	567	286	4,670	3,537
150,000	250,000	639	320	5,379	4,243
250,000	350,000	779	388	6,232	4,670
350,000	450,000	847	425	6,793	5,081
450,000	600,000	994	493	8,075	6,084
600,000	750,000	1,134	567	9,195	6,938
750,000	1,000,000	1,268	639	10,329	7,781
1,000,000		1,347	708	11,595	8,768

Nota.- Los anteriores montos se establecen sin perjuicio de los umbrales derivados de los tratados de libre comercio suscritos por México, por lo que las contrataciones por montos superiores a dichos umbrales deberán licitarse, salvo que las mismas se incluyan en la reserva correspondiente, o se cumpla con algún supuesto de excepción a la licitación pública prevista en dichos tratados.

ANEXO 10. EROGACIONES PARA EL DESARROLLO INTEGRAL DE LOS PUEBLOS Y COMUNIDADES INDÍGENAS (pesos)

Ramo	Denominación	Monto
Total		**74,895,765,920**
04 Gobernación		**26,842,250**
	Conducción de la política interior	26,842,250
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación		**4,637,870,674**
	Programa de Fomento a la Agricultura	2,229,066,450
	Programa de Apoyos a Pequeños Productores	2,408,804,224
09 Comunicaciones y Transportes		**1,977,106,656**
	Conservación de infraestructura de caminos rurales y carreteras alimentadoras	1,592,499,158
	Estudios y proyectos de construcción de caminos rurales y carreteras alimentadoras	48,894,499
	Programa de Empleo Temporal (PET)	335,712,999
11 Educación Pública		**9,653,643,268**
	Educación para Adultos (INEA)	80,483,494
	Educación Inicial y Básica Comunitaria	494,704,591
	Normar los servicios educativos	101,880,707
	PROSPERA Programa de Inclusión Social	8,031,795,614
	Programa Nacional de Becas	591,396,228
	Programa para la Inclusión y la Equidad Educativa	275,440,209
	Fortalecimiento de la Calidad Educativa	77,942,425
12 Salud		**5,172,412,270**
	Rectoría en Salud	9,800,000
	Prevención y control de enfermedades	29,184,643
	Salud materna, sexual y reproductiva	14,886,151
	PROSPERA Programa de Inclusión Social	964,405,284
	Fortalecimiento a la atención médica	279,109,209
	Seguro Popular	3,875,026,983
15 Desarrollo Agrario, Territorial y Urbano		**1,548,537,914**
	Programa de Infraestructura	299,146,431
	Programa de Apoyo a la Vivienda	1,249,391,483
16 Medio Ambiente y Recursos Naturales		**1,353,564,689**
	Rehabilitación y Modernización de Presas y Estructuras de Cabeza	56,577,873
	Infraestructura para la Protección de Centros de Población y Áreas Productivas	78,390,000
	Infraestructura para la modernización y rehabilitación de riego y temporal tecnificado	178,962,097
	Planeación, Dirección y Evaluación Ambiental	584,805
	Programa de Conservación para el Desarrollo Sostenible	49,327,932
	Programa de Empleo Temporal (PET)	44,204,649
	Agua Potable, Drenaje y Tratamiento	133,285,309
	Programa de Apoyo a la Infraestructura Hidroagrícola	230,633,149
	Apoyos para el Desarrollo Forestal Sustentable	581,598,875
19 Aportaciones a Seguridad Social		**3,776,145,000**
	Programa IMSS-PROSPERA	3,776,145,000
20 Desarrollo Social		**29,560,862,467**
	Programa de Fomento a la Economía Social	232,799,752
	Programa de Abasto Social de Leche a cargo de Liconsa, S.A. de C.V.	32,108,105
	Programa de Abasto Rural a cargo de Diconsa, S.A. de C.V. (DICONSA)	979,048,140
	Programas del Fondo Nacional de Fomento a las Artesanías (FONART)	173,795,063
	Programa 3 x 1 para Migrantes	37,564,750
	Programa de Coinversión Social	169,997,676
	Programa de Empleo Temporal (PET)	119,925,961
	PROSPERA Programa de Inclusión Social	13,599,975,494
	Programa de estancias infantiles para apoyar a madres trabajadoras	263,972,820
	Pensión para Adultos Mayores	12,575,009,339
	Comedores Comunitarios	1,376,665,366

21 Turismo	**56,038,510**
Programa de Desarrollo Regional Turístico Sustentable y Pueblos Mágicos	56,038,510
23 Provisiones Salariales y Económicas	**578,899,951**
Fondo Regional	578,899,951
33 Aportaciones Federales para Entidades Federativas y Municipios	**10,627,482,728**
FAIS Municipal y de las Demarcaciones Territoriales del Distrito Federal	8,494,895,763
FAM Asistencia Social	2,132,586,965
35 Comisión Nacional de los Derechos Humanos	**19,420,966**
Promover y proteger los Derechos Humanos de los integrantes de pueblos y comunidades indígenas y atender asuntos de indígenas en reclusión.	19,420,966
38 Consejo Nacional de Ciencia y Tecnología	**30,000,000**
Apoyos para actividades científicas, tecnológicas y de innovación	30,000,000
47 Entidades no Sectorizadas	**5,806,611,235**
Actividades de apoyo Administrativo	195,031,373
Actividades de apoyo a la función pública y buen gobierno	11,271,327
Planeación y Articulación de la Acción Pública hacia los Pueblos Indígenas	1,013,689,527
Programa de Apoyo a la Educación Indígena	1,261,604,280
Programa de Infraestructura Indígena	2,264,127,366
Programa para el Mejoramiento de la Producción y la Productividad Indígena	772,209,174
Programa de Derechos Indígenas	288,678,188
48 Cultura	**70,327,341**
Educación y cultura indígena	70,327,341

Se consideran solo las ampliaciones aprobadas por la H. Cámara de Diputados.

ANEXO 11. PROGRAMA ESPECIAL CONCURRENTE PARA EL DESARROLLO RURAL SUSTENTABLE (millones de pesos)

Vertiente	Programa PEC / Ramo / Componente / Subcomponente / Rama Productiva	MONTO
	Total	318,906.7
Financiera		2,942.4
	Programa de financiamiento y aseguramiento al medio rural	2,942.4
	Hacienda y Crédito Público	**2,942.4**
	AGROASEMEX	1,543.9
	Banco del Ahorro Nacional y Servicios Financieros SNC (BANSEFI)	38.5
	Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero (FND)	900.0
	Fideicomisos Instituidos en Relación con la Agricultura (FIRA)	300.0
	Fondo de Capitalización e Inversión del Sector Rural (FOCIR)	160.0
Competitividad		**52,331.1**
	Programa de Apoyos a la Comercialización	**9,421.8**
	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	**9,421.8**
	Programa de Apoyos a la Comercialización	9,421.8
	Incentivos a la Comercialización	9,144.6
	Promoción Comercial y Fomento a las Exportaciones	277.2
	Programa de Fomento a la Inversión y Productividad	**42,909.3**
	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	**41,492.8**
	Programa de Fomento a la Productividad Pesquera y Acuícola	2,005.6
	Impulso a la Capitalización	1,915.6
	Paquetes Productivos Pesqueros y Acuícolas	90.0
	Programa de Concurrencia con las Entidades Federativas	2,000.0
	Programa de Fomento a la Agricultura	16,348.9
	Capitalización Productiva Agrícola	1,654.9
	Estrategias Integrales de Política Pública Agrícola	1,172.2
	Investigación, Innovación y Desarrollo Tecnológico Agrícola	2,591.0
	Mejoramiento Productivo de Suelo y Agua	1,985.9
	PROAGRO Productivo	8,944.8

Programa de Fomento Ganadero	889.2
Investigación, Innovación y Desarrollo Tecnológico Pecuarios	151.1
Capitalización Productiva Pecuaria	386.3
Estrategias Integrales para la Cadena Productiva	351.8
Programa de Productividad y Competitividad Agroalimentaria	4,278.5
Fortalecimiento a la Cadena Productiva	222.9
Acceso al Financiamiento	1,526.7
Activos Productivos y Agrologística	1,315.5
Certificación y Normalización Agroalimentaria	36.2
Desarrollo Productivo del Sur Sureste y Zonas Económicas Especiales	1,177.1
Programa de Sanidad e Inocuidad Agroalimentaria	4,668.0
Programa de Acciones Complementarias para Mejorar las Sanidades	1,989.4
Campañas Fitozoosanitarias	759.5
Inocuidad Agroalimentaria, Acuícola y Pesquera	400.0
Inspección y Vigilancia Epidemiológica, de plagas y Enfermedades Reglamentadas no Cuarentenarias	759.5
Vigilancia Epidemiológica, de plagas y Enfermedades Cuarentenarias	759.5
Programa de Apoyos a Pequeños Productores	11,068.8
Arráigate Joven- Impulso Emprendedor	567.6
Atención a Siniestros Agropecuarios	3,866.6
Desarrollo de las Zona Áridas (PRODEZA)	789.7
El Campo en Nuestras Manos	1,206.9
Extensionismo, Desarrollo de Capacidades y Asociatividad Productiva	1,195.3
Fortalecimiento a Organizaciones Rurales	308.6
PROCAFÉ e Impulso Productivo al Café	729.7
Programa de Incentivos para Productores de Maíz y Frijol (PIMAF)	1,650.0
Proyectos Productivos (FAPPA)	754.5
Sistema Nacional de Información para el Desarrollo Rural Sustentable	185.2
Sistema Nacional de Información para el Desarrollo Rural Sustentable (SNIDRUS)	172.5
Sistema Integral para el Desarrollo Sustentable de la Caña de Azúcar (SIDESCA)	12.7
Sistema Nacional de Investigación Agrícola	48.5
Sistema Nacional de Investigación Agrícola	11.5
Fondo SAGARPA-CONACYT	37.0
Economía	**80.0**
Fondo Nacional Emprendedor (FNE)	80.0
Desarrollo Social	**1,280.5**
Programa de Fomento a la Economía Social	1,143.0
Fondo Nacional de Fomento a las Artesanías (FONART)	137.5
Turismo	**56.0**
Ecoturismo y Turismo Rural	56.0
Medio Ambiente	**9,149.2**
Programa de Sustentabilidad de los Recursos Naturales	**9,149.2**
Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	**3,998.2**
Programa de Fomento a la Productividad Pesquera y Acuícola	231.9
Desarrollo de la Acuacultura	199.9
Ordenamiento y Vigilancia Pesquera y Acuícola	32.0
Programa de Fomento a la Agricultura	100.0
Energías Renovables	100.0
Programa de Fomento Ganadero	2,208.9
PROGAN Productivo	2,007.5
Sustentabilidad Pecuaria	201.4
Programa de Apoyos a Pequeños Productores	1,457.4
Infraestructura Productiva para el Aprovechamiento Sustentable del Suelo y Agua (Ejecución Nacional)	1,457.4

Medio Ambiente y Recursos Naturales	**5,151.0**
Forestal	3,459.4
Protección al medio ambiente en el medio rural	1,691.6
Desarrollo Regional Sustentable	234.9
PET (Incendios Forestales)	315.7
PROFEPA	177.3
Vida Silvestre	963.6
Educativa	**36,895.1**
Programa de Educación e Investigación	**36,895.1**
Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	**5,936.0**
Colegio de Postgraduados	1,387.1
Colegio Superior Agropecuario del Estado de Guerrero (CSAEGRO)	107.9
Instituto Nacional de Investigaciones Forestales, Agrícolas y Pecuarias (INIFAP)	1,256.8
Instituto Nacional de Pesca (INAPESCA)	512.8
Universidad Autónoma Chapingo	2,671.5
Educación Pública	**30,959.1**
Desarrollo de Capacidades Educación	5,604.9
Educación Agropecuaria	7,255.3
PROSPERA Educación	17,227.4
Universidad Autónoma Agraria Antonio Narro	871.5
Laboral	**566.1**
Programa de mejoramiento de condiciones laborales en el medio rural	**566.1**
Trabajo y Previsión Social	**35.0**
Trabajadores Agrícolas Temporales	35.0
Desarrollo Social	**531.1**
PET	531.1
Social	**98,035.7**
Programa de atención a la pobreza en el medio rural	**65,398.3**
Relaciones Exteriores	**75.0**
Atención a migrantes	75.0
Desarrollo Agrario, Territorial y Urbano	**12,631.4**
Atención a la población agraria	12,631.4
Vivienda Rural	8,568.8
Infraestructura Rural	4,062.6
Desarrollo Social	**46,885.3**
Atención a migrantes	156.5
Atención a la población agraria	46,728.8
Jornaleros Agrícolas	239.9
PROSPERA Desarrollo Social	11,147.6
Pensión para Adultos Mayores	35,190.5
Coinversión Social	150.9
Entidades no Sectorizadas	**5,806.6**
Atención a Indígenas (CDI)	5,806.6
Programa de Derecho a la Alimentación	**30,931.2**
Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	**2,584.9**
Programa de Fomento a la Productividad Pesquera y Acuícola	48.0
Fomento al Consumo	48.0
Programa de Apoyos a Pequeños Productores	2,537.0
Proyecto de Seguridad Alimentaria para Zonas Rurales	2,537.0
Desarrollo Social	**28,346.2**
Programa de Abasto Rural a cargo de DICONSA S.A. de C.V.	2,056.9
PROSPERA Alimentación	25,012.9
Programa Alimentario	795.4
Consumo de leche Liconsa	481.0
Programa de apoyo a la adquisición de leche	**1,641.7**
Desarrollo Social	**1,641.7**
Adquisición de leche a productores nacionales	1,641.7

Programa de atención a las mujeres en situación de violencia	**64.5**
Desarrollo Social	**64.5**
Programa de Apoyo a las Instancias de Mujeres en las Entidades Federativas, PAIMEF	64.5
Infraestructura	**58,722.1**
Programa de infraestructura en el medio rural	**58,722.1**
Comunicaciones y Transportes	**7,470.6**
Infraestructura	7,470.6
Construcción de Caminos Rurales	3,464.6
Mantenimiento de Caminos Rurales	4,006.0
Medio Ambiente y Recursos Naturales	**4,686.2**
IMTA	245.4
Infraestructura Hidroagrícola	3,514.5
Programa de perforación y equipamiento de pozos agrícolas en estados afectados con sequía	67.9
Programas Hidráulicos	858.4
Aportaciones Federales para Entidades Federativas y Municipios	**46,565.3**
Aportaciones Federales para Entidades Federativas y Municipios	46,565.3
Salud	**49,359.0**
Programa de atención a las condiciones de salud en el medio rural	**49,359.0**
Salud	**37,729.0**
Salud en población rural	37,729.0
Desarrollo de Capacidades Salud	187.5
Sistema de Protección Social en Salud (SPSS)	37,541.4
PROSPERA Salud	5,142.4
Seguro Médico Siglo XXI	1,462.5
Seguro Popular	30,936.5
Aportaciones a Seguridad Social	**11,630.0**
IMSS-PROSPERA	11,350.0
Seguridad Social Cañeros	280.0
Agraria	**799.8**
Programa para la atención de aspectos agrarios	**799.8**
Desarrollo Agrario, Territorial y Urbano	**799.8**
Atención de aspectos agrarios	799.8
Archivo General Agrario	134.6
Conflictos Agrarios y Obligaciones Jurídicas	448.1
Regularización y Registro de Actos Jurídicos Agrarios	217.2
Administrativa	**10,106.3**
Gasto Administrativo	**10,106.3**
Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	**7,124.4**
ASERCA	247.9
Comité Nacional para el Desarrollo Sustentable de la Caña de Azúcar	13.3
CONAPESCA	854.4
CONAZA	65.9
Dependencia Sagarpa	3,623.2
FEESA	8.6
FIRCO	246.9
INCA RURAL	27.4
SENASICA	1,886.9
SIAP	107.9
SNICS	42.1
Desarrollo Agrario, Territorial y Urbano	**2,099.7**
Dependencia SEDATU	1,050.5
Procuraduría Agraria	906.5
Registro Agrario Nacional	142.8
Tribunales Agrarios	**882.2**
Tribunales Agrarios	882.2

Se consideran solo las ampliaciones aprobadas por la H. Cámara de Diputados.

ANEXO 11.1 DISTRIBUCIÓN DE RECURSOS POR ENTIDAD FEDERATIVA (millones de pesos)

Entidad	Concurrencia con Entidades Federativas	Extensionismo, Desarrollo de Capacidades y Asociatividad Productiva	Infraestructura Productiva para el Aprovechamiento Sustentable de Suelo y Agua (Ejecución Nacional)	Proyecto de Seguridad Alimentaria para Zonas Rurales	Información Estadística y Estudios (SNIDRUS)	Sanidad e Inocuidad Agroalimentaria
Aguascalientes	26.6	6.3	4.8	0.0	0.8	26.2
Baja California	34.2	8.1	6.2	0.0	1.1	35.5
Baja California Sur	19.1	4.5	3.4	0.0	0.2	32.7
Campeche	30.9	8.3	6.3	41.1	0.3	62.8
Coahuila	66.7	11.2	8.5	0.0	1.3	58.2
Colima	22.2	5.2	4.0	15.8	0.3	29.6
Chiapas	126.5	30.0	22.8	326.1	2.1	125.7
Chihuahua	66.3	15.7	12.0	93.1	2.5	85.9
Ciudad de México	15.6	3.8	2.9	0.0	0.1	4.3
Durango	52.9	12.5	9.5	96.0	1.3	65.6
Guanajuato	88.3	20.9	15.9	9.5	2.6	78.0
Guerrero	81.0	19.1	14.7	476.4	1.9	76.5
Hidalgo	71.0	16.7	12.9	183.5	1.5	59.5
Jalisco	98.7	23.7	17.6	16.7	3.7	125.4
Estado de México	87.4	20.5	15.9	100.0	1.4	53.6
Michoacán	90.4	21.4	16.3	92.2	2.2	137.6
Morelos	43.0	10.2	7.7	59.6	0.5	40.9
Nayarit	37.5	10.1	7.7	36.4	0.9	75.2
Nuevo León	36.5	9.4	7.2	0.0	0.9	58.3
Oaxaca	116.3	27.5	20.9	340.7	2.8	55.5
Puebla	90.9	21.5	16.4	182.5	1.4	78.2
Querétaro	40.6	9.6	7.3	15.8	0.8	30.9
Quintana Roo	21.0	5.7	4.3	15.8	0.3	31.7
San Luis Potosí	53.4	12.6	9.6	95.2	1.0	65.6
Sinaloa	85.8	20.3	15.5	0.0	2.0	266.8
Sonora	68.7	20.1	15.3	0.0	1.6	107.3
Tabasco	58.0	13.7	10.5	12.7	0.4	67.2
Tamaulipas	70.4	16.7	12.7	15.8	2.7	95.8
Tlaxcala	29.4	7.0	5.4	32.2	0.3	15.5
Veracruz	142.7	33.8	25.8	173.9	1.7	123.8
Yucatán	51.2	13.8	10.5	12.2	1.1	57.0
Zacatecas	77.0	18.3	13.9	93.8	1.3	51.7
TOTAL	**2,000.0**	**478.1**	**364.3**	**2,537.0**	**43.1**	**2,278.6**

ANEXO 12. PROGRAMA DE CIENCIA, TECNOLOGÍA E INNOVACIÓN (pesos)

Ramo	Unidad Responsable		Recursos Fiscales	Recursos propios	MONTO
Total			**71,056,778,555**	**15,325,316,326**	**86,382,094,881**
04		**Gobernación**	**80,209,408**	-	**80,209,408**
	H00	Centro Nacional de Prevención de Desastres	80,209,408	-	80,209,408
05		**Relaciones Exteriores**	**5,300,000**	-	**5,300,000**
	K00	Agencia Mexicana de Cooperación Internacional para el Desarrollo	5,300,000	-	5,300,000
08		**Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación**	**8,495,944,865**	**278,200,000**	**8,774,144,865**
	116	Coordinación General de Ganadería	151,084,002	-	151,084,002
	311	Dirección General de Productividad y Desarrollo Tecnológico	2,639,479,053	-	2,639,479,053
	A1I	Universidad Autónoma Chapingo	2,671,500,095	3,600,000	2,675,100,095

	IZC	Colegio de Postgraduados	1,387,082,945	12,000,000	1,399,082,945
	JAG	Instituto Nacional de Investigaciones Forestales, Agrícolas y Pecuarias	1,183,502,591	257,600,000	1,441,102,591
	RJL	Instituto Nacional de Pesca	463,296,179	5,000,000	468,296,179
09		**Comunicaciones y Transportes**	**279,261,271**	-	**279,261,271**
	A00	Instituto Mexicano del Transporte	186,778,388	-	186,778,388
	JZN	Agencia Espacial Mexicana	92,482,883	-	92,482,883
10		**Economía**	**702,115,944**	**668,230,361**	**1,370,346,305**
	410	Dirección General de Innovación, Servicios y Comercio Interior	204,300,000	-	204,300,000
	E00	Instituto Nacional del Emprendedor	112,247,617	-	112,247,617
	K2H	Centro Nacional de Metrología	189,255,618	59,155,736	248,411,354
	K8V	Instituto Mexicano de la Propiedad Industrial	-	156,180,849	156,180,849
	LAT	Procuraduría Federal del Consumidor	-	4,415,870	4,415,870
	LAU	Servicio Geológico Mexicano	196,312,709	448,477,906	644,790,615
11		**Educación Pública**	**24,722,220,973**	**2,096,563,009**	**26,818,783,982**
	310	Dirección General de Desarrollo de la Gestión Educativa	2,148,029	-	2,148,029
	511	Dirección General de Educación Superior Universitaria	2,966,586,974	-	2,966,586,974
	514	Coordinación General de Universidades Tecnológicas y Politécnicas	171,463,880	-	171,463,880
	600	Subsecretaría de Educación Media Superior	5,365,042	-	5,365,042
	611	Dirección General de Educación Tecnológica Industrial	1,170,507	-	1,170,507
	A00	Universidad Pedagógica Nacional	57,036,899	-	57,036,899
	A2M	Universidad Autónoma Metropolitana	2,834,276,370	38,320,397	2,872,596,767
	A3Q	Universidad Nacional Autónoma de México	11,325,386,397	941,211,221	12,266,597,618
	B00	Instituto Politécnico Nacional	3,415,789,612	-	3,415,789,612
	K00	Universidad Abierta y a Distancia de México	8,013,242	-	8,013,242
	L3P	Centro de Enseñanza Técnica Industrial	9,368,769	40,000	9,408,769
	L4J	Centro de Investigación y de Estudios Avanzados del Instituto Politécnico Nacional	2,214,619,094	892,013,518	3,106,632,612
	L6H	Comisión de Operación y Fomento de Actividades Académicas del Instituto Politécnico Nacional	85,629,270	99,629,124	185,258,394
	L8K	El Colegio de México, A.C.	535,674,811	120,578,433	656,253,244
	M00	Tecnológico Nacional de México	851,000,852	-	851,000,852
	MGH	Universidad Autónoma Agraria Antonio Narro	238,691,225	4,770,316	243,461,541
12		**Salud**	**5,771,831,740**	**690,765,370**	**6,462,597,110**
	160	Comisión Coordinadora de Institutos Nacionales de Salud y Hospitales de Alta Especialidad	1,620,801	-	1,620,801
	610	Dirección General de Calidad y Educación en Salud	2,855,068,148	-	2,855,068,148
	M7A	Centro Regional de Alta Especialidad de Chiapas	10,116,019	-	10,116,019
	M7F	Instituto Nacional de Psiquiatría Ramón de la Fuente Muñiz	121,082,762	16,790,756	137,873,518
	M7K	Centros de Integración Juvenil, A.C.	22,406,071	485,944	22,892,015
	N00	Servicios de Atención Psiquiátrica	606,227	-	606,227
	NAW	Hospital Juárez de México	194,706,105	200,000	194,906,105
	NBB	Hospital General "Dr. Manuel Gea González"	77,009,164	2,120,000	79,129,164
	NBD	Hospital General de México "Dr. Eduardo Liceaga"	139,189,715	37,654,883	176,844,598
	NBG	Hospital Infantil de México Federico Gómez	163,765,387	14,212,799	177,978,186
	NBQ	Hospital Regional de Alta Especialidad del Bajío	12,639,904	4,997,000	17,636,904
	NBR	Hospital Regional de Alta Especialidad de Oaxaca	5,944,180	11,337,882	17,282,062
	NBS	Hospital Regional de Alta Especialidad de la Península de Yucatán	115,295,611	300,000	115,595,611

NBT	Hospital Regional de Alta Especialidad de Ciudad Victoria "Bicentenario 2010"	1,297,501	5,807,655	7,105,156
NBU	Hospital Regional de Alta Especialidad de Ixtapaluca	5,463,100	2,030,000	7,493,100
NBV	Instituto Nacional de Cancerología	112,082,883	105,473,302	217,556,185
NCA	Instituto Nacional de Cardiología Ignacio Chávez	142,542,144	36,388,967	178,931,111
NCD	Instituto Nacional de Enfermedades Respiratorias Ismael Cosío Villegas	195,526,271	52,456,933	247,983,204
NCE	Instituto Nacional de Geriatría	44,105,246	3,290,000	47,395,246
NCG	Instituto Nacional de Ciencias Médicas y Nutrición Salvador Zubirán	300,055,633	160,093,476	460,149,109
NCH	Instituto Nacional de Medicina Genómica	173,972,403	7,570,000	181,542,403
NCK	Instituto Nacional de Neurología y Neurocirugía Manuel Velasco Suárez	102,403,326	27,378,408	129,781,734
NCZ	Instituto Nacional de Pediatría	216,273,265	9,476,970	225,750,235
NDE	Instituto Nacional de Perinatología Isidro Espinosa de los Reyes	185,454,166	28,030,377	213,484,543
NDF	Instituto Nacional de Rehabilitación Luis Guillermo Ibarra Ibarra	139,686,796	9,805,654	149,492,450
NDY	Instituto Nacional de Salud Pública	383,126,163	130,000,000	513,126,163
NEF	Laboratorios de Biológicos y Reactivos de México, S.A. de C.V.	-	24,864,364	24,864,364
NHK	Sistema Nacional para el Desarrollo Integral de la Familia	50,392,749	-	50,392,749
13	**Marina**	**15,000,000**	**-**	**15,000,000**
212	Dirección General de Investigación y Desarrollo	15,000,000	-	15,000,000
16	**Medio Ambiente y Recursos Naturales**	**457,195,040**	**254,250,000**	**711,445,040**
B00	Comisión Nacional del Agua	128,530	-	128,530
RHQ	Comisión Nacional Forestal	83,432	-	83,432
RJE	Instituto Mexicano de Tecnología del Agua	245,357,790	254,250,000	499,607,790
RJJ	Instituto Nacional de Ecología y Cambio Climático	211,625,288	-	211,625,288
17	**Procuraduría General de la República**	**128,158,372**	**61,600,000**	**189,758,372**
SKC	Instituto Nacional de Ciencias Penales	128,158,372	61,600,000	189,758,372
18	**Energía**	**777,702,252**	**6,824,879,781**	**7,602,582,033**
T0K	Instituto Nacional de Electricidad y Energías Limpias	246,263,686	838,306,298	1,084,569,984
T0O	Instituto Mexicano del Petróleo	-	5,728,456,339	5,728,456,339
T0Q	Instituto Nacional de Investigaciones Nucleares	531,438,566	258,117,144	789,555,710
21	**Turismo**	**19,477,510**	**-**	**19,477,510**
A00	Instituto de Competitividad Turística	19,477,510	-	19,477,510
23	**Provisiones Salariales y Económicas**	**2,450,300,000**	**-**	**2,450,300,000**
411	Unidad de Política y Control Presupuestario	2,450,300,000		2,450,300,000
38	**Consejo Nacional de Ciencia y Tecnología**	**26,963,512,279**	**3,689,376,053**	**30,652,888,332**
90A	Centro de Investigación en Geografía y Geomática "Ing. Jorge L. Tamayo", A.C.	55,923,647	8,300,000	64,223,647
90C	Centro de Investigación en Matemáticas, A.C.	166,741,594	27,714,827	194,456,421
90E	Centro de Investigación en Materiales Avanzados, S.C.	169,545,838	62,900,000	232,445,838
90G	CIATEC, A.C. "Centro de Innovación Aplicada en Tecnologías Competitivas"	175,151,430	107,000,000	282,151,430
90I	Centro de Investigación y Asistencia en Tecnología y Diseño del Estado de Jalisco, A.C.	175,687,991	52,260,672	227,948,663
90K	Centro de Investigación y Desarrollo Tecnológico en Electroquímica, S.C.	111,512,596	37,000,000	148,512,596
90M	Centro de Investigación y Docencia Económicas, A.C.	358,599,010	40,654,910	399,253,920
90O	Centro de Investigaciones Biológicas del Noroeste, S.C.	410,002,035	50,138,090	460,140,125
90Q	Centro de Investigación Científica de Yucatán, A.C.	244,633,011	18,148,666	262,781,677

	90S	Centro de Investigaciones en Óptica, A.C.	167,249,261	23,367,348	190,616,609
	90U	Centro de Investigación en Química Aplicada	168,812,915	58,000,000	226,812,915
	90W	Centro de Investigaciones y Estudios Superiores en Antropología Social	274,684,818	5,600,649	280,285,467
	90X	Consejo Nacional de Ciencia y Tecnología	21,357,583,384	2,500,000	21,360,083,384
	90Y	CIATEQ, A.C. Centro de Tecnología Avanzada	247,463,153	330,412,000	577,875,153
	91A	Corporación Mexicana de Investigación en Materiales, S.A. de C.V.	-	1,090,672,085	1,090,672,085
	91C	El Colegio de la Frontera Norte, A.C.	272,697,642	47,776,433	320,474,075
	91E	El Colegio de la Frontera Sur	320,316,949	50,000,000	370,316,949
	91I	El Colegio de Michoacán, A.C.	135,551,012	4,512,622	140,063,634
	91K	El Colegio de San Luis, A.C.	106,479,854	8,999,500	115,479,354
	91M	INFOTEC Centro de Investigación e Innovación en Tecnologías de la Información y Comunicación	-	850,000,000	850,000,000
	91O	Fondo para el Desarrollo de Recursos Humanos	64,113,478	138,134,632	202,248,110
	91Q	Instituto de Ecología, A.C.	252,550,162	64,609,110	317,159,272
	91S	Instituto de Investigaciones "Dr. José María Luis Mora"	173,917,318	4,500,000	178,417,318
	91U	Instituto Nacional de Astrofísica, Óptica y Electrónica	320,271,400	50,327,545	370,598,945
	91W	Instituto Potosino de Investigación Científica y Tecnológica, A.C.	114,581,333	103,257,994	217,839,327
	9ZU	Centro de Ingeniería y Desarrollo Industrial	300,436,285	335,500,000	635,936,285
	9ZW	Centro de Investigación Científica y de Educación Superior de Ensenada, Baja California	488,053,582	56,836,580	544,890,162
	9ZY	Centro de Investigación en Alimentación y Desarrollo, A.C.	330,952,581	60,252,390	391,204,971
48		**Cultura**	**124,726,002**	-	**124,726,002**
	D00	Instituto Nacional de Antropología e Historia	124,726,002		124,726,002
		Instituto Mexicano del Seguro Social	-	**727,058,365**	**727,058,365**
	GYR	Instituto Mexicano del Seguro Social	-	727,058,365	727,058,365
		Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado	**63,822,899**	**34,393,387**	**98,216,286**
	GYN	Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado	63,822,899	34,393,387	98,216,286

ANEXO 13. EROGACIONES PARA LA IGUALDAD ENTRE MUJERES Y HOMBRES (pesos)

Ramo	Denominación	Monto
TOTAL		**27,424,643,718**
01 Poder Legislativo		**29,000,000**
	Actividades derivadas del trabajo legislativo	29,000,000
	H. Cámara de Diputados	23,000,000
	H. Cámara de Senadores	6,000,000
04 Gobernación		**213,185,374**
	Promover la atención y prevención de la violencia contra las mujeres	171,836,378
	Planeación demográfica del país	7,452,000
	Implementar las políticas, programas y acciones tendientes a garantizar la seguridad pública de la Nación y sus habitantes	3,300,736
	Programa de Derechos Humanos	19,076,260
	Fomento de la cultura de la participación ciudadana en la prevención del delito	1,520,000
	Promover la Protección de los Derechos Humanos y Prevenir la Discriminación	10,000,000
05 Relaciones Exteriores		**17,000,000**
	Atención, protección, servicios y asistencia consulares	12,000,000
	Actividades de apoyo administrativo	4,000,000
	Promoción y defensa de los intereses de México en el ámbito multilateral	1,000,000

06 Hacienda y Crédito Público		**4,000,000**
	Actividades de apoyo administrativo	4,000,000
07 Defensa Nacional		**108,000,000**
	Programa de igualdad entre mujeres y hombres SDN	108,000,000
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación		**2,454,471,905**
	Diseño y Aplicación de la Política Agropecuaria	4,438,932
	Programa de Apoyos a Pequeños Productores	2,450,032,973
09 Comunicaciones y Transportes		**6,283,203**
	Definición, conducción y supervisión de la política de comunicaciones y transportes	6,283,203
10 Economía		**334,000,000**
	Actividades de apoyo administrativo	4,000,000
	Fondo Nacional Emprendedor	330,000,000
11 Educación Pública		**3,704,977,008**
	Servicios de Educación Superior y Posgrado	160,011,856
	Políticas de igualdad de género en el sector educativo	9,979,125
	Programa Nacional de Becas	2,941,623,716
	Programa para la Inclusión y la Equidad Educativa	275,440,209
	Programa para el Desarrollo Profesional Docente	10,000,002
	Fortalecimiento de la Calidad Educativa	47,392,951
	Programa Nacional de Convivencia Escolar	260,529,150
12 Salud		**5,132,523,055**
	Formación y capacitación de recursos humanos para la salud	23,295,316
	Investigación y desarrollo tecnológico en salud	87,686,529
	Atención a la Salud	1,449,534,392
	Prevención y atención contra las adicciones	60,189,462
	Programa de vacunación	393,926,545
	Actividades de apoyo administrativo	1,954,474
	Actividades de apoyo a la función pública y buen gobierno	366,193
	Rectoría en Salud	1,739,512
	Prevención y atención de VIH/SIDA y otras ITS	397,877,232
	Prevención y control de enfermedades	5,000,001
	Salud materna, sexual y reproductiva	2,129,500,738
	Programa de estancias infantiles para apoyar a madres trabajadoras	224,226,136
	Apoyos para la protección de las personas en estado de necesidad	19,058,443
	Prevención y Control de Sobrepeso, Obesidad y Diabetes	338,168,083
13 Marina		**7,000,000**
	Sistema Educativo naval y programa de becas	7,000,000
14 Trabajo y Previsión Social		**373,498,967**
	Procuración de justicia laboral	26,500,000
	Ejecución de los programas y acciones de la Política Laboral	20,698,967
	Programa de Apoyo al Empleo (PAE)	326,300,000
15 Desarrollo Agrario, Territorial y Urbano		**2,393,074,553**
	Actividades de apoyo administrativo	3,178,338
	Programa de acceso al financiamiento para soluciones habitacionales	1,028,363,839
	Programa de Infraestructura	397,531,191
	Programa de Apoyo a la Vivienda	964,001,184
16 Medio Ambiente y Recursos Naturales		**291,104,664**
	Planeación, Dirección y Evaluación Ambiental	658,829
	Programa de Conservación para el Desarrollo Sostenible	81,639,717
	Programa de Empleo Temporal (PET)	131,457,675
	Apoyos para el Desarrollo Forestal Sustentable	77,348,443

17 Procuraduría General de la República		**145,612,767**
	Investigar y perseguir los delitos del orden federal	76,574,048
	Investigar y perseguir los delitos relativos a la Delincuencia Organizada	52,271,350
	Promoción del respeto a los derechos humanos y atención a víctimas del delito	3,694,582
	Investigación académica en el marco de las ciencias penales	397,467
	Investigar, perseguir y prevenir delitos del orden electoral	4,733,320
	Promoción del Desarrollo Humano y Planeación Institucional	3,942,000
	Actividades de apoyo administrativo	4,000,000
18 Energía		**8,249,761**
	Regulación y supervisión de actividades nucleares y radiológicas	99,760
	Actividades de apoyo administrativo	7,713,630
	Coordinación de la política energética en electricidad	286,371
	Gestión, promoción, supervisión y evaluación del aprovechamiento sustentable de la energía	150,000
19 Aportaciones a Seguridad Social		**445,009**
	Apoyo Económico a Viudas de Veteranos de la Revolución Mexicana	445,009
20 Desarrollo Social		**10,615,717,139**
	Articulación de políticas públicas integrales de juventud	189,574,873
	Programa de Fomento a la Economía Social	713,972,506
	Programa de Coinversión Social	124,824,136
	Programa de Apoyo a las Instancias de Mujeres en las Entidades Federativas (PAIMEF)	303,089,673
	Programa de estancias infantiles para apoyar a madres trabajadoras	3,884,255,950
	Pensión para Adultos Mayores	5,400,000,001
21 Turismo		**9,566,941**
	Planeación y conducción de la política de turismo	9,566,941
22 Instituto Nacional Electoral		**24,735,750**
	Capacitación y educación para el ejercicio democrático de la ciudadanía	17,000,000
	Dirección, soporte jurídico electoral y apoyo logístico	4,480,000
	Otorgamiento de prerrogativas a partidos políticos, fiscalización de sus recursos y administración de los tiempos del estado en radio y televisión	3,255,750
35 Comisión Nacional de los Derechos Humanos		**35,866,132**
	Promover, divulgar, dar seguimiento, evaluar y monitorear la política nacional en materia de Igualdad entre mujeres y hombres, y atender Asuntos de la mujer	30,691,003
	Actividades de apoyo administrativo	5,175,129
38 Consejo Nacional de Ciencia y Tecnología		**90,000,000**
	Apoyos para actividades científicas, tecnológicas y de innovación	90,000,000
40 Información Nacional Estadística y Geográfica		**64,889,392**
	Producción y difusión de información estadística y geográfica	64,889,392
43 Instituto Federal de Telecomunicaciones		**5,315,000**
	Actividades de apoyo administrativo	5,315,000
45 Comisión Reguladora de Energía		**250,000**
	Regulación y permisos de electricidad	125,000
	Regulación y permisos de Hidrocarburos	125,000
47 Entidades no Sectorizadas		**1,326,741,442**
	Atención a Víctimas	7,417,047
	Actividades de apoyo administrativo	11,495,331
	Actividades de apoyo a la función pública y buen gobierno	7,307,849
	Fortalecimiento de la Igualdad Sustantiva entre Mujeres y Hombres	420,680,053
	Fortalecimiento a la Transversalidad de la Perspectiva de Género	378,855,022
	Programa para el Mejoramiento de la Producción y la Productividad Indígena	416,663,409
	Programa de Derechos Indígenas	84,322,731

48 Cultura		**29,135,657**
	Desarrollo Cultural	25,182,078
	Programa Nacional de Becas	3,953,579
18 Energía 1/		**1,500,000**
	Dirección, coordinación y control de la operación del Sistema Eléctrico Nacional	1,500,000
Instituto Mexicano del Seguro Social 1/		**17,346,101,039**
	Prevención y control de enfermedades	366,473,787
	Servicios de guardería	10,695,893,262
	Atención a la Salud	6,283,733,990
Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado 1/		**268,497,547**
	Equidad de Género	26,829,670
	Atención a la Salud	241,667,877
Petróleos Mexicanos 1/		**12,690,000**
	Actividades de apoyo administrativo	12,690,000
Comisión Federal de Electricidad 1/		**33,121,449**
	Operación Red de Fibra Óptica y apoyo tecnológico a los procesos productivos	4,500,000
	Operación y mantenimiento de las centrales generadoras de energía eléctrica	10,000,000
	Suministro de energéticos a las centrales generadoras de electricidad	1,334,308
	Operación y mantenimiento a líneas de transmisión, subestaciones de transformación y red fibra óptica	3,150,000
	Operación y mantenimiento de los procesos de distribución y de comercialización de energía eléctrica	2,040,000
	Promoción de medidas para el ahorro y uso eficiente de la energía eléctrica	1,184,066
	Actividades de apoyo administrativo	3,832,067
	Actividades de apoyo a la función pública y buen gobierno	253,816
	Coordinación de las funciones y recursos para la infraestructura eléctrica	4,500,000
	Seguridad física en las instalaciones de electricidad	527,192
	Planeación y dirección de los procesos productivos	1,800,000

1/ El presupuesto no suma en el total, por ser recursos propios.

Se consideran solo las ampliaciones aprobadas por la H. Cámara de Diputados.

ANEXO 14. RECURSOS PARA LA ATENCIÓN DE GRUPOS VULNERABLES (pesos)

Ramo	Denominación	MONTO
Total		**56,764,906,084**
04 Gobernación		**156,576,613**
	Consejo Nacional para Prevenir la Discriminación	156,576,613
05 Relaciones Exteriores		**205,030,000**
	Atención, protección, servicios y asistencia consulares	205,030,000
11 Educación Pública		**1,392,618,545**
	Apoyos a centros y organizaciones de educación	6,673,007
	Programa Nacional de Becas	940,673,106
	Programa Nacional de Convivencia Escolar	260,529,150
	Programa para la Inclusión y la Equidad Educativa	184,743,282
12 Salud		**5,942,217,126**
	Apoyos para la protección de las personas en estado de necesidad	166,000,000
	Asistencia social y protección del paciente	527,274,435
	Formación y capacitación de recursos humanos para la salud	50,392,749
	Prevención y atención de VIH/SIDA y otras ITS	426,592,577
	Programa de Atención a Personas con Discapacidad	41,759,342
	Programa de Desarrollo Comunitario "Comunidad DIFerente"	113,300,000
	Programa de estancias infantiles para apoyar a madres trabajadoras	238,865,205

	Salud materna, sexual y reproductiva	371,547,496
	Seguro Médico Siglo XXI	1,955,900,000
	Servicios de asistencia social integral	824,446,373
	Instituto Nacional de Rehabilitación Luis Guillermo Ibarra	1,226,138,949
14 Trabajo y Previsión Social		**20,698,966**
	Ejecución de los programas y acciones de la Política Laboral	20,698,966
15 Desarrollo Agrario, Territorial y Urbano		**268,663,137**
	Programa de Apoyo a la Vivienda	268,663,137
19 Aportaciones a Seguridad Social		**3,776,145,000**
	Programa IMSS-PROSPERA	3,776,145,000
20 Desarrollo Social		**42,604,325,361**
	Articulación de las políticas públicas integrales de juventud	189,574,873
	Pensión para Adultos Mayores	37,717,484,521
	Programa de Apoyo a las Instancias de Mujeres en las Entidades Federativas (PAIMEF)	265,023,475
	Programa de Atención a Jornaleros Agrícolas	241,204,991
	Programa de Coinversión Social	181,458,194
	Programa de estancias infantiles para apoyar a madres trabajadoras	3,616,066,032
	Servicios a grupos con necesidades especiales	338,060,240
	Consejo Nacional para el Desarrollo y la Inclusión de las Personas con Discapacidad	55,453,035
35 Comisión Nacional de los Derechos Humanos		**38,431,904**
	Atender asuntos relacionados con víctimas del delito y de violaciones a derechos humanos	25,228,655
	Atender asuntos relativos a la aplicación del Mecanismo Nacional de Promoción, Protección y Supervisión de la Convención sobre los derechos de las Personas con Discapacidad	13,203,249
47 Entidades no Sectorizadas		**2,264,127,366**
	Programa de Infraestructura Indígena [1/]	2,264,127,366
48 Cultura		**70,327,341**
	Educación y cultura indígena	70,327,341
Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado		**25,744,725**
	Atención a Personas con Discapacidad	25,744,725

1/ Programa operado por la Comisión Nacional para el Desarrollo de los Pueblos Indígenas (CDI)

ANEXO 15. ESTRATEGIA DE TRANSICIÓN PARA PROMOVER EL USO DE TECNOLOGÍAS Y COMBUSTIBLES MÁS LIMPIOS (pesos)

Ramo	Denominación	MONTO
Total		**27,125,478,671**
04 Gobernación		**882,725**
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación		**301,445,335**
	Coordinación General de Ganadería	201,445,335
	Dirección General de Fibras Naturales y Biocombustibles	100,000,000
12 Salud		**33,000,000**
16 Medio Ambiente y Recursos Naturales		**3,115,472**
	Procuraduría Federal de Protección al Ambiente	3,115,472
18 Energía		**545,632,059**
	Secretaría de Energía	454,773,000
	Comisión Nacional para el Uso Eficiente de la Energía	90,059,059
	Instituto Nacional de Electricidad y Energías Limpias	800,000
Petróleos Mexicanos		**1,432,446,820**
	Pemex Exploración y Producción	31,933,995
	Pemex Transformación Industrial	1,400,512,825
Comisión Federal de Electricidad		**24,808,956,260**
	Comisión Federal de Electricidad*	24,808,956,260

* Incluye la Inversión Financiada de los Proyectos de Infraestructura Productiva de Largo Plazo.

ANEXO 16. RECURSOS PARA LA ADAPTACIÓN Y MITIGACIÓN DE LOS EFECTOS DEL CAMBIO CLIMÁTICO (pesos)

Ramo	Denominación	Monto
TOTAL		**36,878,401,378**
04 Gobernación		**222,097,196**
	Coordinación del Sistema Nacional de Protección Civil	222,097,196
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación		**12,347,760,148**
	Programa de Productividad y Competitividad Agroalimentaria	41,229,097
	Programa de Fomento a la Agricultura	665,061,387
	Programa de Fomento Ganadero	2,445,751,708
	Programa de Fomento a la Productividad Pesquera y Acuícola	2,176,414,234
	Programa de Apoyos a Pequeños Productores	7,019,303,722
09 Comunicaciones y Transportes		**643,490,108**
	Reconstrucción y Conservación de Carreteras	643,490,108
10 Economía		**10,000,000**
	Promoción del comercio exterior y atracción de inversión extranjera directa	10,000,000
11 Educación Pública		**60,472,988**
	Servicios de Educación Superior y Posgrado	48,345,959
	Programa Nacional de Becas	949,064
	Subsidios para organismos descentralizados estatales	11,177,966
12 Salud		**436,172,809**
	Protección Contra Riesgos Sanitarios	13,585,135
	Vigilancia epidemiológica	422,587,674
13 Marina		**16,712,375**
	Emplear el Poder Naval de la Federación para salvaguardar la soberanía y seguridad nacionales	16,712,375
15 Desarrollo Agrario, Territorial y Urbano		**1,044,471,074**
	Programa de Prevención de Riesgos	9,031,445
	Programa de Infraestructura	1,035,439,629
16 Medio Ambiente y Recursos Naturales		**9,247,089,359**
	Capacitación Ambiental y Desarrollo Sustentable	4,163,948
	Investigación científica y tecnológica	229,234,764
	Protección Forestal	1,568,726,401
	Investigación en Cambio Climático, Sustentabilidad y Crecimiento Verde	197,465,040
	Regulación Ambiental	68,910,655
	Inspección y Vigilancia del Medio Ambiente y Recursos Naturales	94,443,837
	Sistema Nacional de Áreas Naturales Protegidas	193,425,305
	Programas de Calidad del Aire y Verificación Vehicular	939,407
	Normativa Ambiental e Instrumentos para el Desarrollo Sustentable	26,488,500
	Infraestructura de agua potable, alcantarillado y saneamiento	3,195,649,284
	Actividades de apoyo administrativo	10,413,603
	Actividades de apoyo a la función pública y buen gobierno	4,075,379
	Planeación, Dirección y Evaluación Ambiental	126,379,591
	Fideicomisos Ambientales	83,432
	Programa de Conservación para el Desarrollo Sostenible	234,894,914
	Programa de Empleo Temporal (PET)	315,747,492
	Agua Potable, Drenaje y Tratamiento	743,078,961
	Apoyos para el Desarrollo Forestal Sustentable	1,999,999,998
	Conservación y Aprovechamiento Sustentable de la Vida Silvestre	188,570,937
	Programa de Manejo de Áreas Naturales Protegidas	44,397,912

18 Energía		**878,283,185**
	Actividades de apoyo administrativo	2,668,193
	Conducción de la política energética	213,174,499
	Coordinación de la política energética en electricidad	55,985,485
	Coordinación de la política energética en hidrocarburos	83,407,006
	Gestión, promoción, supervisión y evaluación del aprovechamiento sustentable de la energía	68,275,003
	Fondos de Diversificación Energética	454,773,000
21 Turismo		**655,000**
	Planeación y conducción de la política de turismo	655,000
23 Provisiones Salariales y Económicas		**6,215,346,263**
	Fondo de Desastres Naturales (FONDEN)	6,035,987,256
	Fondo de Prevención de Desastres Naturales (FOPREDEN)	179,359,007
38 Consejo Nacional de Ciencia y Tecnología		**366,029,992**
	Investigación científica, desarrollo e innovación	115,517,282
	Becas de posgrado y apoyos a la calidad	105,462,000
	Innovación tecnológica para incrementar la productividad de las empresas	145,050,710
47 Entidades no Sectorizadas		**50,000,000**
	Programa para el Mejoramiento de la Producción y la Productividad Indígena	50,000,000
Petróleos Mexicanos		**1,586,647,817**
	Proyectos de infraestructura económica de hidrocarburos	1,586,647,817
Comisión Federal de Electricidad		**3,753,173,064**
	Operación y mantenimiento de las centrales generadoras de energía eléctrica	3,114,500,000
	Promoción de medidas para el ahorro y uso eficiente de la energía eléctrica	3,956,873
	Proyectos de infraestructura económica de electricidad	56,200,000
	Estudios de preinversión	2,550,000
	Proyectos de infraestructura económica de electricidad (Pidiregas)	575,966,191

Se consideran solo las ampliaciones aprobadas por la H. Cámara de Diputados.

ANEXO 17. EROGACIONES PARA EL DESARROLLO DE LOS JÓVENES (pesos)

Ramo	Denominación	Monto
Total		**231,484,768,052**
07 Defensa Nacional		**1,725,758,133**
	Sistema educativo militar	1,725,758,133
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación		**351,618,024**
	Programa de Apoyos a Pequeños Productores 1_/	351,618,024
10 Economía		**70,000,000**
	Fondo Nacional Emprendedor	70,000,000
11 Educación Pública		**205,746,901,625**
	Educación Básica 2_/	**15,633,200,296**
	PROSPERA Programa de Inclusión Social 3_/	15,123,706,822
	Programa Nacional de Becas 3_/	219,983,523
	Programa para la Inclusión y la Equidad Educativa	289,509,951
	Educación Media Superior 2_/	**78,413,539,947**
	Formación y certificación para el trabajo	3,117,482,036
	Servicios de Educación Media Superior 3_/	39,714,566,796
	Investigación Científica y Desarrollo Tecnológico	1,170,507
	Programa de infraestructura física educativa	37,308,524
	PROSPERA Programa de Inclusión Social	5,248,895,639
	Programa Nacional de Becas	4,085,022,553

	Programa para la Inclusión y la Equidad Educativa	43,749,381
	Programa para el Desarrollo Profesional Docente	100,000,000
	Subsidios para organismos descentralizados estatales	25,005,340,441
	Expansión de la Educación Media Superior y Superior	1,000,000,000
	Apoyos a centros y organizaciones de educación	60,004,070
	Educación Superior [2],[4]	**109,804,526,527**
	Servicios de Educación Superior y Posgrado [3]	42,079,852,586
	Investigación Científica y Desarrollo Tecnológico	2,427,341,143
	Mantenimiento de infraestructura	580,517,003
	Programa Nacional de Becas	6,238,009,014
	Programa para la Inclusión y la Equidad Educativa	50,098,632
	Programa para el Desarrollo Profesional Docente	625,000,000
	Fortalecimiento de la Calidad Educativa [3]	2,556,384,475
	Subsidios para organismos descentralizados estatales [3]	53,714,465,344
	Carrera Docente en UPES	372,871,713
	Expansión de la Educación Media Superior y Superior	123,020,131
	Apoyos a centros y organizaciones de educación [5],[6],[7]	436,966,486
	Apoyos para la atención a problemas estructurales de las UPES [3]	600,000,000
	Posgrado	**1,895,634,856**
	Investigación Científica y Desarrollo Tecnológico	606,835,286
	Programa Nacional de Becas	173,803,290
	Subsidios para organismos descentralizados estatales	1,114,996,280
12 Salud		**1,092,824,637**
	Prevención y atención contra las adicciones	734,482,432
	Prevención y atención de VIH/SIDA y otras ITS	358,342,205
13 Marina		**526,449,957**
	Sistema Educativo naval y programa de becas	526,449,957
15 Desarrollo Agrario, Territorial y Urbano		**539,206,247**
	Programa de Apoyo a la Vivienda	539,206,247
16 Medio Ambiente y Recursos Naturales		**433,923**
	Planeación, Dirección y Evaluación Ambiental	433,923
19 Aportaciones a Seguridad Social		**3,392,832,167**
	Seguro de Enfermedad y Maternidad [8]	3,392,832,167
20 Desarrollo Social		**739,567,899**
	Instituto Mexicano de la Juventud	298,134,475
	Programa de Fomento a la Economía Social	91,433,424
	PROSPERA Programa de Inclusión Social	350,000,000
25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos		**856,086,023**
	Servicios de educación normal en el D.F.	856,086,023
33 Aportaciones Federales para Entidades Federativas y Municipios		**12,540,795,762**
	Educación Básica	**4,156,370,288**
	FONE Servicios Personales	3,230,692,801
	FONE Otros de Gasto Corriente	107,496,074
	FONE Gasto de Operación	128,437,007
	FONE Fondo de Compensación	92,411,298
	FAM Infraestructura Educativa Básica [9]	74,984,396
	FAETA Educación de Adultos	522,348,712
	Educación Media Superior	**4,719,563,143**
	FAM Infraestructura Educativa Media Superior y Superior [9]	553,009,917
	FAETA Educación Tecnológica	4,166,553,226
	Educación Superior	**3,664,862,331**
	FAM Infraestructura Educativa Media Superior y Superior [9]	3,664,862,331

47 Entidades no Sectorizadas	**124,656,470**
Programa de Apoyo a la Educación Indígena	124,656,470
48 Cultura	**13,154,325**
Programa Nacional de Becas	13,154,325
Instituto Mexicano del Seguro Social	**1,946,156,185**
Prevención y control de enfermedades	107,014,529
Atención a la Salud	1,839,141,656
Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado.	**1,818,326,678**
Prevención y Control de Enfermedades	66,015,791
Atención a la Salud	1,752,310,887

1_/ Monto incluido en el Anexo: Ampliaciones al Ramo 08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación

2_/ Incluye recursos por 450 millones de pesos para el Programa Becas Salario para el Estado de Morelos, aplicable en los niveles de educación básica, media superior y superior.

3_/ Monto incluido en el Anexo: Ampliaciones al Ramo 11 Educación Pública

4_/ Incluye recursos por 70 millones de pesos para la Fundación UNAM.

5_/ Incluye 150 millones de pesos para la Universidad Autónoma de la Ciudad de México

6_/ Incluye subsidios para operación de la Universidad Tecnológica del Valle de Chalco, A.C.

7_/ Incluye subsidios para operación de la Academia Mexicana de la Historia

8_/ Considera los recursos asignados al componente del Seguro de Salud para estudiantes.

9_/ Se incrementa el monto derivado de la actualizar a la RFP aprobada en LIF 2017

Se consideran solo las ampliaciones aprobadas por la H. Cámara de Diputados.

ANEXO 18. RECURSOS PARA LA ATENCIÓN DE NIÑAS, NIÑOS Y ADOLESCENTES (pesos)

Ramo	Denominación	MONTO
Total		**760,663,521,657**
04 Gobernación		**54,948,083**
	Promover la Protección de los Derechos Humanos y Prevenir la Discriminación	564,000
	Atención a refugiados en el país	475,000
	Registro e Identificación de Población	211,356
	Secretaría Ejecutiva del Sistema Nacional para la Protección Integral de Niñas, Niños y Adolescentes	53,697,727
05 Relaciones Exteriores		**3,000,000**
	Atención, protección, servicios y asistencia consulares	3,000,000
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación		**770,833,029**
	Desarrollo y aplicación de programas educativos en materia agropecuaria	770,833,029
11 Educación Pública		**126,441,975,932**
	Diseño de la Política Educativa	299,330,437
	Educación Inicial y Básica Comunitaria	4,407,078,524
	Educación para Adultos (INEA)	367,924,546
	Escuelas de Tiempo Completo	10,261,365,390
	Evaluaciones de la calidad de la educación	198,290,966
	Expansión de la Educación Media Superior y Superior	1,000,000,000
	Formación y certificación para el trabajo	1,246,992,814
	Fortalecimiento a la educación temprana y el desarrollo infantil	500,000,000
	Fortalecimiento de la Calidad Educativa	2,986,961,952
	Investigación Científica y Desarrollo Tecnológico	1,170,507
	Normar los servicios educativos	20,413,793
	Políticas de igualdad de género en el sector educativo	1,995,825
	Producción y distribución de libros y materiales educativos	1,557,347,729
	Producción y transmisión de materiales educativos	197,874,110
	Programa de Cultura Física y Deporte	327,704,282
	Programa de infraestructura física educativa	37,308,524
	Programa de la Reforma Educativa	2,141,000,000

	Programa Nacional de Becas	4,305,006,076
	Programa Nacional de Convivencia Escolar	260,529,150
	Programa Nacional de Inglés	789,024,100
	Programa para el Desarrollo Profesional Docente	929,065,833
	Programa para la Inclusión y la Equidad Educativa	333,259,332
	PROSPERA Programa de Inclusión Social	29,352,424,805
	Servicios de Educación Media Superior	39,714,566,796
	Subsidios para organismos descentralizados estatales	25,205,340,441
12 Salud [1/]		**43,500,332,669**
	Apoyos para la protección de las personas en estado de necesidad	166,000,000
	Atención a la Salud	2,385,587,983
	Formación y capacitación de recursos humanos para la salud	151,693,798
	Investigación y desarrollo tecnológico en salud	222,032,590
	Prevención y atención contra las adicciones	187,822,891
	Prevención y atención de VIH/SIDA y otras ITS	1,066,951
	Prevención y Control de Sobrepeso, Obesidad y Diabetes	14,000,000
	Programa de Atención a Personas con Discapacidad	5,011,121
	Programa de estancias infantiles para apoyar a madres trabajadoras	238,865,205
	Programa de vacunación	1,742,774,078
	PROSPERA Programa de Inclusión Social	4,633,390,945
	Protección y restitución de los derechos de las niñas, niños y adolescentes	93,749,014
	Salud materna, sexual y reproductiva	606,156,683
	Seguro Médico Siglo XXI	1,955,900,000
	Seguro Popular	30,741,769,470
	Servicios de asistencia social integral	354,511,940
14 Trabajo y Previsión Social		**1,000,000**
	Ejecución de los programas y acciones de la Política Laboral	1,000,000
17 Procuraduría General de la República		**143,938,419**
	Actividades de apoyo administrativo	2,309,900
	Investigar y perseguir los delitos del orden federal	68,074,048
	Investigar y perseguir los delitos federales de carácter especial	125,000
	Promoción del respeto a los derechos humanos y atención a víctimas del delito	73,429,471
19 Aportaciones a Seguridad Social		**5,236,890,000**
	Programa IMSS-PROSPERA	5,236,890,000
20 Desarrollo Social		**49,058,375,418**
	Adquisición de leche nacional	1,019,802,963
	Articulación de políticas públicas integrales de juventud	6,684,555
	Programa de Abasto Social de Leche a cargo de Liconsa, S.A. de C.V.	1,202,538,266
	Programa de Apoyo a las Instancias de Mujeres en las Entidades Federativas (PAIMEF)	27,594,092
	Programa de Atención a Jornaleros Agrícolas	83,081,719
	Programa de Coinversión Social	181,458,194
	Programa de estancias infantiles para apoyar a madres trabajadoras	3,543,744,712
	PROSPERA Programa de Inclusión Social	42,993,470,917
22 Instituto Nacional Electoral		**6,904,520**
	Capacitación y educación para el ejercicio democrático de la ciudadanía	6,904,520
25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos		**37,367,286,540**
	Becas para la población atendida por el sector educativo	143,735,963
	Servicios de educación básica en el D.F.	36,367,464,554
	Servicios de educación normal en el D.F.	856,086,023
33 Aportaciones Federales para Entidades Federativas y Municipios		**399,979,409,525**
	FAETA Educación de Adultos	332,403,726
	FAETA Educación Tecnológica	4,166,553,226
	FAM Asistencia Social	8,114,196,828

FAM Infraestructura Educativa Básica	7,498,439,552
FAM Infraestructura Educativa Media Superior y Superior	553,009,917
FASSA	23,411,088,291
FONE Fondo de Compensación	9,241,129,755
FONE Gasto de Operación	12,843,700,689
FONE Otros de Gasto Corriente	10,749,607,402
FONE Servicios Personales	323,069,280,139
35 Comisión Nacional de los Derechos Humanos	**11,265,143**
Atender asuntos de las niñas, niños y adolescentes	11,265,143
43 Instituto Federal de Telecomunicaciones	**8,000,000**
Regulación y Supervisión de los sectores Telecomunicaciones y Radiodifusión	8,000,000
47 Entidades no Sectorizadas	**1,085,600,516**
Programa de Apoyo a la Educación Indígena[2/]	1,085,600,516
48 Cultura	**100,591,420**
Desarrollo Cultural	78,455,138
Servicios Cinematográficos	1,000,000
Servicios educativos culturales y artísticos	19,384,327
Producción y distribución de libros y materiales artísticos y culturales	1,751,954
Instituto Mexicano del Seguro Social	**85,340,971,099**
Atención a la Salud	68,948,654,358
Prestaciones sociales	1,723,763,979
Prevención y control de enfermedades	3,972,659,500
Servicios de guardería	10,695,893,262
Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado	**11,552,199,345**
Atención a la Salud	9,576,437,046
Prestaciones sociales	1,658,459,480
Prevención y control de enfermedades	317,302,819

1/ Incluye al Sistema Nacional para el Desarrollo Integral de la Familia (DIF)

2/ Programa operado por la Comisión Nacional para el Desarrollo de los Pueblos Indígenas (CDI)

Se consideran solo las ampliaciones aprobadas por la H. Cámara de Diputados.

ANEXO 19. ACCIONES PARA LA PREVENCIÓN DEL DELITO, COMBATE A LAS ADICCIONES, RESCATE DE ESPACIOS PÚBLICOS Y PROMOCIÓN DE PROYECTOS PRODUCTIVOS (Pesos)

Ramo	Denominación	MONTO
Total		**139,152,759,843**
04 Gobernación		**31,797,728,274**
	Actividades de apoyo a la función pública y buen gobierno	58,296,573
	Actividades de apoyo administrativo	439,135,545
	Conducción de la política interior	51,608,539
	Coordinación con las instancias que integran el Sistema Nacional de Protección Integral de Niñas, Niños y Adolescentes	53,697,727
	Coordinación con las instancias que integran el Sistema Nacional de Seguridad Pública	395,143,341
	Fomento de la cultura de la participación ciudadana en la prevención del delito	213,992,264
	Operativos para la prevención y disuasión del delito	23,662,555,132
	Programa de Derechos Humanos	70,170,450
	Promover la atención y prevención de la violencia contra las mujeres	171,836,378
	Promover la Protección de los Derechos Humanos y Prevenir la Discriminación	154,530,198
	Servicios de protección, custodia, vigilancia y seguridad de personas, bienes e instalaciones	1,526,762,127
	Subsidios en materia de seguridad pública	5,000,000,000

06 Hacienda y Crédito Público		**196,129,497**
	Detección y prevención de ilícitos financieros	196,129,497
07 Defensa Nacional		**5,041,086,433**
	Derechos humanos	61,914,988
	Programa de igualdad entre mujeres y hombres SDN	108,000,000
	Programa de Seguridad Pública de la Secretaría de la Defensa Nacional	3,145,413,312
	Sistema educativo militar	1,725,758,133
09 Comunicaciones y Transportes		**959,179,997**
	Programa de Empleo Temporal (PET)	959,179,997
10 Economía		**10,000,000**
	Fondo Nacional Emprendedor	10,000,000
11 Educación Pública		**73,432,848,802**
	Atención al deporte	569,753,115
	Desarrollo Cultural	3,457,226,146
	Escuelas de Tiempo Completo	10,261,365,390
	Expansión de la Educación Media Superior y Superior	1,123,020,131
	Formación y certificación para el trabajo	3,117,482,036
	Producción y distribución de libros y materiales culturales	142,958,575
	Producción y transmisión de materiales educativos	771,264,276
	Programa de Cultura Física y Deporte	1,539,240,402
	Programa de infraestructura física educativa	194,039,391
	Programa de la Reforma Educativa	2,141,000,000
	Programa Nacional de Becas	10,716,818,380
	Programa Nacional de Convivencia Escolar	260,529,150
	PROSPERA Programa de Inclusión Social	29,352,424,805
	Servicios de Educación Media Superior	4,061,456,680
	Servicios de Educación Superior y Posgrado	4,727,922,305
	Subsidios para organismos descentralizados estatales	996,348,021
12 Salud		**1,402,337,296**
	Prevención y atención contra las adicciones	1,273,920,046
	Prevención y control de enfermedades	12,667,250
	Prevención y Control de Sobrepeso, Obesidad y Diabetes	1,500,000
	Programa de Desarrollo Comunitario "Comunidad DIFerente"	113,300,000
	Salud materna, sexual y reproductiva	950,000
13 Marina		**5,830,161,238**
	Emplear el Poder Naval de la Federación para salvaguardar la soberanía y seguridad nacionales	4,298,032,788
	Sistema Educativo naval y programa de becas	1,532,128,450
14 Trabajo y Previsión Social		**1,850,000**
	Capacitación para Incrementar la Productividad	25,000
	Ejecución de los programas y acciones de la Política Laboral	125,000
	Instrumentación de la política laboral	1,700,000
15 Desarrollo Agrario, Territorial y Urbano		**2,198,700,280**
	Programa de Apoyo a la Vivienda	706,385,243
	Programa de Infraestructura	1,492,315,037
17 Procuraduría General de la República		**1,552,577,641**
	Promoción del Desarrollo Humano y Planeación Institucional	1,321,369,264
	Promoción del respeto a los derechos humanos y atención a víctimas del delito	231,208,377
20 Desarrollo Social		**1,818,013,764**
	Actividades de apoyo a la función pública y buen gobierno	2,240,690
	Actividades de apoyo administrativo	20,905,217
	Articulación de políticas públicas integrales de juventud	189,574,873

	Programa 3 x 1 para Migrantes	137,826,857
	Programa de Empleo Temporal (PET)	211,206,749
	Programa de estancias infantiles para apoyar a madres trabajadoras	632,811,556
	Programa de Fomento a la Economía Social	445,741,377
	Programas del Fondo Nacional de Fomento a las Artesanías (FONART)	142,576,445
	Subsidios a programas para jóvenes	35,130,000
33 Aportaciones Federales para Entidades Federativas y Municipios		**11,068,965,882**
	Fondo de Aportaciones para la Educación Tecnológica y de Adultos (Educación Tecnológica)	654,107,191
	Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal	7,000,000,000
	Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal	3,414,858,691
47 Entidades no Sectorizadas		**186,884,616**
	Atención a Víctimas	186,884,616
48 Cultura		**3,656,296,123**
	Desarrollo Cultural	3,435,968,782
	Educación y cultura indígena	70,327,341
	Programa de Apoyos a la Cultura	150,000,000

ANEXO 20. RAMO 23 PROVISIONES SALARIALES Y ECONÓMICAS (pesos)

				MONTO
	Previsiones Salariales			**9,558,665,808**
		Situaciones laborales supervenientes		9,558,665,808
	Provisiones Económicas			**6,300,636,547**
		Fondo de Desastres Naturales (FONDEN)		6,035,987,256
		Fondo de Prevención de Desastres Naturales (FOPREDEN)		179,359,007
		Comisiones y pago a CECOBAN		85,290,284
	Provisiones Salariales y **Económicas**			**8,895,068,303**
	Desarrollo Regional			**41,886,218,637**
		Programas Regionales		2,837,421,312
		Fondo Regional		2,315,599,804
		Fondo para la Accesibilidad en el Transporte Público para las Personas con Discapacidad (Anexo 20.1)		447,000,000
		Fondo para el Fortalecimiento de la Infraestructura Estatal y Municipal (Anexo 20.2)		8,996,264,972
		Proyectos de Desarrollo Regional		**17,343,157,916**
			Programa para el Rescate del Acapulco Tradicional	100,000,000
			Proyectos para el Desarrollo Regional de la Zona Henequenera del Sureste	323,000,000
			Proyectos de Desarrollo Regional (Anexo 20.3)	16,920,157,916
		Fondo Metropolitano (Anexo 20.4)		3,240,170,830
		Fondo para el Fortalecimiento Financiero		3,243,603,803
		Fondo de Apoyo a Migrantes		263,000,000
		Fondo de Capitalidad		2,450,000,000
		Fondo para Fronteras		750,000,000
	Otras Provisiones **Económicas**			**46,804,131,875**
		Seguridad y Logística		1,169,764,970
		Programa de Separación Laboral		882,447,741
		Subsidios a las Tarifas Eléctricas		43,114,000,000
		Provisión para la Armonización Contable		55,865,160
		Conservación Operación y Equipamiento de la Cámara de Diputados		80,000,000
		Operación y Mantenimiento del Programa de Seguridad y Monitoreo en el Estado de México		1,502,054,004
	Gastos asociados a ingresos petroleros			**18,420,900,000**
TOTAL				**131,865,621,170**

ANEXO 20.1 FONDO PARA LA ACCESIBILIDAD EN EL TRANSPORTE PÚBLICO PARA LAS PERSONAS CON DISCAPACIDAD (pesos)

ENTIDAD	MONTO
Aguascalientes	5,819,722
Baja California	11,839,167
Baja California Sur	3,852,525
Campeche	7,142,658
Ciudad de México	28,532,610
Coahuila de Zaragoza	10,662,536
Colima	6,707,204
Chiapas	16,681,714
Chihuahua	13,216,039
Durango	18,592,586
Guanajuato	17,921,835
Guerrero	12,700,253
Hidalgo	11,050,841
Jalisco	23,410,580
México	48,738,760
Michoacán de Ocampo	15,189,615
Morelos	8,031,622
Nayarit	6,075,791
Nuevo León	15,638,384
Oaxaca	13,986,470
Puebla	19,498,293
Querétaro	7,914,756
Quintana Roo	8,440,242
San Luis Potosí	10,969,633
Sinaloa	11,507,470
Sonora	10,451,212
Tabasco	9,616,343
Tamaulipas	12,609,506
Tlaxcala	6,471,061
Veracruz de Ignacio de la Llave	26,296,197
Yucatán	8,952,837
Zacatecas	18,481,538
TOTAL	**447,000,000**

ANEXO 20.2 FONDO PARA EL FORTALECIMIENTO DE LA INFRAESTRUCTURA ESTATAL Y MUNICIPAL (pesos)

	MONTO
TOTAL	**8,996,264,972**
Infraestructura Estatal	**2,701,200,024**
BAJA CALIFORNIA	103,000,000
BAJA CALIFORNIA SUR	54,000,000
CAMPECHE	58,000,000
CHIAPAS	206,500,000
CHIHUAHUA	18,000,000
CIUDAD DE MÉXICO	90,000,000
COAHUILA	102,300,000
COLIMA	2,000,000
DURANGO	700,000
GUANAJUATO	135,000,024

	GUERRERO		142,500,000
	HIDALGO		177,000,000
	JALISCO		45,000,000
	MÉXICO		780,000,000
	MICHOACÁN		18,000,000
	MORELOS		35,000,000
	NAYARIT		20,000,000
	NUEVO LEÓN		18,000,000
	OAXACA		172,500,000
	PUEBLA		172,000,000
	QUINTANA ROO		12,700,000
	SAN LUIS POTOSÍ		33,000,000
	SINALOA		20,000,000
	SONORA		100,000,000
	TAMAULIPAS		18,000,000
	YUCATÁN		158,000,000
	ZACATECAS		10,000,000
Infraestructura Municipal			**6,295,064,948**
	AGUASCALIENTES	AGUASCALIENTES	31,500,000
	AGUASCALIENTES	ASIENTOS	1,960,000
	AGUASCALIENTES	CALVILLO	22,000,000
	AGUASCALIENTES	COSÍO	1,500,000
	AGUASCALIENTES	EL LLANO	6,600,000
	AGUASCALIENTES	JESÚS MARÍA	14,440,000
	AGUASCALIENTES	SAN FRANCISCO DE LOS ROMO	1,000,000
	AGUASCALIENTES	SAN JOSÉ DE GRACIA	9,000,000
	BAJA CALIFORNIA	ENSENADA	12,000,000
	BAJA CALIFORNIA	MEXICALI	66,500,000
	BAJA CALIFORNIA	PLAYAS DE ROSARITO	14,000,000
	BAJA CALIFORNIA	TECATE	18,500,000
	BAJA CALIFORNIA	TIJUANA	30,000,000
	BAJA CALIFORNIA SUR	COMONDÚ	20,000,000
	CAMPECHE	CALAKMUL	1,000,000
	CAMPECHE	CANDELARIA	5,000,000
	CAMPECHE	CARMEN	10,000,000
	CAMPECHE	PALIZADA	2,000,000
	CHIAPAS	ALDAMA	1,800,000
	CHIAPAS	ANGEL ALBINO CORZO	4,615,385
	CHIAPAS	BOCHIL	1,500,000
	CHIAPAS	CINTALAPA	18,307,692
	CHIAPAS	FRONTERA HIDALGO	3,960,680
	CHIAPAS	IXHUATÁN	2,200,000
	CHIAPAS	IXTAPANGAJOYA	1,000,000
	CHIAPAS	LARRÁINZAR	4,000,000
	CHIAPAS	METAPA	4,517,581
	CHIAPAS	OCOSINGO	5,000,000
	CHIAPAS	OCOZOCOAUTLA DE ESPINOSA	14,000,000
	CHIAPAS	SAN ANDRÉS DURAZNAL	1,200,000
	CHIAPAS	SOLOSUCHIAPA	2,300,000
	CHIAPAS	SUCHIATE	6,073,382
	CHIAPAS	TUXTLA CHICO	5,448,357
	CHIAPAS	TUXTLA GUTIÉRREZ	34,000,000
	CHIAPAS	VILLAFLORES	3,076,923

	CHIHUAHUA	AHUMADA	3,000,000
	CHIHUAHUA	ALDAMA	3,000,000
	CHIHUAHUA	ALLENDE	1,000,000
	CHIHUAHUA	AQUILES SERDÁN	1,500,000
	CHIHUAHUA	ASCENSIÓN	2,100,000
	CHIHUAHUA	BALLEZA	4,000,000
	CHIHUAHUA	BOCOYNA	5,000,000
	CHIHUAHUA	CAMARGO	9,500,000
	CHIHUAHUA	CHIHUAHUA	34,325,621
	CHIHUAHUA	CORONADO	1,000,000
	CHIHUAHUA	CUAUHTÉMOC	6,500,000
	CHIHUAHUA	CUSIHUIRIACHI	1,193,465
	CHIHUAHUA	DELICIAS	9,500,000
	CHIHUAHUA	EL TULE	3,000,000
	CHIHUAHUA	GALEANA	17,000,000
	CHIHUAHUA	GUACHOCHI	4,000,000
	CHIHUAHUA	GUADALUPE	600,000
	CHIHUAHUA	GUADALUPE Y CALVO	5,200,000
	CHIHUAHUA	HUEJOTITÁN	3,000,000
	CHIHUAHUA	IGNACIO ZARAGOZA	5,877,557
	CHIHUAHUA	JANOS	2,900,000
	CHIHUAHUA	JIMÉNEZ	2,500,000
	CHIHUAHUA	JUÁREZ	73,003,357
	CHIHUAHUA	MANUEL BENAVIDES	4,000,000
	CHIHUAHUA	MATACHÍ	1,000,000
	CHIHUAHUA	MATAMOROS	8,000,000
	CHIHUAHUA	MEOQUI	8,500,000
	CHIHUAHUA	NUEVO CASAS GRANDES	4,000,000
	CHIHUAHUA	OJINAGA	8,000,000
	CHIHUAHUA	PRAXEDIS G. GUERRERO	600,000
	CHIHUAHUA	ROSARIO	1,000,000
	CHIHUAHUA	SAN FRANCISCO DEL ORO	4,200,000
	CHIHUAHUA	SANTA BÁRBARA	4,000,000
	CHIHUAHUA	VALLE DE ZARAGOZA	3,000,000
	CIUDAD DE MÉXICO	BENITO JUÁREZ	76,000,000
	CIUDAD DE MÉXICO	COYOACÁN	8,000,000
	CIUDAD DE MÉXICO	CUAJIMALPA DE MORELOS	8,000,000
	CIUDAD DE MÉXICO	CUAUHTÉMOC	90,000,000
	CIUDAD DE MÉXICO	GUSTAVO A. MADERO	10,000,000
	CIUDAD DE MÉXICO	IZTACALCO	8,000,000
	CIUDAD DE MÉXICO	IZTAPALAPA	64,000,000
	CIUDAD DE MÉXICO	MIGUEL HIDALGO	9,000,000
	CIUDAD DE MÉXICO	VENUSTIANO CARRANZA	28,000,000
	COAHUILA	ALLENDE	3,000,000
	COAHUILA	FRONTERA	7,000,000
	COAHUILA	GUERRERO	1,200,000
	COAHUILA	MORELOS	14,000,000
	COAHUILA	NAVA	3,500,000
	COAHUILA	PIEDRAS NEGRAS	20,000,000
	COAHUILA	RAMOS ARIZPE	10,000,000
	COAHUILA	SABINAS	1,500,000
	COAHUILA	SALTILLO	10,000,000
	COAHUILA	SAN PEDRO	10,000,000

COAHUILA	TORREÓN	2,000,000
COAHUILA	ZARAGOZA	4,500,000
COLIMA	ARMERÍA	3,000,000
COLIMA	COLIMA	1,500,000
COLIMA	COMALA	9,681,089
COLIMA	COQUIMATLÁN	18,000,000
COLIMA	CUAUHTÉMOC	35,200,000
COLIMA	IXTLAHUACÁN	18,589,695
COLIMA	MANZANILLO	6,000,000
COLIMA	MINATITLÁN	5,000,000
DURANGO	CANATLÁN	10,732,388
DURANGO	CUENCAMÉ	7,000,000
DURANGO	DURANGO	35,521,312
DURANGO	GÓMEZ PALACIO	13,200,000
DURANGO	GUANACEVÍ	10,000,000
DURANGO	INDÉ	5,000,000
DURANGO	LERDO	7,100,000
DURANGO	NUEVO IDEAL	6,500,000
DURANGO	OCAMPO	2,000,000
DURANGO	PUEBLO NUEVO	16,000,000
DURANGO	SAN BERNARDO	10,000,000
DURANGO	SAN JUAN DEL RÍO	3,000,000
DURANGO	SANTIAGO PAPASQUIARO	10,291,300
GUANAJUATO	ABASOLO	4,000,000
GUANAJUATO	ATARJEA	1,500,000
GUANAJUATO	CELAYA	24,200,000
GUANAJUATO	CORONEO	5,000,000
GUANAJUATO	CORTAZAR	2,700,000
GUANAJUATO	CUERÁMARO	6,000,000
GUANAJUATO	DOCTOR MORA	2,000,000
GUANAJUATO	DOLORES HIDALGO CUNA DE LA INDEPENDENCIA NACIONAL	1,000,000
GUANAJUATO	GUANAJUATO	27,000,000
GUANAJUATO	HUANÍMARO	2,000,000
GUANAJUATO	JARAL DEL PROGRESO	5,000,000
GUANAJUATO	LEÓN	58,000,000
GUANAJUATO	MANUEL DOBLADO	8,000,000
GUANAJUATO	MOROLEÓN	3,000,000
GUANAJUATO	OCAMPO	7,279,000
GUANAJUATO	PÉNJAMO	1,999,976
GUANAJUATO	PUEBLO NUEVO	18,000,000
GUANAJUATO	SALAMANCA	16,000,000
GUANAJUATO	SALVATIERRA	9,116,000
GUANAJUATO	SAN DIEGO DE LA UNIÓN	6,500,000
GUANAJUATO	SAN FELIPE	4,615,000
GUANAJUATO	SAN JOSÉ ITURBIDE	1,790,000
GUANAJUATO	SAN MIGUEL DE ALLENDE	48,000,000
GUANAJUATO	SANTA CATARINA	1,500,000
GUANAJUATO	SANTIAGO MARAVATÍO	13,095,297
GUANAJUATO	TIERRA BLANCA	8,971,000
GUANAJUATO	URIANGATO	788,703
GUANAJUATO	VILLAGRÁN	2,000,000
GUANAJUATO	XICHÚ	2,845,000

GUANAJUATO	YURIRIA	4,000,000
GUERRERO	ACAPULCO DE JUÁREZ	10,000,000
GUERRERO	ALPOYECA	3,000,000
GUERRERO	ATLAMAJALCINGO DEL MONTE	4,000,000
GUERRERO	ATOYAC DE ÁLVAREZ	3,800,000
GUERRERO	AZOYÚ	15,000,000
GUERRERO	CHILPANCINGO DE LOS BRAVO	13,830,000
GUERRERO	COYUCA DE BENÍTEZ	2,708,093
GUERRERO	CUTZAMALA DE PINZÓN	2,000,000
GUERRERO	GENERAL CANUTO A. NERI	6,000,000
GUERRERO	ILIATENCO	8,000,000
GUERRERO	JUAN R. ESCUDERO	10,270,000
GUERRERO	JUCHITÁN	3,000,000
GUERRERO	LEONARDO BRAVO	2,000,000
GUERRERO	MÁRTIR DE CUILAPAN	6,000,000
GUERRERO	METLATÓNOC	6,000,000
GUERRERO	MOCHITLÁN	2,091,907
GUERRERO	PETATLÁN	2,500,000
GUERRERO	SAN LUIS ACATLÁN	12,000,000
GUERRERO	TELOLOAPAN	2,000,000
GUERRERO	TEPECOACUILCO DE TRUJANO	6,600,000
GUERRERO	TIXTLA DE GUERRERO	10,000,000
GUERRERO	TLALCHAPA	21,000,000
GUERRERO	ZIHUATANEJO DE AZUETA	9,700,000
HIDALGO	ACTOPAN	8,000,000
HIDALGO	ATLAPEXCO	7,500,000
HIDALGO	ATOTONILCO DE TULA	5,000,000
HIDALGO	CALNALI	5,000,000
HIDALGO	HUAUTLA	6,000,000
HIDALGO	HUEJUTLA DE REYES	40,500,000
HIDALGO	LOLOTLA	2,000,000
HIDALGO	MINERAL DE LA REFORMA	8,000,000
HIDALGO	MOLANGO DE ESCAMILLA	5,000,000
HIDALGO	PACHUCA DE SOTO	10,000,000
HIDALGO	SAN FELIPE ORIZATLÁN	6,000,000
HIDALGO	TEPEHUACÁN DE GUERRERO	7,500,000
HIDALGO	TEZONTEPEC DE ALDAMA	18,000,000
HIDALGO	TIANGUISTENGO	13,500,000
HIDALGO	TULANCINGO DE BRAVO	10,000,000
HIDALGO	YAHUALICA	5,000,000
JALISCO	AHUALULCO DE MERCADO	5,500,000
JALISCO	AMATITÁN	2,000,000
JALISCO	AMECA	500,000
JALISCO	ATOTONILCO EL ALTO	3,000,000
JALISCO	ATOYAC	2,000,000
JALISCO	AUTLÁN DE NAVARRO	6,000,000
JALISCO	AYOTLÁN	8,000,000
JALISCO	BOLAÑOS	500,000
JALISCO	CASIMIRO CASTILLO	2,500,000
JALISCO	CHAPALA	4,000,000
JALISCO	CHIMALTITÁN	6,500,000
JALISCO	CHIQUILISTLÁN	2,000,000
JALISCO	COCULA	1,000,000

JALISCO	CUQUÍO	2,000,000
JALISCO	DEGOLLADO	1,500,000
JALISCO	EJUTLA	1,000,000
JALISCO	EL GRULLO	3,000,000
JALISCO	EL LIMÓN	2,000,000
JALISCO	ENCARNACIÓN DE DÍAZ	3,500,000
JALISCO	ETZATLÁN	1,955,000
JALISCO	GUACHINANGO	2,000,000
JALISCO	GUADALAJARA	58,500,000
JALISCO	HOSTOTIPAQUILLO	2,800,000
JALISCO	HUEJÚCAR	2,000,000
JALISCO	HUEJUQUILLA EL ALTO	4,500,000
JALISCO	IXTLAHUACÁN DE LOS MEMBRILLOS	9,000,000
JALISCO	IXTLAHUACÁN DEL RÍO	2,500,000
JALISCO	JALOSTOTITLÁN	8,500,000
JALISCO	JAMAY	4,000,000
JALISCO	JESÚS MARÍA	2,000,000
JALISCO	JILOTLÁN DE LOS DOLORES	5,000,000
JALISCO	JUCHITLÁN	2,500,000
JALISCO	LA BARCA	4,500,000
JALISCO	LA HUERTA	5,000,000
JALISCO	LA MANZANILLA DE LA PAZ	7,500,000
JALISCO	LAGOS DE MORENO	7,000,000
JALISCO	MASCOTA	9,000,000
JALISCO	MAZAMITLA	11,500,000
JALISCO	OCOTLÁN	4,000,000
JALISCO	OJUELOS DE JALISCO	3,500,000
JALISCO	PUERTO VALLARTA	23,000,000
JALISCO	QUITUPAN	2,500,000
JALISCO	SAN IGNACIO CERRO GORDO	4,000,000
JALISCO	SAN JUAN DE LOS LAGOS	3,000,000
JALISCO	SAN JUANITO DE ESCOBEDO	2,000,000
JALISCO	SAN MARCOS	2,000,000
JALISCO	SAN MARTÍN DE BOLAÑOS	3,500,000
JALISCO	SAN MIGUEL EL ALTO	12,000,000
JALISCO	SANTA MARÍA DE LOS ÁNGELES	1,200,000
JALISCO	TALA	10,000,000
JALISCO	TALPA DE ALLENDE	2,000,000
JALISCO	TECALITLÁN	2,500,000
JALISCO	TECOLOTLÁN	2,000,000
JALISCO	TEUCHITLÁN	2,000,000
JALISCO	TIZAPÁN EL ALTO	9,500,000
JALISCO	TONALÁ	49,630,640
JALISCO	TONILA	3,529,217
JALISCO	TOTATICHE	2,000,000
JALISCO	TOTOTLÁN	11,500,000
JALISCO	TUXCACUESCO	2,500,000
JALISCO	UNIÓN DE SAN ANTONIO	31,000,000
JALISCO	UNIÓN DE TULA	3,500,000
JALISCO	VALLE DE JUÁREZ	6,000,000
JALISCO	VILLA GUERRERO	500,000
JALISCO	ZAPOPAN	54,500,000

JALISCO	ZAPOTLÁN EL GRANDE	10,000,000
MÉXICO	AMECAMECA	8,000,000
MÉXICO	ATIZAPÁN DE ZARAGOZA	36,000,000
MÉXICO	CHAPA DE MOTA	4,000,000
MÉXICO	DONATO GUERRA	18,000,000
MÉXICO	HUIXQUILUCAN	2,000,000
MÉXICO	METEPEC	65,000,000
MÉXICO	NAUCALPAN DE JUÁREZ	36,000,000
MÉXICO	NEZAHUALCÓYOTL	42,300,000
MÉXICO	SOYANIQUILPAN DE JUÁREZ	12,000,000
MÉXICO	TEMASCALAPA	10,000,000
MÉXICO	TENANGO DEL AIRE	12,000,000
MÉXICO	TEPETLIXPA	10,000,000
MÉXICO	TEPOTZOTLÁN	3,000,000
MÉXICO	TEXCALYACAC	5,000,000
MÉXICO	TIANGUISTENCO	4,000,000
MÉXICO	TOLUCA	18,000,000
MÉXICO	TONANITLA	4,000,000
MÉXICO	TULTEPEC	24,000,000
MICHOACÁN	ACUITZIO	1,234,366
MICHOACÁN	ANGAMACUTIRO	3,550,000
MICHOACÁN	ANGANGUEO	2,700,000
MICHOACÁN	APATZINGÁN	18,000,000
MICHOACÁN	APORO	4,500,000
MICHOACÁN	AQUILA	1,300,000
MICHOACÁN	ARIO	2,000,000
MICHOACÁN	ARTEAGA	1,300,000
MICHOACÁN	BRISEÑAS	800,000
MICHOACÁN	BUENAVISTA	1,300,000
MICHOACÁN	CHARO	4,500,000
MICHOACÁN	CHAVINDA	2,000,000
MICHOACÁN	CHINICUILA	1,300,000
MICHOACÁN	CHUCÁNDIRO	1,300,000
MICHOACÁN	CHURUMUCO	3,000,000
MICHOACÁN	COAHUAYANA	8,874,647
MICHOACÁN	COALCOMÁN DE VÁZQUEZ PALLARES	20,000,000
MICHOACÁN	COENEO	16,250,000
MICHOACÁN	COPÁNDARO	2,400,000
MICHOACÁN	EPITACIO HUERTA	5,000,000
MICHOACÁN	ERONGARÍCUARO	3,000,000
MICHOACÁN	HIDALGO	3,500,000
MICHOACÁN	HUANDACAREO	1,644,706
MICHOACÁN	HUANIQUEO	750,000
MICHOACÁN	HUETAMO	8,000,000
MICHOACÁN	HUIRAMBA	2,000,000
MICHOACÁN	INDAPARAPEO	1,000,000
MICHOACÁN	IRIMBO	10,000,000
MICHOACÁN	JACONA	1,000,000
MICHOACÁN	JIMÉNEZ	1,300,000
MICHOACÁN	JOSÉ SIXTO VERDUZCO	6,151,599
MICHOACÁN	JUÁREZ	3,000,000
MICHOACÁN	LA HUACANA	7,170,847

MICHOACÁN	LA PIEDAD	1,430,000
MICHOACÁN	LAGUNILLAS	4,500,000
MICHOACÁN	LÁZARO CÁRDENAS	10,423,754
MICHOACÁN	MADERO	4,000,000
MICHOACÁN	MARAVATÍO	2,439,757
MICHOACÁN	MARCOS CASTELLANOS	10,000,000
MICHOACÁN	MORELIA	14,000,000
MICHOACÁN	MORELOS	1,922,730
MICHOACÁN	NOCUPÉTARO	3,500,000
MICHOACÁN	NUEVO URECHO	1,300,000
MICHOACÁN	NUMARÁN	4,500,000
MICHOACÁN	PAJACUARÁN	3,500,000
MICHOACÁN	PANINDÍCUARO	1,300,000
MICHOACÁN	PARACHO	2,095,456
MICHOACÁN	PERIBÁN	4,500,000
MICHOACÁN	PURÉPERO	3,152,439
MICHOACÁN	PURUÁNDIRO	359,699
MICHOACÁN	QUERÉNDARO	19,600,000
MICHOACÁN	SAHUAYO	4,500,000
MICHOACÁN	SALVADOR ESCALANTE	1,300,000
MICHOACÁN	SANTA ANA MAYA	1,200,000
MICHOACÁN	TACÁMBARO	3,000,000
MICHOACÁN	TANCÍTARO	3,000,000
MICHOACÁN	TANGAMANDAPIO	2,500,000
MICHOACÁN	TANGANCÍCUARO	4,500,000
MICHOACÁN	TANHUATO	3,300,000
MICHOACÁN	TARETAN	4,500,000
MICHOACÁN	TIQUICHEO DE NICOLÁS ROMERO	1,300,000
MICHOACÁN	TLAZAZALCA	1,000,000
MICHOACÁN	TUMBISCATÍO	2,000,000
MICHOACÁN	TUXPAN	6,300,000
MICHOACÁN	TZITZIO	1,600,000
MICHOACÁN	URUAPAN	1,300,000
MICHOACÁN	VENUSTIANO CARRANZA	1,300,000
MICHOACÁN	VILLAMAR	4,000,000
MICHOACÁN	ZACAPU	13,000,000
MICHOACÁN	ZIRACUARETIRO	7,425,000
MICHOACÁN	ZITÁCUARO	6,550,000
MORELOS	AMACUZAC	6,000,000
MORELOS	AXOCHIAPAN	4,356,046
MORELOS	AYALA	10,718,664
MORELOS	COATLÁN DEL RÍO	8,000,000
MORELOS	CUAUTLA	18,000,000
MORELOS	CUERNAVACA	2,641,290
MORELOS	EMILIANO ZAPATA	5,700,000
MORELOS	JANTETELCO	4,300,000
MORELOS	JIUTEPEC	27,000,000
MORELOS	JOJUTLA	7,500,000
MORELOS	JONACATEPEC	2,000,000
MORELOS	MAZATEPEC	10,000,000
MORELOS	MIACATLÁN	12,167,718
MORELOS	TEMIXCO	1,500,000
MORELOS	TEMOAC	7,478,911

MORELOS	TEPALCINGO	2,196,428
MORELOS	TEPOZTLÁN	3,000,000
MORELOS	TETECALA	3,500,000
MORELOS	TETELA DEL VOLCÁN	10,850,500
MORELOS	TLALTIZAPÁN DE ZAPATA	874,082
MORELOS	TLAQUILTENANGO	20,000,000
MORELOS	XOCHITEPEC	15,306,745
MORELOS	YAUTEPEC	26,142,615
MORELOS	YECAPIXTLA	5,000,000
MORELOS	ZACATEPEC	1,844,000
MORELOS	ZACUALPAN DE AMILPAS	1,123,000
NAYARIT	AHUACATLÁN	3,000,000
NAYARIT	AMATLÁN DE CAÑAS	3,000,000
NAYARIT	DEL NAYAR	14,000,000
NAYARIT	HUAJICORI	6,000,000
NAYARIT	LA YESCA	6,000,000
NAYARIT	ROSAMORADA	6,000,000
NAYARIT	SAN BLAS	9,000,000
NAYARIT	SANTA MARÍA DEL ORO	2,500,000
NAYARIT	TECUALA	6,000,000
NAYARIT	XALISCO	2,500,000
NUEVO LEÓN	ABASOLO	2,000,000
NUEVO LEÓN	ALLENDE	12,000,000
NUEVO LEÓN	APODACA	6,000,000
NUEVO LEÓN	ARAMBERRI	5,000,000
NUEVO LEÓN	CADEREYTA JIMÉNEZ	5,000,000
NUEVO LEÓN	CERRALVO	18,000,000
NUEVO LEÓN	DOCTOR ARROYO	5,000,000
NUEVO LEÓN	GENERAL ESCOBEDO	5,000,000
NUEVO LEÓN	GENERAL TERÁN	25,500,000
NUEVO LEÓN	GUADALUPE	34,050,000
NUEVO LEÓN	HIDALGO	3,000,000
NUEVO LEÓN	ITURBIDE	325,347
NUEVO LEÓN	JUÁREZ	33,500,000
NUEVO LEÓN	LINARES	2,000,000
NUEVO LEÓN	MONTEMORELOS	37,500,000
NUEVO LEÓN	MONTERREY	34,124,653
NUEVO LEÓN	SAN NICOLÁS DE LOS GARZA	83,000,000
NUEVO LEÓN	SAN PEDRO GARZA GARCÍA	12,000,000
NUEVO LEÓN	SANTA CATARINA	37,000,000
NUEVO LEÓN	SANTIAGO	7,000,000
OAXACA	ASUNCIÓN CUYOTEPEJI	1,500,000
OAXACA	ASUNCIÓN NOCHIXTLÁN	900,000
OAXACA	CHAHUITES	2,000,000
OAXACA	CHALCATONGO DE HIDALGO	4,000,000
OAXACA	COSOLAPA	1,901,000
OAXACA	CUILÁPAM DE GUERRERO	2,999,000
OAXACA	HEROICA CIUDAD DE EJUTLA DE CRESPO	5,755,000
OAXACA	HEROICA CIUDAD DE HUAJUAPAN DE LEÓN	43,351,000
OAXACA	HEROICA CIUDAD DE JUCHITÁN DE ZARAGOZA	1,799,999
OAXACA	HEROICA CIUDAD DE TLAXIACO	2,000,000

OAXACA	LOMA BONITA	17,700,000
OAXACA	MAGDALENA TLACOTEPEC	2,000,000
OAXACA	MATÍAS ROMERO AVENDAÑO	8,800,000
OAXACA	MAZATLÁN VILLA DE FLORES	1,999,999
OAXACA	OAXACA DE JUÁREZ	6,001,000
OAXACA	PINOTEPA DE DON LUIS	1,700,000
OAXACA	PUTLA VILLA DE GUERRERO	2,651,000
OAXACA	SAN ANDRÉS ZAUTLA	5,000,000
OAXACA	SAN BARTOLOMÉ AYAUTLA	7,999,889
OAXACA	SAN BLAS ATEMPA	11,000,000
OAXACA	SAN JACINTO AMILPAS	10,000,000
OAXACA	SAN JORGE NUCHITA	1,500,000
OAXACA	SAN JUAN BAUTISTA CUICATLÁN	500,000
OAXACA	SAN JUAN BAUTISTA SUCHITEPEC	1,500,000
OAXACA	SAN JUAN BAUTISTA TUXTEPEC	17,310,000
OAXACA	SAN JUAN BAUTISTA VALLE NACIONAL	2,501,000
OAXACA	SAN JUAN CACAHUATEPEC	2,000,000
OAXACA	SAN JUAN MAZATLÁN	1,000,000
OAXACA	SAN LUCAS OJITLÁN	5,070,000
OAXACA	SAN MARCOS ARTEAGA	2,000,000
OAXACA	SAN MIGUEL DEL RÍO	2,999,766
OAXACA	SAN PABLO HUITZO	1,000,000
OAXACA	SAN PABLO VILLA DE MITLA	6,510,000
OAXACA	SAN PEDRO AMUZGOS	1,199,000
OAXACA	SAN PEDRO IXTLAHUACA	2,000,000
OAXACA	SAN PEDRO POCHUTLA	3,935,002
OAXACA	SAN PEDRO Y SAN PABLO AYUTLA	2,070,000
OAXACA	SAN SEBASTIÁN IXCAPA	2,000,000
OAXACA	SAN SIMÓN ZAHUATLÁN	2,000,000
OAXACA	SAN VICENTE LACHIXÍO	2,300,000
OAXACA	SANTA ANA TLAPACOYAN	3,000,234
OAXACA	SANTA CATARINA JUQUILA	2,000,000
OAXACA	SANTA CRUZ AMILPAS	2,000,000
OAXACA	SANTA CRUZ XOXOCOTLÁN	18,450,111
OAXACA	SANTA INÉS DE ZARAGOZA	600,000
OAXACA	SANTA MARÍA HUATULCO	13,500,000
OAXACA	SANTA MARÍA JACATEPEC	1,800,000
OAXACA	SANTA MARÍA LACHIXÍO	2,999,000
OAXACA	SANTA MARÍA TONAMECA	2,000,000
OAXACA	SANTA MARÍA ZACATEPEC	2,501,000
OAXACA	SANTIAGO CACALOXTEPEC	1,200,000
OAXACA	SANTIAGO CHAZUMBA	6,300,000
OAXACA	SANTIAGO JAMILTEPEC	1,010,000
OAXACA	SANTIAGO MILTEPEC	1,500,000
OAXACA	SANTIAGO PINOTEPA NACIONAL	1,350,000
OAXACA	SANTIAGO YOSONDÚA	2,000,000
OAXACA	SANTO DOMINGO TEHUANTEPEC	68,582,757
OAXACA	SOLEDAD ETLA	3,000,000
OAXACA	VILLA DE ETLA	2,900,000
OAXACA	ZIMATLÁN DE ÁLVAREZ	9,237,000
PUEBLA	ACAJETE	300,000
PUEBLA	ACATZINGO	10,600,000

PUEBLA	ATEMPAN	32,700,000
PUEBLA	ATLIXCO	13,214,897
PUEBLA	CHALCHICOMULA DE SESMA	5,985,947
PUEBLA	CHIAUTLA	20,000,000
PUEBLA	CHIETLA	11,400,000
PUEBLA	CHIGNAHUAPAN	14,985,000
PUEBLA	CUAPIAXTLA DE MADERO	11,300,000
PUEBLA	CUAUTEMPAN	5,000,000
PUEBLA	ESPERANZA	2,000,000
PUEBLA	FRANCISCO Z. MENA	5,000,000
PUEBLA	HONEY	4,995,000
PUEBLA	HUAUCHINANGO	4,000,000
PUEBLA	IXTACAMAXTITLÁN	9,575,000
PUEBLA	LOS REYES DE JUÁREZ	5,643,905
PUEBLA	PAHUATLÁN	5,000,000
PUEBLA	PALMAR DE BRAVO	1,500,000
PUEBLA	PUEBLA	15,000,000
PUEBLA	QUECHOLAC	1,500,000
PUEBLA	SAN FELIPE TEPATLÁN	1,500,000
PUEBLA	SAN JUAN ATENCO	500,000
PUEBLA	SANTO TOMÁS HUEYOTLIPAN	4,809,821
PUEBLA	TECALI DE HERRERA	8,762,396
PUEBLA	TECAMACHALCO	1,500,000
PUEBLA	TECOMATLÁN	575,282
PUEBLA	TEHUACÁN	10,000,000
PUEBLA	TEPEACA	32,400,000
PUEBLA	TETELA DE OCAMPO	13,500,000
PUEBLA	TETELES DE AVILA CASTILLO	3,700,000
PUEBLA	TEZIUTLÁN	5,000,000
PUEBLA	TLACHICHUCA	1,500,000
PUEBLA	TLACOTEPEC DE BENITO JUÁREZ	500,000
PUEBLA	TLACUILOTEPEC	2,000,000
PUEBLA	TLAXCO	3,305,000
PUEBLA	TOCHTEPEC	4,500,000
PUEBLA	YEHUALTEPEC	1,000,000
PUEBLA	ZARAGOZA	7,000,000
QUERÉTARO	AMEALCO DE BONFIL	12,500,000
QUERÉTARO	ARROYO SECO	1,000,000
QUERÉTARO	CADEREYTA DE MONTES	29,000,000
QUERÉTARO	CORREGIDORA	17,500,000
QUERÉTARO	JALPAN DE SERRA	1,000,000
QUERÉTARO	LANDA DE MATAMOROS	6,500,000
QUERÉTARO	PEDRO ESCOBEDO	18,000,000
QUERÉTARO	QUERÉTARO	8,000,000
QUERÉTARO	SAN JOAQUÍN	10,000,000
QUERÉTARO	SAN JUAN DEL RÍO	26,500,000
QUERÉTARO	TOLIMÁN	1,000,000
QUINTANA ROO	BACALAR	4,000,000
QUINTANA ROO	BENITO JUÁREZ	29,000,000
QUINTANA ROO	FELIPE CARRILLO PUERTO	4,300,000
QUINTANA ROO	ISLA MUJERES	15,000,000
QUINTANA ROO	JOSÉ MARÍA MORELOS	3,000,000
QUINTANA ROO	LÁZARO CÁRDENAS	12,500,000

QUINTANA ROO	OTHÓN P. BLANCO	4,000,000
QUINTANA ROO	SOLIDARIDAD	19,000,000
QUINTANA ROO	TULUM	2,500,000
SAN LUIS POTOSÍ	AHUALULCO	2,000,000
SAN LUIS POTOSÍ	CÁRDENAS	13,000,000
SAN LUIS POTOSÍ	CATORCE	20,000,000
SAN LUIS POTOSÍ	CIUDAD FERNÁNDEZ	7,000,000
SAN LUIS POTOSÍ	CIUDAD VALLES	5,000,000
SAN LUIS POTOSÍ	COXCATLÁN	1,500,000
SAN LUIS POTOSÍ	EL NARANJO	3,000,000
SAN LUIS POTOSÍ	LAGUNILLAS	3,000,000
SAN LUIS POTOSÍ	MATEHUALA	3,000,000
SAN LUIS POTOSÍ	MATLAPA	7,500,000
SAN LUIS POTOSÍ	MEXQUITIC DE CARMONA	13,000,000
SAN LUIS POTOSÍ	MOCTEZUMA	35,500,000
SAN LUIS POTOSÍ	RAYÓN	2,500,000
SAN LUIS POTOSÍ	RIOVERDE	5,000,000
SAN LUIS POTOSÍ	SALINAS	4,000,000
SAN LUIS POTOSÍ	SAN CIRO DE ACOSTA	16,500,000
SAN LUIS POTOSÍ	SOLEDAD DE GRACIANO SÁNCHEZ	18,000,000
SAN LUIS POTOSÍ	TAMASOPO	2,500,000
SAN LUIS POTOSÍ	TAMAZUNCHALE	2,000,000
SAN LUIS POTOSÍ	TAMPACÁN	1,500,000
SAN LUIS POTOSÍ	TAMPAMOLÓN CORONA	12,000,000
SAN LUIS POTOSÍ	TAMUÍN	10,000,000
SAN LUIS POTOSÍ	TANCANHUITZ	1,000,000
SAN LUIS POTOSÍ	TIERRA NUEVA	2,500,000
SAN LUIS POTOSÍ	VANEGAS	4,500,000
SAN LUIS POTOSÍ	VILLA JUÁREZ	5,000,000
SAN LUIS POTOSÍ	XILITLA	6,000,000
SAN LUIS POTOSÍ	ZARAGOZA	18,000,000
SINALOA	AHOME	20,000,000
SINALOA	ANGOSTURA	5,000,000
SINALOA	BADIRAGUATO	6,000,000
SINALOA	CONCORDIA	6,400,000
SINALOA	CULIACÁN	35,000,000
SINALOA	EL FUERTE	5,000,000
SINALOA	ELOTA	10,000,000
SINALOA	ESCUINAPA	5,600,000
SINALOA	GUASAVE	24,000,001
SINALOA	MAZATLÁN	1,000,000
SINALOA	MOCORITO	4,000,000
SINALOA	NAVOLATO	5,000,000
SINALOA	SALVADOR ALVARADO	15,000,000
SINALOA	SAN IGNACIO	15,000,000
SINALOA	SINALOA	23,000,000
SONORA	AGUA PRIETA	2,500,000
SONORA	ARIZPE	500,000
SONORA	ATIL	14,000,000
SONORA	BACERAC	1,350,000
SONORA	BAVIÁCORA	500,000
SONORA	CANANEA	1,000,000
SONORA	CARBÓ	1,500,000

SONORA	CUMPAS	4,000,000
SONORA	FRONTERAS	500,000
SONORA	GENERAL PLUTARCO ELÍAS CALLES	3,000,000
SONORA	HUACHINERA	500,000
SONORA	HUATABAMPO	1,000,000
SONORA	IMURIS	3,000,000
SONORA	MAGDALENA	1,000,000
SONORA	NACO	3,500,000
SONORA	NÁCORI CHICO	500,000
SONORA	NAVOJOA	23,000,000
SONORA	NOGALES	14,000,000
SONORA	ONAVAS	1,000,000
SONORA	OPODEPE	1,500,000
SONORA	PUERTO PEÑASCO	10,000,000
SONORA	QUIRIEGO	400,000
SONORA	SAN FELIPE DE JESÚS	250,000
SONORA	SAN LUIS RÍO COLORADO	17,000,000
SONORA	SAN MIGUEL DE HORCASITAS	1,000,000
SONORA	SANTA ANA	2,000,000
SONORA	SANTA CRUZ	1,500,000
SONORA	SOYOPA	1,000,000
SONORA	VILLA HIDALGO	2,000,000
TABASCO	BALANCÁN	9,075,000
TABASCO	CÁRDENAS	10,800,000
TABASCO	CENTLA	11,920,926
TABASCO	CENTRO	38,000,000
TABASCO	HUIMANGUILLO	40,500,000
TABASCO	JALPA DE MÉNDEZ	27,079,074
TABASCO	JONUTA	10,000,000
TABASCO	MACUSPANA	10,000,000
TABASCO	NACAJUCA	5,000,000
TABASCO	PARAÍSO	10,000,000
TABASCO	TACOTALPA	13,000,000
TABASCO	TENOSIQUE	14,500,000
TAMAULIPAS	ABASOLO	3,500,000
TAMAULIPAS	ALDAMA	23,000,000
TAMAULIPAS	ANTIGUO MORELOS	1,000,000
TAMAULIPAS	BURGOS	500,000
TAMAULIPAS	BUSTAMANTE	2,000,000
TAMAULIPAS	CAMARGO	8,000,000
TAMAULIPAS	CASAS	2,000,000
TAMAULIPAS	CIUDAD MADERO	20,000,000
TAMAULIPAS	EL MANTE	2,000,000
TAMAULIPAS	GÓMEZ FARÍAS	1,000,000
TAMAULIPAS	GONZÁLEZ	1,000,000
TAMAULIPAS	GÜÉMEZ	6,750,000
TAMAULIPAS	GUERRERO	300,000
TAMAULIPAS	GUSTAVO DÍAZ ORDAZ	33,000,000
TAMAULIPAS	HIDALGO	1,150,000
TAMAULIPAS	JAUMAVE	1,000,000
TAMAULIPAS	JIMÉNEZ	3,500,000
TAMAULIPAS	LLERA	1,000,000

TAMAULIPAS	MAINERO	350,000
TAMAULIPAS	MATAMOROS	27,000,000
TAMAULIPAS	MÉNDEZ	500,000
TAMAULIPAS	MIER	3,500,000
TAMAULIPAS	MIQUIHUANA	3,000,000
TAMAULIPAS	NUEVO LAREDO	10,200,000
TAMAULIPAS	NUEVO MORELOS	2,000,000
TAMAULIPAS	OCAMPO	5,148,800
TAMAULIPAS	PADILLA	7,750,000
TAMAULIPAS	PALMILLAS	4,508,209
TAMAULIPAS	REYNOSA	20,000,000
TAMAULIPAS	RÍO BRAVO	15,000,000
TAMAULIPAS	SAN CARLOS	350,000
TAMAULIPAS	SAN NICOLÁS	850,000
TAMAULIPAS	SOTO LA MARINA	1,000,000
TAMAULIPAS	TAMPICO	27,000,000
TAMAULIPAS	TULA	1,000,000
TAMAULIPAS	VALLE HERMOSO	7,000,000
TAMAULIPAS	VICTORIA	46,792,991
TAMAULIPAS	VILLAGRÁN	350,000
TAMAULIPAS	XICOTÉNCATL	1,000,000
TLAXCALA	APETATITLÁN DE ANTONIO CARVAJAL	1,000,000
TLAXCALA	APIZACO	10,130,000
TLAXCALA	ATLANGATEPEC	2,000,000
TLAXCALA	ATLTZAYANCA	2,000,000
TLAXCALA	CALPULALPAN	5,500,000
TLAXCALA	CHIAUTEMPAN	5,000,000
TLAXCALA	CONTLA DE JUAN CUAMATZI	2,500,000
TLAXCALA	CUAPIAXTLA	4,000,000
TLAXCALA	EL CARMEN TEQUEXQUITLA	2,000,000
TLAXCALA	ESPAÑITA	2,050,000
TLAXCALA	HUAMANTLA	4,000,000
TLAXCALA	IXTACUIXTLA DE MARIANO MATAMOROS	4,000,000
TLAXCALA	IXTENCO	6,000,000
TLAXCALA	LA MAGDALENA TLALTELULCO	2,500,000
TLAXCALA	MAZATECOCHCO DE JOSÉ MARÍA MORELOS	2,100,000
TLAXCALA	NANACAMILPA DE MARIANO ARISTA	2,450,000
TLAXCALA	PAPALOTLA DE XICOHTÉNCATL	4,000,000
TLAXCALA	SAN DAMIÁN TEXÓLOC	4,000,000
TLAXCALA	SAN FRANCISCO TETLANOHCAN	1,000,000
TLAXCALA	SAN JERÓNIMO ZACUALPAN	1,800,000
TLAXCALA	SAN LUCAS TECOPILCO	2,500,000
TLAXCALA	SAN PABLO DEL MONTE	13,100,000
TLAXCALA	SANCTÓRUM DE LÁZARO CÁRDENAS	1,500,000
TLAXCALA	SANTA ANA NOPALUCAN	1,800,000
TLAXCALA	SANTA CRUZ QUILEHTLA	2,800,000
TLAXCALA	SANTA CRUZ TLAXCALA	1,500,000
TLAXCALA	SANTA ISABEL XILOXOXTLA	1,000,000
TLAXCALA	TEOLOCHOLCO	2,000,000
TLAXCALA	TEPETITLA DE LARDIZÁBAL	700,000

TLAXCALA	TEPEYANCO	1,500,000
TLAXCALA	TETLA DE LA SOLIDARIDAD	4,370,000
TLAXCALA	TLAXCO	4,000,000
TLAXCALA	TZOMPANTEPEC	3,800,000
TLAXCALA	XICOHTZINCO	2,500,000
TLAXCALA	YAUHQUEMEHCAN	3,700,000
VERACRUZ	ACAJETE	1,000,000
VERACRUZ	ACATLÁN	1,000,000
VERACRUZ	AGUA DULCE	1,000,000
VERACRUZ	ALPATLÁHUAC	4,000,000
VERACRUZ	ALTO LUCERO DE GUTIÉRREZ BARRIOS	8,000,000
VERACRUZ	ALTOTONGA	6,000,000
VERACRUZ	ALVARADO	14,209,879
VERACRUZ	ATOYAC	2,400,000
VERACRUZ	ATZACAN	1,000,000
VERACRUZ	ATZALAN	2,000,000
VERACRUZ	BANDERILLA	3,000,000
VERACRUZ	BOCA DEL RÍO	18,000,000
VERACRUZ	CAMERINO Z. MENDOZA	1,250,000
VERACRUZ	CARLOS A. CARRILLO	5,000,000
VERACRUZ	CASTILLO DE TEAYO	1,700,598
VERACRUZ	CATEMACO	6,127,275
VERACRUZ	CERRO AZUL	1,500,000
VERACRUZ	CHACALTIANGUIS	1,500,000
VERACRUZ	CHINAMECA	1,228,236
VERACRUZ	CHONTLA	2,000,000
VERACRUZ	COACOATZINTLA	2,500,000
VERACRUZ	COATEPEC	5,500,000
VERACRUZ	COATZACOALCOS	2,000,000
VERACRUZ	COATZINTLA	7,729,939
VERACRUZ	CÓRDOBA	10,000,000
VERACRUZ	COSAUTLÁN DE CARVAJAL	2,260,317
VERACRUZ	COSCOMATEPEC	4,499,999
VERACRUZ	COSOLEACAQUE	20,000,000
VERACRUZ	CUICHAPA	2,000,000
VERACRUZ	EL HIGO	2,500,000
VERACRUZ	ESPINAL	9,400,000
VERACRUZ	GUTIÉRREZ ZAMORA	2,500,000
VERACRUZ	HIDALGOTITLÁN	4,565,843
VERACRUZ	HUATUSCO	15,000,000
VERACRUZ	ISLA	10,000,000
VERACRUZ	IXHUACÁN DE LOS REYES	10,000,000
VERACRUZ	IXHUATLÁN DE MADERO	9,000,000
VERACRUZ	IXHUATLÁN DEL SURESTE	1,500,000
VERACRUZ	IXTACZOQUITLÁN	15,000,000
VERACRUZ	JALACINGO	2,200,000
VERACRUZ	JÁLTIPAN	3,000,000
VERACRUZ	JAMAPA	1,500,000
VERACRUZ	JESÚS CARRANZA	4,320,178
VERACRUZ	JILOTEPEC	4,131,754
VERACRUZ	JOSÉ AZUETA	4,000,000
VERACRUZ	JUAN RODRÍGUEZ CLARA	8,300,000

VERACRUZ	JUCHIQUE DE FERRER	3,000,000
VERACRUZ	LAS CHOAPAS	2,495,000
VERACRUZ	LAS MINAS	2,016,944
VERACRUZ	LAS VIGAS DE RAMÍREZ	2,700,531
VERACRUZ	LERDO DE TEJADA	21,995,000
VERACRUZ	LOS REYES	1,000,000
VERACRUZ	MAGDALENA	2,000,000
VERACRUZ	MANLIO FABIO ALTAMIRANO	18,000,000
VERACRUZ	MECATLÁN	1,100,000
VERACRUZ	MINATITLÁN	5,742,288
VERACRUZ	MOLOACÁN	5,560,662
VERACRUZ	NARANJAL	2,000,000
VERACRUZ	NAUTLA	2,000,000
VERACRUZ	OLUTA	5,000,000
VERACRUZ	OMEALCA	1,500,000
VERACRUZ	ORIZABA	15,000,000
VERACRUZ	OTATITLÁN	1,500,000
VERACRUZ	OZULUAMA DE MASCAREÑAS	1,000,000
VERACRUZ	PASO DE OVEJAS	1,500,000
VERACRUZ	PEROTE	36,840,024
VERACRUZ	PLAYA VICENTE	4,000,000
VERACRUZ	POZA RICA DE HIDALGO	4,218,714
VERACRUZ	PUEBLO VIEJO	15,000,000
VERACRUZ	PUENTE NACIONAL	2,300,000
VERACRUZ	RAFAEL LUCIO	3,737,427
VERACRUZ	SALTABARRANCA	2,500,000
VERACRUZ	SAN ANDRÉS TUXTLA	7,000,000
VERACRUZ	SAN RAFAEL	6,500,000
VERACRUZ	SOCHIAPA	1,000,000
VERACRUZ	TAMPICO ALTO	2,500,000
VERACRUZ	TATAHUICAPAN DE JUÁREZ	1,500,000
VERACRUZ	TATATILA	2,500,000
VERACRUZ	TECOLUTLA	7,000,000
VERACRUZ	TEHUIPANGO	1,000,000
VERACRUZ	TEOCELO	3,790,121
VERACRUZ	TEQUILA	3,000,000
VERACRUZ	TEZONAPA	3,500,000
VERACRUZ	TIHUATLÁN	7,850,748
VERACRUZ	TLACOJALPAN	2,000,000
VERACRUZ	TLACOLULAN	10,000,000
VERACRUZ	TLACOTEPEC DE MEJÍA	2,500,000
VERACRUZ	TLALNELHUAYOCAN	408,000
VERACRUZ	TONAYÁN	1,000,000
VERACRUZ	TRES VALLES	12,000,000
VERACRUZ	URSULO GALVÁN	8,000,000
VERACRUZ	UXPANAPA	1,211,029
VERACRUZ	VERACRUZ	28,000,000
VERACRUZ	XICO	4,500,000
VERACRUZ	YANGA	5,250,000
VERACRUZ	ZONGOLICA	3,000,000
YUCATÁN	CHEMAX	3,000,000
YUCATÁN	DZÁN	10,300,000
YUCATÁN	DZIDZANTÚN	3,000,000

YUCATÁN	DZILAM GONZÁLEZ	2,500,000
YUCATÁN	MÉRIDA	18,000,000
YUCATÁN	MOTUL	4,000,000
YUCATÁN	PETO	3,000,000
YUCATÁN	TEMAX	2,000,000
ZACATECAS	APOZOL	1,000,000
ZACATECAS	APULCO	1,000,000
ZACATECAS	ATOLINGA	1,100,000
ZACATECAS	BENITO JUÁREZ	2,000,000
ZACATECAS	CAÑITAS DE FELIPE PESCADOR	1,000,000
ZACATECAS	CHALCHIHUITES	2,000,000
ZACATECAS	CONCEPCIÓN DEL ORO	2,000,000
ZACATECAS	FRESNILLO	16,000,000
ZACATECAS	GENERAL ENRIQUE ESTRADA	1,000,000
ZACATECAS	GENERAL FRANCISCO R. MURGUÍA	2,000,000
ZACATECAS	GENERAL PÁNFILO NATERA	300,000
ZACATECAS	GUADALUPE	5,000,000
ZACATECAS	HUANUSCO	1,000,000
ZACATECAS	JALPA	8,000,000
ZACATECAS	JEREZ	5,000,000
ZACATECAS	JIMÉNEZ DEL TEUL	1,000,000
ZACATECAS	JUAN ALDAMA	4,158,820
ZACATECAS	JUCHIPILA	1,500,000
ZACATECAS	LORETO	3,200,000
ZACATECAS	MIGUEL AUZA	15,000,000
ZACATECAS	MOMAX	1,100,000
ZACATECAS	MONTE ESCOBEDO	2,000,000
ZACATECAS	MORELOS	1,000,000
ZACATECAS	MOYAHUA DE ESTRADA	1,500,000
ZACATECAS	NOCHISTLÁN DE MEJÍA	6,000,000
ZACATECAS	NORIA DE ÁNGELES	4,000,000
ZACATECAS	OJOCALIENTE	1,200,000
ZACATECAS	PÁNUCO	2,000,000
ZACATECAS	PINOS	2,000,000
ZACATECAS	RÍO GRANDE	2,500,000
ZACATECAS	SANTA MARÍA DE LA PAZ	2,000,000
ZACATECAS	SOMBRERETE	200,000
ZACATECAS	SUSTICACÁN	5,000,000
ZACATECAS	TABASCO	2,500,000
ZACATECAS	TEPECHITLÁN	1,000,000
ZACATECAS	TEPETONGO	1,000,000
ZACATECAS	TEÚL DE GONZÁLEZ ORTEGA	3,100,000
ZACATECAS	TRINIDAD GARCÍA DE LA CADENA	100,000
ZACATECAS	VALPARAÍSO	3,000,000
ZACATECAS	VETAGRANDE	2,000,000
ZACATECAS	VILLA DE COS	2,000,000
ZACATECAS	VILLA GARCÍA	10,000,000
ZACATECAS	VILLA GONZÁLEZ ORTEGA	200,000
ZACATECAS	VILLA HIDALGO	1,500,000
ZACATECAS	VILLANUEVA	3,000,000
ZACATECAS	ZACATECAS	1,000,000

ANEXO 20.3 AMPLIACIONES PARA PROYECTOS DE DESARROLLO REGIONAL

	MONTO
TOTAL	**16,920,157,916**
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE ALTAMIRA EN EL ESTADO DE TAMAULIPAS	5,600,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE MADERO, EN EL MUNICIPIO DE CIUDAD MADERO, EN EL ESTADO DE TAMAULIPAS	10,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE TAMPICO EN EL ESTADO DE TAMAULIPAS	5,000,000
PASO ELEVADO JACARANDAS COL. PUERTA DEL SOL EN EL MUNICIPIO DE CUERNAVACA, MORELOS	10,000,000
PAVIMENTACIÓN Y DRENAJE DE LA AVENIDA 12 DE MAYO, EN EL MUNICIPIO DE NUEVO PARANGARICUTIRO, EN EL ESTADO DE MICHOACÁN	2,945,211
REHABILITACIÓN DE ANDADOR CENTENARIO, EN CALVILLO, AGUASCALIENTES	4,000,000
"REMODELACION DE PLAZAS PUBLICAS" EN EL MUNICIPIO DE MONTERREY, CIRCUITO PUERTA DE HIERRO-PARQUE LINEAL TEMATICO ETAPA 1 PUERTA DE HIERRO -PROLONGACION LUIS CORTINES Y PASEO DE LOS LEONES EN EL ESTADO DE NUEVO LEÓN	5,500,000
1ERA ETAPA DE LA REHABILITACIÓN DE LA CALLE SAN ISIDRO, EN LA COMUNIDAD DE LA FORTUNA, CALVILLO, AGUASCALIENTES	1,500,000
1ERA ETAPA DE LA REHABILITACIÓN DE LA CALLE VISTA HERMOSA, EN FRACC. VISTA HERMOSA, CALVILLO, AGUASCALIENTES	5,000,000
1ERA ETAPA DE REHABILITACIÓN DE LA CALLE RIO GRIJALVA, EN LA COMUNIDAD DE LA LABOR, CALVILLO, AGUASCALIENTES	3,000,000
3A ETAPA DEL MALECÓN DE PUERTO CHIAPAS EN TAPACHULA, CHIAPAS	40,000,000
ADOQUINAMIENTO DE CALLE 7 SUR EN LA LOCALIDAD DE EL SECO DEL MUNICIPIO DE SAN SALVADOR EL SECO DEL ESTADO DE PUEBLA	2,000,000
ADOQUINAMIENTO DE CALLE LA PALMA EN LA LOCALIDAD DE MAZAPILTEPEC DEL MUNICIPIO DE MAZAPILTEPEC DE JUÁREZ DEL ESTADO DE PUEBLA	1,500,000
ADOQUINAMIENTO DE LA CALLE 16 DE SEPTIEMBRE EN LA LOCALIDAD DE PROGRESO, EN EL MUNICIPIO DE PIAXTLA, EN EL ESTADO DE PUEBLA	1,298,000
ADOQUINAMIENTO DE LA CALLE 20 DE NOVIEMBRE EN SAN FÉLIX HIDALGO, ATLIXCO EN EL ESTADO DE PUEBLA	697,262
ADOQUINAMIENTO DE LA CALLE ANTONIO CARBAJAL EN LA COLONIA SANTA MÓNICA, ATLIXCO EN EL ESTADO DE PUEBLA	1,463,425
ADOQUINAMIENTO DE LA CALLE BELISARIO DOMINGUEZ ENTRE CAMINO VIEJO DE LA REPUBLICA Y CALLE LA JUNTA EN SAN ANTONIO MIHUACAN, EN EL MUNICIPIO DE CORONANGO, EN EL ESTADO DE PUEBLA	1,500,000
ADOQUINAMIENTO DE LA CALLE BENITO JUÁREZ EN LA LOCALIDAD DE GUADALUPE HUEXOCOAPAN DEL MUNICIPIO DE ATLIXCO EN EL ESTADO DE PUEBLA	1,600,588
ADOQUINAMIENTO DE LA CALLE BUGAMBILIA EN LAS LOMAS DE TEJALUCA, ATLIXCO EN EL ESTADO DE PUEBLA	2,187,660
ADOQUINAMIENTO DE LA CALLE CORREGIDORA ENTRE CALLE CUAUHTÉMOC Y CALLE LÁZARO CÁRDENAS, ATLIXCO EN EL ESTADO DE PUEBLA	621,298
ADOQUINAMIENTO DE LA CALLE DEL RÍO EN LA COLONIA VALLE SUR, ATLIXCO EN EL ESTADO DE PUEBLA	1,463,440
ADOQUINAMIENTO DE LA CALLE GALEANA ENTRE LA CALLE MIGUEL HIDALGO Y BENITO JUAREZ, EN EL MUNICIPIO DE CHIETLA, EN EL ESTADO DE PUEBLA	320,000
ADOQUINAMIENTO DE LA CALLE INDEPENDENCIA EN LA COLONIA BUGAMBILIAS DE LA LOCALIDAD DE SANTO DOMINGO ATOYATEMPAN, MUNICIPIO DE ATLIXCO EN EL ESTADO DE PUEBLA	1,121,537
ADOQUINAMIENTO DE LA CALLE JOSE MARIA MORELOS EN LA LOCALIDAD DE TLAXCUAPAN, EN EL MUNICIPIO DE PIAXTLA, EN EL ESTADO DE PUEBLA	1,326,000
ADOQUINAMIENTO DE LA CALLE MIGUEL HIDALGO DE LA LOCALIDAD DE BUENA VISTA DE JUAREZ, EN EL MUNICIPIO DE CHIETLA, EN EL ESTADO DE PUEBLA	2,560,000
ADOQUINAMIENTO DE LA CALLE NACIONAL EN LA LOCALIDAD DE GRAJALES DEL MUNICIPIO DE RAFAEL LARA GRAJALES DEL ESTADO DE PUEBLA	2,000,000
ADOQUINAMIENTO DE LA CALLE PORFIRIO DÍAZ ENTRE CALLE MORELOS Y CALLE BENITO JUAREZ EN LA LOCALIDAD DE SAN FRANCISCO OCOTLAN, ENE L MUNICIPIO DE CORONANGO, EN EL ESTADO DE PUEBLA	2,800,000
ADOQUINAMIENTO DE LA CALLE VICENTE GUERRERO EN LA LOCALIDAD DE TECUAUTITLAN, EN EL MUNICIPIO DE PIAXTLA, EN EL ESTADO DE PUEBLA	1,376,000
ADOQUINAMIENTO EN CALLE REAL EN LA LOCALIDAD DE OCOTEPEC DEL MUNICIPIO DE OCOTEPEC DEL ESTADO DE PUEBLA	2,000,000
ADOQUINAMIENTO EN LA CALLE 5 SUR ENTRE CALLES 7 Y 11 PONIENTE EN LA LOCALIDAD DE QUECHOLAC, MUNICIPIO DE QUECHOLAC, PUEBLA	2,000,000

AGUA POTABLE Y ALCANTARILLADO EN LA CALLE ARROYO SECO ENTRE XICOTÉNCATL Y LUIS SEPÚLVEDA, EN PARACHO, MICHOACÁN	2,379,000
ALUMBRADA PUBLICO DEPORTIVO "CENTENARIO DE LA CONSTITUCION". COL. 16 DE SEPTIEMBRE , EN EL MUNICIPIO DE JUÁREZ, EN EL ESTADO DE CHIHUAHUA	448,959
ALUMBRADO CALLE FCO. SARABIA, EN EL MUNICIPIO DE JIQUILPAN, EN EL ESTADO DE MICHOACÁN	900,000
ALUMBRADO DE SALÓN DE USOS MULTIPLES EN BARRIO COCULCO EN AJALPAN EN EL ESTADO DE PUEBLA	2,000,000
AMPLIACIÓN DE AYUDANTÍA MUNICIPAL EN TLALTENANGO, CUERNAVACA MORELOS.	1,000,000
AMPLIACION DE LA LINEA ELECTRICA, EN LA COMUNIDAD DE SAN ELIAS, CALLE JOSE MARIA MORELOS, EN EL MUNICIPIO DE OCAMPO, EN EL ESTADO DE GUANAJUATO	890,431
AMPLIACION DE LA LINEA ELECTRICA, EN LA COMUNIDAD DE SANTA BARBARA, CALLE ALLENDE Y BENITO JUAREZ , EN EL MUNICIPIO DE OCAMPO, EN EL ESTADO DE GUANAJUATO	797,569
AMPLIACIÓN DE LA LÍNEA ELÉCTRICA, EN LA COMUNIDAD DEL PUERQUITO, CALLE LUIS DONALDO COLOSIO , EN EL MUNICIPIO DE OCAMPO, EN EL ESTADO DE GUANAJUATO	1,390,000
AMPLIACIÓN DE LA RED DE AGUA POTABLE DEL EJIDO LA CUMBRE EN EL MUNICIPIO DE TACOTALPA, TABASCO	7,951,154
AMPLIACION DE LA RED DE AGUA POTABLE EN LA CABECERA MUNICIPAL, EN EL MUNICIPIO DE CHAPULTENANGO, EN EL ESTADO DE CHIAPAS	4,387,690
AMPLIACIÓN DE LA RED DE DISTRIBUCIÓN DE ENERGÍA ELÉCTRICA EN EL MUNICIPIO DE VILLA SOLA DE VEGA, EN EL ESTADO DE OAXACA	2,091,251
AMPLIACION DE RED DE ENERGIA,ELECTRICA EN LA LOCALIDAD DE TABILHUCUM, EN EL MUNICIPIO DE LARRÁINZAR, EN EL ESTADO DE CHIAPAS	2,376,285
AMPLIACIÓN DEL DRENAJE SANITARIO Y RED DE AGUA POTABLE EN LA CALLE PROLONGACIÓN PÍPILA EN LA LOCALIDAD DE MARAVATÍO DE OCAMPO, MUNICIPIO DE MARAVATÍO, MICHOACÁN	1,800,000
AMPLIACIÓN TRAMO CARRETERO, VILLAFLORES-OCOZOCOUTLA EN EL ESTADO DE CHIAPAS	40,000,000
AMPLIACIÓN Y MODERNIZACIÓN DE CARRETERA TINAJUELA-TEPETATILLO, ASIENTOS, AGUASCALIENTES	2,500,000
AMPLICACIÓN VIAL A LA AVENIDA JESÚS MICHEL (PROLONGACIÓN 8 DE JULIO), EN EL TRAMO CARRETERA A UNIÓN DEL CUATRO - CABECERA MUNICIPAL, EN EL MUNICIPIO DE TLAJOMULCO DE ZÚÑIGA, JALISCO.	19,500,000
ANDADOR JACARANDAS NO.1 COLONIA LOMAS DE AHUATLAN, CUERNAVACA, MORELOS.	700,000
ANDADOR Y CAMINO DENOMINADO "EL ESTRIBO CHICO" EN EL MUNICIPIO PÁTZCUARO, MICHOACÁN	5,025,963
ARCO EN GLORIETA EN LA CIUDAD DE ZACAPU EN EL ESTADO DE MICHOACÁN	500,000
ARREGLO CANCHA BASQUETBOL, EN EL MUNICIPIO DE TOCUMBO, EN EL ESTADO DE MICHOACÁN	250,000
AULA DE APOYO EDUCATIVO USAER DE 6X8 MTS EN ESCUELA PRIMARIA FLORES MAGÓN EN CABECERA MUNICIPAL, EN EL MUNICIPIO DE OCAMPO, EN EL ESTADO DE TAMAULIPAS	545,600
AULA DIDÁCTICA DE TELESECUNDARIA MTRO. LUIS HUMBERTO HINOJOSA OCHOA EN EL EJIDO FRANCISCO MEDRANO, EN EL MUNICIPIO DE OCAMPO, EN EL ESTADO DE TAMAULIPAS	545,600
BARDA PERIMETRAL , EN EL MUNICIPIO DE PILCAYA, EN EL ESTADO DE GUERRERO	1,000,000
BULEVAR MANUEL J. CLUTHIER EN LA COMUNIDAD DE LA TINAJUELA ASIENTOS, AGUASCALIENTES	1,500,000
CAM. CIRC. RIVIERA LAGO SAN JUANICO, EN EL MUNICIPIO DE COTIJA, EN EL ESTADO DE MICHOACÁN	500,000
CAMINO EN EL MUNICIPIO DE TANCÍTARO, MICHOACÁN	5,124,784
CAMINO RURAL E.C. (EL AGUACATE-LOS ÁNGELES TETELA), SAN JOSÉ XAXACMAYO (SEGUNDA ETAPA), EN EL ESTADO DE PUEBLA	5,000,000
CAMINO RURAL SAN CRISTOBAL- LA CANDELARIA, EN EL MUNICIPIO DE SAN CRISTÓBAL DE LAS CASAS, EN EL ESTADO DE CHIAPAS	3,000,000
CAMINO RURAL VILLA OCAMPO - OJITO REHABILITACIÓN, EN EL MUNICIPIO DE OCAMPO, DURANGO	10,000,000
CAMINO SALTABARRANCA - ZAMORA CALETÓN EN EL ESTADO DE VERACRUZ	19,700,000
CAMINO SAN GABRIEL - VILLA OCAMPO PAVIMENTO HIDRÁULICO EN EL MUNICIPIO DE OCAMPO, DURANGO	5,000,000
CAMINO SAN RAFAEL- EL CUERVO, EN EL MUNICIPIO DE SANTA ANA MAYA, EN EL ESTADO DE MICHOACÁN	5,588,000
CAMINO TEOPISCA-SAN ISIDRO CHIJILTE EN EL ESTADO DE CHIAPAS	5,000,000
CANCHA DE FUTBOL EN LA CABECERA MUNICIPAL, EN EL MUNICIPIO DE JOSÉ MARÍA MORELOS, EN EL ESTADO DE QUINTANA ROO	2,500,000
CANCHA DE USOS MULTIPLES B. AGUACATE, EN EL MUNICIPIO DE SAHUAYO, EN EL ESTADO DE MICHOACÁN	300,000
CANCHA DE USOS MÚLTIPLES EJIDO EL CARMEN ARCOTETE, EN EL MUNICIPIO DE SAN CRISTÓBAL DE LAS CASAS, EN EL ESTADO DE CHIAPAS	1,500,000
CANCHA DE USOS MULTIPLES EN BARRIO SAN SEBASTIÁN, EN EL MUNICIPIO DE HUIXTÁN, EN EL ESTADO DE CHIAPAS	1,500,000

CANCHA DE USOS MULTIPLES EN LA LOCALIDAD ESPUHILÓ, EN EL MUNICIPIO DE HUIXTÁN, EN EL ESTADO DE CHIAPAS	1,500,000
CANCHA DE USOS MULTIPLES SAN MARTIN LA FLORIDA, EN EL MUNICIPIO DE CADEREYTA DE MONTES, EN EL ESTADO DE QUERÉTARO	1,500,000
CANCHA DE USOS MULTIPLES Y TECHUMBRE SAN PEDRO EL VIEJO, EN EL MUNICIPIO DE PINAL DE AMOLES, EN EL ESTADO DE QUERÉTARO	1,900,000
CANCHA DEPORTIVA MULTIUSOS TECHADA EN LA LOCALIDAD DE EL PERICÓN DEL MUNICIPIO DE XOXOCOTLA EN EL ESTADO DE VERACRUZ	800,000
CANCHAS DEPORTIVAS Y CONSTRUCCIÓN DE ARCOTECHO, EN EL MUNICIPIO DE ATIZAPÁN DE ZARAGOZA, EN EL ESTADO DE MÉXICO	950,000
CARRETERA SAN IGNACIO - TAYOLTITA, TRAMO SAN JUAN - TAYOLTITA, EN SINALOA	40,000,000
CARRETERA TORREÓN DE CAÑAS - CARRETERA 45, REHABILITACIÓN CON ASFALTO EN EL MUNICIPIO DE OCAMPO, DURANGO	5,000,000
CARRTERA CAYACO- HACIENDA VIEJA, EN EL MUNICIPIO DE LA HUACANA, EN EL ESTADO DE MICHOACÁN	22,900,000
CASA DE DESARROLLO COMUNITARIO CLUB DE NIÑOS Y NIÑAS, EN EL MUNICIPIO DE TECATE, EN EL ESTADO DE BAJA CALIFORNIA	4,000,000
CASA DE LA CULTURA, EN EL MUNICIPIO DE CUMPAS, EN EL ESTADO DE SONORA	5,000,000
CASA DE LA CULTURA, EN EL MUNICIPIO DE TETLATLAHUCA, EN EL ESTADO DE TLAXCALA	2,702,231
CENTRO COMUNITARIO , EN EL MUNICIPIO DE LA BARCA, EN EL ESTADO DE JALISCO	3,000,000
CENTRO COMUNITARIO PARA JÓVENES, EN EL MUNICIPIO DE JAMAY, EN EL ESTADO DE JALISCO	2,000,000
CENTRO DE DESARROLLO COMUNITARIO 1 RA ETAPA, EN EL MUNICIPIO DE TOLIMÁN, EN EL ESTADO DE QUERÉTARO	2,667,048
CENTRO DE SALUD EN FRACCIONAMIENTO CARIBE, EN EL MUNICIPIO DE OTHÓN P. BLANCO, EN EL ESTADO DE QUINTANA ROO	6,000,000
CIUDAD DEL CONOCIMIENTO Y LA CULTURA, EN EL ESTADO DE HIDALGO	200,000,000
CONSOLIDACIÓN DE TALUDES EN CARRETERA VILLA DE ÁLVAREZ- MINATITLÁN EN LOS KM.43, EN COLIMA	15,000,000
CONST. PARQ. LUDICO "FLAMINGOS", EN EL MUNICIPIO DE SAHUAYO, EN EL ESTADO DE MICHOACÁN	300,000
CONSTRUCCIÓN DE AULAS Y CERCADO EN FACHADA EN JARDÍN DE NIÑOS ROMAN SALDAÑA OROPEZA, EN EL MUNICIPIO DE SANTA CRUZ QUILEHTLA, EN EL ESTADO DE TLAXCALA	1,050,960
CONSTRUCCIÓN DE TECHUMBRE EN LA PLAZA PRINCIPAL DE LA LOCALIDAD DE SANTA MARIA DE OSTULA EN MUNICIPIO DE AQUILA, MICHOACÁN	1,120,359
CONSTRUCCIÓN DEL CENTRO PERIMETRAL EN EL CECYTE 01, EN EL MUNICIPIO DE PENJAMILLO, EN EL ESTADO DE MICHOACÁN	1,502,698
CONSTRUCCIÓN ARCOTECHO, EN EL MUNICIPIO DE NAUCALPAN DE JUÁREZ, EN EL ESTADO DE MÉXICO	2,200,000
CONSTRUCCIÓN ARCOTECHO, EN EL MUNICIPIO DE TEOTIHUACÁN, EN EL ESTADO DE MÉXICO	1,100,000
CONSTRUCCIÓN ARCOTECHO, EN EL MUNICIPIO DE TLALNEPANTLA DE BAZ, EN EL ESTADO DE MÉXICO	4,000,000
CONSTRUCCIÓN ARCOTECHO, EN EL MUNICIPIO DE TULTITLÁN, EN EL ESTADO DE MÉXICO	2,300,000
CONSTRUCCIÓN AULA, EN EL MUNICIPIO DE CUAUTITLÁN IZCALLI, EN EL ESTADO DE MÉXICO	250,000
CONSTRUCCIÓN CANCHA DEPORTIVA EN EL MUNICIPIO DE CAMERINO Z. MENDOZA EN EL ESTADO DE VERACRUZ	700,000
CONSTRUCCIÓN CANCHA MULTIUSOS, EN EL MUNICIPIO DE CHAVINDA, EN EL ESTADO DE MICHOACÁN	500,000
CONSTRUCCIÓN CARCAMO SAN MIGUEL, EN EL MUNICIPIO DE BRISEÑAS, EN EL ESTADO DE MICHOACÁN	250,000
CONSTRUCCION COMEDOR COMUNITARIO, EN EL MUNICIPIO DE COTIJA, EN EL ESTADO DE MICHOACÁN	500,000
CONSTRUCCION CON CARPETA ASFALTICA DE LA AV. CHAC MOOL ENTRE AV. FONATUR Y AV. HUAYACAN, PRIMERA ETAPA, BENITO JUÁREZ, QUINTANA ROO.	49,550,000
CONSTRUCCION CON CARPETA ASFALTICA DE LA AV. CHAC MOOL ENTRE AV. FONATUR Y AV. HUAYACAN,SEGUNDA ETAPA, BENITO JUÁREZ, QUINTANA ROO.	59,911,390
CONSTRUCCION CON CARPETA ASFALTICA DE LA AV. POLITECNICO ENTRE AV. J. LOPEZ PORTILLO Y AV. TEPICH, PRIMERA ETAPA, BENITO JUÁREZ, QUINTANA ROO.	30,132,541
CONSTRUCCION CON CARPETA ASFALTICA DE LA AV. POLITECNICO ENTRE AV. J. LOPEZ PORTILLO Y AV. TEPICH, SEGUNDA ETAPA, BENITO JUÁREZ, QUINTANA ROO.	25,593,423
CONSTRUCCIÓN CON CONCRETO HIDRÁULICO EN LA CALLE 14 DE OCTUBRE ENTRE CALLE VERACRUZ Y CALLE YUCATÁN, COLONIA 3 DE MAYO, EN EL MUNICIPIO DE XALAPA DEL ESTADO DE VERACRUZ	4,700,000
CONSTRUCCIÓN CON PAVIMENTO HIDRÁULICO EN CALLE 2 ENTRE AV. MÉXICO Y AV. LAS PALMAS, COL. EL MORAL, EN EL MUNICIPIO DE XALAPA, EN EL ESTADO DE VERACRUZ	5,000,000

CONSTRUCCIÓN CONCRETO HIDRÁULICO CALLE JAVIER MINA ENTRE CUAHUTEMOC Y GUILLERMO PRIETO COL. SANTA CLARA , EN EL MUNICIPIO DE MINATITLÁN, EN EL ESTADO DE VERACRUZ	1,079,924
CONSTRUCCIÓN CONCRETO HIDRÁULICO CALLE REVOLUCIÓN ENTRE MELCHÓR OCAMPO Y MANANTIALES COL. PADRERAS DEL JAGUEY, EN EL MUNICIPIO DE MINATITLÁN, EN EL ESTADO DE VERACRUZ	1,486,117
CONSTRUCCIÓN CONCRETO HIDRÁULICO CALLE SAN JOSÉ ENTRE AV. INST. TEC. Y BERLÍN COL. NVA. MINA, EN EL MUNICIPIO DE MINATITLÁN, EN EL ESTADO DE VERACRUZ	5,981,643
CONSTRUCCIÓN CONCRETO HIDRÁULICO CALLE XALAPA ENTRE COATZACOALCOS Y COSOLEACAQUE COL. NVA ESPERANZA, EN EL MUNICIPIO DE MINATITLÁN, EN EL ESTADO DE VERACRUZ	1,152,316
CONSTRUCCIÓN DE AULA DE MEDIOS EN JARDIN DE NIÑOS KUASAHUATXOCHITL, CLAVE: 17DCC0010Y, LOCALIDAD DE ATLACHOLOAYA, XOCHITEPEC, MORELOS.	1,673,000
CONSTRUCCIÓN DE AULA DIDACTICA EN ESC. PRIM. LAZARO CARDENAS DEL RIO CLAVE: 17DPR0757R; COL. LAZARO CARDENAS, XOCHITEPEC, MORELOS.	850,000
CONSTRUCCION DE PAVIMENTACION HIDRAULICA DE CALLE EN LA TLAXCALERA, EN EL MUNICIPIO DE MINERAL DEL MONTE, EN EL ESTADO DE HIDALGO	1,804,732
CONSTRUCCION DE POZOS DE ABSORCION, BENITO JUÁREZ, QUINTANA ROO 1RA ETAPA	8,800,000
CONSTRUCCIÓN DE PTAR, PARA ATENDER EL SANEAMIENTO DEL PARQUE INDUSTRIAL SN. FCO, LA ESCONDIDA, CHICALOTE Y LORETITO, EN EL MUNICIPIO DE SAN FRANCISCO DE LOS ROMO, EN EL ESTADO DE AGUASCALIENTES	3,000,000
CONSTRUCCIÓN DE ANDADOR 2DA ETAPA EN CALLE FERROCARRIL, EN EL MUNICIPIO DE CHAVINDA, EN EL ESTADO DE MICHOACÁN	299,874
CONSTRUCCIÓN DE ANDADOR DE YAHUALICA A OCOTES DE MOYA EN EL MUNICIPIO DE YAHUALICA DE GONZÁLEZ GALLO, JALISCO	15,000,000
CONSTRUCCIÓN DE ANDADOR PEATONAL EN LA LOCALIDAD DE COAYUCA DEL MUNICIPIO DE AQUIXTLA DEL ESTADO DE PUEBLA	1,500,000
CONSTRUCCIÓN DE ARCOTECHO DE LA ESCUELA JOSEFA ORTIZ DE DOMINGUEZ EN LA LOCALIDAD DE PROVIDENCIA EN EL MUNICIPIO DE CUICHAPA EN EL ESTADO DE VERACRUZ	400,000
CONSTRUCCIÓN DE ARCOTECHO EN CETIS 164 EN EL MUNICIPIO DE CUITLAHUAC , EN EL MUNICIPIO DE CUITLÁHUAC, EN EL ESTADO DE VERACRUZ	800,000
CONSTRUCCIÓN DE ARCOTECHO, EN EL MUNICIPIO DE ATIZAPÁN DE ZARAGOZA, EN EL ESTADO DE MÉXICO	800,000
CONSTRUCCIÓN DE ARCOTECHO, EN EL MUNICIPIO DE CHALCO, EN EL ESTADO DE MÉXICO	3,000,000
CONSTRUCCIÓN DE ARCOTECHO, EN EL MUNICIPIO DE COACALCO DE BERRIOZÁBAL, EN EL ESTADO DE MÉXICO	1,800,000
CONSTRUCCIÓN DE ARCOTECHO, EN EL MUNICIPIO DE CUAUTITLÁN IZCALLI, EN EL ESTADO DE MÉXICO	150,000
CONSTRUCCIÓN DE ARCOTECHO, EN EL MUNICIPIO DE NAUCALPAN DE JUÁREZ, EN EL ESTADO DE MÉXICO	1,100,000
CONSTRUCCIÓN DE ARCOTECHO, EN EL MUNICIPIO DE TEOLOYUCAN, EN EL ESTADO DE MÉXICO	3,200,000
CONSTRUCCIÓN DE ARCOTECHO, EN EL MUNICIPIO DE TEOTIHUACÁN, EN EL ESTADO DE MÉXICO	2,400,000
CONSTRUCCIÓN DE ARCOTECHO, EN EL MUNICIPIO DE TLALNEPANTLA DE BAZ, EN EL ESTADO DE MÉXICO	800,000
CONSTRUCCIÓN DE ARCOTECHO, EN EL MUNICIPIO DE TULTITLÁN, EN EL ESTADO DE MÉXICO	1,100,000
CONSTRUCCIÓN DE ARCOTECHO., EN EL MUNICIPIO DE ATIZAPÁN DE ZARAGOZA, EN EL ESTADO DE MÉXICO	950,000
CONSTRUCCIÓN DE ÁREA DE DEPORTES EN LA PLAZA PÚBLICA LA LADRILLERA, EN EL MUNICIPIO DE SAN PEDRO TLAQUEPAQUE, JALISCO.	2,000,000
CONSTRUCCIÓN DE ÁREAS DEPORTIVAS EN LA LOCALIDAD DE LAS GUACAMAYAS, EN EL MUNICIPIO DE LÁZARO CÁRDENAS, MICHOACÁN	1,098,022
CONSTRUCCIÓN DE ARROYO, GUARNICIONES Y BANQUETAS EN LA CALLE JUVENTUD , EN EL MUNICIPIO DE JARAL DEL PROGRESO, EN EL ESTADO DE GUANAJUATO	1,300,000
CONSTRUCCIÓN DE AUDITORIO DE LA ESCUELA TELESECUNDARIA BENITO JUAREZ DE SAN JUAN AHUHUEYO DEL MUNICIPIO DE AYALA MORELOS	1,500,000
CONSTRUCCIÓN DE AUDITORIO DE USOS MÚLTIPLES EN EL MUNICIPIO DE HUEJOTITÁN, EN EL ESTADO DE CHIHUAHUA	3,000,000
CONSTRUCCIÓN DE AULA ADOSADA EN EL JARDÍN DE NIÑOS MARIO AGUILERA DORANTES EJ. EL LUCERO, EN EL MUNICIPIO DE ALDAMA, EN EL ESTADO DE TAMAULIPAS	500,903
CONSTRUCCION DE AULA DE APOYO EDUCATIVO USAER DE 6X8 EN ESCUELA PRIMARIA CUAUHTÉMOC EN CABECERA MUNICIPAL, EN EL MUNICIPIO DE OCAMPO, EN EL ESTADO DE TAMAULIPAS	545,600
CONSTRUCCIÓN DE AULA DE MEDIOS EN LA ESCUELA PRIMARIA JOSÉ NARES, CLAVE: 17DPR0075N, COLONIA 3 DE MAYO, XOCHITEPEC, MORELOS.	1,672,363
CONSTRUCCIÓN DE AULA DE MEDIOS Y CONSTRUCCIÓN DE MUROS DE CONTENSIÓN, EN EL MUNICIPIO DE ATIZAPÁN DE ZARAGOZA, EN EL ESTADO DE MÉXICO	1,000,000

CONSTRUCCIÓN DE AULA DE USOS MÚLTIPLES DE 6X8 MTS. EN CENTRO DE ATENCION MULTIPLES EN CABECERA MUNICIPAL, EN EL MUNICIPIO DE OCAMPO, EN EL ESTADO DE TAMAULIPAS	545,600
CONSTRUCCION DE AULA DIDACTICA EN ESCUELA PRIMARIA FRAY BARTOLOME CLAVE: 17DPR0424C, QUEBRANTADERO, AXOCHIAPAN, MORELOS.	486,000
CONSTRUCCION DE AULA EN ESCUELA SECUNDARIA DE VILLA MADERO EN EL ESTADO DE MICHOACÁN	500,000
CONSTRUCCIÓN DE AULA Y BAÑOS EN EL PREESCOLAR DE CUIRIGINEO, EN EL MUNICIPIO DE TUZANTLA, EN EL ESTADO DE MICHOACÁN	376,492
CONSTRUCCIÓN DE AULA, EN EL MUNICIPIO DE CUAUTITLÁN IZCALLI, EN EL ESTADO DE MÉXICO	250,000
CONSTRUCCIÓN DE AULAS EN EL CAM COLONIA NORIA DE MONTES, EN EL MUNICIPIO DE SAHUAYO, EN EL ESTADO DE MICHOACÁN	1,205,425
CONSTRUCCIÓN DE AULAS EN EL JARDÍN DE NIÑOS "BENITO JUÁREZ", COLONIA BUENAVISTA EN EL MUNICIPIO DE HEROICA CIUDAD DE HUAJUAPAN DE LEÓN, OAXACA	900,000
CONSTRUCCIÓN DE AULAS EN LA ESCUELA TELESECUNDARIA APIPITZACTITLA DE LA LOCALIDAD DE APIPITZACTITLA DEL MUNICIPIO DE TEHUIPANGO EN EL ESTADO DE VERACRUZ	600,000
CONSTRUCCIÓN DE AULAS TIPO REGIONAL, EN EL MUNICIPIO DE SAN MARTÍN DE LAS PIRÁMIDES, EN EL ESTADO DE MÉXICO	2,719,235
CONSTRUCCION DE BACHILLERATO GENERAL JUAN GALINDO CLAVE 21EBH0182Y EN EL ESTADO DE PUEBLA	5,000,000
CONSTRUCCIÓN DE BAHIAS EN LA AVENIDA PERITLAQUI , EN EL MUNICIPIO DE TLAQUILTENANGO, EN EL ESTADO DE MORELOS	2,000,000
CONSTRUCCIÓN DE BANQUETA Y GUARNICIONES DE LA CALLE UNIÓN ENTRE EL ENTRONQUE DE LA CALLE MIGUEL HIDALGO Y CARRETERA CIUDAD PEMEX-JONUTA, MUNICIPIO DE MACUSPANA, TABASCO	1,400,000
CONSTRUCCIÓN DE BANQUETAS CALLE LAUREL EN EL MUNICIPIO DE CUERNAVACA, MORELOS	1,794,155
CONSTRUCCIÓN DE BANQUETAS Y GUARNICIONES EN LA RANCHERÍA, GUANAL TERCERA SECCIÓN, MUNICIPIO DE JALAPA, TABASCO	635,894
CONSTRUCCIÓN DE BAÑOS EN LA ESCUELA TELESECUNDARIA CALMECAC, CLAVE: 17DTV0020J, LOCALIDAD DE ATLACHOLOAYA, XOCHITEPEC, MORELOS.	1,553,704
CONSTRUCCION DE BARDA EN LA ESCUELA TELESECUNDARIA JOSE VASCONSELOS., EN EL MUNICIPIO DE ATLATLAHUCAN, EN EL ESTADO DE MORELOS	1,600,000
CONSTRUCCIÓN DE BARDA PERIMETRAL EN ESCUELA TELESECUNDARIA ING. CÉSAR USCANGA USCANGA, LOCALIDAD DE TLACOTEPEC, ZACUALPAN DE AMILPAS, MORELOS.	1,815,000
CONSTRUCCION DE CALLE EN COMUNIDAD DE CAMARGO, EN EL MUNICIPIO DE PEÑAMILLER, EN EL ESTADO DE QUERÉTARO	1,200,000
CONSTRUCCIÓN DE CALLES INTEGRALES EN LA COMISARIA DE CHICXULUB PUERTO, EN EL MUNICIPIO DE PROGRESO, EN EL ESTADO DE YUCATÁN	2,899,139
CONSTRUCCIÓN DE CAMINO CON CONCRETO ASFÁLTICO MALACATE- EL PARAÍSO, TUXPAN, MICHOACÁN	2,379,000
CONSTRUCCIÓN DE CAMINO CON PAVIMENTO ASFALTICO DE LA LOCALIDAD SAN JOSÉ DE TAPIA A LA COLONIA AQUILES CÓRDOVA MORAN, EN EL MUNICIPIO DE CÓRDOBA DEL ESTADO DE VERACRUZ	5,000,000
CONSTRUCCION DE CAMINO LUIS ESPINOZA- LAGUNA TRAMO KM. 2+000 AL KM 3+000 EN EL MUNICIPIO DE BOCHIL EN EL ESTADO DE CHIAPAS	4,516,736
CONSTRUCCION DE CAMINO TLALNEPANTLA-SAN JOSE, TLALNEPANTLA, MORELOS.	2,000,000
CONSTRUCCIÓN DE CAMPO DE BEISBOL INFANTIL, DELEGACIÓN MANEADERO, EN EL MUNICIPIO DE ENSENADA, EN EL ESTADO DE BAJA CALIFORNIA	3,800,000
CONSTRUCCIÓN DE CAMPO DE FUTBOL EN UNIDAD DEPORTIVA SAN VICENTE, EN EL MUNICIPIO DE ENSENADA, EN EL ESTADO DE BAJA CALIFORNIA	3,125,681
CONSTRUCCIÓN DE CAMPO DE FUTBOL, EN EX EJIDO RUIZ CORTINES, EN EL MUNICIPIO DE ENSENADA, EN EL ESTADO DE BAJA CALIFORNIA	4,855,077
CONSTRUCCION DE CANCHA DE BASKETBALL Y DOMO EN LA COMUNIDAD DE SANTA ANA, EN EL MUNICIPIO DE OCAMPO, EN EL ESTADO DE MICHOACÁN	1,100,000
CONSTRUCCIÓN DE CANCHA DE FÚTBOL 7 EN EL MUNICIPIO DE CALNALI, HIDALGO	1,441,202
CONSTRUCCIÓN DE CANCHA DE FÚTBOL 7 EN EL MUNICIPIO DE LOLOTLA, HIDALGO	1,620,000
CONSTRUCCIÓN DE CANCHA DE FUTBOL 7 FRACC. SANTA LUISA EN EL MUNICIPIO DE MIGUEL ALEMÁN EN EL ESTADO DE TAMAULIPAS	2,300,000
CONSTRUCCIÓN DE CANCHA DE FUTBOL RÁPIDO EN LA ESCUELA PREPARATORIA EDUARDO RUIZ. URUAPAN, MICHOACÁN	1,500,000
CONSTRUCCIÓN DE CANCHA DE FUTBOL RÁPIDO Y GRADERÍAS, EN EL MUNICIPIO DE MAZAPIL, EN EL ESTADO DE ZACATECAS	2,556,727
CONSTRUCCIÓN DE CANCHA DE FUTBOL RÁPIDO, EN EL MUNICIPIO DE LOS REYES DE JUÁREZ, EN EL ESTADO DE PUEBLA	1,400,000
CONSTRUCCIÓN DE CANCHA DE FÚTBOL, EN EL MUNICIPIO DE RINCÓN DE ROMOS, EN EL ESTADO DE AGUASCALIENTES	1,325,000

CONSTRUCCIÓN DE CANCHA DE PASTO SINTÉTICO EN REGIÓN 248, MZA. 63, BENITO JUÁREZ, QUINTANA ROO.	4,756,565
CONSTRUCCIÓN DE CANCHA DE PASTO SINTÉTICO EN REG 221 MZA 31 BENITO JUÁREZ, QUINTANA ROO.	5,982,326
CONSTRUCCIÓN DE CANCHA DE PASTO SINTÉTICO EN REG 227 MZAS 97-98 BENITO JUÁREZ, QUINTANA ROO.	5,982,519
CONSTRUCCION DE CANCHA DE PASTO SINTETICO EN REG 260 MZA 03 BENITO JUÁREZ, QUINTANA ROO.	5,782,326
CONSTRUCCIÓN DE CANCHA DE PASTO SINTÉTICO EN REG 91 MZA 50 LOTE 01 BENITO JUÁREZ, QUINTANA ROO.	5,894,326
CONSTRUCCIÓN DE CANCHA DE PASTO SINTÉTICO EN REGIÓN 105, MZA. 85, BENITO JUÁREZ, QUINTANA ROO.	4,209,946
CONSTRUCCIÓN DE CANCHA DE PASTO SINTÉTICO EN REGIÓN 233, MZA. 34, BENITO JUÁREZ, QUINTANA ROO.	4,132,116
CONSTRUCCIÓN DE CANCHA DE PASTO SINTÉTICO EN REGIÓN 259, MZA. 45, BENITO JUÁREZ, QUINTANA ROO.	5,962,819
CONSTRUCCION DE CANCHA DE PASTO SINTETICO EN SMZA. 518, MZA. 19, BENITO JUÁREZ, QUINTANA ROO.	3,951,657
CONSTRUCCIÓN DE CANCHA DE USOS MULTIPLES 1, EN EL MUNICIPIO DE RINCÓN DE ROMOS, EN EL ESTADO DE AGUASCALIENTES	820,000
CONSTRUCCIÓN DE CANCHA DE USOS MULTIPLES 2, EN EL MUNICIPIO DE RINCÓN DE ROMOS, EN EL ESTADO DE AGUASCALIENTES	820,000
CONSTRUCCIÓN DE CANCHA DE USOS MÚLTIPLES CON TECHUMBRE EN EL EJ.- EMILIANO ZAPATA, EN EL MUNICIPIO DE JALAPA, TABASCO	1,800,000
CONSTRUCCIÓN DE CANCHA DE USOS MÚLTIPLES CON TECHUMBRE EN LA RA. SAN MIGUEL ADENTRO 1RA SECCIÓN, EN EL MUNICIPIO DE JALAPA, TABASCO	1,800,000
CONSTRUCCIÓN DE CANCHA DE USOS MÚLTIPLES EN EL CECYTE 18, EN EL MUNICIPIO DE NAHUATZEN, EN EL ESTADO DE MICHOACÁN	1,499,563
CONSTRUCCIÓN DE CANCHA DE USOS MULTIPLES FRACC EMBAJADORES 1, EN EL MUNICIPIO DE RINCÓN DE ROMOS, EN EL ESTADO DE AGUASCALIENTES	820,000
CONSTRUCCIÓN DE CANCHA DE USOS MÚLTIPLES TECHADA Y ÁREA RECREATIVA EN LA ESC. PRIMARIA "TIERRA Y LIBERTAD" EN EL EJ. TIERRA NUEVA 3ERA, EN EL MUNICIPIO DE HUIMANGUILLO, EN EL ESTADO DE TABASCO	2,000,000
CONSTRUCCIÓN DE CANCHA DE USOS MÚLTIPLES TECHADA, EN EL MUNICIPIO DE TELCHAC PUERTO, EN EL ESTADO DE YUCATÁN	2,616,074
CONSTRUCCIÓN DE CANCHA DE USOS MULTIPLES Y GIMNASIO AL AIRE LIBRE (LOCALIDAD DE SAN NICOLÁS TECOACO), EN EL MUNICIPIO DE SINGUILUCAN, EN EL ESTADO DE HIDALGO	2,500,000
CONSTRUCCIÓN DE CANCHA DE USOS MÚLTIPLES Y TECHADO EN LA LOCALIDAD DE SAN JOSÉ APUPÁTARO, EN EL MUNICIPIO DE PERIBÁN, EN EL ESTADO DE MICHOACÁN	999,854
CONSTRUCCIÓN DE CANCHA POLIVALENTE EN ESC SEC PROF. GERARDO GUADALUPE LEAL LEAL EN LA LOCALIDAD DE SAN FERNANDO, EN EL MUNICIPIO DE CHINA, EN EL ESTADO DE NUEVO LEÓN	957,435
CONSTRUCCIÓN DE CANCHA POLIVALENTE EN ESC. PRIM SR EPIFANIO LEAL CANTU Y EN ESC. PRIM. HEROE DE NACOZARI, EN EL MUNICIPIO DE CHINA, EN EL ESTADO DE NUEVO LEÓN	1,484,853
CONSTRUCCIÓN DE CANCHA POLIVALENTE EN ESCUELA PRIMARIA RUPERTO TIJERINA GONZALEZ, EN EL MUNICIPIO DE CHINA, EN EL ESTADO DE NUEVO LEÓN	874,653
CONSTRUCCION DE CANCHA TECHADA DE USOS MULTIPLES EN EL MUNICIPIO DE TLACOTALPAN, VERACRUZ	2,500,000
CONSTRUCCIÓN DE CANCHA TECHADA DE USOS MÚLTIPLES EN LA LOCALIDAD DE ARELLANO, EN EL MUNICIPIO DE TLACOLULAN, EN EL ESTADO DE VERACRUZ	2,500,000
CONSTRUCCIÓN DE CANCHAS DE USOS MÚLTIPLES TECHADA EN PLAZA CÍVICA EN EL EJIDO EL GUANAL, EN EL MUNICIPIO DE HUIMANGUILLO, EN EL ESTADO DE TABASCO	1,998,249
CONSTRUCCIÓN DE CANCHAS DEPORTIVAS, BAÑOS Y TECHADO EN LAS ESCUELAS PRIMARIAS PRIMERO DE ENERO Y RAUL ISIDRO BURGOS, TURNOS MATUTINO Y VESPERTINO RESPECTIVAMENTE, EN LA COLONIA CENTRO DEL MUNICIPIO DE ATEMPAN, EN EL ESTADO DE PUEBLA.	6,183,240
CONSTRUCCIÓN DE CARPETA ASFÁLTICA EN ACCESO AL INGENIO EN LA LOCALIDAD DE SAN JOSÉ DE ABAJO DEL MUNICIPIO DE CUITLAHUAC, EN EL MUNICIPIO DE CUITLÁHUAC, EN EL ESTADO DE VERACRUZ	2,000,000
CONSTRUCCION DE CASA DE CULTURA DE XAYACATLAN DE BRAVO(SEGUNDA ETAPA), EN EL MUNICIPIO DE XAYACATLÁN DE BRAVO, EN EL ESTADO DE PUEBLA	3,800,000
CONSTRUCCIÓN DE CENTRO COMUNITARIO DE DESARROLLO SOCIAL MUNICIPAL COL. 89, EN EL MUNICIPIO DE ENSENADA, EN EL ESTADO DE BAJA CALIFORNIA	5,106,450
CONSTRUCCIÓN DE CENTRO COMUNITARIO EN LA COMUNIDAD DE AMOJILECAEN CHILPANCINGO DE LOS BRAVO, GUERRERO	7,000,000
CONSTRUCCIÓN DE CENTRO COMUNITARIO EN ZIHUATANEJO DE AZUETA, GUERRERO	15,000,000

CONSTRUCCIÓN DE CENTRO DE ATENCIÓN PARA MUJERES VÍCTIMA DE VIOLENCIA (FASE A), EN EL MUNICIPIO DE MACUSPANA, EN EL ESTADO DE TABASCO	500,000
CONSTRUCCIÓN DE CENTRO DE ATENCIÓN PARA MUJERES VÍCTIMA DE VIOLENCIA (FASE B), EN EL MUNICIPIO DE MACUSPANA, EN EL ESTADO DE TABASCO	500,000
CONSTRUCCIÓN DE CENTRO DE USOS MÚLTIPLES, EN EL MUNICIPIO DE MAZATÁN, EN EL ESTADO DE SONORA	4,403,434
CONSTRUCCIÓN DE CENTRO DEPORTIVO, EN EL MUNICIPIO DE MELCHOR OCAMPO, EN EL ESTADO DE NUEVO LEÓN	5,876,821
CONSTRUCCION DE CENTRO DIF EN LA COLONIA COLINAS DEL AEROPUERTO, EN EL MUNICIPIO DE PESQUERÍA, EN EL ESTADO DE NUEVO LEÓN	4,000,000
CONSTRUCCIÓN DE CENTRO MUNICIPAL PARA EL TRATAMIENTO INTEGRAL DE LOS RESIDUOS SOLIDOS, EN EL MUNICIPIO DE SANTA ANA MAYA, EN EL ESTADO DE MICHOACÁN	5,400,000
CONSTRUCCIÓN DE CERCADO PERIMETRAL DEL PANTEÓN NUEVO, DE LA LOCALIDAD DE CASACUARÁN, MUNICIPIO DE YURIRIA, GUANAJUATO	1,000,000
CONSTRUCCIÓN DE CICLOVÍA 2DA. ETAPA EN ENSENADA EN EL ESTADO DE BAJA CALIFORNIA	9,442,085
CONSTRUCCIÓN DE CICLOVIA EN ZONA NORTE SEGUNDA ETAPA, MUNICIPIO DE NEZAHUALCÓYOTL, MÉXICO	10,200,000
CONSTRUCCIÓN DE CICLOVIA ZONA NORTE TERCERA ETAPA, MUNICIPIO DE NEZAHUALCÓYOTL, MÉXICO	12,700,000
CONSTRUCCIÓN DE COLECTOR PLUVIAL EN AVENIDA ADOLF B. HORN Y EL AUTÓDROMO, EN EL MUNICIPIO DE TLAJOMULCO DE ZÚÑIGA, JALISCO.	9,500,000
CONSTRUCCIÓN DE COLECTOR SANITARIO Y PAVIMENTACIÓN HIDRÁULICA CALLE INSURGENTES, JIUTEPEC, MORELOS.	3,800,000
CONSTRUCCION DE COMEDOR EN "ESCUELA MEDIA SUPERIOR UG" PLANTEL SAN LUIS DE LA PAZ (PRIMERA ETAPA) EN EL ESTADO DE GUANAJUATO	1,022,000
CONSTRUCCIÓN DE CONCRETO HIDRAULICO C. SAN MIGUELITO, CALVILLITO., EN EL MUNICIPIO DE AGUASCALIENTES, EN EL ESTADO DE AGUASCALIENTES	900,000
CONSTRUCCIÓN DE CONCRETO HIDRÁULICO EN LA CALLE CRISTÓBAL COLON ENTRE LA CARRETERA CIUDAD PEMEX-JONUTA Y LA CALLE ABASOLO DE LA COLONIA CURVA, MUNICIPIO DE MACUSPANA, TABASCO	600,000
CONSTRUCCIÓN DE CONCRETO HIDRÁULICO, GUARNICIONES Y BANQUETAS EN DIVERSAS CALLES EN EL POB. AQUILES SERDÁN 1RA SECCIÓN, EN EL MUNICIPIO DE JALAPA, EN EL ESTADO DE TABASCO	1,900,000
CONSTRUCCIÓN DE CONTRABARDA, EN EL MUNICIPIO DE TLALNEPANTLA DE BAZ, EN EL ESTADO DE MÉXICO	800,000
CONSTRUCCIÓN DE CORREDOR PEATONAL EN CALLE FAISÁN ENTRE AV. CHIMALHUACÁN Y CALLE CIELITO LINDO, MUNICIPIO DE NEZAHUALCÓYOTL, MÉXICO	10,000,000
CONSTRUCCIÓN DE CUARTO PARA PENSIONADOS EN LA COMUNIDAD SAN PEDRO, MUNICIPIO DE SANTIAGO EN EL ESTADO DE NUEVO LEÓN	750,000
CONSTRUCCIÓN DE CUBIERTA A BASE DE ESTRUCTURA METÁLICA PARA FORO CULTURAL Y GRADERÍA EN LA LOCALIDAD DE CHIAPA, MUNICIPIO DE CUAUHTÉMOC, COLIMA	970,000
CONSTRUCCIÓN DE CUBIERTA A BASE DE ESTRUCTURA METÁLICA PARA FORO CULTURAL Y GRADERÍA EN LA LOCALIDAD DE SAN JOAQUÍN, MUNICIPIO DE CUAUHTÉMOC, COLIMA	970,000
CONSTRUCCIÓN DE CUBIERTA A BASE DE ESTRUCTURA METÁLICA, MUNICIPIO DE CUAUHTÉMOC, COLIMA	1,320,000
CONSTRUCCIÓN DE CUBIERTA DE CANCHA A BASE DE ESTRUCTURA METÁLICA EN LA ESCUELA PRIMARIA BENITO JUÁREZ, MUNICIPIO DE CUAUHTÉMOC, COLIMA	1,350,000
CONSTRUCCIÓN DE CUBIERTA DE CANCHA A BASE DE ESTRUCTURA METÁLICA EN LA ESCUELA PRIMARIA VENUSTIANO CARRANZA, MUNICIPIO DE CUAUHTÉMOC, COLIMA	1,390,000
CONSTRUCCIÓN DE CUBIERTA DE CANCHA A BASE DE ESTRUCTURA METÁLICA, EN LA ESCUELA PRIMARIA 3 DE ABRIL, MUNICIPIO DE CUAUHTÉMOC, COLIMA	1,470,000
CONSTRUCCION DE CUBIERTA EN PATIO CIVICO DE TELESECUNDARIA CCT 716ETV06660E EN LA LOCALIDAD DE EXHACIENDA, EN EL MUNICIPIO DE SUSUPUATO, EN EL ESTADO DE MICHOACÁN	1,100,000
CONSTRUCCIÓN DE DOMO EN EL MUNICIPIO DE ASCENSIÓN, CHIHUAHUA	1,200,000
CONSTRUCCIÓN DE DOMO DEPORTIVO EN PARQUE DE LA REGIÓN 232, MZA 18, BENITO JUÁREZ, QUINTANA ROO.	3,500,000
CONSTRUCCIÓN DE DOMO DEPORTIVO EN REGIÓN 103, MZA. 34, BENITO JUÁREZ, QUINTANA ROO.	3,500,000
CONSTRUCCIÓN DE DOMO DEPORTIVO EN REGIÓN 220, MZA. 42, BENITO JUÁREZ, QUINTANA ROO.	3,500,000
CONSTRUCCIÓN DE DOMO DEPORTIVO EN REGIÓN 228, MZA. 80, BENITO JUÁREZ, QUINTANA ROO.	3,500,000
CONSTRUCCIÓN DE DOMO DEPORTIVO EN REGIÓN 237, MZA. 97, BENITO JUÁREZ, QUINTANA ROO.	3,500,000
CONSTRUCCIÓN DE DOMO DEPORTIVO EN REGIÓN 240, MZA. 60 ,BENITO JUÁREZ, QUINTANA ROO.	3,500,000
CONSTRUCCIÓN DE DOMO DEPORTIVO EN REGIÓN 260, MZA. 01, BENITO JUÁREZ, QUINTANA ROO.	3,500,000
CONSTRUCCIÓN DE DOMO DEPORTIVO EN REGIÓN 260, MZA. 04, BENITO JUÁREZ, QUINTANA ROO.	3,500,000

CONSTRUCCIÓN DE DOMO DEPORTIVO EN REGIÓN 68, MZA. 03, BENITO JUÁREZ, QUINTANA ROO.	3,500,000
CONSTRUCCIÓN DE DOMO DEPORTIVO EN REGIÓN 77, MZA. 44, BENITO JUÁREZ, QUINTANA ROO.	3,500,000
CONSTRUCCIÓN DE DOMO DEPORTIVO REGIÓN 517, MZA. 06 , BENITO JUÁREZ, QUINTANA ROO.	3,500,000
CONSTRUCCIÓN DE DOMO EN EL MUNICIPIO DE GUADALUPE Y CALVO, CHIHUAHUA	1,200,000
CONSTRUCCIÓN DE DOMO EN EL MUNICIPIO DE SAN FRANCISCO DEL ORO, CHIHUAHUA	1,200,000
CONSTRUCCIÓN DE DOMO EN EL PARQUE DE LA COLONIA MIRAFLORES, COZUMEL, QUINTANA ROO.	2,000,000
CONSTRUCCIÓN DE DOMO EN ESCUELA PRIMARIA FRANCISCO D. SALIDO EN EL MUNICIPIO DE CUSIHUIRIACHI, CHIHUAHUA	1,193,465
CONSTRUCCIÓN DE DOMO EN LA COMUNIDAD DE EL JAGUEY, EN EL MUNICIPIO DE VILLANUEVA, EN EL ESTADO DE ZACATECAS	945,000
CONSTRUCCIÓN DE DOMO EN LA COMUNIDAD DE EMILIANO ZAPATA, EN EL MUNICIPIO DE VILLANUEVA, EN EL ESTADO DE ZACATECAS	940,000
CONSTRUCCIÓN DE DOMO EN LA COMUNIDAD DE LA QUEMADA, EN EL MUNICIPIO DE VILLANUEVA, EN EL ESTADO DE ZACATECAS	960,000
CONSTRUCCIÓN DE DOMO EN LA COMUNIDAD DE LOS CAÑOS, EN EL MUNICIPIO DE VILLANUEVA, EN EL ESTADO DE ZACATECAS	940,000
CONSTRUCCIÓN DE DOMO EN LA COMUNIDAD DE SAN ANTONIO DE TARASCO, EN EL MUNICIPIO DE VILLANUEVA, EN EL ESTADO DE ZACATECAS	950,000
CONSTRUCCIÓN DE DOMO EN LA COMUNIDAD DE VILLA ZARAGOZA, EN EL MUNICIPIO DE VILLANUEVA, EN EL ESTADO DE ZACATECAS	955,000
CONSTRUCCIÓN DE DOMO EN LA COMUNIDAD EL NUEVO TIGRE, EN EL MUNICIPIO DE VILLANUEVA, EN EL ESTADO DE ZACATECAS	960,000
CONSTRUCCIÓN DE DOMO EN LA COMUNIDAD EL SALTO , EN EL MUNICIPIO DE VILLANUEVA, EN EL ESTADO DE ZACATECAS	920,000
CONSTRUCCIÓN DE DOMO EN LA COMUNIDAD LA MAGDALENA, EN EL MUNICIPIO DE VILLANUEVA, EN EL ESTADO DE ZACATECAS	930,000
CONSTRUCCIÓN DE DOMO EN LA ESCUELA PRIMARIA 27 DE SEPTIEMBRE EN LA COMUNIDAD DE CALDERITAS, OTHÓN P. BLANCO, QUINTANA ROO	1,000,000
CONSTRUCCIÓN DE DOMO EN LA ESCUELA SECUNDARIA "GENERAL RICARDO FLORES MAGÓN" C.C.T. 27DES0021J, CÁRDENAS, TABASCO.	1,758,473
CONSTRUCCIÓN DE DOS AULAS EN EL PREESCOLAR PATRIA DE LA COLONIA AHUATA DEL MUNICIPIO DE ATEMPAN, EN EL ESTADO DE PUEBLA.	780,000
CONSTRUCCION DE DOS AULAS, BARDA PERIMETRAL Y BANQUETA EN EL CBTEAN 235, EN EL MUNICIPIO DE INDAPARAPEO, EN EL ESTADO DE MICHOACÁN	3,400,000
CONSTRUCCION DE DRENAJE SANITARIO Y PAVIMENTACION DE CONCRETO HIDRAULICO EN CALLE NIÑOS HEROES COLONIA LOMAS DE JIUTEPEC, EN MORELOS	2,800,000
CONSTRUCCIÓN DE ECOBIBLIOTECA EN CHILPANCINGO DE LOS BRAVO, GUERRERO	5,000,000
CONSTRUCCIÓN DE ECOBIBLIOTECA EN LA COMUNIDAD DEL RENACIMIENTO EN ACAPULCO DE JUÁREZ, GUERRERO	8,000,000
CONSTRUCCIÓN DE ESPACIO DEPORTIVO Y DE ESPARCIMIENTO EN ESCUELA DEL EJIDO DE DUARTE EN LEÓN, GUANAJUATO	2,000,000
CONSTRUCCIÓN DE EXPLANADA DE USOS MULTIPLES EN LA PRIMARIA REVOLUCIÓN MEXICANA EN LA LOCALIDAD DE CRUZ TETELA DEL MUNICIPIO DE OMEALCA EN EL ESTADO DE VERACRUZ	800,000
CONSTRUCCIÓN DE GIMNASIO AL AIRE LIBRE EN EL CENTRO DE BACHILLERATO TECNOLÓGICO INDUSTRIAL Y DE SERVICIOS NO. 225, TARIMORO, GUANAJUATO	600,000
CONSTRUCCIÓN DE GIMNASIO AL AIRE LIBRE, PUERTECITO DE LA VIRGEN, EN EL MUNICIPIO DE SAN FRANCISCO DE LOS ROMO, EN EL ESTADO DE AGUASCALIENTES	2,000,000
CONSTRUCCIÓN DE GIMNASIO AL AIRE LIBRE, RANCHO NUEVO, EN EL MUNICIPIO DE SAN FRANCISCO DE LOS ROMO, EN EL ESTADO DE AGUASCALIENTES	2,000,000
CONSTRUCCIÓN DE GIMNASIO AL AIRE LIBRE, URBIVILLAS DEL VERGEL, EN EL MUNICIPIO DE SAN FRANCISCO DE LOS ROMO, EN EL ESTADO DE AGUASCALIENTES	2,000,000
CONSTRUCCIÓN DE GRADAS, MURO DE CONTENCIÓN EN LA ESCUELA PRIMARIA AQUILES SERDAN COMUNIDAD ITZTAMICHAPA, EN EL MUNICIPIO DE TLAHUILTEPA, EN EL ESTADO DE HIDALGO	1,000,000
CONSTRUCCIÓN DE GUARNICIONES Y BANQUETAS EN CALLE ALAMEDA,COMUNIDAD DE LA PANADERA, CALVILLO, AGUASCALIENTES	2,000,000
CONSTRUCCION DE GUARNICIONES Y BANQUETAS EN DIVERSAS CALLES DE LA LOCALIDAD DE TEMOZON YUCATAN., EN EL MUNICIPIO DE TEMOZÓN, EN EL ESTADO DE YUCATÁN	1,500,481
CONSTRUCCIÓN DE GUARNICIONES Y BANQUETAS EN LA RANCHERÍA TEQUILA PRIMERA SECCIÓN, MUNICIPIO DE JALAPA, TABASCO	1,053,036
CONSTRUCCIÓN DE GUARNICIONES Y BANQUETAS, EN EL MUNICIPIO DE YOBAÍN, EN EL ESTADO DE YUCATÁN	2,625,000

CONSTRUCCIÓN DE GUARNICIONES, BANQUETAS Y PAVIMENTACIÓN DE CONCRETO HIDRÁULICO EN CALLE FLORENTINO HERNÁNDEZ, RA. BUENA VISTA RIO NUEVO 2DA SECCIÓN, EN EL MUNICIPIO DE CENTRO, EN EL ESTADO DE TABASCO	2,641,422
CONSTRUCCIÓN DE GUARNICIONES, BANQUETAS Y PAVIMENTACION DE CONCRETO HIDRÁULICO EN LA CALLE JESÚS MAZAR, RA. BUENAVISTA RIO NUEVO 2A. SECCIÓN, EN EL MUNICIPIO DE CENTRO, EN EL ESTADO DE TABASCO	2,039,809
CONSTRUCCIÓN DE GUARNICIONES, BANQUETAS Y PAVIMENTACION DE CONCRETO HIDRÁULICO EN LA CALLE ROGER BROCA, COL. SIBILLA ZURITA, RA. BUENAVISTA RIO NUEVO 2A SECCIÓN, EN EL MUNICIPIO DE CENTRO, EN EL ESTADO DE TABASCO	3,200,000
CONSTRUCCIÓN DE GUARNICIONES, BANQUETAS Y PAVIMENTACIÓN DE CONCRETO HIDRÁULICO EN RA. MEDELLÍN Y MADERO 2DA. SECCIÓN, EN EL MUNICIPIO DE CENTRO, TABASCO	2,900,000
CONSTRUCCIÓN DE HUELLAS DE RODAMIENTO Y EMPEDRADO AHOGADO DE LA CALLE DÁMASO MADERO EN LA LOCALIDAD DE LA PLACITA, PRIMERA ETAPA, AQUILA, MICHOACÁN	2,379,000
CONSTRUCCIÓN DE INFRAESTRUCTURA GUBERNAMENTAL, EN EL MUNICIPIO DE TLAJOMULCO DE ZÚÑIGA, JALISCO.	20,000,000
CONSTRUCCIÓN DE INFRAESTRUCTURA REGIONAL EN EL MUNICIPIO DE TLALTIZAPÁN DE ZAPATA, MORELOS.	4,409,194
CONSTRUCCIÓN DE KIOSCO CULTURAL EN CHILPANCINGO DE LOS BRAVOS, GUERRERO	8,000,000
CONSTRUCCIÓN DE KIOSCO CULTURAL EN TAXCO DE ALARCÓN, GUERRERO	5,000,000
CONSTRUCCIÓN DE LA BIBLIOTECA JOSE NARCISO ROVIROSA ANDRADE DE LA CABECERA MUNICIPAL DE TACOTALPA. 1ERA. ETAPA EN EL ESTADO DE TABASCO	5,500,000
CONSTRUCCIÓN DE LA CANCHA DE USOS MÚLTIPLES, TECHADA EN LA ESC. PRIMARIA "GUADALUPE VICTORIA" EN EL EJIDO AUREO L. CALLES, EN EL MUNICIPIO DE HUIMANGUILLO, EN EL ESTADO DE TABASCO	2,001,751
CONSTRUCCIÓN DE LA CASA DE CULTURA EN CABECERA MUNICIPAL, OCAMPO, GUANAJUATO	5,000,000
CONSTRUCCIÓN DE LA ESTANCIA DEL ADULTO MAYOR EN LA LOCALIDAD DE PARAMUEN, MUNICIPIO DE SALVADOR ESCALANTE, MICHOACÁN	2,379,000
CONSTRUCCIÓN DE LA PLANTA DE TRATAMIENTO DE AGUAS RESIDUALES EN EL MUNICIPIO DE SANTIAGO CHAZUMBA, OAXACA	4,300,000
CONSTRUCCION DE LA PRESA "LA TRANQUILIDAD", EN EL MUNICIPIO DE GUANAJUATO, EN EL ESTADO DE GUANAJUATO	21,600,000
CONSTRUCCIÓN DE LA PRIMERA ETAPA DEL LIENZO CHARRO, EN EL MUNICIPIO DE ACATZINGO, EN EL ESTADO DE PUEBLA	2,000,000
CONSTRUCCIÓN DE LA UNIDAD DE CUIDADOS INTENSIVOS NEONATALES DEL HOSPITAL DE LA MUJER, MUNICIPIO DE YAUTEPEC, MORELOS	10,000,000
CONSTRUCCIÓN DE LA UNIDAD DEPORTIVA BENITO JUÁREZ TERCERA ETAPA, EN EL MUNICIPIO DE XICO, EN EL ESTADO DE VERACRUZ	4,341,920
CONSTRUCCIÓN DE LA UNIDAD DEPORTIVA DE ACATZINGO EN EL ESTADO DE PUEBLA	2,000,000
CONSTRUCCIÓN DE LA UNIDAD DEPORTIVA EN LA LOCALIDAD DE HUAJINTLAN, EN EL MUNICIPIO DE AMACUZAC, EN EL ESTADO DE MORELOS	1,500,000
CONSTRUCCIÓN DE LA UNIDAD DEPORTIVA EN LA LOCALIDAD DE TEACALCO, EN EL MUNICIPIO DE AMACUZAC, EN EL ESTADO DE MORELOS	1,500,000
CONSTRUCCIÓN DE LA UNIDAD DEPORTIVA LAS GALERAS (AREA ADMINISTRATIVA , EN EL MUNICIPIO DE TARANDACUAO, EN EL ESTADO DE GUANAJUATO	1,300,000
CONSTRUCCIÓN DE LA UNIDAD DEPORTIVA MELCHOR OCAMPO (PRIMERA ETAPA) EN LA LOCALIDAD DE MELCHOR OCAMPO (PASO DE TIERRA CALIENTE) MUNICIPIO DE TUZANTLA, MICHOACÁN	3,000,000
CONSTRUCCIÓN DE LIBRAMIENTO GUILLERMO PRIETO, ENTRE BLV FERRUSQUILLA Y CALLE CONSTITUCIÓN, EN EL MUNICIPIO DE CHOIX, EN EL ESTADO DE SINALOA	8,242,888
CONSTRUCCIÓN DE MERCADO MUNICIPAL AGUA BLANCA DE ITURBIDE, HIDALGO	10,000,000
CONSTRUCCIÓN DE MERCADO MUNICIPAL DE 50X30 EN LA CABECERA MUNICIPAL, EN EL MUNICIPIO DE SINGUILUCAN, EN EL ESTADO DE HIDALGO	1,500,000
CONSTRUCCIÓN DE MICRO CANCHA, EN EL MUNICIPIO DE CUAPIAXTLA DE MADERO, EN EL ESTADO DE PUEBLA	400,000
CONSTRUCCIÓN DE MICRO CANCHA, EN EL MUNICIPIO DE CUAUTINCHÁN, EN EL ESTADO DE PUEBLA	400,000
CONSTRUCCIÓN DE MICRO CANCHA, EN EL MUNICIPIO DE MIXTLA, EN EL ESTADO DE PUEBLA	400,000
CONSTRUCCIÓN DE MICRO CANCHA, EN EL MUNICIPIO DE SAN SALVADOR HUIXCOLOTLA, EN EL ESTADO DE PUEBLA	400,000
CONSTRUCCIÓN DE MICRO CANCHA, EN EL MUNICIPIO DE TLANEPANTLA, EN EL ESTADO DE PUEBLA	400,000
CONSTRUCCIÓN DE MÓDULO DE SANITARIOS, EN EL MUNICIPIO DE TULTITLÁN, EN EL ESTADO DE MÉXICO	350,000
CONSTRUCCIÓN DE MODULO DE BAÑOS EN ESCUELA PRIMARIA SIMÓN BOLÍVAR EN CABECERA MUNICIPAL, EN EL MUNICIPIO DE OCAMPO, EN EL ESTADO DE TAMAULIPAS	546,000

CONSTRUCCIÓN DE MODULO DE BAÑOS EN ESCUELA SECUNDARIA LIC. BENITO JUÁREZ GARCIA EN CABECERA MUNICIPAL, EN EL MUNICIPIO DE OCAMPO, EN EL ESTADO DE TAMAULIPAS	546,000
CONSTRUCCIÓN DE MODULO DE BAÑOS SANITARIOS EN EL JARDÍN DE NIÑOS ÁLVARO OBREGÓN DEL EJ. EL CARRIZAL II, EN EL MUNICIPIO DE ALDAMA, EN EL ESTADO DE TAMAULIPAS	545,222
CONSTRUCCIÓN DE MODULO DE BAÑOS SANITARIOS EN ESC. PRIM. ENRIQUE C. REBSAMEN CABECERA MUNICIPAL, EN EL MUNICIPIO DE ALDAMA, EN EL ESTADO DE TAMAULIPAS	545,222
CONSTRUCCIÓN DE MODULO DEPORTIVO COMUNITARIO EN EL EJ. TRES BOCAS 1ERA., EN EL MUNICIPIO DE HUIMANGUILLO, EN EL ESTADO DE TABASCO	2,500,000
CONSTRUCCIÓN DE MÓDULO DEPORTIVO COMUNITARIO, FRACCIONAMIENTO STA. ELENA MUNICIPIO DE CENTRO TABASCO	1,500,000
CONSTRUCCIÓN DE MÓDULO SANITARIO EN ESCUELA TELESECUNDARIA MIGUEL HIDALGO , EN EL MUNICIPIO DE PALMILLAS, EN EL ESTADO DE TAMAULIPAS	865,434
CONSTRUCCIÓN DE MÓDULO SANITARIO, EN EL MUNICIPIO DE CHICOLOAPAN, EN EL ESTADO DE MÉXICO	900,000
CONSTRUCCIÓN DE MÓDULO SANITARIO, EN EL MUNICIPIO DE CUAUTITLÁN IZCALLI, EN EL ESTADO DE MÉXICO	300,000
CONSTRUCCIÓN DE MÓDULOS DE BAÑOS, EN EL MUNICIPIO DE TULTITLÁN, EN EL ESTADO DE MÉXICO	400,000
CONSTRUCCIÓN DE MÓDULOS DE SEGURIDAD, EN EL MUNICIPIO DE SANTO TOMÁS HUEYOTLIPAN, EN EL ESTADO DE PUEBLA	400,000
CONSTRUCCIÓN DE MURO DE CONTENCIÓN Y ADOQUINAMIENTO DE LA CALLE JAGÜEYCITO EN SAN ISIDRO HUILOTEPEC, ATLIXCO EN EL ESTADO DE PUEBLA	2,486,360
CONSTRUCCIÓN DE NÚCLEOS SANITARIOS, EN EL MUNICIPIO DE SAN MARTÍN DE LAS PIRÁMIDES, EN EL ESTADO DE MÉXICO	700,000
CONSTRUCCIÓN DE PARQUE DE BARRIO EN CABECERA MUNICIPAL DE CRUILLAS EN EL ESTADO DE TAMAULIPAS	2,600,000
CONSTRUCCIÓN DE PARQUE EN PLAZA CENTRO ENTRE AVENIDA TULUM Y AVENIDA NADER, CANCUN, QUINTANA ROO	4,000,000
CONSTRUCCIÓN DE PARQUE LINEAL EN LA CALLE HÉROE DESCONOCIDO, DEL MUNICIPIO DE HIDALGO, EN EL ESTADO DE MICHOACÁN	3,899,487
CONSTRUCCIÓN DE PARQUE LINEAL EN LA LAGUNA DE ZACAPU 2DA ETAPA, EN EL MUNICIPIO DE ZACAPU, EN EL ESTADO DE MICHOACÁN	2,997,236
CONSTRUCCIÓN DE PARQUE RECREATIVO EN LA COMUNIDAD AGUSTINA RAMÍREZ, EN EL MUNICIPIO DE ANGOSTURA, EN EL ESTADO DE SINALOA	800,000
CONSTRUCCION DE PARQUE RECREATIVO FRACC. VILLAS DEL SOL, CABECERA MUNICIPAL, EN EL MUNICIPIO DE AHUALULCO DE MERCADO, EN EL ESTADO DE JALISCO	1,000,000
CONSTRUCCION DE PAVIMENTACIÓN CON CONCRETO HIDRAULICO AL ACCESO A LA ESCUELA NAVAL EN LA LOCALIDAD DE ANTON LIZARDO, EN EL MUNICIPIO DE ALVARADO, EN EL ESTADO DE VERACRUZ	9,700,000
CONSTRUCCIÓN DE PAVIMENTACIÓN CON CONCRETO HIDRÁULICO, REHABILITACIÓN DE RED DE AGUA POTABLE Y DRENAJE, 2DA ETAPA EN AV. LÁZARO CÁRDENAS . LOC MALUCO, ANGAMACUTIRO, MICHOACÁN	2,000,000
CONSTRUCCIÓN DE PAVIMENTACIÓN CON CONCRETO HIDRÁULICO, REHABILITACIÓN DE RED DE AGUA POTABLE Y DRENAJE, TERCERA ETAPA EN CALLE ABASOLO, MUNICIPIO DE ANGAMACUTIRO, MICHOACÁN	2,300,000
CONSTRUCCIÓN DE PAVIMENTACIÓN DE CONCRETO HIDRÁULICO, EN CALLE JOSÉ MARÍA MORELOS, EN JIUTEPEC, MORELOS	2,500,000
CONSTRUCCION DE PAVIMENTACION HIDRAULICA DE CALLE SAN AGUSTIN, EN EL MUNICIPIO DE MINERAL DEL MONTE, EN EL ESTADO DE HIDALGO	2,104,733
CONSTRUCCIÓN DE PAVIMENTO A BASE DE CARPETA ASFÁLTICA EN CALIENTE RA. YOLOXOCHILTL 2ERA. SECCIÓN, EN EL MUNICIPIO DE CUNDUACÁN, EN EL ESTADO DE TABASCO	3,800,000
CONSTRUCCIÓN DE PAVIMENTO A BASE DE CARPETA ASFÁLTICA EN CALIENTE, EJIDO LA CHONITA, MUNICIPIO DE CUNDUACÁN, TABASCO	3,100,000
CONSTRUCCIÓN DE PAVIMENTO A BASE DE CONCRETO ASFÁLTICO EN EL TRAMO CHIFLÓN - RÍO CHIFLÓN, EN EL MUNICIPIO DE ZACUALPAN, EN EL ESTADO DE VERACRUZ	4,500,000
CONSTRUCCIÓN DE PAVIMENTO ASFALTICO DEL CAMINO RURAL DE LA RA. NIÑOS HÉROES (1RA. ETAPA), EN EL MUNICIPIO DE CENTLA, EN EL ESTADO DE TABASCO	1,690,749
CONSTRUCCIÓN DE PAVIMENTO ASFÁLTICO EN EL CAMINO RURAL DE LA RA. CAÑAVERAL, EN EL MUNICIPIO DE CENTLA, EN EL ESTADO DE TABASCO	2,900,000
CONSTRUCCIÓN DE PAVIMENTO ASFÁLTICO EN LA DELEGACIÓN DE LEONA VICARIO ZONA NORTE, PUERTO MORELOS, QUINTANA ROO.	4,000,000
CONSTRUCCIÓN DE PAVIMENTO ASFÁLTICO TRAMO: CHIPILINAR 4TA SECCIÓN - CHIPILINAR 1RA SECCIÓN - PUENTE GUAYACAN EN LA RA. CHIPILINAR 1RA SECCIÓN, EN EL MUNICIPIO DE JALAPA, EN EL ESTADO DE TABASCO	6,500,000
CONSTRUCCIÓN DE PAVIMENTO ASFÁTICO DEL CAMINO RURAL DE LA RANCHERÍA EL LIMÓN., EN EL MUNICIPIO DE CENTLA, EN EL ESTADO DE TABASCO	3,000,000

CONSTRUCCIÓN DE PAVIMENTO CON ADOCRETO EN LA AV. RAFAEL CORTES PONIENTE ENTRE CALLE 25 DE AGOSTO NORTE Y CALLE 11 NORTE, EN EL MUNICIPIO DE TECALI DE HERRERA, EN EL ESTADO DE PUEBLA	3,000,000
CONSTRUCCIÓN DE PAVIMENTO CON CONCRETO HIDRAULICO, GUARNICIONES, BANQUETAS, DRENAJE, AGUA POTABLE EN DIFERENTES CALLES DE LA COMUNIDAD GENERAL FELIPE ANGELES, EN EL MUNICIPIO DE TOLCAYUCA, EN EL ESTADO DE HIDALGO	5,859,323
CONSTRUCCIÓN DE PAVIMENTO CONCRETO HIDRÁULICO, GUARNICIONES Y BANQUETAS EN LA CALLE 8 DE OCTUBRE EN VILLA PUERTO CEIBA PARAÍSO TABASCO	5,553,711
CONSTRUCCIÓN DE PAVIMENTO CONCRETO HIDRÁULICO, GUARNICIONES Y BANQUETAS EN LA CALLE AUGUSTO HERNÁNDEZ OLIVE EN VILLA PUERTO CEIBA PARAÍSO TABASCO	5,798,784
CONSTRUCCION DE PAVIMENTO DE CONCRETO HIDRAHULICO EN CAMINO PUENTE EL CRUCERO-PALO BLANCO DEL KM 1+666 AL KM 2+666 EN EL MUNICIPIO DE GUTIÉRREZ ZAMORA, VERACRUZ	3,495,890
CONSTRUCCION DE PAVIMENTO DE CONCRETO HIDRAULICO DE LA CALLE VICENTE GUERRERO, EN EL MUNICIPIO DE NAUPAN, EN EL ESTADO DE PUEBLA	1,800,000
CONSTRUCCIÓN DE PAVIMENTO DE CONCRETO HIDRÁULICO EN CALLE LOS CARRILES DE LA CABECERA MUNICIPAL, EN EL MUNICIPIO DE TENOCHTITLÁN, EN EL ESTADO DE VERACRUZ	3,000,000
CONSTRUCCIÓN DE PAVIMENTO DE CONCRETO HIDRÁULICO EN CALLE PELICANOS, RA. GUAPINOL, EN EL MUNICIPIO DE CENTRO, EN EL ESTADO DE TABASCO	3,200,000
CONSTRUCCIÓN DE PAVIMENTO DE CONCRETO HIDRÁULICO EN LA CALLE 12 DE DICIEMBRE, EN EL MUNICIPIO DE BANDERILLA, EN EL ESTADO DE VERACRUZ	850,000
CONSTRUCCIÓN DE PAVIMENTO DE CONCRETO HIDRÁULICO EN LA CALLE CUARZO 2, EN EL MUNICIPIO DE BANDERILLA, EN EL ESTADO DE VERACRUZ	650,000
CONSTRUCCIÓN DE PAVIMENTO DE CONCRETO HIDRAULICO EN LA CALLE NICOLAS BRAVO, EN EL MUNICIPIO DE SANTO DOMINGO ZANATEPEC, EN EL ESTADO DE OAXACA	4,644,527
CONSTRUCCIÓN DE PAVIMENTO DE CONCRETO HIDRÁULICO EN LA CALLE RUBÍ LOC LA HACIENDITA, EN EL MUNICIPIO DE BANDERILLA, EN EL ESTADO DE VERACRUZ	1,800,000
CONSTRUCCIÓN DE PAVIMENTO DE CONCRETO HIDRÁULICO EN LA CALLE TOPACIO, LOC. LA HACIENDITA., EN EL MUNICIPIO DE BANDERILLA, EN EL ESTADO DE VERACRUZ	700,000
CONSTRUCCIÓN DE PAVIMENTO DE CONCRETO HIDRÁULICO EN LA CALLE ZAFIRO, EN EL MUNICIPIO DE BANDERILLA, EN EL ESTADO DE VERACRUZ	1,000,000
CONSTRUCCIÓN DE PAVIMENTO DE CONCRETO HIDRÁULICO EN LA LOCALIDAD DE TIGRILLOS, EN EL MUNICIPIO DE APAZAPAN, EN EL ESTADO DE VERACRUZ	3,000,000
CONSTRUCCIÓN DE PAVIMENTO DE CONCRETO HIDRÁULICO Y DRENAJE EN CALLE COMONFORT EN EL MUNICIPIO DE PARAÍSO, TABASCO	4,988,566
CONSTRUCCIÓN DE PAVIMENTO DE CONCRETO HIDRÁULICO, GUARNICIONES Y BANQUETAS DE LA CALLE A. SÁNCHEZ MAGALLANES DE LA LOCALIDAD DE FRONTERA, 1RA. ETAPA, EN EL MUNICIPIO DE CENTLA, EN EL ESTADO DE TABASCO	2,409,251
CONSTRUCCIÓN DE PAVIMENTO DE CONCRETO HIDRÁULICO, GUARNICIONES Y BANQUETAS DE LA CALLE EL RECREO VILLA MACULTEPEC, EN EL MUNICIPIO DE CENTRO, EN EL ESTADO DE TABASCO	3,400,000
CONSTRUCCIÓN DE PAVIMENTO DE CONCRETO HIDRÁULICO, GUARNICIONES Y BANQUETAS, EN CALLE FRANCISCO TRUJILLO GURRIA EN EL MUNICIPIO DE PARAÍSO, TABASCO	4,950,500
CONSTRUCCIÓN DE PAVIMENTO EN CONCRETO HIDRÁULICO, EN CALLE MELCHOR OCAMPO., EN EL MUNICIPIO DE JIUTEPEC, EN EL ESTADO DE MORELOS	1,500,000
CONSTRUCCION DE PAVIMENTO HIDRÁULICO CALLE DR. RAMÓN MEDINA. COL CENTRO. TEAPA, TABASCO	3,000,000
CONSTRUCCION DE PAVIMENTO HIDRAULICO DE CALLE DE ACCESO PRINCIPAL TONALIZCO A HONEY EN EL ESTADO DE PUEBLA	2,000,000
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO EN CALLE "PROLONGACIÓN EUSEBIO CASTILLO", EN EL MUNICIPIO DE NACAJUCA, EN EL ESTADO DE TABASCO	1,568,766
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO EN CALLE EMILIANO ZAPATA DE LA LOCALIDAD DE XOCHITLAN DEL MUNICIPIO DE XOCHITLAN DE VICENTE SUAREZ, EN EL MUNICIPIO DE XOCHITLÁN DE VICENTE SUÁREZ, EN EL ESTADO DE PUEBLA	2,000,000
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO EN CALLE EMILIANO ZAPATA, COMUNIDAD DE SAN ANTONIO DE LOS MARTÍNEZ, MUNICIPIO DE ASIENTOS, ESTADO DE AGUASCALIENTES	1,500,000
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO EN CALLE FRANCISCO I MADERO, COMUNIDAD DE VILLA JUÁREZ, MUNICIPIO DE ASIENTOS, ESTADO DE AGUASCALIENTES	2,600,000
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO EN CALLE FRANCISCO I MADERO, COMUNIDAD DEL TULE, MUNICIPIO DE ASIENTOS, ESTADO DE AGUASCALIENTES	1,600,000
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO EN CALLE J. GUADALUPE, COMUNIDAD FRANCISCO VILLA, MUNICIPIO DE ASIENTOS, ESTADO DE AGUASCALIENTES.	2,800,000
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO EN CALLE LOMA BONITA, COMUNIDAD AMARILLAS DE ESPARZA, MUNICIPIO DE ASIENTOS, ESTADO DE AGUASCALIENTES	1,500,000
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO EN CALLE MATILDE PÉREZ FRIAS, EN LA COLONIA JOSE MARÍA PINOS SUAREZ, EN EL MUNICIPIO CENTRO, TABASCO	2,000,000
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO EN CALLE MORELOS DE CAURIO DE GUADALUPE, EN EL MUNICIPIO DE JIMÉNEZ, EN EL ESTADO DE MICHOACÁN	1,500,000

CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO EN CALLE PROLONGRACIÓN MORELOS DE CAURIO DE RINCONADA, EN EL MUNICIPIO DE JIMÉNEZ, EN EL ESTADO DE MICHOACÁN	1,500,000
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO EN CALLE SIN NOMBRE EN LA LOCALIDAD DEL DESMONTE, MORELOS, MICHOACÁN	800,000
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO EN CALLE SIN NOMBRE, FRENTE AL BALNEARIO LOS AGUACATES DE HUANDACUCA, EN EL MUNICIPIO DE JIMÉNEZ, EN EL ESTADO DE MICHOACÁN	1,000,000
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO EN ESCUELA BEATRÍZ FLORES VILLAR, EN EL MUNICIPIO DE RÍO BRAVO, EN EL ESTADO DE TAMAULIPAS	160,000
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO EN ESCUELA JUAN B TIJERINA, EN EL MUNICIPIO DE RÍO BRAVO, EN EL ESTADO DE TAMAULIPAS	160,000
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO EN ESCUELA NETZAHUALCOYOTL, EN EL MUNICIPIO DE RÍO BRAVO, EN EL ESTADO DE TAMAULIPAS	160,000
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO EN ESCUELA NOE GARZA MARTÍNEZ, EN EL MUNICIPIO DE RÍO BRAVO, EN EL ESTADO DE TAMAULIPAS	160,000
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO EN ESCUELA ROSAURA ZAPATA, EN EL MUNICIPIO DE RÍO BRAVO, EN EL ESTADO DE TAMAULIPAS	160,000
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO EN LA CALLE CORREGIDORA PRIMERA ETAPA, LOCALIDAD METLALTOYUCA EN FRANCISCO Z. MENA, PUEBLA	7,000,000
CONSTRUCCION DE PAVIMENTO HIDRÁULICO EN LA CALLE FRANCISCO SARABIA EN LA COL. SAN FRANCISCO PRIMERA SECCION, EN EL MUNICIPIO DE TEPEJI DEL RÍO DE OCAMPO, EN EL ESTADO DE HIDALGO	1,127,235
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO EN LA CALLE FRANCISCO VILLA ENTRE LAS CALLES FRANCISCO I MADERO Y CAMPO DEPORTIVO DE LA LOCALIDAD LA CONCEPCIÓN, EN EL MUNICIPIO DE TIHUATLÁN, EN EL ESTADO DE VERACRUZ	4,000,000
CONSTRUCCIÓN DE PAVIMENTO HIDRAULICO EN LA CALLE PRINCIPAL EN EL CARRIZAL, VILLA SOLA DE VEGA, EN EL ESTADO DE OAXACA	6,378,113
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO EN LA CALLE PRINCIPAL EN LA LOCALIDAD DE LA ESPERANZA EN CHAVINDA, MICHOACÁN	489,654
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO ESTAMPADO CALLE EDUARDO BASTAR CON CRUCE PLAZA INDEPENDENCIA Y AV. GREGORIO MÉNDEZ MAGAÑA, COL. CENTRO. TEAPA, TABASCO.	5,000,000
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO QUE INCLUYE GUARNICIONES Y BANQUETAS CALLE CANDIDO DONATO PADUA, EN EL MUNICIPIO DE CHINAMECA, EN EL ESTADO DE VERACRUZ	1,073,291
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO Y REHABILITACIÓN DE DRENAJE SANITARIO Y REHABILITACIÓN DE LÍNEA DE AGUA POTABLE CALLE INDEPENDENCIA, EN EL MUNICIPIO DE MECAYAPAN, EN EL ESTADO DE VERACRUZ	1,654,852
CONSTRUCCIÓN DE PAVIMENTO HIDRAULICO, CALLE FRANCISCO MARES, SANTA MARIA DE GALLARDO., EN EL MUNICIPIO DE AGUASCALIENTES, EN EL ESTADO DE AGUASCALIENTES	800,000
CONSTRUCCIÓN DE PAVIMENTO HIDRAULICO, CALLE INDEPENDENCIA, SANTA MARIA DE GALLARDO., EN EL MUNICIPIO DE AGUASCALIENTES, EN EL ESTADO DE AGUASCALIENTES	1,350,000
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO, GUARNICIONES Y BANQUETAS EN CALLE GUAYABAL , EN EL MUNICIPIO DE NACAJUCA, EN EL ESTADO DE TABASCO	1,049,059
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO, GUARNICIONES Y BANQUETAS, EN EL ANDADOR BAMBÚ, CERRADA LOS LÓPEZ Y CALLE ANTONIO ORTIZ HERNÁNDEZ, EN EL MUNICIPIO DE CENTRO, EN EL ESTADO DE TABASCO	3,200,000
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO, GUARNICIONES, BANQUETAS, DRENAJE Y AGUA POTABLE EN LA CALLE FRONTERA, CÁRDENAS, TABASCO	8,162,043
CONSTRUCCIÓN DE PAVIMENTO MIXTO EN CALLE PRINCIPAL DE LA LOCALIDAD DE PARANGÜITIRO EN TINGAMBATO, MICHOACÁN	3,230,826
CONSTRUCCIÓN DE PLANTA DE TRATAMIENTO DE AGUAS RESIDUALES EN EL MUNICIPIO DE CUAPIAXTLA, TLAXCALA	18,800,000
CONSTRUCCION DE PLAZA PUBLICA EN CALLE COLIMA COMUNIDAD LOS FIERROS , EN EL MUNICIPIO DE SANTIAGO, EN EL ESTADO DE NUEVO LEÓN	1,000,000
CONSTRUCCION DE PLAZA PUBLICA EN LA LOCALIDAD DE NORIA DE LOS GRINGOS, EN EL MUNICIPIO DE MORELOS, EN EL ESTADO DE ZACATECAS	2,500,000
CONSTRUCCIÓN DE PLAZUELA EN LA COMUNIDAD LEOPPOLDO SÁNCHEZ CELIS (GATO LARA), EN EL MUNICIPIO DE ANGOSTURA, EN EL ESTADO DE SINALOA	1,680,000
CONSTRUCCIÓN DE POLIDEPORTIVO EN EL BACHILLERATO OCTAVIO PAZ DE TACOPAN, ATEMPAN, PUEBLA	2,000,000
CONSTRUCCIÓN DE POZOS DE ABSORCIÓN, BENITO JUÁREZ, QUINTANA ROO 2DA ETAPA	8,800,000
CONSTRUCCIÓN DE PUENTE EN CHIAPA- OCOTILLO, EN EL MUNICIPIO DE CUAUHTÉMOC, EN EL ESTADO DE COLIMA	7,000,000
CONSTRUCCIÓN DE PUENTE EN LA COMUNIDAD DE LOS ARCOS, CALVILLO, AGUASCALIENTES	2,730,000
CONSTRUCCIÓN DE PUENTE MIXTO "EL CAPRICHO", CAMINO: EJ. CHICOZAPOTE - EL CAPRICHO KM 5+300, UBICADO EN EL MUNICIPIO DE CÁRDENAS, TABASCO.	3,713,703

CONSTRUCCIÓN DE PUENTE MIXTO EN EL CAMINO BENITO JUÁREZ-AQUILES SERDÁN-EL CONGO KM 4+010,UBICADO EN EL MUNICIPIO DE MACUSPANA, TABASCO.	3,815,488
CONSTRUCCIÓN DE PUENTE MIXTO, E.C. (E. ZAPATA - TENOSIQUE KM 21+400) POCVICUC- LA CONCEPCIÓN, KM 9+700, UBICADO EN EL MUNICIPIO DE EMILIANO ZAPATA, TABASCO	5,988,488
CONSTRUCCIÓN DE PUENTE SAN PABLO HIDALGO, TLALTIZAPÁN DE ZAPATA, MORELOS	19,000,000
CONSTRUCCIÓN DE PUENTE VEHICULAR (COMUNIDAD HACIENDA NUEVA), EN EL MUNICIPIO DE MORELOS, EN EL ESTADO DE ZACATECAS	3,500,000
CONSTRUCCIÓN DE PUENTE VEHICULAR EN EL FRESNO- LA OREJANA, EN EL MUNICIPIO DE TZITZIO, EN EL ESTADO DE MICHOACÁN	5,852,000
CONSTRUCCIÓN DE PUENTE VEHICULAR EN EL MUNICIPIO DE HUASCA DE OCAMPO, HIDALGO	27,903,900
CONSTRUCCIÓN DE PUENTE VEHICULAR IGNACIO ZARAGOZA DE LA COMUNIDAD DE HUITCHILA, EN EL MUNICIPIO DE TEPALCINGO, EN EL ESTADO DE MORELOS	1,000,000
CONSTRUCCION DE RASTRO MUNICIPAL PRIMERA ETAPA, EN EL MUNICIPIO DE SENGUIO, EN EL ESTADO DE MICHOACÁN	1,200,000
CONSTRUCCIÓN DE RASTRO TIPO TIF DEL MUNICIPIO DE CENTRO EN EL ESTADO DE TABASCO	2,500,000
CONSTRUCCIÓN DE RED DE DRENAJE SANITARIO, RED DE AGUA POTABLE, CONSTRUCCIÓN DE BANQUETAS Y CONSTRUCCION DE CALLE DE CONCRETO, EN EL MUNICIPIO DE SAN MIGUEL EL ALTO, EN EL ESTADO DE JALISCO	2,395,000
CONSTRUCCIÓN DE SALÓN COMUNITARIO EN LA UNIDAD DEPORTIVA DE CORONEO, GUANAJUATO	1,200,000
CONSTRUCCIÓN DE SALÓN DE USOS MÚLTIPLES EN EL BACHILLERATO "LUIS CORDOVA REYES" EN LA COMUNIDAD DE ALCOMUNGA EN EL MUNICIPIO DE AJALPAN EN EL ESTADO DE PUEBLA	1,900,000
CONSTRUCCIÓN DE SALÓN DE USOS MULTIPLES EN LA COLONIA VISTA HERMOSA, EN EL MUNICIPIO DE TEHUACÁN, EN EL ESTADO DE PUEBLA	1,000,000
CONSTRUCCIÓN DE SALÓN DE USOS MULTIPLES EN LA LOCALIDAD DE TEHUACÁN EN EL ESTADO DE PUEBLA	2,000,000
CONSTRUCCION DE SERVICIO SANITARIO EN TELESECUNDARIA 641, EN LA LOCALIDAD DE PAÑUELAS, EN EL MUNICIPIO DE SAN DIEGO DE LA UNIÓN, EN EL ESTADO DE GUANAJUATO	810,000
CONSTRUCCIÓN DE SISTEMA DE ALCANTARILLADO SANITARIO Y LÍNEA MADRINA (1RA. ETAPA) DE LAS COLONIAS OBRERA, EJIDO BAJÍO 1RA. Y 2DA. EN CÁRDENAS, TABASCO	42,842,707
CONSTRUCCION DE TECHADO DE CANCHA DE USOS MULTIPLES EN PRIMARIA FRANCISCO I. MADERO, CLAVE 21DPR2427Z, DE LA LOCALIDAD DE ICZOTITLA, EN EL MUNICIPIO DE NAUPAN, EN EL ESTADO DE PUEBLA	1,000,000
CONSTRUCCIÓN DE TECHADO EN BTIS EN LA LOCALIDAD DE TEPEXI DE RODRÍGUEZ EN EL ESTADO DE PUEBLA	5,000,000
CONSTRUCCION DE TECHADO EN CANCHA DE USOS MÚLTIPLES EN LOCALIDAD LA GUADALUPE, EN TRES VALLES, VERACRUZ	600,000
CONSTRUCCION DE TECHADO EN CANCHA DE USOS MÚLTIPLES EN LOCALIDAD NUEVO MONDONGO EN TRES VALLES, VERACRUZ	600,000
CONSTRUCCION DE TECHADO EN CANCHA DE USOS MÚLTIPLES EN LOCALIDAD POBLADO TRES, EN TRES VALLES, VERACRUZ	600,000
CONSTRUCCIÓN DE TECHADO EN CANCHA DE USOS MULTIPLES, CHICHONAL, MUNICIPIO DE JUÁREZ, CHIAPAS	1,400,000
CONSTRUCCIÓN DE TECHADO EN CANCHA DE USOS MULTIPLES, EJIDO SAN PEDRO, MUNICIPIO DE SUNUAPA, CHIAPAS	1,400,000
CONSTRUCCIÓN DE TECHADO EN CANCHA DE USOS MULTIPLES, LOCALIDAD DE ANTONIO LEÓN, MUNICIPIO DE OSTUACÁN, CHIAPAS	2,000,000
CONSTRUCCIÓN DE TECHADO EN CANCHA DE USOS MULTIPLES, LOCALIDAD DE XOCHIMILCO VIEJO, MUNICIPIO DE OSTUACÁN, CHIAPAS	2,000,000
CONSTRUCCION DE TECHADO EN EL JARDIN DE NIÑOS BELISARIO DOMINGUEZ DE LA LOCALIDAD DE TEZHUATEPEC, MUNICIPIO DE ATEMPAN, PUEBLA	500,000
CONSTRUCCIÓN DE TECHADO EN EL PREESCOLAR GUADALUPE VICTORIA DE LA LOCALIDAD DE ATZALAN, EN EL MUNICIPIO DE ATEMPAN, EN EL ESTADO DE PUEBLA	526,640
CONSTRUCCIÓN DE TECHADO EN EL PREESCOLAR NIÑO ARTILLERO DE LA LOCALIDAD DE ATZALAN, EN EL MUNICIPIO DE ATEMPAN, EN EL ESTADO DE PUEBLA	320,160
CONSTRUCCIÓN DE TECHADO EN LA ESCUELA TELESECUNDARIA JUAN ESCUTIA, DE LA LOCALIDAD DE ATZALAN, MUNICIPIO DE ATEMPAN, EN EL ESTADO DE PUEBLA	1,514,960
CONSTRUCCIÓN DE TECHADO EN LA LOCALIDAD DEL PROGRESO, EN EL MUNICIPIO DE TEPEXI DE RODRÍGUEZ, EN EL ESTADO DE PUEBLA	800,000
CONSTRUCCIÓN DE TECHADO EN LA PLAZA PRINCIPAL DE LA PRESIDENCIA AUXILIAR DE SANTA LUCÍA COSAMALOAPAN, ATLIXCO EN EL ESTADO DE PUEBLA	1,083,766
CONSTRUCCIÓN DE TECHADO EN PLAZA CIVICA DE LA TELESECUNDARIA "ANA MARIA GALLAGA" CCT 21ETV0525L EN LA LOCALIDAD DE AYOXUXTLA DE ZAPATA, EN EL MUNICIPIO DE HUEHUETLÁN EL CHICO, EN EL ESTADO DE PUEBLA	1,900,000

CONSTRUCCIÓN DE TECHADO EN PRIMARIA DE LA LOCALIDAD CAÑADA DE GARCÍA (CUARTEL CAÑADA) DEL MUNICIPIO EPITACIO HUERTA, MICHOACÁN	649,895
CONSTRUCCIÓN DE TECHADO EN PRIMARIA DE LA LOCALIDAD DE YEREJE CANTERAS, EN EPITACIO HUERTA, EN MICHOACÁN	645,548
CONSTRUCCIÓN DE TECHADO EN PRIMARIA DE LA LOCALIDAD SANTA GENOVEVA (CUARTEL DE GUERRERO) EN EPITACIO HUERTA, MICHOACÁN	630,000
CONSTRUCCIÓN DE TECHADO EN PRIMARIA DE LA LOCALIDAD YEREJE CABEZAS EN EPITACIO HUERTA, MICHOACÁN	638,989
CONSTRUCCION DE TECHADO PARA MERCADO EN COLONIA NUEVO RENACIMIENTO 2000, PRIMERA ETAPA EN EL MUNICIPIO DE GUTIÉRREZ ZAMORA, VERACRUZ	1,472,651
CONSTRUCCION DE TECHADO PARA MERCADO RURAL EN COMUNIDAD ANCLON Y ARENAL, PRIMERA ETAPA EN EL MUNICIPIO DE GUTIÉRREZ ZAMORA, VERACRUZ	1,231,458
CONSTRUCCIÓN DE TECHADO TIPO DOMO EN ESCUELA PRIMARIA ROTARIA CUAUHTÉMOC, EN EL MUNICIPIO DE LA CRUZ, EN EL ESTADO DE CHIHUAHUA	1,006,248
CONSTRUCCIÓN DE TECHADOS , EN EL MUNICIPIO DE TUXTLA CHICO, EN EL ESTADO DE CHIAPAS	2,900,000
CONSTRUCCIÓN DE TECHUMBRE DE CANCHA DE USOS MÚLTIPLES EN BARRIO SAN RAMÓN SAN PABLO, TOLIMÁN, EN QUERÉTARO	860,000
CONSTRUCCIÓN DE TECHUMBRE DE EN ESCUELA PRIMARIA RUR. FED. EMILIANO ZAPATA DEL EJ. EL LUCERO, EN EL MUNICIPIO DE ALDAMA, EN EL ESTADO DE TAMAULIPAS	1,443,003
CONSTRUCCIÓN DE TECHUMBRE DE LA ESCUELA PRIMARIA DEL RODEO, COENEO, MICHOACÁN	1,029,000
CONSTRUCCIÓN DE TECHUMBRE DE LA ESCUELA TELESECUNDARIA "JOSEFA ORTÍZ DE DOMÍNGUEZ" EN LA LOCALIDAD DE PASO REAL, PERTENECIENTE AL MUNICIPIO DE HUEYAPAN, PUEBLA	1,800,000
CONSTRUCCION DE TECHUMBRE EN "ESCUELA MEDIA SUPERIOR UG" PLANTEL SAN LUIS DE LA PAZ EN EL ESTADO DE GUANAJUATO	2,000,000
CONSTRUCCION DE TECHUMBRE EN AREA CIVICA DE ESCUELA PRIMARIA RURAL FRANCISCO I MADERO COL. PUEBLO NUEVO, TLALTIZAPÁN, MORELOS.	2,512,049
CONSTRUCCIÓN DE TECHUMBRE EN ÁREA DE IMPARTICIÓN DE EDUCACIÓN FÍSICA EN LA ESCUELA PRIMARIA JOSÉ C. PENICHE FAJARDO, EN EL MUNICIPIO DE ACANCEH, EN EL ESTADO DE YUCATÁN	1,795,000
CONSTRUCCIÓN DE TECHUMBRE EN ÁREA DE IMPARTICIÓN DE EDUCACIÓN FÍSICA EN LA ESCUELA PRIMARIA JULIAN CARRILLO, EN EL MUNICIPIO DE ACANCEH, EN EL ESTADO DE YUCATÁN	1,824,632
CONSTRUCCIÓN DE TECHUMBRE EN ÁREA DE IMPARTICIÓN DE EDUCACIÓN FÍSICA EN LA ESCUELA PRIMARIA PRIMITIVO RUBIO AVILA , EN EL MUNICIPIO DE ACANCEH, EN EL ESTADO DE YUCATÁN	1,800,000
CONSTRUCCIÓN DE TECHUMBRE EN CANCHA DE FUTBOL RÁPIDO DE LA COLONIA EL CAMPANARIO DE LA CIUDAD DE EMILIANO ZAPATA (INCLUYE OBRAS COMPLEMENTARIAS) EN EL ESTADO DE TABASCO	2,500,000
CONSTRUCCION DE TECHUMBRE EN CANCHA DE USOS MULTIPLES DE LA PRIMARIA "16 DE SEPTIEMBRE", EN LA LOCVALIDAD DEL ROSARITO, EN EL MUNICIPIO DE SAN DIEGO DE LA UNIÓN, EN EL ESTADO DE GUANAJUATO	1,500,000
CONSTRUCCION DE TECHUMBRE EN CANCHA DE USOS MULTIPLES EN ESCUELA PRIMARIA "LEANDRO VALLE" , EN EL MUNICIPIO DE SAN SALVADOR, EN EL ESTADO DE HIDALGO	1,391,762
CONSTRUCCIÓN DE TECHUMBRE EN CANCHA DE USOS MULTIPLES EN LA ESC. PRIM. ARTURO PENICHE, LOC OLINTEPEC, EN EL MUNICIPIO DE AYALA, EN EL ESTADO DE MORELOS	1,500,000
CONSTRUCCIÓN DE TECHUMBRE EN CANCHA DE USOS MÚLTIPLES EN LA ESCUELA TELESECUNDARIA NO. 755 "EL CASIU", EN EL MUNICIPIO DE TENANGO DE DORIA, EN EL ESTADO DE HIDALGO	866,319
CONSTRUCCIÓN DE TECHUMBRE EN CANCHA DE USOS MÚLTIPLES PRIMARIA NICOLAS BRAVO, TEMIXCO, MORELOS.	2,600,000
CONSTRUCCION DE TECHUMBRE EN CANCHA DE USOS MULTIPLES, EN LA LOCALIDAD DEL TORO, EN EL MUNICIPIO DE ATARJEA, EN EL ESTADO DE GUANAJUATO	1,800,000
CONSTRUCCIÓN DE TECHUMBRE EN CANCHAS DE USOS MÚLTIPLES EN LA ESCUELA SECUNDARIA TÉCNICA # 49, EN EL MUNICIPIO DE CENTRO, TABASCO	1,803,238
CONSTRUCCIÓN DE TECHUMBRE EN EL COLEGIO DE BACHILLERES DE SAN PEDRO CARHO, CABECERA MUNICIPAL VENUSTIANO CARRANZA, MICHOACÁN	500,000
CONSTRUCCIÓN DE TECHUMBRE EN EL MUNICIPIO RINCÓN DE ROMOS, EN EL ESTADO DE AGUASCALIENTES	850,000
CONSTRUCCIÓN DE TECHUMBRE EN EL PATIO CÍVICO DEL JARDÍN DE NIÑOS FERNANDO MONTEZ DE OCA EN LA LOCALIDAD DEL EJIDO SAN MIGUEL EL ALTO, MARAVATÍO, MICHOACÁN	579,878
CONSTRUCCIÓN DE TECHUMBRE EN ESCUELA BERTHA ELIA GONZALEZ FLORES, EN EL MUNICIPIO DE RÍO BRAVO, EN EL ESTADO DE TAMAULIPAS	566,153
CONSTRUCCIÓN DE TECHUMBRE EN ESCUELA BERTHA VON GLUMER, EN EL MUNICIPIO DE RÍO BRAVO, EN EL ESTADO DE TAMAULIPAS	566,153
CONSTRUCCIÓN DE TECHUMBRE EN ESCUELA CAM NUEVO PROGRESO, EN EL MUNICIPIO DE RÍO BRAVO, EN EL ESTADO DE TAMAULIPAS	566,153
CONSTRUCCIÓN DE TECHUMBRE EN ESCUELA CAM RÍO BRAVO, EN TAMAULIPAS	566,153
CONSTRUCCIÓN DE TECHUMBRE EN ESCUELA FRANCISCO T. TREVIÑO, EN EL MUNICIPIO DE RÍO BRAVO, EN EL ESTADO DE TAMAULIPAS	566,153

CONSTRUCCIÓN DE TECHUMBRE EN ESCUELA JUSTO SIERRA, EN EL MUNICIPIO DE RÍO BRAVO, EN EL ESTADO DE TAMAULIPAS	566,153
CONSTRUCCIÓN DE TECHUMBRE EN ESCUELA PRIMARIA ERÉNDIRA, EN EL MUNICIPIO DE CHARO, EN EL ESTADO DE MICHOACÁN	1,014,286
CONSTRUCCIÓN DE TECHUMBRE EN ESCUELA PRIMARIA FEDERAL NARCISO MENDOZA, LOC COLONIA SAN FRANCISCO, ATLATLAHUCAN, MORELOS.	1,375,478
CONSTRUCCIÓN DE TECHUMBRE EN ESCUELA PRIMARIA FRANCISCO I. MADERO, EN EL MUNICIPIO DE CHARO, EN EL ESTADO DE MICHOACÁN	1,103,888
CONSTRUCCIÓN DE TECHUMBRE EN ESCUELA PRIMARIA JOSÉ MARIA VASCONCELOS, EN EL MUNICIPIO DE CHARO, EN EL ESTADO DE MICHOACÁN	1,049,483
CONSTRUCCIÓN DE TECHUMBRE EN ESCUELA PRIMARIA PROFESOR RAFAEL RAMÍREZ, EN RA. ACACHAPAN Y COLMENA 2DA SECCIÓN, MUNICIPIO DE CENTRO, TABASCO	1,200,000
CONSTRUCCION DE TECHUMBRE EN ESCUELA PRIMARIA"GREGORIO TORRES QUINTERO", EN EL MUNICIPIO DE JARAL DE PROGRESO, EN EL MUNICIPIO DE JARAL DEL PROGRESO, EN EL ESTADO DE GUANAJUATO	1,500,000
CONSTRUCCIÓN DE TECHUMBRE EN ESCUELA PRIMARIA, LOCALIDAD EL PALMAR, EN EL MUNICIPIO DE CHARO, EN EL ESTADO DE MICHOACÁN	1,082,564
CONSTRUCCIÓN DE TECHUMBRE EN ESCUELA TELESECUNDARIA 505 "EL NANTHE", EN EL MUNICIPIO DE TENANGO DE DORIA, EN EL ESTADO DE HIDALGO	1,048,918
CONSTRUCCION DE TECHUMBRE EN ESCUELA TELESECUNDARIA ING. CESAR USCANGA USCANGA, CLAVE: 17DTV0133M2, TLACOTEPEC, ZACUALPAN DE AMILPAS, MORELOS.	1,279,455
CONSTRUCCIÓN DE TECHUMBRE EN ESCUELA TELESECUNDARIA NO. 504 (LOCALIDAD SAN JOSÉ DEL VALLE), EN EL MUNICIPIO DE TENANGO DE DORIA, EN EL ESTADO DE HIDALGO	1,174,754
CONSTRUCCIÓN DE TECHUMBRE EN FORO AL AIRE LIBRE SOLIDARIDAD 1, EN EL MUNICIPIO DE RINCÓN DE ROMOS, EN EL ESTADO DE AGUASCALIENTES	850,000
CONSTRUCCIÓN DE TECHUMBRE EN JARDÍN DE NIÑOS " VIOLETA TRUJILLO CÁRDENAS " DE LA COLONIA MIGUEL HIDALGO, MUNICIPIO DE CENTRO, TABASCO.	1,800,000
CONSTRUCCIÓN DE TECHUMBRE EN JARDÍN DE NIÑOS EN LA COLONIA GAVIOTAS SUR, MUNICIPIO DE CENTRO, TABASCO.	1,800,000
CONSTRUCCIÓN DE TECHUMBRE EN JARDÍN DE NIÑOS GARIBALDI, LOCALIDAD DE BUENAVISTA, EN EL MUNICIPIO DE AYALA, EN EL ESTADO DE MORELOS	1,698,001
CONSTRUCCIÓN DE TECHUMBRE EN JARDÍN DE NIÑOS XOCHICALCO, EN EL MUNICIPIO DE MIACATLÁN, EN EL ESTADO DE MORELOS	2,300,000
CONSTRUCCIÓN DE TECHUMBRE EN LA CANCHA DE BÁSQUET BOL DEL CAMPO DEPORTIVO DE LA CABECERA MUNICIPAL, EN EL MUNICIPIO DE APORO, EN EL ESTADO DE MICHOACÁN	1,182,307
CONSTRUCCIÓN DE TECHUMBRE EN LA CANCHA DE USOS MÚLTIPLES DE LA ESCUELA PRIMARIA, EN EL MUNICIPIO DE CHARO, EN EL ESTADO DE MICHOACÁN	702,015
CONSTRUCCIÓN DE TECHUMBRE EN LA CANCHA DE USOS MÚLTIPLES DE LA LOCALIDAD BENITO JUÁREZ, AYALA, MORELOS.	2,340,455
CONSTRUCCIÓN DE TECHUMBRE EN LA CANCHA DE USOS MÚLTIPLES EN ESCUELA TELESECUNDARIA LEYES DE REFORMA, CLAVE: 17DTV0061J, LOCALIDAD SAN VICENTE DE JUÁREZ, AYALA, MORELOS.	2,507,630
CONSTRUCCIÓN DE TECHUMBRE EN LA CANCHA DE USOS MÚLTIPLES EN LA ESCUELA TELESECUNDARIA FRANCISCO VILLA, CLAVE, COL. FRANCISCO VILLA, XOCHITEPEC, MORELOS.	1,754,600
CONSTRUCCIÓN DE TECHUMBRE EN LA CANCHA DE USOS MÚLTIPLES EN LA LOCALIDAD DE CURIMEO DE LA REFORMA, MUNICIPIO DE PANINDÍCUARO, MICHOACÁN	800,000
CONSTRUCCIÓN DE TECHUMBRE EN LA CANCHA DE USOS MÚLTIPLES EN TELESECUNDARIA BENITO JUÁREZ, LOC. AMILCINGO, TEMOAC, MORELOS.	2,700,000
CONSTRUCCIÓN DE TECHUMBRE EN LA CANCHA DEL PARQUE LÁZARO CÁRDENAS, COL. ATASTA DE SERRA, MUNICIPIO DE CENTRO, TABASCO.	1,200,000
CONSTRUCCION DE TECHUMBRE EN LA ECUELA PRIMARIA JOSEFA ORTIZ DE DOMINGUEZ EN LA LOCALIDA DE LA LOBERA, EN EL MUNICIPIO DE SANTA ANA MAYA, EN EL ESTADO DE MICHOACÁN	700,000
CONSTRUCCION DE TECHUMBRE EN LA ESCUELA PRIMARIA "BANDERA NACIONAL", EN LA LOCALIDAD DE SANTO TOMAS , EN EL MUNICIPIO DE HOSTOTIPAQUILLO, EN EL ESTADO DE JALISCO	1,131,025
CONSTRUCCIÓN DE TECHUMBRE EN LA ESCUELA PRIMARIA "FRANCISCO I. MADERO" (LOCALIDAD: EL PROGRESO), EN EL MUNICIPIO DE TENANGO DE DORIA, EN EL ESTADO DE HIDALGO	1,215,963
CONSTRUCCIÓN DE TECHUMBRE EN LA ESCUELA SECUNDARÍA TÉCNICA 26, EN EL MUNICIPIO DE TETELA DEL VOLCÁN, EN EL ESTADO DE MORELOS	1,589,602
CONSTRUCCIÓN DE TECHUMBRE EN LA PLAZA PRINCIPAL DE LA LOCALIDAD DE LA TICLA EN MUNICIPIO DE AQUILA, MICHOACÁN	1,146,327
CONSTRUCCION DE TECHUMBRE EN PATIO CIVICO EN LA ESCUELA PRIMARIA "IGNACIO L. VALLARTA", CABECERA MUNICIPAL, EN EL MUNICIPIO DE HOSTOTIPAQUILLO, EN EL ESTADO DE JALISCO	1,131,025
CONSTRUCCIÓN DE TECHUMBRE EN PATIO DE LA ESCUELA SECUNDARIA TÉCNICA NUMERO 130 DE LA COMUNIDAD DEL MALUCO, ANGAMACUTIRO, MICHOACÁN	700,000
CONSTRUCCION DE TECHUMBRE EN SECUNDARIA TÉCNICA NUM. 35, EN EL MUNICIPIO DE JARAL DEL PROGRESO EN EL ESTADO DE GUANAJUATO	1,500,000

CONSTRUCCIÓN DE TECHUMBRE JARDIN ESTANCIA DE CHORA, EN EL MUNICIPIO DE RINCÓN DE ROMOS, EN EL ESTADO DE AGUASCALIENTES	850,000
CONSTRUCCIÓN DE TECHUMBRE METÁLICA DE 10 X 20 MTS. EN EL JARDÍN DE NIÑOS PROF. LILIA RODRÍGUEZ RODRÍGUEZ EN EL MUNICIPIO DE VALLE HERMOSO TAMAULIPAS	624,416
CONSTRUCCIÓN DE TECHUMBRE METÁLICA DE 10 X 30 MTS. EN EL CENDI ROSALINDA GUERRERO GAMBOA EN EL MUNICIPIO DE VALLE HERMOSO TAMAULIPAS	1,016,919
CONSTRUCCIÓN DE TECHUMBRE METÁLICA DE 16 X 18 MTS. EN LA ESCUELA PRIMARIA LEONA VICARIO EN EL MUNICIPIO DE VALLE HERMOSO TAMAULIPAS	810,779
CONSTRUCCIÓN DE TECHUMBRE METÁLICA DE 16.80 X 31.80 MTS. EN LA ESCUELA PRIMARIA SAÚL AGUILAR AMADOR EN EL MUNICIPIO DE VALLE HERMOSO TAMAULIPAS	1,639,930
CONSTRUCCIÓN DE TECHUMBRE METÁLICA DE 32 X 19 MTS. EN CANCHA DE CBTA EN CABECERA MUNICIPAL, EN EL MUNICIPIO DE OCAMPO, EN EL ESTADO DE TAMAULIPAS	1,443,003
CONSTRUCCIÓN DE TECHUMBRE METÁLICA EN ESCUELA SECUNDARIA NO. 2 PROF. JESUS M. CAMPOS, EN EL MUNICIPIO DE CADEREYTA JIMÉNEZ, EN EL ESTADO DE NUEVO LEÓN	1,090,950
CONSTRUCCIÓN DE TECHUMBRE POLIDEPORTIVO LA MEXQUITERA, EN EL MUNICIPIO DE RINCÓN DE ROMOS, EN EL ESTADO DE AGUASCALIENTES	850,000
CONSTRUCCIÓN DE TECHUMBRE UNIDAD DEPORTIVA MIGUEL HIDALGO 1, EN EL MUNICIPIO DE RINCÓN DE ROMOS, EN EL ESTADO DE AGUASCALIENTES	850,000
CONSTRUCCION DE TECHUMBRE Y PAVIMENTACIÓN EN ESCUELA ROBERTO ARELLANO CABRALES, EN EL MUNICIPIO DE RÍO BRAVO, EN EL ESTADO DE TAMAULIPAS	746,000
CONSTRUCCIÓN DE TECHUMBRE Y PAVIMENTACIÓN EN ESCUELA VIRGILIO RUANO MORENO, EN EL MUNICIPIO DE RÍO BRAVO, EN EL ESTADO DE TAMAULIPAS	746,000
CONSTRUCCIÓN DE TECHUMBRE Y REHABILITACIÓN DE CANCHA DE BASQUETBOL DE LA ESCUELA PRIMARIA DE LA CIENEGUITA, COENEO, MICHOACÁN	1,350,000
CONSTRUCCIÓN DE TECHUMBRE Y REHABILITACIÓN DE LA CANCHA DE LA LOCALIDAD DE PATAMBAN EN TANGANCÍCUARO, MICHOACÁN	2,298,999
CONSTRUCCIÓN DE TECHUMBRE, EN EL MUNICIPIO DE TEPETLIXPA, EN EL ESTADO DE MÉXICO	2,000,000
CONSTRUCCIÓN DE TECHUMBRES EN ANDENES DE LA PLAZA 12 DE OCTUBRE EN TETELCINGO, CUAUTLA, MORELOS	20,999,907
CONSTRUCCIÓN DE UN TANQUE DE ALAMACENAMIENTO DE AGUA POTABLE EN EL MUNICIPIO DEL TULE, CHIHUAHUA	3,000,000
CONSTRUCCIÓN DE UNA AULA EN ESCUELA PRIMARIA "NIÑOS HÉROES DE CHAPULTEPEC" UBICADA EN AVENIDA NIÑOS HÉROES S/N, COL. XOLOXTLA, CON CLAVE:30EPR0133G, EN EL MUNICIPIO DE XALAPA, EN EL ESTADO DE VERACRUZ	500,000
CONSTRUCCIÓN DE UNIDAD ADMINISTRATIVA PARA LA JUNTA AUXILIAR DE TACOPAN DEL MUNICIPIO DE ATEMPAN, PUEBLA	4,000,000
CONSTRUCCIÓN DE UNIDAD DEPORTIVA DE ARANZA, EN EL MUNICIPIO DE PARACHO, EN EL ESTADO DE MICHOACÁN	2,845,213
CONSTRUCCIÓN DE UNIDAD DEPORTIVA EN BODO NORTE, CORONEO, GUANAJUATO	5,000,000
CONSTRUCCIÓN DE UNIDAD DEPORTIVA EN LA COLONIA HUEXOTITLA EN EL MUNICIPIO DE SAN FELIPE ORIZATLÁN, HIDALGO	3,000,000
CONSTRUCCIÓN DE UNIDAD DEPORTIVA TEHUIXTLA 2DA ETAPA, EN EL MUNICIPIO DE JOJUTLA, EN EL ESTADO DE MORELOS	5,000,000
CONSTRUCCIÓN DE UNIDAD DEPORTIVA TLATENCHI, EN EL MUNICIPIO DE JOJUTLA, EN EL ESTADO DE MORELOS	2,051,034
CONSTRUCCION DE VARIAS CALLES EN CAMARGO, EN EL MUNICIPIO DE PEÑAMILLER, EN EL ESTADO DE QUERÉTARO	1,000,000
CONSTRUCCIÓN DE VELARIA CBTA 40 VILLA JUÁREZ, EN EL MUNICIPIO DE ASIENTOS, EN EL ESTADO DE AGUASCALIENTES	2,000,000
CONSTRUCCIÓN DE VELARIA EN ESCUELA SECUNDARIA TECNICA 15 LOCALIDAD DE LAS FRAGUAS, EN EL MUNICIPIO DE ASIENTOS, EN EL ESTADO DE AGUASCALIENTES	1,500,000
CONSTRUCCIÓN DE VELARIA ESCUELA SECUNDARIATECNICA 16, EN EL MUNICIPIO DE ASIENTOS, EN EL ESTADO DE AGUASCALIENTES	1,500,000
CONSTRUCCIÓN DE VIALIDADES CON CONCRETO HIDRÁULICO EN LA ZONA DE LA MESA COLORADA (SEGUNDA ETAPA), EN EL MUNICIPIO DE ZAPOPAN, JALISCO.	11,225,000
CONSTRUCCIÓN DE VIALIDADES CON CONCRETO HIDRÁULICO EN LA ZONA DE SAN JUAN DE OCOTÁN (SEGUNDA ETAPA), EN EL MUNICIPIO DE ZAPOPAN, JALISCO.	10,000,000
CONSTRUCCIÓN DE VIALIDADES CON CONCRETO HIDRÁULICO EN LA ZONA DE SANTA MARGARITA (SEGUNDA ETAPA), EN EL MUNICIPIO DE ZAPOPAN, JALISCO.	20,000,000
CONSTRUCCION DEL CAMINO ENTRONQUE CARRETERA MAZAPIL/NIEVES - EL NUEVO VERGEL, EN EL MUNICIPIO DE MORELOS, EN EL ESTADO DE ZACATECAS	11,358,928
CONSTRUCCIÓN DEL CENTRO DE DESARROLLO INDIGENA DE PUXCATÁN (1ERA. ETAPA), EN EL MUNICIPIO DE TACOTALPA, EN EL ESTADO DE TABASCO	3,000,000
CONSTRUCCIÓN DEL CENTRO DE INFORMACIÓN (MÓDULO 1), SEDE SAN CARLOS, CAMPUS LEÓN DE LA	15,000,000

UNIVERSIDAD DE GUANAJUATO	
CONSTRUCCIÓN DEL CENTRO DE OPERACIONES DE SEGURIDAD PÚBLICA EN LA CABECERA MUNICIPAL DE TLAJOMULCO DE ZÚÑIGA, JALISCO.	19,500,000
CONSTRUCCIÓN DEL CIRCUITO VIAL PONIENTE, MUNICIPIO DE JANTETELCO, MORELOS	13,000,000
CONSTRUCCION DEL DEPORTIVO "CENTENARIO DE LA CONSTITUCION", COL.16 DE SEPTIEMBRE, EN EL MUNICIPIO DE JUÁREZ, EN EL ESTADO DE CHIHUAHUA	16,390,000
CONSTRUCCIÓN DEL EDIFICIO DE POSTGRADOS DE LA FACULTAD DE CONTADURÍA Y CIENCIAS ADMINISTRATIVAS EN LA UNIVERSIDAD MICHOACANA DE SAN NICOLÁS DE HIDALGO, EN EL MUNICIPIO DE MORELIA, EN EL ESTADO DE MICHOACÁN	9,945,260
CONSTRUCCIÓN DEL ESTADIO DE BEISBOL ETAPA I EN EL MUNICIPIO DE SAN FRANCISCO DE CONCHOS, CHIHUAHUA	2,500,000
CONSTRUCCIÓN DEL LIBRAMIENTO DE CHERÁN, EN EL MUNICIPIO DE CHERÁN, EN EL ESTADO DE MICHOACÁN	4,897,522
CONSTRUCCIÓN DEL PASEO HIDALGO-MIRADOR 1ERA ETAPA, EN EL MUNICIPIO DE ENSENADA, EN EL ESTADO DE BAJA CALIFORNIA	10,294,854
CONSTRUCCIÓN DEL TECHADO DE LA PLAZA CÍVICA DEL JARDÍN DE NIÑOS "BENITO JUÁREZ", DE LA LOCALIDAD DE LA PAZ, EN EL MUNICIPIO DE SANTA INÉS DE ZARAGOZA, OAXACA	600,000
CONSTRUCCIÓN UNIDAD DEPORTIVA TUZANTLA (PRIMERA ETAPA), MICHOACÁN	3,564,405
CONSTRUCCIÓN Y EQUIPAMIENTO DE AULA DIDÁCTICA EN TELEBACHILLERATO 008, EN EL MUNICIPIO DE PALMILLAS, EN EL ESTADO DE TAMAULIPAS	788,242
CONSTRUCCION Y EQUIPAMIENTO DE AULA DIDÁCTICA EN TELESECUNDARIA MIGUEL HIDALGO , EN EL MUNICIPIO DE PALMILLAS, EN EL ESTADO DE TAMAULIPAS	788,242
CONSTRUCCIÓN Y EQUIPAMIENTO DE CUARTO PARA TANQUE TERAPÉUTICO PARA LA UNIDAD BÁSICA DE REHABILITACIÓN "ALINA TREVOR", EN EL MUNICIPIO DE CABORCA, EN EL ESTADO DE SONORA	3,095,434
CONSTRUCCIÓN Y EQUIPAMIENTO DE PLAZA CÍVICA Y ANDADOR PEATONAL EN PUERTO MORELOS, QUINTANA ROO.	27,500,000
CONSTRUCCIÓN Y EQUIPAMIENTO DE POZO PROFUNDO EN LA COLONIA LLANO CHICO, EN EL MUNICIPIO DE SAN MARTÍN HIDALGO, JALISCO.	2,500,000
CONSTRUCCIÓN Y EQUIPAMIENTO DEL AULA DE USOS MÚLTIPLES PARA LA CASA DE SALUD EN LA AGENCIA MUNICIPAL DE SANTIAGO CHILIXTLAHUACA, EN EL MUNICIPIO DE HEROICA CIUDAD DE HUAJUAPAN DE LEÓN, OAXACA	800,000
CONSTRUCCIÓN Y MODERNIZACIÓN DE CAMINOS DE LA COLONIA JOAQUÍN ZETINA GASCA DE PUERTO MORELOS, QUINTANA ROO.	43,500,000
CONSTRUCCIÓN Y MODERNIZACIÓN DE CAMINOS EN LA SM.01 DE PUERTO MORELOS, QUINTANA ROO.	25,000,000
CONSTRUCCIÓN Y PAVIMENTACIÓN DE CALLES , EN EL MUNICIPIO DE TELCHAC PUERTO, EN EL ESTADO DE YUCATÁN	3,373,046
CONSTRUCCIÓN Y REHABILITACIÓN DE ACCESO A UNIDAD DEPORTIVA, DEL MUNICIPIO DE ACATZINGO, EN EL ESTADO DE PUEBLA	2,000,000
CONSTRUCCIÓN Y REHABILITACIÓN DE ACCESOS Y ESPACIOS PÚBLICOS EN JUNTAS AUXILIARES, EN EL MUNICIPIO DE ACAJETE, EN EL ESTADO DE PUEBLA	2,500,000
CONSTRUCCIÓN Y REHABILITACIÓN DE MÓDULOS DE SEGURIDAD, EN EL MUNICIPIO DE ACAJETE, EN EL ESTADO DE PUEBLA	1,500,000
CONSTRUCCIÓN Y REHABILITACIÓN DE MÓDULOS DE SEGURIDAD, EN EL MUNICIPIO DE LOS REYES DE JUÁREZ, EN EL ESTADO DE PUEBLA	1,500,000
CONSTRUCCIÓN Y REHABILITACIÓN DE MÓDULOS DE SEGURIDAD, EN EL MUNICIPIO DE TECALI DE HERRERA, EN EL ESTADO DE PUEBLA	1,500,000
CONSTRUCIION DE UNA AULA DIDACTICA EN EL JARDIN DE NIÑOS "GALILEA" DE OCUITUCO MORELOS.	1,000,000
CONTINUACIÓN DE LA REHABILITACIÓN DE LA UNIDAD DEPORTIVA, LA CAÑADA, EL MARQUES, QRO., EN EL MUNICIPIO DE EL MARQUÉS, EN EL ESTADO DE QUERÉTARO	10,000,000
CONTRUCCION DE TECHUMBRE EN LA ESCUELA PRIMARIA "VICENTE NEGRETE" EN LA LOCALIDAD DEL LLANO DE LOS VELA, EN EL MUNICIPIO DE HOSTOTIPAQUILLO, EN EL ESTADO DE JALISCO	1,131,025
COSTRUCCION DE CANCHA DE USOS MULTIPLES Y GIMNACIO AL AIRE LIBRE LOMAS DEL CARRIL , COLONIA LOMAS DEL CARRIL , TEMIXCO, MORELOS.	2,500,000
CUARTA ETAPA DE LA PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA CALZADA BENITO JUÁREZ. URUAPAN, MICHOACÁN	10,000,000
CUBIERTA METALICA (TECHUMBRE) ESCUELA SEC. JOSE MARIA MERCADO, CABECERA MUNICIPAL, EN EL MUNICIPIO DE AHUALULCO DE MERCADO, EN EL ESTADO DE JALISCO	1,500,000
DOMO ESCOLAR , EN EL MUNICIPIO DE CASAS GRANDES, EN EL ESTADO DE CHIHUAHUA	1,000,000
DOMO ESCOLAR CBTA 214, EN EL MUNICIPIO DE GÓMEZ FARÍAS, EN EL ESTADO DE CHIHUAHUA	1,000,000
DOMO ESCOLAR CECIT 10, EN EL MUNICIPIO DE GÓMEZ FARÍAS, EN EL ESTADO DE CHIHUAHUA	1,000,000
DOMO ESCOLAR CREI JOSEFA ORTIZ DE DOMINGUEZ, EN EL MUNICIPIO DE BACHÍNIVA, EN EL ESTADO DE CHIHUAHUA	1,000,000

DOMO ESCOLAR CREI PEDRO GARCIA CONDE, EN EL MUNICIPIO DE BACHÍNIVA, EN EL ESTADO DE CHIHUAHUA	1,000,000
DOMO ESCOLAR SECUNDARIA TIERRA Y LIBERTAD, EN EL MUNICIPIO DE GÓMEZ FARÍAS, EN EL ESTADO DE CHIHUAHUA	1,000,000
DOMO ESCOLAR TELEBACHILLERATO COMUNITARIO, EN EL MUNICIPIO DE BUENAVENTURA, EN EL ESTADO DE CHIHUAHUA	1,000,000
DOMO ESCOLAR TELESECUNDARIA 6075, EN EL MUNICIPIO DE NAMIQUIPA, EN EL ESTADO DE CHIHUAHUA	1,000,000
DOMO ESCOLAR TELESECUNDARIA LE BARON, EN EL MUNICIPIO DE GALEANA, EN EL ESTADO DE CHIHUAHUA	1,000,000
DOMO ESCOLAR, EN EL MUNICIPIO DE IGNACIO ZARAGOZA, EN EL ESTADO DE CHIHUAHUA	800,000
DOMO ESCOLAR, EN EL MUNICIPIO DE MADERA, EN EL ESTADO DE CHIHUAHUA	1,000,000
DOMO ESCOLAR, EN EL MUNICIPIO DE MATACHÍ, EN EL ESTADO DE CHIHUAHUA	800,000
DOMO ESCOLAR, EN EL MUNICIPIO DE OCAMPO, EN EL ESTADO DE CHIHUAHUA	2,000,000
DOMO ESCOLAR, EN EL MUNICIPIO DE RIVA PALACIO, EN EL ESTADO DE CHIHUAHUA	800,000
DOMO ESCOLAR, EN EL MUNICIPIO DE TEMÓSACHIC, EN EL ESTADO DE CHIHUAHUA	800,000
DOMO ESCUELA 21 DE DICIEMBRE, EN EL MUNICIPIO DE BUENAVENTURA, EN EL ESTADO DE CHIHUAHUA	1,000,000
DOMO ESCUELA FEDERAL PRIMARIA GUADALUPE VICTORIA, EN EL MUNICIPIO DE MORIS, EN EL ESTADO DE CHIHUAHUA	1,000,000
DOMO ESCUELA PRIMARIA FRANCISCO I MADERO , EN EL MUNICIPIO DE NAMIQUIPA, EN EL ESTADO DE CHIHUAHUA	1,000,000
DOMO ESCUELA SECUNDARIA FRANCISCO GONZALEZ BOCANEGRA, EN EL MUNICIPIO DE MORIS, EN EL ESTADO DE CHIHUAHUA	1,000,000
DOMO ESCUELA SECUNDARIA HEROES DE MEXICO, EN EL MUNICIPIO DE NAMIQUIPA, EN EL ESTADO DE CHIHUAHUA	1,000,000
DOMO ESCUELA VENUSTIANO CARRANZA, EN EL MUNICIPIO DE BUENAVENTURA, EN EL ESTADO DE CHIHUAHUA	1,000,000
DOS AULAS EN LA ESCUELA PRIMARIA MIGUEL HIDALGO Y COSTILLA, EN EL MUNICIPIO DE PEDRO ASCENCIO ALQUISIRAS, EN EL ESTADO DE GUERRERO	1,064,051
DRENAJE SANITARIO CALLE SAUCE, COLONIA LOMAS DE AHUATLAN, CUERNAVACA, MORELOS.	2,300,000
EL PARACHO TELESECUNDARIA, EN EL MUNICIPIO DE PAJACUARÁN, EN EL ESTADO DE MICHOACÁN	500,000
EMPASTADO DE CANCHA DE FÚTBOL DE PRACTICAS NO.1 EN LA UNIDAD DEPORTIVA , EN EL MUNICIPIO DE VICTORIA, EN EL ESTADO DE GUANAJUATO	5,100,000
EMPEDRADO AHOGADO CON HUELLAS DE CONCRETO ESTAMPADO Y RED DE AGUA POTABLE Y ALCANTARILLADO EN LA CALLE LÓPEZ COTILLA DEL MUNICIPIO DE ATENGUILLO, JALISCO.	4,000,000
EMPEDRADO AHOGADO CON MORTERO CALLE AGUSTIN MELGAR BARRIO DE LA MAGDALENA, EN EL MUNICIPIO DE TEQUISQUIAPAN, EN EL ESTADO DE QUERÉTARO	1,500,000
EMPEDRADO AHOGADO EN CALLE 2 DE SEPTIEMBRE Y CALLE MAYAHUEL COL. MAYAHUEL, CABECERA MUNICIPAL, EN EL MUNICIPIO DE TEQUILA, EN EL ESTADO DE JALISCO	3,990,114
EMPEDRADO AHOGADO EN CONRETO HIDRÁULICO Y DRENAJE EN LA CALLE IGNACIO ALDAMA EN LA LOCALIDAD DE SAN ANGEL ZURUMUCAPIO, EN EL MUNICIPIO DE ZIRACUARETIRO, EN EL ESTADO DE MICHOACÁN	1,100,000
EMPEDRADO ZAMPEADO, BANQUETAS Y GUARNICIONES EN LA CALLE NÍSPERO DE LA COLONIA LOMAS DEL TAPATÍO, EN EL MUNICIPIO DE SAN PEDRO TLAQUEPAQUE, JALISCO.	1,600,000
EMPEDRADO ZAMPEADO, BANQUETAS Y GUARNICIONES EN LA CALLE PUENTE DE CALDERÓN DE LA COLONIA LOMAS DEL TAPATÍO, EN EL MUNICIPIO DE SAN PEDRO TLAQUEPAQUE, JALISCO.	2,400,000
EMPEDRADO ZAMPEADO, BANQUETAS Y GUARNICIONES EN LA CALLE VÍA A COLIMA, EN EL MUNICIPIO DE SAN PEDRO TLAQUEPAQUE, JALISCO.	5,000,000
ENCASQUILLAMIENTO DE CANAL TETELPA, ZACATEPEC, MORELOS.	4,000,000
EQUIPAMIENTO DE BIBLIOTECA VIRTUAL DE LA CASA DE LA CULTURA, EN EL MUNICIPIO DE ZACAPU, EN EL ESTADO DE MICHOACÁN	1,000,000
GIMNASIO DE USOS MÚLTIPLES EN EL MUNICIPIO DE IGNACIO ZARAGOZA, CHIHUAHUA	5,877,557
GIMNASIO MUNICIPAL "BERTHA CHIU" EN EL MUNICIPIO DE JUÁREZ, CHIHUAHUA	2,583,784
GIMNASIO MUNICIPAL ENRIQUE "KIKI" ROMERO EN EL MUNICIPIO DE JUÁREZ, CHIHUAHUA	2,463,608
GIMNASIOS AL AIRE LIBRE EN EL ESTADO DE QUINTANA ROO	2,000,000
GRADAS EN COLEGIO DE BACHILLERES PLANTEL TIQUICHEO, EN EL MUNICIPIO DE TIQUICHEO DE NICOLÁS ROMERO, EN EL ESTADO DE MICHOACÁN	490,000
GUARNICIONES Y BANQUETAS, CALLE 16 DE SEPTIEMBRE, DE SOR JUANA INES A LA CALLE AGUSTIN MELGAR, JALTOMATE., EN EL MUNICIPIO DE AGUASCALIENTES, EN EL ESTADO DE AGUASCALIENTES	650,000
INCORPORACIÓN VIAL DE LA AVENIDA ADOLFO LÓPEZ MATEOS AL CIRCUITO SUR (CAMINO ANTIGUO), EN LA LOCALIDAD DE SAN AGUSTÍN (SEGUNDA ETAPA), EN EL MUNICIPIO DE TLAJOMULCO DE ZÚÑIGA,	8,500,000

JALISCO.	
INFRAESTRCUTURA VIAL EN EL MUNICIPIO DE ALDAMA EN EL ESTADO DE TAMAULIPAS	6,000,000
INFRAESTRCUTURA VIAL EN EL MUNICIPIO DE ALTAMIRA EN EL ESTADO DE TAMAULIPAS	4,600,000
INFRAESTRCUTURA VIAL EN EL MUNICIPIO DE VICTORIA EN EL ESTADO DE TAMAULIPAS	10,000,000
INFRAESTRUCTURA ALLENDE EN EL ESTADO DE NUEVO LEÓN	3,000,000
INFRAESTRUCTURA CULTURAL EN EL MUNICIPIO DE TEPATITLÁN DE MORELOS, JALISCO.	3,000,000
INFRAESTRUCTURA CULTURAL EN EL MUNICIPIO DE TUXCUECA, JALISCO.	4,000,000
INFRAESTRUCTURA DEPORTIVA EN EL ESTADO DE MICHOACÁN	150,000,000
INFRAESTRUCTURA DEPORTIVA EN EL MUNICIPIO DE GÓMEZ FARÍAS, JALISCO.	2,500,000
INFRAESTRUCTURA DEPORTIVA EN EL MUNICIPIO DE SAN SEBASTIÁN DEL OESTE, JALISCO.	4,000,000
INFRAESTRUCTURA ECONÓMICA DE LA LAGUNA EN NICOLAS BRAVO, EN EL MUNICIPIO DE OTHÓN P. BLANCO, EN EL ESTADO DE QUINTANA ROO	400,000
INFRAESTRUCTURA ECONÓMICA EN CUAUTLA PARA EL ESTADO DE MORELOS	15,000,000
INFRAESTRUCTURA ECONÓMICA EN EL ESTADO DE NAYARIT	77,800,000
INFRAESTRUCTURA ECONÓMICA EN EL MUNICIPIO DE ACONCHI, EN SONORA	924,884
INFRAESTRUCTURA ECONÓMICA EN JIUTEPEC PARA EL ESTADO DE MORELOS	10,000,000
INFRAESTRUCTURA ECONÓMICA EN LAGUNA DEL EJIDO DE LA COMUNIDAD DE NICOLAS BRAVO, EN EL MUNICIPIO DE OTHÓN P. BLANCO, EN EL ESTADO DE QUINTANA ROO	400,000
INFRAESTRUCTURA ECONÓMICA EN NEZAHUALCÓYOTL EN EL ESTADO DE MÉXICO	12,000,000
INFRAESTRUCTURA ECONOMICA MUNICIPAL , EN EL MUNICIPIO DE TEZONTEPEC DE ALDAMA, EN EL ESTADO DE HIDALGO	6,000,000
INFRAESTRUCTURA ECONÓMICA MUNICIPAL EN EL MUNICIPIO DE LÁZARO CÁRDENAS, EN QUINTANA ROO	15,000,000
INFRAESTRUCTURA ECONÓMICA MUNICIPAL ENEL MUNICIPIO DE BACALAR, EN QUINTANA ROO	15,000,000
INFRAESTRUCTURA ECONÓMICA PARA EL MUNICIPIO DE HUEJUTLA DE REYES HIDALGO	36,250,000
INFRAESTRUCTURA ECÓNOMICA PARA EL MUNICIPIO DE TUXPAN JALISCO	20,000,000
INFRAESTRUCTURA ECONÓMICA PARA EL SUMINISTRO DE AGUA, MACARIO J. GÓMEZ, EN EL MUNICIPIO DE SAN FRANCISCO DE LOS ROMO, EN EL ESTADO DE AGUASCALIENTES	4,000,000
INFRAESTRUCTURA ECONOMÍCA, EN EL MUNICIPIO DE GUERRERO, EN EL ESTADO DE CHIHUAHUA	21,200,000
INFRAESTRUCTURA EDUCATIVA EN EL ESTADO DE CAMPECHE	20,000,000
INFRAESTRUCTURA EDUCATIVA EN EL ESTADO DE DURANGO	50,000,000
INFRAESTRUCTURA EDUCATIVA EN EL MUNICIPIO DE VILLAMAR, EN EL ESTADO DE MICHOACÁN	3,000,000
INFRAESTRUCTURA EN DIVERSAS DEMARCACIONES TERRITORIALES EN LA CIUDAD DE MÉXICO	82,000,000
INFRAESTRUCTURA EN EL ESTADO DE AGUASCALIENTES	9,000,000
INFRAESTRUCTURA EN EL ESTADO DE BAJA CALIFORNIA SUR	20,000,000
INFRAESTRUCTURA EN EL ESTADO DE GUANAJUATO	5,000,000
INFRAESTRUCTURA EN EL HOSPITAL REGIONAL DE ALTA ESPECIALIDAD "DR. GUSTAVO A. ROVIROSA PÉREZ, EN EL MUNICIPIO DE CENTRO, TABASCO	2,668,766
INFRAESTRUCTURA EN EL MUNICIPIO DE EL CARMEN EN EL ESTADO DE NUEVO LEÓN	5,000,000
INFRAESTRUCTURA EN EL MUNICIPIO DE GENERAL ESCOBEDO EN EL ESTADO DE NUEVO LEÓN	5,000,000
INFRAESTRUCTURA EN EL MUNICIPIO DE GUADALUPE EN EL ESTADO DE NUEVO LEÓN	5,000,000
INFRAESTRUCTURA EN EL MUNICIPIO DE JUAREZ, NL, EN EL MUNICIPIO DE JUÁREZ, EN EL ESTADO DE NUEVO LEÓN	3,300,000
INFRAESTRUCTURA EN EL MUNICIPIO DE MARIN, NL, EN EL MUNICIPIO DE MARÍN, EN EL ESTADO DE NUEVO LEÓN	2,500,000
INFRAESTRUCTURA EN ESCUELA SECUNDARIA TECNICA 12 EN LA LOCALIDAD DE VILLA JUÁREZ, EN EL MUNICIPIO DE ASIENTOS, EN EL ESTADO DE AGUASCALIENTES	1,500,000
INFRAESTRUCTURA EN LA ESCUELA SECUNDARIA FEDERAL RAMÓN Y ALCARAZ, CHUCÁNDIRO, MICHOACÁN	800,000
INFRAESTRUCTURA ESTATAL EN QUINTANA ROO	20,000,000
INFRAESTRUCTURA GUBERNAMENTAL EN EL MUNICIPIO DE TEMIXCO, MORELOS	3,500,000
INFRAESTRUCTURA HUALAHUISES EN EL ESTADO DE NUEVO LEÓN	5,000,000
INFRAESTRUCTURA MONTEMORELOS EN EL ESTADO DE NUEVO LEÓN	12,800,000
INFRAESTRUCTURA MUNICIPAL EN ACAJETE, PUEBLA.	1,000,000
INFRAESTRUCTURA MUNICIPAL EN ACAPULCO DE JUÁREZ, GUERRERO	10,000,000
INFRAESTRUCTURA MUNICIPAL EN ACAPULCO DE JUÁREZ, GUERRERO.	5,000,000

INFRAESTRUCTURA MUNICIPAL EN AMATITÁN, JALISCO.	1,000,000
INFRAESTRUCTURA MUNICIPAL EN APAZAPAN, VERACRUZ	1,000,000
INFRAESTRUCTURA MUNICIPAL EN CHICONAMEL, VERACRUZ DE IGNACIO DE LA LLAVE.	1,000,000
INFRAESTRUCTURA MUNICIPAL EN CHIQUILISTLÁN, JALISCO	2,000,000
INFRAESTRUCTURA MUNICIPAL EN CUAUTEPEC, GUERRERO,	1,000,000
INFRAESTRUCTURA MUNICIPAL EN EL LIMÓN, JALISCO	2,000,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE PURUÁNDIRO, EN EL ESTADO DE MICHOACÁN	3,000,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE TINGÜINDÍN, EN EL ESTADO DE MICHOACÁN	5,000,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE TOCUMBO, EN EL ESTADO DE MICHOACÁN	5,000,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE ZITÁCUARO, EN EL ESTADO DE MICHOACÁN	5,222,530
INFRAESTRUCTURA MUNICIPAL EN EL PLATEADO DE JOAQUÍN AMARO, ZACATECAS.	1,000,000
INFRAESTRUCTURA MUNICIPAL EN FLORENCIO VILLARREAL, GUERRERO.	1,000,000
INFRAESTRUCTURA MUNICIPAL EN GUADALUPE VICTORIA, DURANGO.	1,500,000
INFRAESTRUCTURA MUNICIPAL EN HEROICA CIUDAD DE JUCHITÁN DE ZARAGOZA, OAXACA	1,000,000
INFRAESTRUCTURA MUNICIPAL EN HUAUCHINANGO, PUEBLA.	1,000,000
INFRAESTRUCTURA MUNICIPAL EN IXCATEPEC, VERACRUZ DE IGNACIO DE LA LLAVE.	1,000,000
INFRAESTRUCTURA MUNICIPAL EN IXHUATLÁN DEL SURESTE, VERACRUZ	1,000,000
INFRAESTRUCTURA MUNICIPAL EN IXHUATLANCILLO, VERACRUZ DE IGNACIO DE LA LLAVE	1,000,000
INFRAESTRUCTURA MUNICIPAL EN LA MISIÓN, HIDALGO.	500,000
INFRAESTRUCTURA MUNICIPAL EN MEZQUITAL DEL ORO, ZACATECAS.	1,000,000
INFRAESTRUCTURA MUNICIPAL EN MIAHUATLÁN, VERACRUZ	1,000,000
INFRAESTRUCTURA MUNICIPAL EN MIXTLA, PUEBLA.	1,000,000
INFRAESTRUCTURA MUNICIPAL EN NACAJUCA, TABASCO	5,000,000
INFRAESTRUCTURA MUNICIPAL EN NEXTLALPAN, MÉXICO.	2,000,000
INFRAESTRUCTURA MUNICIPAL EN NUMARÁN, MICHOACÁN	2,495,258
INFRAESTRUCTURA MUNICIPAL EN PABELLÓN DE ARTEAGA, AGUASCALIENTES.	1,000,000
INFRAESTRUCTURA MUNICIPAL EN PÁTZCUARO, MICHOACÁN.	10,000,000
INFRAESTRUCTURA MUNICIPAL EN PIAXTLA, PUEBLA.	500,000
INFRAESTRUCTURA MUNICIPAL EN SAIN ALTO, ZACATECAS.	1,000,000
INFRAESTRUCTURA MUNICIPAL EN SAN JERÓNIMO XAYACATLÁN, PUEBLA.	1,000,000
INFRAESTRUCTURA MUNICIPAL EN SAN JUAN DE GUADALUPE, DURANGO.	500,000
INFRAESTRUCTURA MUNICIPAL EN SAN MIGUEL TOTOLAPAN, GUERRERO	4,000,000
INFRAESTRUCTURA MUNICIPAL EN SAN NICOLÁS DE LOS RANCHOS, PUEBLA.	500,000
INFRAESTRUCTURA MUNICIPAL EN SAN PEDRO YELOIXTLAHUACA, PUEBLA.	500,000
INFRAESTRUCTURA MUNICIPAL EN SAN RAFAEL, VERACRUZ DE IGNACIO DE LA LLAVE.	1,000,000
INFRAESTRUCTURA MUNICIPAL EN SAN SALVADOR EL SECO, PUEBLA.	5,500,000
INFRAESTRUCTURA MUNICIPAL EN SANTA GERTRUDIS, OAXACA.	500,000
INFRAESTRUCTURA MUNICIPAL EN SAYULA, JALISCO.	1,000,000
INFRAESTRUCTURA MUNICIPAL EN SILACAYOÁPAM, OAXACA.	1,500,000
INFRAESTRUCTURA MUNICIPAL EN SOMBRERETE, ZACATECAS.	1,000,000
INFRAESTRUCTURA MUNICIPAL EN TAPALPA, JALISCO.	2,000,000
INFRAESTRUCTURA MUNICIPAL EN TELOLOAPAN, GUERRERO	6,000,000
INFRAESTRUCTURA MUNICIPAL EN TEPECHITLÁN, ZACATECAS.	1,000,000
INFRAESTRUCTURA MUNICIPAL EN TEPEYAHUALCO DE CUAUHTÉMOC, PUEBLA.	1,000,000
INFRAESTRUCTURA MUNICIPAL EN TIHUATLÁN, VERACRUZ	1,000,000
INFRAESTRUCTURA MUNICIPAL EN TIXTLA DE GUERRERO, GUERRERO.	4,000,000
INFRAESTRUCTURA MUNICIPAL EN TLAPEHUALA, GUERRERO.	1,000,000
INFRAESTRUCTURA MUNICIPAL EN TOMATLÁN, JALISCO.	1,000,000
INFRAESTRUCTURA MUNICIPAL EN TOTOLTEPEC DE GUERRERO, PUEBLA.	1,000,000
INFRAESTRUCTURA MUNICIPAL EN TRANCOSO, ZACATECAS.	1,000,000
INFRAESTRUCTURA MUNICIPAL EN TRINIDAD ZAACHILA, OAXACA.	500,000
INFRAESTRUCTURA MUNICIPAL EN VILLA GONZÁLEZ ORTEGA, ZACATECAS	1,000,000

INFRAESTRUCTURA MUNICIPAL EN XICO, VERACRUZ DE IGNACIO DE LA LLAVE.	1,000,000
INFRAESTRUCTURA MUNICIPAL EN ZACUALPAN, VERACRUZ DE IGNACIO DE LA LLAVE.	1,000,000
INFRAESTRUCTURA MUNICIPAL EN ZAPOTLÁN DE JUÁREZ, HIDALGO.	2,000,000
INFRAESTRUCTURA MUNICIPAL EN ZAPOTLÁN DEL REY, JALISCO	1,000,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO AGUA PRIETA, SONORA	2,000,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE AMAXAC DE GUERRERO, TLAXCALA	300,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE AMEALCO DE BONFIL, QUERÉTARO	5,000,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE APETATITLÁN DE ANTONIO CARVAJAL, TLAXCALA	2,000,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE ARROYO SECO EN EL ESTADO QUERÉTARO	1,000,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE ATLATLAHUCAN, MORELOS	15,000,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE CADEREYTA DE MONTES EN EL ESTADO QUERÉTARO	10,000,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE CADEREYTA DE MONTES EN EL ESTADO QUERÉTARO	2,000,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE CADEREYTA DE MONTES, QUERÉTARO	2,000,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE CALPULALPAN, TLAXCALA	517,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE COLÓN, QUERÉTARO	10,000,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE CÓRDOBA, VERACRUZ	2,500,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE CORREGIDORA EN EL ESTADO QUERÉTARO	1,000,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE CORREGIDORA, QUERÉTARO	5,000,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE CUAUTLA, MORELOS	15,000,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE EMILIANO ZAPATA, MORELOS	6,670,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE HUAMANTLA, TLAXCALA	1,250,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE IMURIS, SONORA	4,000,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE JALPAN DE SERRA EN EL ESTADO QUERÉTARO	2,000,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE JANTETELCO, MORELOS	17,000,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE JIUTEPEC, MORELOS	13,330,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE MARCOS CASTELLANOS, EN EL MUNICIPIO DE MARCOS CASTELLANOS, EN EL ESTADO DE MICHOACÁN	3,563,819
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE MATAMOROS, TAMAULIPAS	5,000,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE MAZATECOCHCO DE JOSÉ MARÍA MORELOS, TLAXCALA	700,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE NARANJOS AMATLÁN, VERACRUZ	4,500,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE NATÍVITAS, TLAXCALA	1,250,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE PANOTLA, TLAXCALA	2,000,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE PEÑAMILLER EN EL ESTADO QUERÉTARO	1,000,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE PUERTO PEÑASCO, SONORA	3,000,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE REYNOSA, TAMAULIPAS	5,000,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE SALVADOR ESCALANTE, EN EL ESTADO DE MICHOACÁN	2,000,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE SAN DAMIÁN TEXÓLOC, TLAXCALA	2,000,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE SAN JUAN DEL RÍO EN EL ESTADO QUERÉTARO	10,000,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE SAN NICOLÁS DE LOS GARZA, NUEVO LEÓN	20,000,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE SAN SALVADOR EL SECO, PUEBLA	20,000,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE SANTA ANA, SONORA	2,000,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE SANTA CRUZ TLAXCALA, TLAXCALA	1,250,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE SANTA CRUZ, SONORA	1,500,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE SOYOPA, SONORA	1,000,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE TEHUIPANGO, VERACRUZ	3,000,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE TIERRA BLANCA, VERACRUZ	10,000,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE XALOZTOC TLAXCALA	2,000,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE XALTOCAN TLAXCALA	919,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE XICOHTZINCO TLAXCALA	2,000,000

INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE YAUTEPEC, MORELOS	10,000,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE YECAPIXTLA, MORELOS	23,000,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO NACO, SONORA	5,000,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO NÁCORI CHICO, SONORA	500,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO SAN FELIPE DE JESÚS, SONORA	1,000,000
INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE ACATIC, EN EL ESTADO DE JALISCO	3,000,000
INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE AGUA BLANCA DE ITURBIDE, EN EL ESTADO DE HIDALGO	5,000,000
INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE AGUASCALIENTES, EN EL ESTADO DE AGUASCALIENTES	8,500,000
INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE ATITALAQUIA, EN EL ESTADO DE HIDALGO	6,000,000
INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE AYUTLA, EN EL ESTADO DE JALISCO	10,000,000
INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE BRISEÑAS, EN EL ESTADO DE MICHOACÁN	3,000,000
INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE CALVILLO, EN EL ESTADO DE AGUASCALIENTES	2,500,000
INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE CUAUTLA, EN EL ESTADO DE JALISCO	2,000,000
INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE INDAPARAPEO, EN EL ESTADO DE MICHOACÁN	1,857,327
INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE JIMÉNEZ, EN EL ESTADO DE MICHOACÁN	2,000,000
INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE JUNGAPEO, EN EL ESTADO DE MICHOACÁN	1,500,000
INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE LA HUACANA, EN EL ESTADO DE MICHOACÁN	2,000,000
INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE LEÓN, EN EL ESTADO DE GUANAJUATO	10,000,000
INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE MORELOS, EN EL ESTADO DE MICHOACÁN	4,952,326
INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE MÚGICA, EN EL ESTADO DE MICHOACÁN	1,820,130
INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE NICOLÁS FLORES, EN EL ESTADO DE HIDALGO	1,600,000
INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE PURÍSIMA DEL RINCÓN, EN EL ESTADO DE GUANAJUATO	2,000,000
INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE SALAMANCA, EN EL ESTADO DE GUANAJUATO	5,000,000
INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE SAN JUAN DE LOS LAGOS, EN EL ESTADO DE JALISCO	2,000,000
INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE SAN MIGUEL DE ALLENDE, EN EL ESTADO DE GUANAJUATO	10,000,000
INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE SAYULA, EN EL ESTADO DE JALISCO	2,000,000
INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE TECOZAUTLA, EN EL ESTADO DE HIDALGO	1,400,000
INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE TIJUANA, EN EL ESTADO DE BAJA CALIFORNIA	20,000,000
INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE TLAXCOAPAN, EN EL ESTADO DE HIDALGO	6,000,000
INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE UNIÓN DE SAN ANTONIO, EN EL ESTADO DE JALISCO	20,000,000
INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE VALLE DE JUÁREZ, EN EL ESTADO DE JALISCO	3,000,000
INFRAESTRUCTURA PARA LA UNIVERSIDAD TECNOLÓGICA DE LA CHONTALPA., EN EL MUNICIPIO DE NACAJUCA, EN EL ESTADO DE TABASCO	2,000,000
INFRAESTRUCTURA PÚBLICA EN EL ESTADO DE SAN LUIS POTOSÍ	273,000,000
INFRAESTRUCTURA PÚBLICA EN EL MUNICIPIO DE CIUDAD VICTORIA, TAMAULIPAS	15,000,000
INFRAESTRUCTURA PÚBLICA PARA EL ESTADO DE HIDALGO	40,000,000
INFRAESTRUCTURA PÚBLICA PARA EL ESTADO DE MORELOS	50,000,000
INFRAESTRUCTURA PÚBLICA PARA EL MUNICIPIO DE CALPULALPAN, TLAXCALA	1,500,000
INFRAESTRUCTURA PÚBLICA PARA EL MUNICIPIO DE CUERNAVACA, MORELOS	5,000,000
INFRAESTRUCTURA PÚBLICA PARA EL MUNICIPIO DE JIQUIPILAS CHIAPAS	9,000,000
INFRAESTRUCTURA PÚBLICA PARA EL MUNICIPIO DE SAN CRISTÓBAL DE LAS CASAS, CHIAPAS	64,000,000
INFRAESTRUCTURA PÚBLICA PARA EL MUNICIPIO DE TAPACHULA, CHIAPAS	7,000,000
INFRAESTRUCTURA PÚBLICA PARA EL MUNICIPIO DE TUXTLA GUTIÉRREZ, CHIAPAS	34,000,000
INFRAESTRUCTURA PÚBLICA PARA EL MUNICIPIO DE VILLAFLORES, CHIAPAS	6,000,000
INFRAESTRUCTURA REGIONAL EN CUNDUACÁN, TABASCO	4,000,000
INFRAESTRUCTURA REGIONAL EN OTHÓN P. BLANCO EN EL ESTADO DE QUINTANA ROO	2,500,000
INFRAESTRUCTURA REGIONAL EN SAN CRISTOBAL DE LAS CASAS, EN EL MUNICIPIO DE SAN CRISTÓBAL DE LAS CASAS, EN EL ESTADO DE CHIAPAS	3,000,000

INFRAESTRUCTURA SOCIAL MUNICIPIAL DE BAJA CALIFORNIA SUR	1,400,000
INFRAESTRUCTURA SOCIAL DEL MUNICIPIO DE CUAUTLA, MORELOS	20,000,000
INFRAESTRUCTURA SOCIAL DEL MUNICIPIO DE JIUTEPEC, MORELOS	5,000,000
INFRAESTRUCTURA SOCIAL DEL MUNICIPIO DE TEMIXCO, MORELOS	10,000,000
INFRAESTRUCTURA SOCIAL DEL ESTADO DE MICHOACÁN	150,000,000
INFRAESTRUCTURA SOCIAL DEL MUNICIPIO DEL ESTADO DE MORELOS	10,000,000
INFRAESTRUCTURA SOCIAL EN ARTEAGA, MICHOACÁN	2,000,000
INFRAESTRUCTURA SOCIAL EN CÁRDENAS, TABASCO	9,702,767
INFRAESTRUCTURA SOCIAL EN EL ESTADO DE CHIAPAS	49,700,000
INFRAESTRUCTURA SOCIAL EN EL ESTADO DE GUANAJUATO	12,600,000
INFRAESTRUCTURA SOCIAL EN EL ESTADO DE HIDALGO	4,000,000
INFRAESTRUCTURA SOCIAL EN EL ESTADO DE NUEVO LEÓN	41,600,000
INFRAESTRUCTURA SOCIAL EN EL ESTADO DE NUEVO LEÓN	25,800,000
INFRAESTRUCTURA SOCIAL EN EL MARQUES, EN EL MUNICIPIO DE EL MARQUÉS, EN EL ESTADO DE QUERÉTARO	2,408,428
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE ACAJETE, VERACRUZ	1,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE ACATLÁN DE JUÁREZ, JALISCO.	4,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE ACAYUCAN EN EL ESTADO DE VERACRUZ	3,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE ACTOPAN EN EL ESTADO DE VERACRUZ	7,700,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE ALTOTONGA, VERACRUZ.	6,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE CHACALTIANGUIS EN EL ESTADO DE VERACRUZ	3,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE CHAVINDA, MICHOACÁN	499,654
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE COACOATZINTLA, VERACRUZ	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE COSAUTLÁN DE CARVAJAL, VERACRUZ	1,360,317
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE COSCOMATEPEC EN EL ESTADO DE VERACRUZ	1,700,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE COATEPEC, VERACRUZ	4,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE EL HIGO, VERACRUZ	3,200,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE ESPINAL, VERACRUZ	3,500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE ISLA EN EL ESTADO DE VERACRUZ	4,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE IXTACZOQUITLÁN DEL ESTADO DE VERACRUZ	10,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE IXTACZOQUITLÁN, EN EL ESTADO DE VERACRUZ	5,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE IXTACZOQUITLÁN, VERACRUZ	10,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE JARAL DEL PROGRESO DEL ESTADO DE GUANAJUATO	1,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE JIMÉNEZ EN EL ESTADO DE MICHOACÁN	2,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE LAS MINAS, VERACRUZ	639,152
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE LAS VIGAS DE RAMÍREZ, VERACRUZ	2,700,531
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE LOS CABOS DEL ESTADO DE BAJA CALIFORNIA SUR	20,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE MIQUIHUANA EN EL ESTADO DE TAMAULIPAS	1,500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE NUEVO MORELOS EN EL ESTADO DE TAMAULIPAS	1,500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE OLUTA EN EL ESTADO DE VERACRUZ	5,404,180
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE PUEBLO VIEJO, VERACRUZ	14,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE RAFAEL LUCIO, VERACRUZ	1,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN FERNANDO EN EL ESTADO DE TAMAULIPAS	2,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAYULA DE ALEMAN, EN EL MUNICIPIO DE SAYULA DE ALEMÁN, EN EL ESTADO DE VERACRUZ	2,095,820
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE TAMPICO ALTO, VERACRUZ	2,500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE TARANDACUAO DEL ESTADO DE GUANAJUATO	2,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE TECOLUTLA EN EL ESTADO DE VERACRUZ	4,500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE TEOCELO, VERACRUZ	1,500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE TOLIMÁN, EN QUERÉTARO	10,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE TOMATLÁN, ESTADO DE JALISCO	1,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE TUXPAN, ESTADO DE MICHOACÁN DE OCAMPO	500,000

INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE TUXTILLA EN EL ESTADO DE VERACRUZ	1,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE VEGA DE ALATORRE EN EL ESTADO DE VERACRUZ	4,700,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE XICO, VERACRUZ	1,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE YANGA EN EL ESTADO DE VERACRUZ	1,400,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE YECUATLA EN EL ESTADO DE VERACRUZ	2,000,000
INFRAESTRUCTURA SOCIAL EN ESCUELAS DE EDUCACIÓN BÁSICA EN EL ESTADO DE QUINTANA ROO	2,000,000
INFRAESTRUCTURA SOCIAL EN GUADALAJARA, EN JALISCO	15,000,000
INFRAESTRUCTURA SOCIAL EN JIUTEPEC PARA EL ESTADO DE MORELOS	5,000,000
INFRAESTRUCTURA SOCIAL EN LA CABECERA MUNICIPAL DE EZEQUIEL MONTES EN EL ESTADO DE QUERÉTARO	5,500,000
INFRAESTRUCTURA SOCIAL EN OTHON P. BLANCO, EN EL MUNICIPIO DE OTHÓN P. BLANCO, EN EL ESTADO DE QUINTANA ROO	2,000,000
INFRAESTRUCTURA SOCIAL MUNICIPAL , EN EL MUNICIPIO DE IXTACZOQUITLÁN, EN EL ESTADO DE VERACRUZ	10,000,000
INFRAESTRUCTURA SOCIAL PARA EL ESTADO DE NUEVO LEÓN	20,800,000
INFRAESTRUCTURA SOCIAL PARA EL MUNICIPIO DE ANGANGUEO, MICHOACÁN.	1,500,000
INFRAESTRUCTURA SOCIAL PARA EL MUNICIPIO DE AYOTLÁN, JALISCO	4,750,000
INFRAESTRUCTURA SOCIAL PARA EL MUNICIPIO DE CUITZEO, MICHOACÁN.	1,500,000
INFRAESTRUCTURA SOCIAL PARA EL MUNICIPIO DE EDUARDO NERI. ESTADO DE GUERRERO	1,500,000
INFRAESTRUCTURA SOCIAL PARA EL MUNICIPIO DE HUANDACAREO, MICHOACÁN.	1,000,000
INFRAESTRUCTURA SOCIAL PARA EL MUNICIPIO DE HUEJUTLA DE REYES HIDALGO	10,000,000
INFRAESTRUCTURA SOCIAL PARA EL MUNICIPIO DE JOSÉ SIXTO VERDUZCO, MICHOACÁN.	2,000,000
INFRAESTRUCTURA SOCIAL PARA EL MUNICIPIO DE PÁTZCUARO, MICHOACÁN.	8,000,000
INFRAESTRUCTURA SOCIAL PARA EL MUNICIPIO DE TZINTZUNTZAN, MICHOACÁN.	1,500,000
INFRAESTRUCTURA SOCIAL PARA EL MUNICIPIO DE ZIHUATANEJO DE AZUETA. ESTADO DE GUERRERO	3,000,000
INFRAESTRUCTURA SOCIAL, EN EL MUNICIPIO AGUASCALIENTES, EN EL ESTADO DE AGUASCALIENTES	6,955,623
INFRAESTRUCTURA SOCIAL, EN EL MUNICIPIO DE ABASOLO, EN EL ESTADO DE GUANAJUATO	3,000,000
INFRAESTRUCTURA SOCIAL, EN EL MUNICIPIO DE AYAHUALULCO, EN EL ESTADO DE VERACRUZ	4,000,000
INFRAESTRUCTURA SOCIAL, EN EL MUNICIPIO DE COMONFORT, EN EL ESTADO DE GUANAJUATO	5,000,000
INFRAESTRUCTURA SOCIAL, EN EL MUNICIPIO DE CORTAZAR, EN EL ESTADO DE GUANAJUATO	6,000,000
INFRAESTRUCTURA SOCIAL, EN EL MUNICIPIO DE COSOLEACAQUE, EN EL ESTADO DE VERACRUZ	15,071,857
INFRAESTRUCTURA SOCIAL, EN EL MUNICIPIO DE DOLORES HIDALGO CUNA DE LA INDEPENDENCIA NACIONAL, EN EL ESTADO DE GUANAJUATO	3,000,000
INFRAESTRUCTURA SOCIAL, EN EL MUNICIPIO DE IXHUATLÁN DE MADERO, EN EL ESTADO DE VERACRUZ	7,000,000
INFRAESTRUCTURA SOCIAL, EN EL MUNICIPIO DE MEXQUITIC DE CARMONA, EN EL ESTADO DE SAN LUIS POTOSÍ	15,700,000
INFRAESTRUCTURA SOCIAL, EN EL MUNICIPIO DE PUEBLO NUEVO, EN EL ESTADO DE DURANGO	14,000,000
INFRAESTRUCTURA SOCIAL, EN EL MUNICIPIO DE SALAMANCA, EN EL ESTADO DE GUANAJUATO	4,600,000
INFRAESTRUCTURA SOCIAL, EN EL MUNICIPIO DE SAN ANTONIO, EN EL ESTADO DE SAN LUIS POTOSÍ	5,000,000
INFRAESTRUCTURA SOCIAL, EN EL MUNICIPIO DE SAN FELIPE, EN EL ESTADO DE GUANAJUATO	3,000,000
INFRAESTRUCTURA SOCIAL, EN EL MUNICIPIO DE SAN JOSÉ ITURBIDE, EN EL ESTADO DE GUANAJUATO	600,000
INFRAESTRUCTURA SOCIAL, EN EL MUNICIPIO DE SAN LUIS DEL CORDERO, EN EL ESTADO DE DURANGO	2,000,000
INFRAESTRUCTURA SOCIAL, EN EL MUNICIPIO DE SAN MIGUEL DE ALLENDE, EN EL ESTADO DE GUANAJUATO	13,000,000
INFRAESTRUCTURA SOCIAL, EN EL MUNICIPIO DE TAMAZULA, EN EL ESTADO DE DURANGO	2,000,000
INFRAESTRUCTURA SOCIAL, EN EL MUNICIPIO DE TEPEHUANES, EN EL ESTADO DE DURANGO	2,100,000
INFRAESTRUCTURA SOCIAL, EN EL MUNICIPIO DE ZONTECOMATLÁN DE LÓPEZ Y FUENTES, EN EL ESTADO DE VERACRUZ	4,000,000
INFRAESTRUCTURA SOCIAL, LOCALIDAD DE LAGUNITAS (TELESECUNDARIA REBECA SABATA), EN EL MUNICIPIO DE GALEANA, EN EL ESTADO DE CHIHUAHUA	1,200,000
INFRAESTRUCTURA URBANA EN CABECERA MUNICIPAL, EN EL MUNICIPIO DE EL MARQUÉS, EN EL ESTADO DE QUERÉTARO	3,000,000
INFRAESTRUCTURA URBANA EN EL MUNICIPIO CHINA, NUEVO LEÓN	2,813,967

INFRAESTRUCTURA URBANA EN EL MUNICIPIO DE ARMERÍA, EN COLIMA	15,000,000
INFRAESTRUCTURA VIAL EN CAMINO DEL EJIDO DIVISIÓN DEL NORTE (EJIDO MONTAÑA 2DA), EN EL MUNICIPIO DE TACOTALPA, TABASCO	1,200,000
INFRAESTRUCTURA VIAL , EN EL MUNICIPIO DE ALDAMA, EN EL ESTADO DE CHIHUAHUA	500,000
INFRAESTRUCTURA VIAL , EN EL MUNICIPIO DE AQUILES SERDÁN, EN EL ESTADO DE CHIHUAHUA	500,000
INFRAESTRUCTURA VIAL , EN EL MUNICIPIO DE ATLAHUILCO, EN EL ESTADO DE VERACRUZ	450,000
INFRAESTRUCTURA VIAL , EN EL MUNICIPIO DE CHIHUAHUA, EN EL ESTADO DE CHIHUAHUA	17,618,604
INFRAESTRUCTURA VIAL , EN EL MUNICIPIO DE DURANGO, EN EL ESTADO DE DURANGO	2,100,000
INFRAESTRUCTURA VIAL , EN EL MUNICIPIO DE HIDALGO DEL PARRAL, EN EL ESTADO DE CHIHUAHUA	1,000,000
INFRAESTRUCTURA VIAL DE LA AVENIDA CARNICERITO, EN EL MUNICIPIO DE TEPATITLÁN DE MORELOS, JALISCO.	9,200,000
INFRAESTRUCTURA VIAL DEL MUNICIPIO DE CENTLA, TABASCO	8,000,000
INFRAESTRUCTURA VIAL DEL MUNICIPIO DE CHIHUAHUA, CHIHUAHUA	10,000,000
INFRAESTRUCTURA VIAL DEL MUNICIPIO DE JUÁREZ, CHIHUAHUA	10,000,000
INFRAESTRUCTURA VIAL DEL MUNICIPIO DE TENOSIQUE, TABASCO	5,000,000
INFRAESTRUCTURA VIAL EN AGUASCALIENTES	700,000
INFRAESTRUCTURA VIAL EN AGUASCALIENTES EN CALLE ARTÍCULO 51	700,000
INFRAESTRUCTURA VIAL EN CALLE CORREA EN EL MUNICIPIO DE CÁRDENAS, TABASCO	3,616,014
INFRAESTRUCTURA VIAL EN CALLES DEL MUNICIPIO DE CÁRDENAS, TABASCO	11,521,800
INFRAESTRUCTURA VIAL EN CALLES DEL MUNICIPIO DE BALANCÁN, TABASCO	4,348,648
INFRAESTRUCTURA VIAL EN CALLES DEL MUNICIPIO DE CÁRDENAS, TABASCO	1,435,627
INFRAESTRUCTURA VIAL EN CALLES DEL MUNICIPIO DE JONUTA, TABASCO	6,377,072
INFRAESTRUCTURA VIAL EN EL BARRIO DE LA PURÍSIMA, EN EL MUNICIPIO DE JOCOTEPEC, JALISCO.	6,000,000
INFRAESTRUCTURA VIAL EN EL ESTADO DE CHIAPAS	352,000,000
INFRAESTRUCTURA VIAL EN EL ESTADO DE NAYARIT	137,700,000
INFRAESTRUCTURA VIAL EN EL ESTADO DE ZACATECAS	375,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE ABASOLO EN EL ESTADO DE TAMAULIPAS	2,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE AHUALULCO, ESTADO DE SAN LUIS POTOSÍ	1,230,000
INFRAESTRUCTURA VÍAL EN EL MUNICIPIO DE AMATÁN, DEL ESTADO DE CHIAPAS	1,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE APATZINGÁN, MICHOACÁN	4,838,895
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE BALANCÁN, TABASCO	3,750,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE BUSTAMANTE EN EL ESTADO DE TAMAULIPAS	1,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE CALCAHUALCO DEL ESTADO DE VERACRUZ	3,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE CAPULHUAC, MÉXICO	2,250,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE CÁRDENAS, TABASCO	16,470,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE CASAS EN EL ESTADO DE TAMAULIPAS	2,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE CENTRO, TABASCO	23,442,330
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE CHOCAMÁN DEL ESTADO DE VERACRUZ	13,000,000
INFRAESTRUCTURA VÍAL EN EL MUNICIPIO DE CINTALAPA, DEL ESTADO DE CHIAPAS	1,500,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE COMONDÚ DEL ESTADO DE BAJA CALIFORNIA SUR	20,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE COMONFORT EDO DE GUANAJUATO	2,500,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE CORTAZAR ESTADO DE GUANAJUATO	14,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE CRUILLAS EN EL ESTADO DE TAMAULIPAS	1,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE CUNDUACÁN, TABASCO	8,400,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE EL MANTE EN EL ESTADO DE TAMAULIPAS	2,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE ETZATLÁN, JALISCO.	6,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE GENERAL ZARAGOZA EN EL ESTADO DE NUEVO LEÓN	3,400,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE GÓMEZ FARÍAS EN EL ESTADO DE TAMAULIPAS	1,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE GÓMEZ PALACIO EN EL ESTADO DE DURANGO	14,100,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE GONZÁLEZ EN EL ESTADO DE TAMAULIPAS	1,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE HEROICA CIUDAD DE JUCHITÁN DE ZARAGOZA, ESTADO DE OAXACA	5,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE HOCTÚN, ESTADO DE YUCATÁN	800,000

INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE HUALAHUISES EN EL ESTADO DE NUEVO LEÓN	5,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE HUEYOTLIPAN, ESTADO DE TLAXCALA	1,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE HUIMANGUILLO, TABASCO	11,880,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE ITURBIDE EN EL ESTADO DE NUEVO LEÓN	4,000,000
INFRAESTRUCTURA VÍAL EN EL MUNICIPIO DE IXTACOMITÁN, DEL ESTADO DE CHIAPAS	1,100,000
INFRAESTRUCTURA VÍAL EN EL MUNICIPIO DE IXTAPANGAJOYA, DEL ESTADO DE CHIAPAS	2,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE JALAPA, TABASCO	2,400,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE JALPA DE MÉNDEZ, TABASCO	5,520,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE JALPAN DE SERRA EN EL ESTADO DE QUERÉTARO	1,800,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE JAUMAVE EN EL ESTADO DE TAMAULIPAS	1,050,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE JIMÉNEZ EN EL ESTADO DE TAMAULIPAS	2,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE LERDO EN EL ESTADO DE DURANGO	10,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE LLERA EN EL ESTADO DE TAMAULIPAS	1,050,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE MALTRATA DEL ESTADO DE VERACRUZ	700,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE MATAMOROS EN EL ESTADO DE TAMAULIPAS	35,200,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE MEOQUI DEL ESTADO DE CHIHUAHUA.	3,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE MIER Y NORIEGA EN EL ESTADO DE NUEVO LEÓN	3,400,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE MIXTLÁN, JALISCO.	4,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE OCAMPO EN EL ESTADO DE TAMAULIPAS	5,300,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE OXKUTZCAB, ESTADO DE YUCATÁN	1,900,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE PALMILLAS EN EL ESTADO DE TAMAULIPAS	1,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE PARAÍSO, TABASCO	5,730,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE PUEBLO NUEVO EDO DE GUANAJUATO	2,500,000
INFRAESTRUCTURA VÍAL EN EL MUNICIPIO DE REFORMA, DEL ESTADO DE CHIAPAS	3,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE REYNOSA EN EL ESTADO DE TAMAULIPAS	20,600,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE RÍO BRAVO EN EL ESTADO DE TAMAULIPAS	15,500,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE RÍO GRANDE, ESTADO DE ZACATECAS	3,225,357
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE ROSALES DEL ESTADO DE CHIHUAHUA.	3,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN LUIS POTOSÍ, ESTADO DE SAN LUIS POTOSÍ	51,240,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN MARTÍN CHALCHICUAUTLA, ESTADO DE SAN LUIS POTOSÍ	1,410,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN MARTÍN HIDALGO, JALISCO.	3,500,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SANTIAGO EN EL ESTADO DE NUEVO LEÓN	5,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SOLEDAD DE GRACIANO SÁNCHEZ, ESTADO DE SAN LUIS POTOSÍ	17,760,000
INFRAESTRUCTURA VÍAL EN EL MUNICIPIO DE SOLOSUCHIAPA, DEL ESTADO DE CHIAPAS	1,500,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE TABASCO, ESTADO DE ZACATECAS	1,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE TAMPACÁN, ESTADO DE SAN LUIS POTOSÍ	1,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE TAMPICO EN EL ESTADO DE TAMAULIPAS	20,600,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE TEPAKÁN, ESTADO DE YUCATÁN	800,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE TIERRA BLANCA, VERACRUZ	1,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE TOMATLÁN DEL ESTADO DE VERACRUZ	3,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE TOTOLAC, ESTADO DE TLAXCALA	1,380,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE TULA EN EL ESTADO DE TAMAULIPAS	1,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE TULTEPEC, MÉXICO	6,090,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE URUAPAN, MICHOACÁN	2,478,564
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE VANEGAS, ESTADO DE SAN LUIS POTOSÍ	800,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE VICTORIA EN EL ESTADO DE TAMAULIPAS	41,600,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE VILLA TEJÚPAM DE LA UNIÓN, ESTADO DE OAXACA	800,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE XALOZTOC, ESTADO DE TLAXCALA	1,440,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE XOCCHEL, ESTADO DE YUCATÁN	800,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE ZACOALCO DE TORRES, JALISCO.	4,500,000

INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE ZAPOTLÁN EL GRANDE, JALISCO.	15,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE ZAPOTLANEJO, JALISCO.	20,200,000
INFRAESTRUCTURA VIAL EN EL MUNICPIO DE TECHALUTA DE MONTENEGRO, JALISCO.	4,000,000
INFRAESTRUCTURA VIAL EN LA ZONA ORIENTE DEL MUNICIPIO DE SAN PEDRO TLAQUEPAQUE, JALISCO.	20,000,000
INFRAESTRUCTURA VIAL EN LOS MUNICIPIOS DE HUEYOTLIPAN Y BENITO JUÁREZ, TLAXCALA	69,100,000
INFRAESTRUCTURA VIAL EN LOS MUNICIPIOS DE XALOZTOC Y TERRENATE, TLAXCALA	82,300,000
INFRAESTRUCTURA VIAL ESTATAL EN EL ESTADO DE DURANGO	65,000,000
INFRAESTRUCTURA VIAL PARA EL ESTADO DE OAXACA	200,000,000
INFRAESTRUCTURA VIAL PARA EL MUNICIPIO DE CIÉNEGA DE FLORES, NUEVO LEÓN	1,620,000
INFRAESTRUCTURA VIAL PARA EL MUNICIPIO DE COAPILLA. ESTADO DE CHIAPAS	800,000
INFRAESTRUCTURA VIAL PARA EL MUNICIPIO DE COCHOAPA EL GRANDE. ESTADO DE GUERRERO	1,260,000
INFRAESTRUCTURA VIAL PARA EL MUNICIPIO DE COCOTITLÁN, MÉXICO	2,000,000
INFRAESTRUCTURA VIAL PARA EL MUNICIPIO DE EDUARDO NERI. ESTADO DE GUERRERO	1,500,000
INFRAESTRUCTURA VIAL PARA EL MUNICIPIO DE HEROICA CIUDAD DE HUAJUAPAN DE LEÓN, ESTADO DE OAXACA	1,000,000
INFRAESTRUCTURA VIAL PARA EL MUNICIPIO DE HUAZALINGO. ESTADO DE HIDALGO	1,000,000
INFRAESTRUCTURA VIAL PARA EL MUNICIPIO DE IXHUATÁN, ESTADO DE CHIAPAS	800,000
INFRAESTRUCTURA VIAL PARA EL MUNICIPIO DE LA UNIÓN DE ISIDORO MONTES DE OCA, ESTADO DE GUERRERO	1,710,000
INFRAESTRUCTURA VIAL PARA EL MUNICIPIO DE OCUILAN, MÉXICO	2,100,000
INFRAESTRUCTURA VIAL PARA EL MUNICIPIO DE PANTELHÓ, ESTADO DE CHIAPAS	1,290,000
INFRAESTRUCTURA VIAL PARA EL MUNICIPIO DE SALINAS VICTORIA. ESTADO DE NUEVO LEÓN	2,090,000
INFRAESTRUCTURA VIAL PARA EL MUNICIPIO DE SAN MARCOS ARTEAGA. ESTADO DE OAXACA	800,000
INFRAESTRUCTURA VIAL PARA EL MUNICIPIO DE SAN MARTÍN ZACATEPEC, ESTADO DE OAXACA	800,000
INFRAESTRUCTURA VIAL PARA EL MUNICIPIO DE SAN SIMÓN DE GUERRERO, MÉXICO	800,000
INFRAESTRUCTURA VIAL PARA EL MUNICIPIO DE SANTA CRUZ TACACHE DE MINA. ESTADO DE OAXACA	800,000
INFRAESTRUCTURA VIAL PARA EL MUNICIPIO DE SANTIAGO PINOTEPA NACIONAL, ESTADO DE OAXACA	6,560,000
INFRAESTRUCTURA VIAL PARA EL MUNICIPIO DE SANTO DOMINGO TEHUANTEPEC ESTADO DE OAXACA	10,000,000
INFRAESTRUCTURA VIAL PARA EL MUNICIPIO DE SANTO DOMINGO TEHUANTEPEC. ESTADO DE OAXACA	2,240,000
INFRAESTRUCTURA VIAL PARA EL MUNICIPIO DE VILLALDAMA, NUEVO LEÓN	800,000
INFRAESTRUCTURA VIAL PARA EL MUNICIPIO DE ZIHUATANEJO DE AZUETA. ESTADO DE GUERRERO	4,830,000
INFRAESTRUCTURA VIAL Y BANQUETAS DEL CENTRO HISTÓRICO DE TEHUANTEPEC EN EL MUNICIPIO DE SANTO DOMINGO TEHUANTEPEC, EN EL ESTADO DE OAXACA	27,700,000
INFRAESTRUCTURA VIAL, EN EL MUNICIPIO DE CUENCAMÉ, EN EL ESTADO DE DURANGO	8,000,000
INFRAESTRUCTURA VIAL, EN EL MUNICIPIO DE GUANACEVÍ, EN EL ESTADO DE DURANGO	10,000,000
INFRAESTRUCTURA VIAL, EN EL MUNICIPIO DE SANTIAGO PAPASQUIARO, EN EL ESTADO DE DURANGO	8,000,000
LATERAL NORTE BOULEVARD MIGUEL DE LA MADRID (TRAMO DEL VELERO- COMERCIAL MEXICANA), EN EL MUNICIPIO DE MANZANILLO, EN EL ESTADO DE COLIMA	20,000,000
LIBRAMIENTO, EN EL MUNICIPIO DE BRISEÑAS, EN EL ESTADO DE MICHOACÁN	1,000,000
MEJORAMIENTO DE CALLE SEVILLA, SAN JOSÉ NAVAJAS, EL MARQUÉS, QUERÉTARO	5,516,280
MODERNIZACIÓN BOULEVARD CARRETERA 45 - VILLA OCAMPO EN EL MUNICIPIO DE OCAMPO, DURANGO	4,100,000
MODERNIZACIÓN DE CAMINO RURAL ECE REFORMA/BLANCA FLOR-ANDRÉS, MUNICIPIO DE BACALAR, QUINTANA ROO	9,120,000
MODERNIZACIÓN DEL CAMINO RURAL ECE SAN JOSÉ DE LA MONTAÑA/TOMÁS GARRIDO CANABAL-DOS AGUADAS, PRIMERA ETAPA, MUNICIPIO DE OTHÓN P. BLANCO, QUINTANA ROO	20,880,000
MODERNIZACIÓN DEL CAMINO SALAZAR-PIEDRA GRANDE, TRAMO 0+000 AL 1+852.16, EN EL MUNICIPIO DE HUIXQUILUCAN, EN EL ESTADO DE MÉXICO	21,059,103
MODERNIZACIÓN DEL CENTRO ADMINISTRATIVO MUNICIPAL., EN EL MUNICIPIO DE TENOSIQUE, EN EL ESTADO DE TABASCO	3,000,000
OBRAS DE DRENAJE EN LA LOCALIDAD LA FLORECILLA, EN EL MUNICIPIO DE SAN CRISTÓBAL DE LAS CASAS, EN EL ESTADO DE CHIAPAS	3,000,000
OBRAS DE PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN LA LOCALIDAD BETANIA, EN EL MUNICIPIO DE TEOPISCA, EN EL ESTADO DE CHIAPAS	1,500,000

PARQUE LINEAL DÍAZ DE LEÓN, EN EL MUNICIPIO DE MORELIA, EN EL ESTADO DE MICHOACÁN	9,856,371
PARQUES EN COMUNIDAD DE FELIPE CARRILLO PUERTO EN EL ESTADO DE QUINTANA ROO	5,000,000
PARQUES EN EL MUNICIPIO DE JOSÉ MARÍA MORELOS EN EL ESTADO DE QUINTANA ROO	3,600,000
PATIO CIVICO "TUNA MANZA", EN EL MUNICIPIO DE SAHUAYO, EN EL ESTADO DE MICHOACÁN	200,000
PAV. CALLE. PRIN. PAREDONES, EN EL MUNICIPIO DE JIQUILPAN, EN EL ESTADO DE MICHOACÁN	400,000
PAV. CJON. SAN AGUSTIN, EN EL MUNICIPIO DE SAHUAYO, EN EL ESTADO DE MICHOACÁN	500,000
PAVIMENTACIÓN DE LA CALLE BICENTENARIO EN LA COLONIA EL SENDERO VIEJO EN LA LOCALIDAD DE VILLA MADERO, EN EL MUNICIPIO DE MADERO, EN EL ESTADO DE MICHOACÁN	3,798,874
PAVIMENTACION DE LA CALLE PRIVADA ISIDRO TAPIA, EN EL MUNICIPIO DE ACUITZIO, EN EL ESTADO DE MICHOACÁN	1,440,751
PAVIMENTACIÓN DE LA CALLE PRIVADA INDEPENDENCIA LA LOCALIDAD DE VILLA MADERO EN EL MUNICIPIO DE MADERO, MICHOACÁN	1,187,563
PAVIMENTACION E INSTALACIÓN DE ALUMBRADO PÚBLICO EN LA COLONIA CRISTO REY , EN EL MUNICIPIO DE SOLIDARIDAD, EN EL ESTADO DE QUINTANA ROO	11,000,000
PAVIMENTACIÓN A BASE DE CARPETA ASFÁLTICA EN CALLES DE LA CABECERA MUNICIPAL , EN EL MUNICIPIO DE CHINA, EN EL ESTADO DE NUEVO LEÓN	7,557,882
PAVIMENTACIÓN A BASE DE CONCRETO HIDRÁULICO EN LA CALLE SOLIDARIDAD, EN EL MUNICIPIO DE TETELA DEL VOLCÁN, EN EL ESTADO DE MORELOS	2,660,844
PAVIMENTACIÓN A BASE DE CONCRETO HIDRÁULICO CALLE 5 DE MAYO ENTRADA A SAN LUCAS SECCIÓN 6, EN EL MUNICIPIO DE CUILÁPAM DE GUERRERO, EN EL ESTADO DE OAXACA	2,500,000
PAVIMENTACIÓN A BASE DE CONCRETO HIDRÁULICO EN DIFERENTES CALLES DEL MUNICIPIO, EN EL MUNICIPIO DE TLAQUILPA, EN EL ESTADO DE VERACRUZ	1,500,000
PAVIMENTACION A BASE DE CONCRETO HIDRÁULICO, REPOSICIÓN DEL SERVICIO DE DRENAJE SANITARIO Y REPOSICIÓN DEL SERVICIO DE AGUA POTABLE, CONSTRUCCIÓN DE GUARNICIONES Y BANQUETAS EN LA CALLE IGNACIO ZARAGOZA DE LA LOCALIDAD DE SAN JUAN BENITO JUÁREZ, EN EL MUNICIPIO DE CUITZEO, EN EL ESTADO DE MICHOACÁN	1,845,124
PAVIMENTACIÓN A BASE DE MEZCLA ASFÁLTICA EN CALIENTE EN LA ENTRADA EL FILLÓN EN EL MUNICIPIO DE JALPA DE MÉNDEZ, TABASCO	2,387,517
PAVIMENTACIÓN ASFÁLTICA DE CALLE PADRE MIER (ENTRE J.P. GUERRA Y BERNARDO REYES), EN EL MUNICIPIO DE MELCHOR OCAMPO, EN EL ESTADO DE NUEVO LEÓN	5,354,136
PAVIMENTACION ASFALTICO EN CALIENTE CALLE ANTIGUO CAMINO A LA CARPA , PARAJE LA ALAMBRADA, POBLADO DE SANTA MARIA, AHUACATITLAN, CUERNAVACA, MORELOS.	2,300,000
PAVIMENTACIÓN CALLE 8 DE MARZO DELEGACIÓN COLONIA NUEVA HINDU SECCIÓN CERRO AZUL, EN EL MUNICIPIO DE TECATE, EN EL ESTADO DE BAJA CALIFORNIA	675,780
PAVIMENTACION CALLE ANTONIO GUZMAN EN LA CABECERA MUNICIPAL, EN EL MUNICIPIO DE PURUÁNDIRO, EN EL ESTADO DE MICHOACÁN	1,000,000
PAVIMENTACION CALLE EMILIANO ZAPATA COL. SAN JUANITO., EN EL MUNICIPIO DE YAUTEPEC, EN EL ESTADO DE MORELOS	2,200,000
PAVIMENTACIÓN CALLE J. GUADALUPE EN LA COMUNIDAD FRANCISCO VILLA ASIENTOS, AGUASCALIENTES	2,800,000
PAVIMENTACION CALLE NICOLAS QUINTANA, EN EL MUNICIPIO DE YAUTEPEC, EN EL ESTADO DE MORELOS	2,200,000
PAVIMENTACION CALLE NIÑOS HEROES., EN EL MUNICIPIO DE YAUTEPEC, EN EL ESTADO DE MORELOS	3,700,000
PAVIMENTACIÓN CALLE TIERRA Y LIBERTAD COL. FRANCISCO VILLA, EN EL MUNICIPIO DE TECATE, EN EL ESTADO DE BAJA CALIFORNIA	1,554,774
PAVIMENTACIÓN CALLES RIBERA, ALVARO OBREGÓN, MUNICIPIO DE SAN FERNANDO, CHIAPAS	2,000,000
PAVIMENTACIÓN CAMINO DE SAN IGNACIO CERRO GORDO A PRESA BARAJAS, EN EL MUNICIPIO DE SAN IGNACIO CERRO GORDO, JALISCO	5,000,000
PAVIMENTACION COMUNIDAD DE LAS MESAS, EN EL MUNICIPIO DE CHARO, EN EL ESTADO DE MICHOACÁN	1,700,000
PAVIMENTACIÓN CON ADOCRETO Y BANQUETAS DE CONCRETO EN DIVERSAS CALLES, EN EL MUNICIPIO DE SAN JERÓNIMO ZACUALPAN, EN EL ESTADO DE TLAXCALA	5,487,423
PAVIMENTACION CON ADOQUIN DE CONCRETO Y SUSTITUCION DE LINEAS DE AGUA Y DRENAJE DE LA CALLE LOPEZ COTILLA, DELEGACION. LA JOYA, EN EL MUNICIPIO DE MAGDALENA, EN EL ESTADO DE JALISCO	2,500,000
PAVIMENTACIÓN CON ADOQUÍN Y CONSTRUCCIÓN DE RED DE AGUA Y ALCANTARILLADO EN LA CALLE 16 DE SEPTIEMBRE EN LA CABECERA MUNICIPAL DEL MUNICIPIO DE CIHUATLÁN, JALISCO.	5,950,000
PAVIMENTACIÓN CON ADOQUINAMIENTO DE LA CALLE 16 DE SEPTIEMBRE ENTRE CALLE IGNACIO ZARAGOZA Y CALLE EMILIANO ZAPATA EN SANTA MARIA CORONANGO. EN EL ESTADO DE PUEBLA	1,500,000
PAVIMENTACION CON ASFALTO DE LA CALLE LOS NOGALES, EN EL MUNICIPIO DE LAGUNILLAS, EN EL ESTADO DE MICHOACÁN	1,498,562

PAVIMENTACIÓN CON CARPETA ASFÁLTICA DE LA CARRETERA A SAN ANTONIO COAYUCA DEL TRAMO 0+000 00 AL 0+600.00 EN EL MUNICIPIO DE CHIETLA EN EL ESTADO DE PUEBLA	3,700,000
PAVIMENTACION CON CARPETA ASFALTICA EN LAS CALLES CONSTITUCION Y TRAMO DE LA CALLE EMILIANO ZAPATA, EN EL MUNICIPIO DE TEPEJI DEL RÍO DE OCAMPO, EN EL ESTADO DE HIDALGO	1,395,782
PAVIMENTACIÓN CON CONCRETO ASFÁLTICO DEL ACCESO PRINCIPAL DE SANTA GERTRUDIS MIRAMAR HASTA LA PLAYA CHIPEHUA EN EL MUNICIPIO DE SANTO DOMINGO TEHUANTEPEC, EN EL ESTADO DE OAXACA	26,082,757
PAVIMENTACIÓN CON CONCRETO ASFÁLTICO EN BOULEVARD ZARAGOZA EN RANCHO SAN PEDRO, EN EL MUNICIPIO DE URES, EN EL ESTADO DE SONORA	3,288,779
PAVIMENTACIÓN CON CONCRETO ESTAMPADO Y BANQUETAS CALLE CERRADA AMAPOLA, LOCALIDAD DE AXOCHIAPAN, MORELOS.	1,327,955
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA CALLE EL ZARCO EN LA LOCALIDAD DE AGUA BLANCA., EN EL MUNICIPIO DE TLACUILOTEPEC, EN EL ESTADO DE PUEBLA	1,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN LA AV. PEDRO ESQUEDA, EN EL MUNICIPIO DE JALOSTOTITLÁN, JALISCO	5,800,000
PAVIMENTACIÓN CON CONCRETO HIDRAULICO CALLE J. I. FRANCO COL. PAZ, EN EL MUNICIPIO DE SINGUILUCAN, EN EL ESTADO DE HIDALGO	1,500,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO CALLE PRINCIPAL "TLAXCALTITLA", EN EL MUNICIPIO DE TLAHUILTEPA, EN EL ESTADO DE HIDALGO	2,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO CALLE PRINCIPAL EN LA LOCALIDAD DE EL CASCO, EN EL MUNICIPIO DE METEPEC, EN EL ESTADO DE HIDALGO	2,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO CALLE S/N EN LA LOCALIDAD DE PASO DE LA VIRGEN, MUNICIPIO DE TUZANTLA, MICHOACÁN	1,500,000
PAVIMENTACIÓN CON CONCRETO HIDRAULICO CALLE SIN NOMBRE EN LA LOCALIDAD DE LINDA VISTA DEL MUNICIPIO DE SOLEDAD ATZOMPA EN EL ESTADO DE VERACRUZ	750,000
PAVIMENTACIÓN CON CONCRETO HIDRAULICO DE CALLE GENERAL GONZALO ALDAPE, COL. OTILIO MONTAÑO, EN EL MUNICIPIO DE TLALTIZAPÁN DE ZAPATA, EN EL ESTADO DE MORELOS	1,648,966
PAVIMENTACIÓN CON CONCRETO HIDRAULICO DE CALLE GUERRERO, EN LA LOCALIDAD SANTA BÁRBARA, MPIO. OCAMPO EN EL ESTADO DE GUANAJUATO	1,300,000
PAVIMENTACIÓN CON CONCRETO HIDRAULICO DE CALLE HIDALGO EN LA LOCALIDAD SANTA BÁRBARA, MPIO. OCAMPO EN EL ESTADO DE GUANAJUATO	1,300,000
PAVIMENTACION CON CONCRETO HIDRAULICO DE LA CALLE EMILIANO ZAPATA SEGUNDA ETAPA EN LA LOCALIDAD DE SAN PEDRO PETLACOTLA, EN EL MUNICIPIO DE TLACUILOTEPEC, EN EL ESTADO DE PUEBLA	1,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA ANTIGUA CARRETERA A CHAPALA, DESDE LA CALLE SANTA TERESITA HASTA EL LÍMITE MUNICIPAL CON EL SALTO, EN EL MUNICIPIO DE TLAJOMULCO DE ZÚÑIGA, JALISCO.	10,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA AVE. MICHOACÁN, DE LA LOCALIDAD DE LA FLORIDA, EN EL MUNICIPIO DE TARETAN, EN EL ESTADO DE MICHOACÁN	612,314
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA AVENIDA PALOMA, EN EL MUNICIPIO DE MORELIA, EN EL ESTADO DE MICHOACÁN	5,750,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA CALLE 15 DE SEPTIEMBRE, CUAUTLA, MORELOS.	5,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA CALLE 21 DE MARZO, DE LA LOCALIDAD DE TOMENDÁN, EN EL MUNICIPIO DE TARETAN, EN EL ESTADO DE MICHOACÁN	1,020,504
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA CALLE 4 SUR, COLONIA CENTRO DEL MUNICIPIO DE ATEMPAN, DEL ESTADO DE PUEBLA	675,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA CALLE ADOLFO LÓPEZ MATEOS EN LA LOCALIDAD DE CHIGNAHUAPAN DEL MUNICIPIO DE CHIGNAHUAPAN DEL ESTADO DE PUEBLA	2,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA CALLE BOLIVIA ENTRE LAS CALLES BELICE Y ARROYO DEL PARAMO, EN EL MUNICIPIO DE URUAPAN, EN EL ESTADO DE MICHOACÁN	1,989,654
PAVIMENTACION CON CONCRETO HIDRÁULICO DE LA CALLE CONASUPO, EN EL MUNICIPIO DE JUÁREZ, EN EL ESTADO DE MICHOACÁN	1,775,479
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA CALLE EL DORADO ENTRE LA CALLE JAZMÍN Y MARAVILLAS COLONIA JARDINES DEL PEDREGAL, EN EL MUNICIPIO DE URUAPAN, EN EL ESTADO DE MICHOACÁN	2,498,315
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA CALLE EMILIANO ZAPATA DE LA LOCALIDAD DE LAGUNILLAS DE RAYÓN, EN EL MUNICIPIO DE CHIETLA, EN EL ESTADO DE PUEBLA	1,800,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA CALLE EMILIANO ZAPATA EN LA LOCALIDAD MIRASOL, EN EL MUNICIPIO DE AMIXTLÁN, EN EL ESTADO DE PUEBLA	1,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA CALLE ESPERANZA ENTRE LA CALLE VICENTE GUERRERO Y BENITO JUAREZ DE LA LOCALIDAD DE LA PALMA, EN EL MUNICIPIO DE CHIETLA, EN EL ESTADO DE PUEBLA	784,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA CALLE FRANCISCO I. MADERO, DE LA LOCALIDAD DE LA PURÍSIMA, EN EL MUNICIPIO DE TARETAN, EN EL ESTADO DE MICHOACÁN	2,044,262

PAVIMENTACION CON CONCRETO HIDRAULICO DE LA CALLE HACIA PALO BLANCO EN LA LOCALIDAD DE ITZATLAN , EN EL MUNICIPIO DE TLACUILOTEPEC, EN EL ESTADO DE PUEBLA	1,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA CALLE HERRERA Y CAIRO, ENTRE LAS CALLES ZARAGOZA Y CONSTITUCIÓN (QUINTA ETAPA), EN EL MUNICIPIO DE JUANACATLÁN, JALISCO.	6,100,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA CALLE IGNACIO ZARAGOZA EN LA LOCALIDAD DE COLOSTITLAN, EN EL MUNICIPIO DE HUEYAPAN, EN EL ESTADO DE PUEBLA	3,000,000
PAVIMENTACION CON CONCRETO HIDRAULICO DE LA CALLE LAS CARRERAS EN LA LOCALIDAD DE PAPALOCTIPAN, EN EL MUNICIPIO DE TLACUILOTEPEC, EN EL ESTADO DE PUEBLA	1,000,000
PAVIMENTACION CON CONCRETO HIDRAULICO DE LA CALLE LAS MAGNOLIAS EN LA LOCALIDAD DEL RINCON, EN EL MUNICIPIO DE TLACUILOTEPEC, EN EL ESTADO DE PUEBLA	1,000,000
PAVIMENTACION CON CONCRETO HIDRÁULICO DE LA CALLE LIBERTAD, EN EL MUNICIPIO DE JALPAN, EN EL ESTADO DE PUEBLA	1,500,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA CALLE MIGUEL HIDALGO ENTRE CALLE INDEPENDENCIA Y 16 DE SEPTIEMBRE DE LA LOCALIDAD DE AHUEHUETZINGO, EN EL MUNICIPIO DE CHIETLA, EN EL ESTADO DE PUEBLA	1,536,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA CALLE MIGUEL HIDALGO, DE LA LOCALIDAD DE TOMENDÁN, EN EL MUNICIPIO DE TARETAN, EN EL ESTADO DE MICHOACÁN	1,319,938
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA CALLE MORELOS EN EL MUNICIPIO DE PERIBÁN, MICHOACÁN	1,598,654
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA CALLE PRINCIPAL DE LA LOCALIDAD DE LOS LOBOS, EN TANGANCÍCUARO, MICHOACÁN	1,999,547
PAVIMENTACION CON CONCRETO HIDRAULICO DE LA CALLE PRINCIPAL EN LA LOCALIDAD DE TEMAZCALAPA, EN EL MUNICIPIO DE TLACUILOTEPEC, EN EL ESTADO DE PUEBLA	1,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA CALLES 5 DE MAYO DE LA LOCALIDAD DE LAS DELICIAS, MUNICIPIO DE ATEMPAN, PUEBLA	2,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA LATERAL DE AVENIDA VALLARTA, ENTRE LA AVENIDA JUAN PALOMAR Y ARIAS Y ANILLO PERIFÉRICO, EN EL MUNICIPIO DE ZAPOPAN, JALISCO.	7,200,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE VARIAS CALLES EN LA ZONA SUR DE LA CIUDAD DE PUEBLA	10,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DEL 0 + 487.65 AL 0+932.07 EN LA CALLE IGNACIO ZARAGOZA DEL MUNICIPIO DE JONUTA, TABASCO	5,608,326
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DEL 0+000 AL 0+ 684.96 LA CALLE MANUEL EVIA DEL MUNICIPIO DE JONUTA, TABASCO	4,276,443
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DEL 0+000 AL 0+563.94 EN LA AVENIDA PERIFERICO DEL MUNICIPIO DE JONUTA, TABASCO	5,115,231
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO E INTRODUCCIÓN LÍNEA DE AGUA POTABLE Y DRENAJE DE CALLE ALEJANDRINA ENTRE CUAUHTÉMOC Y JOSÉ LICEA, EN EL MUNICIPIO DE SAHUAYO, EN EL ESTADO DE MICHOACÁN	1,101,440
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO E INTRODUCCIÓN LÍNEA DE AGUA POTABLE Y DRENAJE DE CALLE FLOR DE DURAZNO ENTRE ANGELINA PRADO Y JAZMIN DEL MUNICIPIO DE SAHUAYO, MICHOACÁN	1,269,446
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO E INTRODUCCIÓN LÍNEA DE AGUA POTABLE Y DRENAJE DE CALLE HIEDRAS ENTRE ANGELINA PRADO Y JAZMIN DEL MUNICIPIO DE SAHUAYO, MICHOACÁN	1,530,773
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO E INTRODUCCIÓN LÍNEA DE AGUA POTABLE Y DRENAJE DE CALLE MONTES DE OCA ENTRE CHAPULTEPEC Y CALLE S/N, EN EL MUNICIPIO DE SAHUAYO, EN EL ESTADO DE MICHOACÁN	901,004
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN AV PROGRESO, EN EL MUNICIPIO DE LA CRUZ, EN EL ESTADO DE CHIHUAHUA	591,412
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN AV. CONSTITUCIÓN POR CALLE FLORES MAGÓN, EN EL MUNICIPIO DE TENOSIQUE, EN EL ESTADO DE TABASCO	3,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN AV. PRIMERA, EN EL MUNICIPIO DE LA CRUZ, EN EL ESTADO DE CHIHUAHUA	740,393
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN AVENIDA NÚMERO NUEVE EN CABECERA MUNICIPAL DE SINALOA, SINALOA	2,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN C. ESTACIÓN, EN EL MUNICIPIO DE LA CRUZ, EN EL ESTADO DE CHIHUAHUA	274,070
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN C. MANUEL OJINAGA, EN EL MUNICIPIO DE LA CRUZ, EN EL ESTADO DE CHIHUAHUA	841,964
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN CALLE BENITO JUÁREZ, TEZOYUCA, MUNICIPIO DE EMILIANO ZAPATA, MORELOS	5,449,450
PAVIMENTACION CON CONCRETO HIDRAULICO EN CALLE COAHUILA ENTRE CALLE REPUBLICA MEXICANA Y LA CRUZ, EN EL MUNICIPIO DE TEPEJI DEL RÍO DE OCAMPO, EN EL ESTADO DE HIDALGO	1,050,368
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN CALLE CRISTOBAL DOMÍNGUEZ COL OTILIO MONTAÑO, TLALTIZAPÁN DE ZAPATA, MORELOS.	2,256,540

PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN CALLE DE ACCESO A LA LOCALIDAD DE MESILLAS, EN EL MUNICIPIO DE METEPEC, EN EL ESTADO DE HIDALGO	250,000
PAVIMENTACIÓN CON CONCRETO HIDRAULICO EN CALLE DEL AGUILA, EN EL MUNICIPIO DE OCUITUCO, EN EL ESTADO DE MORELOS	1,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN CALLE DEL KINDER GABRIELA MISTRAL, EN EL MUNICIPIO DE LA CRUZ, EN EL ESTADO DE CHIHUAHUA	297,627
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN CALLE GIL MUÑOZ, LOCALIDAD DE ANENECUILCO, AYALA, MORELOS.	2,444,265
PAVIMENTACION CON CONCRETO HIDRAULICO EN CALLE LA CRUZ ENTRE CALLE MORELOS Y QUERETARO NOXTONGO 2A. SECCION, EN EL MUNICIPIO DE TEPEJI DEL RÍO DE OCAMPO, EN EL ESTADO DE HIDALGO	2,152,445
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN CALLE LAS FLORES, EN EL MUNICIPIO DE LA CRUZ, EN EL ESTADO DE CHIHUAHUA	414,897
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN CALLE NOVENA, EN EL MUNICIPIO DE LA CRUZ, EN EL ESTADO DE CHIHUAHUA	981,733
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN CALLE PARQUE BEISBOL, EN EL MUNICIPIO DE LA CRUZ, EN EL ESTADO DE CHIHUAHUA	484,973
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN CALLE PRIMERA, EN EL MUNICIPIO DE LA CRUZ, EN EL ESTADO DE CHIHUAHUA	859,726
PAVIMENTACION CON CONCRETO HIDRAULICO EN CALLE RECHEE PEÑA; LOC. OCUITUCO, MORELOS.	4,398,617
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN CALLE RIO AYALA, MAZATEPEC, MORELOS	4,620,000
PAVIMENTACION CON CONCRETO HIDRAULICO EN CALLE RIO GRANADA Y RIO AYALA EN COLONIA LINDA VISTA., EN EL MUNICIPIO DE MAZATEPEC, EN EL ESTADO DE MORELOS	2,800,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN CALLE TERCERA, EN EL MUNICIPIO DE LA CRUZ, EN EL ESTADO DE CHIHUAHUA	201,860
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN CALLE XALOSTOC, MAZATEPEC, MORELOS	4,200,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN COLONIA NUEVO METEPEC, EN HIDALGO	3,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN DIVERSAS CALLES DE LA RANCHERIA IXTACOMITÁN. DEL MUNICIPIO DEL CENTRO EN EL ESTADO DE TABASCO	16,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN EL BLVD IGNACIO DE LOYOLA ENTRE MIGUEL HIDALGO Y BENITO JUÁREZ, EN LA LOCALIDAD DE SINOQUIPE. , EN EL MUNICIPIO DE ARIZPE, EN EL ESTADO DE SONORA	1,250,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN LA CALLE 55 (1ERA. ETAPA), EN EL MUNICIPIO DE TENOSIQUE, EN EL ESTADO DE TABASCO	3,500,000
PAVIMENTACION CON CONCRETO HIDRAULICO EN LA CALLE HACIA LA CLINICA EN LA LOCALIDAD DE EL ZACATAL , EN EL MUNICIPIO DE TLACUILOTEPEC, EN EL ESTADO DE PUEBLA	1,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN LA CALLE NICOLAS BRAVO ENTRE AGUSTÍN DE ITURBIDE Y AUTOPISTA MEXICO-VERACRUZ	1,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN LA LOCALIDAD DE IXTOLCO, EN EL MUNICIPIO DE CUAUTEMPAN, EN EL ESTADO DE PUEBLA	500,000
PAVIMENTACION CON CONCRETO HIDRAULICO EN LA LOCALIDAD DE MELCHOR OCAMPO, CALLE SIN NOMBRE, EN EL MUNICIPIO DE TUZANTLA, EN EL ESTADO DE MICHOACÁN	1,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN LA LOCALIDAD DE TOTOMOXTLA CUAUTEMPAN, PUEBLA	2,500,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN LA RANCHERIA RÍO VIEJO. SECTOR MANDARINA., EN EL MUNICIPIO DE CENTRO, EN EL ESTADO DE TABASCO	10,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO ESTAMPADO EN LAS CALLES DEL CENTRO DE LA LOCALIDAD DE JUMILTEPEC, OCUITUCO, MORELOS.	2,904,542
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO, CALLEJÓN DE LOS AMATES, TETELA DEL MONTE, CUERNAVACA, MORELOS.	1,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO, GUARNICIONES DE LA CALLE DEL CAMINERO, CÁRDENAS, TABASCO	1,460,210
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO, GUARNICIONES Y BANQUETAS, DRENAJE Y AGUA POTABLE CALLE PAREDÓN Y CAMPO BELLOTE, CÁRDENAS, TABASCO	3,422,589
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO, GUARNICIONES Y BANQUETAS, RED DE DRENAJE Y AGUA POTABLE, CALLE ADOLFO RUIZ CORTINES, CÁRDENAS, TABASCO	3,715,034
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO, RED DE AGUA POTABLE Y DERENAJE SANITARIO EN LA CALLE 5 DE MAYO DE LA LOCALIDAD DE CUEXCOMATITLÁN, EN EL MUNICIPIO DE TLAJOMULCO DE ZÚÑIGA, JALISCO.	4,300,000
PAVIMENTACIÓN CON EMPEDRADO AHOGADO EN MORTERO Y HUELLAS DE CONCRETO EN EL CAMINO EL JORULLO - LOS LLANITOS, EN EL MUNICIPIO DE PUERTO VALLARTA, JALISCO.	7,750,000
PAVIMENTACIÓN CON EMPEDRADO AHOGADO EN MORTERO Y HUELLAS DE CONCRETO EN LA CALLE ABASOLO, EN EL MUNICIPIO DE PUERTO VALLARTA, JALISCO.	4,775,000

PAVIMENTACIÓN CON MEZCLA ASFALTICA EN LA RANCHERIA EL RIO. DE JALPA DE MÉNDEZ EN EL ESTADO DE TABASCO	2,000,000
PAVIMENTACIÓN CON MEZCLA ASFÁLTICA EN RA. GONZÁLEZ 3RA. SECCIÓN EN EL MUNICIPIO DE CENTRO, TABASCO	2,431,650
PAVIMENTACIÓN CON MEZCLA ASFÁLTICA TRAMO LA GUADALUPE, RANCHERÍA MECOACÁN 2DA. SECCIÓN (SAN LORENZO) DE JALPA DE MÉNDEZ EN EL ESTADO DE TABASCO	2,000,000
PAVIMENTACIÓN CONCRETO ASFÁLTICO CALLE PRINCIPAL EJIDO LA SELVA, EN EL MUNICIPIO DE HUAYACOCOTLA, EN EL ESTADO DE VERACRUZ	5,000,000
PAVIMENTACIÓN CONCRETO HIDRÁULICO CALLE HIDALGO, EN EL MUNICIPIO DE SANTA MARÍA LACHIXÍO, EN EL ESTADO DE OAXACA	2,000,000
PAVIMENTACIÓN DE ARROYO GUARNICIONES Y BANQUETAS EN LA CALLE NETZAHUALCOYOTL, RAFAEL ZEPEDA Y VICENTE GUERRERO, EN EL MUNICIPIO DE JARAL DEL PROGRESO, EN EL ESTADO DE GUANAJUATO	1,300,000
PAVIMENTACION DE AV INDEPENDENCIA, EN EL MUNICIPIO DE HIDALGO DEL PARRAL, EN EL ESTADO DE CHIHUAHUA	10,000,000
PAVIMENTACIÓN DE BOULEVARD ISIDRO RAMOS SALMERÓN CON CONCRETO HIDRÁULICO EN LA LOCALIDAD DE RUIZ CORTINES NÚMERO UNO EN EL MUNICIPIO DE SINALOA, EN SINALOA	6,000,000
PAVIMENTACIÓN DE CALLE 16 DE SEPTIEMBRE CON ADOCRETO, EN EL MUNICIPIO DE SANTA CRUZ QUILEHTLA, EN EL ESTADO DE TLAXCALA	4,650,943
PAVIMENTACIÓN DE CALLE A BASE DE MEZCLA ASFÁLTICA EN FRIO EN LA COL. ARBOLEDA (RA. RIO SECO Y MONTAÑA 2DA. SECCIÓN), EN EL MUNICIPIO DE HUIMANGUILLO, EN EL ESTADO DE TABASCO	2,000,000
PAVIMENTACION DE CALLE ALLENDE , EN EL MUNICIPIO DE SAN DIEGO DE LA UNIÓN, EN EL ESTADO DE GUANAJUATO	1,790,000
PAVIMENTACIÓN DE CALLE CAROLINO ANAYA, ENTRE CALLE MIGUEL ALEMAN Y CALLE PEDRO ANZURES, COLONIA EL SABINAL EN PEROTE, VERACRUZ	917,280
PAVIMENTACIÓN DE CALLE DE ACCESO A LA CLÍNICA EN EL MUNICIPIO DE HUEJUTLA DE REYES, HIDALGO	1,535,288
PAVIMENTACION DE CALLE DE LA BONDAD COL. FEDERICO PIÑON , EN EL MUNICIPIO DE HIDALGO DEL PARRAL, EN EL ESTADO DE CHIHUAHUA	1,000,000
PAVIMENTACION DE CALLE DE LA GLORIA COL. FEDERICO PIÑON , EN EL MUNICIPIO DE HIDALGO DEL PARRAL, EN EL ESTADO DE CHIHUAHUA	1,000,000
PAVIMENTACION DE CALLE DEL RAYO , EN EL MUNICIPIO DE HIDALGO DEL PARRAL, EN EL ESTADO DE CHIHUAHUA	2,400,000
PAVIMENTACIÓN DE CALLE EN EL MUNICIPIO DE ERONGARÍCUARO, MICHOACÁN	987,528
PAVIMENTACIÓN DE CALLE EN TETECALA EN EL MUNICIPIO DE TETECALA, MORELOS	2,730,000
PAVIMENTACION DE CALLE ESCOBEDO 2 DA ETAPA, EN EL MUNICIPIO DE PINAL DE AMOLES, EN EL ESTADO DE QUERÉTARO	1,500,000
PAVIMENTACIÓN DE CALLE FRANCISCO GONZALEZ BOCA NEGRA ENTRE CALLE MORELOS Y CONSTITUYENTES COLONIA FRANCISCO GOZALEZ BOCA NEGRA EN TLAPACOYAN, VERACRUZ	2,000,000
PAVIMENTACIÓN DE CALLE FRANCISCO VILLA, EN EL MUNICIPIO DE TUZANTLA, EN EL ESTADO DE MICHOACÁN	820,036
PAVIMENTACIÓN DE CALLE INDEPENDENCIA, ENTRE CALLE INSURGENTES Y CALLE VERACRUZ, COLONIA JUSTO SIERRA EN PEROTE, VERACRUZ	1,216,800
PAVIMENTACION DE CALLE JESUS MORENO VACA, COL. GOMEZ MORIN , EN EL MUNICIPIO DE HIDALGO DEL PARRAL, EN EL ESTADO DE CHIHUAHUA	1,000,000
PAVIMENTACIÓN DE CALLE JOSÉ MARÍA MORELOS EN EL MUNICIPIO DE TACÁMBARO, EN EL ESTADO DE MICHOACÁN	689,542
PAVIMENTACION DE CALLE JULIAN CARRILLO, COL. GOMEZ MORIN , EN EL MUNICIPIO DE HIDALGO DEL PARRAL, EN EL ESTADO DE CHIHUAHUA	1,000,000
PAVIMENTACIÓN DE CALLE LOS ROSALES LOCALIDAD RINCON DE POXTLA EN TLALTETELA, VERACRUZ	2,180,000
PAVIMENTACIÓN DE CALLE LUIS DONALDO COLOSIIO EN TLALNELHUAYOCAN, VERACRUZ	765,000
PAVIMENTACIÓN DE CALLE MIGUEL HIDALGO 2A ETAPA CABECERA MUNICIPAL, EN TIERRA BLANCA EN EL ESTADO DE GUANAJUATO	1,300,000
PAVIMENTACION DE CALLE OCTAVIO PAZ COL. GOMEZ MORIN , EN EL MUNICIPIO DE HIDALGO DEL PARRAL, EN EL ESTADO DE CHIHUAHUA	1,000,000
PAVIMENTACIÓN DE CALLE PRIMERA PRIVADA MIGUEL HIDALGO EN TLALNELHUAYOCAN, VERACRUZ	870,000
PAVIMENTACIÓN DE CALLE PRINCIPAL DE LA LOCALIDAD DE MONTE PRIETO, PRIMERA ETAPA, TIERRA BLANCA, GUANAJUATO	5,000,000
PAVIMENTACIÓN DE CALLE PRINCIPAL EN LA LOCALIDAD DE CATALÁN DE REFUGIO (CATALANES), SAN DIEGO DE LA UNIÓN, GUANAJUATO	5,000,000
PAVIMENTACIÓN DE CALLE PRIVADA MIGUEL HIDALGO EN TLALNELHUAYOCAN, VERACRUZ	408,000

PAVIMENTACIÓN DE CALLE RIO SORDO EN TLALNELHUAYOCAN, VERACRUZ	408,000
PAVIMENTACIÓN DE CALLE SALVADOR GONZALES, ENTRE CALLE MIGUEL ALEMAN Y CALLE PEDRO ANZURES, COLONIA EL SABINAL EN PEROTE, VERACRUZ	904,800
PAVIMENTACIÓN DE CALLE SANTA ISABEL COLONIA GUADALUPE VICTORIA EN TLALNELHUAYOCAN, VERACRUZ	1,493,280
PAVIMENTACIÓN DE CALLE SANTA LUCIA COLONIA GUADALUPE VICTORIA EN TLALNELHUAYOCAN, VERACRUZ	1,440,000
PAVIMENTACIÓN DE CALLE SEGUNDA PRIVADA JAZMIN EN TLALNELHUAYOCAN, VERACRUZ	836,400
PAVIMENTACIÓN DE CALLE SILVERIO ABURTO EN LA COMUNIDAD DEL COLORADO, EN EL MUNICIPIO DE TENOCHTITLÁN, EN EL ESTADO DE VERACRUZ	1,000,000
PAVIMENTACION DE CALLE TEOFILO OLEA, COL. GOMEZ MORIN , EN EL MUNICIPIO DE HIDALGO DEL PARRAL, EN EL ESTADO DE CHIHUAHUA	1,000,000
PAVIMENTACIÓN DE CALLES DE CALLE VERACRUZ A AV. CENTRAL Y DE AV. FFCC. DE LOS REYES A AV. FRANCISCO VILLA PRIMERA ETAPA, MUNICIPIO DE NEZAHUALCÓYOTL, MÉXICO	8,640,000
PAVIMENTACIÓN DE CALLES EN CUADRANTE DE AV. CENTRAL A AV. PERIFÉRICO Y DE BOSQUES DE LOS CONTINENTES A RIO DE LOS REMEDIOS, MUNICIPIO DE NEZAHUALCÓYOTL, MÉXICO	8,470,000
PAVIMENTACIÓN DE CALLES EN CUADRANTE DE AV. RIVA PALACIO A AV. ADOLFO LÓPEZ MATEOS Y DE AV. CHIMALHUACÁN A AV. BORDO DE XOCHIACA, MUNICIPIO DE NEZAHUALCÓYOTL, MÉXICO	11,400,000
PAVIMENTACIÓN DE CALLES VARIAS EN EL MUNICIPIO DE TEMOZÓN, YUCATÁN.	2,800,122
PAVIMENTACION DE CAMINO A BASE DE MEZCLA ASFÁLTICA EN FRIO EN LA RA. PEDREGALITO 1ERA SECCIÓN, EN EL MUNICIPIO DE HUIMANGUILLO, EN EL ESTADO DE TABASCO	2,500,000
PAVIMENTACIÓN DE CAMINO A BASE DE MEZCLA ASFÁLTICA EN FRIO Y CONSTRUCCIÓN DE OBRAS DE DRENAJE MENOR EN EL EJ. AGAPITO DOMÍNGUEZ C., EN EL MUNICIPIO DE HUIMANGUILLO, EN EL ESTADO DE TABASCO	2,500,000
PAVIMENTACIÓN DE CAMINO A SANTA BÁRBARA EN EL MUNICIPIO DE TEPATITLÁN DE MORELOS, JALISCO	5,000,000
PAVIMENTACIÓN DE CAMINOS A BASE DE MEZCLA ASFÁLTICA EN EL MUNICIPIO DE HUIMANGUILLO, TABASCO	21,500,000
PAVIMENTACIÓN DE CAMINOS A BASE DE MEZCLA ASFÁLTICA EN EL MUNICIPIO DE JALPA DE MÉNDEZ, TABASCO	20,000,000
PAVIMENTACIÓN DE CAMINOS CON MEZCLA ASFALTICO EN CALIENTE EN EL MUNICIPIO DE MACUSPANA, TABASCO.	9,000,000
PAVIMENTACIÓN DE CARPETA ASFÁLTICA DE LA CALLE PRINCIPAL DE LA LOCALIDAD EL NUEVO SAUZ DE GUZMÁN , EN EL MUNICIPIO DE TANGANCÍCUARO, MICHOACÁN	998,987
PAVIMENTACIÓN DE CARRILES LATERALES DEL BOULEVARD JUAN ALONSO DE TORRES, ACCESO A CALLES DE LA COLONIA PRESIDENTES DE MÉXICO DEL BOULEVARD HILARIO MEDINA A BOULEVARD VASCO DE QUIROGA EN LEÓN, GUANAJUATO	5,098,750
PAVIMENTACIÓN DE CONCEPTCIÓN DE BUENOS, EN EL MUNICIPIO DE CONCEPCIÓN DE BUENOS AIRES, EN EL ESTADO DE JALISCO	3,000,000
PAVIMENTACIÓN DE CONCRETO EN LA CALLE SAN JUAN EN LA LOCALIDAD DE LA SÁBILA EN VENUSTIANO CARRANZA, MICHOACÁN	1,198,756
PAVIMENTACIÓN DE CONCRETO ASFÁLTICO EN CALLE PRINCIPAL DE LA ESTACIÓN, EN EL MUNICIPIO DE JIMÉNEZ, EN EL ESTADO DE MICHOACÁN	3,000,000
PAVIMENTACIÓN DE CONCRETO DE LA CALLE ALLENDE, EN EL MUNICIPIO DE PAJACUARÁN, EN EL ESTADO DE MICHOACÁN	4,111,469
PAVIMENTACION DE CONCRETO HIDRÁULICO CALLE ALDAMA, EN EL MUNICIPIO DE TLAZAZALCA, EN EL ESTADO DE MICHOACÁN	800,000
PAVIMENTACION DE CONCRETO HIDRAULICO CALLE ALLENDE, HUITZILAC, MORELOS.	1,377,687
PAVIMENTACION DE CONCRETO HIDRAULICO CALLE ITURBIDE COL. TRES MARIAS, HUITZILAC, MORELOS.	2,195,952
PAVIMENTACIÓN DE CONCRETO HIDRÁULICO CALLE PRINCIPAL "ACAPA", EN EL MUNICIPIO DE TLAHUILTEPA, EN EL ESTADO DE HIDALGO	3,600,000
PAVIMENTACION DE CONCRETO HIDRÁULICO DE CALLE PRINCIPAL Y CONSTRUCCIÓN DE GUARNICIONES Y BANQUETAS, RA. MIRAMAR T.S. , EN EL MUNICIPIO DE CENTRO, EN EL ESTADO DE TABASCO	3,607,846
PAVIMENTACION DE CONCRETO HIDRÁULICO DE LA AVENIDA JUÁREZ, EN EL MUNICIPIO DE CONTEPEC, EN EL ESTADO DE MICHOACÁN	2,995,645
PAVIMENTACIÓN DE CONCRETO HIDRÁULICO DE LA CALLE 5 DE MAYO DE LA LOCALIDAD PALMA REAL DE ADENTRO EN EL MUNICIPIO DE FRANCISCO Z. MENA, PUEBLA	3,000,000
PAVIMENTACION DE CONCRETO HIDRÁULICO EN CALLE CERRO DE LAS ROSAS EN CABECERA MUNICIPAL, EN EL MUNICIPIO DE QUIROGA, EN EL ESTADO DE MICHOACÁN	1,200,000
PAVIMENTACIÓN DE CONCRETO HIDRÁULICO EN CALLE IDELFONSO VALENCIANA Y BLVD. LUIS CARO EN JUAN ALDAMA, ZACATECAS	5,841,180

PAVIMENTACIÓN DE CONCRETO HIDRÁULICO EN EL MUNICIPIO DE SAN SIMÓN ZAHUATLÁN, OAXACA	2,000,000
PAVIMENTACIÓN DE CONCRETO HIDRÁULICO GUARNICIONES Y BANQUETA EN RA. ANACLETO CANABAL 1A SECCIÓN EN MUNICIPIO CENTRO, TABASCO	2,136,943
PAVIMENTACIÓN DE CONCRETO HIDRÁULICO Y SERVICIOS EN CALLE PRINCIPAL, EN LA LOCALIDAD DE LA UNIÓN (UNIÓN DE GUADALUPE), MUNICIPIO DE NUMARÁN, MICHOACÁN	2,456,321
PAVIMENTACIÓN DE CONCRETO HIDRÁULICO, DRENAJE, COLECTOR PLUVIAL Y LUMINARIAS DE LA AVENIDA LÁZARO CÁRDEAS (1.6KM) EN ZIRACUARETIRO, MICHOACÁN	2,985,655
PAVIMENTACIÓN DE DIVERSAS CALLES EN LA CIUDAD DE TECATE EN EL ESTADO DE BAJA CALIFORNIA	10,037,971
PAVIMENTACIÓN DE DIVERSOS TRAMOS DE CARRILES LATERALES DEL BOULEVARD JUAN ALONSO DE TORRES, ACCESO A CALLES DE LA COLONIA PRESIDENTES DE MÉXICO EN LEÓN, GUANAJUATO	5,098,750
PAVIMENTACIÓN DE LA AVENIDA CARNICERITO, EN EL MUNICIPIO DE TEPATITLÁN DE MORELOS, JALISCO.	9,700,000
PAVIMENTACION DE LA AVENIDA LÁZARO CÁRDENAS, EN LA LOCALIDAD DE BUENOS AIRES, EN EL MUNICIPIO DE LÁZARO CÁRDENAS, MICHOACÁN	2,120,800
PAVIMENTACIÓN DE LA AVENIDA UNIVERSIDAD (TERCERA ETAPA), EN EL MUNICIPIO DE OCOTLÁN, JALISCO.	10,000,000
PAVIMENTACIÓN DE LA CALLE CHICOS, DE LA LOCALIDAD DE LAS GUACAMAYAS, EN EL MUNICIPIO DE LÁZARO CÁRDENAS, MICHOACÁN	1,166,590
PAVIMENTACION DE LA CALLE COFRADÍA DE OSTULA, EN EL MUNICIPIO DE AQUILA, EN EL ESTADO DE MICHOACÁN	1,986,465
PAVIMENTACIÓN DE LA CALLE DETRÁS DE LA CENTRAL EN EL MUNICIPIO DE TACÁMBARO, EN EL ESTADO DE MICHOACÁN	1,245,874
PAVIMENTACIÓN DE LA CALLE EMILIANO ZAPATA ENTE JUSTO SIERRA Y FRANCISCO I. MADERO, BARRIO SEGUNDO, EN EL MUNICIPIO DE TATAHUICAPAN DE JUÁREZ, EN EL ESTADO DE VERACRUZ	1,900,000
PAVIMENTACION DE LA CALLE EMILIANO ZAPATA, (DRENAJE, GUARNICIONES, PAVIMENTACION Y ALUMBRADO PUBLICO)., EN EL MUNICIPIO DE YAUTEPEC, EN EL ESTADO DE MORELOS	1,500,000
PAVIMENTACIÓN DE LA CALLE EN EL MUNICIPIO DE SAN MARTÍN DE BOLAÑOS, JALISCO	1,000,000
PAVIMENTACIÓN DE LA CALLE FRANCISCO I MADERO DE LA COMUNIDAD DE TLACOTEPEC, EN EL MUNICIPIO DE ZACUALPAN DE AMILPAS, EN EL ESTADO DE MORELOS	1,000,000
PAVIMENTACION DE LA CALLE FRANCISCO VÁZQUEZ, EN EL MUNICIPIO DE APATZINGÁN, EN EL ESTADO DE MICHOACÁN	4,987,523
PAVIMENTACION DE LA CALLE FRESA , EN EL MUNICIPIO DE LÁZARO CÁRDENAS, EN EL ESTADO DE MICHOACÁN	1,161,456
PAVIMENTACIÓN DE LA CALLE GENERAL AMARO, MUNICIPIO DE TARIMORO, GUANAJUATO	1,229,205
PAVIMENTACIÓN DE LA CALLE INSURGENTES DEL MUNICIPIO DE TACÁMBARO, EN EL ESTADO DE MICHOACÁN	998,654
PAVIMENTACIÓN DE LA CALLE JOSÉ SÁNCHEZ VILLASEÑOR ENTRE AEROPUERTO Y MARCOS CASTELLANOS, COLONIA MARCOS CASTELLANOS, EN EL MUNICIPIO DE SAHUAYO, EN EL ESTADO DE MICHOACÁN	941,898
PAVIMENTACIÓN DE LA CALLE LAS MARGARITAS . COL. LAS FLORES, TARANDACUAO EN EL ESTADO DE GUANAJUATO	1,300,000
PAVIMENTACIÓN DE LA CALLE LERDO DE TEJADA, MUNICIPIO DE URIANGATO, GUANAJUATO	2,000,000
PAVIMENTACION DE LA CALLE LIBRAMIENTO, EN LA LOCALIDAD DE LAS GUACAMAYAS, EL MUNICIPIO DE LÁZARO CÁRDENAS, MICHOACÁN	1,279,520
PAVIMENTACIÓN DE LA CALLE MALECÓN 1A. ETAPA EN LA CABECERA MUNICPAL EN TIERRA BLANCA EN EL ESTADO DE GUANAJUATO	1,300,000
PAVIMENTACIÓN DE LA CALLE MANGOS , EN LA LOCALIDAD DE LAS GUACAMAYAS, EN EL MUNICIPIO DE LÁZARO CÁRDENAS, MICHOACÁN	1,337,660
PAVIMENTACIÓN DE LA CALLE MÁRMOL, DE LA LOCALIDAD LA MIRA, EN EL MUNICIPIO DE LÁZARO CÁRDENAS, MICHOACÁN	810,725
PAVIMENTACIÓN DE LA CALLE MICHOACANA EN LA LOCALIDAD DE LA PALMA (LA PALMA DE JESÚS) EN VENUSTIANO CARRANZA, MICHOACÁN	989,654
PAVIMENTACIÓN DE LA CALLE MIGUEL HIDALGO DE SAN ANTONIO EMENGUARO, MUNICIPIO DE SALVATIERRA, GUANAJUATO	2,193,795
PAVIMENTACIÓN DE LA CALLE MIGUEL HIDALGO, MUNICIPIO DE URIANGATO, GUANAJUATO	2,000,000
PAVIMENTACIÓN DE LA CALLE MORELOS, ENTRE VALLARTA Y GONZÁLEZ HERMOSILLO EN EL MUNICIPIO DE TEPATITLÁN DE MORELOS, JALISCO	10,000,000
PAVIMENTACIÓN DE LA CALLE OTILIO MONTAÑO EN EL MUNICIPIO DE PERIBÁN, MICHOACÁN	2,400,000
PAVIMENTACIÓN DE LA CALLE PALO SECO A LA RESOLANA, CABECERA MUNICIPAL PUEBLO NUEVO EN EL ESTADO DE GUANAJUATO	1,300,000
PAVIMENTACIÓN DE LA CALLE PLÁTANOS, DE LA LOCALIDAD DE LAS GUACAMAYAS, EN EL MUNICIPIO DE LÁZARO CÁRDENAS, MICHOACÁN	938,700
PAVIMENTACIÓN DE LA CALLE PRINCIPAL DE ACCESO A LAS ESCUELAS 2A ETAPA EN LA COMUNIDAD	1,150,000

DE SAN FRANCISCO DE LA SOLEDAD., EN EL MUNICIPIO DE ABASOLO, EN EL ESTADO DE GUANAJUATO	
PAVIMENTACIÓN DE LA CALLE PRINCIPAL DE LA LOCALIDAD DE EL CAHULOTE DE SANTA ANA, DEL MUNICIPIO DE TURICATO, EN EL ESTADO DE MICHOACÁN	4,988,654
PAVIMENTACIÓN DE LA CALLE PROLONGACIÓN ESCOBEDO, ENTRE LAS CALLES HIGUERA Y LÁZARO CÁRDENAS, EN LA LOCALIDAD DE LOMAS DE TEJEDA (PRIMERA ETAPA), EN EL MUNICIPIO DE TLAJOMULCO DE ZÚÑIGA, JALISCO.	10,000,000
PAVIMENTACIÓN DE LA CALLE SANTO NIÑO DE ATOCHA, EN LA COMUNIDAD DE OJUELOS DE JALISCO	6,900,000
PAVIMENTACIÓN DE LA CALLE YURIRIA EN EL MUNICIPIO DE SANTIAGO MARAVATÍO, GUANAJUATO	1,300,000
PAVIMENTACIÓN DE LA CALLEDE LAS ESCUELAS 2A. ETAPA EN LA COMUNIDAD DE ZAPOTE DE PERALTA, GTO., EN EL MUNICIPIO DE ABASOLO, EN EL ESTADO DE GUANAJUATO	1,150,000
PAVIMENTACIÓN DE LA CALZADA BENITO JUÁREZ PRIMERA Y SEGUNDA ETAPA EN URUAPAN, MICHOACÁN	15,000,000
PAVIMENTACIÓN DE LA CARRETERA A YAHUALICA A MANALISCO EN EL MUNICIPIO DE YAHUALICA DE GONZÁLEZ GALLO, JALISCO	10,000,000
PAVIMENTACION DEL ACCESO A LA COMUNIDAD DE ALCHIPINI, MUNICIPIO DE AHUEHUETITLA EN EL ESTADO DE PUEBLA	3,000,000
PAVIMENTACION DEL ACCESO A LA COMUNIDAD DE GABINO BARREDA, EN EL MUNICIPIO DE SAN JERÓNIMO XAYACATLÁN, EN EL ESTADO DE PUEBLA	3,000,000
PAVIMENTACION DEL BOULEVARD GARCÍA DE LEÓN, EN EL MUNICIPIO DE MORELIA, EN EL ESTADO DE MICHOACÁN	9,647,813
PAVIMENTACIÓN DEL CAMINO A BARRERAS (SEGUNDA ETAPA), EN EL MUNICIPIO DE PIHUAMO, JALISCO.	4,000,000
PAVIMENTACIÓN DEL CAMINO LAS CRUCES-LA LEONA, EN EL MUNICIPIO DE SALVATIERRA, GUANAJUATO	4,500,000
PAVIMENTACION DEL LIBRAMIENTO SUR, EN EL MUNICIPIO DE ERONGARÍCUARO, EN EL ESTADO DE MICHOACÁN	1,995,623
PAVIMENTACIÓN DEL TRAMO AMATITO- MONTEFALCO, MUNICIPIO DE JONACATEPEC, MORELOS	3,500,000
PAVIMENTACIÓN DEL TRAMO SAN MIGUEL LA SARDINA-EJIDO ADOLFO RUÍZ CORTINES, EN EL MUNICIPIO DE TECPATÁN, EN EL ESTADO DE CHIAPAS	4,000,000
PAVIMENTACION EN CALLE ATOYAC DEL TRAMO DE TLAPA A PRIVADA DE TIXTLA, COL. BUROCRATA, EN EL MUNICIPIO DE JUÁREZ, EN EL ESTADO DE CHIHUAHUA	2,115,841
PAVIMENTACIÓN EN CALLES DE NACAJUCA. EN EL ESTADO DE TABASCO	4,000,000
PAVIMENTACIÓN EN CIRCUITO FRACC MARÍA LUISA LIZÁRRAGA COL. POTRERITOS, MUNICIPIO DE ROSARIO, SINALOA	3,000,000
PAVIMENTACIÓN EN EL MUNICIPIO DE JUÁREZ, CHIHUAHUA.	21,200,000
PAVIMENTACIÓN EN EL MUNICIPIO DE JULIMES, CHIHUAHUA.	1,500,000
PAVIMENTACIÓN EN EL MUNICIPIO DE LA CRUZ, CHIHUAHUA.	1,700,000
PAVIMENTACIÓN EN EL MUNICIPIO DE LÓPEZ, CHIHUAHUA.	2,000,000
PAVIMENTACIÓN EN EL MUNICIPIO DE OJINAGA, CHIHUAHUA.	2,000,000
PAVIMENTACIÓN EN EL MUNICIPIO DE SAUCILLO, CHIHUAHUA.	2,000,000
PAVIMENTACION EN LA COMUNIDAD TANQUE DE GUADALUPE , EN EL MUNICIPIO DE ASIENTOS, EN EL ESTADO DE AGUASCALIENTES	1,500,000
PAVIMENTACIÓN EN MENDOCEÑO, MUNICIPIO DE SATEVÓ, CHIHUAHUA.	1,000,000
PAVIMENTACIÓN EN SAN PEDRO, MUNICIPIO DE COYAME DEL SOTOL, CHIHUAHUA.	1,500,000
PAVIMENTACIÓN EN SAUCES A MANUEL BANDA , EN EL MUNICIPIO DE CHIHUAHUA, EN EL ESTADO DE CHIHUAHUA	2,381,400
PAVIMENTACIÓN HIDRÁULICA CALLE MELCHOR OCAMPO BENITO JUAREZ, EN EL MUNICIPIO DE MINERAL DEL CHICO, EN EL ESTADO DE HIDALGO	2,500,000
PAVIMENTACIÓN HIDRÁULICA DE ACCESO A CUATZACUATZAS, EN EL MUNICIPIO DE JALTOCÁN, EN EL ESTADO DE HIDALGO	3,500,000
PAVIMENTACIÓN HIDRAULICA DE CALLE ESCUELA PREPARATORIA, EN EL MUNICIPIO DE MINERAL DEL MONTE, EN EL ESTADO DE HIDALGO	1,678,459
PAVIMENTACIÓN HIDRÁULICA DE CARRETERA CARBONERAS-CUEVA BLANCA, EN EL MUNICIPIO DE MINERAL DEL CHICO, EN EL ESTADO DE HIDALGO	5,000,000
PAVIMENTACIÓN HIDRÁULICA EN LA CALLE OCHO DE LA COLONIA CASA BLANCA SEGUNDA SECCIÓN DEL CENTRO, TABASCO	2,000,000
PAVIMENTACION HIDRAULICA Y GUARNICIONES EN CALLE "LAZARO CARDENAS" EN LA LOCALIDAD DE EL OLVERA, EN EL MUNICIPIO DE SAN SALVADOR, EN EL ESTADO DE HIDALGO	1,897,580
PAVIMENTACION HIDRAULICA Y GUARNICIONES EN CALLE CAMINO AL QUEMTHA EN LA LOCALIDAD DE EL OLVERA, EN EL MUNICIPIO DE SAN SALVADOR, EN EL ESTADO DE HIDALGO	2,400,119
PAVIMENTACIÓN HIDRÁULICA E INTRODUCCIÓN DE DRENAJE SANITARIO EN LA CALLE FRANCISCO CÁRDENAS EN LA COLONIA SAN FRANCISCO EN EL MUNICIPIO DE SANTIAGO, NUEVO LEÓN.	1,641,600
PAVIMENTACIÓN HIDRÁULICA, BANQUETAS Y GUARNICIONES CALLE "PROLONGACIÓN BENITO JUÁREZ" (ACCESO A PRIMARIA), EN EL MUNICIPIO DE TENANGO DE DORIA, EN EL ESTADO DE HIDALGO	794,048

PAVIMENTACIÓN Y MURO DE CONTENCIÓN EN EL ACCESO PRINCIPAL DE LA LOCALIDAD DE LA MIRA EN EL MUNICIPIO DE LÁZARO CÁRDENAS, MICHOACÁN	1,098,900
PAVIMENTACION Y SERVICIOS DE LA CALLE PROGRESO, EN EL MUNICIPIO DE AGUILILLA, EN EL ESTADO DE MICHOACÁN	2,554,207
PAVIMENTACIÓN, BANQUETAS Y GUARNICIONES EN LA CALLE ANTIGUO CAMINO A SANTA CRUZ DEL VALLE, EN EL MUNICIPIO DE SAN PEDRO TLAQUEPAQUE, JALISCO.	3,800,000
PAVIMENTO A BASE DE CONCRETO HIDRÁULICO EN LA CALLE JUSTO SIERRA, ENTRE EMILIANO ZAPATA Y BENITO JUAREZ BARRIO SEGUNDO, EN EL MUNICIPIO DE TATAHUICAPAN DE JUÁREZ, EN EL ESTADO DE VERACRUZ	1,500,000
PAVIMENTO A BASE DE CONCRETO HIDRÁULICO Y OBRAS COMPLEMENTARIAS EN CALLE REVOLUCIÓN, EN EL MUNICIPIO DE ACAYUCAN, EN EL ESTADO DE VERACRUZ	1,500,000
PAVIMENTO A BASE DE CONCRETO HIDRÁULICO Y OBRAS COMPLEMENTARIAS EN LA CALLE ANTONIO DE MENDOZA E INDEPENDENCIA, EN EL MUNICIPIO DE ACAYUCAN, EN EL ESTADO DE VERACRUZ	1,400,000
PAVIMENTO ASFALTICO EN CALIENTE AV. REFORMA SUR-NORTE, CUERNAVACA, MORELOS	2,131,172
PAVIMENTO ASFALTICO EN CALIENTE CALLE FRANCISCO I. MADERO, COLONIA MIRAVAL, CUERNAVACA, MORELOS	3,641,355
PAVIMENTO ASFALTICO EN CALIENTE CALLE OTILIO MONTAÑO, COLONIA ALTA VISTA, CUERNAVACA, MORELOS	3,849,368
PAVIMENTO ASFALTICO EN CALIENTE CALLE RIO BALSAS, COLONIA MOJONERA, CUERNAVACA, MORELOS	2,849,842
PAVIMENTO ASFALTICO EN CALIENTE EN AV. NACIONAL, SANTA MARÍA AHUACATITLÁN EN EL MUNICIPIO DE CUERNAVACA, MORELOS	3,744,519
PAVIMENTO CALLE EMILIANO ZAPATA EN LA LOCALIDAD DE SAN ANTONIO DE LOS MARTÍNEZ, EN EL MUNICIPIO DE ASIENTOS, EN EL ESTADO DE AGUASCALIENTES	1,000,000
PAVIMENTO CALLE FRANCISCO I MADERO ENTRE AVENIDA GENERAL PIÑA Y GARCÍA MORALES, EN EL MUNICIPIO DE URES, EN EL ESTADO DE SONORA	1,037,470
PAVIMENTO CARRETERA SEGUNDA ETAPA EN LA LOCALIDAD DE SAN JAUN CUAUTLA, EN EL MUNICIPIO DE COYOMEAPAN, EN EL ESTADO DE PUEBLA	5,000,000
PAVIMENTO CARRETERA SEGUNDA ETAPA EN LA LOCALIDAD DE TECOLTEPEC, EN EL MUNICIPIO DE COXCATLÁN, EN EL ESTADO DE PUEBLA	5,000,000
PAVIMENTO CON ADOCRETO EN DIVERSAS CALLES, EN EL MUNICIPIO DE SAN JERÓNIMO ZACUALPAN, EN EL ESTADO DE TLAXCALA	362,647
PAVIMENTO CON ADOCRETO EN MIGUEL HIDALGO EN LA LOCALIDAD DE SANTA CRUZ DEL BOSQUE DEL MUNICIPIO DE NOPALUCAN DEL ESTADO DE PUEBLA	2,000,000
PAVIMENTO CON ADOQUIN DE LA CALLE ACCESO PRINCIPAL LA LOCALIDAD DE PIAXTLA DE ABAJO, EN EL MUNICIPIO DE SAN IGNACIO, EN EL ESTADO DE SINALOA	5,000,000
PAVIMENTO CON ADOQUÍN EN CALLE MOCTEZUMA EN LA LOCALIDAD DE EL RINCÓN CITLALTEPETL DEL MUNICIPIO DE NOPALUCAN DEL ESTADO DE PUEBLA	1,600,000
PAVIMENTO CON CARPETA ASFÁLTICA EN AV. CIRCUNVALACIÓN ORIENTE Y AV. CIRCUNVALACIÓN NORTE, EN EL MUNICIPIO DE JIQUILPAN, EN EL ESTADO DE MICHOACÁN	4,857,287
PAVIMENTO CON CONCRETO ESTAMPADO EN LA AV LUIS DONALDO COLOSIO, EN EL MUNICIPIO DE ROSARIO, EN EL ESTADO DE SINALOA	7,443,366
PAVIMENTO CON CONCRETO HIDRÁULICO CON GUARNICIONES, EN LA CALLE DOMINGO RUBI, COLONIA PABLO MACIAS VALENZUELA, EN EL MUNICIPIO DE EL FUERTE, EN EL ESTADO DE SINALOA	1,264,255
PAVIMENTO CON CONCRETO HIDRÁULICO CON GUARNICIONES, EN LA CALLE GRAL ALFREDO DELGADO, COLONIA LOS ALAYOS, EN EL MUNICIPIO DE EL FUERTE, EN EL ESTADO DE SINALOA	5,743,199
PAVIMENTO CON CONCRETO HIDRÁULICO DE LA CALLE 7 PONIENTE EN EL BARRIO DE SAN ANTONIO DEL MUNICIPIO DE ATLTZAYANCA DEL ESTADO DE TLAXCALA	2,200,000
PAVIMENTO CON CONCRETO HIDRÁULICO DE LA CALLE DE LAS NAVES EN LA LOCALIDAD DE ZACATLÁN DEL MUNICIPIO DE ZACATLÁN DEL ESTADO DE PUEBLA	2,000,000
PAVIMENTO CON CONCRETO HIDRAULICO EN AVENIDAS CENTRALES, EN EL MUNICIPIO DE SALVADOR ALVARADO, EN EL ESTADO DE SINALOA	4,591,242
PAVIMENTO CON CONCRETO HIDRÁULICO EN CALLE JOSÉ MARÍA MORELOS EN LA LOCALIDAD DE BERISTAIN DEL MUNICIPIO DE AHUAZOTEPEC DEL ESTADO DE PUEBLA	2,000,000
PAVIMENTO CON CONCRETO HIDRÁULICO EN CAMINO A LA UNIVERSIDAD POLITÉCNICA DEL MAR Y LA SIERRA CARRETERA A PUEBLO NUEVO, EN EL MUNICIPIO DE ELOTA, EN EL ESTADO DE SINALOA	6,806,437
PAVIMENTO CON CONCRETO HIDRAULICO EN LA CALLE 7 SUR EN LA LOCALIDADA DE SINALOA DE LEYVA	3,444,120
PAVIMENTO CON CONCRETO HIDRÁULICO EN LA CALLE CUQUITA VELÁZQUEZ ENTRE LAS CALLES EJDAL Y AVIACIÓN, EN EL MUNICIPIO DE MOCORITO, EN EL ESTADO DE SINALOA	2,313,657
PAVIMENTO CON CONCRETO HIDRÁULICO EN LA LOCALIDAD DE VILLA JUÁREZ, EN EL MUNICIPIO DE ASIENTOS, EN EL ESTADO DE AGUASCALIENTES	2,500,000

PAVIMENTO CON CONCRETO HIDRÁULICO EN VIALIDADES CENTRALES, EN EL MUNICIPIO DE BADIRAGUATO, EN EL ESTADO DE SINALOA	4,020,912
PAVIMENTO CON CONCRETO HIDRÁULICO EN VIALIDADES CENTRALES, EN EL MUNICIPIO DE CONCORDIA, EN EL ESTADO DE SINALOA	5,671,348
PAVIMENTO CON CONCRETO HIDRÁULICO Y GUARNICIONES TIPO "L" PARA EL BLVD ACEITUNAS, ENTRE BLVD ROMULADO RUIZ PAYAN Y CALLE SIN NOMBRE, EN EL MUNICIPIO DE GUASAVE, EN EL ESTADO DE SINALOA	26,743,874
PAVIMENTO CON CONCRETO HIDRÁULICO Y GUARNICIONES TIPO "L" PARA LA CALLE ENCINOS, ENTRE BLVD ACEITUNAS Y AV MANUEL SÁNCHEZ HERNÁNDEZ, EN EL MUNICIPIO DE GUASAVE, EN EL ESTADO DE SINALOA	8,174,580
PAVIMENTO CON CONCRETO HIDRÁULICO Y GUARNICIONES TIPO "L" PARA LA CALLE VIOLETAS, ENTRE BLVD 20 DE NOVIEMBRE Y CALLE NARCISO, EN EL MUNICIPIO DE GUASAVE, EN EL ESTADO DE SINALOA	3,585,514
PAVIMENTO CON CONCRETO HIDRAULICO Y GUARNICIONES TIPO L DE CALLE EN LA LOCALIDAD DE SINALOA LEYVA	1,460,060
PAVIMENTO CON CONCRETO HIDRÁULICO Y REHABILITACIÓN DE REDES DE DRENAJE Y AGUA POTABLE DE LA CALLE GUERRERO EN IXTLÁN DE LOS HERVORES, EN EL MUNICIPIO DE IXTLÁN, EN EL ESTADO DE MICHOACÁN	2,997,546
PAVIMENTO CON CONCRETO HIDRÁULICO, POBLADO C-09, CÁRDENAS, TABASCO.	3,249,838
PAVIMENTO CON PIEDRA AHOGADA Y RED DE DRENAJE EN CALLE SONORA, EN EL MUNICIPIO DE JALPAN DE SERRA, EN EL ESTADO DE QUERÉTARO	1,000,000
PAVIMENTO DE ADOQUIN , CONSTRUCCIÓN DE BANQUETAS Y GUARNICIONES EN LA CALLE 20 DE NOVIEMBRE, EN EL MUNICIPIO DE TEPEYANCO, EN EL ESTADO DE TLAXCALA	1,657,964
PAVIMENTO DE ADOQUIN, BANQUETAS, GUARNICIONES EN CALLE GRANADITAS, EN EL MUNICIPIO DE TEPEYANCO, EN EL ESTADO DE TLAXCALA	1,343,207
PAVIMENTO DE ADOQUIN, CONSTRUCCIÓN DE BANQUETAS Y GUARNICIONES EN CALLE DEL BOSQUE, EN EL MUNICIPIO DE TEPEYANCO, EN EL ESTADO DE TLAXCALA	480,107
PAVIMENTO DE ADOQUIN, CONSTRUCCIÓN DE BANQUETAS Y GUARNICIONES EN LA CALLE 16 DE SEPTIEMBRE., EN EL MUNICIPIO DE TEPEYANCO, EN EL ESTADO DE TLAXCALA	1,168,724
PAVIMENTO DE ADOQUIN, CONSTRUCCIÓN DE BANQUETAS Y GUARNICONES EN CALLES FRANCISCO I MADERO NORTE, EN EL MUNICIPIO DE TEPEYANCO, EN EL ESTADO DE TLAXCALA	681,618
PAVIMENTO DE CONCRETO ASFALTICO EN CALIENTE BLVD. JUAN PABLO II, COL. VISTA HERMOSA, CUERNAVACA, MORELOS	5,141,535
PAVIMENTO DE CONCRETO HIDRAHULICO CALLE ABASOLO, CABECERA MUNICIPAL, EN EL MUNICIPIO DE TALA, EN EL ESTADO DE JALISCO	3,000,000
PAVIMENTO DE CONCRETO HIDRAHULICO CALLE SAN JOSE, CABECERA MUNICIPAL, EN EL MUNICIPIO DE TALA, EN EL ESTADO DE JALISCO	5,000,000
PAVIMENTO DE CONCRETO HIDRAHULICO EN CALLE SEBASTIAN ALLENDE, CABECERA MUNICIPAL, EN EL MUNICIPIO DE TALA, EN EL ESTADO DE JALISCO	2,280,000
PAVIMENTO DE CONCRETO HIDRÁULICO DE 15 CM DE ESPESOR CON SERVICIOS BÁSICOS DE LA CALLE MIGUEL DE CERVANTES ENTRE CALLE MATAMOROS Y CALLE GUADALUPANA, EN LA LOCALIDAD DE COJUMATLÁN DE REGULÉS, EN EL MUNICIPIO DE COJUMATLÁN DE RÉGULES, EN EL ESTADO DE MICHOACÁN	4,915,287
PAVIMENTO EN CALLE PRIVADA DE TIXTLA-ATOYAC DEL TRAMO PRIVADA DE APLAZTLA COL. BUROCRATA , EN EL MUNICIPIO DE JUÁREZ, EN EL ESTADO DE CHIHUAHUA	2,245,200
PAVIMENTO EN CONCRETO HIDRÁULICO CALLE PLAN DE AYALA ENTRE CALLE IGUALDA Y CALLE DEMOCRACIA, EN EL MUNICIPIO DE LA PIEDAD, EN EL ESTADO DE MICHOACÁN	1,300,000
PAVIMENTO Y REHABILITACIÓN DE INFRAESTRUCTURA URBANA DE LA CALLE ALMADA , EN EL MUNICIPIO DE NAVOLATO, EN EL ESTADO DE SINALOA	7,500,000
PERFORACION SAN JUANICO, EN EL MUNICIPIO DE COTIJA, EN EL ESTADO DE MICHOACÁN	500,000
PLANTA DE TRATAMIENTO DE AGUAS RESIDUALES, DE LA CABECERA MUNICIPAL, EN EL MUNICIPIO DE CARDONAL, EN EL ESTADO DE HIDALGO	3,056,104
PLAZA CULTURAL LÁZARO CARDENAS, EN EL MUNICIPIO DE ASIENTOS, EN EL ESTADO DE AGUASCALIENTES	5,000,000
PLAZA PUBLICA EL VERGEL, EN EL MUNICIPIO DE BALLEZA, EN EL ESTADO DE CHIHUAHUA	1,000,000
POLIDEPORTIVO SAN CRISTÓBAL, MUNICIPIO DE DOLORES HIDALGO CUNA DE LA INDEPENDENCIA NACIONAL, GUANAJUATO	1,796,402
POMPOSO CASTELLANOS- JORGE DE LA VEGA, EN EL MUNICIPIO DE CINTALAPA EN EL ESTADO DE CHIAPAS	11,619,290
PRIMER ETAPA RECOSTRUCCIÓN EN LAS CALLES DE LA COLONIA TRES CAMINOS NIÑOS HEROES VALLES DE GUADALUPE Y XOCHIMILCO EN EL ESTADO DE NUEVO LEÓN	5,000,000
PRIMERA ETAPA DE LA PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA PROLONGACIÓN JALISCO. URUAPAN, MICHOACÁN	3,000,000
PRIMERA ETAPA DEL PAR VIAL JUÁREZ EN ZAMORA, MICHOACÁN	8,189,713

PRIMERA ETAPA DEL SALÓN DE USOS MÚLTIPLES DE LA ESCUELA PREPARATORIA LÁZARO CÁRDENAS DEL RIO. URUAPAN, MICHOACÁN	1,500,000
PROGRAMA DE INFRAESTRUCTURA ECONÓMICA EN EL ESTADO DE PUEBLA	200,000,000
PROGRAMA DE INFRAESTRUCTURA, EQUIPAMIENTO Y REHABILITACIÓN EN EL ESTADO DE COAHUILA DE ZARAGOZA	325,000,000
PROYECTO DE COLECTOR PLUVIAL EN LA CALLE REVOLUCIÓN PARA DESCARGAR EN EL ARROYO UBICADO EN LA CALLE LÁZARO CÁRDENAS EN LA LOCALIDAD DE HUANDACAREO MICHOACÁN.	2,000,000
PROYECTO DE DESARROLLO E INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE RINCÓN DE ROMOS, EN EL ESTADO DE AGUASCALIENTES	850,000
PROYECTO DE INFRAESTRUCTURA EN EL MUNICIPIO DE AMAXAC DE GUERRERO, TLAXCALA	1,100,000
PROYECTO DE INFRAESTRUCTURA EN EL MUNICIPIO DE CALPULALPAN, TLAXCALA	1,414,000
PROYECTO DE INFRAESTRUCTURA EN EL MUNICIPIO DE MAZATECOCHCO DE JOSÉ MARÍA MORELOS, TLAXCALA	1,300,000
PROYECTO DE INFRAESTRUCTURA MUNICIPAL DE COCULA, GUERRERO.	1,000,000
PROYECTO DE INFRAESTRUCTURA MUNICIPAL EN ACATEPEC, GUERRERO.	2,000,000
PROYECTO DE INFRAESTRUCTURA MUNICIPAL EN AMATITÁN, JALISCO.	500,000
PROYECTO DE INFRAESTRUCTURA MUNICIPAL EN CUILÁPAM DE GUERRERO, OAXACA.	1,000,000
PROYECTO DE INFRAESTRUCTURA MUNICIPAL EN ILIATENCO, GUERRERO.	1,500,000
PROYECTO DE INFRAESTRUCTURA MUNICIPAL EN LA AGENCIA DE SAN CRISTÓBAL HONDURAS, MUNICIPIO DE SAN JERÓNIMO COATLÁN, OAXACA	2,000,000
PROYECTO DE INFRAESTRUCTURA MUNICIPAL EN PUEBLO NUEVO SOLISTAHUACÁN, CHIAPAS.	1,000,000
PROYECTO DE INFRAESTRUCTURA MUNICIPAL EN SAN JUAN DE GUADALUPE, DURANGO.	1,000,000
PROYECTO DE INFRAESTRUCTURA MUNICIPAL EN SAN PABLO HUITZO, OAXACA	3,000,000
PROYECTO DE INFRAESTRUCTURA MUNICIPAL EN TOTOLAPA, CHIAPAS.	1,000,000
PROYECTO DE INFRAESTRUCTURA REGIONAL EN EL MUNICIPIO DE GRANADOS EN SONORA	1,000,000
PROYECTO DE INFRAESTRUCTURA REGIONAL, EN EL MUNICIPIO DE OTHÓN P. BLANCO, EN EL ESTADO DE QUINTANA ROO	200,000,000
PROYECTO DE INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE BENITO JUÁREZ, EN QUINTANA ROO	75,000,000
PROYECTO DE INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE CUAUTITLÁN IZCALLI, EN MÉXICO	150,000
PROYECTO DE INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE PROGRESO, EN YUCATÁN	4,342,424
PROYECTO DE INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE BENITO JUÁREZ, EN QUINTANA ROO	19,800,000
PROYECTO PREPARATORIA FEDERALIZADA NUMERO 3 CARLOS ADRIÁN AVILES (CONSTRUCCIÓN DE BIBLIOTECA), EN EL MUNICIPIO DE VICTORIA, EN EL ESTADO DE TAMAULIPAS	991,177
PROYECTO PREPARATORIA FEDERALIZADA NUMERO 3 CARLOS ADRIÁN AVILES PAVIMENTACION DE CONCRETO HIDRAULICO DE L ACALLE REPUBLICA DE CHILE ENTRE BRASIL Y ARGENTINA , EN EL MUNICIPIO DE VICTORIA, EN EL ESTADO DE TAMAULIPAS	1,458,755
PROYECTO SECUNDARIA FEDERALIZADA 1 NORBERTO TREVIÑO ZAPATA (TECHUMBRE PATIO CENTRAL), EN EL MUNICIPIO DE VICTORIA, EN EL ESTADO DE TAMAULIPAS	2,000,000
PROYECTO SECUNDARIA FEDERALIZADA 2 RAFAEL RAMÍREZ (CONSTRUCCIÓN DE TECHUMBRE EN PATIO CENTRAL), EN EL MUNICIPIO DE VICTORIA, EN EL ESTADO DE TAMAULIPAS	2,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA EN BENITO JUÁREZ, CIUDAD DE MÉXICO	32,466,667
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA EN MIGUEL HIDALGO, CIUDAD DE MÉXICO	11,656,666
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN DIVERSOS MUNICIPIOS DEL ESTADO DE GUANAJUATO	21,742,254
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE ABASOLO, GUANAJUATO	6,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE ACAJETE, VERACRUZ	2,300,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE AGUA PRIETA, SONORA	3,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE AGUALEGUAS, NUEVO LEÓN	3,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE AHUACATLÁN, NAYARIT	9,540,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE ALLENDE, NUEVO LEÓN	8,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE AMACUZAC, MORELOS	1,160,000

PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE AMEALCO DE BONFIL, QUERÉTARO	6,850,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE APIZACO, TLAXCALA	7,870,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE ARROYO SECO, QUERÉTARO	1,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE ATLATLAHUCAN, MORELOS	5,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE BACERAC, SONORA	500,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE BAVIÁCORA, SONORA	1,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE BOCA DEL RÍO, VERACRUZ	9,280,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE BUCTZOTZ, YUCATÁN	400,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE BURGOS, TAMAULIPAS	2,050,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE BUSTAMANTE, NUEVO LEÓN	2,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE CADEREYTA DE MONTES, QUERÉTARO	16,850,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE CADEREYTA JIMÉNEZ, NUEVO LEÓN	4,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE CALERA, ZACATECAS	3,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE CANTAMAYEC, YUCATÁN	525,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE CARBÓ, SONORA	500,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE CASAS, TAMAULIPAS	7,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE CELAYA, GUANAJUATO	2,400,123
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE CELAYA, GUANAJUATO.	8,997,500
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE CERRALVO, NUEVO LEÓN	3,916,250
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE CHEMAX, YUCATÁN	2,025,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE COLIMA, COLIMA	3,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE CONKAL, YUCATÁN	500,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE CORREGIDORA, QUERÉTARO	13,850,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE COYAME DEL SOTOL, CHIHUAHUA	3,560,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE COYOTEPEC, MÉXICO	12,542,857
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE CUCURPE, SONORA	500,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE CUERÁMARO, GUANAJUATO	6,750,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE DELICIAS, CHIHUAHUA	3,060,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE DZÁN, YUCATÁN	525,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE DZEMUL, YUCATÁN	500,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE DZITÁS, YUCATÁN	500,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE EBANO, SAN LUIS POTOSÍ	3,500,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE EL NARANJO,	3,500,000

SAN LUIS POTOSÍ	
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE EMILIANO ZAPATA, MORELOS	2,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE ENSENADA, BAJA CALIFORNIA	9,056,363
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE ENSENADA, BAJA CALIFORNIA.	3,056,363
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE GENERAL BRAVO, NUEVO LEÓN	3,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE GENERAL TREVIÑO, NUEVO LEÓN	2,777,083
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE GRAN MORELOS, CHIHUAHUA	2,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE GUAYMAS, SONORA	6,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE GÜÉMEZ, TAMAULIPAS	4,050,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE HEROICA CIUDAD DE EJUTLA DE CRESPO, OAXACA	500,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE HIGUERAS, NUEVO LEÓN	1,500,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE HUACHINERA, SONORA	540,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE HUÉPAC, SONORA	500,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE IMURIS, SONORA	1,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE IXHUACÁN DE LOS REYES, VERACRUZ	4,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE JALPAN DE SERRA, QUERÉTARO	1,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE JÁLTIPAN, VERACRUZ	3,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE JIUTEPEC, MORELOS	3,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE JOJUTLA, MORELOS	5,160,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE KANTUNIL, YUCATÁN	500,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE LAGUNILLAS, EN EL ESTADO DE MICHOACÁN	2,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE LAMPAZOS DE NARANJO, NUEVO LEÓN	2,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE LANDA DE MATAMOROS, QUERÉTARO	1,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE LEÓN, GUANAJUATO	17,197,500
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE LINARES, NUEVO LEÓN	5,008,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE LOS HERRERAS, NUEVO LEÓN	1,831,250
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE MALTRATA, VERACRUZ	3,250,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE MANÍ, YUCATÁN	4,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE MANUEL DOBLADO, GUANAJUATO	3,497,500
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE MATLAPA, SAN LUIS POTOSÍ	3,500,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE MEDELLÍN DE BRAVO, VERACRUZ	2,980,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE MÉRIDA, YUCATÁN	2,350,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE MEXICALI, BAJA CALIFORNIA	39,229,089

PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE NACAJUCA, TABASCO	2,500,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE NACO, SONORA	1,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE NÁCORI CHICO, SONORA	500,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE NAUCALPAN DE JUÁREZ, MÉXICO	17,542,858
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE NAVOJOA, SONORA	6,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE NOGALES, SONORA	11,792,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE NONOAVA, CHIHUAHUA	2,500,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE OLUTA, VERACRUZ	12,280,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE ONAVAS, SONORA	1,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE OPICHÉN, YUCATÁN	1,025,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE OPODEPE, SONORA	500,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE OTHÓN P. BLANCO, QUINTANA ROO	9,300,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE PACULA HIDALGO, HIDALGO	4,640,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE PARÁS, NUEVO LEÓN	2,831,250
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE PÉNJAMO, GUANAJUATO	2,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE PÉNJAMO, GUANAJUATO.	2,197,500
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE PERIBÁN, EN EL ESTADO DE MICHOACÁN	2,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE PINAL DE AMOLES, QUERÉTARO	860,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE PUEBLA, PUEBLA	85,879,998
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE PUERTO PEÑASCO, SONORA	3,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE QUIRIEGO, SONORA	1,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE RAYÓN, SAN LUIS POTOSÍ	3,500,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE RAYONES, NUEVO LEÓN	2,831,250
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE SABINAS HIDALGO, NUEVO LEÓN	3,323,250
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE SAHUAYO, EN EL ESTADO DE MICHOACÁN	1,500,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE SAN FELIPE DE JESÚS, SONORA	500,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE SAN JUAN DEL RÍO, QUERÉTARO	7,850,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE SAN LORENZO AXOCOMANITLA, TLAXCALA	1,770,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE SAN LORENZO, OAXACA	1,100,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE SAN LUCAS OJITLÁN, OAXACA	1,550,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE SAN LUIS RÍO COLORADO, SONORA	3,708,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE SAN MATEO RÍO HONDO, OAXACA	950,000

PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE SAN MIGUEL AHUEHUETITLÁN, OAXACA	900,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE SAN MIGUEL AMATITLÁN, OAXACA	1,450,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE SAN MIGUEL DE ALLENDE, GUANAJUATO	20,395,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE SAN MIGUEL DE HORCASITAS, SONORA	1,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE SAN NICOLÁS DE LOS GARZA, NUEVO LEÓN	8,915,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE SAN PEDRO GARZA GARCÍA, NUEVO LEÓN	2,777,083
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE SANTA CATARINA AYOMETLA, TLAXCALA	1,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE SANTA CATARINA, NUEVO LEÓN	23,439,583
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE SANTA CRUZ, SONORA	1,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE SANTA ISABEL, CHIHUAHUA	2,500,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE SANTA MARÍA COLOTEPEC, OAXACA	1,100,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE SANTIAGO AYUQUILILLA, OAXACA	950,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE SANTIAGO HUAJOLOTITLÁN, OAXACA	1,400,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE SOMBRERETE, ZACATECAS	2,560,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE SOYANIQUILPAN DE JUÁREZ, MÉXICO	7,309,524
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE SOYOPA, SONORA	1,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE TANGANCÍCUARO, EN EL ESTADO DE MICHOACÁN	2,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE TARETAN, EN EL ESTADO DE MICHOACÁN	2,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE TEKAL DE VENEGAS, YUCATÁN	2,875,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE TEKIT, YUCATÁN	1,025,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE TEMOZÓN, YUCATÁN	1,025,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE TENANCINGO, TLAXCALA	2,600,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE TEOCALTICHE, JALISCO	7,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE TEPACHE, SONORA	500,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE TEPETITLA DE LARDIZÁBAL, TLAXCALA	2,500,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE TIJUANA, BAJA CALIFORNIA	39,225,452
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE TIXPÉHUAL, YUCATÁN	500,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE TLALTENANGO DE SÁNCHEZ ROMÁN, ZACATECAS	3,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE TULA, TAMAULIPAS	8,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE TUNKÁS, YUCATÁN	1,425,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE UAYMA, YUCATÁN	525,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE UMÁN, YUCATÁN	1,025,000

PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE VICTORIA, GUANAJUATO	3,897,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE VICTORIA, TAMAULIPAS	3,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE VILLA DE ÁLVAREZ, COLIMA	24,290,001
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE XILITLA, SAN LUIS POTOSÍ	3,590,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE YAUTEPEC, MORELOS	350,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE YOBAÍN, YUCATÁN	500,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE ZIMATLÁN DE ÁLVAREZ, OAXACA	500,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE VILLA UNIÓN, EN EL ESTADO DE COAHUILA	350,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE AGUASCALIENTES, EN EL ESTADO DE AGUASCALIENTES	15,237,500
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE AHUACUOTZINGO, EN EL ESTADO DE GUERRERO	3,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE APASEO EL ALTO, EN EL ESTADO DE GUANAJUATO	1,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE APORO, EN EL ESTADO DE MICHOACÁN	2,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE CALVILLO, EN EL ESTADO DE AGUASCALIENTES	7,500,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE CARMEN, EN EL ESTADO DE CAMPECHE	8,900,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE CASAS GRANDES, EN EL ESTADO DE CHIHUAHUA	1,500,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE CHAPA DE MOTA, EN EL ESTADO DE MÉXICO	4,385,714
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE CHARO, EN EL ESTADO DE MICHOACÁN	2,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE COMONDÚ, EN EL ESTADO DE BAJA CALIFORNIA SUR	3,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE CUAUHTÉMOC, EN EL ESTADO DE CHIHUAHUA	2,500,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE CUAUTITLÁN DE GARCÍA BARRAGÁN, EN EL ESTADO DE JALISCO	2,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE DEGOLLADO, EN EL ESTADO DE JALISCO	2,220,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE DOCTOR MORA, EN EL ESTADO DE GUANAJUATO	750,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE DOLORES HIDALGO CUNA DE LA INDEPENDENCIA NACIONAL, EN EL ESTADO DE GUANAJUATO	1,200,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE DR. BELISARIO DOMÍNGUEZ, EN EL ESTADO DE CHIHUAHUA	1,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE EL ORO, EN EL ESTADO DE DURANGO	2,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE ENCARNACIÓN DE DÍAZ, EN EL ESTADO DE JALISCO	2,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE FRONTERA, EN EL ESTADO DE COAHUILA	2,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE HECELCHAKÁN, EN EL ESTADO DE CAMPECHE	8,900,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE HIDALGO, EN EL ESTADO DE DURANGO	1,500,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE HUEHUETOCA, EN EL ESTADO DE MÉXICO	4,385,714
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE HUEJUQUILLA EL ALTO, EN EL ESTADO DE JALISCO	2,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE IGNACIO	1,000,000

ZARAGOZA, EN EL ESTADO DE CHIHUAHUA	
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE JARAL DEL PROGRESO, EN EL ESTADO DE GUANAJUATO	1,200,123
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE JESÚS MARÍA, EN EL ESTADO DE AGUASCALIENTES	7,737,500
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE JUÁREZ, EN EL ESTADO DE CHIHUAHUA	2,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE LA PAZ, EN EL ESTADO DE BAJA CALIFORNIA SUR	9,530,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE LEONARDO BRAVO, EN EL ESTADO DE GUERRERO	5,100,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE LORETO, EN EL ESTADO DE BAJA CALIFORNIA SUR	2,530,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE LOS CABOS, EN EL ESTADO DE BAJA CALIFORNIA SUR	9,530,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE MADERA, EN EL ESTADO DE CHIHUAHUA	1,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE MATAMOROS, EN EL ESTADO DE CHIHUAHUA	1,560,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE MELCHOR OCAMPO, EN EL ESTADO DE MÉXICO	4,385,714
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE MORELOS, EN EL ESTADO DE COAHUILA	3,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE MULEGÉ, EN EL ESTADO DE BAJA CALIFORNIA SUR	4,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE NUEVO IDEAL, EN EL ESTADO DE DURANGO	2,700,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE NUMARÁN, EN EL ESTADO DE MICHOACÁN	2,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE OTÁEZ, EN EL ESTADO DE DURANGO	1,500,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE OZUMBA, EN EL ESTADO DE MÉXICO	2,923,810
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE PÁNUCO DE CORONADO, EN EL ESTADO DE DURANGO	2,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE PLAYAS DE ROSARITO, EN EL ESTADO DE BAJA CALIFORNIA	9,056,363
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE ROMITA, EN EL ESTADO DE GUANAJUATO	800,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE SABINAS, EN EL ESTADO DE COAHUILA	3,500,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE SAN ANTONIO LA ISLA, EN EL ESTADO DE MÉXICO	3,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE SAN FRANCISCO DE BORJA, EN EL ESTADO DE CHIHUAHUA	1,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE SAN JOSÉ DE GRACIA, EN EL ESTADO DE AGUASCALIENTES	6,475,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE SAN LUIS DE LA PAZ, EN EL ESTADO DE GUANAJUATO	1,200,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE SAN MARTÍN DE BOLAÑOS, EN EL ESTADO DE JALISCO	1,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE SAN MIGUEL DE ALLENDE, EN EL ESTADO DE GUANAJUATO	10,197,500
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE SATEVÓ, EN EL ESTADO DE CHIHUAHUA	3,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE SAUCILLO, EN EL ESTADO DE CHIHUAHUA	2,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE SILAO DE LA VICTORIA, EN EL ESTADO DE GUANAJUATO	750,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE TECOLOTLÁN, EN EL ESTADO DE JALISCO	3,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE TECOZAUTLA, EN EL ESTADO DE HIDALGO	2,000,000

PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE TENANGO DEL AIRE, EN EL ESTADO DE MÉXICO	2,923,810
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE TEOCUITATLÁN DE CORONA, EN EL ESTADO DE JALISCO	4,120,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE TEUCHITLÁN, EN EL ESTADO DE JALISCO	1,100,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE TLAHUALILO, EN EL ESTADO DE DURANGO	1,500,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE UNIÓN JUÁREZ, EN EL ESTADO DE CHIAPAS	6,720,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE XONACATLÁN, EN EL ESTADO DE MÉXICO	2,000,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE ZARAGOZA, EN EL ESTADO DE COAHUILA	1,500,000
PROYECTOS DE DESARROLLO E INFRAESTRUCTURA MUNICIPAL, EN EL MUNICIPIO DE ZIMAPÁN, EN EL ESTADO DE HIDALGO	4,500,000
PROYECTOS DE DESARROLLO EN BENITO JUÁREZ EN LA CIUDAD DE MÉXICO	2,000,000
PROYECTOS DE DESARROLLO EN BENITO JUÁREZ, CIUDAD DE MÉXICO	5,000,000
PROYECTOS DE DESARROLLO EN CUAJIMALPA DE MORELOS, EN LA CIUDAD DE MÉXICO	2,000,000
PROYECTOS DE DESARROLLO EN MIGUEL HIDALGO, CIUDAD DE MÉXICO	1,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN DIVERSOS MUNICIPIOS DE BAJA CALIFORNIA	4,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN DIVERSOS MUNICIPIOS DE BAJA CALIFORNIA SUR	6,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN DIVERSOS MUNICIPIOS DE GUANAJUATO	4,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE ABASOLO, GUANAJUATO	3,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE AHUACATLÁN, NAYARIT	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE ALVARADO, VERACRUZ	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE ATIZAPÁN DE ZARAGOZA, MÉXICO	4,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE AXTLA DE TERRAZAS, SAN LUIS POTOSÍ	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE BOCA DEL RÍO, VERACRUZ	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE CABORCA, SONORA	1,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE CADEREYTA DE MONTES, QUERÉTARO	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE CERRALVO, NUEVO LEÓN	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE COLIMA, COLIMA	6,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE COLÓN, QUERÉTARO	1,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE CORREGIDORA, QUERÉTARO	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE ENSENADA, BAJA CALIFORNIA	4,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE GUADALUPE, NUEVO LEÓN	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE GUAYMAS, SONORA	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE GÜÉMEZ, TAMAULIPAS	1,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE GÜÉMEZ, TAMAULIPAS.	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE HEROICA CIUDAD DE JUCHITÁN DE ZARAGOZA, OAXACA	890,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE HUATABAMPO, SONORA	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE HUNUCMÁ, YUCATÁN	1,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE LEÓN, GUANAJUATO	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE LEÓN, GUANAJUATO.	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE MARISCALA DE JUÁREZ, OAXACA	1,110,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE MAZATEPEC, MORELOS	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE MEXICALI, BAJA CALIFORNIA	4,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE MOCTEZUMA, SAN LUIS POTOSÍ	500,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE MUNA, YUCATÁN	1,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE NAUCALPAN DE JUÁREZ, MÉXICO	4,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE NAVOJOA, SONORA	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE NOGALES, SONORA	2,000,000

PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE NUEVO LAREDO, TAMAULIPAS	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE OLUTA, VERACRUZ	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE OPICHÉN, YUCATÁN	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE OQUITOA, SONORA	300,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE PADILLA, TAMAULIPAS	1,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE PINAL DE AMOLES, QUERÉTARO	1,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE PUEBLA, PUEBLA	18,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE QUERÉTARO, QUERÉTARO	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE RIOVERDE, SAN LUIS POTOSÍ	1,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE SAHUAYO, EN EL ESTADO DE MICHOACÁN	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE SAN MIGUEL DE ALLENDE, GUANAJUATO	4,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE SAN NICOLÁS DE LOS GARZA, NUEVO LEÓN	8,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE SAN PABLO DEL MONTE, TLAXCALA	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE SAN PEDRO GARZA GARCÍA, NUEVO LEÓN	4,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE SANTA ANA, SONORA	700,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE SOLIDARIDAD, QUINTANA ROO	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE SOMBRERETE, ZACATECAS	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE TANGANCÍCUARO, EN EL ESTADO DE MICHOACÁN	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE TIJUANA, BAJA CALIFORNIA	6,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE TIJUANA, BAJA CALIFORNIA.	4,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE UNIÓN DE SAN ANTONIO, JALISCO	4,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE VERACRUZ, VERACRUZ	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE XILITLA, SAN LUIS POTOSÍ	500,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE XOCHITEPEC, MORELOS	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE YAUTEPEC, MORELOS	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE ZILTLALTÉPEC DE TRINIDAD SÁNCHEZ SANTOS, TLAXCALA	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL, EN EL MUNICIPIO DE CALVILLO, EN EL ESTADO DE AGUASCALIENTES	4,000,000
PROYECTOS DE DESARROLLO MUNICIPAL, EN EL MUNICIPIO DE CAMPECHE, EN EL ESTADO DE CAMPECHE	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL, EN EL MUNICIPIO DE CARMEN, EN EL ESTADO DE CAMPECHE	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL, EN EL MUNICIPIO DE CHIHUAHUA, EN EL ESTADO DE CHIHUAHUA	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL, EN EL MUNICIPIO DE COYOTEPEC, EN EL ESTADO DE MÉXICO	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL, EN EL MUNICIPIO DE ENCARNACIÓN DE DÍAZ, EN EL ESTADO DE JALISCO	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL, EN EL MUNICIPIO DE GUACHOCHI, EN EL ESTADO DE CHIHUAHUA	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL, EN EL MUNICIPIO DE HUANÍMARO, EN EL ESTADO DE GUANAJUATO	500,000
PROYECTOS DE DESARROLLO MUNICIPAL, EN EL MUNICIPIO DE HUIXQUILUCAN, EN EL ESTADO DE MÉXICO	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL, EN EL MUNICIPIO DE JESÚS MARÍA, EN EL ESTADO DE AGUASCALIENTES	4,000,000
PROYECTOS DE DESARROLLO MUNICIPAL, EN EL MUNICIPIO DE JUCHITÁN, EN EL ESTADO DE GUERRERO	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL, EN EL MUNICIPIO DE MELCHOR OCAMPO, EN EL ESTADO DE MÉXICO	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL, EN EL MUNICIPIO DE PACHUCA DE SOTO, EN EL ESTADO DE HIDALGO	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL, EN EL MUNICIPIO DE PÉNJAMO, EN EL ESTADO DE	500,000

GUANAJUATO	
PROYECTOS DE DESARROLLO MUNICIPAL, EN EL MUNICIPIO DE POANAS, EN EL ESTADO DE DURANGO	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL, EN EL MUNICIPIO DE SAN CRISTÓBAL DE LA BARRANCA, EN EL ESTADO DE JALISCO	1,000,000
PROYECTOS DE DESARROLLO MUNICIPAL, EN EL MUNICIPIO DE SANTA ISABEL, EN EL ESTADO DE CHIHUAHUA	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL, EN EL MUNICIPIO DE TENAMAXTLÁN, EN EL ESTADO DE JALISCO	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL, EN EL MUNICIPIO DE TEQUILA, EN EL ESTADO DE JALISCO	1,000,000
PROYECTOS DE DESARROLLO MUNICIPAL, EN EL MUNICIPIO DE TUXTLA GUTIÉRREZ, EN EL ESTADO DE CHIAPAS	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL, EN EL MUNICIPIO DE VILLAGRÁN, EN EL ESTADO DE GUANAJUATO	2,000,000
PROYECTOS DE DESARROLLO MUNICIPAL, EN EL MUNICIPIO DE ZARAGOZA, EN EL ESTADO DE COAHUILA	2,000,000
PROYECTOS DE DESARROLLO REGIONAL EN EL ESTADO DE BAJA CALIFORNIA	300,000,000
PROYECTOS DE DESARROLLO REGIONAL EN EL ESTADO DE BAJA CALIFORNIA SUR	200,000,000
PROYECTOS DE DESARROLLO REGIONAL EN EL ESTADO DE CHIHUAHUA	300,000,000
PROYECTOS DE DESARROLLO REGIONAL EN EL ESTADO DE DURANGO	250,000,000
PROYECTOS DE DESARROLLO REGIONAL EN EL ESTADO DE GUANAJUATO	350,000,000
PROYECTOS DE DESARROLLO REGIONAL EN EL ESTADO DE PUEBLA	350,000,000
PROYECTOS DE DESARROLLO REGIONAL EN EL ESTADO DE QUERÉTARO	250,000,000
PROYECTOS DE DESARROLLO REGIONAL EN EL ESTADO DE QUINTANA ROO	200,000,000
PROYECTOS DE DESARROLLO REGIONAL EN EL ESTADO DE TAMAULIPAS	300,000,000
PROYECTOS DE DESARROLLO REGIONAL EN EL ESTADO DE VERACRUZ	400,000,000
PROYECTOS DE DESARROLLO REGIONAL, EN EL ESTADO DE AGUASCALIENTES	200,000,000
PROYECTOS DE INFRAESTRUCTURA ECONÓMICA EN LA CIUDAD DE MÉXICO	134,000,000
PROYECTOS DE INFRAESTRUCTURA ECONÓMICA EN SINALOA	99,000,000
PROYECTOS DE INFRAESTRUCTURA EN EL ESTADO DE CHIAPAS	200,000,000
PROYECTOS DE INFRAESTRUCTURA EN EL ESTADO DE GUANAJUATO	48,000,000
PROYECTOS DE INFRAESTRUCTURA EN EL ESTADO DE PUEBLA	34,000,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN NACAJUCA, TABASCO	2,500,000
PROYECTOS DE INFRAESTRUCTURA SOCIAL PARA LA CIUDAD DE MÉXICO	30,000,000
PROYECTOS DE INFRAESTRUCTURA VIAL EN EL ESTADO DE SONORA	415,000,000
PROYECTOS DE INFRAESTRUCTURA VIAL, EN EL MUNICIPIO DE AGUASCALIENTES, EN EL ESTADO DE AGUASCALIENTES	9,775,699
PROYECTOS DE PAVIMENTACIÓN E INFRAESTRUCTURA VIAL EN SINALOA	100,000,000
PROYECTOS INFRAESTRUCTURA EN EL MUNICIPIO DE TLALCHAPA GUERRERO	15,000,000
PROYECTOS PARA EL DESARROLLO DE INFRAESTRUCTURA, EN EL MUNICIPIO DE PARÁCUARO, EN EL ESTADO DE MICHOACÁN	2,000,000
PROYECTOS PARA EL DESARROLLO DEL MUNICIPIO DE JOSÉ SIXTO VERDUZCO, EN EL ESTADO DE MICHOACÁN	3,000,000
PROYECTOS PARA EL DESARROLLO MUNICIPAL EN INFRAESTRUCTURA, EN EL MUNICIPIO DE JACONA, EN EL ESTADO DE MICHOACÁN	5,000,000
PROYECTOS PARA EL DESARROLLO, EN EL MUNICIPIO DE AGUASCALIENTES, EN EL ESTADO DE AGUASCALIENTES	8,996,632
PUENTE METROPOLITANO GUAYMAS-EMPALME, SONORA	40,000,000
PUENTE PEATONAL UNIVERSITARIO , EN EL MUNICIPIO DE ANGEL ALBINO CORZO, EN EL ESTADO DE CHIAPAS	2,900,000
PUENTE VEHÍCULAR ARROYO JAVALINES, EN EL MUNICIPIO DE MAZATLÁN, EN EL ESTADO DE SINALOA	28,676,030
QUINTA ETAPA DE LA PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA CALZADA BENITO JUÁREZ. URUAPAN, MICHOACÁN	10,000,000
RECARPETEO CON MEZCLA ASFÁLTICA EN CALIENTE EN CAMINO PRINCIPAL EN LIBERTAD 1RA. SECCIÓN EN EL MUNICIPIO DE PARAÍSO, TABASCO	2,369,875
RECONSTRUCCION CON CARPETA ASFALTICA EN CALLES DEL MUNICIPIO DE BENITO JUÁREZ, QUINTANA ROO.	59,384,776

RECONSTRUCCIÓN DE CAMINO A BASE DE MEZCLA ASFÁLTICA EJIDO EL TALAR, MUNICIPIO DE CUNDUACÁN, TABASCO	1,681,780
RECONSTRUCCIÓN DE CAMINO A BASE DE MEZCLA ASFÁLTICA, RANCHERÍA ANTA, MUNICIPIO DE CUNDUACÁN, TABASCO	2,500,000
RECONSTRUCCION DE CARPETA ASFALTICA DE VIALIDADES EN SMZA Y AVENIDAS DEL CENTRO DE LA CIUDAD DE CANCUN, EN EL MUNICIPIO DE BENITO JUÁREZ, EN EL ESTADO DE QUINTANA ROO	17,880,600
RECONSTRUCCION DE CARPETA ASFALTICA DE CALLES INTERIORES DE LA SMZA.518, BENITO JUÁREZ, QUINTANA ROO.	16,163,753
RECONSTRUCCION DE CARPETA ASFALTICA DE DIVERSAS CALLES EN EL MUNICIPIO DE BENITO JUÁREZ, QUINTANA ROO.	32,954,400
RECONSTRUCCION DE CARPETA ASFALTICA DE LA AV. LOS TULES 1, 2 Y 3, BENITO JUÁREZ, QUINTANA ROO.	7,748,269
RECONSTRUCCION DE CARPETA ASFALTICA DE LA SMZA 50 ENTRE LA AV KINIK Y AV NACHI COCON, BENITO JUÁREZ, QUINTANA ROO.	1,661,250
RECONSTRUCCIÓN DE CARPETA ASFÁLTICA DE LAS CALLES (AVISPA DE LA SUPERMANZANA 105, CALLE 126 CON 107, CALLE 16 Y 134 DE LA SUPERMANZANA 236 Y AVENIDA VENUSTIANO CARRANZA DE LA REGION 232, BENITO JUÁREZ, QUINTANA ROO.	12,000,000
RECONSTRUCCION DE CARPETA ASFALTICA DE LAS CALLES EN LA SM. 500, BENITO JUÁREZ, QUINTANA ROO.	5,465,000
RECONSTRUCCIÓN DE CARPETA ASFÁLTICA DE LAS CALLES EN LA SUPERMANZANA 501,BENITO JUÁREZ, QUINTANA ROO	14,000,000
RECONSTRUCCIÓN DE CARPETA ASFÁLTICA EN NACAJUCA, TABASCO	1,331,650
RECONSTRUCCIÓN DE INFRAESTRUCTURA URBANA A BASE DE CONCRETO HIDRÁULICO EN LA CALLE 10 NORTE ENTRE AV.12 ORIENTE Y BOULEVARD FORJADORES CHOLULA-PUEBLA, MUNICIPIO DE SAN PEDRO CHOLULA, PUEBLA	11,484,504
RECONSTRUCCION DE LA ESCUELA PRIMARIA MANUEL CATELLANOS CASTELLANOS, EN EL MUNICIPIO DE SAN CRISTÓBAL DE LAS CASAS, EN EL ESTADO DE CHIAPAS	2,900,000
RECONSTRUCCIÓN DE PAVIMETNACIÓN CON CONCRETO HIDRÁULICO EN ZONA CENTRO, EN EL MUNICIPIO DE CADEREYTA JIMÉNEZ, EN EL ESTADO DE NUEVO LEÓN	5,000,000
RECONSTRUCCIÓN DEL COLECTOR SANITARIO ORIENTE SEGUNDA ETAPA, EN EL MUNICIPIO DE HUANDACAREO, EN EL ESTADO DE MICHOACÁN	2,988,598
RECONSTRUCCIÓN DEL MERCADO MUNICIPAL ADOLFO LÓPEZ MATEOS, EN EL MUNICIPIO DE CIHUATLÁN, JALISCO.	3,000,000
RED DE CICLOPISTAS PARA INTERCONECTAR EL CORREDOR ARQUEOLÓGICO-COMUNITARIO "RÍO BEC", MUNICIPIO DE CALAKMUL, CAMPECHE	15,207,355
RED DE DISTRIBUCIÓN DE AGUA POTABLE EN TZINTZINGAREO, EN EL MUNICIPIO DE IRIMBO, EN EL ESTADO DE MICHOACÁN	2,979,323
RED DE DRENAJE EN LA CALLE MIGUEL HIDALGO EN EL CAPULÍN, MUNICIPIO DE SALVATIERRA, GUANAJUATO	677,000
REENCARPETAMIENTO DEL BLVD. PONIENTE EN ACATZINGO DE HIDALGO, PUEBLA	3,000,000
REENCARPETAMIENTO DEL KM O+000 AL 1+000 DEL CAMINO APORO- OJO DE AGUA EN APORO, MICHOACÁN	3,655,345
REENCARPETAMIENTO E ILUMINACIÓN DEL BOULEVARD MARIO MORENO CANTINFLAS, SAN PEDRO CARHO, CABECERA MUNICIPAL VENUSTIANO CARRANZA, MICHOACÁN	2,379,000
REENCARPETAMIENTO Y MODERNIZACIÓN DE LA CARRETERA A LA AGENCIA MUNICIPAL DE ACATLIMA EN EL MUNICIPIO DE HEROICA CIUDAD DE HUAJUAPAN DE LEÓN, OAXACA	6,000,000
REENCARPETAMIENTO Y MODERNIZACIÓN DEL LIBRAMIENTO NORTE EN EL MUNICIPIO DE HEROICA CIUDAD DE HUAJUAPAN DE LEÓN, OAXACA	9,000,000
REHABIILITACION DE PARQUE EN AV DE LAS TORRES Y COMPOSITORES COL. CAMPANARIO, EN EL MUNICIPIO DE JUÁREZ, EN EL ESTADO DE CHIHUAHUA	1,000,000
REHABILITACIÓN 20 DE NOVIEMBRE , EN EL MUNICIPIO DE SANTIAGO, EN EL ESTADO DE NUEVO LEÓN	900,001
REHABILITACIÓN A BASE DE CONCRETO HIDRÁULICO EN LA CALLE RETORNO EDUARDO VILLASEÑOR, FRACCIONAMIENTO CAMELINAS, EN EL MUNICIPIO DE MORELIA, EN EL ESTADO DE MICHOACÁN	2,000,000
REHABILITACIÓN CALLE LÓPEZ COTILLA Y JUSTO SIERRA EN CABECERA MUNICIPAL DE MASCOTA EN EL ESTADO DE JALISCO	3,000,000
REHABILITACIÓN CAMPO DE SOFTBALL PARQUE LOS ENCINOS, EN EL MUNICIPIO DE TECATE, EN EL ESTADO DE BAJA CALIFORNIA	1,860,000
REHABILITACIÓN CENTRO DE ACTIVACIÓN FÍSICA Y CULTURA , INFONAVIT LOMA ALTA, EN EL MUNICIPIO DE TECATE, EN EL ESTADO DE BAJA CALIFORNIA	2,000,000
REHABILITACIÓN CENTRO DE SALUD, EN EL MUNICIPIO DE SANTA MARÍA DEL ORO, EN EL ESTADO DE JALISCO	3,000,000
REHABILITACIÓN CON CONCRETO HIDRÁULICO DE DIVERSOS TRAMOS DE LA CALLE DE GUERRERO EN EL MUNICIPIO DE LAGUNILLAS, MICHOACÁN	998,654

REHABILITACIÓN CON CONCRETO HIDRÁULICO DE LA CALLE CORREGIDORA, EN EL MUNICIPIO DE LAGUNILLAS, EN EL ESTADO DE MICHOACÁN	2,485,632
REHABILITACIÓN DE ALUMBRADO PÚBLICO DE LA CALZADA DE LA AVENIDA LÁZARO CÁRDENAS, EN EL MUNICIPIO DE HUANDACAREO, EN EL ESTADO DE MICHOACÁN	2,000,000
REHABILITACION DE AUDITORIO DE LA SECUNDARIA FRANCISCO J MUJICA, EN EL MUNICIPIO DE TUXPAN, EN EL ESTADO DE MICHOACÁN	1,000,000
REHABILITACIÓN DE CALLE CENTENARIO, SAN TADEO, CALVILLO, AGUASCALIENTES	2,000,000
REHABILITACION DE CALLE DEL DESIERTO EN ZINAPECUARO, EN EL MUNICIPIO DE ZINAPÉCUARO, EN EL ESTADO DE MICHOACÁN	1,000,000
REHABILITACION DE CALLE FRANCISCO I MADERO EN CABECERA MUNICIPAL, EN EL MUNICIPIO DE HUIMILPAN, EN EL ESTADO DE QUERÉTARO	2,713,983
REHABILITACION DE CALLE IGNACIO ALLENDE EN CABECERA MUNICPAL, EN EL MUNICIPIO DE EZEQUIEL MONTES, EN EL ESTADO DE QUERÉTARO	6,624,248
REHABILITACIÓN DE CALLE SAN JOSÉ, LA FORTUNA, CALVILLO, AGUASCALIENTES	1,270,000
REHABILITACIÓN DE CALLES SECUNDARIAS EN PROGRESO, EN YUCATÁN	4,091,115
REHABILITACION DE CAMELLON AV. RUIZ CORTINEZ DEL POBLADO DE ACAPATZINGO, CUERNAVACA, MORELOS.	1,000,000
REHABILITACIÓN DE CAMINO CIÉNEGA DE CENICEROS - MATAMOROS EN EL MUNICIPIO DE MATAMOROS, EN EL ESTADO DE CHIHUAHUA	8,000,000
REHABILITACIÓN DE CAMINO RURAL CON PAVIMENTO HIDRÁULICO BARRIO ACALTITLA LOC TEPAXAPA, EN EL MUNICIPIO DE SOLEDAD ATZOMPA, EN EL ESTADO DE VERACRUZ	383,632
REHABILITACIÓN DE CAMINO RURAL CON PAVIMENTO HIDRÁULICO BARRIO CAFETITLA LOC TEPAXAPA, EN EL MUNICIPIO DE SOLEDAD ATZOMPA, EN EL ESTADO DE VERACRUZ	388,661
REHABILITACIÓN DE CAMINO RURAL CON PAVIMENTO HIDRÁULICO EN BARRIO TLALQUECHPAN DE TEPAXAPA, EN EL MUNICIPIO DE SOLEDAD ATZOMPA, EN EL ESTADO DE VERACRUZ	385,787
REHABILITACIÓN DE CAMINOS, EN EL MUNICIPIO DE BOLAÑOS, EN EL ESTADO DE JALISCO	3,000,000
REHABILITACIÓN DE CAMPO DE FUTBOL Y/O CONSTRUCCIÓN DE DOMO CON GRADAS DEL CAMPO DE FUTBOL DE LA ESCUELA PRIMARIA NIÑOS HÉROES, PLAYA DEL CARMEN, SOLIDARIDAD. EN EL ESTADO DE QUINTANA ROO	1,300,000
REHABILITACIÓN DE CAMPO DEPORTIVO LA CLEMENCIA, CABECERA MUNICIPAL, SANTIAGO MARAVATÍO, GUANAJUATO	5,000,000
REHABILITACIÓN DE CANCHA DE FÚTBOL CON PASTO SINTÉTICO EN LA LOCALIDAD EL CARACOL EN GUASAVE, SINALOA	2,674,290
REHABILITACIÓN DE CANCHA DE FÚTBOL CON PASTO SINTÉTICO EN LA LOCALIDAD EL CERRO CABEZÓN EN GUASAVE, SINALOA	2,000,000
REHABILITACIÓN DE CANCHA DE FÚTBOL CON PASTO SINTÉTICO EN LA LOCALIDAD EL HUITUSSI EN GUASAVE, SINALOA	3,550,710
REHABILITACIÓN DE CANCHA DE FUTBOL, Y PARQUE A LA ORILLA DEL RÍO, EN CALLE RÍO MEZCALAPA ESQ. CON CALLE 2 COL. CASA BLANCA, MUNICIPIO DE CENTRO TABASCO	1,500,000
REHABILITACIÓN DE CANCHA Y GIMNASIO AL AIRE LIBRE, EN EL MUNICIPIO DE TEPATLAXCO DE HIDALGO, EN EL ESTADO DE PUEBLA	1,000,000
REHABILITACIÓN DE COLECTOR SANITARIO PRINCIPAL EN LA CALLE EJIDO EN CABECERA MUNICIPAL DE SANTIAGO MARAVATÍO EN EL ESTADO DE GUANAJUATO	1,300,000
REHABILITACIÓN DE DRENAJE SANITARIO Y CONSTRUCCIÓN DEL DRENAJE PLUVIAL EN LA CALLE FELIPE CARRILLO PUERTO, COL. JOSEFA ORTIZ DE DOMÍNGUEZ , EN EL MUNICIPIO DE JARAL DEL PROGRESO, EN EL ESTADO DE GUANAJUATO	1,300,000
REHABILITACIÓN DE EDIFICIO DE AYUDANTÍA MUNICIPAL EN LA LOCALIDAD DE SANTA MARÍA AHUACATITLAN, CUERNAVACA, MORELOS.	1,000,000
REHABILITACIÓN DE EDIFICIOS PÚBLICOS DEL CENTRO HISTÓRICO DE TEHUANTEPEC EN EL MUNICIPIO DE SANTO DOMINGO TEHUANTEPEC, EN EL ESTADO DE OAXACA	2,000,000
REHABILITACIÓN DE ESPACIOS PÚBLICOS, EN EL MUNICIPIO DE CUAUTINCHÁN, EN EL ESTADO DE PUEBLA	400,000
REHABILITACIÓN DE ESPACIOS PÚBLICOS, EN EL MUNICIPIO DE MIXTLA, EN EL ESTADO DE PUEBLA	400,000
REHABILITACIÓN DE ESTANCIA DE DÍA, EN EL MUNICIPIO DE ACATZINGO, EN EL ESTADO DE PUEBLA	200,000
REHABILITACIÓN DE HOSPITAL INTEGRAL, EN EL MUNICIPIO DE COSALÁ, EN EL ESTADO DE SINALOA	1,000,000
REHABILITACIÓN DE JARDINES EN LA DELEGACION LEONA VICARIO, PUERTO MORELOS, QUINTANA ROO	5,000,000
REHABILITACIÓN DE LA BIBLIOTECA PÚBLICA CARLOS ALBERTO MADRAZO BECERRA DE LA VILLA TAPIJULAPA, EN EL MUNICIPIO DE TACOTALPA, TABASCO	2,500,000
REHABILITACIÓN DE LA CALLE CUAUHTÉMOC, EN EL MUNICIPIO DE CUAUTLA, EN EL ESTADO DE MORELOS	900,000
REHABILITACIÓN DE LA CALLE GALEANA, COMUNIDAD DE LAS ANIMAS, CALVILLO, AGUASCALIENTES	1,500,000

REHABILITACIÓN DE LA CALLE JAZMINES, TETECALA, MORELOS	3,874,891
REHABILITACIÓN DE LA CALLE PRINCIPAL EN LA LOCALIDAD DE GUADALUPE DEL MONTE, PUEBLO NUEVO EN EL ESTADO DE GUANAJUATO	1,300,000
REHABILITACIÓN DE LA CALLE PRINCIPAL ING. MARIANO GARCÍA SELA (ENTRE LA CALLE CORREGIDORA Y BUGAMBILIAS) 4TA ETAPA, EN EL MUNICIPIO DE CORONEO, EN EL ESTADO DE GUANAJUATO	1,200,000
REHABILITACIÓN DE LA CALLE VENUSTIANO CARRANZA EN LA LOCALIDAD EL TEPEHUAJE EN CHAVINDA, MICHOACÁN	497,323
REHABILITACIÓN DE LA CARPETA ASFÁLTICA EN DIFERENTES CALLES DE DELEGACIÓN CUAUHTÉMOC, CIUDAD DE MÉXICO	110,000,000
REHABILITACIÓN DE LA CARRETERA ATLANGATEPEC - ZUMPANGO, EN EL MUNICIPIO DE ATLANGATEPEC, TLAXCALA	20,000,000
REHABILITACIÓN DE LA CARRETERA IXTACUIXTLA DE MARIANO MATAMOROS- (SAN ANTONIO ATOTONILCO) –NANACAMILPA DE MARIANO ARISTA, EN EL ESTADO DE TLAXCALA.	114,800,000
REHABILITACIÓN DE LA CASA DE LA CULTURA DE LA VILLA TAPIJULAPA, PUEBLO MÁGICO, EN EL MUNICIPIO DE TACOTALPA, TABASCO	3,500,000
REHABILITACIÓN DE LA CLÍNICA DE SALUD EN LA LOCALIDAD DE TECUAUTITLÁN, PIAXTLA EN EL ESTADO DE PUEBLA	3,095,864
REHABILITACION DE LA PRIMARIA TLAHUILLI, CLAVE: 17DPPR0720D, AXOCHIAPAN, MORELOS	500,000
REHABILITACIÓN DE LA RED DE DRENAJE, AGUA POTABLE Y REVESTIMIENTO DE CONCRETO HIDRÁULICO DE LA CALLE VASCO DE QUIROGA EN FELIPE CARRILLO PUERTO, BUENAVISTA, MICHOACÁN,	2,758,000
REHABILITACIÓN DE LA UNIDA DEPORTIVA DEL POBLADO FRANCISCO I. MADERO. DE FRONTERA, CENTLA TABASCO.	5,000,000
REHABILITACIÓN DE LA UNIDAD DEPORTIVA "EL QUIZA" DEL MUNICIPIO DE CUAJINICUILAPA GUERRERO	3,000,000
REHABILITACIÓN DE LA UNIDAD DEPORTIVA EN LA LOCALIDAD DE SANTA RITA, EN EL MUNICIPIO DE COPÁNDARO, EN EL ESTADO DE MICHOACÁN	2,497,235
REHABILITACIÓN DE LA UNIDAD DEPORTIVA DE TIERRA COLORADA DEL MUNICIPIO DE CENTRO, TABASCO	3,000,000
REHABILITACIÓN DE LA UNIDAD DEPORTIVA EN EL EJ. LOMITAS DEL MUNICIPIO DE NACAJUCA, TABASCO.	10,000,000
REHABILITACIÓN DE LA UNIDAD DEPORTIVA LOS PINOS, COLONIA SATÉLITE, CUERNAVACA, MORELOS	2,702,301
REHABILITACIÓN DE LA UNIDAD DEPORTIVA ORIENTE EN EL MUNICIPIO DE SAN JUAN DEL RÍO, QUERÉTARO	10,000,000
REHABILITACIÓN DE LA UNIDAD DEPORTIVA TETELA, COLONIA TETELA DEL MONTE, CUERNAVACA, MORELOS	9,762,142
REHABILITACIÓN DE LA UNIDAD DEPORTIVA, COLONIA ZODIACO EN EL MUNICIPIO DE CUERNAVACA, MORELOS	4,389,364
REHABILITACIÓN DE LOS SERVICIOS BÁSICOS EN LA LOCALIDAD DE CURIMEO, EN EL MUNICIPIO DE PANINDÍCUARO, EN EL ESTADO DE MICHOACÁN	9,000,000
REHABILITACIÓN DE MERCADO EN COLONIA TIERRA COLORADA EN EL MUNICIPIO DE CENTRO, TABASCO	3,000,000
REHABILITACIÓN DE MERCADOS EN EL MUNICIPIO DE SAN PEDRO TLAQUEPAQUE, JALISCO.	10,000,000
REHABILITACIÓN DE PARQUE DEPORTIVO GALEANA EN EL MUNICIPIO DE JUÁREZ, CHIHUAHUA	2,223,256
REHABILITACION DE PARQUE EN RAFAEL PRECIADO Y HDA. DEL SOL Y PROL. INDEPENDENCIA COLONIA HACIENDA DE LAS TORRES UNIVERSIDAD, EN EL MUNICIPIO DE JUÁREZ, EN EL ESTADO DE CHIHUAHUA	1,000,000
REHABILITACION DE PARQUE EN ALPISTE, MEZQUITE ROJO Y MEZQUITE VERDE COLONIA EL MEZQUITAL, EN EL MUNICIPIO DE JUÁREZ, EN EL ESTADO DE CHIHUAHUA	1,000,000
REHABILITACION DE PARQUE EN DESIERTO KAVIR Y CALLE BLVD. ZARAGOZA FRACCIONAMIENTO PARAJES DE ORIENTE, EN EL MUNICIPIO DE JUÁREZ, EN EL ESTADO DE CHIHUAHUA	1,000,000
REHABILITACION DE PARQUE EN DURANGO Y MITLA Y TURCO DURANGO COLONIA BOSQUES DE SALVARCAR, EN EL MUNICIPIO DE JUÁREZ, EN EL ESTADO DE CHIHUAHUA	1,000,000
REHABILITACION DE PARQUE EN FEDERICO DE LA VEGA Y SENDEROS DE ALPEDRETE COLONIA SENDEROS DE SAN ISIDRO, EN EL MUNICIPIO DE JUÁREZ, EN EL ESTADO DE CHIHUAHUA	1,000,000
REHABILITACION DE PARQUE EN FORTIN DE LA SOLEDAD Y AMAYUCA Y PUENTE DE IXTLA COL MORELOS IV, EN EL MUNICIPIO DE JUÁREZ, EN EL ESTADO DE CHIHUAHUA	1,500,000
REHABILITACION DE PARQUE EN HAGAMOSLO JUNTOS Y BERNARDO NORZAGARAY COLONIA SOLIDARIDAD, EN EL MUNICIPIO DE JUÁREZ, EN EL ESTADO DE CHIHUAHUA	1,500,000
REHABILITACION DE PARQUE EN HERMANOS ESCOBAR ENTRE CLIO E HIDALGO CONIA PASEOS DE ZARAGOZA, EN EL MUNICIPIO DE JUÁREZ, EN EL ESTADO DE CHIHUAHUA	1,000,000
REHABILITACIÓN DE PARQUE EN LA COMUNIDAD DE SAN JUAN PALMIRA, EN CHAVINDA, MICHOACÁN	485,654
REHABILITACION DE PARQUE EN MA. TERESA ROJAS Y MARIA ARIAS BERNAL COLONIA MARIA	1,200,000

MARTINEZ, EN EL MUNICIPIO DE JUÁREZ, EN EL ESTADO DE CHIHUAHUA	
REHABILITACION DE PARQUE EN MARQUEZ DE SANTA CRUZ Y MARQUEZ DE VALBUENA COLONIA VALLE DEL MARQUEZ, EN EL MUNICIPIO DE JUÁREZ, EN EL ESTADO DE CHIHUAHUA	1,000,000
REHABILITACION DE PARQUE EN MEZQUITE BLANCO Y AV. MEZQUITAL COLONIA EL MEZQUITAL, EN EL MUNICIPIO DE JUÁREZ, EN EL ESTADO DE CHIHUAHUA	1,000,000
REHABILITACION DE PARQUE EN MONTE ARAGON Y CAMPOS DEL PARQUE COLONIA URBI VILLA DEL CAMPO, EN EL MUNICIPIO DE JUÁREZ, EN EL ESTADO DE CHIHUAHUA	1,000,000
REHABILITACION DE PARQUE EN MONTES DEL CANTAL Y PICO LENANA URBI VILLA DEL CEDRO, EN EL MUNICIPIO DE JUÁREZ, EN EL ESTADO DE CHIHUAHUA	1,000,000
REHABILITACION DE PARQUE EN PASEOS DEL ALBA Y MIRLOS COLONIA PASESO DEL ALBA, EN EL MUNICIPIO DE JUÁREZ, EN EL ESTADO DE CHIHUAHUA	1,000,000
REHABILITACION DE PARQUE EN PRADERA DE LA SIERRA Y PRADERA DEL COBRE COLONIA PRADERAS DE LA SIERRA, EN EL MUNICIPIO DE JUÁREZ, EN EL ESTADO DE CHIHUAHUA	1,000,000
REHABILITACION DE PARQUE EN PRADERAS DEL SOL Y SOL DEL DESEO COLONIA PREADERAS DEL SOL, EN EL MUNICIPIO DE JUÁREZ, EN EL ESTADO DE CHIHUAHUA	1,000,000
REHABILITACION DE PARQUE EN RIVERA DEL CASTILLO Y RIVERA DE LA PRADERA COLONIA RIVERAS DEL BRAVO ET VIII, EN EL MUNICIPIO DE JUÁREZ, EN EL ESTADO DE CHIHUAHUA	1,000,000
REHABILITACION DE PARQUE EN UVA Y FRESA COLONIA LAS HUERTAS, EN EL MUNICIPIO DE JUÁREZ, EN EL ESTADO DE CHIHUAHUA	1,000,000
REHABILITACION DE PARQUE EN VALLE DEL CEDRO Y CALLE B Y C COLONIA TORRES DEL PRI, EN EL MUNICIPIO DE JUÁREZ, EN EL ESTADO DE CHIHUAHUA	1,000,000
REHABILITACIÓN DE PARQUE POPULAR COLONIA 16 DE SEPTIEMBRE EN EL MUNICIPIO DE JUÁREZ, CHIHUAHUA	2,303,293
REHABILITACIÓN DE PARQUE POPULAR COLONIA FRONTERIZA EN EL MUNICIPIO DE JUÁREZ, CHIHUAHUA	2,223,256
REHABILITACIÓN DE PARQUE POPULAR COLONIA PLUTARCO ELÍAS CALLES EN EL MUNICIPIO DE JUÁREZ, CHIHUAHUA	1,802,640
REHABILITACIÓN DE PARQUE, EN LA COMUNIDAD DE LA TERESA, CALVILLO, AGUASCALIENTES	1,000,000
REHABILITACIÓN DE PAVIMENTACIÓN EN LA CALLE MIGUEL HIDALGO, ENTRE CALLE MAYAS Y CALLE OCCIDENTAL, EN EL MUNICIPIO DE ESCUINAPA, EN EL ESTADO DE SINALOA	22,100,000
REHABILITACIÓN DE PAVIMENTO DE CONCRETO HIDRÁULICO EN AV. JORGE SERDÁN II ETAPA, EN EL MUNICIPIO DE TENOCHTITLÁN, EN EL ESTADO DE VERACRUZ	5,000,000
REHABILITACIÓN DE PAVIMENTO DE CONCRETO HIDRÁULICO EN LA CALLE 16 DE SEPT, EN EL MUNICIPIO DE COLIPA, EN EL ESTADO DE VERACRUZ	1,500,000
REHABILITACIÓN DE PAVIMENTO EN LA CALLE MORELOS DE LA COMUNIDAD DE LA MONCADA, DEL MUNICIPIO DE TARIMORO, GUANAJUATO	1,600,000
REHABILITACIÓN DE PAVIMENTO HIDRÁULICO EN LA CALLE INDEPENDENCIA, EN EL MUNICIPIO DE COLIPA, EN EL ESTADO DE VERACRUZ	1,500,000
REHABILITACIÓN DE PAVIMENTO POR MEDIO DE CONCRETO HIDRÁULICO EN EL PERIFÉRICO TRAMO NORTE-PONIENTE EN LOS MUNICIPIOS DE ZAPOPAN Y GUADALAJARA, JALISCO	413,000,000
REHABILITACIÓN DE PLAZA CÍVICA DE CUAUTLA, MORELOS	60,000,000
REHABILITACIÒN DE PLAZA GILBERTO SALAZAR, COMUNIDAD SAN PEDRO, MUNICIPIO DE SANTIAGO EN EL ESTADO DE NUEVO LEÓN	1,788,000
REHABILITACIÓN DE PLAZA LOMAS DEL CERCADO , EN EL MUNICIPIO DE SANTIAGO, EN EL ESTADO DE NUEVO LEÓN	720,000
REHABILITACIÓN DE PLAZA PRINCIPAL DE CABECERA MUNICIPAL DE ABASOLO. ESTADO DE NUEVO LEÓN	800,000
REHABILITACIÓN DE PLAZA PRINCIPAL Y CONSTRUCCIÓN DE TECHUMBRE EN EL TEATRO DEL PUEBLO, COMUNIDAD DE MALPASO, CALVILLO, AGUASCALIENTES	1,000,000
REHABILITACIÓN DE UNIDAD DEPORTIVA, COLONIA 89, EN EL MUNICIPIO DE ENSENADA, EN EL ESTADO DE BAJA CALIFORNIA	3,375,853
REHABILITACIÓN DEL CENTRO CULTURAL DE LA COLINA, EN EL MUNICIPIO DE MORELIA, EN EL ESTADO DE MICHOACÁN	3,710,000
REHABILITACIÓN DEL CENTRO DE CAPACITACIÓN DEPORTIVA MOROLEÓN, DEL MUNICIPIO DE MOROLEÓN, GUANAJUATO	1,500,000
REHABILITACIÓN DEL CENTRO DE SALUD, EN EL MUNICIPIO DE COSALÁ, EN EL ESTADO DE SINALOA	980,831
REHABILITACIÓN DEL CENTRO DE SALUD, EN EL MUNICIPIO DE MOCORITO, EN EL ESTADO DE SINALOA	1,500,000
REHABILITACIÓN DEL DRENAJE Y CUNETAS PLUVIALES DEL CENTRO HISTÓRICO DE TEHUANTEPEC EN EL MUNICIPIO DE SANTO DOMINGO TEHUANTEPEC, EN EL ESTADO DE OAXACA	5,800,000
REHABILITACIÓN DEL HOSPITAL GENERAL DE LA CRUZ, EN EL MUNICIPIO DE ELOTA, EN EL ESTADO DE SINALOA	1,500,000
REHABILITACIÓN DEL MERCADO CORONEL GREGORIO MÉNDEZ MAGAÑA, COLONIA TAMULTE EN EL MUNICIPIO DE CENTRO, TABASCO	3,000,000

REHABILITACIÓN DEL MERCADO DE LA SIERRA, COLONIA GUAYABAL, MUNICIPIO DE CENTRO, TABASCO.	3,000,000
REHABILITACIÓN DEL MERCADO EL MIRADOR, EN EL MUNICIPIO DE GUADALAJARA, JALISCO	8,710,000
REHABILITACIÓN DEL MERCADO FLORENTINO HERNÁNDEZ BAUTISTA, COLONIA GAVIOTAS NORTE, EN EL MUNICIPIO DE CENTRO, TABASCO	3,000,000
REHABILITACIÓN DEL MERCADO MUNICIPAL EN LA COLONIA CRUZ ROJA, EN EL MUNICIPIO DE GÓMEZ FARÍAS, JALISCO.	2,000,000
REHABILITACIÓN DEL MERCADO MUNICIPAL Y DRENAJE SANITARIO , EN EL MUNICIPIO DE ACATZINGO, EN EL ESTADO DE PUEBLA	1,000,000
REHABILITACIÓN DEL MERCADO SEBASTIÁN ALLENDE, EN EL MUNICIPIO DE GUADALAJARA, JALISCO.	15,800,000
REHABILITACIÓN DEL MERCADO VALENTÍN GÓMEZ FARÍAS, EN EL MUNICIPIO DE GUADALAJARA, JALISCO	14,250,000
REHABILITACIÓN DEL PARQUE CENTRAL DEL CENTRO HISTÓRICO DE TEHUANTEPEC EN EL MUNICIPIO DE SANTO DOMINGO TEHUANTEPEC, EN EL ESTADO DE OAXACA	4,500,000
REHABILITACIÓN DEL PARQUE CUAUHTÉMOC, EN EL MUNICIPIO DE HUANDACAREO, EN EL ESTADO DE MICHOACÁN	1,000,000
REHABILITACION DEL PARQUE LUIS MANUEL ROJAS ARREOLA, CENTRO HISTORICO, CABECERA MUNICIPAL, EN EL MUNICIPIO DE AHUALULCO DE MERCADO, EN EL ESTADO DE JALISCO	1,336,811
REHABILITACIÓN DEL PARQUE MUNICIPAL "JOSE MARIA MORELOS Y PAVON" DE LA CALLE MIGUEL HIDALGO COL. CENTRO, EN EL MUNICIPIO DE IXHUATLÁN DEL SURESTE, EN EL ESTADO DE VERACRUZ	4,100,000
REHABILITACIÓN INTEGRAL DEL MERCADO FLORENTINO HERNÁNDEZ BAUTISTA, COL. GAVIOTAS NORTE, MUNICIPIO DE CENTRO TABASCO	3,000,000
REHABILITACIÓN PERFORACIÓN AZALEAS, EN EL MUNICIPIO DE SAHUAYO, EN EL ESTADO DE MICHOACÁN	600,000
REHABILITACIÓN PERFORACIÓN CUMBRES, EN EL MUNICIPIO DE SAHUAYO, EN EL ESTADO DE MICHOACÁN	600,000
REHABILITACIÓN Y CONSTRUCCIÓN DE CAMPO DE TIRO CON ARCO (AV. DE LA CANTERA) EN EL MUNICIPIO DE CHIHUAHUA, CHIHUAHUA	1,560,425
REHABILITACION Y CONSTRUCCION DE UNIDAD DEPORITVA, EN EL MUNICIPIO DE JUNGAPEO, EN EL ESTADO DE MICHOACÁN	1,100,000
REHABILITACIÓN Y CONSTRUCCIÓN DEL COMPLEJO DEPORTIVO "LUIS FUENTES MOLINAR" EN EL MUNICIPIO DE CHIHUAHUA, CHIHUAHUA	3,323,858
REHABILITACIÓN Y EQUIPAMIENTO DE CENTRO DE CONTROL CANINO EN EL MUNICIPIO DE ACATZINGO PUEBLA	2,000,000
REHABILITACIÓN Y MODERNIZACIÓN DE LA RED DE AGUA POTABLE EN LA CABECERA MUNICIPAL 1RA ETAPA, EN EL MUNICIPIO DE CHUCÁNDIRO, EN EL ESTADO DE MICHOACÁN	1,996,258
REHABILITACIÓN Y PAVIMENTACIÓN DE LA CALLE NACIONES UNIDAS EN LA CABECERA MUNICPAL DE SANTIAGO, MARAVATÍO, EN EL MUNICIPIO DE SANTIAGO MARAVATÍO, EN EL ESTADO DE GUANAJUATO	1,300,000
REM. GLORIETA DE ACC. LA MAGDALENA, EN EL MUNICIPIO DE TOCUMBO, EN EL ESTADO DE MICHOACÁN	250,000
REMODELACIÓN CAMPO DE FÚTBOL CENTAUROS EN EL MUNICIPIO DE CHIHUAHUA, CHIHUAHUA	3,441,338
REMODELACIÓN CAN. FUTBOL LOS REMEDIOS, EN EL MUNICIPIO DE JIQUILPAN, EN EL ESTADO DE MICHOACÁN	600,000
REMODELACIÓN CANCHA "TOTOLAN", EN EL MUNICIPIO DE JIQUILPAN, EN EL ESTADO DE MICHOACÁN	800,000
REMODELACIÓN CENTRO DE SALUD , EN EL MUNICIPIO DE COTIJA, EN EL ESTADO DE MICHOACÁN	500,000
REMODELACIÓN COMEDOR "EL COMETA", EN EL MUNICIPIO DE PAJACUARÁN, EN EL ESTADO DE MICHOACÁN	400,000
REMODELACIÓN DE CENTRO RECREATIVO UBICADO ENTRE CALLE EL BRIGADIER DE MORELOS Y CONGRESISTA DE CHILPANCINGO COL. RINCONADA DEL VALLE MUNICIPIO DE MORELIA, MICHOACÁN	5,000,000
REMODELACIÓN DE CENTRO RECREATIVO UBICADO ENTRE CALLE GRAFITO Y AVENIDA PEDREGAL COL. LA COLINA MUNICIPIO DE MORELIA, MICHOACÁN	5,000,000
REMODELACIÓN DE GIMNASIO ALLENDE EN EL MUNICIPIO DE JUÁREZ, CHIHUAHUA	2,403,520
REMODELACIÓN DE LA PLAZA "PARQUE DE LA BANDERA", MUNICIPIO DE ACAPONETA, NAYARIT	6,000,000
REMODELACIÓN DE LA PLAZA PRINCIPAL EN LA CABECERA MUNICIPAL DE OCOTLÁN, EN EL MUNICIPIO DE OCOTLÁN, JALISCO.	8,000,000
REMODELACION DE MERCADO CENTENARIO EN EL CENTRO YAUTEPEC, MORELOS.	1,600,000
REMODELACIÓN DE MERCADO MUNICIPAL EN EL MUNICIPIO DE ACAPONETA, NAYARIT	11,000,000
REMODELACION DE PLAZA PRINCIPAL LA FLORIDA, EN EL MUNICIPIO DE ARROYO SECO, EN EL ESTADO DE QUERÉTARO	2,786,294
REMODELACION DE PLAZAS PUBLICAS EN EL MUNICIPIO DE MONTERREY, CIRCUITO PUERTA DE HIERRO-PARQUE LINEAL TEMATICO ETAPA 2 PUERTA DE HIERRO - CUMBRES SAN AGUSTIN EN EL ESTADO DE NUEVO LEÓN	3,500,000

REMODELACION DE PLAZAS PUBLICAS EN EL MUNICIPIO DE MONTERREY, CIRCUITO PUERTA DE HIERRO-PARQUE LINEAL TEMATICO ETAPA 3 CUMBRES SAN AGUSTIN-PROLONGACION LUIS CORTINES Y LEONES EN EL ESTADO DE NUEVO LEÓN	5,500,000
REMODELACION DE PLAZAS PUBLICAS EN EL MUNICIPIO DE MONTERREY, CIRCUITO PUERTA DE HIERRO-PARQUE LINEAL TEMATICO ETAPA 4 PROLONGACION LUIS CORTINES - CUMBRES SAN AGUSTIN Y PUERTA DE HIERRO EN EL ESTADO DE NUEVO LEÓN	3,300,000
REMODELACION DE PLAZAS PUBLICAS MONTERREY, LOMAS DE TOPOCHICO FEDERICO GUERRERO, ARTICULO 123 EN EL ESTADO DE NUEVO LEÓN	1,200,000
REMODELACION DE PLAZAS PUBLICAS MONTERREY-VALLE VERDE, JESUS LUNA AYALA, JERONIMO GORENA EN EL ESTADO DE NUEVO LEÓN	1,800,000
REMODELACIÓN DE TECHUMBRE DEL MERCADO MUNICIPAL HUAZULCO, EN EL MUNICIPIO DE TEMOAC, EN EL ESTADO DE MORELOS	500,000
REMODELACIÓN DEL CENTRO SOCIAL ZAPATENSE DE LA CIUDAD DE EMILIANO ZAPATA EN EMILIANO ZAPATA, TABASCO	6,500,000
REMODELACIÓN DEL PARQUE FRACCIONAMIENTO "FRAY BARTOLOMÉ DE LAS CASAS" Y CONSTRUCCIÓN DE HUELLAS DE CONCRETO ECOLÓGICO Y EMPEDRADO AHOGADO EN CONCRETO EN INGRESO PRINCIPAL DE LA LOCALIDAD DE LOS AMOLES , EN EL MUNICIPIO DE MEZQUITIC, EN EL ESTADO DE JALISCO	5,000,000
REMODELACIÓN DEL PARQUE PRINCIPAL, EN EL MUNICIPIO DE YOBAÍN, EN EL ESTADO DE YUCATÁN	3,507,000
REMODELACIÓN ESC. NICOLAS COPERNICO, EN EL MUNICIPIO DE SAHUAYO, EN EL ESTADO DE MICHOACÁN	300,000
REMODELACIÓN ESC. PRIM. LA CALMECA, EN EL MUNICIPIO DE JACONA, EN EL ESTADO DE MICHOACÁN	500,000
REMODELACIÓN ESC. SEC. LA LUZ, EN EL MUNICIPIO DE PAJACUARÁN, EN EL ESTADO DE MICHOACÁN	500,000
REMODELACIÓN ESCUELA FEDERAL, EN EL MUNICIPIO DE PAJACUARÁN, EN EL ESTADO DE MICHOACÁN	600,000
REMODELACIÓN MERCADO "JIQUILPAN" EN EL ESTADO DE MICHOACÁN	500,000
REMODELACIÓN MERCADO MUNICIPAL, EN EL MUNICIPIO DE JACONA, EN EL ESTADO DE MICHOACÁN	1,000,000
REMODELACIÓN PLAZA "AVADIANO", EN EL MUNICIPIO DE JIQUILPAN, EN EL ESTADO DE MICHOACÁN	500,000
REMODELACIÓN PLAZA "EL FORTÍN", EN EL MUNICIPIO DE VENUSTIANO CARRANZA, EN EL ESTADO DE MICHOACÁN	500,000
REMODELACIÓN PLAZA "EL GÜIRO", EN EL MUNICIPIO DE SAHUAYO, EN EL ESTADO DE MICHOACÁN	300,000
REMODELACIÓN PLAZA "GUASCUARO", EN EL MUNICIPIO DE TINGÜINDÍN, EN EL ESTADO DE MICHOACÁN	300,000
REMODELACIÓN PLAZA "LAGUNITAS", EN EL MUNICIPIO DE JIQUILPAN, EN EL ESTADO DE MICHOACÁN	200,000
REMODELACIÓN PLAZA "SAN ANGEL", EN EL MUNICIPIO DE TINGÜINDÍN, EN EL ESTADO DE MICHOACÁN	300,000
REMODELACIÓN PLAZA "SANTA CLARA", EN EL MUNICIPIO DE TOCUMBO, EN EL ESTADO DE MICHOACÁN	1,000,000
REMODELACIÓN PLAZA "TUNA MANZA", EN EL MUNICIPIO DE SAHUAYO, EN EL ESTADO DE MICHOACÁN	400,000
REMODELACIÓN PLAZA COL YERBABUENA, EN EL MUNICIPIO DE SAHUAYO, EN EL ESTADO DE MICHOACÁN	500,000
REMODELACIÓN PLAZA COM. IBARRA, EN EL MUNICIPIO DE BRISEÑAS, EN EL ESTADO DE MICHOACÁN	500,000
REMODELACIÓN PLAZA DE ARMAS, EN EL MUNICIPIO DE TOCUMBO, EN EL ESTADO DE MICHOACÁN	500,000
REMODELACIÓN PLAZA DE COMUATO, EN EL MUNICIPIO DE BRISEÑAS, EN EL ESTADO DE MICHOACÁN	250,000
REMODELACIÓN PLAZA MUNICIPAL, EN EL MUNICIPIO DE BRISEÑAS, EN EL ESTADO DE MICHOACÁN	500,000
REMODELACIÓN PLAZA MUNICIPAL, EN EL MUNICIPIO DE PAJACUARÁN, EN EL ESTADO DE MICHOACÁN	500,000
REMODELACIÓN PLAZA TACATZCUARO, EN EL MUNICIPIO DE TINGÜINDÍN, EN EL ESTADO DE MICHOACÁN	400,000
REMODELACIÓN UNIDAD DEP EL PASO, EN EL MUNICIPIO DE BRISEÑAS, EN EL ESTADO DE MICHOACÁN	500,000
REMODELACION Y REHABILITACION DE MODULOS SANITARIOS DE LAS ESCUELAS PREPARATORIAS DE LA UAEM, CUERNAVACA, MORELOS.	3,100,240
REMODELACIÓN Y REHABILITACIÓN DEL CENTRO DE CONVIVENCIA INFANTIL, EN LA CIUDAD DE BALANCÁN. PRIMERA ETAPA, EN BALANCÁN, TABASCO	4,850,000
REMODELACIÓN Y REHABILITACIÓN DEL PARQUE "CELIA ABREU", EN LA CIUDAD DE BALANCÁN, EN BALANCÁN, TABASCO	4,750,000
REMODELACIÓN Y REHABILITACIÓN DEL PARQUE DE LA CALLE LEANDRO VALLE, COL. EL CARMEN, EN LA CIUDAD DE BALANCÁN, EN BALANCÁN, TABASCO	1,720,000
REMODELACIÓN Y REHABILITACIÓN DEL PARQUE DE LA COL. EL PALENQUE EN LA CIUDAD DE BALANCÁN, EN BALANCÁN, TABASCO	1,680,000
REMONZAMIENTO DE INGRESO A LA CIUDAD COLIMA, ZONA NORTE (INGRESO AL TRAPICHE-COMPLEJO ADMINISTRATIVO Y DE LA PALMA HASTA PASEO MIGUEL DE LA MADRID	30,000,000
REMONZAMIENTO DE INGRESO AL MUNICIPIO DE MANZANILLO., EN COLIMA	10,000,000
REMONZAMIENTO DE INGRESO AL MUNICIPIO DE TECOMÁN (DISTRIBUIDOR VIAL- EL LIMONERO), EN COLIMA	3,000,000

REPAVIMENTACIÓN DE CALLES EN CUADRANTE AV. VICENTE VILLADA A AV. TEPOZANES Y DE AV. PANTITLÁN A AV. CHIMALHUACÁN 1RA. ETAPA, MUNICIPIO DE NEZAHUALCÓYOTL, MÉXICO	10,520,000
REPAVIMENTACIÓN DE CALLES EN CUADRANTE DE AV. VICENTE VILLADA A AV. INDEPENDENCIA Y DE AV. TEXCOCO A AV. PANTITLÁN 1RA. ETAPA, MUNICIPIO DE NEZAHUALCÓYOTL, MÉXICO	11,420,000
REPAVIMENTACIÓN DE CALLES EN LA ZONA MINERVA Y OBRAS COMPLEMENTARIAS, EN EL MUNICIPIO DE GUADALAJARA, JALISCO.	50,000,000
REPAVIMENTACIÓN DE CALLES EN LA ZONA OLÍMPICA Y OBRAS COMPLEMENTARIAS, EN EL MUNICIPIO DE GUADALAJARA, JALISCO.	60,000,000
REPAVIMENTACIÓN DE CONCRETO HIDRÁULICO DE LA CALLE, VILLA PLAYAS DEL ROSARIO, EN EL MUNICIPIO DE CENTRO, TABASCO	2,800,000
REPAVIMENTACIÓN DE LA CALLE AQUILES SERDAN ENTRE 5 DE FEBRERO Y 16 DE SEPTIEMBRE, COL. BUENOS AIRES, EN EL MUNICIPIO DE TEPALCINGO, EN EL ESTADO DE MORELOS	1,000,000
REPAVIMIENTACIÓN DE CALLES EN LA ZONA CRUZ DEL SUR Y OBRAS COMPLEMENTARIAS, EN EL MUNICIPIO DE GUADALAJARA, JALISCO.	60,000,000
REPAVIMIENTACIÓN DE CALLES EN LA ZONA DE OBLATOS Y OBRAS COMPLEMENTARIAS, EN EL MUNICIPIO DE GUADALAJARA, JALISCO.	30,000,000
REPAVIMIENTACIÓN DE CALLES EN LA ZONA TETLÁN Y OBRAS COMPLEMENTARIAS, EN EL MUNICIPIO DE GUADALAJARA, JALISCO.	45,000,000
RESCATE CENTRO CULTURAL "EL FUERTE" Y MUSEO INTERACTIVO, EN EL MUNICIPIO DE OJUELOS DE JALISCO, EN EL ESTADO DE JALISCO	2,000,000
RETIRO DE TECHUMBRE, COLOCACIÓN ARCOTECHO E INSTALACIÓN DE DRENAJE, EN EL MUNICIPIO DE CHICOLOAPAN, EN EL ESTADO DE MÉXICO	1,300,000
SISTEMA DE ALCANTARILLADO SANITARIO LOCALIDAD HUEMACO, EN EL MUNICIPIO DE HUAUTLA, EN EL ESTADO DE HIDALGO	1,000,000
SISTEMA DE ALCANTARILLADO SANITARIO LOCALIDAD TEPECO, EN EL MUNICIPIO DE HUAUTLA, EN EL ESTADO DE HIDALGO	4,500,000
SISTEMA DE ALCANTARILLADO SANITARIO LOCALIDAD ZACATIPA, EN EL MUNICIPIO DE HUAUTLA, EN EL ESTADO DE HIDALGO	600,000
SISTEMA DE ALCANTARILLADO SANITARIO Y PLANTA DE TRATAMIENTO DE AGUAS RESIDUALES LOCALIDAD DE PALACIOS, EN EL MUNICIPIO DE CARDONAL, EN EL ESTADO DE HIDALGO	3,297,136
SUSTITUCION DE LAMPARAS POR LED EN AVENIDA MICHOACAN ENTRE BOULEVARD LAZARO CARDENAS Y AVENIDA MICHOACAN, EN EL MUNICIPIO DE LA PIEDAD, EN EL ESTADO DE MICHOACÁN	400,000
TECHADO DE CANCHA EN BACHILLERATO AUREA SAN MARTIN, EN LA LOCALIDAD DE EL ALAMO, EN EL MUNICIPIO DE TLAXCO, EN EL ESTADO DE PUEBLA	1,000,000
TECHADO DE LA ESCUELA PRIMARIA "DECRETO 6 DE ENERO DE 1915" CCT 21DPR1544I EN LA LOCALIDAD EMILIANO ZAPATA NEXATENGO, ATLIXCO EN EL ESTADO DE PUEBLA	1,278,800
TECHADO DE PLAZA CÍVICA EN ESCUELA PRIMARIA "CONSTITUYENTES DE 1917" UBICADA EN CALLE LUIS G. CARREON NO.2, CON CLAVE:30DPR0788E, EN EL MUNICIPIO DE XALAPA, EN EL ESTADO DE VERACRUZ	1,000,000
TECHADO DE PLAZA CÍVICA EN ESCUELA PRIMARIA FEDERALIZADA "HÉROES DE NACOZARI" UBICADA EN CALLE ORIENTE 3, COL. HÉROES FERROCARRILEROS, CON CLAVE:30DPR1568Z, EN EL MUNICIPIO DE XALAPA, EN EL ESTADO DE VERACRUZ	1,000,000
TECHADO DE PLAZA CÍVICA EN PRIMARIA IGNACIO MANUEL ALTAMIRANO UBICADA EN CALLE LUIS DONALDO COLOSIO S/N, COL. SANTA BÁRBARA, CON CLAVE:30DPR5399W, EN EL MUNICIPIO DE XALAPA, EN EL ESTADO DE VERACRUZ	1,000,000
TECHADO ESC. PRIM. J. M. MORELOS PTO LEON, EN EL MUNICIPIO DE COJUMATLÁN DE RÉGULES, EN EL ESTADO DE MICHOACÁN	500,000
TECHADO ESC. PRIM. NIÑOS HEROES RINC. MARIA, EN EL MUNICIPIO DE COJUMATLÁN DE RÉGULES, EN EL ESTADO DE MICHOACÁN	500,000
TECHADO ESC. SEC. TEC. 1, EN EL MUNICIPIO DE JIQUILPAN, EN EL ESTADO DE MICHOACÁN	500,000
TECHADO MERCADO MUNICIPAL, EN EL MUNICIPIO DE PAJACUARÁN, EN EL ESTADO DE MICHOACÁN	500,000
TECHUMBRE EN ESCUELA PRIMARIA JUANA DE ASBAJE EN LA COL. SAN FRANCISCO TEXCALPAN, JIUTEPEC, MORELOS.	2,300,000
TECHUMBRE EN LA ESCUELA PRIMARIA JUANA DE ASBAJE, EN LA COL. SAN FRANCISCO TEXCALPAN, TEMIXCO, MORELOS.	2,450,000
TECHUMBRE COMUNIDAD DE RINCON DE SOTO, EN EL MUNICIPIO DE APORO, EN EL ESTADO DE MICHOACÁN	500,000
TECHUMBRE DE CANCHA DE USOS MULTIPLES EN TELESECUNDARIA JOSE VASCONCELOS DE LA LOCALIDAD DE LA VICTORIA, EN EL MUNICIPIO DE METEPEC, EN EL ESTADO DE HIDALGO	1,000,000
TECHUMBRE DE CANCHA DEPORTIVA, COLONIA FOVISSSTE 1 DE MAYO, EN EL MUNICIPIO DE HIDALGO DEL PARRAL, EN EL ESTADO DE CHIHUAHUA	800,000
TECHUMBRE DE LA CASA EJIDAL DE LA COMUNIDAD DEL OLIVO, EN EL MUNICIPIO DE TUZANTLA, EN EL ESTADO DE MICHOACÁN	800,000
TECHUMBRE EN CAM NO.50 PROL AQUILES SERDÁN Y PLAZA COROMUEL, EN FRACC. PLAYA SUR, EN EL MUNICIPIO DE MAZATLÁN, SINALOA	225,000
TECHUMBRE EN LA EXPLANADA DEL MERCADO MUNICIPAL, EN EL MUNICIPIO DE AMOZOC, EN EL	1,000,000

ESTADO DE PUEBLA	
TECHUMBRE PARA CANCHA DE USOS MÚLTIPLES COL. INSURGENTES, JIUTEPEC, MORELOS.	2,200,000
TECHUMBRE PARA CANCHA EN EL MUNICIPIO DE SANTO DOMINGO ZANATEPEC, EN EL ESTADO DE OAXACA	2,358,000
TECHUMBRE PARA LA CANCHA DE LA LOCALIDAD YERBA SANTA, EN EL MUNICIPIO DE SANTO DOMINGO ZANATEPEC, EN EL ESTADO DE OAXACA	2,358,000
TECHUMBRE PARA PARQUE SAN BARTOLO, EN EL MUNICIPIO DE COCULA, EN EL ESTADO DE GUERRERO	484,190
TERCERA ETAPA DE LA PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA CALZADA BENITO JUÁREZ, URUAPAN, MICHOACÁN	10,000,000
UNIDAD DEPORTIVA LA GRAN FUERZA DE XOCHITEPEC 2DA ETAPA EN EL ESTADO DE MORELOS	4,000,000
URBANIZACIÓN DE CALLE PRINCIPAL EN EL RINCÓN, HUIMILPAN EN EL ESTADO DE QUERÉTARO	2,500,000
URBANIZACIÓN DE LA CALLE CALZADA DE GUADALUPE: GUARNICIONES, AMPLIACION DE BANQUETAS Y ESCALINATAS E ILUMINACIÓN, EN CABECERA MUNICIPAL, EN EL MUNICIPIO DE SAN LUIS DE LA PAZ, EN EL ESTADO DE GUANAJUATO	1,500,000
URUAPAN- TANCÍTARO ACCESO A LOS GRANADOS EN EL ESTADO DE MICHOACÁN	17,500,000
CONSTRUCCION DE LA UNIDAD DEPORTIVA VP TEZOYUCA, EMILIANO ZAPATA, MORELOS	8,400,000
REHABILITACION DEL CALLES PRIMER CUADRO TEZOYUCA CENTRO EMILIANO ZAPATA MORELOS	6,250,000
REHABILITACION DEL CALLES PRIMER CUADRO JOJUTLA MORELOS	9,500,000
REHABILITACION DEL CALLES PRIMER CUADRO TLAQUILTENANGO MORELOS	9,970,000
CONSTRUCCCION DEL ACCESO AL DESARROLLO INDUSTRIAL VERDE EN YECAPIXTLA, MORELOS	5,000,000
REHABILITACIÓN DE PARQUE , ÁREA DE JUEGOS INFANTILES Y DE CANCHA RAPIDA EN COLONIA NUEVA PENSIONES , MUNICIPIO DE CENTRO, TABASCO.	2,500,000
PRIMARIA GRACIELA PINTADO DE MADRAZO, COLONIA EL RECREO, MUNICIPIO DE CENTRO, TABASCO.	1,803,238
CONSTRUCCION DE TECHUMBRE METALICA DE 12 M X 30 M EN JARDIN DE NIÑOS CUAUHTEMOC COLONIA GAVIOTAS NORTE, MUNICIPIO DE CENTRO, TABASCO.	683,931
CONSTRUCCIÓN Y REAHABILITCIÓN DE ESTRUCTURAS DE PASO (3A. FASE), EN EL ESTADO DE TABASCO	26,072,166
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO, GUARNICIONES Y BANQUETAS EN CALLES (1RA ETAPA), EN EL MUNICIPIO DE NACAJUCA, TABASCO	6,117,868
CONSTRUCCION DEL PARQUE INFANTIL Y REHABILITACIÒN DEL PARQUE CENTRAL DEL EJIDO LAZARO CARDENAS, EN TACOTALPA, TABASCO	1,800,000
REHABILITACIÓN DE CAMPO DE FUTBOL Y/O CONSTRUCCIÓN DE DOMO CON GRADAS DEL CAMPO DE FUTBOL DEL COLEGIO DE BACHILLERES, QUINTANA ROO.	1,300,000
CONSTRUCCIÓN DE AULA DIDÁCTICA EN JARDÍN DE NIÑOS REPUBLICA DE HONDURAS CLAVE: 17DJN0144C; SAN MIGUEL DE LA UNIÓN, XOCHITEPEC, MORELOS.	850,000
REHABILITACIÓN DE CALLE ALDAMA COL. AMADOR SALAZAR, YAUTEPEC, MORELOS.	2,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN CALLE CENZONTLE Y GIGEROS, HUITZILAC, MORELOS.	1,202,688
REHABILITACIÓN DE UNIDAD DEPORTIVA UAEM CHAMILPA; CUERNAVACA, MORELOS.	1,361,376
CONSTRUCCIÓN DE PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA CALLE DEL ROSAL Y 19 DE SEPTIEMBRE, CUAUTLA, MORELOS.	11,000,000
PAVIMENTACIÓN DE CONCRETO HIDRÁULICO CALLE CAUDILLO DEL SUR, HUITZILAC, MORELOS.	1,846,720
CONSTRUCCIÓN DE TECHUMBRE METÁLICA EN JARDÍN DE NIÑOS NARCISO MENDOZA COL. CENTRO; ZACATEPEC, MORELOS.	1,901,250
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO ESTAMPADO CALLE CUAUHTÉMOC PRIMERA ETAPA TEPALCINGO, MORELOS.	1,515,498
INFRAESTRUCTURA SOCIAL EN TEXCOCO, MÉXICO	75,000,000
INFRAESTRUCTURA SOCIAL EN VALLADOLID, YUCATÁN	55,000,000
INFRAESTRUCTURA SOCIAL EN COMALCALCO, TABASCO	55,000,000
INFRAESTRUCTURA SOCIAL EN CHICOASÉN, CHIAPAS	15,000,000
INFRAESTRUCTURA SOCIAL EN CHILCUAUTLA, HIDALGO	10,000,000
INFRAESTRUCTURA SOCIAL EN AMANALCO, MÉXICO	15,000,000
INFRAESTRUCTURA SOCIAL EN BRISEÑAS, MICHOACÁN	20,000,000
INFRAESTRUCTURA SOCIAL EN YURÉCUARO, MICHOACÁN	15,000,000
INFRAESTRUCTURA SOCIAL EN EL ESPINAL, OAXACA	15,000,000
INFRAESTRUCTURA SOCIAL EN HUAUTLA DE JIMÉNEZ, OAXACA	5,000,000
INFRAESTRUCTURA SOCIAL EN CIUDAD IXTEPEC, OAXACA	5,000,000
INFRAESTRUCTURA SOCIAL EN OCOTLÁN DE MORELOS, OAXACA	10,000,000
INFRAESTRUCTURA SOCIAL EN SAN FELIPE JALAPA DE DÍAZ, OAXACA	5,000,000
INFRAESTRUCTURA SOCIAL EN SAN JUAN BAUTISTA TLACOATZINTEPEC, OAXACA	5,000,000
INFRAESTRUCTURA SOCIAL EN VILLA DE TUTUTEPEC DE MELCHOR OCAMPO, OAXACA	5,000,000

INFRAESTRUCTURA SOCIAL EN SANTA MARÍA JALAPA DEL MARQUÉS, OAXACA	5,000,000
INFRAESTRUCTURA SOCIAL EN SANTIAGO JUXTLAHUACA, OAXACA	5,000,000
INFRAESTRUCTURA SOCIAL EN SAN PEDRO IXCATLÁN, OAXACA	5,000,000
INFRAESTRUCTURA SOCIAL EN SAN PEDRO CHOLULA, PUEBLA	20,000,000
INFRAESTRUCTURA SOCIAL EN SAN NICOLÁS TOLENTINO, SAN LUIS POTOSÍ	5,000,000
INFRAESTRUCTURA SOCIAL EN MIGUEL AUZA, ZACATECAS	20,000,000
INFRAESTRUCTURA SOCIAL EN SUSTICACÁN, ZACATECAS	5,000,000
INFRAESTRUCTURA SOCIAL EN AGUA DULCE, VERACRUZ	10,000,000
INFRAESTRUCTURA SOCIAL EN NANCHITAL DE LÁZARO CÁRDENAS DEL RÍO, VERACRUZ	10,000,000
INFRAESTRUCTURA SOCIAL EN TLALPAN, CIUDAD DE MÉXICO	90,000,000
INFRAESTRUCTURA SOCIAL EN CUAUHTÉMOC, CIUDAD DE MÉXICO	40,000,000
INFRAESTRUCTURA SOCIAL EN AZCAPOTZALCO, CIUDAD DE MÉXICO	90,000,000
INFRAESTRUCTURA SOCIAL EN TLÁHUAC, CIUDAD DE MÉXICO	90,000,000
INFRAESTRUCTURA SOCIAL EN XOCHIMILCO, CIUDAD DE MÉXICO	90,000,000
REMODELACIÓN Y REHABILITACIÓN DE MÓDULOS DE SANITARIOS DE LAS ESCUELAS Y CENTROS DE INVESTIGACIÓN UBICADOS EN CAMPUS CHAMILPA DE LA UAEM; CUERNAVACA, MORELOS	4,741,020

ANEXO 20.4 FONDO METROPOLITANO (pesos)

ZONA METROPOLITANA	MONTO
Zona Metropolitana de la Ciudad de Aguascalientes	43,024,052
Zona Metropolitana de la Ciudad de Tijuana	37,308,514
Zona Metropolitana de Mexicali	12,086,991
Zona Metropolitana de la Ciudad de Tuxtla Gutiérrez	27,999,089
Zona Metropolitana de Juárez	16,765,921
Zona Metropolitana de Chihuahua	14,903,041
Zona Metropolitana de Saltillo	37,257,603
Zona Metropolitana de Monclova - Frontera	18,628,802
Zona Metropolitana de Piedras Negras	14,903,041
Zona Metropolitana de Colima - Villa de Álvarez	14,903,041
Zona Metropolitana de Tecomán	8,941,825
Zona Metropolitana de la Ciudad de León	130,401,613
Zona Metropolitana de La Laja - Bajío	3,353,184
Zona Metropolitana de Moroleón - Uriangato	8,941,825
Zona Metropolitana de la Ciudad de Acapulco	34,256,805
Zona Metropolitana de Pachuca	37,176,842
Zona Metropolitana de Tulancingo	11,153,052
Zona Metropolitana de Tula	18,628,802
Zona Metropolitana de la Ciudad de Guadalajara	327,941,428
Zona Metropolitana de Ocotlán	10,804,705
Zona Metropolitana de Toluca	130,401,613
Zona Metropolitana de Morelia	13,040,161
Zona Metropolitana de Cuernavaca	16,765,921
Zona Metropolitana de Cuautla	4,470,912
Zona Metropolitana de Tepic	18,588,421
Zona Metropolitana de la Ciudad de Monterrey	282,412,636
Zona Metropolitana de la Ciudad de Oaxaca	24,217,442
Zona Metropolitana de Tehuacán	8,681,021
Zona Metropolitana de la Ciudad de Querétaro	74,353,684
Zona Metropolitana de la Ciudad de Cancún	36,326,164
Zona Metropolitana de San Luis Potosí-Soledad de G. S.	29,785,892
Zona Metropolitana de Río Verde - Cd. Fernández	8,941,824
Zona Metropolitana de la Ciudad de Villahermosa	37,176,842

Zona Metropolitana de Reynosa - Río Bravo	14,903,041
Zona Metropolitana de Matamoros	13,040,161
Zona Metropolitana de Tlaxcala - Apizaco	13,040,161
Zona Metropolitana del Valle de México	1,262,473,912
Zona Metropolitana de Puebla-Tlaxcala	112,517,965
Zona Metropolitana de la Laguna	194,157,433
Zona Metropolitana de Puerto Vallarta	15,387,390
Zona Metropolitana de La Piedad - Pénjamo	5,961,218
Zona Metropolitana de Veracruz	18,703,317
Zona Metropolitana de Xalapa	7,451,520
Zona Metropolitana de Coatzacoalcos	14,903,041
Zona Metropolitana de Acayucan	6,967,172
Zona Metropolitana de la Ciudad de Mérida	27,533,369
Zona Metropolitana de Zacatecas - Guadalupe	18,588,421
TOTAL	**3,240,170,830**

ANEXO 21. RAMO 25 PREVISIONES Y APORTACIONES PARA LOS SISTEMAS DE EDUCACIÓN BÁSICA, NORMAL, TECNOLÓGICA Y DE ADULTOS (pesos)

	MONTO
Previsiones para servicios personales para los servicios de educación básica en el Distrito Federal, para el Fondo de Aportaciones para la Nómina Educativa y Gasto Operativo (FONE) y para el Fondo de Aportaciones para la Educación Tecnológica y de Adultos	13,677,688,581
Aportaciones para los servicios de educación básica y normal en el Distrito Federal	37,573,363,002

ANEXO 22. RAMO 33 APORTACIONES FEDERALES PARA ENTIDADES FEDERATIVAS Y MUNICIPIOS (pesos)

	MONTO
Fondo de Aportaciones para la Nómina Educativa y Gasto Operativo (FONE):	355,903,717,985
Servicios Personales	323,069,280,139
Otros de Gasto Corriente [1/]	10,749,607,402
Gasto de Operación	12,843,700,689
Fondo de Compensación	9,241,129,755
Fondo de Aportaciones para los Servicios de Salud [2/]	87,686,398,158
Fondo de Aportaciones para la Infraestructura Social, que se distribuye en:	67,420,236,298
Entidades	8,172,311,398
Municipal y de las Demarcaciones Territoriales del Distrito Federal	59,247,924,900
Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal	68,297,173,823
Fondo de Aportaciones Múltiples, que se distribuye para erogaciones de:	21,696,873,704
Asistencia Social	9,980,561,904
Infraestructura Educativa	11,716,311,800
Fondo de Aportaciones para la Educación Tecnológica y de Adultos, que se distribuye para erogaciones de:	6,540,865,554
Educación Tecnológica	4,166,553,226
Educación de Adultos	2,374,312,328
Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal	7,000,000,000
Fondo de Aportaciones para el Fortalecimiento de las Entidades Federativas	37,316,490,400
TOTAL [3/]	**651,861,755,922**

[1/] Incluye recursos para las plazas subsidiadas a las entidades federativas incluidas en el Fondo de Aportaciones para la Educación Básica y Normal, conforme a los registros que se tienen en las secretarías de Educación Pública y de Hacienda y Crédito Público.

[2/] Incluye 139.5 mdp para el Hospital "Dr. José Eleuterio González" de la Universidad Autónoma de Nuevo León.

[3/] Considera los recursos para dar cumplimiento al artículo 49, fracciones IV y V de la Ley de Coordinación Fiscal, es decir el 0.1 por ciento y el 0.05 por ciento, respectivamente, los cuales se deducirán una vez que los montos por Fondo y Subfondo se distribuyan por Entidad Federativa, conforme las disposiciones aplicables.

ANEXO 23. REMUNERACIONES DE LOS SERVIDORES PÚBLICOS DE LA FEDERACIÓN

ANEXO 23.1. ADMINISTRACIÓN PÚBLICA FEDERAL

ANEXO 23.1.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN LA ADMINISTRACIÓN PÚBLICA FEDERAL (NETOS MENSUALES) (pesos)

Grupo	Tipo de Personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total 2/	
		Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de Mando 1/							
	Presidente de la República		143,607		57,632		201,239
G	Secretario de Estado		138,938		54,416		193,354
H	Subsecretario	100,787	138,715	41,161	54,171	141,948	192,886
I	Oficial Mayor	100,787	131,864	41,161	51,830	141,948	183,694
J	Jefe de Unidad	83,693	136,288	34,242	53,042	117,935	189,330
K	Director General	70,733	132,012	29,675	50,593	100,408	182,605
L	Director General Adjunto	53,373	106,565	23,356	41,548	76,729	148,113
M	Director	32,157	85,394	14,435	33,951	46,592	119,345
N	Subdirector	16,868	36,617	9,352	15,907	26,220	52,524
O	Jefe de Departamento	12,442	23,175	7,791	11,331	20,233	34,506
P	Personal de Enlace	7,941	14,852	6,278	8,381	14,219	23,233
Personal Operativo		**5,805**	**9,000**	**7,158**	**8,224**	**12,963**	**17,224**
Personal de Categorías:							
	Del Servicio Exterior Mexicano	7,941	84,766	6,278	34,570	14,219	119,336
	De Educación	272	58,488	10,212	44,661	10,484	103,149
	De las Ramas Médica, Paramédica y Grupos Afines	7,672	42,426	13,327	24,182	20,999	66,608
	De Investigación Científica y Desarrollo Tecnológico	6,992	26,847	17,387	57,069	24,379	83,916
	De Seguridad Pública	8,801	27,081	7,898	51,148	16,699	78,229
	De Procuración de Justicia	12,453	66,967	5,335	16,390	17,788	83,357
	De Gobernación	12,347	18,616	10,689	12,108	23,036	30,724
	De las Fuerzas Armadas	6,135	136,581	6,232	61,294	12,367	197,875

1/ Las denominaciones de Secretario de Estado, Subsecretario, Oficial Mayor y Jefe de Unidad son exclusivas de las Dependencias del Ejecutivo Federal. Los titulares de los Órganos Administrativos Desconcentrados y Entidades adoptan como denominación el de Director General, Vocal, Comisionado, etc., independientemente de que el rango tabular pudiera ser coincidente con el de las Dependencias para las denominaciones de uso exclusivo.

2/ La percepción ordinaria incluye todos los ingresos que reciben los servidores públicos por Sueldos y Salarios, y por Prestaciones, independientemente de que se reciba en forma periódica o en fechas definidas. Los montos netos mensuales corresponden a la cantidad que perciben los servidores públicos, una vez aplicadas las disposiciones fiscales. Los montos indicados no incluyen la potenciación del seguro de vida institucional y el pago extraordinario por riesgo que se otorga a los servidores públicos cuyo desempeño pone en riesgo la seguridad o salud de los mismos. Los rangos de las remuneraciones del personal operativo y de categorías, varían conforme a las Condiciones Generales de Trabajo y los Contratos Colectivos de Trabajo.

ANEXO 23.1.2. LÍMITES DE PERCEPCIÓN EXTRAORDINARIA TOTAL EN LA ADMINISTRACIÓN PÚBLICA FEDERAL (NETOS MENSUALES) (pesos)

Tipo de personal que recibe pago extraordinario por riesgo y potenciación del seguro de vida institucional

Grupo	Tipo de Personal	Importe mensual total unitario *	
		Mínimo	Máximo
Personal civil **			
	Presidente de la República		49,013
G	Secretario de Estado	12,758	40,472

H	Subsecretario	9,202	40,408
I	Oficial Mayor	9,202	38,412
J	Jefe de Unidad	7,641	39,701
K	Director General	6,458	38,455
L	Director General Adjunto	4,873	31,042
M	Director	2,936	24,875
N	Subdirector	1,540	10,666
O	Jefe de Departamento	1,136	6,751
Personal militar **		1,136	40,472

* Corresponde a la potenciación del seguro de vida institucional y al pago extraordinario por riesgo, por concepto de sueldos y salarios, en los términos del artículo 17, fracción II, inciso b), de éste Decreto, conforme al cual el límite máximo es el equivalente al 30% por concepto de sueldos y salarios.

** Para los servidores públicos de las Dependencias que se les autorice la prestación, tomarán las cuotas mínimas y máximas aquí establecidas, en función de sus rangos tabulares equiparables.

ANEXO 23.1.3. REMUNERACIÓN TOTAL ANUAL DEL PRESIDENTE DE LA REPÚBLICA (pesos)

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**3,002,971**
Impuesto sobre la renta retenido (35%) *	**1,311,727**
Percepción bruta anual	**4,314,698**
I. Percepciones ordinarias:	**3,460,475**
a) Sueldos y salarios:	2,502,851
i) Sueldo base	489,192
ii) Compensación garantizada	2,013,659
b) Prestaciones:	957,624
i) Aportaciones a seguridad social	58,285
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE) 1 /	17,091
iii) Prima vacacional	13,589
iv) Aguinaldo (sueldo base)	81,858
v) Gratificación de fin de año (compensación garantizada)	343,583
vi) Prima quinquenal (antigüedad) 2 /	
vii) Ayuda para despensa	6,780
viii) Seguro de vida institucional	29,283
ix) Seguro colectivo de retiro 2 /	
x) Seguro de gastos médicos mayores	27,935
xi) Seguro de separación individualizado	379,220
xii) Apoyo económico para adquisición de vehículo 3 /	
II. Percepciones extraordinarias:	**854,223**
a) Potenciación del seguro de vida institucional y pago extraordinario por riesgo 4 /	854,223

* Cálculo obtenido conforme a lo dispuesto en el artículo 152 de la Ley del Impuesto Sobre la Renta, 2014.

1 / Conforme a la Ley del ISSSTE se incluye ésta prestación a partir de 2010.

2 / El Presidente de la República decidió no hacer uso de esta prestación.

3 / El Presidente de la República no recibe esta prestación en virtud de los servicios de seguridad que le son proporcionados en razón de su investidura.

4 / Corresponde a la potenciación del seguro de vida institucional y al pago extraordinario por riesgo, el cual equivale al 30% de la percepción ordinaria mensual, por concepto de sueldos y salarios, en los términos del artículo 17, fracción II, inciso b), de este Decreto.

ANEXO 23.2. CÁMARA DE SENADORES

ANEXO 23.2.1. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)

Tipos de personal	Sueldos y salarios	Prestaciones (Efectivo y Especie)	Percepción ordinaria total

	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de mando:						
Secretario General		122,737		62,405		185,142
Coordinador / Contralor / Tesorero / Secretario Técnico Órgano de Gobierno	103,936	120,987	54,023	61,691	157,959	182,678
Director General	86,087	103,527	45,602	53,414	131,689	156,941
Jefe de Unidad	71,044	84,041	38,557	44,338	109,601	128,379
Director de Área	52,078	70,761	29,100	37,615	81,178	108,376
Subdirector de Área	33,054	45,251	19,505	24,850	52,559	70,101
Jefe de Departamento	26,819	31,726	16,339	18,367	43,158	50,093
Personal de Servicio Técnico de Carrera	12,491	44,873	9,179	23,944	21,670	68,817
Personal operativo de confianza	23,920	25,671	13,123	13,732	37,043	39,403
Personal operativo de base	6,875	16,099	33,167	37,370	40,042	53,469

Este anexo refleja los límites mínimos y máximos de percepciones ordinarias netas mensuales aplicables a los servidores públicos durante 2016, en función del puesto que ocupen.

En la Percepción Ordinaria Total se incluyen los importes que se cubren una o dos veces al año, divididos entre doce, por concepto de: aguinaldo, gratificación de fin de año y prima vacacional. La remuneración neta corresponde a la cantidad que perciben los servidores públicos de la Cámara de Senadores, una vez aplicadas las disposiciones fiscales.

ANEXO 23.2.2. LÍMITES DE PAGOS EXTRAORDINARIOS ANUALES NETOS (pesos)

Denominación	Plazas	Pago extraordinario anual unitario *	
		Mínimo	Máximo
Total Puestos	468		
Secretario General	2		199,197
Coordinador / Contralor / Tesorero	34	167,845	196,280
Director General	25	138,114	167,180
Jefe de Unidad	34	112,933	134,703
Director de Área	118	81,240	112,379
Subdirector de Área	129	49,534	69,832
Jefe de Departamento	126	39,136	47,320

* Corresponde al Estímulo nivel medio de cumplimiento de metas de acuerdo con la normatividad establecida autorizada por los Órganos de Gobierno.

ANEXO 23.2.3. REMUNERACIÓN TOTAL ANUAL DEL PUESTO DE ELECCIÓN SENADOR DE LA REPÚBLICA (pesos)

	Remuneración recibida 1_/
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**1,884,312**
Impuesto sobre la renta retenido *_/	**850,783**
Percepción bruta anual	**2,735,095**
I. Percepciones ordinarias:	**2,735,095**
a) Sueldos y salarios:	2,057,328
i) Sueldo base 2_/	2,057,328
ii) Compensación garantizada	
b) Prestaciones:	677,767
i) Aportaciones a seguridad social	52,970
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	
iii) Prima vacacional	

iv) Aguinaldo (sueldo base)	234,330
v) Gratificación de fin de año (compensación garantizada)	
vi) Prima quinquenal (antigüedad)	
vii) Ayuda para despensa	
viii) Seguro de vida institucional	57,194
ix) Seguro colectivo de retiro	
x) Seguro de gastos médicos mayores [3]_/	21,557
xi) Seguro de separación individualizado	311,716
xii) Apoyo económico para adquisición de vehículo	
II. Percepciones extraordinarias:	
a) Pago por riesgo y potenciación de seguro de vida	

*_/ Cálculo obtenido conforme a lo dispuesto en el artículo 152 de la Ley del Impuesto Sobre la Renta

[1]_/ Corresponde a las percepciones para 2016

[2]_/ Dieta

[3]_/ Corresponde a la prima anual individual para un promedio de edad ubicado en el rango de 50 - 54 años.

ANEXO 23.2.4. REMUNERACIÓN TOTAL ANUAL DEL PUESTO DE ESTRUCTURA ORGÁNICA DE SECRETARIO GENERAL (pesos)

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,420,904**
Impuesto sobre la renta retenido	**946,820**
Percepción bruta anual	**3,367,724**
I. Percepciones ordinarias:	**3,090,621**
a) Sueldos y salarios:	2,048,880
i) Sueldo base	278,520
ii) Compensación garantizada	1,770,360
b) Prestaciones:	1,041,741
i) Aportaciones a seguridad social	64,803
ii) Prima vacacional	11,605
iii) Aguinaldo (sueldo base)	45,708
iv) Gratificación de fin de año	518,188
v) Vales de fin de año	10,900
vi) Vales de despensa mensuales	12,000
vii) Seguro de vida institucional	36,880
viii) Seguro colectivo de retiro	162
ix) Seguro de gastos médicos mayores	25,800
x) Seguro de separación individualizado	310,436
xi) Sistema de ahorro para el retiro	5,259
II. Percepciones extraordinarias:	**277,103**
a) Estímulo nivel medio por cumplimiento de metas	277,103

ANEXO 23.3. CÁMARA DE DIPUTADOS

ANEXO 23.3.1.A. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL EN LA CÁMARA DE DIPUTADOS (NETOS MENSUALES) (pesos)

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
CÁMARA DE DIPUTADOS						
Personal de base:						

2		6,858		11,744		18,601
3		7,159		11,984		19,143
4		7,284		12,083		19,367
5		7,496		12,252		19,748
6		7,681		12,356		20,037
7		8,385		12,521		20,906
8		8,873		12,578		21,451
9		9,421		12,704		22,125
10		10,057		13,165		23,222
13		15,501		13,800		29,301
Personal de base sindicalizado:						
2		6,858		18,203		25,061
3		7,159		18,573		25,733
4		7,284		18,726		26,009
5		7,496		18,987		26,483
6		7,681		19,127		26,808
7		8,385		19,304		27,689
8		8,873		19,347		28,220
9		9,421		19,476		28,896
10		10,057		20,054		30,111
11		12,136		20,334		32,470
12		13,369		20,506		33,875
13		15,501		20,759		36,260
14		16,010		20,876		36,886
15		16,102		20,895		36,996
16		17,517		21,053		38,569
17		18,343		21,177		39,519
18		20,212		21,441		41,653
19		22,078		21,705		43,783
Personal de confianza:						
2		6,858		10,625		17,483
3		7,159		10,809		17,968
4		7,284		10,884		18,168
5		7,496		11,014		18,510
6		7,681		11,094		18,775
7		8,385		11,233		19,618
8		8,873		11,288		20,161
9		9,421		11,398		20,818
10		10,057		11,763		21,820
11		12,136		12,097		24,233
12		13,369		12,299		25,668
13		15,501		12,867		28,368
14		16,010		12,550		28,560

Este ANEXO refleja los límites de percepciones ordinarias netas para el ejercicio 2017 y pueden variar en función de los acuerdos emitidos por los Órganos de Gobierno competentes

La percepción neta es el resultado de aplicar a los importes brutos mensuales el impuesto correspondiente.

ANEXO 23.3.1.B. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)

CÁMARA DE DIPUTADOS

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de mando:						
Secretario General		144,787		28,637		173,424
Secretario de Servicios/Contralor Interno		125,380		25,106		150,487
Coordinador	109,331	116,524	22,186	23,495	131,517	140,019
Secretario de Enlace		99,085		20,322		119,407
Director General	82,952	109,004	17,387	22,127	100,338	131,131
Homólogo a Director General	82,952	95,580	17,387	19,684	100,338	115,264
Director de Área y Homólogos	48,214	77,228	11,102	16,380	59,316	93,608
Subdirector de Área y Homólogos	28,640	48,192	7,611	11,168	36,251	59,360
Jefe de Departamento y Homólogos	16,610	28,933	5,493	7,735	22,103	36,668

Este anexo refleja los límites de percepciones ordinarias netas para el ejercicio 2017 y pueden variar en función de los acuerdos emitidos por los Órganos de Gobierno competentes.

La percepción neta es el resultado de aplicar a los importes brutos mensuales el impuesto correspondiente.

ANEXO 23.3.2.A. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)

UNIDAD DE EVALUACIÓN Y CONTROL DE LA COMISIÓN DE VIGILANCIA

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de confianza:						
8		8,746		8,132		16,879
9		10,088		8,322		18,410
10		12,408		8,690		21,098
12		17,295		9,402		26,697
13		16,560		9,296		25,856
14		20,210		9,917		30,127
15		28,673		10,487		39,160

Este Anexo refleja los límites de percepciones ordinarias netas para el ejercicio 2017 y pueden variar en función de los acuerdos emitidos por los Órganos de Gobierno competentes.

La percepción neta es el resultado de aplicar a los importes brutos mensuales el impuesto correspondiente.

ANEXO 23.3.2.B. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)

UNIDAD DE EVALUACIÓN Y CONTROL DE LA COMISIÓN DE VIGILANCIA

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de mando:						
Jefe de la Unidad		132,234		26,353		158,587
Director de Área		106,255		21,662		127,917
Secretario Técnico		97,449		20,060		117,509
Subdirector de Área		72,467		15,585		88,052
Coordinador Administrativo		43,865		10,381		54,246

Coordinador		43,865		10,381		54,246
Especialista		29,800		7,892		37,693

Este Anexo refleja los límites de percepciones ordinarias netas para el ejercicio 2017 y pueden variar en función de los acuerdos emitidos por los Órganos de Gobierno competentes.

La percepción neta es el resultado de aplicar a los importes brutos mensuales el impuesto correspondiente.

ANEXO 23.3.3. REMUNERACIÓN TOTAL ANUAL DEL PUESTO DE ELECCIÓN DIPUTADO FEDERAL (pesos)

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA) (1)	**1,460,550**
Impuesto sobre la renta retenido (2)	482,361
Percepción bruta anual	**1,942,911**
I. Percepciones ordinarias:	**1,942,911**
a) Sueldos y salarios:	1,264,536
i) Sueldo base 3_/	1,264,536
ii) Compensación garantizada	
b) Prestaciones:	678,375
i) Aportaciones a seguridad social	52,970
ii) Ahorro solidario (art. 100 ISSSTE)	17,091
iii) Prima vacacional	
iv) Aguinaldo	140,504
v) Gratificación de fin de año	
vi) Prima quinquenal	
vii) Ayuda para despensa	33,360
viii) Seguro de vida institucional 4_/	45,433
ix) Seguro colectivo de retiro	
x) Seguro de gastos médicos mayores 4_/	105,709
xi) Seguro de separación individualizado	151,740
xii) Apoyo económico para adquisición de vehículo	
xiii) Otras prestaciones 5_/	131,568
II. Percepciones extraordinarias:	
a) Pago por riesgo y potencialización de seguro de vida	

(1) Corresponde a las percepciones 2016.

(2) Conforme lo dispuesto en el artículo 96 de la Ley del Impuesto Sobre la Renta 2014.

(3) Dieta.

(4) Prima anual individual promedio.

(5) Prestación aguinaldo y fondo de ahorro.

ANEXO 23.3.4. REMUNERACIÓN TOTAL ANUAL DEL SECRETARIO GENERAL (pesos)

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,655,713**
Impuesto sobre la renta retenido (*)	**1,025,717**
Percepción bruta anual	**3,681,430**
I. Percepciones ordinarias:	**3,666,295**
a) Sueldos y salarios:	2,672,988

i) Sueldo base	514,080
ii) Compensación garantizada	2,158,908
b) Prestaciones:	993,307
i) Aportaciones a seguridad social	52,970
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	
iii) Prima vacacional	85,387
iv) Aguinaldo (sueldo base)	77,112
v) Gratificación de fin de año (compensación garantizada)	323,836
vi) Prima quinquenal (antigüedad)	
vii) Ayuda para despensa	27,216
viii) Seguro de vida institucional	45,173
ix) Seguro colectivo de retiro	
x) Seguro de gastos médicos mayores	34,123
xi) Seguro de separación individualizado	347,488
xii) Apoyo económico para adquisición de vehículo	
II. Percepciones extraordinarias:	**15,135**
a) Medida de fin de año	15,135

(*) El importe neto puede variar en función de las modificaciones de la tabla de impuestos

ANEXO 23.4. AUDITORÍA SUPERIOR DE LA FEDERACIÓN

ANEXO 23.4.1. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL EN LA AUDITORÍA SUPERIOR DE LA FEDERACIÓN (NETOS MENSUALES) (pesos)

Tipos de personal	Sueldos y salarios		Prestaciones		**Percepción ordinaria total**	
	Mínimo	Máximo	Mínimo	Máximo	**Mínimo**	**Máximo**
PERSONAL DE MANDO						
AUDITOR SUPERIOR DE LA FEDERACIÓN		137,052		61,602		198,654
AUDITOR ESPECIAL		133,720		58,414		192,134
TITULAR DE UNIDAD		132,410		57,614		190,024
DIRECTOR GENERAL Y HOMÓLOGOS	116,298	120,959	51,456	53,024	167,754	173,983
DIRECTOR GENERAL ADJUNTO	97,780	100,962	45,246	46,308	143,026	147,270
DIRECTOR DE ÁREA Y HOMÓLOGOS	79,263	80,964	39,104	39,664	118,367	120,628
SRIO. TÉCNICO DE COORDINADOR Y DIR. GRAL.		57,762		31,639		89,401
SUBDIRECTOR DE ÁREA Y HOMÓLOGOS	39,000	41,885	24,201	25,110	63,201	66,995
JEFE DE DEPARTAMENTO Y HOMÓLOGOS	28,000	29,759	19,641	20,154	47,641	49,913
PERSONAL OPERATIVO DE CONFIANZA						
COORDINADOR DE AUDITORES DE FISCALIZACIÓN	23,190	24,127	9,386	9,360	32,576	33,487
COORDINADOR DE AUDITORES JURÍDICOS	23,190	24,127	9,386	9,360	32,576	33,487
COORDINADOR DE AUDITORES ADMINISTRATIVOS	23,190	24,127	9,386	9,360	32,576	33,487
AUDITOR DE FISCALIZACIÓN "A"	20,431	21,249	9,260	9,231	29,691	30,480
AUDITOR JURÍDICO "A"	20,431	21,249	9,260	9,231	29,691	30,480
AUDITOR ADMINISTRATIVO "A"	20,431	21,249	9,260	9,231	29,691	30,480
AUDITOR DE FISCALIZACIÓN "B"	16,576	19,033	9,205	9,097	25,781	28,130

AUDITOR JURÍDICO "B"	16,576	19,033	9,205	9,097	25,781	28,130
AUDITOR ADMINISTRATIVO "B"	16,576	19,033	9,205	9,097	25,781	28,130
COORDINADOR DE ANALISTAS "A"		17,983		8,574		26,557
SECRETARIA PARTICULAR "A"		23,612		10,321		33,933
OPERADOR SUPERVISOR "A"		18,412		11,959		30,371
SECRETARIA PARTICULAR "B"		18,887		10,506		29,393
OPERADOR SUPERVISOR "B"		16,752		12,055		28,807
OPERADOR SUPERVISOR "C"		15,567		12,120		27,687
SUPERVISOR DE ÁREA ADMINISTRATIVA		14,386		12,197		26,583
SUPERVISOR DE ÁREA TÉCNICA		14,386		12,197		26,583
OPERADOR SUPERVISOR "D"		14,386		12,197		26,583
VIGILANTE DE LA ASF		14,386		12,197		26,583
SRIA. DIRECTOR DE ÁREA		12,574		11,789		24,363
PERSONAL OPERATIVO DE BASE						
TÉCNICO SUPERIOR		9,579		20,556		30,135
COORDINADOR DE PROYECTOS ESPECIALES		9,485		20,521		30,006
JEFE DE SECCIÓN DE ESPECIALISTAS HACENDARIOS		9,202		20,401		29,603
ANALISTA ESPECIALIZADO EN PROYECTOS		8,630		20,274		28,904
ESPECIALISTA TÉCNICO		8,309		20,178		28,487
ESPECIALISTA EN PROYECTOS TÉCNICOS		7,988		20,087		28,075
ESPECIALISTA HACENDARIO		7,684		20,005		27,689
TÉCNICO MEDIO		7,362		19,909		27,271
ANALISTA CONTABLE		7,031		19,815		26,846
TÉCNICO CONTABLE		6,912		20,351		27,263
TÉCNICO MEDIO CONTABLE		6,598		20,351		26,949
AUXILIAR TÉCNICO CONTABLE		6,247		20,253		26,500

1.- Los límites de percepción ordinaria neta mensual, no consideran efectos inflacionarios, ni la aplicación de disposiciones de carácter fiscal y de seguridad social.

2.- No se considera el incremento salarial anual al personal operativo de confianza y base, el cual será dado a conocer por la SHCP.

3.- No se considera el incremento en la medida de fin de año para el personal operativo de confianza y base, el cual será dado a conocer por la SHCP.

4.- Los montos presentados en este anexo, no consideran los premios de antigüedad autorizados al personal operativo de base, en términos del Reglamento Interior de las Condiciones Generales de Trabajo de la Contaduría Mayor de Hacienda, para el presente ejercicio fiscal.

5.- Los montos presentados en este anexo, no consideran los premios de antigüedad autorizados al personal operativo de confianza, en términos del Lineamiento de Estímulos a los Servidores Públicos de la ASF, para el presente ejercicio fiscal.

6.- El importe por Gastos Médicos Mayores y Revisión Médica, está sujeto a licitación pública.

ANEXO 23.4.2. LÍMITES DE LA PERCEPCIÓN EXTRAORDINARIA NETA TOTAL (pesos)

TIPOS DE PERSONAL	Plazas	Pago extraordinario anual unitario	
		Hasta	Total
PERSONAL DE MANDO			
AUDITOR SUPERIOR DE LA FEDERACIÓN	1	573,216	
AUDITOR ESPECIAL	4	369,783	
TITULAR DE UNIDAD	3	365,193	
DIRECTOR GENERAL Y HOMÓLOGOS	28	323,152	
DIRECTOR GENERAL ADJUNTO		241,637	
DIRECTOR DE ÁREA Y HOMÓLOGOS	93	160,122	

SRIO. TÉCNICO DE COORDINADOR Y DIR. GRAL.	2	112,784	
SUBDIRECTOR DE ÁREA Y HOMÓLOGOS	221	83,709	
JEFE DE DEPARTAMENTO Y HOMÓLOGOS	382	61,218	
PERSONAL OPERATIVO DE CONFIANZA			
COORDINADOR DE AUDITORES DE FISCALIZACIÓN	153	58,081	
COORDINADOR DE AUDITORES JURÍDICOS	7	58,081	
COORDINADOR DE AUDITORES ADMINISTRATIVOS	57	58,081	
AUDITOR DE FISCALIZACIÓN "A"	263	52,396	
AUDITOR JURÍDICO "A"	67	52,396	
AUDITOR ADMINISTRATIVO "A"	62	52,396	
AUDITOR DE FISCALIZACIÓN "B"	160	48,037	
AUDITOR JURÍDICO "B"	3	48,037	
AUDITOR ADMINISTRATIVO "B"	39	48,037	
COORDINADOR DE ANALISTAS "A"	1	45,937	
SECRETARIA PARTICULAR "A"	10	57,017	
OPERADOR SUPERVISOR "A"	1	31,064	
SECRETARIA PARTICULAR "B"	33	47,744	
OPERADOR SUPERVISOR "B"	8	29,505	
OPERADOR SUPERVISOR "C"	20	28,389	
SUPERVISOR DE ÁREA ADMINISTRATIVA	81	27,289	
SUPERVISOR DE ÁREA TÉCNICA	12	27,289	
OPERADOR SUPERVISOR "D"	8	27,289	
VIGILANTE DE LA ASF	16	27,289	
SRIA. DIRECTOR DE ÁREA	1	25,617	
PERSONAL OPERATIVO DE BASE			
TÉCNICO SUPERIOR	37	26,347	
COORDINADOR DE PROYECTOS ESPECIALES	7	26,267	
JEFE DE SECCIÓN DE ESPECIALISTAS HACENDARIOS	7	26,027	
ANALISTA ESPECIALIZADO EN PROYECTOS	6	25,518	
ESPECIALISTA TÉCNICO	7	25,237	
ESPECIALISTA EN PROYECTOS TÉCNICOS	7	24,960	
ESPECIALISTA HACENDARIO	4	24,698	
TÉCNICO MEDIO	12	24,423	
ANALISTA CONTABLE	26	24,149	
TÉCNICO CONTABLE	36	24,635	
TÉCNICO MEDIO CONTABLE	41	24,466	
AUXILIAR TÉCNICO CONTABLE	51	24,177	

1.- Los límites de percepción extraordinaria neta anual, no consideran efectos inflacionarios, ni la aplicación de disposiciones de carácter fiscal y de seguridad social.

2.- No se considera el incremento salarial anual al personal operativo de confianza y base, el cual será dado a conocer por la SHCP.

ANEXO 23.4.3. REMUNERACIÓN TOTAL ANUAL DE LA MÁXIMA REPRESENTACIÓN DE LA AUDITORÍA SUPERIOR DE LA FEDERACIÓN (pesos)

AUDITOR SUPERIOR DE LA FEDERACIÓN	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA) 1/	**2,957,059**
Impuesto sobre la renta retenido 2/	**1,307,710**
Percepción bruta anual	**4,264,769**
I. Percepciones ordinarias:	**3,438,058**
a) Sueldos y salarios:	2,371,930
i) Sueldo base	436,056
ii) Compensación garantizada	1,935,874
b) Prestaciones:	1,066,128
i) Aportaciones a seguridad social	52,969

a) Cuota de Seguro de Salud	21,285
b) Cuota Social de Retiro	5,259
c) Seguro de Riesgos de Trabajo	1,972
d) Seguro de Invalidez y Vida	1,643
e) Seguro de Bienestar y Prestaciones Sociales y Culturales	1,315
f) Cuotas para el FOVISSSTE	13,147
g) Cuota Seguro de Cesantía en Edad Avanzada y Vejez	8,348
h) Cuota Social	
ii) Prima vacacional	12,113
iii) Aguinaldo (sueldo base)	74,539
iv) Gratificación de fin de año (compensación garantizada)	329,739
v) Prima quinquenal (antigüedad)	2,700
vi) Ayuda para despensa	6,780
vii) Seguro de vida institucional	41,272
viii) Seguro de gastos médicos mayores	38,004
ix) Seguro de separación individualizado	364,912
x) Revisión Médica	10,000
xi) Vales de Despensa	133,100
II. Percepciones extraordinarias:	**826,711**
a) Estímulo por Resultado de la Evaluación del Desempeño	826,711

1/ Los límites de percepción ordinaria neta mensual, no consideran efectos inflacionarios, ni la aplicación de disposiciones de carácter fiscal y de seguridad social.

2/ Cálculo obtenido conforme a lo dispuesto en el artículo 96 de la Ley del Impuesto Sobre la Renta.

ANEXO 23.5 SUPREMA CORTE DE JUSTICIA DE LA NACIÓN

ANEXO 23.5.1. REMUNERACIÓN NOMINAL ANUAL DEL MINISTRO PRESIDENTE Y MINISTROS DE LA SUPREMA CORTE DE JUSTICIA DE LA NACIÓN (3RO TRANSITORIO) (pesos)

PODER JUDICIAL DE LA FEDERACIÓN
SUPREMA CORTE DE JUSTICIA DE LA NACIÓN

REMUNERACIÓN NOMINAL ANUAL DEL MINISTRO PRESIDENTE Y MINISTROS DE LA SUPREMA CORTE DE JUSTICIA DE LA NACIÓN DE CONFORMIDAD CON EL ARTÍCULO 3o TRANSITORIO DEL DECRETO POR EL QUE SE REFORMAN Y ADICIONAN LOS ARTÍCULOS 75, 115, 116, 122, 123 Y 127 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS

Pesos

	MINISTRO PRESIDENTE	MINISTRO (3RO TRANSITORIO)
REMUNERACIÓN NOMINAL ANUAL NETA	4,658,775	4,658,775
Impuesto sobre la renta retenido	2,279,459	2,279,459
REMUNERACIÓN NOMINAL ANUAL BRUTA	6,938,234	6,938,234
a) Sueldos y salarios:	4,743,537	4,743,537
i) Sueldo base	651,241	651,241
ii) Compensación garantizada	2,785,845	2,785,845
iii) Prestaciones de previsión social e inherentes al cargo	1,306,451	1,306,451
b) Prestaciones:	1,341,474	1,341,474
i) Aportaciones a seguridad social	N/A	N/A
ii) Ahorro solidario (Art. 100 Ley del ISSSTE)	N/A	N/A
iii) Prima vacacional	95,475	95,475
iv) Aguinaldo (sueldo base y compensación garantizada)	586,356	586,356
v) Gratificación de fin de año (comp. garantizada)	N/A	N/A
vi) Prima quinquenal (antigüedad)	0	0
vii) Ayuda para despensa	0	0
viii) Seguro de vida institucional	33,876	33,876
ix) Seguro colectivo de retiro	N/A	N/A
x) Seguro de gastos médicos mayores	46,731	46,731
xi) Seguro de separación individualizado	528,782	528,782
xii) Apoyo económico para adquisición de vehículo	N/A	N/A
xiii) Estímulo por antigüedad	46,154	46,154
xiv) Ayuda de anteojos	3,100	3,100
xv) Estímulo del día de la madre / padre	1,000	1,000
c) Pago por riesgo	853,223	853,223

N/A: No Aplicable

ANEXO 23.5.2. REMUNERACIÓN TOTAL ANUAL DE LOS MINISTROS DE LA SUPREMA CORTE DE JUSTICIA DE LA NACIÓN (pesos)

PODER JUDICIAL DE LA FEDERACIÓN
SUPREMA CORTE DE JUSTICIA DE LA NACIÓN

REMUNERACIÓN TOTAL ANUAL DE LOS MINISTROS DE LA SUPREMA CORTE DE JUSTICIA DE LA NACIÓN CONFORME A LO ESTABLECIDO EN EL DECRETO POR EL QUE SE REFORMAN Y ADICIONAN LOS ARTÍCULOS 75, 115, 116, 122, 123 Y 127 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS

Pesos

	MINISTRO
REMUNERACIÓN TOTAL ANUAL NETA	2,936,457
Impuesto sobre la renta retenido	1,367,391
REMUNERACIÓN TOTAL ANUAL BRUTA	4,303,848
a) Sueldos y salarios:	2,631,950
i) Sueldo base	523,772
ii) Compensación garantizada	1,708,268
iii) Prestaciones de previsión social e inherentes al cargo	399,910
b) Prestaciones:	865,960
i) Aportaciones a seguridad social	N/A
ii) Ahorro solidario (Art. 100 Ley del ISSSTE)	N/A
iii) Prima vacacional	62,001
iv) Aguinaldo (sueldo base y compensación garantizada)	380,328
v) Gratificación de fin de año (comp. garantizada)	N/A
vi) Prima quinquenal (antigüedad)	0
vii) Ayuda para despensa	0
viii) Seguro de vida institucional	21,999
ix) Seguro colectivo de retiro	N/A
x) Seguro de gastos médicos mayores	29,041
xi) Seguro de separación individualizado	338,188
xii) Apoyo económico para adquisición de vehículo	N/A
xiii) Estímulo por antigüedad	30,303
xiv) Ayuda de anteojos	3,100
xv) Estímulo del día de la madre / padre	1,000
c) Pago por riesgo	805,938

N/A: No Aplicable.

ANEXO 23.6. CONSEJO DE LA JUDICATURA FEDERAL

ANEXO 23.6.1. REMUNERACIÓN TOTAL ANUAL DE LOS CONSEJEROS DEL CONSEJO DE LA JUDICATURA FEDERAL (pesos)

PODER JUDICIAL DE LA FEDERACIÓN
CONSEJO DE LA JUDICATURA FEDERAL

REMUNERACIÓN TOTAL ANUAL DE LOS CONSEJEROS DEL CONSEJO DE LA JUDICATURA FEDERAL CONFORME A LO ESTABLECIDO EN EL DECRETO POR EL QUE SE REFORMAN Y ADICIONAN LOS ARTÍCULOS 76, 115, 116, 122, 123 Y 127 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS

Pesos

	CONSEJERO
REMUNERACIÓN TOTAL ANUAL NETA 2017	2,962,619
Impuesto sobre la renta retenido	1,341,278
REMUNERACIÓN TOTAL ANUAL BRUTA 2017	4,303,897
a) Sueldos y salarios:	2,624,429
i) Sueldo base	520,011
ii) Compensación garantizada	1,704,508
iii) Prestaciones nominales	399,910
b) Prestaciones:	955,675
i) Aportaciones a seguridad social	52,970
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	17,091
iii) Prima vacacional	61,792
iv) Aguinaldo (sueldo base y compensación garantizada)	378,050
v) Gratificación de fin de año (comp. garantizada)	N/A
vi) Prima quinquenal (antigüedad)	18,360
vii) Ayuda para despensa	0
viii) Seguro de vida institucional	15,127
ix) Seguro colectivo de retiro	148
x) Seguro de gastos médicos mayores	38,344
xi) Seguro de separación individualizado	337,048
xii) Apoyo Económico para Vehículo Titulares de Órganos Jurisdiccionales	N/A
xiii) Otras prestaciones	30,747
c) Pago por riesgo	723,793

ANEXO 23.6.2. REMUNERACIÓN NOMINAL ANUAL DE LOS CONSEJEROS DEL CONSEJO DE LA JUDICATURA FEDERAL (3RO TRANSITORIO) (pesos)

PODER JUDICIAL DE LA FEDERACIÓN
CONSEJO DE LA JUDICATURA FEDERAL

REMUNERACIÓN NOMINAL ANUAL DE LOS CONSEJEROS DEL CONSEJO DE LA JUDICATURA FEDERAL DE CONFORMIDAD CON EL ARTÍCULO 3o TRANSITORIO DEL DECRETO POR EL QUE SE REFORMAN Y ADICIONAN LOS ARTÍCULOS 75, 115, 116, 122, 123 Y 127 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS

Pesos

	CONSEJERO (3RO TRANSITORIO)
REMUNERACIÓN NOMINAL ANUAL NETA 2017	**4,714,413**
Impuesto sobre la renta retenido	2,223,821
REMUNERACIÓN NOMINAL ANUAL BRUTA 2017	**6,938,234**
a) Sueldos y salarios:	**4,700,524**
i) Sueldo base	620,230
ii) Compensación garantizada	2,816,856
iii) Prestaciones nominales	1,263,438
b) Prestaciones:	**1,384,487**
i) Aportaciones a seguridad social	52,970
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	17,091
iii) Prima vacacional	95,475
iv) Aguinaldo (sueldo base y compensación garantizada)	596,356
v) Gratificación de fin de año (comp. garantizada)	N/A
vi) Prima quinquenal (antigüedad)	18,360
vii) Ayuda para despensa	0
viii) Seguro de vida institucional	23,372
ix) Seguro colectivo de retiro	146
x) Seguro de gastos médicos mayores	38,344
xi) Seguro de separación individualizado	528,782
xii) Apoyo Económico para Vehículo Titulares de Órganos Jurisdiccionales	N/A
xiii) Estímulo por antigüedad	10,491
xiv) Ayuda de anteojos	3,100
xv) Estímulo del día de la madre/padre	1,000
c) Pago por riesgo	**853,223**

ANEXO 23.7. TRIBUNAL ELECTORAL DEL PODER JUDICIAL DE LA FEDERACIÓN

ANEXO 23.7.1. REMUNERACIÓN NOMINAL ANUAL DE MAGISTRADOS ELECTORALES (pesos)



TRIBUNAL ELECTORAL DEL PODER JUDICIAL DE LA FEDERACIÓN

REMUNERACIÓN NOMINAL ANUAL DE MAGISTRADOS ELECTORALES DE CONFORMIDAD CON EL ARTÍCULO 3o TRANSITORIO DEL DECRETO POR EL QUE SE REFORMAN Y ADICIONAN LOS ARTÍCULOS 75, 115, 116, 122, 123 Y 127 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS.

	Pesos	
	MAGISTRADO PRESIDENTE	MAGISTRADO DE SALA SUPERIOR
REMUNERACIÓN NOMINAL ANUAL NETA	**4,564,875**	**4,564,875**
Impuesto sobre la renta retenido	2,201,553	2,201,553
REMUNERACIÓN NOMINAL ANUAL BRUTA	**6,766,428**	**6,766,428**
a) Sueldos y salarios:	**4,594,460**	**4,594,460**
i) Sueldo base	651,242	651,242
ii) Compensación garantizada	2,785,844	2,785,844
iii) Prestaciones de previsión social e inherentes al cargo	1,157,374	1,157,374
b) Prestaciones:	**1,361,373**	**1,361,373**
i) Aportaciones a seguridad social	54,558	54,558
ii) Ahorro solidario (Art. 100 Ley del ISSSTE)	17,604	17,604
iii) Prima vacacional	95,474	95,474
iv) Aguinaldo (sueldo base y compensación garantizada)	586,321	586,321
v) Gratificación de fin de año (compensación garantizada)	N/A	N/A
vi) Prima quinquenal (antigüedad)	16,320	16,320
vii) Ayuda para despensa	0	0
viii) Seguro de vida institucional	23,372	23,372
ix) Seguro colectivo de retiro	146	146
x) Seguro de gastos médicos mayores	38,796	38,796
xi) Seguro de separación individualizado	528,782	528,782
xii) Apoyo económico para adquisición de vehículo	N/A	N/A
xiii) Estímulo por antigüedad	0	0
xiv) Ayuda de anteojos	0	0
xv) Estímulo del día de la madre	0	0
c) Pago por Riesgo	**810,595**	**810,595**

N/A: NA APLICABLE

ANEXO 23.7.2. REMUNERACIÓN TOTAL ANUAL DE LOS NUEVOS MAGISTRADOS DE SALA SUPERIOR (pesos)



TRIBUNAL ELECTORAL DEL PODER JUDICIAL DE LA FEDERACIÓN

REMUNERACIÓN TOTAL ANUAL DE LOS NUEVOS MAGISTRADOS DE SALA SUPERIOR QUE SE DESIGNEN A PARTIR DEL 1o DE ENERO DE 2010 CONFORME A LO ESTABLECIDO EN EL DECRETO POR EL QUE SE REFORMAN Y ADICIONAN LOS ARTÍCULOS 75, 115, 116, 122, 123 Y 127 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS.

	Pesos MAGISTRADO DE SALA SUPERIOR
REMUNERACION TOTAL ANUAL NETA	**2,961,450**
Impuesto sobre la renta retenido	1,342,447
REMUNERACIÓN TOTAL ANUAL BRUTA	**4,303,897**
a) Sueldos y salarios:	**2,646,420**
i) Sueldo base	530,411
ii) Compensación garantizada	1,738,599
iii) Prestaciones nominales	377,410
b) Prestaciones:	**968,722**
i) Aportaciones a seguridad social	54,558
ii) Ahorro solidario (Art. 100 Ley del ISSSTE)	17,604
iii) Prima vacacional	63,028
iv) Aguinaldo (sueldo base y compensación garantizada)	386,649
v) Gratificación de fin de año (comp. garantizada)	N/A
vi) Prima quinquenal (antigüedad)	16,320
vii) Ayuda para despensa	0
viii) Seguro de vida institucional	15,429
ix) Seguro colectivo de retiro	146
x) Seguro de gastos médicos mayores	38,796
xi) Seguro de separación individualizado	349,078
xii) Apoyo económico para adquisición de vehículo	N/A
xiii) Estímulo por antigüedad	23,014
xiv) Ayuda de anteojos	3,100
xv) Estímulo del día de la madre / padre	1,000
c) Pago por Riesgo	**688,755**

N/A: NA APLICABLE

ANEXO 23.8. INSTITUTO NACIONAL ELECTORAL

ANEXO 23.8.1.A. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO NACIONAL ELECTORAL (NETOS MENSUALES) (pesos)

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
PERSONAL DE MANDO						
CONSEJERO PRESIDENTE/CONSEJEROS ELECTORALES 1/	177,153	180,003	41,317	69,544	218,469	249,547
SECRETARIO EJECUTIVO	155,719	161,349	36,870	62,743	192,589	224,092

1/ Miembros permanentes del Consejo General del Instituto de acuerdo a la Ley General de Instituciones y Procedimientos Electorales

ANEXO 23.8.1.B. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO NACIONAL ELECTORAL (NETOS MENSUALES) (pesos)

Tipo de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
PERSONAL DE MANDO						
CONSEJEROS PRESIDENTE Y ELECTORALES	177,153	180,003	41,317	69,544	218,469	249,547
SECRETARIO EJECUTIVO	155,719	161,349	36,870	62,743	192,589	224,092
CONTRALOR GENERAL	155,414	161,349	36,655	62,743	192,069	224,092
DIRECTOR EJECUTIVO	149,433	154,775	35,433	60,307	184,866	215,082
DIRECTOR GENERAL	149,433	154,775	35,433	60,307	184,866	215,082
COORDINADOR DE ASESORES DEL CONSEJERO PRESIDENTE	142,204	148,345	34,021	58,023	176,225	206,369
SECRETARIO PARTICULAR DEL CONSEJERO PRESIDENTE	142,204	148,345	34,021	58,023	176,225	206,369
SUBCONTRALOR	131,397	148,345	31,771	58,023	163,167	206,369
DIRECTOR DE UNIDAD TECNICA	124,063	130,463	30,206	51,581	154,269	182,043
JEFE DE UNIDAD DE ASUNTOS INTERNACIONALES	124,063	130,463	30,206	51,581	154,269	182,043
JEFE DE UNIDAD TECNICA	124,063	130,463	30,206	51,581	154,269	182,043
COORDINADOR DE ASESORES DEL SECRETARIO EJECUTIVO	116,436	123,110	28,817	49,100	145,254	172,210
SECRETARIO PARTICULAR DEL SECRETARIO EJECUTIVO	116,436	123,110	28,817	49,100	145,254	172,210
COORDINADOR DE LOGISTICA	116,436	123,110	28,817	49,100	145,254	172,210
COORDINADOR	107,329	115,426	26,647	46,333	133,976	161,759
VOCAL EJECUTIVO DE JUNTA LOCAL	107,329	115,426	26,647	46,333	133,976	161,759
DIRECTOR DE AREA DE ESTRUCTURA	107,329	115,426	26,647	46,333	133,976	161,759
SECRETARIO TECNICO	107,329	115,426	26,647	46,333	133,976	161,759
VOCAL EJECUTIVO DE JUNTA LOCAL	107,329	115,426	26,647	46,333	133,976	161,759
VOCAL EJECUTIVO DE JUNTA LOCAL	100,618	106,602	25,437	43,022	126,055	149,624
DIRECTOR DE AREA DE ESTRUCTURA	96,396	99,958	24,512	40,616	120,908	140,574
COORDINADOR ADMINISTRATIVO DEL SRIO. EJECUTIVO	87,814	95,778	22,394	38,992	110,207	134,769
DIRECTOR DE AREA DE ESTRUCTURA	87,814	95,778	22,394	38,992	110,207	134,769
ASESOR DE CONSEJERO PRESIDENTE	87,814	95,778	22,394	38,992	110,207	134,769
COORDINADOR DE ENLACE INSTITUCIONAL	87,814	95,778	22,394	38,992	110,207	134,769
COORDINADOR DE TECNOLOGIA DE INFORMATICA ADMINISTRATIVA	87,814	95,778	22,394	38,992	110,207	134,769
LIDER DE PROYECTO	87,814	95,778	22,394	38,992	110,207	134,769

ASESOR DE CONSEJERO ELECTORAL	81,515	87,272	21,163	35,696	102,678	122,968
COORDINADOR ADMINISTRATIVO DEL CONTRALOR GENERAL	81,515	87,272	21,163	35,696	102,678	122,968
LIDER DE PROYECTO	81,515	87,272	21,163	35,696	102,678	122,968
COORDINADOR DE EVENTOS MULTIPLES	75,220	81,035	19,689	33,532	94,909	114,568
ASESOR DE SECRETARIO EJECUTIVO	67,946	81,035	18,288	33,532	86,233	114,568
SECRETARIO PRIVADO DEL SECRETARIO EJECUTIVO	67,946	81,035	18,288	33,532	86,233	114,568
SECRETARIO TECNICO DE CONSEJERO PRESIDENTE	67,946	81,035	18,288	33,532	86,233	114,568
SECRETARIO PARTICULAR DEL DIRECTOR EJECUTIVO	67,946	74,796	18,288	31,050	86,233	105,847
ASESOR DEL SECRETARIO EJECUTIVO	67,946	74,796	18,288	31,050	86,233	105,847
LIDER DE PROYECTO	67,946	74,796	18,288	31,050	86,233	105,847
ASESOR DE CONSEJERO ELECTORAL "B"	63,646	67,356	17,070	28,496	80,716	95,852
ASESOR DE CONSEJERO ELECTORAL "C"	63,646	67,356	17,070	28,496	80,716	95,852
ASESOR DE SECRETARIO EJECUTIVO	63,646	67,356	17,070	28,496	80,716	95,852
SUBDIRECTOR DE AREA	63,646	67,356	17,070	28,496	80,716	95,852
COORDINADOR OPERATIVO	56,872	62,883	15,439	26,455	72,311	89,337
COORDINADOR OPERATIVO "A"	56,872	62,883	15,439	26,455	72,311	89,337
LIDER DE PROYECTO "F"	56,872	62,883	15,439	26,455	72,311	89,337
SECRETARIO PARTICULAR DE UNIDAD RESPONSABLE	56,872	62,883	15,439	26,455	72,311	89,337
SECRETARIO PARTICULAR DEL DIRECTOR EJECUTIVO	56,872	62,883	15,439	26,455	72,311	89,337
COORDINADOR DE LA UNIDAD DE INFORMACION Y ACERVO	56,872	62,883	15,439	26,455	72,311	89,337
VOCAL SECRETARIO DE JUNTA LOCAL	56,872	62,883	15,439	26,455	72,311	89,337
SUBDIRECTOR DE AREA	56,872	62,883	15,439	26,455	72,311	89,337
VOCAL EJECUTIVO DE JUNTA DISTRITAL	50,248	55,807	14,041	23,624	64,289	79,431
COORDINADOR ADMINISTRATIVO DE JUNTA LOCAL	50,248	55,807	14,041	23,624	64,289	79,431
LIDER DE PROYECTO "B"	50,248	55,807	14,041	23,624	64,289	79,431
LIDER DE PROYECTO "D"	50,248	55,807	14,041	23,624	64,289	79,431
SUBDIRECTOR DE AREA	50,248	55,807	14,041	23,624	64,289	79,431
VOCAL DE JUNTA LOCAL	50,248	55,807	14,041	23,624	64,289	79,431
SUBDIRECTOR DE AREA	50,248	55,807	14,041	23,624	64,289	79,431
SUBDIRECTOR DE SERVICIOS WEB	50,248	55,807	14,041	23,624	64,289	79,431
SUBDIRECTOR DE TECNOLOGIA Y SEGURIDAD INFORMATICA	50,248	55,807	14,041	23,624	64,289	79,431
ASESOR DE CONSEJERO ELECTORAL "A"	50,248	55,807	14,041	23,624	64,289	79,431
ASESOR DE CONSEJERO PRESIDENTE "H"	47,048	55,807	13,440	23,624	60,489	79,431
ASESOR DE SECRETARIO EJECUTIVO	47,048	49,362	13,440	21,271	60,489	70,633
VOCAL SECRETARIO DE JUNTA DISTRITAL	47,048	49,362	13,440	21,271	60,489	70,633
LIDER DE PROYECTO "E"	38,101	40,489	11,111	17,969	49,212	58,458
JEFE DE DEPARTAMENTO	35,390	37,482	10,376	16,403	45,765	53,885
LIDER DE PROYECTO "E"	35,390	37,482	10,376	16,403	45,765	53,885
COORDINADOR OPERATIVO	35,390	37,482	10,376	16,403	45,765	53,885
VOCAL DE JUNTA DISTRITAL	35,390	37,482	10,376	16,403	45,765	53,885
JEFE DE DEPARTAMENTO	32,723	18,329	9,888	10,197	42,611	28,526
JEFE DE DEPARTAMENTO	32,723	18,329	9,888	10,197	42,611	28,526
ASESOR "C"	32,723	18,329	9,888	10,197	42,611	28,526

ENLACE ADMINISTRATIVO	29,322	18,325	9,163	10,201	38,486	28,526
INVESTIGADOR	29,322	18,325	9,163	10,201	38,486	28,526
JEFE DE PROYECTO DE LOGISTICA	29,322	18,325	9,163	10,201	38,486	28,526
JEFE DE DEPARTAMENTO	29,322	18,325	9,163	10,201	38,486	28,526
JEFE DE MONITOREO A MODULOS	29,322	18,325	9,163	10,201	38,486	28,526
JEFE DE PROYECTO	29,322	18,325	9,163	10,201	38,486	28,526
JEFE DE PROYECTO "A"	29,322	18,325	9,163	10,201	38,486	28,526
JEFE DEL DEPARTAMENTO DE TECNOLOGIA	29,322	18,325	9,163	10,201	38,486	28,526
LIDER DE PROYECTO "C"	29,322	18,325	9,163	10,201	38,486	28,526
SECRETARIO TECNICO DE CONSEJERO PRESIDENTE	29,322	18,325	9,163	10,201	38,486	28,526
ASESOR ELECTORAL	29,322	18,325	9,163	10,201	38,486	28,526
ASESOR DE CONSEJERO PRESIDENTE	27,425	17,649	8,883	9,872	36,308	27,521
ASESOR JURIDICO	27,362	17,893	8,893	10,032	36,255	27,925
JEFE DE DEPARTAMENTO DE OPERACION DE SISTEMAS	27,362	17,893	8,893	10,032	36,255	27,925
JEFE DE DEPARTAMENTO DE RECURSOS FINANCIEROS	27,362	17,893	8,893	10,032	36,255	27,925
JEFE DE DEPARTAMENTO DE RECURSOS HUMANOS	27,362	17,893	8,893	10,032	36,255	27,925
JEFE DE DEPARTAMENTO DE RECURSOS MATERIALES	27,362	17,893	8,893	10,032	36,255	27,925
JEFE DE PROYECTO "C"	27,362	17,893	8,893	10,032	36,255	27,925
PERSONAL OPERATIVO						
ENLACE DE ALTO NIVEL DE RESPONSABILIDAD "E"	31,523	31,857	10,926	7,137	42,449	38,993
ENLACE DE ALTO NIVEL DE RESPONSABILIDAD	29,578	30,360	10,526	6,907	40,104	37,267
INFORMATICO ESPECIALIZADO	29,578	30,360	10,526	6,907	40,104	37,267
AUXILIAR ADMINISTRATIVO	21,633	28,488	8,082	6,433	29,715	34,921
ANALISTA	28,196	28,488	10,237	6,433	38,433	34,921
JEFE DE OFICINA DE CARTOGRAFIA ESTATAL	28,196	28,488	10,237	6,433	38,433	34,921
JEFE DE OFICINA DE SEGUIMIENTO Y ANALISIS DE JUNTA	28,196	28,488	10,237	6,433	38,433	34,921
SUBCOORDINADOR DE SERVICIOS	28,196	28,488	10,237	6,433	38,433	34,921
AUXILIAR DE ADSCRIPCION AL SPE	23,224	26,906	8,895	6,139	32,119	33,045
CHOFER DE DIRECCION EJECUTIVA, UNIDAD TECNICA O EQUIVALENTE	25,400	25,213	9,695	5,867	35,095	31,080
JEFE DE OFICINA DE SEGUIMIENTO Y ANALISIS DE JUNTA DISTRITAL	25,400	25,213	9,695	5,867	35,095	31,080
ENLACE ADMINISTRATIVO DISTRITAL	18,368	20,896	6,338	5,215	24,707	26,111
SECRETARIA DE DIRECCION DE AREA O EQUIVALENTE	19,927	20,896	7,188	5,215	27,115	26,111
AUXILIAR DE INCORPORACION AL SPE	19,927	19,093	7,188	4,906	27,115	23,999
SECRETARIA DE SUBDIRECCION DE AREA, DEPARTAMENTO O QUIVALENTE	18,368	17,054	6,338	4,591	24,707	21,645
RESPONSABLE DE MODULO	17,502	17,054	5,910	4,591	23,412	21,645
TECNICO EN ACTUALIZACION CARTOGRAFICA	16,791	15,059	5,535	4,319	22,326	19,378
CHOFER MENSAJERO	16,791	14,082	5,535	4,152	22,326	18,233
SECRETARIA EN JUNTA LOCAL	16,349	14,082	5,306	4,152	21,656	18,233
SECRETARIA DE VOCALIA EJECUTIVA DISTRITAL	16,349	12,662	5,306	3,953	21,656	16,616
SECRETARIA EN JUNTA DISTRITAL	16,349	11,787	5,306	3,749	21,656	15,537

ANEXO 23.8.2. LÍMITES DE PAGOS EXTRAORDINARIOS ANUALES NETOS (pesos)

Denominación	Plazas	Pago extraordinario anual unitario	
		Mínimo	Máximo
Total Puestos	**6,944**		
PLAZAS TÉCNICO OPERATIVO NIVEL FC5 AL LA1	6,944		11,673

Corresponde a la prestación de vales de fin de año del ejercicio 2017 para el personal técnico operativo, en razón de que es la única que se tiene la absoluta certeza de que lo recibirá.

El resto de las prestaciones que se otorgan, es para el personal que se hace acreedor a las mismas o bien, que pueden ejercer el derecho a su obtención. Por ejemplo, el apoyo que da para la adquisición de lentes, que se otorga cada tres años o el apoyo (becas) para estudios de licenciatura, maestría y doctorado

Acumular todos los posibles conceptos puede generar una lectura equivocada, ya que se podría interpretar que son percepciones extraordinarias que efectivamente recibe todo el personal, cuando no es así.

Derivado del punto anterior, la H. Cámara de Diputados, la sociedad en general y los propios funcionarios del Instituto, podrían tener una percepción que no corresponde con la realidad.

ANEXO 23.8.3.A. REMUNERACIÓN TOTAL ANUAL DE LA MÁXIMA REPRESENTACIÓN DEL INSTITUTO NACIONAL ELECTORAL CONSEJERO PRESIDENTE / CONSEJEROS ELECTORALES (pesos) 1/

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	2,994,563
Impuesto sobre la renta retenido (35%) *_/	**1,298,266**
Percepción bruta anual	**4,292,829**
I. Percepciones ordinarias:	**4,292,829**
a) Sueldos y salarios:	3,152,808
i) Sueldo base	588,408
ii) Compensación garantizada	2,564,400
b) Prestaciones:	1,140,021
i) Aportaciones a seguridad social	52,970
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	17,091
iii) Prima vacacional	16,345
iv) Aguinaldo o Gratificación de fin de año	537,762
v) Prima quinquenal (antigüedad)	2,400
vi) Ayuda para despensa	
vii) Seguro de vida institucional	56,120
viii) Seguro colectivo de retiro	102
ix) Seguro de gastos médicos mayores	31,764
x) Seguro de separación individualizado	425,467
xi) Apoyo económico para adquisición de vehículo	
II. Percepciones extraordinarias:	

1/ Miembros permanentes del Consejo General del Instituto de acuerdo a la Ley General de Instituciones y Procedimientos Electorales (LEGIPE).

*_/ Cálculo obtenido conforme a lo dispuesto en el artículo 96 de la Ley del Impuesto Sobre la Renta, vigente a partir del 1° de Enero del 2014.

ANEXO 23.8.3.B. REMUNERACIÓN TOTAL ANUAL DE LA MÁXIMA REPRESENTACIÓN DEL INSTITUTO NACIONAL ELECTORAL SECRETARIO EJECUTIVO (pesos) 1/

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,644,910**
Impuesto sobre la renta retenido (35%) *_/	**1,120,312**
Percepción bruta anual	**3,765,222**
I. Percepciones ordinarias:	**3,765,222**
a) Sueldos y salarios:	2,755,356
i) Sueldo base	465,192
ii) Compensación garantizada	2,290,164
b) Prestaciones:	1,009,866
i) Aportaciones a seguridad social	52,970
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	17,091
iii) Prima vacacional	12,922
iv) Aguinaldo o Gratificación de fin de año	469,821
v) Prima quinquenal (antigüedad)	2,400
vi) Ayuda para despensa	4,200
vii) Seguro de vida institucional	49,045
viii) Seguro colectivo de retiro	102
ix) Seguro de gastos médicos mayores	31,764
x) Seguro de separación individualizado	369,551
xi) Apoyo económico para adquisición de vehículo	
II. Percepciones extraordinarias:	

1/ Miembros permanentes del Consejo General del Instituto de acuerdo a la Ley General de Instituciones y Procedimientos Electorales (LEGIPE).

*_/ Cálculo obtenido conforme a lo dispuesto en el artículo 96 de la Ley del Impuesto Sobre la Renta, vigente a partir del 1° de Enero del 2014.

ANEXO 23.9. COMISIÓN NACIONAL DE LOS DERECHOS HUMANOS

ANEXO 23.9.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de mando:						
Presidente de la CNDH		135,278		62,411		197,689
Visitador General, Secretario Técnico del Consejo Consultivo y Secretario Ejecutivo		124,135		60,897		185,033
Oficial Mayor		122,997		60,445		183,441
Coordinador General y Titular del Órgano Interno de Control		120,266		59,056		179,323
Director General, Coordinador General de Comunicación y Proyectos, Coordinador de Asesores y Homólogos	89,131	119,853	45,643	58,800	134,774	178,654
Director General Adjunto, Coordinador de Oficina Foránea, Secretario Particular de la Presidencia y Homólogos	68,969	90,330	37,097	45,765	106,066	136,095
Director de Área, Titular de Área, Investigador en Derechos Humanos "B", Secretario Particular (de Visitador General/SecretarioTécnico/Secretario Ejecutivo/Oficial Mayor), Secretario Privado del Presidente, Asesor "C" y Homólogos	46,447	75,845	26,628	39,232	73,074	115,077
Subdirector de Área, Visitador Adjunto, Investigador en Derechos Humanos "A", Coordinador Administrativo y Asesor "B", y y Homólogos	24,102	44,315	17,377	25,665	41,479	69,980
Jefe de Departamento, Asesor "A" y Homólogos	17,639	30,539	14,678	19,961	32,317	50,500
Personal de Enlace u Operativo	-	-	-	-	-	-
Operativo	8,985	19,916	5,737	8,667	14,722	28,582

Este anexo refleja los límites de percepciones ordinarias netas mensuales aplicables a los servidores públicos durante 2017, en función del puesto que ocupen.

A fin de cumplir con el desglose de remuneraciones que establece el artículo 75 Constitucional, se presentan los límites mínimos y máximos en términos netos por concepto de sueldos y salarios y de prestaciones, diferenciados por el tipo de servidores públicos a los que aplican los límites correspondientes.

ANEXO 23.9.2. LÍMITES DE PAGOS EXTRAORDINARIOS ANUALES NETOS (pesos)

Denominación	Plazas	Pago extraordinario anual unitario Máximo
Total Puestos	**1,689**	
Personal de mando:	**982**	
Presidente de la CNDH	1	503,733
Visitador General, Secretario Técnico del Consejo Consultivo y Secretario Ejecutivo	10	572,631
Oficial Mayor	1	566,156
Coordinador General yTitular del Órgano Interno de Control	1	548,667
Director General, Coordinador General de Comunicación y Proyectos, Coordinador de Asesores y Homólogos	30	543,485
Director General Adjunto, Coordinador de Oficina Foránea, Secretario Particular de la Presidencia y Homólogos	20	414,575
Director de Área, Titular de Área, Investigador en Derechos Humanos "B", Secretario Particular (de Visitador General/Secretario Técnico/Secretario Ejecutivo/Oficial Mayor), Secretario Privado del Presidente, Asesor "C" y Homólogos	103	302,045
Subdirector de Área, Visitador Adjunto, Investigador en Derechos Humanos "A", Coordinador Administrativo, Asesor "B" y Homólogos	637	193,553
Jefe de Departamento, Asesor "A" y Homólogos	179	79,352
Personal de Enlace u Operativo	**707**	
Operativo	707	70,226

ANEXO 23.9.3. REMUNERACIÓN TOTAL ANUAL DE LA MÁXIMA REPRESENTACIÓN DE LA COMISIÓN NACIONAL DE LOS DERECHOS HUMANOS (pesos)

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,905,378**
Impuesto sobre la renta retenido	**1,320,054**
Percepción bruta anual	**4,225,432**
I. Percepciones ordinarias:	**3,459,626**
a) Sueldos y salarios:	2,383,700
Sueldo base	348,629
Compensación Garantizada	2,035,071
b) Prestaciones:	1,075,926
i) Aportaciones a seguridad social	55,088
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	
iii) Prima vacacional	66,214
iv) Gratificación de fin de año	404,138
v) Prima quinquenal	2,400
vi) Ayuda para despensa	3,600
vii) Seguro de vida	14,357
viii) Seguro de gastos médicos mayores	64,300
ix) Fondo de separación individualizado	366,508
x) Ayuda para el desarrollo personal y cultural	99,321
xi) Vales de despensa	
xii) Día del niño	
xiii) Día de las madres	
II. Percepciones extraordinarias:	**765,806**
a) Pago extraordinario	765,806

ANEXO 23.10. COMISIÓN FEDERAL DE COMPETENCIA ECONÓMICA

ANEXO 23.10.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN LA COMISIÓN FEDERAL DE COMPETENCIA ECONÓMICA (NETOS MENSUALES) (pesos)

Tipo de personal	Sueldos y salarios		Prestaciones (En efectivo y en especie)		Percepción Ordinaria Total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Comisionada Presidenta de la Comisión		142,883		58,891		201,774
Comisionado		142,410		58,751		201,161
Jefe de Unidad/Titular de la Contraloría Interna		141,612		57,398		199,010
Director General		127,662		52,392		180,053
Director General Adjunto	67,085	112,392	27,868	42,079	94,953	154,471
Director de Área	39,514	73,752	17,294	29,736	56,807	103,488
Subdirector de Área	22,168	40,432	11,342	17,114	33,510	57,547
Jefe de Departamento	15,414	27,139	9,230	12,223	24,644	39,362
Personal de Enlace	7,628	15,799	6,861	9,505	14,489	25,303
Personal Operativo	8,669	10,590	8,125	8,455	16,793	19,045

ANEXO 23.10.2. REMUNERACIÓN TOTAL ANUAL DE LA COMISIONADA PRESIDENTE DE LA COMISIÓN FEDERAL DE COMPETENCIA ECONÓMICA (pesos)

NIVEL JERÁRQUICO: CP1	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,362,106**
Impuesto sobre la renta retenido*	**1,029,892**
Percepción bruta anual	**3,391,998**
I. Percepciones Ordinarias:	**3,377,598**
a) Sueldos y salarios:	2,477,953
I) Sueldo Base	292,810
II) Compensación Garantizada	2,185,142
b) Prestaciones:	899,645
I) Aportaciones a seguridad social	52,970
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	17,091
III) Prima vacacional	8,134
IV) Aguinaldo (sueldo base)	47,727
V) Gratificación de fin de año (Compensación Garantizada)	356,165
VI) Prima quinquenal (antigüedad)	
VII) Ayuda para despensa	924
VIII) Seguro de vida institucional	28,992
IX) Seguro Colectivo de Retiro	473
X) Seguro de Gastos médicos mayores	23,667
XI) Seguro de Separación Individualizado	363,502
XII) Apoyo económico para adquisición de vehículo	
II. Percepciones extraordinarias:	**14,400**
a) Potenciación del seguro de vida institucional y pago extraordinario por riesgo	
b) Vales de despensa	14,400

* Cálculo obtenido de conformidad con lo dispuesto en el art. 152 de la Ley del Impuesto sobre la Renta vigente.

ANEXO 23.10.3. LÍMITES DE PAGOS EXTRAORDINARIOS ANUALES NETOS (pesos)

Denominación	Plazas	Pago extraordinario anual unitario	
		Mínimo	Máximo
Total Puestos			
PLAZAS TÉCNICO OPERATIVO NIVEL POA1-POE5 /1	32		352,000
PLAZAS TÉCNICO OPERATIVO NIVEL POA1-POE5 /2	32		134,400

1/ Corresponde a la prestación denominada Medidas de fin de año (vales de despensa)

2/ Corresponde a la prestación denominada Ayuda para útiles escolares (efectivo)

ANEXO 23.11. INSTITUTO NACIONAL PARA LA EVALUACIÓN DE LA EDUCACIÓN

ANEXO 23.11.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO NACIONAL PARA LA EVALUACIÓN DE LA EDUCACIÓN (NETOS MENSUALES) (pesos)

Grupo	Tipo de personal	Sueldos y salarios		Prestaciones (En efectivo y en especie)		Percepción Ordinaria Total	
		Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de Mando 1/							
H	Consejero Presidente		138,812		55,809		194,620
H	Consejero		132,762		53,844		186,606
J	Titular de Unidad		111,840		46,624		158,464
K	Coordinador		94,811		37,930		132,740
K	Director General		85,486		34,627		120,113
L	Director General Adjunto		70,488		23,277		93,764
M	Director de Área	42,515	68,615	15,593	22,127	58,108	90,742
N	Subdirector de Área	26,979	37,307	9,277	12,524	36,257	49,831
O	Jefe de Departamento/Homólogo	15,091	22,935	7,958	10,017	23,049	32,952
P	Personal de Enlace	12,000	14,435	6,843	7,609	18,843	22,044
Personal Operativo		7,848	8,543	7,434	7,709	15,282	16,252

1/ La percepción ordinaria incluye todos los ingresos que reciben los servidores públicos por Sueldos y Salarios, y por Prestaciones, independientemente de que se reciba en forma periódica o en fechas definidas. Los montos netos mensuales corresponden a la cantidad que perciben los servidores públicos, una vez aplicadas las disposiciones fiscales. Los rangos de las remuneraciones del personal operativo y de categorías, varían conforme a lo señalado en el Manual de Percepciones de los servidores públicos del instituto.

ANEXO 23.11.2. REMUNERACIÓN TOTAL ANUAL DEL CONSEJERO PRESIDENTE DEL INSTITUTO NACIONAL PARA LA EVALUACIÓN DE LA EDUCACIÓN (pesos)

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,335,446**
Impuesto sobre la renta retenido (35%) *	**1,174,139**
Percepción bruta anual	**3,509,585**
I. Percepciones Ordinarias:	**3,373,217**
a) Sueldos y salarios:	2,446,500
I) Sueldo Base	308,006
II) Compensación Garantizada	2,138,494
b) Prestaciones:	926,717
I) Aportaciones de seguridad social	57,810
II) Ahorro solidario (Artículo 100 de la Ley del ISSSTE) 1/	17,091
III) Prima vacacional	8,556

IV) Aguinaldo (sueldo base)	51,855
V) Gratificación de fin de año (Compensación Garantizada)	360,027
VI) Prima quinquenal (antigüedad)	1,200
VII) Ayuda para despensa	6,780
VIII) Seguro de vida institucional	32,294
IX) Seguro colectivo de retiro	473
X) Seguro de gastos médicos mayores	19,937
XI) Seguro de separación Individualizado	370,694
XII) Apoyo económico para adquisición de vehículo	
II. Percepciones Extraordinarias	**136,368**
a) Otras Prestaciones 2/	136,368

* Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto Sobre la Renta, 2015.

1 / Conforme a la nueva Ley del ISSSTE se incluye ésta prestación a partir de 2010.

2 / Corresponde a el apoyo económico para adquisición y/o mantenimiento de vehículo que se otorga a los servidores públicos que ocupan un puesto comprendido en los grupos jerárquicos K al H o equivalente del Tabulador de sueldos y salarios del instituto y a los términos señalados en el Manual de Percepciones de los servidores públicos del INEE.

ANEXO 23.11.3. REMUNERACIÓN TOTAL ANUAL DEL CONSEJERO DEL INSTITUTO NACIONAL PARA LA EVALUACIÓN DE LA EDUCACIÓN (pesos)

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,239,272**
Impuesto sobre la renta retenido (35%) *	**1,123,675**
Percepción bruta anual	**3,362,947**
I. Percepciones Ordinarias:	**3,226,579**
a) Sueldos y salarios:	2,336,500
I) Sueldo Base	308,006
II) Compensación Garantizada	2,028,494
b) Prestaciones:	890,079
I) Aportaciones de seguridad social	57,810
II) Ahorro solidario (Artículo 100 de la Ley del ISSSTE) 1/	17,091
III) Prima vacacional	8,556
IV) Aguinaldo (sueldo base)	51,855
V) Gratificación de fin de año (Compensación Garantizada)	341,508
VI) Prima quinquenal (antigüedad)	1,200
VII) Ayuda para despensa	6,780
VIII) Seguro de vida institucional	30,842
IX) Seguro colectivo de retiro	473
X) Seguro de gastos médicos mayores	19,937
XI) Seguro de separación Individualizado	354,026
XII) Apoyo económico para adquisición de vehículo	
II. Percepciones Extraordinarias	**136,368**
a) Otras Prestaciones 2/	136,368

* Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto Sobre la Renta, 2015.

1 / Conforme a la nueva Ley del ISSSTE se incluye ésta prestación a partir de 2010.

2 / Corresponde a el apoyo económico para adquisición y/o mantenimiento de vehículo que se otorga a los servidores públicos que ocupan un puesto comprendido en los grupos jerárquicos K al H o equivalente del Tabulador de sueldos y salarios del instituto y a los términos señalados en el Manual de Percepciones de los servidores públicos del INEE.

ANEXO 23.12. INSTITUTO FEDERAL DE TELECOMUNICACIONES

ANEXO 23.12.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO FEDERAL DE TELECOMUNICACIONES (NETOS MENSUALES) (pesos)

Tipo de personal	Banda Salarial (Nivel)		Sueldos y salarios		Prestaciones (En efectivo y en especie)		Percepción Ordinaria Total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Presidente		27		140,265		54,618		194,883
Comisionado		26		137,693		53,719		191,412
Coordinador Ejecutivo		25		136,407		53,242		189,649
Titular de Unidad		25		122,010		48,035		170,044
Coordinador General		25		120,917		46,778		167,694
Secretario Técnico del Pleno		25		120,917		46,778		167,694
Director General Sustantivo y de Apoyo	23	24	96,094	119,904	38,097	46,423	134,191	166,327
Director General Adjetivo		23		96,094		38,097		134,191
Director General Adjunto Sustantivo y de Apoyo	21	23	63,294	105,753	26,244	41,091	89,538	146,844
Investigador	21	22	63,294	81,575	26,244	32,637	89,538	114,212
Director de Área	18	21	34,204	69,725	15,326	28,024	49,531	97,749
Subdirector de Área	16	18	21,771	41,584	10,495	16,924	32,266	58,508
Jefe de Departamento	14	16	15,502	29,244	8,287	12,531	23,789	41,775
Técnico	10	17	9,015	16,633	6,034	8,389	15,049	25,022
Enlace	11	13	7,595	32,973	5,839	17,155	13,434	50,129

- La percepción ordinaria incluye todos los ingresos que reciben los servidores públicos del Instituto Federal de Telecomunicaciones por Sueldos y Salarios, y por Prestaciones, independientemente de que se reciba en forma periódica o en fechas definidas.

- No se incluyen prestaciones en las que el personal puede o no ser acreedor a éstas y ejercer su derecho, tales como: ayuda para anteojos, apoyo de guardería o preescolar y apoyos institucionales para que realicen estudios que les permitan incrementar o concluir su formación académica, o especializarse en temas relacionados con sus funciones.

- La remuneración neta corresponde a la cantidad que perciben los servidores públicos del Instituto Federal de Telecomunicaciones, una vez aplicadas las disposiciones fiscales vigentes para el ejercicio 2016.

ANEXO 23.12.2. REMUNERACIÓN TOTAL ANUAL DEL COMISIONADO PRESIDENTE DEL INSTITUTO FEDERAL DE TELECOMUNICACIONES (pesos)

Nivel Jerárquico : Comisionado (Grado 27)	Remuneración recibida 2016
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,209,364**
Impuesto sobre la renta retenido 1/	**1,084,530**
Percepción bruta anual	**3,293,894**
I. Percepciones Ordinarias:	**3,293,894**
a) Sueldos y salarios:	2,441,856
I) Sueldo Base	308,006
II) Compensación garantizada	2,133,849
b) Prestaciones:	852,039
I) Aportaciones de seguridad social	52,970
II) Ahorro solidario	17,091
III) Prima vacacional	33,915
IV) Aguinaldo (sueldo base)	44,490
V) Gratificación de fin de año (Compensación Garantizada)	308,223
VI) Prima quinquenal (antigüedad)	
VII) Ayuda para despensa	6,780
VIII) Vales de despensa	18,000
IX) Seguro de vida institucional	28,570
X) Seguro colectivo de retiro	473
XI) Seguro de gastos médicos mayores	24,086
XII) Seguro de separación Individualizado	317,441
xiii) Apoyo económico para adquisición de vehículo	
II. Percepciones Extraordinarias:	
a) Componente salarial variable asociado a la gestión del desempeño	

1/ El cálculo se efectuó de conformidad con las disposiciones fiscales vigentes para el ejercicio fiscal 2016.

ANEXO 23.12.3. LÍMITES DE PERCEPCIONES EXTRAORDINARIAS NETAS TOTALES (pesos)

Nivel	Banda Salarial Nivel		Pago Extraordinario Anual Unitario*	
	Mínimo	Máximo	Mínimo	Máximo
Presidente		27		
Comisionado		26		
Coordinador Ejecutivo		25		81,844
Titular de Unidad		25		73,206
Coordinador General		25		72,550
Secretario Técnico del Pleno		25		72,550
Director General Sustantivo y de Apoyo	23	24	57,656	71,942
Director General Adjetivo		23		57,656
Director General Adjunto Sustantivo y de Apoyo	21	23	37,976	63,452
Investigador	21	22	37,976	48,945
Director de Área	18	21	20,523	41,835
Subdirector de Área	16	18	13,062	24,950
Jefe de Departamento	14	16	9,301	17,546
Técnico	10	17	5,409	9,980
Enlace	11	13	4,557	19,784

* Corresponde a un incentivo económico que, en su caso, se otorga al personal del Instituto Federal de Telecomunicaciones, cuyo resultado en la Evaluación del Desempeño es sobresaliente. Ello de conformidad con las "DISPOSICIONES por las que se establece el Sistema de Servicio Profesional del Instituto Federal de Telecomunicaciones" y los "Lineamientos Específicos en Materia de Administración del Desempeño y Otorgamiento de Estímulos".

ANEXO 23.13. INSTITUTO NACIONAL DE TRANSPARENCIA, ACCESO A LA INFORMACIÓN Y PROTECCIÓN DE DATOS PERSONALES

ANEXO 23.13.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO NACIONAL DE TRANSPARENCIA, ACCESO A LA INFORMACIÓN Y PROTECCIÓN DE DATOS PERSONALES (NETOS MENSUALES) (pesos)

Tipo de personal	Nivel		Sueldos y salarios		Prestaciones (En efectivo y en especie)		Percepción Ordinaria Total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de Mando y Enlace / Homólogos								
Comisionado Presidente/Comisionados		HB1		135,103	13,086	64,632	148,189	199,735
Coordinador	KB1	KB2	96,241	107,895	10,619	48,528	106,860	156,423
Director General/Contralor	KA3	KA4	85,578	96,153	10,216	44,255	95,794	140,408
Jefe de Ponencia		KA3		85,578	10,216	40,810	95,794	126,388
Secretario de Ponencia	MD1	MD5	69,530	85,578	8,999	34,740	78,529	120,318
Director de Área	MC2	MC5	58,517	73,613	7,869	30,030	66,386	103,643
Subdirector de Área	NC2	MB2	37,261	52,501	6,187	21,709	43,448	74,210
Jefe de Departamento/Consultor/Auditor	OC3	NB2	23,716	32,173	5,938	14,722	29,654	46,895
Enlace/Proyectista/Asesor	PC1	OB6	14,571	21,598	5,739	11,563	20,310	33,161
Secretaría	PC3	OD3	16,640	24,079	6,035	12,566	22,675	36,645
Chofer	OB1	OB5	13,194	20,637	6,157	11,399	19,351	32,036
Auxiliar Administrativo	PA1	PA6	11,589	16,193	5,804	9,839	17,393	26,032

1/ La percepción ordinaria neta mensual corresponde a la cantidad que perciben los servidores públicos del Instituto Nacional de Transparencia, Acceso a la Información y Portección de Datos Personales, una vez aplicadas las disposiciones fiscales vigentes para el ejercicio 2016.

ANEXO 23.13.2. REMUNERACIÓN TOTAL ANUAL DE LA MAXIMA REPRESENTACIÓN DEL INSTITUTO NACIONAL DE TRANSPARENCIA, ACCESO A LA INFORMACIÓN Y PROTECCIÓN DE DATOS COMISIONADA PRESIDENTE / COMISIONADOS (pesos)

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,401,209**
Impuesto sobre la renta retenido *	**1,074,563**
Percepción bruta anual	**3,475,772**
I. Percepciones ordinarias:	**3,436,045**
a) Sueldos y salarios:	**2,336,500**
i) Sueldo base	284,006
ii) Compensación garantizada	2,052,494
b) Prestaciones:	**1,099,545**
i) Aportaciones a seguridad social	57,811
ii) Ahorro solidario	17,091
iii) Prima vacacional	7,889
iv) Aguinaldo (sueldo base)	48,420
v) Gratificación de fin de año (compensación garantizada)	350,854
vi) Prima quinquenal (antigüedad)	2,700
vii) Ayuda para despensa	924
viii) Seguro de vida institucional	27,337
ix) Seguro colectivo de retiro	473
x) Seguro de gastos médicos mayores	23,667
xi) Seguro de separación individualizado	354,015
xii) Apoyo económico para gastos de mantenimiento de vehículo	208,364
II. Percepciones extraordinarias:	**39,727**
a) Otras Prestaciones	39,727

* El cálculo se efectuó de conformidad con las disposiciones fiscales vigentes para el ejercicio fiscal 2016.

ANEXO 23.14. INSTITUTO NACIONAL DE ESTADÍSTICA Y GEOGRAFÍA

ANEXO 23.14.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO NACIONAL DE ESTADÍSTICA Y GEOGRAFÍA (NETOS MENSUALES) (pesos)

Tipo de personal	Sueldos y salarios		Prestaciones (En efectivo y en especie)		Percepción Ordinaria Total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Presidente del Instituto		141,747		44,150		185,897
Vicepresidente		131,959		41,020		172,979
Dirección General		120,051		37,163		157,214
Dirección General Adjunta	81,621	105,741	24,808	32,523	106,429	138,264
Dirección de Área	43,600	81,782	12,817	24,827	56,417	106,609
Subdirección de Área	26,901	40,387	7,718	11,791	34,619	52,178
Jefatura de Departamento	19,022	26,827	5,574	7,688	24,596	34,515
Personal de Enlace	11,317	17,224	3,479	5,066	14,796	22,290
Personal Operativo	7,532	10,766	3,789	3,924	11,321	14,690

ANEXO 23.14.2. REMUNERACIÓN TOTAL ANUAL DEL PRESIDENTE DEL INSTITUTO NACIONAL DE ESTADÍSTICA Y GEOGRAFÍA (pesos)

NIVEL JERÁRQUICO: HC3	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,358,559**
Impuesto sobre la renta retenido 1/	1,033,777
Percepción bruta anual	**3,392,336**
I. Percepciones ordinarias:	**3,392,336**
a) Sueldos y salarios:	**2,457,291**
I) Sueldo base	284,006
II) Compensación garantizada	2,173,285
b) Prestaciones:	**935,045**
I) Aportaciones de seguridad social	57,811
II) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	17,091
III) Prima vacacional	7,889
IV) Aguinaldo (sueldo base)	47,265
V) Gratificación de fin de año (Compensación garantizada)	371,502
VI) Prima quinquenal (antigüedad) 2/	2,700
VII) Ayuda para despensa	5,580
VIII) Seguro de vida institucional	28,750
IX) Seguro colectivo de retiro	473
X) Seguro de gastos médicos mayores	23,667
XI) Seguro de separación individualizado	372,317
XII) Apoyo económico para adquisición de vehículo	
II. Percepciones extraordinarias	
a) Pago por riesgo y potenciación de seguro de vida	

1/ Cálculo obtenido conforme a lo dispuesto en el art. 96 de la Ley del Impuesto Sobre la Renta.

2/ Incluye la estimación por costo máximo de 5 quinquenios.

ANEXO 23.14.3. REMUNERACIÓN TOTAL ANUAL DEL VICEPRESIDENTE DEL INSTITUTO NACIONAL DE ESTADÍSTICA Y GEOGRAFÍA (pesos)

NIVEL JERÁRQUICO: HA1	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,201,453**
Impuesto sobre la renta retenido 1/	953,193
Percepción bruta anual	3,154,646
I. Percepciones ordinarias:	**3,154,646**
a) Sueldos y salarios:	**2,279,331**
I) Sueldo base	284,006
II) Compensación garantizada	1,995,325
b) Prestaciones:	**875,315**
I) Aportaciones de seguridad social	57,811
II) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	17,091
III) Prima vacacional	7,889
IV) Aguinaldo (sueldo base)	47,002
V) Gratificación de fin de año (Compensación garantizada)	341,081
VI) Prima quinquenal (antigüedad) 2/	2,700
VII) Ayuda para despensa	5,580
VIII) Seguro de vida institucional	26,668
IX) Seguro colectivo de retiro	473
X) Seguro de gastos médicos mayores	23,667
XI) Seguro de separación individualizado	345,353
XII) Apoyo económico para adquisición de vehículo	
II. Percepciones extraordinarias	
a) Pago por riesgo y potenciación de seguro de vida	

1/ Cálculo obtenido conforme a lo dispuesto en el art. 96 de la Ley del Impuesto Sobre la Renta.

2/ Incluye la estimación de 5 quinquenios.

ANEXO 24. PREVISIONES SALARIALES Y ECONÓMICAS DE LOS RAMOS 25 Y 33 (pesos)

		Incremento a las percepciones	Creación de plazas	Otras medidas de carácter económico, laboral y contingente	Total
Ramos Generales					
25	**Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos**	**7,483,448,629**	**450,000,000**	**5,744,239,952**	**13,677,688,581**
	Administración Federal de Servicios Educativos en el Distrito Federal	682,893,266		2,331,522,103	3,014,415,369
	Fondo de Aportaciones para la Nómina Educativa y Gasto Operativo	6,691,047,969	450,000,000	3,379,972,002	10,521,019,971
	Fondo de Aportaciones para la Educación Tecnológica y de Adultos	109,507,394		32,745,847	142,253,241
33	**Aportaciones Federales para Entidades Federativas y Municipios**	**1,009,060,588**	**0**	**347,486,400**	**1,356,546,988**
	Fondo de Aportaciones para los Servicios de Salud	1,009,060,588		347,486,400	1,356,546,988

ANEXO 25. PROGRAMAS SUJETOS A REGLAS DE OPERACIÓN

06 Hacienda y Crédito Público	
	Programa de aseguramiento agropecuario
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	
	Programa de Apoyos a la Comercialización
	Programa de Apoyos a Pequeños Productores
	Programa de Fomento a la Agricultura
	Programa de Fomento a la Productividad Pesquera y Acuícola
	Programa de Fomento Ganadero
	Programa de Productividad y Competitividad Agroalimentaria
	Programa de Sanidad e Inocuidad Agroalimentaria
09 Comunicaciones y Transportes	
	Programa de Empleo Temporal (PET)
10 Economía	
	Fondo Nacional Emprendedor
	Programa nacional de financiamiento al microempresario y a la mujer rural
	Programa para el desarrollo de la industria de software (PROSOFT) y la innovación
	Programa para la productividad y competitividad industrial
11 Educación Pública	
	Escuelas de Tiempo Completo
	Fortalecimiento de la Calidad Educativa
	Programa de Cultura Física y Deporte
	Programa Nacional de Becas
	Programa Nacional de Convivencia Escolar
	Programa Nacional de Inglés
	Programa para el Desarrollo Profesional Docente
	Programa para la Inclusión y la Equidad Educativa
	PROSPERA Programa de Inclusión Social
	Educación para Adultos (INEA)
	Educación Inicial y Básica Comunitaria
12 Salud	
	Apoyos para la protección de las personas en estado de necesidad
	Calidad en la Atención Médica
	Fortalecimiento a la atención médica

	Programa de Atención a Personas con Discapacidad
	Programa de Desarrollo Comunitario "Comunidad DIFerente"
	Programa de estancias infantiles para apoyar a madres trabajadoras
	PROSPERA Programa de Inclusión Social
	Seguro Médico Siglo XXI
14 Trabajo y Previsión Social	
	Programa de Apoyo al Empleo (PAE)
15 Desarrollo Agrario, Territorial y Urbano	
	Consolidación de Reservas Urbanas
	Programa de acceso al financiamiento para soluciones habitacionales
	Programa de Apoyo a la Vivienda
	Programa de Infraestructura
	Programa de Prevención de Riesgos
	Programa para regularizar asentamientos humanos irregulares
16 Medio Ambiente y Recursos Naturales	
	Agua Potable, Drenaje y Tratamiento
	Apoyos para el Desarrollo Forestal Sustentable
	Programa de Apoyo a la Infraestructura Hidroagrícola
	Programa de Conservación para el Desarrollo Sostenible
	Programa de Empleo Temporal (PET)
19 Aportaciones a Seguridad Social	
	Programa IMSS-PROSPERA
20 Desarrollo Social	
	Pensión para Adultos Mayores
	Programa 3 x 1 para Migrantes
	Programa de Abasto Rural a cargo de Diconsa, S.A. de C.V. (DICONSA)
	Programa de Abasto Social de Leche a cargo de Liconsa, S.A. de C.V.
	Programa de Apoyo a las Instancias de Mujeres en las Entidades Federativas (PAIMEF)
	Programa de Atención a Jornaleros Agrícolas
	Programa de Coinversión Social
	Programa de Empleo Temporal (PET)
	Programa de estancias infantiles para apoyar a madres trabajadoras
	Programa de Fomento a la Economía Social
	Programas del Fondo Nacional de Fomento a las Artesanías (FONART)
	PROSPERA Programa de Inclusión Social
	Seguro de vida para jefas de familia
21 Turismo	
	Programa de Desarrollo Regional Turístico Sustentable y Pueblos Mágicos
38 Consejo Nacional de Ciencia y Tecnología	
	Becas de posgrado y apoyos a la calidad
	Fomento Regional de las Capacidades Científicas, Tecnológicas y de Innovación
	Fortalecimiento de la Infraestructura Científica y Tecnológica
	Fortalecimiento sectorial de las capacidades científicas, tecnológicas y de innovación
	Sistema Nacional de Investigadores
47 Entidades no Sectorizadas	
	Fortalecimiento a la Transversalidad de la Perspectiva de Género
	Programa de Infraestructura Indígena
	Programa para el Mejoramiento de la Producción y la Productividad Indígena
	Programa de Apoyo a la Educación Indígena
48 Cultura	
	Programa de Apoyos a la Cultura
	Programa Nacional de Becas

ANEXO 26. PRINCIPALES PROGRAMAS

04 Gobernación	
	Política y servicios migratorios
	Servicios de inteligencia para la Seguridad Nacional
	Promover la Protección de los Derechos Humanos y Prevenir la Discriminación
	Registro e Identificación de Población
	Coordinación del Sistema Nacional de Protección Civil
	Subsidios en materia de seguridad pública
	Servicios de protección, custodia, vigilancia y seguridad de personas, bienes e instalaciones
	Operativos para la prevención y disuasión del delito
	Administración del sistema federal penitenciario
	Plataforma México
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	
	Programa de Productividad y Competitividad Agroalimentaria
	Programa de Fomento a la Agricultura
	Programa de Fomento Ganadero
	Programa de Fomento a la Productividad Pesquera y Acuícola
	Programa de Apoyos a la Comercialización
	Programa de Sanidad e Inocuidad Agroalimentaria
	Programa de Apoyos a Pequeños Productores
09 Comunicaciones y Transportes	
	Proyectos de construcción de carreteras
	Proyectos de Infraestructura Ferroviaria
	Reconstrucción y Conservación de Carreteras
	Conservación de infraestructura de caminos rurales y carreteras alimentadoras
	Proyectos de construcción de puertos
	Proyectos de construcción de aeropuertos
10 Economía	
	Fondo Nacional Emprendedor
11 Educación Pública	
	Formación y certificación para el trabajo
	Servicios de Educación Media Superior
	Servicios de Educación Superior y Posgrado
	Desarrollo Cultural
	Investigación científica y desarrollo tecnológico
	Educación para Adultos (INEA)
	Educación Inicial y Básica Comunitaria
	PROSPERA Programa de Inclusión Social
	Escuelas de Tiempo Completo
	Programa Nacional de Becas
	Fortalecimiento de la Calidad Educativa
	Subsidios para organismos descentralizados estatales
	Programa de la Reforma Educativa
12 Salud	
	Seguro Popular
	Seguro Médico Siglo XXI
	PROSPERA Programa de Inclusión Social
	Atención a la Salud
	Prevención y atención contra las adicciones
	Salud materna, sexual y reproductiva
	Fortalecimiento a la atención médica

	Prevención y Control de Sobrepeso, Obesidad y Diabetes
	Prevención y atención de VIH/SIDA y otras ITS
	Programa de vacunación
	Apoyos para la protección de las personas en estado de necesidad
14 Trabajo y Previsión Social	
	Programa de Apoyo al Empleo (PAE)
15 Desarrollo Agrario, Territorial y Urbano	
	Programa de Atención de Conflictos Agrarios
	Modernización del Catastro Rural Nacional
	Programa de Infraestructura
	Programa de Apoyo a la Vivienda
	Programa de acceso al financiamiento para soluciones habitacionales
16 Medio Ambiente y Recursos Naturales	
	Protección Forestal
	Programa de Conservación para el Desarrollo Sostenible
	Agua Potable, Drenaje y Tratamiento
	Programa de Apoyo a la Infraestructura Hidroagrícola
	Infraestructura de agua potable, alcantarillado y saneamiento
	Infraestructura para la Protección de Centros de Población y Áreas Productivas
	Infraestructura para la modernización y rehabilitación de riego y temporal tecnificado
	Operación y mantenimiento de infraestructura hídrica
	Conservación y Aprovechamiento Sustentable de la Vida Silvestre
	Programa de Empleo Temporal (PET)
17 Procuraduría General de la República	
	Investigar y perseguir los delitos del orden federal
	Investigar y perseguir los delitos relativos a la Delincuencia Organizada
20 Desarrollo Social	
	Programa de Fomento a la Economía Social
	Programa de Abasto Social de Leche a cargo de Liconsa, S.A. de C.V.
	Programa de Abasto Rural a cargo de Diconsa, S.A. de C.V. (DICONSA)
	Programa 3 x 1 para Migrantes
	Programa de Adquisición de leche nacional
	PROSPERA Programa de Inclusión Social
	Programa de estancias infantiles para apoyar a madres trabajadoras
	Pensión para Adultos Mayores
	Comedores Comunitarios
21 Turismo	
	Programa de Desarrollo Regional Turístico Sustentable y Pueblos Mágicos
	Promoción de México como Destino Turístico
	Fomento y promoción de la inversión en el sector turístico
	Proyectos de Infraestructura de Turismo
38 Consejo Nacional de Ciencia y Tecnología	
	Becas de posgrado y apoyos a la calidad
	Sistema Nacional de Investigadores
	Innovación tecnológica para incrementar la productividad de las empresas
47 Entidades no Sectorizadas	
	Programas de la Comisión Nacional para el Desarrollo de los Pueblos Indígenas
48 Cultura	
	Desarrollo Cultural
	Protección y conservación del Patrimonio Cultural
	Servicios educativos culturales y artísticos

ANEXO 27. PROSPERA Programa de Inclusión Social (pesos)

	MONTO
Desarrollo Social [1/]	46,673,508,964
Educación Pública	29,352,424,805
Salud	6,275,139,727
TOTAL	**82,301,073,496**

1/ Incluye 489,175,433 pesos de gastos de operación a cargo de la Coordinación Nacional de PROSPERA Programa de Inclusión Social.

ANEXO 28. CONSERVACIÓN Y MANTENIMIENTO CARRETERO (pesos)

ESTADO	CONSERVACIÓN DE INFRAESTRUCTURA CARRETERA	CONSERVACIÓN Y ESTUDIOS Y PROYECTOS DE CAMINOS RURALES Y CARRETERAS ALIMENTADORAS
Aguascalientes	77,187,465	116,027,173
Baja California	214,741,359	30,112,080
Baja California Sur	203,502,051	115,511,104
Campeche	702,546,426	457,809,052
Chiapas	258,068,424	132,737,473
Chihuahua	273,074,356	50,934,983
Coahuila	202,697,089	265,869,143
Colima	83,357,427	144,151,905
Durango	192,097,725	39,917,383
Guanajuato	173,235,247	234,767,953
Guerrero	272,746,123	120,117,904
Hidalgo	143,848,595	246,104,101
Jalisco	284,210,382	191,496,143
México	205,162,701	363,716,440
Michoacán	581,167,332	63,470,751
Morelos	87,228,888	56,400,613
Nayarit	123,046,318	133,893,466
Nuevo León	210,387,180	266,487,236
Oaxaca	298,535,083	67,207,087
Puebla	146,601,354	219,756,951
Querétaro	103,454,464	79,840,445
Quintana Roo	119,841,460	152,007,471
San Luis Potosí	304,928,129	309,067,775
Sinaloa	292,654,843	88,520,718
Sonora	266,507,532	32,516,959
Tabasco	237,640,987	164,289,903
Tamaulipas	272,192,371	200,934,836
Tlaxcala	116,951,246	41,155,947
Veracruz	460,855,676	207,330,020
Yucatán	157,153,891	116,749,669
Zacatecas	264,481,173	131,405,999
TOTAL	**7,330,103,297**	**4,840,308,683**

ANEXO 29. SUBSIDIOS PARA ORGANISMOS DESCENTRALIZADOS ESTATALES (pesos)

	MONTO
U006 Subsidios para organismos descentralizados estatales (UR 511)	**55,767,235,733**
Aguascalientes	775,849,069
Baja California	1,537,542,266
Baja California Sur	437,783,739
Campeche	865,771,811
Chiapas	1,245,321,935
Chihuahua	1,821,978,949
Coahuila	1,293,092,457
Colima	1,410,288,817
Durango	1,241,344,259
Estado de México	1,974,745,817
Guanajuato	1,652,593,147
Guerrero	1,797,811,785
Hidalgo	1,265,645,791
Jalisco	5,471,225,656
Michoacán	1,810,341,775
Morelos	1,134,444,171
Nayarit	1,311,839,388
Nuevo León	4,959,077,996
Oaxaca	1,092,097,911
Puebla	3,882,689,675
Querétaro	1,294,547,186
Quintana Roo	275,577,648
San Luis Potosí	1,824,274,593
Sinaloa	4,140,879,549
Sonora	1,898,783,435
Tabasco	1,138,185,274
Tamaulipas	2,047,789,444
Tlaxcala	595,689,656
Veracruz	2,357,165,254
Yucatán	1,811,985,724
Zacatecas	1,400,871,556

ANEXO 29.1. CONSOLIDACIÓN DE LAS UNIVERSIDADES INTERCULTURALES (pesos)

	MONTO
S267 Programa de fortalecimiento de la calidad educativa (Universidades Interculturales)	**81,494,540**
Universidad Intercultural de Chiapas	10,520,790
Universidad Intercultural del Estado de México	13,895,813
Universidad Intercultural del Estado de Tabasco	12,711,120
Universidad Intercultural del Estado de Puebla	8,825,205
Universidad Intercultural Indígena de Michoacán	8,025,436
Universidad Intercultural del Estado de Guerrero	3,439,477
Universidad Intercultural Maya de Quintana Roo	11,677,255
Universidad Intercultural Veracruzana	1,718,046
Universidad Autónoma Indígena de México	10,681,398

ANEXO 29.2. INSTITUCIONES ESTATALES DE CULTURA (pesos)

Ciudades Patrimonio (S268)	**150,000,000**
Campeche	15,000,000
Ciudad de México	15,000,000
Guanajuato	15,000,000
Morelia	15,000,000
Oaxaca	15,000,000
Puebla	15,000,000
Querétaro	15,000,000
San Miguel de Allende	15,000,000
Tlacotalpan	15,000,000
Zacatecas	15,000,000

ANEXO 30. DISTRIBUCIÓN DEL PROGRAMA DE FORTALECIMIENTO DE LOS SERVICIOS ESTATALES DE SALUD (pesos) */

Estado	MONTO
Aguascalientes	27,467,281
Baja California	65,829,278
Baja California Sur	45,130,154
Campeche	54,949,078
Coahuila	95,215,949
Colima	21,805,805
Chiapas	165,750,525
Chihuahua	138,109,878
Ciudad de México	96,193,582
Durango	110,002,680
Guanajuato	98,680,431
Guerrero	241,905,288
Hidalgo	110,623,523
Jalisco	77,486,864
México	243,374,884
Michoacán	155,741,942
Morelos	44,168,894
Nayarit	65,375,171
Nuevo León	42,100,861
Oaxaca	240,354,301
Puebla	135,181,775
Querétaro	44,335,807
Quintana Roo	64,486,259
San Luis Potosí	32,493,998
Sinaloa	71,292,914
Sonora	110,708,775
Tabasco	62,684,630
Tamaulipas	47,742,812
Tlaxcala	77,977,070
Veracruz	282,255,938
Yucatán	94,012,082
Zacatecas	136,561,571
TOTAL	**3,300,000,000**

*/ Los recursos considerados en este Anexo serán destinados al Proceso de Formalización Laboral de los Trabajadores de la Salud en las entidades federativas establecido por la Secretaría de Salud, así como las previsiones que permitan mantener la homologación salarial de ejercicios anteriores, y serán transferidos a las entidades federativas a través del Fondo de Aportaciones para los Servicios de Salud del Ramo 33.

ANEXO 31 PROGRAMA HIDRÁULICO: SUBSIDIOS PARA ENTIDADES FEDERATIVAS (pesos)

Estado	Subsidios Agua Potable y Saneamiento	Subsidios Hidroagrícolas
Aguascalientes	72,859,477	55,040,004
Baja California	74,299,478	49,316,140
Baja California Sur	60,209,802	14,302,861
Campeche	47,877,792	31,318,323
Coahuila	75,498,206	31,693,591
Colima	57,241,644	23,567,422
Chiapas	106,893,165	50,543,161
Chihuahua	102,672,640	43,806,786
Ciudad de México	309,425,693	21,446,568
Durango	130,393,823	89,953,234
Guanajuato	79,083,961	40,810,989
Guerrero	216,397,353	19,370,807
Hidalgo	97,631,346	105,978,657
Jalisco	79,576,207	29,263,293
Estado de México	328,381,268	30,888,950
Michoacán	81,117,157	35,227,893
Morelos	104,989,755	18,852,852
Nayarit	62,306,262	17,502,714
Nuevo León	138,263,862	26,761,053
Oaxaca	79,625,757	45,472,597
Puebla	152,128,405	40,723,602
Querétaro	62,906,304	12,019,317
Quintana Roo	59,805,253	47,317,200
San Luis Potosí	56,689,175	34,518,374
Sinaloa	116,692,062	224,428,690
Sonora	78,554,376	142,332,652
Tabasco	93,285,819	31,386,325
Tamaulipas	127,390,379	213,989,545
Tlaxcala	38,990,325	13,747,057
Veracruz	178,350,936	62,539,734
Yucatán	73,277,839	37,531,820
Zacatecas	106,834,206	132,448,936
TOTAL	**3,449,649,727**	**1,774,101,147**

ANEXO 32. ADECUACIONES APROBADAS POR LA H. CÁMARA DE DIPUTADOS (pesos)

		PROYECTO PEF	REDUCCIONES [1/]	AMPLIACIONES [1/]	REASIGNACIONES	PEF APROBADO
A: RAMOS AUTÓNOMOS		**112,292,485,254**	**7,131,339,107**	**190,000,000**	**-6,941,339,107**	**105,351,146,147**
Gasto Programable						
01	Poder Legislativo	15,088,510,579	831,339,107	190,000,000	-641,339,107	14,447,171,472
	Cámara de Senadores [4/]	4,761,743,392	339,770,805	120,000,000	-219,770,805	4,541,972,587
	Cámara de Diputados [5/]	8,051,000,487	491,568,302	70,000,000	-421,568,302	7,629,432,185
	Auditoría Superior de la Federación	2,275,766,700	0	0	0	2,275,766,700
03	Poder Judicial	75,477,231,563	6,000,000,000	0	-6,000,000,000	69,477,231,563
	Suprema Corte de Justicia de la Nación	5,488,046,962	0	0	0	5,488,046,962
	Consejo de la Judicatura Federal	66,863,904,601	6,000,000,000	0	-6,000,000,000	60,863,904,601
	Tribunal Electoral del Poder Judicial de la Federación	3,125,280,000	0	0	0	3,125,280,000

22	Instituto Nacional Electoral	15,371,176,879	300,000,000	0	-300,000,000	15,071,176,879
35	Comisión Nacional de los Derechos Humanos	1,728,566,039	0	0	0	1,728,566,039
41	Comisión Federal de Competencia Económica	537,243,760	0	0	0	537,243,760
42	Instituto Nacional para la Evaluación de la Educación	1,153,895,078	0	0	0	1,153,895,078
43	Instituto Federal de Telecomunicaciones	1,980,000,000	0	0	0	1,980,000,000
44	Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales	955,861,356	0	0	0	955,861,356
RAMO: 40 INFORMACIÓN NACIONAL ESTADÍSTICA Y GEOGRÁFICA		7,290,704,504	257,000,000	0	-257,000,000	7,033,704,504
	Instituto Nacional de Estadística y Geografía	7,290,704,504	257,000,000	0	-257,000,000	7,033,704,504
RAMO: 32 Tribunal Federal de Justicia Administrativa		2,554,777,815	0	0	0	2,554,777,815
	Tribunal Federal de Justicia Administrativa	2,554,777,815	0	0	0	2,554,777,815
B: RAMOS ADMINISTRATIVOS		**958,353,557,898**	**560,035,781**	**20,936,812,886**	**20,376,777,105**	**978,730,335,003**
Gasto Programable						
02	Oficina de la Presidencia de la República	1,819,588,182	0	0	0	1,819,588,182
04	Gobernación	58,159,068,614	0	27,992,357	27,992,357	58,187,060,971
05	Relaciones Exteriores	7,718,221,513	0	100,968,805	100,968,805	7,819,190,318
06	Hacienda y Crédito Público	26,121,176,542	0	736,643,281	736,643,281	26,857,819,823
07	Defensa Nacional	69,407,968,044	0	0	0	69,407,968,044
08	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	62,158,112,349	0	8,439,103,433	8,439,103,433	70,597,215,782
09	Comunicaciones y Transportes [2/]	77,723,333,046	216,297,635	7,120,710,009	6,904,412,374	84,627,745,420
10	Economía	9,524,564,724	0	0	0	9,524,564,724
11	Educación Pública	265,704,185,221	0	1,951,000,000	1,951,000,000	267,655,185,221
12	Salud	121,817,532,748	0	0	0	121,817,532,748
13	Marina	26,336,892,497	0	0	0	26,336,892,497
14	Trabajo y Previsión Social	3,536,129,469	0	0	0	3,536,129,469
15	Desarrollo Agrario, Territorial y Urbano	15,968,897,188	0	50,000,000	50,000,000	16,018,897,188
16	Medio Ambiente y Recursos Naturales	35,978,607,085	0	80,000,000	80,000,000	36,058,607,085
17	Procuraduría General de la República	15,897,460,324	0	0	0	15,897,460,324
18	Energía	2,361,605,506	0	0	0	2,361,605,506
20	Desarrollo Social [2/]	105,287,403,291	50,000,000	102,234,287	52,234,287	105,339,637,578
21	Turismo	3,497,455,241	0	450,000,000	450,000,000	3,947,455,241
27	Función Pública	1,227,387,610	120,812,058	0	-120,812,058	1,106,575,552
31	Tribunales Agrarios	882,205,614	0	0	0	882,205,614
37	Consejería Jurídica del Ejecutivo Federal	121,331,124	0	0	0	121,331,124
38	Consejo Nacional de Ciencia y Tecnología	26,963,512,279	0	0	0	26,963,512,279
45	Comisión Reguladora de Energía [3/]	339,993,356	101,823,408	101,823,408	0	339,993,356
46	Comisión Nacional de Hidrocarburos [3/]	290,011,903	71,102,680	71,102,680	0	290,011,903
47	Entidades no Sectorizadas	8,582,893,950	0	204,955,019	204,955,019	8,787,848,969
48	Cultura	10,928,020,478	0	1,500,279,607	1,500,279,607	12,428,300,085

C: RAMOS GENERALES		**2,659,679,781,361**	**9,786,075,558**	**45,938,937,560**	**36,152,862,002**	**2,695,832,643,363**
Gasto Programable						
19	Aportaciones a Seguridad Social	642,744,210,907	0	0	0	642,744,210,907
23	Provisiones Salariales y Económicas	93,606,219,163	55,557,706	38,314,959,713	38,259,402,007	131,865,621,170
25	Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos	51,251,051,583	0	0	0	51,251,051,583
	Previsiones para servicios personales para los servicios de educación básica en el Distrito Federal, para el Fondo de Aportaciones para la Nómina Educativa y Gasto Operativo (FONE) y para el Fondo de Aportaciones para la Educación Tecnológica y de Adultos	13,677,688,581	0	0	0	13,677,688,581
	Aportaciones para los servicios de educación básica y normal en el Distrito Federal	37,573,363,002	0	0	0	37,573,363,002
33	Aportaciones Federales para Entidades Federativas y Municipios	650,571,766,556	0	1,289,989,366	1,289,989,366	651,861,755,922
	Fondo de Aportaciones para la Nómina Educativa y Gasto Operativo (FONE):	355,903,717,985	0	0	0	355,903,717,985
	Servicios Personales	323,069,280,139	0	0	0	323,069,280,139
	Otros de Gasto Corriente	10,749,607,402	0	0	0	10,749,607,402
	Gasto de Operación	12,843,700,689	0	0	0	12,843,700,689
	Fondo de Compensación	9,241,129,755	0	0	0	9,241,129,755
	Fondo de Aportaciones para los Servicios de Salud	87,686,398,158	0	0	0	87,686,398,158
	Fondo de Aportaciones para la Infraestructura Social, que se distribuye en:	66,973,612,552	0	446,623,746	446,623,746	67,420,236,298
	Entidades	8,118,174,116	0	54,137,282	54,137,282	8,172,311,398
	Municipal y de las Demarcaciones Territoriales del Distrito Federal	58,855,438,436	0	392,486,464	392,486,464	59,247,924,900
	Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal	67,844,740,825	0	452,432,998	452,432,998	68,297,173,823
	Fondo de Aportaciones Múltiples, que se distribuye para erogaciones de:	21,553,143,282	0	143,730,422	143,730,422	21,696,873,704
	Asistencia Social	9,914,445,910	0	66,115,994	66,115,994	9,980,561,904
	Infraestructura Educativa	11,638,697,372	0	77,614,428	77,614,428	11,716,311,800
	Fondo de Aportaciones para la Educación Tecnológica y de Adultos, que se distribuye para erogaciones de:	6,540,865,554	0	0	0	6,540,865,554
	Educación Tecnológica	4,166,553,226	0	0	0	4,166,553,226
	Educación de Adultos	2,374,312,328	0	0	0	2,374,312,328
	Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal	7,000,000,000	0	0	0	7,000,000,000
	Fondo de Aportaciones para el Fortalecimiento de las Entidades Federativas	37,069,288,200	0	247,202,200	247,202,200	37,316,490,400

Gasto No Programable						
24	Deuda Pública	414,002,799,999	0	2,316,500,000	2,316,500,000	416,319,299,999
28	Participaciones a Entidades Federativas y Municipios	738,548,732,453	0	4,017,488,481	4,017,488,481	742,566,220,934
29	Erogaciones para las Operaciones y Programas de Saneamiento Financiero	0	0	0	0	0
30	Adeudos de Ejercicios Fiscales Anteriores	33,106,200,000	9,730,517,852	0	-9,730,517,852	23,375,682,148
34	Erogaciones para los Programas de Apoyo a Ahorradores y Deudores de la Banca	35,848,800,700	0	0	0	35,848,800,700
	Obligaciones incurridas a través de los programas de apoyo a deudores	13,403,200,700	0	0	0	13,403,200,700
	Obligaciones surgidas de los programas de apoyo a ahorradores	22,445,600,000	0	0	0	22,445,600,000
D: ENTIDADES SUJETAS A CONTROL PRESUPUESTARIO DIRECTO		886,271,858,636	**0**	**0**	**0**	**886,271,858,636**
Gasto Programable						
GYN	Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado	263,589,295,179	0	0	0	263,589,295,179
GYR	Instituto Mexicano del Seguro Social	622,682,563,457	0	0	0	622,682,563,457
E: EMPRESAS PRODUCTIVAS DEL ESTADO		**842,746,179,913**	**0**	**2,048,900,000**	**2,048,900,000**	**844,795,079,913**
Gasto Programable						
TYY	Petróleos Mexicanos (Consolidado)	391,946,173,180	0	0	0	391,946,173,180
TVV	Comisión Federal de Electricidad	332,453,989,726	0	0	0	332,453,989,726
Gasto No Programable						
	Costo Financiero, que se distribuye para erogaciones de:	118,346,017,007	0	2,048,900,000	2,048,900,000	120,394,917,007
TYY	Petróleos Mexicanos (Consolidado)	100,224,000,000	0	2,048,900,000	2,048,900,000	102,272,900,000
TVV	Comisión Federal de Electricidad	18,122,017,007	0	0	0	18,122,017,007
Neteo: Resta de: a) aportaciones ISSSTE; y, b) subsidios, transferencias y apoyos fiscales a las entidades de control directo y empresas productivas del Estado.		**631,677,045,381**	0	**0**	0	631,677,045,381
GASTO NETO TOTAL		**4,837,512,300,000**	**17,734,450,446**	**69,114,650,446**	**51,380,200,000**	**4,888,892,500,000**

1/ Incluye movimientos compensados.

2/ Incluye las reasignaciones compensadas para los Ramos Administrativos 09 Comunicaciones y Transportes, 20 Desarrollo Social, que permitan a los ejecutores de gasto informar a la población sobre el quehacer gubernamental en cuanto al desarrollo de infraestructura y llevar a cabo la operación de su función.

3/ Incluye las reasignaciones compensadas de los Ramos 45 Comisión Reguladora de Energía y 46 Comisión Nacional de Hidrocarburos para proveer los recursos presupuestarios que permita a órganos reguladores coordinados en materia energética cumplir con sus atribuciones.

4/ La ampliación corresponde a los recursos necesarios para la adquisición y remodelación del Teatro de la República, en el Centro de la Ciudad de Querétaro, Querétaro.

5/ Ampliación destinada a la rehabilitación y mejoramiento del Museo Legislativo "Los Sentimientos de la Nación", del Palacio Legislativo de San Lázaro.

ANEXO 33. AMPLIACIONES AL RAMO 04 GOBERNACIÓN (pesos)

	Monto
RAMO: 4 GOBERNACIÓN	**27,992,357**
Promover la atención y prevención de la violencia contra las mujeres 1/	27,992,357

1/ Monto incluido en el Anexo 13 Erogaciones para la Igualdad entre Mujeres y Hombres

ANEXO 34. AMPLIACIONES AL RAMO 05 RELACIONES EXTERIORES (pesos)

	Monto
RAMO: 5 RELACIONES EXTERIORES	**100,968,805**
Diseño, conducción y ejecución de la política exterior: Servicios Personales	100,968,805

ANEXO 35. AMPLIACIONES RAMO 6 HACIENDA Y CRÉDITO PÚBLICO (Pesos)

		MONTO
Ramo 06: Hacienda y Crédito Público		**736,643,281**
C00	**Comisión Nacional de Seguros y Fianzas**	**15,831,223**
G004	Regulación y supervisión del sector asegurador y afianzador	15,831,223
GSA	**Agroasemex, S.A.**	**100,000,000**
S265	Programa de Aseguramiento Agropecuario	100,000,000
HAN	**Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero**	**450,000,000**
F001	Garantías Líquidas	160,000,000
F002	Capacitación para Productores e Intermediarios Financieros Rurales	27,500,000
F029	Apoyo a Unidades de Promoción de Crédito	162,500,000
F030	Reducción de Costos de Acceso al Crédito	100,000,000
HAS	**Fondo Especial de Asistencia Técnica y Garantía para Créditos Agropecuarios**	**50,000,000**
F017	Apoyos a los Sectores Pesquero y Rural	50,000,000
A00 *_/	**Instituto de Administración y Avalúos de Bienes Nacionales**	**120,812,058**
O007	Optimización de los inmuebles federales y valuación de los bienes nacionales	120,812,058

*_/ De conformidad con la modificación a la Ley Orgánica de la Administración Pública Federal publicada en el Diario Oficial de la Federación el 18 de julio del año en curso, el Instituto de Administración y Avalúos de Bienes Nacionales pasa a ser un Órgano Desconcentrado de la SHCP.

No incluye movimientos compensados.

ANEXO 36. AMPLIACIONES AL RAMO 8 AGRICULTURA, GANADERÍA, DESARROLLO RURAL, PESCA Y ALIMENTACIÓN (pesos)

			MONTO
Ramo 08		**Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación**	**8,439,103,433**
	G001	**Regulación, supervisión y aplicación de las políticas públicas en materia agropecuaria, acuícola y pesquera (Servicio Nacional de Sanidad, Inocuidad y Calidad Agroalimentaria)**	**39,103,433**
	S240	**Programa de Concurrencia con las Entidades Federativas**	**2,000,000,000**
	S257	**Programa de Productividad y Competitividad Agroalimentaria**	**520,000,000**
		Acceso al Financiamiento	300,000,000
		Desarrollo Productivo Sur-Sureste y Zonas Económicas Especiales	220,000,000
	S259	**Programa de Fomento a la Agricultura**	**1,100,000,000**
		Investigación, Innovación y Desarrollo Tecnológico Agrícola	450,000,000
		Mejoramiento Productivo de Suelo y Agua	400,000,000
		PROAGRO Productivo	250,000,000
	S260	**Programa de Fomento Ganadero**	**300,000,000**
		Capitalización Productiva Pecuaria	200,000,000
		Estrategias Integrales para la Cadena Productiva	100,000,000

S261 Programa de Fomento a la Productividad Pesquera y Acuícola	**400,000,000**
Impulso a la Capitalización	400,000,000
S262 Programa de Apoyos a la Comercialización	**1,550,000,000**
Incentivos a la Comercialización	1,450,000,000
Promoción Comercial y Fomento a las Exportaciones	100,000,000
S266 Programa de Apoyos a Pequeños Productores	**2,480,000,000**
El Campo en Nuestras Manos	250,000,000
Atención a Siniestros Agropecuarios	250,000,000
Arráigate Jóven - Impulso Emprendedor	270,000,000
Proyectos Productivos FAPPA	300,000,000
PROCAFE e Impulso productivo al Café	160,000,000
Programa de Incentivos para Productores de Maíz y Frijol (PIMAF)	950,000,000
Extensionismo, Desarrollo de Capacidades y Asociatividad Productiva	300,000,000
Programa de Educación e Investigación	**50,000,000**
Colegio de Postgraduados	50,000,000

ANEXO 37. AMPLIACIONES AL RAMO 09 COMUNICACIONES Y TRANSPORTES (pesos)

	MONTO
RAMO 09: Comunicaciones y Transportes	**6,904,412,374**
E009 Programa México conectado	197,000,000
E030 Desarrollo de Infraestructura Aeroportuaria	88,368,824
K003 Proyectos de construcción de carreteras	1,013,450,421
K031 Proyectos de construcción de carreteras alimentadoras y caminos rurales	3,464,603,542
K037 Conservación de infraestructura de caminos rurales y carreteras alimentadoras	1,640,989,587
K041 Sistema de Transporte Colectivo	500,000,000

No incluye movimientos compensados.

ANEXO 37.1. INFRAESTRUCTURA CARRETERA CAMINOS RURALES Y CARRETERAS ALIMENTADORAS (millones de pesos)

Estado	Proyecto	PPEF 2017	Ampliación	Reducción	Total
Aguascalientes		-	**112.0**	-	**112.0**
	E.C. (Aguascalientes Villa Hidalgo) La Teresa	-	30.0	-	30.0
	Modernización y Ampliación del Camino Rural El Sauz-Elzapote-Piedras Negras	-	25.0	-	25.0
	Modernización del Camino Rural Soledad de Abajo-(E.C. Ojuelos-Aguascalientes)	-	12.0	-	12.0
	Modernización y Ampliación del Camino Rural Milpillas De Arriba-Los Muñoz	-	15.0	-	15.0
	El Bajio-El Saucillo	-	30.0	-	30.0
Baja California		-	**87.7**	-	**87.7**
	Modernizacion de carretera estatal # 4 entre el puente San Felipito y estacion Coahuila, en el Valle de Mexicali	-	87.7	-	87.7
Baja California Sur		-	**112.0**	-	**112.0**
	Conservación de diversos caminos en el estado de Baja California Sur	-	112.0	-	112.0
Campeche		-	**151.3**	-	**151.3**
	Puente de la Unidad	-	151.3	-	151.3
Colima		-	**153.0**	-	**153.0**
	Conservación de la red carretera en el estado de Colima	-	46.6	-	46.6
	Las Tunas- las Conchas	-	26.4	-	26.4
	Salida a Pascuales	-	20.0	-	20.0
	Modernización del circuito vial Villa de Álvarez (Villa de Álvarez- entronque ramal a Zacualpan)	-	30.0	-	30.0

	Salida al Real	-	30.0	-	30.0
Chiapas		-	**384.0**	-	**384.0**
	Sabanilla-Moyos	-	10.0	-	10.0
	Monte Cristo de Guerrero - la Suiza - Toluca	-	10.0	-	10.0
	E.C. (Villaflores -Ocozocoautla) - Joaquín Miguel Gutiérrez.	-	15.0	-	15.0
	Villaflores - Francisco Villa.	-	10.0	-	10.0
	E.C. (Tuxtla-Villaflores)-Roblada Grande	-	15.0	-	15.0
	Pomposo Castellanos - Jorge de la Vega.	-	15.0	-	15.0
	Pueblo Viejo - Rafael Cal y Mayor (Lim. de Edos. Chs y Oax.).	-	15.0	-	15.0
	Crucero Tonina-Crucero Montelibano	-	15.0	-	15.0
	San Quintín - Rómulo Calzada, Tr: San Quintín - Santa Martha Corozal	-	10.0	-	10.0
	Camino:Cojtomil-Jetja-El Diamante.	-	19.0	-	19.0
	San Quintín - Rómulo Calzada, Tr Santa Martha Corozal - Rómulo Calzada	-	10.0	-	10.0
	Monte Líbano San José. Tramo: Monte Líbano Perla de Acapulco (Km. 0+000 al Km. 23+000)	-	15.0	-	15.0
	Rancho Nuevo - Comitán, Tramo: km 125+000 al km 170+000.	-	195.0	-	195.0
	Nuevo Huixtán - Nuevo Momón, Tr: Bélgica - Nuevo Momón	-	10.0	-	10.0
	Nuevo Huixtán - Nuevo Momón, Tr: Nuevo Huixtán - Bélgica	-	10.0	-	10.0
	San Isidro - Isla San José	-	10.0	-	10.0
Chihuahua		-	**274.0**	-	**274.0**
	Modernizacion del camino E.C.E. (Guachochi – Balleza) Metatitos – Tecorichi – El tigre – El vergel	-	28.0	-	28.0
	Modernizacion del camino Sisoguichi - Carichi	-	30.0	-	30.0
	Modernizacion del camino Guachochi - Yoquivo	-	30.0	-	30.0
	Modernizacion del camino Guachochi – Baborigame	-	30.0	-	30.0
	Modernizacion del camino Estación Chilicote – Ojinaga – El Oasis	-	30.0	-	30.0
	Modernizacion del camino Juan Mata Ortiz – Mesa del Huracán	-	30.0	-	30.0
	Reconstruccion del Puente "El Chapo"	-	35.0	-	35.0
	Modernizacion del camino E.C (Juan Mata Ortiz – Mesa del Huracán) - Ignacio Zaragoza (El Willy)	-	29.0	-	29.0
	Construccion de Puente en Valerio	-	32.0	-	32.0
Durango		-	**165.4**	-	**165.4**
	Conservación de Caminos Rurales y Carreteras Alimentadoras	-	165.4	-	165.4
Guanajuato		-	**173.4**	-	**173.4**
	Pavimentación del Camino de Acceso a Rosa de Camacho, cuarta etapa	-	8.0	-	8.0
	Pavimentación del Camino de Acceso a Cofradía de Guerra	-	4.0	-	4.0
	Camino La Lagunita- San Juan de Dios - los Álamos, cuarta etapa, colocación de empedrado con huellas de concreto	-	20.0	-	20.0
	Pavimentación del Camino la Sartaneja - San Francisco de la Soledad	-	11.0	-	11.0
	E.C. (Doctor Mora - Los Rodriguez) - Loma de Buenavista - Puerto de Trojes.	-	10.0	-	10.0
	Pavimentación del camino de acceso a la comunidad de La Soledad Nueva, segunda etapa	-	5.2	-	5.2
	Construcción de camino de la comunidad la California, Adjuntas del Monte y Tampico, segunda etapa, Municipio de Dolores Hidalgo	-	4.7	-	4.7
	Puente de Acceso a la comunidad del Gallinero	-	10.0	-	10.0

	E.C. (Guanajuato - San Miguel de Allende) - Campuzano.	-	5.0	-	5.0
	Pavimentación del Camino a La Cantera II a base de carpeta asfáltica. En el Municipio de Dolores Hidalgo, Guanajuato.	-	6.0	-	6.0
	Modernización del camino Aldama - Cañada de la Muerte - El Encino, segunda etapa.	-	10.0	-	10.0
	Modernización de la carretera Purísima del Rincón - Jalpa de Cánovas - Manuel Doblado (tercera etapa)	-	15.0	-	15.0
	Pavimentación con carpeta asfáltica de camino entronque carretera Romita-Cuéramaro-Los Ángeles, tercera etapa	-	10.0	-	10.0
	Tejamanil - Vista hermosa (2da etapa).	-	5.0	-	5.0
	Construcción del Camino Godoy – La Chury	-	10.2	-	10.2
	Pavimentación del Camino La Leona - Las Cruces	-	10.5	-	10.5
	Pavimentación E.C. Carretera Federal 57 a Mineral de Pozos, segunda etapa	-	20.0	-	20.0
	Pavimentación del Camino Trejo-El Cerrito, en el Municipio de Silao, segunda etapa	-	3.8	-	3.8
	Lagunilla de Mogotes - Cerro Blanco	-	5.0	-	5.0
Guerrero		-	**378.0**	-	**378.0**
	Camino: Puerto del Gallo-Cruz de Ocote-Filo de Caballos	-	13.0	-	13.0
	Nuevo Poblado (Presa El Caracol)-Tlacotepec.	-	13.0	-	13.0
	Villa de Ayala- ixcatepec	-	13.0	-	13.0
	Taxco - Puerto Obscuro - Ixcapuzalco.	-	13.0	-	13.0
	Pilcaya - Piedras Negras	-	4.0	-	4.0
	Pavimentacion del camino Pantla del Zapotal -Ceja Blanca	-	10.0	-	10.0
	Camino: Petatlán-San José de los Olivos	-	13.0	-	13.0
	Modernización Del Camino Petatlán-Piedra De Veliano-El Camalote.	-	13.0	-	13.0
	Modernizacion Del Cerro Del Vigia-Riscalillo-Playa Larga.	-	15.0	-	15.0
	Playa Blanca - Aeropuerto	-	15.0	-	15.0
	Lucerito - Tlacoapa.	-	20.0	-	20.0
	Pueblo Hidalgo - Buena Vista - Río Iguapa	-	13.0	-	13.0
	Xochistlahuaca-Plan de Guadalupe.	-	13.0	-	13.0
	Cochoapa - Linda Vista - E.C. Tlapa de Comonfort - Alcozauca de Guerrero.	-	13.0	-	13.0
	Modernización Del Camino Olinalá-Temalacatzingo-Zontecomatlán-Huehuetecatzingo-Totolapa-Huamuxtitlán.	-	15.0	-	15.0
	Zitlala - Apango	-	13.0	-	13.0
	Chilapa- Santa Catarina	-	13.0	-	13.0
	La Providencia - Santa Rosa	-	13.0	-	13.0
	Chilpancingo-Omiltemi-Jaliaca de Catalán-Cruz de Ocote	-	20.0	-	20.0
	Camino: Ocotito-Tlahuizapa-Coacoyulillo-Jaleaca de Catalán.	-	15.0	-	15.0
	Mazatlán - El Salado y Ramal a Lagunilla.	-	8.0	-	8.0
	Penjamo- La Remonta	-	13.0	-	13.0
	Zeutla - Santa Barbara	-	13.0	-	13.0
	Ayutla-Pascala del Oro	-	15.0	-	15.0
	Cruz Grande - Pico del Monte.	-	15.0	-	15.0
	Construccion de Carretera Las Joyas al Km 30, Municipio de Acapulco de Juarez, Gro.	-	14.0	-	14.0

	El Carabali - Cerro del Encinal	-	17.0	-	17.0
	El Quemado - Lomas del Aire	-	13.0	-	13.0
Hidalgo		-	**358.0**	-	**358.0**
	Vialidad en el encauzamiento del río de las avenidas de puente la Paz a blvd. las Torres	-	110.0	-	110.0
	Tepeji del Río- Tula	-	38.0	-	38.0
	Tehuetlán- Huejutla	-	200.0	-	200.0
	Autopista Mineral del Monte (Real del Monte entronque Huasca)	-	10.0	-	10.0
Jalisco		**20.0**	**250.0**	-	**270.0**
	Villa Purificación - Autlán de Navarro	20.0	30.0	-	50.0
	Fco. Javier Mina- San Agustín.	-	10.0	-	10.0
	Chimaltitán - Florencia.	-	8.0	-	8.0
	San Ignacio Cerro Gordo - San José de Gracia	-	8.0	-	8.0
	E.C.F (México 80) - Encarnación de Díaz.	-	7.0	-	7.0
	Mechoacanejo - El Rosario	-	8.0	-	8.0
	Camino a Comanja de Corona Lagos de Morenos.	-	8.0	-	8.0
	Manuel M. Valadez - San Diego de Alejandría	-	9.0	-	9.0
	El Grullo-Zenzontla-Tuxcacuesco	-	8.0	-	8.0
	Crucero del Chico - Rancho Viejo - Las Marías.	-	8.0	-	8.0
	Ciudad Guzmán - El Grullo.	-	25.0	-	25.0
	Oconahua Jal. - Jesús María - Nay.	-	15.0	-	15.0
	Magdalena-Etzatlán.	-	4.2	-	4.2
	Concepción de Buenos Aires - Santa Rosa - Teocuitatlán de Corona.	-	8.0	-	8.0
	Sayula Tapalpa San Gabriel - Minatitlán, Col. Tr: Sayula Punta de Agua - Tapalpa.	-	18.0	-	18.0
	Alista - Presa De Tierra.	-	11.2	-	11.2
	Libramiento Carretera Nextipac.	-	8.0	-	8.0
	Modernización del Camino Jesús María-San José de la Paz, tramo Los Veneros.	-	9.0	-	9.0
	E.C. Est. (San Miguel El Alto-San Julian)-El Desperdicio.	-	10.0	-	10.0
	San Martín de Bolaños-El Trujillo-Florencia-E.C. Fed. 23.	-	24.0	-	24.0
	Modernización de puente vehicular Plátanos- Los Reyes (Límites de Jalisco y Michoacán)	-	7.7	-	7.7
	Construcción de puente vehicular en la localidad de El Tepehuaje	-	5.9	-	5.9
México		-	**394.0**	-	**394.0**
	E.C.(Apaxco- Tequixquiac)- Loma Bonita	-	7.0	-	7.0
	Pavimentación de Camino Hacia Rellenos Sanitario 1Ra Etapa, Tramo: Hacienda San Andrés -- Relleno Sanitario	-	4.9	-	4.9
	Pavimentacion de Pahuacan - Zotatzingo, Tramo: Teleecundaria - Puente Pista, Ubicado Pahuacan	-	4.7	-	4.7
	Dhalle (Ejido de Dongu) - Danxho	-	6.4	-	6.4
	E.C. (Chapa de Mota - Villa del Carbón) - San Francisco de las Tablas.	-	6.0	-	6.0
	Camino Coyotepec-las animas-puente grande	-	11.2	-	11.2
	Carretera las lumbreras	-	10.0	-	10.0
	Desviación a Santa Rosa de Lima - Tultenango	-	3.5	-	3.5
	Lázaro Cárdenas - Llanito Cuatro	-	3.0	-	3.0
	Modernización del camino Parque Ecoturístico Xocotepetl - Las Torres, en una longitud de 16.50 kilometros	-	3.5	-	3.5
	Pavimentación del camino San Francisco Cheje -	-	10.7	-	10.7

Tiacaque, en una longitud de 3.3 kilometros				
Pavimentación del camino Jocotitlan - La Providencia, en una longitud de 3.95 kilometros	-	10.7	-	10.7
Puente Vehicular Amomolulco	-	8.0	-	8.0
Pavimentación Carril de La Manga, Santa Maria Atarasquilllo.	-	5.0	-	5.0
Pavimentacion Camino La Concepción - Llano de Los Negros	-	5.0	-	5.0
Rehabilitación y reconstrucción de la carretera La Puerta – Sultepec – San Miguel Totolmaloya.	-	15.0	-	15.0
Pavimentación de 1050 ml con Carpeta Asfáltica de Rincón de Jaimes a Colorines. En el Municipio de Tejupilco, Estado de México	-	5.0	-	5.0
Carretera Tecuautitlan(San Luis) a la Cabecera Municipal y la de Cuatro Caminos	-	10.0	-	10.0
Modernización de un camino en una longitud de 0.55 Kilómetros, se modernizará el paso existente a 7.0 metros de ancho de calzada, para alojar dos carriles de circulación de 3.5 M. de ancho cada uno en la Carretera Cerritos de Cárdenas - Calderas	-	5.0	-	5.0
Modernización del camino en una longitud de 3.0 Kilómetros, se modernizará el paso existente a 7.0 metros de ancho de corona, para alojar dos carriles de circulación de 3.5 M. de ancho cada uno, en la Carretera Pueblo Nuevo-El Rodeo	-	6.4	-	6.4
Modernización de un camino en una longitud de 1.40 Kilómetros, se modernizará el paso existente a 7.0 metros de ancho de calzada, para alojar dos carriles de circulación de 3.5 M. de ancho cada uno, en el acceso a la comunidad de San Miguel Solís	-	6.0	-	6.0
Modernización y ampliación de la Carretera Mesa de Bombaró - Los Pastores - San Pedro Potla Centro - Manto del Rio, Tramo: del Km 0+000 al Km 13+154, tramo a modernizar del Km 8+691 al Km 10+771.	-	10.0	-	10.0
Camino: E.C. (Modernización y Ampliación de la Carretera de San José Ixtapa – Ixtapa del Km 0+000 al Km 0+580).	-	1.9	-	1.9
Camino: E.C. (Modernización y Ampliación de la Carretera de San Miguel Solis – El Garay – Mesa del Venado – Pozo de las Palomas – El Rodeo del Km 0+000 al Km 7+400).	-	5.0	-	5.0
Camino: E.C. (Modernización y Ampliación de la Carretera de San Antonio Solís – San José Los Reyes – San Miguel Solís del Km 0+000 al Km 1+900).	-	9.6	-	9.6
Camino: E.C. (Ampliación y Pavimentación de la Carretera en el tramo Juanacatlán – Llano de las Carreras del Km 0+000 al Km 7+460, Municipio de Temascalcingo, Estado de México).	-	10.0	-	10.0
Camino: E.C. (Modernización y Ampliación de la Carretera de Acceso a San Antonio Solís del Km 0+000 al Km 2+100).	-	10.0	-	10.0
Modernización del Camino Puebla (del Puente El Batán a Camino al Molino de Flores), que abarca tres comunidades: La Resurrección-Santa Cruz de Arriba-Xocotlan.	-	10.0	-	10.0
Modernizacion Camino San Sebastian, Tramo: de Camino Los Pulqueros a Calle Guadalupe Victoria)	-	3.0	-	3.0
Modernizacion del Camino de las Flores, Tramo: Entre Villas 2000 y Acueducto	-	4.0	-	4.0
Modernizacion de Camino a Bocanegra, Tramo: de Viaducto Bicentenario a Bocanegra	-	4.0	-	4.0
Modernizacion de Av. Wenceslao Labra, Tramo: del Camino a la Noria a Av. Acueducto	-	8.0	-	8.0
Distribuidor vial de la Autopista Toluca-Atlacomulco-Carretera Libre Toluca-Atlacomulco	-	80.0	-	80.0
Distribuidor vial del Aeropuerto y Tollocan (rama 50, 60).	-	83.0	-	83.0
Vialidades del Municipio de Toluca	-	2.1	-	2.1

	Pavimentación de los caminos San Martí nn - San Miguel y Bejucos aPalmar Chico (primera Etapa) Municipio de Amatepec, Edo. De México	-	1.6	-	1.6
	La Cruz del Arenal - Molinitos	-	4.8	-	4.8
Michoacán		-	**174.5**	-	**174.5**
	E.C. (Acuitzio-Villamadero) Ziparapio El Alto.	-	7.0	-	7.0
	La Palma-La Angostura	-	7.0	-	7.0
	San Rafael Tecario- San Rafael Cutzarondiro	-	5.0	-	5.0
	Pedregoso- Las Latas.	-	5.0	-	5.0
	Montegrande-Ixtaro	-	7.0	-	7.0
	Etucuaro - Parritas.	-	5.0	-	5.0
	San Antonio- Las Huertas-Las Pilas	-	5.0	-	5.0
	Santa Cruz-Coenembo	-	7.0	-	7.0
	E.C Huetamo-Churumuco, Arroyo Seco-Montecillos o Arroyo Seco-Montecillos, en la Localidad de Arroyo Seco (El Manguito).	-	7.0	-	7.0
	Naranja de Tapia-La Mojonera-San Isidro.	-	7.0	-	7.0
	Mesas del Terrenate-El Bejuco	-	7.0	-	7.0
	La Palma- San Juan Tararameo	-	3.5	-	3.5
	El Limon de Papatzindan-Purungueo, tramo la Virgencita- Purungueo.	-	7.0	-	7.0
	Libramiento de Villa Victoria	-	3.5	-	3.5
	Buenos Aires-El Cahulote	-	7.0	-	7.0
	Construccion del camino san antonio villalongin-el devanador.	-	7.0	-	7.0
	Conservación de caminos rurales y carreteras alimentadoras en el Estado de Michoacán	-	77.5	-	77.5
Morelos		-	**42.0**	-	**42.0**
	Conservación de infraestructura de caminos rurales y carreteras alimentadoras en el Estado de Morelos	-	42.0	-	42.0
Nayarit		-	**34.0**	-	**34.0**
	Conservación de caminos rurales y Carreteras Alimentadoras	-	6.0	-	6.0
	E.C. (Fco. I Madero-Santiago de Pochotitan)-Caleras De Cofrados.	-	11.0	-	11.0
	Entronque Carretera Federal 200 - Altavista	-	6.0	-	6.0
	Jesús María Lim. Edos. Nay/Zac., Tramo: Km. 30+610 al Km. 50+000	-	11.0	-	11.0
Nuevo León		**4.3**	**135.0**	-	**139.3**
	Ampliación de la carretera Montemorelos-General Terán.	4.3	40.0	-	44.3
	Camino: Melchor Ocampo-Los Aldamas	-	20.0	-	20.0
	Puente Cerralvo- Los Nogales	-	1.5	-	1.5
	Gaza Vasconcelos	-	73.5	-	73.5
Oaxaca		-	**338.0**	-	**338.0**
	Modernización a nivel de Pavimento de la Carretera E.C. km 126+645 (Mitla - Entr. Tehuantepec II) - San Juan Juquila Mixes del km 0+000 al km 31+000	-	15.0	-	15.0
	Modernización a nivel de pavimento del camino E.C. (Mitla - Entr. Tehuantepec II) - San Juan Lachixila del km 0+000 al km 20+000	-	12.0	-	12.0
	Modernización a nivel de Pavimento de la Carretera E.C. (Mitla - Entr. Tehuantepec II) - Santiago Quiavicusas del km 0+000 al km 23+000	-	15.0	-	15.0
	Modernización a nivel de pavimento del camino Crucero Cerro Costoche-Entronque Agua Sabache-km 105+700 E.C. (Mitla-Tehuantepec II)-San Pablo Lachiriega-San Pedro Quiatoni, tramo del km 0+000 al km 32+000	-	15.0	-	15.0
	Modernización a nivel de pavimento del camino Oaxaca - Puerto Escondido - Huatulco tramo la "Y" - Barranca Larga - Ventanilla y Puerto Escondido - Huatulco y ramal San Jose Llano Cieneguilla del km.	-	16.0	-	16.0

	0+000 al km. 9+600				
	Modernización a nivel de pavimento del camino Oaxaca- Puerto Escondido- Huatulco Tramo La "Y"- Barranca Larga- Ventanilla Y Puerto Escondido- Huatulco Y Ramal San Sebastián Coatlán del km 0+000 al km 8+610	-	18.0	-	18.0
	Modernización a nivel de pavimento del camino E.C (Barranca Larga - Ventanilla)- San Antonio Lalana del km 0+000 al km 2+500	-	15.0	-	15.0
	Modernización a nivel de pavimento del camino Santiago Ixtayutla Tr. Santiago Jamiltepec- Santa Elena Comaltepec-San José de Las Flores del km 0+000 al km 22+000	-	1.5	-	1.5
	Modernizacion a nivel de pavimento del camino Sta Maria Yolotepec - Santiago Yosondua del Km 0+000 al Km 14+000	-	5.0	-	5.0
	Modernización a nivel de pavimento del camino E.C.(Tlaxiaco-Chalcatongo) - Yosoyua del km 0+000 al km 7+561	-	5.0	-	5.0
	Modernización a nivel de pavimento del camino km 168 Carr. (Tuxtepec-Oaxaca) San Miguel Del Rio - Santa Catarina Ixtepeji - El Ceresal del km 0+000 al 7+240 (Lado San Miguel Del Rio)	-	7.0	-	7.0
	Modernización a nivel de pavimento del camino José María Morelos - El Potrero del km 0+000 al km 12+800	-	7.0	-	7.0
	Modernización a nivel de pavimento del camino E.C. km 31 (Amate Colorado - Zaragoza Itundujia) - El Limón – Sta. Ana Progreso - San Andrés Cabecera Nueva del km 0+000 al km 4+000	-	6.0	-	6.0
	Modernización a nivel de pavimento del camino Santa María Sola- Tlacotepec- Teojomulco- Santa Cruz Zenzontepec del km 0+000 al km 112+000	-	35.0	-	35.0
	Modernización a nivel de pavimento del camino Acatlán de Pérez Figueroa- La Capilla del km 0+000 al km 24+000	-	18.0	-	18.0
	Modernización a nivel de pavimento del camino E.C (El Amate-Cosolapa)- La Margarita-La Tabaquera del km 0+000 al km 28+000	-	20.0	-	20.0
	Modernización a nivel de pavimento del camino Santa María Guienagati-Peña Blanca del Km 0+000 al Km 26+000	-	2.6	-	2.6
	Modernización a nivel de pavimento del camino San Pedro Teutila - San Felipe Jalapa de Díaz, del km 0+000 al 23+500	-	13.0	-	13.0
	Modernización a nivel de pavimento del camino San Juan Mixtepec-Tejocotes - Juxtlahuaca del km 0+000 al km 38+000	-	5.0	-	5.0
	Modernización a nivel de pavimento del camino Tezoatlán De Segura Y Luna-Santos Reyes Tepejillo-San Juan Mixtepec-San Martin Itunyoso, km 102+000 E.C. (Yucudaa-Pinotepa Nacional) del km 0+000 al km 102+000 Origen Itunyoso	-	5.0	-	5.0
	Modernización a nivel de pavimento del camino Miahuatlán-San Carlos Yautepec del km 0+000 al km 104+000	-	12.0	-	12.0
	Modernización a nivel de pavimento del camino E.C Corcovado - Apango (Camino Viejo Pochutla - Huatulco) del km 0+000 al km 19+000	-	11.4	-	11.4
	Modernización a nivel de pavimento del camino Santiago Naranjas-Lázaro Cárdenas-Santa María Yucunicoco del km 0+000 al km 12+000	-	5.0	-	5.0
	Modernización a nivel de pavimento del camino Lunatitlán - del Progreso -Totoltepec de Guerrero (Puebla) del km 0+000 al km 25+000	-	13.6	-	13.6
	Modernización y ampliación del camino "Santiago Tilantongo - San Miguel Tecomatlán" tramo del km 0+000 al km 22+400	-	11.0	-	11.0
	Modernización y ampliación del camino "San Juan Mixtepec - Agua Zarca E.C. (Heroica Ciudad de Tlaxiaco - Putla Villa de Guerrero), tramo del km 0+000	-	5.0	-	5.0

	al k 23+500				
	Modernización y ampliación del camino E.C. (San Juan Mixtepec - Santos Reyes Tepejillo) Tinuma de Zaragoza, tramo del km 0+000 al km 7+000	-	5.0	-	5.0
	Modernización de carretera tipo C a nivel pavimentación con 7.0 m de ancho de corona, mediante la inclusión de terracerias, obras de drenaje, pavimentación, con carpeta de carpeta asfàltica, obra complementaria y señalamiento.	-	5.0	-	5.0
	Modernización a nivel de pavimento del camino San Pedro Yolox - San Juan Quiotepec del km 0+000 al km 21+000	-	7.0	-	7.0
	Modernización a nivel de pavimento del camino km 168 Carr. (Tuxtepec-Oaxaca) San Miguel Del Rio - Santa Catarina Ixtepeji - El Ceresal del km 0+000 al 15+000 (Lado Ixtepeji)	-	7.0	-	7.0
	Modernización a nivel de pavimento del camino Loma Bonita-Mixtán Monterrosa-Lázaro Cárdenas-E.C.(Tuxtepec-Palomares) del km 0+0000 al km 38+000	-	20.0	-	20.0
Puebla		-	**163.6**	-	**163.6**
	Conservación de Caminos Rurales y Carreteras Alimentadoras	-	163.6	-	163.6
Querétaro		-	**230.0**	-	**230.0**
	Modernización de la carretera estatal 210 de la Piedad a Jesús María	-	130.0	-	130.0
	Libramiento Norponiente de San Juan del Río	-	100.0	-	100.0
Quintana Roo		-	**51.0**	-	**51.0**
	Conservación de caminos rurales y Carreteras Alimentadoras en el Estado de Quintana Roo	-	51.0	-	51.0
San Luis Potosí		-	**153.0**	-	**153.0**
	Magdaleno Cedillo- Zamachihue	-	10.0	-	10.0
	San Francisco Cerro Grande Xinictle.	-	6.0	-	6.0
	Ampliación Carretera Matehuala- Cedral- Entronque Real de Catorce	-	5.0	-	5.0
	Presa Verde - Gallos Blancos.	-	5.0	-	5.0
	E.C. 57 - Noria de los Castillo	-	3.0	-	3.0
	Los Ángeles - Buenavista	-	4.0	-	4.0
	E.C. 62- San José de Ipoa	-	3.0	-	3.0
	Agua Zarca - Papagayos.	-	10.0	-	10.0
	Cd. Valles-Chantol-Las Huertas.	-	10.0	-	10.0
	Damian Carmona - El Aguacate.	-	10.0	-	10.0
	E.C. Quinta Chilla-Tamacol.	-	6.0	-	6.0
	Camino Tlaletla-Pilateno, en el municipio de Xilitla.	-	8.0	-	8.0
	Conservación de caminos rurales y Carreteras Alimentadoras	-	73.0	-	73.0
Sinaloa		-	**195.4**	-	**195.4**
	Conservación de caminos rurales y carreteras alimentadoras en el estado de Sinaloa	-	195.4	-	195.4
Sonora		-	**362.5**	-	**362.5**
	Conservación de caminos rurales y carreteras alimentadoras en el estado de Sonora	-	362.5	-	362.5
Tabasco		-	**119.0**	-	**119.0**
	Conservación de infraestructura de caminos rurales y carreteras alimentadoras en el Estado de Tabasco	-	119.0	-	119.0
Tamaulipas		-	**202.0**	-	**202.0**
	Altamira - Mariano Matamoros - Nuevo Progreso	-	22.0	-	22.0
	Carretra Matamoros-Puerto Matamoros	-	90.0	-	90.0
	Cd. Victoria - Lím. Edos. N.L.	-	90.0	-	90.0
Tlaxcala		-	**60.0**	-	**60.0**
	Mazaquiáhuac Graciano Sánchez y Ramal a Santiago	-	2.0	-	2.0

	Tetlapayac.				
	Santa Bárbara-San José Texopa.	-	13.5	-	13.5
	E.C. (Benito Juárez - Carrillo Puerto) - San José Xicoténcatl - Ignacio Allende.	-	7.1	-	7.1
	Tenexyecac - Huexoyucan	-	11.7	-	11.7
	Altzayanca - Buenavista - Cardenas	-	11.2	-	11.2
	Modernización del camino Tenexyecac - Oztotlapango-San Marcos Jilotepec y Ramal a Tenancingo	-	14.5	-	14.5
Veracruz		-	**339.0**	-	**339.0**
	Conservación y Mantenimiento de diversos caminos rurales y carreteras alimentadoras del estado de Veracruz	-	339.0	-	339.0
Yucatán		-	**123.0**	-	**123.0**
	Modernización de la carretera Sierra Papacal-Chuburna Puerto, tramo 0+000-20+471, sub-tramo: 6+650-13+300	-	36.0	-	36.0
	Modernización de la carretera Loltun- E.C. (Santa Elena- Bolonchen) tramo: 0+000-31+825	-	43.4	-	43.4
	Modernización del camino Peto. Valladolid, tramo: 99+100-104+700	-	33.6	-	33.6
	Modernización de la carretera del camino Tunkas-Cenotillo, tramo: 14+200-16+000	-	10.0	-	10.0
Zacatecas		-	**235.2**	-	**235.2**
	Felipe Carrillo Puerto - La Manganita.	-	10.0	-	10.0
	Chichimequillas – Charco Blanco.	-	0.5	-	0.5
	El Salitre – Gpe. Garzaron – Cienega de Rocamontes – E.C. Zac./Saltillo.	-	10.0	-	10.0
	Las Chilitas-El Tepetate- La Purisima.	-	6.0	-	6.0
	Cedros-El Jaguey – E.C. Melchor Ocampo.	-	10.0	-	10.0
	Tanque Nuevo – Matehuapil	-	6.0	-	6.0
	El Vinatero-Nuevo Mercurio.	-	6.0	-	6.0
	Boquilla de Abajo-La Encantada.	-	12.0	-	12.0
	Colonia Progreso-Nicolás Bravo.	-	13.0	-	13.0
	El Conejo - Huitzila - Lim. De Edos. Zac./Jal.	-	6.0	-	6.0
	San Lorenzo Gral. Joaquín Amaro.	-	5.0	-	5.0
	Libramiento Loreto.	-	8.0	-	8.0
	Lobatos - Adjuntas del Refugio.	-	12.0	-	12.0
	Ojo Caliente - Palmira - E.C. Guadalupe/Cosio.	-	12.0	-	12.0
	E.C. Pinos/Ojuelos - El Sitio - Ojo de Agua de la Palma.	-	2.0	-	2.0
	Perales-San Fernando-San Isidro.	-	3.0	-	3.0
	E.C. Sombrerete/Col. Gonzalez Ortega - Col. Morelos	-	3.5	-	3.5
	Zapoqui - El Salitre.	-	8.0	-	8.0
	El Refugio de Abrego-San Marcos-San Pedro de Abrego.	-	8.0	-	8.0
	Nigromante-Buenavista-Ojo de Agua de la Palma.	-	2.0	-	2.0
	Joaquín Amaro-La Labor.	-	4.3	-	4.3
	Vicente Guerrero - Milpillas de La Sierra.	-	12.0	-	12.0
	Milpillas de la Sierra-El Tigre (Los Nopales).	-	2.0	-	2.0
	E.C. Col. Hidalgo/Miguel Auza - La Honda.	-	5.0	-	5.0
	Guadalajarita-Yahualica tr. Guadalajarita-lim. Edos Zac. / Jal.	-	6.0	-	6.0
	Atotonilco - Las Amecas.	-	5.0	-	5.0
	Boulevard Loreto - San Marcos.	-	10.0	-	10.0
	E.C. Pinos / Ojuelos - San Miguel - San Martín	-	6.0	-	6.0
	Florencia de Benito Juarez - Atolinga Tramo: Florencia - Limite de Edos. Jal/Zac.	-	6.0	-	6.0
	La Laguna-San Felipe de Jesús.	-	12.0	-	12.0
	E.C. (Huejuquilla - Valparaíso) - El Astillero.	-	6.0	-	6.0
	Libramiento Villa de Cos.	-	9.0	-	9.0

Teúl-Juchipila primera etapa.	-	6.0	-	6.0
E.C.(El Tepetate-Tierra Blanca) - Felipe Carrillo Puerto	-	3.0	-	3.0
TOTAL	24.3	**5,950.0**	-	**5,974.4**

ANEXO 37.2. SISTEMA DE TRANSPORTE COLECTIVO, FERROVIARIOS, PUERTOS Y OTROS (millones de pesos)

	PPEF 2017	Ampliación	Reducción	Total
SISTEMA DE TRANSPORTE COLECTIVO	-	**500.0**	-	**500.0**
Ampliación Línea 12 Mixcoac - Observatorio.	-	500.0	-	500.0
PROYECTOS DE INFRAESTRUCTURA CARRETERA	**118.0**	**169.0**	-	**287.0**
Misantla- Palchan- Pueblo Viejo- Diaz Mirón, Veracruz	-	15.0	-	15.0
Xocotla- Zacatla, Veracruz	-	10.0	-	10.0
Izúcar- Chiautla de Tapia, Puebla	-	32.0	-	32.0
Libramiento Sur de Morelia, Michoacán	118.0	112.0	-	230.0
TOTAL	**118.0**	**669.0**	-	**787.0**

ANEXO 38. AMPLIACIONES AL RAMO 11 EDUCACIÓN PÚBLICA (pesos)

		MONTO
RAMO: 11 EDUCACIÓN PÚBLICA		**1,951,000,000**
EDUCACIÓN BÁSICA		**910,000,000**
	U031 Fortalecimiento a la educación temprana y el desarrollo infantil	500,000,000
	S221 Escuelas de Tiempo Completo	200,000,000
	S072 PROSPERA Programa de Inclusión Social	200,000,000
	S243 Programa Nacional de Becas [1/]	10,000,000
EDUCACIÓN MEDIA SUPERIOR		**100,000,000**
	E007 Servicios de Educación Media Superior: Colegio Nacional de Educación Profesional Técnica	100,000,000
EDUCACIÓN SUPERIOR		**941,000,000**
	U081 Apoyos para la atención a problemas estructurales de las UPES	600,000,000
	U006 Subsidios para organismos descentralizados estatales: Coordinación General de Universidades Tecnológicas y Politécnicas	200,000,000
	S267 Fortalecimiento de la Calidad Educativa: Dirección General de Educación Superior para Profesionales de la Educación	100,000,000
	E010 Servicios de Educación Superior y Posgrado: Universidad Autónoma Agraria Antonio Narro	41,000,000

[1/] Los recursos se destinarán para becas a madres jóvenes y jóvenes embarazadas.

ANEXO 39. AMPLIACIONES AL RAMO 15 DESARROLLO AGRARIO, TERRITORIAL Y URBANO (pesos)

		MONTO
Ramo 15: Desarrollo Agrario, Territorial y Urbano		**50,000,000**
QEZ	**Procuraduría Agraria**	**50,000,000**
E001	Procuración de Justicia Agraria	50,000,000

ANEXO 40. AMPLIACIONES AL RAMO 16 MEDIO AMBIENTE Y RECURSOS NATURALES (pesos)

		MONTO
Ramo 16: Medio Ambiente y Recursos Naturales		**80,000,000**
F00	**Comisión Nacional de Áreas Naturales Protegidas**	**80,000,000**
U025	Programa de Recuperación y Repoblación de Especies en Riesgo	80,000,000

ANEXO 41. AMPLIACIONES AL RAMO 20 DESARROLLO SOCIAL (pesos)

		MONTO
Ramo 20	**Desarrollo Social**	52,234,287
D00	**Instituto Nacional de Desarrollo Social**	52,234,287

S155	Programa de Apoyo a las Instancias de Mujeres en las Entidades Federativas (PAIMEF) 1/	52,234,287

1/ Monto incluido en el Anexo 13 Erogaciones para la Igualdad entre Mujeres y Hombres

No incluye movimientos compensados.

ANEXO 42. AMPLIACIONES AL RAMO 21 TURISMO (pesos)

		MONTO
Ramo 21: Turismo		**450,000,000**
W3N	**Fondo Nacional de Fomento al Turismo**	**450,000,000**
K021	Proyectos de infraestructura de turismo	450,000,000

ANEXO 42.1 PROYECTOS DE TURISMO (millones de pesos)

	PPEF 2017	Ampliación	Reducción	Total
PROYECTOS DE TURISMO	-	**450.0**	-	**450.0**
Museo Nacional de Energía y Tecnología	-	450.0	-	450.0
TOTAL	-	**450.0**	-	**450.0**

ANEXO 43. AMPLIACIONES AL RAMO 47 ENTIDADES NO SECTORIZADAS (pesos)

		MONTO
Ramo 47: Entidades No Sectorizadas		**204,955,019**
HHG	**Instituto Nacional de las Mujeres**	**204,955,019**
S010	Fortalecimiento a la Transversalidad de la Perspectiva de Género 1/	204,955,019

1/ Monto incluido en el Anexo 13 Erogaciones para la Igualdad entre Mujeres y Hombres

ANEXO 44. AMPLIACIONES AL RAMO 48 CULTURA (pesos)

		MONTO
RAMO: 48 CULTURA		1,500,279,607
	R070 Programas de Cultura en las Entidades Federativas: Anexo 44.1 Ampliaciones a Cultura	1,500,279,607

ANEXO 44.1. AMPLIACIONES A CULTURA (pesos)

		MONTO
APOYOS Y DONATIVOS		**1,500,279,607**
PROYECTOS ESTATALES		
ENTIDAD FEDERATIVA	**PROYECTO**	**214,909,592**
Campeche	Conmemoración de los 500 Años del Encuentro de las Dos Culturales: Campeche-México y España	1,436,205
Campeche	Programa de Cultura Infantil "Crecer en el Arte"	2,787,927
Chihuahua	Construcción Museo de Arte Virreinal Chihuahua	10,000,000
Ciudad de México	Colección Fotográfica Carlos Monsiváis y Exposición Bibliofilia Mexicana	950,000
Ciudad de México	Xólotl, Plataforma Digital Geomática del	2,500,000

	Patrimonio Cultural de los Pueblos y Comunidades Indígenas en la CDMX	
Ciudad de México	Encuentro Intercultural Latinoamericano de Pueblos y Comunidades Indígenas en la Ciudad de México	3,000,000
Ciudad de México	Fortalecimiento de la Lengua y la Cultura Náhuatl en la Ciudad de México	1,000,000
Ciudad de México	Programa Cultural de la Ciudad de México en el Futuro	2,000,000
Ciudad de México	Taller cultural de Identidades Urbano Juveniles	2,000,000
Ciudad de México	Taller Latinoamericano de Rescate a las Tradiciones	1,000,000
Ciudad de México	Talleres Culturales para Niños, hacia una Cultura de la Paz	2,000,000
Coahuila de Zaragoza	Manifestación Cultural del Arte Rupestre Mexicano Para Planetario y Televisión Digital	1,744,820
Durango	Equipamiento de bibliotecas públicas de Tayoltita San Miguel de Cruces, San Luis de Villa Corona y Vencedores	2,000,000
Guerrero	Programa Cultural Costa Chica	1,000,000
Guerrero	Programa Cultural de la Atarraya Acapulco	1,000,000
Guerrero	Programa Cultural para Acapulco 2017	2,000,000
Guerrero	Programa de apoyo a iniciativas culturales de la zona norte de Guerrero	2,000,000
Guerrero	Programa Estratégico Cultural Guerrero 2017	2,000,000
Hidalgo	Feria del Libro Infantil y Juvenil (17va. Emisión)	1,300,000
Hidalgo	Fortalecimiento de las actividades artísticas y culturales de la Banda Sinfónica del Estado de Hidalgo	3,000,000
Hidalgo	Rehabilitación de la Biblioteca Ricardo Garibay	1,800,000
Hidalgo	Rehabilitación del Centro de las Artes Hidalgo	2,500,000
Hidalgo	Restauración Capilla La Santa Veracruz	1,516,224
Hidalgo	Restauración de los espacios del CECULTAH	14,000,000
Hidalgo	Zimapán, escuela asociada al INBA, equipamiento y servicios culturales	900,000
Jalisco	Festival Folklórico de Música de Banda	1,000,000
México	Rehabilitación del Museo y Centro Regional de Cultura "Isidro Fabela" en Atlacomulco, México	907,250
México	Certamen Literario "Laura Méndez de Cuenca" 2017	725,000
México	Compañía Mexiquense de Teatro para Niños	1,095,000
México	Equipamiento de equipo en el Museo Torres Bicentenario	1,388,367
México	Equipamiento de la Biblioteca Pública Leona Vicario	530,157
México	Equipamiento para el Departamento de Conservación y Restauración de la Secretaria de Cultura (Equipo de Reflectografía)	368,077

México	Feria Internacional del Libro del Estado de México FILEM	1,800,000
México	Festival Cultural "José Ma. Velasco"	150,000
México	Festival Cultural Almas de Oriente	3,000,000
México	Festival Cultural del Mariachi 2017	1,500,000
México	Festival Cultural Infantil de Verano "La Danza"	200,000
México	Festival de Arte Urbano del CCMB 2017	694,445
México	Festival de Teatro 2017	286,416
México	Festival Internacional de Cinematografía del Estado de México FICEM	3,500,000
México	Festival XXX Quinto Sol	375,000
México	II Festival Ruta de la Flor	300,000
México	Programa de Difusión de Lectura Infantil	85,000
México	Actividades del Teatro Regional	6,510,000
México	Proyecto de Equipamiento para la Sala de Exposición Permanente del Museo del Centro Cultural Mexiquense Bicentenario	1,027,500
México	Red Estatal de Festivales	3,500,000
México	Rehabilitación de la Biblioteca Pública Centenario de la Revolución	1,704,706
México	Rehabilitación de la Biblioteca Pública Leona Vicario	300,000
México	Rehabilitación de los inmuebles del complejo del Centro Cultural Mexiquense Toluca en su 30 aniversario	12,535,830
México	Rehabilitación de Museo de la Estampa	613,773
México	Rehabilitación de Museo Felipe Santiago Gutiérrez	640,875
México	Rehabilitación del Cosmovitral	1,351,500
México	Rehabilitación del Museo Taller Nishizawa	1,122,560
México	Rehabilitación del Museo de la Acuarela	869,915
México	Rehabilitación del Museo de Numismática	537,870
México	Restauración del Instituto Cultural Guillermo Colín Sánchez	1,700,000
México	Restauración del Museo José María Velasco	1,228,803
México	Segunda etapa de equipamiento del Centro de Fomento de las Artes Audiovisuales del Estado de México	4,081,782
México	VIII Festival Calaveras y Muertitos	2,000,000
México	X Festival Internacional de Coros de Cámara	690,000
Michoacán de Ocampo	Bibliobus	2,500,000
Michoacán de Ocampo	Plaza Nicolaíta del Arte y la Cultura	4,000,000
Michoacán de Ocampo	Programa Cultural de Cine en tu Colonia	500,000
Michoacán de Ocampo	Programa de Cultura	2,000,000
Morelos	Concierto Orquesta de Mazatepec: Cerro del Venado	1,000,000
Morelos	Concierto Orquesta Infantil y Juvenil de Jojutla	1,000,000
Morelos	Conservación de Pintura Mural y Sensibilización Social del Ex Convento de Santo Domingo de Guzmán 1er Etapa	2,100,000
Nayarit	Programa de Equipamiento para la Escuela de Iniciación cultural y Artística del centro cultural, Bellavista (CECUB)	2,181,000
Nayarit	Programa de Equipamiento y	1,000,000

		Acondicionamiento de la Escuela Superior de Música	
Nuevo León		Centro Cultural Comunitario de Nuevo León	2,000,000
Nuevo León		Regeneración del Centro Histórico del Municipio General de Escobedo, Nuevo León	9,500,000
Nuevo León		Festival Internacional de Santa Lucía	3,000,000
Oaxaca		La Guelaguetza	22,500,000
Quintana Roo		Arriba el Telón	500,000
San Luis Potosí		Circuitos artísticos municipales	2,000,000
San Luis Potosí		Coro y Orquesta Sinfónica Juvenil de la Pila, S. L.P	2,000,000
San Luis Potosí		Real de Catorce (Centro Cultural)	2,000,000
Tabasco		Música y Raíces, conciertos didácticos para alumnos de Educación Media y Superior	2,000,000
Tamaulipas		Cincuentenario del Concurso Estatal de Oratoria Sentimiento Jurista, Etapa Regional, Estatal y Gran Final	1,873,590
Tamaulipas		Rehabilitación de Tamules y Biblioteca Panamericana	1,000,000
Veracruz de Ignacio de la Llave		Desarrollo, Vinculación y Promoción de la Cultura	3,000,000
Veracruz de Ignacio de la Llave		El Arte y la Cultura en el Colegio de Veracruz	3,000,000
Veracruz de Ignacio de la Llave		Fomento a la Cultura Veracruzana	3,000,000
Veracruz de Ignacio de la Llave		Jornadas Culturales para el Desarrollo, Vinculación y Promoción en las Lenguas Indígenas en el Estado de Veracruz	6,000,000
Yucatán		Festival Jóvenes Creadores 2017	3,000,000
Yucatán		Fomento a la Formación Musical de Yucatán	3,000,000
Yucatán		Muestra Regional de Artes y Sabores Mayas	2,700,000
Zacatecas		Exposición Fotográfica "Alfadialectos del Tiempo"	800,000
Zacatecas		Feria Nacional del Libro de Zacatecas	2,000,000
	PROYECTOS MUNICIPALES		
ENTIDAD FEDERATIVA	**MUNICIPIO / DEMARCACIÓN**	**PROYECTO**	**488,982,300**
Aguascalientes	Aguascalientes	Construcción de la Casa de Música Delgación Morelos	1,500,000
Aguascalientes	Aguascalientes	Festejos por el 442 Aniversario, de la Fundación de la Ciudad de Aguascalientes	7,000,000
Aguascalientes	Aguascalientes	Festivales Culturales en el Municipio de Aguascalientes	2,000,000
Aguascalientes	Aguascalientes	Programa de Orquestas y Coros Juveniles del Municipio de Aguascalientes: "El Valor de una Sonrisa"	3,000,000
Aguascalientes	Calvillo	Cultura Integral Calvillo 2017	10,000,000
Aguascalientes	Jesús María	Feria Cultural de Aguascalientes	2,000,000
Aguascalientes	San Francisco de los Romo	Festival de las Calaveras San Francisco de los Romo	500,000
Aguascalientes	San Francisco de los Romo	Festival de las Carnitas, San Francisco de los Romo	500,000
Baja California	Ensenada	Construcción de Biblioteca, en Ensenada BC	2,787,927
Baja California	Ensenada	Temporada de Ópera 2017	1,436,205

Baja California	Mexicali	Centro Cultural MEYIBÓ: Rehabilitación	2,000,000
Baja California	Mexicali	Red Municipal de Festivales Comunitarios	3,000,000
Baja California	Tijuana	Feria artesanal de los cuatro elementos: aire, tierra, fuego y agua	2,000,000
Baja California	Tijuana	Festival Cultural Tijuana	2,500,000
Baja California Sur	Comondú	Rehabilitación de la Infraestructura Cultural en Comondú	1,000,000
Baja California Sur	La Paz	Feria Cultural	2,500,000
Baja California Sur	Los Cabos	Placiarte, arte y recreación hasta tu plaza pública	1,000,000
Campeche	Carmen	Festival del Centro Histórico de Campeche	6,000,000
Campeche	Hecelchakán	Actividades Culturales en Hecelchakán	2,000,000
Chiapas	Chicomuselo	En pro de la cultura	5,000,000
Chiapas	Ixtacomitán	Feria de la Santísima Trinidad	2,000,000
Chiapas	Jitotol	Rehabilitación de Casa Cultura del Municipio de Jitotol, Chiapas	2,300,000
Chiapas	San Cristóbal de las Casas	Festival México Global 2 "Temporada Europa"	2,300,000
Chihuahua	Chihuahua	Centro Cultural y de Exposiciones	2,500,000
Chihuahua	Chihuahua	Rescate y Difusión del Archivo Histórico de la Ciudad de Chihuahua	2,500,000
Chihuahua	Delicias	II Festival "Encuentro del Vino"	1,151,710
Ciudad de México	Cuajimalpa de Morelos	Festival "Rosa Mexicano"	5,000,000
Ciudad de México	Iztapalapa	Actividades Culturales en Iztapalapa, Colonia Ejército de Oriente	2,000,000
Ciudad de México	Iztapalapa	Actividades Culturales en Iztapalapa, Colonia Vicente Guerrero	2,000,000
Ciudad de México	Iztapalapa	Iztapalapa Arte por Doquier	2,000,000
Ciudad de México	La Magdalena Contreras	Oferta cultural para la sociedad	10,100,000
Ciudad de México	Miguel Hidalgo	Actividades Culturales	2,000,000
Ciudad de México	Miguel Hidalgo	Teatro y orquestas	10,000,000
Ciudad de México	Tlalpan	II Circuito de Festivales "Tejiendo Culturas" Arte y Cultura Comunitaria en el espacio público	2,000,000
Ciudad de México	Venustiano Carranza	Restauración y Equipamiento de la Casa de Cultura en Venustiano Carranza	2,000,000
Coahuila de Zaragoza	Frontera	Construcción de Biblioteca Municipal	2,500,000
Colima	Colima	Festival Internacional del Volcán	2,500,000
Colima	Cuauhtémoc	Programa de Fomento a la Cultura	2,500,000
Colima	Ixtlahuacán	Construcción de auditorio de usos múltiples Colima - Ixtlahuacán	1,393,964
Durango	Canatlán	EnTrama: Teatro para Aprender	833,000
Durango	Gómez Palacio	Festival Cultural de Animación y Comics Gómez Palacio y Lerdo	1,222,000
Durango	Lerdo	Feria Anual de Cultura Municipal	2,000,000
Durango	Mapimí	Remodelación de Biblioteca Municipal ubicada en la localidad de Bermejillo, Municipio de Mapimí Durango	800,000
Durango	Nuevo Ideal	Actividades Culturales	833,000
Durango	Ocampo	Construcción de la Casa de la Cultura en Villa Ocampo	2,200,000
Durango	Pueblo Nuevo	Entre Maderas y Trementina Festival Cultural el Salto	1,025,741
Durango	Santiago Papasquiaro	Agenda Cultural 2017	833,000

Guanajuato	Cortazar	Construcción de cubierta en plaza Cívica del Centro Cultural	2,500,000
Guanajuato	Irapuato	Restauración de la Arquitectura histórica del Centro de la Ciudad de Irapuato, Edificio Catedral Etapa II	4,500,000
Guanajuato	Pueblo Nuevo	Jornadas culturales en Guanajuato	5,000,000
Guanajuato	San Diego de la Unión	Unidad Recreativa de Integración Familiar y Fomento a la Lectura	2,000,000
Guanajuato	Silao de la Victoria	Fortalecimiento de la Cultura en Silao, Guanajuato	5,000,000
Guerrero	Acapulco de Juárez	Festival Internacional de la Nao	6,000,000
Guerrero	Acapulco de Juárez	Festival Internacional del Libro	2,000,000
Guerrero	Atoyac de Álvarez	Cultura Municipal para la Juventud	5,000,000
Guerrero	Ayutla de los Libres	Creando cultura Guerrerense	6,000,000
Guerrero	Buenavista de Cuéllar	Casa de Cultura Buenavista de Cuellar, Guerrero	2,200,000
Guerrero	Juchitán	Fortaleciendo la Cultura en Juchitán	2,000,000
Guerrero	Mochitlán	Mochitlán sobresale en la cultura	6,000,000
Guerrero	Petatlán	Festival Musical	1,800,000
Hidalgo	Nicolás Flores	Concurso Nacional de Huapango	1,400,000
Hidalgo	Pachuca de Soto	Festival de Shakespeare	1,100,000
Hidalgo	Tecozautla	Encuentro de pueblos y culturas indígenas de Hidalgo	1,500,000
Hidalgo	Tepetitlán	Feria artesanal de la Alfarería	2,000,000
Hidalgo	Tlaxcoapan	Festivales, ferias y exposiciones	1,000,000
Jalisco	Guadalajara	Festival de Guadalajara 2a Edición	15,000,000
Jalisco	Puerto Vallarta	Vallarta Cien años: Mayo-Fest	3,000,000
Jalisco	San Juan de los Lagos	Domo en Casa de la Cultura María Izquierdo	500,000
Jalisco	San Juan de los Lagos	Restauración de la Catedral - Basílica de San Juan de los Lagos, Jalisco	2,500,000
Jalisco	Tamazula de Gordiano	Construcción de Centro Cultural en la Localidad de Vista Hermosa en Tamazula, Jalisco	2,500,000
Jalisco	Tecalitlán	Festival "De Tecalitlán los Sones"	2,500,000
Jalisco	Tuxcacuesco	Galería Urbana y 4a Etapa del Museo Juan Rulfo	4,000,000
Jalisco	Unión de San Antonio	Remodelación de la Casa de la Cultura de Union de San Antonio, Jalisco	4,500,000
Jalisco	Yahualica de González Gallo	2° Festival Fiesta de Todos los Chiles Mexicanos	2,500,000
México	Atizapán	Atizapán va por la cultura	6,500,000
México	Atlacomulco	XXV Festival Cultural Ambaró	1,500,000
México	Cuautitlán Izcalli	Primer Festival Internacional de Teatro Izcalli 2017 (FITCI)	550,000
México	Donato Guerra	Libertad y Cultura	2,000,000
México	Ecatepec de Morelos	Festival Cultural EHÉCATL 2017 México-Cuba	3,000,000
México	El Oro	Sexto Festival de Música El Oro Pueblo Mágico	750,000
México	Huehuetoca	Actividades Culturales en Huehuetoca	1,500,000
México	Metepec	Equipamiento de Teatro Quimera	10,000,000
México	Naucalpan de Juárez	Interculturales 2017	3,000,000
México	Nezahualcóyotl	Feria de la Cultura (54 Aniversario de C. Nezahualcóyotl Zona Norte)	2,000,000

México	Nezahualcóyotl	Proyecto Cultural (54 Aniversario De C. Nezahualcoyotl) I	2,000,000
México	Teoloyucan	Séptimo Festival Internacional Tratados de Teoloyucan	3,000,000
México	Zinacantepec	Rehabilitación del Convento Virreynal	2,500,000
Michoacán de Ocampo	Aporo	Festivles Culturales del Municipio de Aporo	1,000,000
Michoacán de Ocampo	Charo	Festivales Culturales del Municipio Charo	1,000,000
Michoacán de Ocampo	Coahuayana	Coahuayana Vive en Mí	600,000
Michoacán de Ocampo	Jacona	Festivles Culturales del Municipio de Jacona	1,000,000
Michoacán de Ocampo	José Sixto Verduzco	Restauración del Centro Cultural Comunitario "San José Huipana"	2,000,000
Michoacán de Ocampo	Lagunillas	Festivales Culturales del Municipio de Lagunillas	1,500,000
Michoacán de Ocampo	Morelia	Proyecto para el Desarrollo de Producción Cultural	1,500,000
Michoacán de Ocampo	Morelia	Tocando Corazones Núcleo Escuela y Temporadas de Conciertos	1,000,000
Michoacán de Ocampo	Morelos	Festivles Culturales del Municipio de Morelos	500,000
Michoacán de Ocampo	Numarán	Festivales Culturales del Municipio Numarán	1,000,000
Michoacán de Ocampo	Pátzcuaro	Programa Cultural en el Municipio de Páztcuaro	1,400,000
Michoacán de Ocampo	Sahuayo	Festivales Culturales del Municipio de Sahuayo	750,000
Michoacán de Ocampo	Tangancícuaro	Festivales Culturales del Municipio de Tangancícuaro	1,000,000
Michoacán de Ocampo	Taretan	Festivales Culturales del Municipio de Taretan	1,000,000
Michoacán de Ocampo	Uruapan	Equipamiento en general a 12 bibliotecas del Municipio de Uruapan	1,000,000
Michoacán de Ocampo	Uruapan	Equipamiento para la Casa de Cultura de Uruapan	1,000,000
Michoacán de Ocampo	Venustiano Carranza	Restauración y Equipamiento de la Casa de la Cultura de Venustiano Carranza	2,000,000
Michoacán de Ocampo	Zamora	La cultura de Zamora para el mundo	8,000,000
Morelos	Coatlán del Río	Eventos culturales	2,500,000
Morelos	Cuernavaca	Festival del Centro Histórico de Cuernavaca Morelos	6,000,000
Morelos	Emiliano Zapata	Actividades Culturales en el Municipio de Emiliano Zapata	2,000,000
Morelos	Emiliano Zapata	Talleres Culturales en el Municipio de Emiliano Zapata	5,000,000
Morelos	Jantetelco	Festivales Culturales en el Municipio Jantetelco	1,000,000
Morelos	Mazatepec	Actividades Culturales en el Municipio de Mazatepec Morelos	2,000,000
Morelos	Mazatepec	Talleres Culturales en el Municipio de Mazatepec	4,000,000
Morelos	Tlaquiltenango	Actividades Culturales en el Municipio de Tlalquitenango	2,000,000
Morelos	Tlaquiltenango	Talleres Culturales en el Municipio de Tlaquiltenango	4,000,000
Morelos	Tlayacapan	Festival Cultural en el Municipio Tlayacapan	1,000,000
Morelos	Morelia	Festival De Música Electrónica	2,000,000
Nayarit	San Blas	Equipamiento y modernización de la biblioteca pública de San Blas Nayarit	2,000,000
Nuevo León	Abasolo	Rehabilitación de centro social cultural en	2,000,000

		cabecera municipal	
Nuevo León	Cerralvo	Actividades Artísticas y Culturales Nuevo León	2,000,000
Nuevo León	Juárez	Festival Cultural Juárez	3,000,000
Nuevo León	Monterrey	Ballet Artístico de Monterrey	3,400,000
Nuevo León	San Nicolás de los Garza	Centro Cultural "Rosa de los Cuatro Vientos"	2,000,000
Nuevo León	San Pedro Garza García	Festivales Culturales San Pedro Garza García 2017	2,000,000
Nuevo León	San Pedro Garza García	Fomento y Difusión Cultural 2017	2,500,000
Oaxaca	Cuyamecalco Villa de Zaragoza	Primer Encuentro de Bandas Musicales	2,000,000
Oaxaca	Heroica Ciudad de Huajuapan de León	Rehabilitación de Salas Mureh	1,000,000
Oaxaca	Loma Bonita	Conciertos Artísticos Culturales en el Teatro del Pueblo del Municipio de Loma Bonita	400,000
Oaxaca	Loma Bonita	Fortalecimiento a la Feria de la Piña	1,000,000
Oaxaca	Loma Bonita	Talleres de Iniciación Artística Comunitaria en el Municipio de Loma Bonita	600,000
Oaxaca	Oaxaca de Juárez	Manos Creativas en la Ciudad	1,000,000
Oaxaca	Oaxaca de Juárez	Oaxaca pone color a sus fiestas y tradiciones 2017	1,000,000
Oaxaca	San Juan Bautista Tuxtepec	Proyecto Cultural y Arte en tu Comunidad	1,200,000
Oaxaca	San Juan Chilateca	Construcción de Casa de Cultura(1a Etapa)	2,000,000
Oaxaca	San Lucas Ojitlán	Proyecto Cultural y Arte en tu Comunidad	800,000
Puebla	Acteopan	Construcción de Casa de la Cultura en el Municipio de Acteopan	2,000,000
Puebla	Atlixco	Conciertos Culturales de la Banda Sinfónica del Municipio de Atlixco (Segunda Etapa)	1,200,000
Puebla	Atlixco	Festival de la Conchita 2017	2,000,000
Puebla	Izúcar de Matamoros	5a Etapa de la Rehabilitación del Ex Convento de Santo Domingo de Guzmán, en el Municipio de Izúcar de Matamoros, en el Estado de Puebla	4,500,000
Puebla	La Magdalena Tlatlauquitepec	Construcción de Casa de la Cultura en el Municipio de la Magdalena Tlatlauquitepec	2,000,000
Puebla	San Diego la Mesa Tochimiltzingo	Construcción de Casa de la Cultura en el Municipio de San Diego la Mesa Tochimiltzingo	2,000,000
Puebla	Tecomatlán	Desarrollo cultural de la Banda de Guerra Militarizada en Tecomatlán	1,000,000
Puebla	Tepeaca	Festival 497 Aniversario de Tepeaca	2,500,000
Puebla	Tochtepec	Rescate Cultural del Municipio de Tochtepec Puebla	1,000,000
Querétaro	Jalpan de Serra	Construcción de Centro Cultural 2da Etapa	1,500,000
Querétaro	Pedro Escobedo	Rehabilitación de Biblioteca en la Localidad de el Sauz Alto	900,000
Querétaro	Pedro Escobedo	Rehabilitación de Biblioteca en la Localidad de Guadalupe Septién	900,000
Querétaro	Pedro Escobedo	Rehabilitación de Biblioteca en la Localidad de Ignacio Pérez	900,000
Quintana Roo	Bacalar	Música y Tradición en Bacalar	2,000,000
Quintana Roo	José María Morelos	Impulsando la Cultura en José María Morelos y Pavón	2,000,000
Quintana Roo	Othón P. Blanco	Conciertos de la Orquesta Sinfónica Juvenil de Quintana Roo	3,000,000
Quintana Roo	Solidaridad	Rehabilitación de la Infraestructura Cultural	3,000,000

San Luis Potosí	Charcas	Proyecto: Encuentro Regional de Bandas Sinfónicas en el Municipio de Charcas	200,000
San Luis Potosí	Moctezuma	Programa Cultural y Artístico de Moctezuma, San Luis Potosí	2,000,000
San Luis Potosí	Rayón	Celebración de los 400 años de la Fundación de San Felipe de Jesús Gamotes, Cuna del Municipio de Rayón	300,000
San Luis Potosí	Salinas	Equipamiento de Biblioteca Virtual de Salinas	2,000,000
San Luis Potosí	Tamuín	Festival de Xantolo, Tamuín 2017	1,000,000
San Luis Potosí	Tierra Nueva	Festival 305 de la Fundación de tierra Nueva San Luis Potosí	398,082
San Luis Potosí	Xilitla	3a Etapa de Restauración y Consolidación ExConvento de San Agustín de Xilitla	2,000,000
Sinaloa	Ahome	Conciertos de Orquestas y Coros Infantiles y Juveniles en el Municipio de Sinal	4,000,000
Sinaloa	Ahome	El Arte y la Cultura como vehículo para el desarrollo Municipal - desarrollo Social	5,000,000
Sinaloa	Culiacán	Proyecto cultural de Culiacán	5,000,000
Sinaloa	El Fuerte	Conciertos de Orquestas y Coros Infantiles y Juveniles en el Municipio de El Fuerte	4,000,000
Sinaloa	Guasave	Rehabilitación del Teatro en Guasave	2,000,000
Sinaloa	San Ignacio	Biblioteca de San Ignacio	5,000,000
Sonora	Hermosillo	Cultura Sonorense	6,000,000
Sonora	Hermosillo	Festival Internacional del Pitic	9,400,000
Sonora	Hermosillo	Programa de Fomento a la Cultura	2,500,000
Sonora	Nogales	Nogales: Cultura y Tradición que trasciende	1,500,000
Sonora	San Luis Río Colorado	Festival Cultura Tierra Sonora	1,500,000
Tabasco	Centla	Proyecto Cultural Centla 2017	2,000,000
Tabasco	Emiliano Zapata	Foro Construyendo cultura para tu municipio	6,000,000
Tabasco	Teapa	Festival Cultural	700,000
Tabasco	Teapa	Programa Cultural 2.0	5,000,000
Tabasco	Tenosique	Programa Cultural Tenosique	2,000,000
Tamaulipas	Abasolo	Rehabilitación de Casa de la Cultura	1,492,098
Tamaulipas	Matamoros	Rehabilitación Teatro de la Reforma (Tercera Etapa)	2,000,000
Tamaulipas	Tula	Tula Pueblo Mágico	1,500,000
Tlaxcala	Huamantla	Taller Infantil de Títeres Historias de Huamantla	1,000,000
Tlaxcala	San Damián Texóloc	2do. Festival Cultural de San Damián Texóloc	2,000,000
Tlaxcala	San Pablo del Monte	Proyecto Cultural Altepeilhuitl	2,500,000
Tlaxcala	San Pablo del Monte	Restauración integral del retablo colateral de la Virgen de Guadalupe. S. XVIII Parroquia de San Pablo del Monte	513,000
Tlaxcala	Tlaxco	Taller de Historia Oral Victoria	1,000,000
Veracruz de Ignacio de la Llave	Altotonga	Construcción de la casa de la cultura	2,000,000
Veracruz de Ignacio de la Llave	Minatitlán	Biblioteca Pública Regional No. 343 Viriato Da Silveira (segunda etapa)	1,862,573
Veracruz de Ignacio de la Llave	Minatitlán	Conciertos de la Orquesta Sinfónica de Minatitlán	1,050,000
Veracruz de Ignacio de la Llave	Tlacolulan	Festividades y Eventos Culturales en el Municipio de Tlacolulan	2,000,000

Veracruz de Ignacio de la Llave	Veracruz	Rehabilitación de Centro Cultural en el municipio de Veracruz	2,000,000
Veracruz de Ignacio de la Llave	Veracruz	Rehabilitación del museo del Municipio de Veracruz	2,000,000
Yucatán	Maní	Actividades Culturales en Maní	2,000,000
Yucatán	Maní	Ballet y Orquesta Jaranera del Pueblo Mágico de Maní, continuidad	2,500,000
Yucatán	Tekit	Continuidad del Centro de Iniciación Cultural Infantil de Tekit	2,500,000
Yucatán	Temozón	Construcción de Anfiteatro	2,500,000
Yucatán	Tixkokob	Programa Cultural 2017	2,500,000
Zacatecas	Calera	Centros Culturales	2,000,000
Zacatecas	Jalpa	Rehabilitación de la Casa de la Cultura	3,000,000
	PROYECTOS NO GUBERNAMENTALES		
ENTIDAD FEDERATIVA	**MUNICIPIO / DEMARCACIÓN**	**PROYECTO**	**796,387,715**
Aguascalientes	Aguascalientes	Caravana cultural y Artística Itinerante en Aguascalientes	718,103
Aguascalientes	Aguascalientes	Programa de Apoyo a Orquestas Infantiles Aguascalientes	2,121,212
Aguascalientes		Fomento a diversas Expresiones Culturales del Estado de Aguascalientes	2,000,000
Baja California	Ensenada	Festival, Ensenada de Todos, Suma de Culturas 2017	1,500,000
Baja California	Ensenada	Programa de Apoyo a Orquestas Infantiles Baja California	2,121,212
Baja California	Tijuana	Artes integrales niños y adolecentes	2,000,000
Baja California		Festival Aural	3,000,000
Baja California		Programa de cultura y arte	8,500,000
Baja California		Reforzamiento del Programa Comunitario Redes 2025, Redes CDMX y Conciertos de la Orquesta de Baja California 2017	5,000,000
Baja California Sur	La Paz	Programa de Apoyo a Orquestas Infantiles Baja California Sur	3,121,212
Baja California Sur		Pequeños artistas en un gran escenario: Música Teatro y Danza	718,103
Campeche	Champotón	Programa de Apoyo a Orquestas Infantiles Campeche	3,121,212
Chiapas	Cintalapa	Promoción y Difusión cultural de Chiapas	2,000,000
Chiapas	Suchiate	Publicación Raíces Cultura y Arte Emiliano y Eufemio Hermanos Zapata Salazar con sus Agraristas	1,500,000
Chiapas	Tuxtla Gutiérrez	Programa de Apoyo a Orquestas Infantiles Chiapas	5,821,212
Chiapas		Espiral del Arte	5,000,000
Chiapas		Formación cultural con nuevos talentos	5,800,000
Chihuahua	Aldama	Restauración del Templo de San Jerónimo en Aldama, Chihuahua	1,005,000
Chihuahua	Juárez	Programa de Apoyo a Orquestas Infantiles Chihuahua	3,121,212
Chihuahua		Cultura es Desarrollo (Redes Creativas de exhibición escénica promoviendo la paz en México, proyecto piloto)	3,000,000
Chihuahua		Talleres Culturales Salón Abierto y Cooperación Espacio Abierto y CONAIMUC	2,744,820

		Tijuana 2017	
Michoacán de Ocampo		XXIX Festival de Música de Morelia Miguel Bernal Jiménez	4,000,000
Morelos	Cuernavaca	Festival de Animación, Comics y Videojuegos, Cuernavaca 2017	1,500,000
Morelos	Temixco	Programa de Apoyo a Orquestas Infantiles Morelos	3,121,212
Morelos	Tlayacapan	Cultura para todos	2,000,000
Morelos		Caravana cultural móvil en tu municipio: en puente de Ixtla	1,150,000
Nacional		"15° Festival Internacional de Cine Judío en México"	1,500,000
Nacional		"Kultur II"	3,000,000
Nacional		13a Entrega de Premios Luminus	400,000
Nacional		3er Congreso Internacional de Caricatura, Ilustración y Dibujo FILO	1,000,000
Nacional		Academia Mexicana de Artes y Ciencias Cinematográficas A. C.	3,500,000
Nacional		Apoyo a la Producción Discográfica de Artistas Independientes de México	4,055,000
Nacional		Artboretum Construcción del Centro de Artes Escénicas, Fase 4, Zona de Servicios: Biblioteca, Oficinas y Dormitorios	1,300,000
Nacional		Arte hasta mi Colonia	1,650,000
Nacional		Bienal Internacional de Pintura de México	2,000,000
Nacional		Caravana Cultural del Bajío	4,000,000
Nacional		Caravana Cultural en tu ciudad	3,000,000
Nacional		Caravana Teatral 2017	7,000,000
Nacional		Churumbela Cinema Móvil - Circuito Cultural	1,200,000
Nacional		Cine Bajo las Estrellas	4,500,000
Nacional		Cinema23	1,800,000
Nacional		Clasificación y Catalogación de Bienes y Recursos de Artes Escénicas para su Protección y Conservación	500,000
Nacional		Conservatorio de Música de Celaya	2,000,000
Nacional		Construcción del Centro Cultural para la Joven Mujer Indígena Mexicana	4,000,000
Nacional		Coros de México Orquesta Comunitaria	1,500,000
Nacional		Crece Leyendo	1,000,000
Nacional		Cultura a través de los Sentidos	1,000,000
Nacional		Cultura Itinerante	3,500,000
Nacional		Deleitando los Sentidos desde el Arte	2,500,000
Nacional		Derechos Culturales en Cinco Ciudades. Ciudadanía, Convivencia y Cultura de Paz	1,600,000
Nacional		Dramafest en Movimiento 2017-2018	2,500,000
Nacional		Ecofestival del Libro: Xbook	1,000,000
Nacional		Encuentro de Artes	2,500,000
Nacional		Expoferia San Joaquín Bacalar 2017	4,000,000
Nacional		Feminartes: Mujeres Creadoras	5,500,000
Nacional		Feria Itinerante de Artistas Independientes	1,500,000
Nacional		Festiva "Rompiendo las Fronteras del Sabor"	4,000,000
Nacional		Festival Cultural de los Reyes	2,000,000

		Ciudad de México	
Ciudad de México		QuetzalArt 2017	2,000,000
Ciudad de México		Rehabilitación y Mejoramiento de Instalaciones, Infraestructura y Equipamiento del Instituto Artene.	2,000,000
Ciudad de México		Rescate del Foro Shakespeare	3,000,000
Ciudad de México		SOMA: Espacio de Diálogo y Colaboración Entre Artistas	1,000,000
Ciudad de México		Taller "La Palabra, Territorio Común"	1,300,000
Ciudad de México		Talleres Culturales Itinerantes en la Ciudad de México	2,000,000
Ciudad de México		Temporada Cultural	2,500,000
Ciudad de México		Transpórtate al arte y la recreación para una mejor convivencia en la Ciudad de México	13,920,000
Coahuila de Zaragoza	Torreón	Programa de Apoyo a Orquestas Infantiles Coahuila	3,121,212
Coahuila de Zaragoza	Torreón	Proyecto Integral de Conservación, Equipamiento y Difusión Cultural del Museo Arocena	1,000,000
Coahuila de Zaragoza		Conciertos de la Camerata de Coahuila	4,000,000
Colima	Colima	Programa de Apoyo a Orquestas Infantiles Colima	2,121,212
Colima		Construcción de la Sede del Instituto Cultural Griselda Álvarez	718,103
Colima		Patrimoniarte	4,000,000
Durango	Durango	Programa de Apoyo a Orquestas Infantiles Durango	3,121,212
Durango		II Festival Internacional del Folclor Durango 2017	1,500,000
Durango		Programa de Fomento y Difusión Cultural del Arte de la Casa Cultura de Gómez Palacio	650,000
Durango		Talleres Culturales, "Todos por la educación y la Cultura de los Padres de familia en Durango"	1,000,000
Durango		Vi Festival Internacional del Folclor Infantil "Rosaura Revueltas"	2,500,000
Guanajuato	Acámbaro	Niños Cantores de Acámbaro, A.C.	600,000
Guanajuato	Dolores Hidalgo Cuna de la Independencia Nacional	Programa de Apoyo a Orquestas Infantiles Guanajuato	3,121,212
Guanajuato	Guanajuato	Proyectos Culturales, Festivales y Exposiciones	2,500,000
Guanajuato	León	Auditorio - Sala de ensayos Orquesta Trinitate cuarta etapa	1,500,000
Guanajuato	León	Compañía de Teatro Musical y Emprendimiento Juvenil Preventivo	2,000,000
Guanajuato	San Miguel de Allende	Festival de Las Artes en San Miguel de Allende	3,000,000
Guanajuato	San Miguel de Allende	Festival Internacional de Cine Guanajuato	6,000,000
Guanajuato		Cine Consciencia a través de la Cultura	5,000,000
Guanajuato		Difundarte León	5,000,000
Guanajuato		Edición e impresión del Libro 400 Años de Cervantes en México	1,500,000
Guanajuato		Edición e impresión del Libro Constitución de 1917, un siglo de Historia	1,000,000
Guanajuato		Extramuros, Cultura Itinerante en el Estado de Guanajuato	5,000,000

Ciudad de México	Benito Juárez	Sexto Festival Artístico de Otoño	4,000,000
Ciudad de México	Coyoacán	50 Años del Museo Nacional de la Acuarela Alfredo Guati Rojo.	800,000
Ciudad de México	Coyoacán	Arte y Circo	2,000,000
Ciudad de México	Coyoacán	Museo Dolores Olmedo: Proyecto Cultural 2017	1,500,000
Ciudad de México	Coyoacán	Museos Frida Kahlo y Museo Diego Rivera Anahuacalli	3,000,000
Ciudad de México	Coyoacán	Unidad de Programas Públicos (UPP) del Museo Universitario Arte Contemporáneo, UNAM	1,800,000
Ciudad de México	Cuauhtémoc	"Más Allá del Museo: El MIDE para Todos" (Continuidad y Ampliación del Proyecto: Las Niñas y Los Niños de México Van al Museo)	1,500,000
Ciudad de México	Cuauhtémoc	La Cultura y los Valores en tu Memoria	3,000,000
Ciudad de México	Cuauhtémoc	Programa de Apoyo a Orquestas Infantiles Ciudad de México	3,121,212
Ciudad de México	Cuauhtémoc	Programa de Exposiciones Temporales 2017 del Museo Franz Mayer	1,300,000
Ciudad de México	Cuauhtémoc	Programa de Exposiciones Temporales del Antiguo Colegio de San Ildefonso	1,500,000
Ciudad de México	Cuauhtémoc	Proyecto Cultural 2017 del Museo del Objeto del Objeto A.C.	1,100,000
Ciudad de México	Iztacalco	Arteatro Experiencias Artísticas y Escénicas en Iztacalco	1,000,000
Ciudad de México	Iztacalco	Una ventana al Arte: La Pintura en México	2,000,000
Ciudad de México	Iztapalapa	Papalote Iztapalapa por el Derecho a la Cultura	3,500,000
Ciudad de México	Iztapalapa	Programa Cultural de Artistas con Discapacidad	1,000,000
Ciudad de México	Tlalpan	Teatro Mágico y Arte en Tlalpan 2017	2,000,000
Ciudad de México		"El Arte de Convivir: Ante La Violencia Actúa". Por una cultura para prevenir y erradicar la violencia en la Ciudad de México.	17,400,000
Ciudad de México		22 festival Internacional de Cine para Niños (...Y no tan niños)	1,000,000
Ciudad de México		ART TECH, Exposiciones, Talleres, Cursos y Conferencias Sobre Creación Multimedia	2,000,000
Ciudad de México		Cine a la Carpa	2,500,000
Ciudad de México		Cultura y Ciudadanía: Plataforma de Investigación y Diseño de Políticas Culturales	1,000,000
Ciudad de México		Festival "Docsmx 2017"	2,300,000
Ciudad de México		Festival Internacional Movimiento artístico	2,000,000
Ciudad de México		Festival itinerante de Teatro en Espacios Alternativos	3,000,000
Ciudad de México		Festival Multicultural Ciudad de México - Oaxaca	2,000,000
Ciudad de México		La Titería: Abriendo las Puertas de la Resiliencia	1,200,000
Ciudad de México		Los Museos y el Mundo en Movimiento	2,640,000
Ciudad de México		Muestras Culturales de la Escuela de Artesanías del Distrito Federal del Instituto Nacional de Bellas Artes	2,000,000
Ciudad de México		Músicos de Acero	5,000,000
Ciudad de México		Promoción y Fomento de la Cultura en la	3,000,000

Nacional		Festival cultural: "Algarabía a la mexicana"	2,000,000
Nacional		Festival de Cartonería Mexicana	4,000,000
Nacional		Festival de Cine "Mexa de Corazón"	2,000,000
Nacional		Festival de Cine Documental Ambulante	3,000,000
Nacional		Festival de la Muerte	2,500,000
Nacional		Festival de las Culturas Populares y Arte Cinematográfico	1,200,000
Nacional		Festival de Música "Claro que se Puede"	2,000,000
Nacional		Festival de Todos los Músicos 2017	4,500,000
Nacional		Festival del Gran Señorío Chalca	2,500,000
Nacional		Festival Internacional de Danza	2,500,000
Nacional		Giras Musicales de la Orquesta y Coro de Fundación León A.C.	2,000,000
Nacional		Hacer Teatro para un Mejor País	1,000,000
Nacional		Jornadas Culturales Musitec	4,000,000
Nacional		Juegos Creativos para el Arte y el Aprendizaje	2,000,000
Nacional		México a Través del Arte	3,000,000
Nacional		Obra Teatral Mereces Vivir	10,000,000
Nacional		Opera y Bel Canto en Plazas Publicas	3,500,000
Nacional		Pantomima y Sonrisas: encuentro de Mimos por la Cultura	5,000,000
Nacional		Pópera 3a Edición	2,500,000
Nacional		Pro Amor a la Ópera	5,000,000
Nacional		Programa de Apoyo a Orquestas Infantiles Nacional (Orquesta Nacional)	2,121,212
Nacional		Proyección Internacional de la Orquesta Sinfónica de la UAH	4,000,000
Nacional		Pueblerismo 2	5,000,000
Nacional		Talleres Teatrales para la concientización sobre el abuso sexual infantil	1,500,000
Nacional		Temporada de Verano 2017 de la Orquesta Sinfónica de Minería	2,000,000
Nacional		Transformando el Espacio para la Cultura	2,500,000
Nayarit	Tepic	Programa de Apoyo a Orquestas Infantiles Nayarit	3,121,212
Nayarit		Fiestas y Ferias de Nayarit, Propuesta de Rescate y Promoción para la Construcción de Identidad Comunitaria en Tecuala Tepic, y Xalisco, Aralia, INAMUJ	2,000,000
Nayarit		Fortalecimiento para la producción y Capacitación artística en Nayarit	2,000,000
Nuevo León	Linares	Acercando la Cultura	2,000,000
Nuevo León	Monterrey	La Lectura y las Artes: Herramientas para la Cultura y La Paz	2,000,000
Nuevo León	Monterrey	Programa de Apoyo a Orquestas Infantiles Nuevo León	3,121,212
Nuevo León	Monterrey	Proyectos Culturales 2017	3,000,000
Nuevo León		"Danza para Todos"	4,000,000
Nuevo León		ESMDM: Formación Artística Profesional como detonador cultural, Segunda fase	3,000,000
Nuevo León		Volando con la Cultura en Nuevo León	4,500,000
Oaxaca	Heroica Ciudad de Huajuapan de León	Festival Cultural "Con Sazón de México"	1,000,000

Jalisco	Tuxpan	"El Arte de Convivir: Ante La Violencia Actúa". Por una cultura para prevenir y erradicar la violencia en el Municipio De Tuxpan	3,480,000
Jalisco		2° Festival de Pirotécnia Luminafest	3,000,000
Jalisco		2da Etapa Programa Anual Cultural en la Región Sur de Jalisco	4,000,000
Jalisco		Programa Cultural Temático primera Etapa	3,000,000
México	Coacalco de Berriozábal	La Travesía Cultural de la Serpiente	5,000,000
México	Ecatepec de Morelos	Difundiendo las Artes y la Cultura	1,000,000
México	Nezahualcóyotl	Actividades Culturales en el Municipio de Nezahualcóyotl del Estado de México	2,000,000
México	Nezahualcóyotl	Programa Cultural Depositario Cultural Mexiquense	2,000,000
México	Nezahualcóyotl	Programa de Apoyo a Orquestas Infantiles Estado de México	3,121,212
México	Tejupilco	Actividades Culturales para la Conmemoración Cultural	2,000,000
México		Amor en Tiempos de Opera	5,000,000
México		9 meses de Cultura	4,200,000
México		Artes Escénicas en Residencia	2,000,000
México		Conciertos 2017 OSEM	20,000,000
México		Disfrutando la cultura en Jilotepec	2,500,000
México		El Color de México 3	6,000,000
México		Encuentro Cultura y diversidad	2,000,000
México		Festival "Identificarte"	3,500,000
México		Festival de la Artes Municipio Nicolás Romero	1,500,000
México		Festival del Arte Escénico en Tecamac 2017	3,000,000
México		Murales Culturales Estado de México	4,000,000
México		Programa Intercultural de la Ciudad de México	3,000,000
México		Proyecto Cultural "Generando Alas"	3,000,000
México		De las galerías a la calle	1,000,000
Michoacán de Ocampo	Coeneo	Educando a través del Arte	2,000,000
Michoacán de Ocampo	Irimbo	Programa Cultural de la Región Oriente de Michoacán	2,000,000
Michoacán de Ocampo	Los Reyes	Programa Cultural	2,000,000
Michoacán de Ocampo	Morelia	15° Festival Internacional de Cine de Morelia	10,000,000
Michoacán de Ocampo	Morelia	Cine Itinerante	5,000,000
Michoacán de Ocampo	Morelia	Festival Mundial de Música, World Music Festival	1,500,000
Michoacán de Ocampo	Morelia	Morelia 1900, Vive la Historia	2,500,000
Michoacán de Ocampo	Morelia	Morelia en Boca 2017, el Festival Internacional de Gastronomía y Vino de México.	2,000,000
Michoacán de Ocampo	Morelia	Programa de Apoyo a Orquestas Infantiles Michoacán	3,121,212
Michoacán de Ocampo	Zacapu	Programa Cultural de Danzas Ancestrales de la Cultura Purépecha 2017	2,000,000
Michoacán de Ocampo		3er Festival Internacional de Mapping	10,000,000
Michoacán de Ocampo		Actividades Culturales	2,000,000
Michoacán de Ocampo		Festival internacional de Cine y Artes	4,500,000

Guanajuato		Festival Guardianes de la Tradición	2,000,000
Guanajuato		Guanajuato trabaja por la cultura	8,500,000
Guanajuato		Homenaje al pintor Guanajuatense Juan Nepomuceno Herrera	2,500,000
Guanajuato		Jornadas de Identidad Cultural para Jóvenes, Segunda Etapa	3,000,000
Guanajuato		Los Jóvenes al encuentro del Arte y la Tecnología en Guanajuato	1,500,000
Guanajuato		Mujeres Accionado para Mujeres	2,500,000
Guanajuato		Proyecto de reestructuración y rehabilitación del Fondo Esteban Vega	500,000
Guanajuato		Restauración de elementos de cantera (columnas, cornisas, zoclos y otros) de los patios interiores de la Escuela Normal Oficial de Guanajuato	3,000,000
Guanajuato		Restauración del patio interior del Museo Regional de Historia "Alhóndiga de Granaditas", Guanajuato	2,000,000
Guanajuato		Restauración Integral de Fuentes Históricas de la Ciudad de Guanajuato	3,500,000
Guanajuato		Restauración y conservación de 7 altares de Cantera en la Parroquia de Nuestra Señora del Socorro, Exconvento de San Pedro y San Pablo, Yuriria, Guanajuato	2,000,000
Guanajuato		Talleres para la formación de artistas en el Centro Cultural Exhacienda de Santo Tomás Huatzindeo	2,500,000
Guerrero	Acapulco de Juárez	Programa de Apoyo a Orquestas Infantiles Guerrero	3,121,212
Guerrero	Acapulco de Juárez	Talleres de Expresión Artística Khuba en Acapulco de Juárez, Guerrero	4,000,000
Guerrero	Tlapa de Comonfort	Festival Cultural "Restitución Artística y Cultural"	2,000,000
Guerrero	Zihuatanejo de Azueta	Festival Cultural de Zihuatanejo	200,000
Guerrero		Cine Rodante en la Costa Chica	3,500,000
Guerrero		Festival de la cultura y tradiciones afromexicanas	8,500,000
Hidalgo	Huasca de Ocampo	Letropolis encuentro de Arte y Literatura	1,000,000
Hidalgo	Pachuca de Soto	Programa de Apoyo a Orquestas Infantiles Hidalgo	3,121,212
Hidalgo	Villa de Tezontepec	"El Arte de Convivir: Ante La Violencia Actúa". Por una cultura para prevenir y erradicar la violencia en el Municipio de Villa de Tezontepec	1,740,000
Hidalgo		Adquisición de Instrumentos Musicales y Talleres para Región Huasteca Hidalguense	2,250,000
Hidalgo		Restauración del Templo y Exconvento de San Agustín, Atotonilco el Grande	5,700,000
Jalisco	Guadalajara	Festival Internacional de Cine en Guadalajara	8,000,000
Jalisco	Guadalajara	Programa Cultural de la Feria Internacional del Libro de Guadalajara de la Universidad de Guadalajara	4,000,000
Jalisco	San Pedro Tlaquepaque	Programa de Apoyo a Orquestas Infantiles Jalisco	3,121,212
Jalisco	Teocuitatlán de Corona	Festival Folklórico de Música de Banda I	1,000,000
Jalisco	Tequila	Programa de Desarrollo Cultural y Educativo para Tequila y Municipios Aledaños	1,500,000

Oaxaca	Oaxaca de Juárez	Primer encuentro de Arte Urbano "LADXIDO GUIDXI" organizado por "NUESTRO TEQUIO A.C."	2,000,000
Oaxaca	Oaxaca de Juárez	Programa de Apoyo a Orquestas Infantiles Oaxaca	3,121,212
Oaxaca	San Pedro Pochutla	Oaxaca Cultural Itinerante	2,000,000
Puebla	Acatzingo	Publicación de la Historia de la Hacienda de San Pedro Ovando y su influencia en el altiplano Central de México ni un teatro menos	2,000,000
Puebla	Huauchinango	Proyecto de Cultura Regional Huasteca Poblana	2,000,000
Puebla	Puebla	Programa de Apoyo a Orquestas Infantiles Puebla	3,121,212
Puebla	Xicotepec	Festival de la Sierra Mágica Poblana	2,000,000
Puebla		Caravanas BUAP de Arte y Cultura	1,500,000
Puebla		Fortalecimiento de la Identidad Regional de la Mixteca Baja de Puebla	4,300,000
Querétaro	Querétaro	Actividades Culturales "Corazones Mágicos"	850,000
Querétaro	Querétaro	Programa de Apoyo a Orquestas Infantiles Querétaro	3,121,212
Querétaro	Querétaro	Trovafest 2017	1,400,000
Querétaro		Festival Internacional de Danza "Ibérica Contemporánea en México" 2017	2,000,000
Querétaro		Sensacinema Querétaro	1,400,000
Quintana Roo	Bacalar	"El Arte de Convivir: Ante La Violencia Actúa". Por una cultura para prevenir y erradicar la violencia en el Municipio De Bacalar	3,480,000
Quintana Roo	Benito Juárez	Programa de Apoyo a Orquestas Infantiles Quintana Roo	3,121,212
Quintana Roo	Cozumel	Festival 500 años del encuentro de dos mundos en Cozumel, Quintana Roo	2,000,000
Quintana Roo	Lázaro Cárdenas	"El Arte de Convivir: Ante La Violencia Actúa". Por una cultura para prevenir y erradicar la violencia en el Municipio De Lázaro Cardenas	3,480,000
San Luis Potosí	San Luis Potosí	Programa de Apoyo a Orquestas Infantiles San Luis Potosí	2,121,212
San Luis Potosí	Tamasopo	Festival Cultural de Tamasopo, San Luis Potosí	1,199,041
San Luis Potosí	Villa de Reyes	Fortalecimiento a la Orquesta Sinfónica Juvenil de Villa de Reyes	1,000,000
Sinaloa	Culiacán	Programa de Apoyo a Orquestas Infantiles Sinaloa	2,121,212
Sinaloa	Sinaloa	Difusión Cultural Sinaloa 2017	2,000,000
Sonora	Alamos	Festival Cultural Álamos Bonito	1,500,000
Sonora	Bacanora	Festival Bacanora 2017	1,000,000
Sonora	Guaymas	Programa de Apoyo a Orquestas Infantiles Sonora	2,121,212
Sonora	Hermosillo	Actividades Culturales y Artísticas en Hermosillo, Sonora	1,000,000
Sonora	Hermosillo	Cultura en tu Ciudad 2017	5,000,000
Sonora	Hermosillo	Cultura para Todos 2017	5,000,000

Sonora	San Luis Río Colorado	Actividades Culturales en San Luis Río Colorado	2,500,000
Sonora		Actividades Culturales en tu Ciudad	2,000,000
Sonora		Actividades Culturales en tu Colonia	3,000,000
Tabasco	Cárdenas	Talleres Culturales	650,000
Tabasco	Centro	Programa de Apoyo a Orquestas Infantiles Tabasco	2,121,212
Tabasco	Huimanguillo	Talleres Culturales	650,000
Tabasco		Cultura por Tabasco	1,000,000
Tabasco		Tabasco Cultural	1,000,000
Tamaulipas	Matamoros	Cultura de Paz, a través de Actividades Artísticas y Recreativas	909,905
Tamaulipas	Reynosa	Programa de Apoyo a Orquestas Infantiles Tamaulipas	2,121,212
Tlaxcala	Tlaxcala	Programa de Apoyo a Orquestas Infantiles Tlaxcala	2,121,212
Tlaxcala		Rostros de Mi Tierra	1,100,000
Tlaxcala		Restauración de la Basílica de nuestra Señora de la Misericordia, Arte Tequitqui	1,000,000
Veracruz de Ignacio de la Llave	Coatepec	Programa de Apoyo a Orquestas Infantiles Veracruz	2,121,212
Veracruz de Ignacio de la Llave	Río Blanco	Festival cultural Rio Blanco	3,000,000
Veracruz de Ignacio de la Llave	Texhuacán	Restauración Integral del Templo San Miguel Arcángel Segunda Etapa	1,000,000
Veracruz de Ignacio de la Llave	Veracruz	Arte en Movimiento	1,500,000
Veracruz de Ignacio de la Llave	Veracruz	Proyecto cultural 2017	2,000,000
Veracruz de Ignacio de la Llave	Veracruz	Rescatando las Raíces Culturales de Veracruz	2,000,000
Veracruz de Ignacio de la Llave		Conciertos Culturales "Música Tradicional Mexicana"	2,489,640
Veracruz de Ignacio de la Llave		Festival cultural del café	3,000,000
Veracruz de Ignacio de la Llave		Programa cultural fortaleciendo la cultura en Veracruz	2,000,000
Veracruz de Ignacio de la Llave		Valorarte	3,000,000
Yucatán	Progreso	Programa de Apoyo a Orquestas Infantiles Yucatán	2,121,212
Yucatán		Centro Cultural "Alborada"	6,000,000
Yucatán		Feria Cultural en Pro de Cultura, las Artes y el Cine	4,000,000
Yucatán		FICMY, Mérida y Yucatán Film Festival Mérida y Yucatán Film Festival	2,500,000
Yucatán		Yucatán Internacional Music Festival	2,500,000
Zacatecas	Jerez	Difusión Cultural Zacatecana	1,000,000
Zacatecas	Morelos	"El Arte de Convivir: Ante La Violencia Actúa". Por una cultura para prevenir y erradicar la violencia en el Municipio De Morelos	4,640,000
Zacatecas	Nochistlán de Mejía	Nochistlán Cultura de Todos	1,000,000
Zacatecas	Zacatecas	Programa de Apoyo a Orquestas Infantiles	2,121,212

	Zacatecas	
Zacatecas	Festival Internacional de Poesía "Ramón López Velarde"	1,000,000

SALÓN DE SESIONES DE LA CÁMARA DE DIPUTADOS DEL HONORABLE CONGRESO DE LA UNIÓN.- Ciudad de México, a 10 de noviembre de 2016.- Dip. **Edmundo Javier Bolaños Aguilar**, Presidente.- Dip. **Raúl Domínguez Rex**, Secretario.- Rúbricas."

En cumplimiento de lo dispuesto por la fracción I del Artículo 89 de la Constitución Política de los Estados Unidos Mexicanos, y para su debida publicación y observancia, expido el presente Decreto en la Residencia del Poder Ejecutivo Federal, en la Ciudad de México, a veintinueve de noviembre de dos mil dieciséis.- **Enrique Peña Nieto**.- Rúbrica.- El Secretario de Gobernación, **Miguel Ángel Osorio Chong**.- Rúbrica.